Exhibit (a)(4)

Offer to exchange each outstanding share of common stock of

Chicago Bridge & Iron Company N.V.

for

2.47221 shares of common stock of McDermott International, Inc. (“McDermott”) or, if a 3-to-1 reverse stock split of the McDermott Common Stock (as defined herein) has occurred prior to the acceptance for exchange of shares of CB&I Common Stock (as defined herein) in the exchange offer, 0.82407 shares of common stock of McDermott by

McDermott Technology, B.V.

McDermott Technology, B.V. (“McDermott Bidco”), a private limited liability company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“McDermott”), is offering to exchange (the “Exchange Offer”) shares of McDermott common stock, par value $1.00 per share (“McDermott Common Stock”), for any and all issued and outstanding common shares, par value EUR 0.01 per share (“CB&I Common Stock”), of Chicago Bridge & Iron Company N.V., a public limited liability company incorporated under the laws of the Netherlands (“CB&I”).

On December 18, 2017, McDermott Bidco, CB&I, McDermott and the other parties thereto entered into a Business Combination Agreement (as it may be amended or supplemented from time to time, the “Business Combination Agreement”), which sets forth the rights and obligations of the parties with respect to the Exchange Offer and McDermott’s intention to acquire all of the outstanding shares of CB&I Common Stock. As of the date of this prospectus, McDermott owns none of the issued and outstanding shares of CB&I Common Stock.

McDermott Bidco is offering to exchange each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock or, if the McDermott Reverse Stock Split (as defined herein) has occurred prior to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer (the “Exchange Offer Effective Time”), 0.82407 shares of McDermott Common Stock, subject to the terms and conditions described in this prospectus. If all of the shares of CB&I Common Stock outstanding as of March 27, 2018 were exchanged in the Exchange Offer, McDermott Bidco would exchange a total of approximately 253.5 million shares of McDermott Common Stock for the shares of CB&I Common Stock. In this prospectus, we refer to the shares of McDermott Common Stock to be exchanged for shares of CB&I Common Stock as the “Exchange Offer Consideration.” CB&I shareholders may call (877) 825-8971 for information regarding the Exchange Offer Ratio.

No fractional shares of McDermott Common Stock will be delivered in connection with the Exchange Offer. Instead, each CB&I shareholder who participates in the Exchange Offer that would otherwise be entitled to a fraction of a share of McDermott Common Stock will receive cash in an amount equal to the product of the fractional share of McDermott Common Stock such shareholder otherwise would be entitled to receive and the closing price for a share of McDermott Common Stock on the business day immediately preceding the Closing Date (as defined herein).

The Exchange Offer commenced on March 29, 2018 and will, unless extended, expire at 12:01 a.m., Eastern time, on May 10, 2018 (such time, or such later time to which the Exchange Offer has been extended, the “Exchange Offer Expiration Time”). Shares of CB&I Common Stock tendered into the Exchange Offer may be withdrawn at any time prior to the Exchange Offer Expiration Time. See “The Exchange Offer—Withdrawal Rights.”

On the terms and subject to the conditions of the Business Combination Agreement, McDermott and CB&I have agreed to combine their businesses through the Exchange Offer followed by a series of transactions that we refer to as the “Core Transactions” and, together with the Exchange Offer, the “Combination.” CB&I shareholders who participate in the Exchange Offer generally will be able to exchange their shares of CB&I Common Stock for shares of McDermott Common Stock without incurring Dutch Dividend Withholding Tax (as defined herein) on the receipt of such shares of McDermott Common Stock. Each step of the Combination is intended to be completed substantially concurrently, provided that the Liquidation Distribution (as defined herein) will occur on the Closing Date (as defined herein) or as soon as practicable thereafter.

McDermott Bidco’s obligation to consummate the Exchange Offer, as part of the Combination, is subject to a number of conditions, including that the CB&I Shareholder Approval (as defined herein) is obtained at the CB&I Special General Meeting referred to herein and the McDermott Stockholder Approval (as defined herein) is obtained at the McDermott Special Meeting referred to herein, and each remains in full force and effect. We describe these conditions in the section entitled “The Business Combination Agreement—Conditions to the Exchange Offer as Part of the Combination.” Additionally, McDermott will not accept shares of CB&I Common Stock in the Exchange Offer without seeking to complete the Core Transactions promptly thereafter and otherwise in accordance with the Business Combination Agreement, and, if McDermott accepts shares in the Exchange Offer in accordance with the terms of the Business Combination Agreement, then the parties to the Business Combination Agreement will complete the Core Transactions promptly thereafter (and in any event on the closing date of the Combination (the “Closing Date”), other than the Liquidation Distribution, which shall occur on the Closing Date or as soon as practicable thereafter).

CB&I will hold a special general meeting of its shareholders (the “CB&I Special General Meeting”) on May 2, 2018 at 3:00 p.m., Central European Time, at the InterContinental Amstel Amsterdam, Professor Tulpplein 1, 1018 GX Amsterdam, The Netherlands, to, among other things, vote on the Articles Amendment Resolution, the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions, the Discharge Resolutions and the Compensation Resolution (each as defined herein).

McDermott will hold a special meeting of its stockholders (the “McDermott Special Meeting”) on May 2, 2018 at 9:00 a.m., Central Daylight Saving Time, at the offices of Baker Botts L.L.P., 910 Louisiana, 32nd floor, Houston, Texas U.S.A., to, among other things, vote on the McDermott Reverse Stock Split Articles Amendment Resolution, the McDermott Authorized Capital Articles Amendment Resolution, the McDermott Stock Issuance and the McDermott Meeting Adjournment (each as defined herein).

Shares of McDermott Common Stock are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “MDR.” On March 28, 2018, the closing price of McDermott Common Stock on the NYSE was $5.96 per share. Shares of CB&I Common Stock are listed on the NYSE under the trading symbol “CB&I.” On March 28, 2018, the closing price of CB&I Common Stock on the NYSE was $14.04 per share. CB&I shareholders are urged to obtain current market quotations for the McDermott Common Stock and CB&I Common Stock.

Non-tendering CB&I shareholders who receive shares of McDermott Common Stock pursuant to the Liquidation Distribution rather than the Exchange Offer generally will be subject to the Dutch Dividend Withholding Tax. See “Material Tax Consequences of the Combination—Dutch Dividend Withholding Tax.”

FOR A DISCUSSION OF RISKS AND OTHER FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER, PLEASE CAREFULLY READ THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS” BEGINNING ON PAGE 27.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Exchange Offer or the Exchange Offer Consideration to be issued in the Exchange Offer or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES PURSUANT HERETO, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED OR WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH JURISDICTION. IF YOU ARE IN ANY DOUBT AS TO YOUR ELIGIBILITY TO PARTICIPATE IN THE OFFER, YOU SHOULD CONTACT YOUR PROFESSIONAL ADVISOR IMMEDIATELY.

The date of this prospectus is March 29, 2018.

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QUESTIONS AND ANSWERS

Except where specifically noted, the following information and all other information contained in this document does not give effect to the proposed reverse stock split described in McDermott Proposal No. 1.

The following are answers to some questions that you, as a stockholder of McDermott International, Inc., a Panamanian corporation (which we refer to as “McDermott”), or as a shareholder of Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (which we refer to as “CB&I”), may have regarding the proposed transactions between McDermott and CB&I. You are urged to read this entire document carefully, including its annexes and the other documents referenced herein in their entirety, because this section may not provide all of the information that is important to you with respect to the Combination (as defined herein), the Business Combination Agreement (as defined herein), McDermott, CB&I and the other parties to the Business Combination Agreement. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this document. You may obtain the information incorporated by reference into this document without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 219 of this document. Unless the context otherwise requires, references to “shareholders” refer to those who on the record date are, and are registered in the CB&I Share Register (as defined below) as holders of shares of CB&I Common Stock or others with meeting rights under Dutch law with respect to shares of CB&I Common Stock.

About the Combination

Q:	Why am I receiving these materials?

A:

You are receiving these materials because you were a stockholder of record or shareholder of record, as applicable, of either McDermott, CB&I or both on the respective record date for the McDermott Special Meeting or the CB&I Special General Meeting referred to below. McDermott and CB&I have agreed to combine their businesses by a series of transactions (and subject to the terms and conditions of the Business Combination Agreement) described in this document and referred to as the “Core Transactions,” preceded by the Exchange Offer (as defined herein). A copy of the Business Combination Agreement, as amended, is attached as Annex A-1 and Annex A-2 to this document. Both the series of transactions and the Exchange Offer will result in the same consideration for CB&I’s shareholders, except that the receipt of shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation generally will be subject to Dutch dividend withholding tax under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) to the extent the Liquidation Distribution (as defined herein) exceeds the average paid-in capital recognized for Dutch dividend withholding tax purposes of the shares of CB&I Newco common stock (the “Dutch Dividend Withholding Tax”).

This document is a prospectus that will be used in connection with the offer by McDermott Technology, B.V., a company organized under the laws of the Netherlands (“McDermott Bidco”), to exchange each share of common stock, par value EUR 0.01, of CB&I (“CB&I Common Stock”) for a specified number of shares of common stock, par value $1.00 per share, of McDermott (“McDermott Common Stock”) and is a joint proxy statement/prospectus that:

•

will be used in connection with the special meeting of stockholders of McDermott being held on May 2, 2018 (the “McDermott Special Meeting”) and the special general meeting of shareholders of CB&I being held on May 2, 2018 (the “CB&I Special General Meeting”);

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constitutes a prospectus of Comet I B.V., a company organized under the laws of the Netherlands and a direct wholly owned subsidiary of CB&I (“CB&I Newco”), with respect to the shares of common stock of CB&I Newco to be allotted by CB&I Newco as a result of the Merger (as defined herein) in accordance with the Merger Proposal (as defined herein); and

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constitutes a prospectus of McDermott with respect to the shares of common stock of McDermott to be allotted upon exchange of an exchangeable note in connection with the Liquidation (as defined herein);

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This document contains important information about the Combination and the transactions comprising it, the Business Combination Agreement, and the McDermott Special Meeting and the CB&I Special General Meeting, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending a special meeting.

Q:	What is the Combination?

A:

McDermott and CB&I, together with the other parties thereto, have entered into a Business Combination Agreement, pursuant to which CB&I will combine with McDermott through a series of transactions referred to as the “Core Transactions” preceded by the Exchange Offer (such series of transactions, together with the Exchange Offer, the “Combination”). Subject to the terms and conditions of the Business Combination Agreement, the Combination will occur as follows:

•

McDermott Bidco will launch an offer to exchange (the “Exchange Offer”) any and all issued and outstanding shares of CB&I Common Stock for shares of McDermott Common Stock at the Exchange Offer Ratio (as defined herein), with the completion of the Exchange Offer to occur prior to the Merger Effective Time (as defined herein);

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Certain subsidiaries of McDermott will complete an acquisition transaction (the “CB&I Technology Acquisition”) no later than immediately prior to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer (the “Exchange Offer Effective Time”), pursuant to which they will acquire for cash the equity of certain CB&I subsidiaries that own CB&I’s technology business, and the cash proceeds paid in the CB&I Technology Acquisition will be used to repay certain existing debt of CB&I;

•	McDermott Bidco will complete the Exchange Offer;

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Promptly following the Exchange Offer Effective Time, CB&I, CB&I Newco and Comet II B.V., a company organized under the laws of the Netherlands and a direct wholly owned subsidiary of CB&I Newco referred to as “CB&I Newco Sub,” will complete a merger transaction (the “Merger”), pursuant to which CB&I will merge with and into CB&I Newco Sub, with: (1) CB&I Newco Sub continuing as a wholly owned subsidiary of CB&I Newco; (2) all holders of shares of CB&I Common Stock becoming shareholders of CB&I Newco; and (3) McDermott Bidco becoming a shareholder of CB&I Newco, as a result of any shares it will have validly accepted for exchange in the Exchange Offer being exchanged for shares of CB&I Newco pursuant to the terms of the Merger;

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McDermott Bidco and CB&I Newco will complete a share purchase and sale transaction, as a result of which CB&I Newco Sub will become an indirect subsidiary of McDermott through the sale of all of the outstanding shares in the capital of CB&I Newco Sub to McDermott Bidco in exchange for an Exchangeable Note (as defined herein); and

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CB&I Newco will be dissolved and liquidated (the “Liquidation”), as a result of which former CB&I shareholders that become CB&I Newco shareholders in the Merger will receive shares of McDermott Common Stock allotted upon the mandatory exchange of the Exchangeable Note, subject to applicable withholding taxes, including the Dutch Dividend Withholding Tax.

As a result of the Core Transactions, shareholders of CB&I who do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer and, as a result of the Merger, become CB&I Newco shareholders, will be entitled to receive, in respect of each former share of CB&I Common Stock, upon completion of the Liquidation, 2.47221 shares of common stock, par value $1.00 of McDermott (“McDermott Common Stock”), or, if the McDermott Reverse Stock Split (as defined below) has occurred prior to the date on which the Exchange Offer Effective Time (as defined below) occurs, 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares. The consideration per share of CB&I Common Stock to be received pursuant to the Core Transactions is the same as the Exchange Offer Ratio, except that the receipt of shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation generally will be subject to Dutch Dividend Withholding Tax.

Q:	What will happen to CB&I as a result of the Combination?

A:

If the Combination is completed, CB&I will cease to exist after the Merger and CB&I Newco Sub, the surviving company in the Merger, will become a wholly owned subsidiary of McDermott. As a result of the Combination, CB&I will no longer be a publicly held company. Following the Combination, CB&I intends to delist the CB&I Common Stock from the New York Stock Exchange (“NYSE”) and deregister the CB&I Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	Is the completion of the Combination subject to any conditions?

A:

Yes. In addition to the approval of certain resolutions by McDermott stockholders and CB&I shareholders, completion of the Combination requires the receipt of certain governmental and regulatory approvals and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the Business Combination Agreement.

Q:	When do you expect to complete the Combination?

A:

McDermott and CB&I are working to complete the Combination as promptly as practicable. McDermott and CB&I currently expect to complete the Combination in the second quarter of 2018, subject to regulatory approvals, approval of certain resolutions by McDermott’s stockholders and CB&I’s shareholders and other customary closing conditions. However, no assurance can be given as to when, or if, the Combination will occur.

Q:	What happens if the Combination is not completed?

A:

If the resolutions necessary to effectuate the Business Combination Agreement are not approved by McDermott stockholders or CB&I shareholders or if the Combination is not completed for any other reason, CB&I shareholders will not receive shares of McDermott Common Stock in exchange for their CB&I Common Stock in connection with the Business Combination Agreement. Instead, CB&I will remain a public company and CB&I Common Stock will continue to be registered under the Exchange Act and traded on the NYSE.

If the Business Combination Agreement is terminated under specified circumstances, McDermott or CB&I may be required to pay the other party a termination fee of $60 million as described under “The Business Combination Agreement—Termination, Amendment and Waiver” beginning on page 133 of this document.

Q:	What do CB&I shareholders receive if the Combination is completed?

A:

For each share of CB&I Common Stock, whether exchanged in the Exchange Offer or as part of the Merger and Liquidation, CB&I shareholders will be entitled to receive 2.47221 shares of McDermott Common Stock (or 0.82407 shares of McDermott Common Stock, if the proposed reverse stock split described in McDermott Proposal No. 1 is completed), plus cash in lieu of any fractional shares, less any applicable withholding taxes (the “Per Share Consideration”).

Q:	How do I calculate the value of the Combination consideration?

A:	Because McDermott will issue a fixed number of shares of McDermott Common Stock as the Per Share Consideration, the value of the Per Share Consideration will depend on the price per share of McDermott

Common Stock at the time the Combination is completed. That price will not be known at the time of the CB&I Special General Meeting or McDermott Special Meeting and may be greater or less than the current price of the McDermott Common Stock or the price of shares of McDermott Common Stock at the time of the CB&I Special General Meeting or the McDermott Special Meeting. The market price of the McDermott Common Stock will fluctuate prior to the Combination, and the market price of the shares of McDermott Common Stock when received by CB&I shareholders after the Combination is completed could be greater or less than the current market price of the McDermott Common Stock. See “Risk Factors” beginning on page 27 of this proxy statement/prospectus.

Based on the closing price of the McDermott Common Stock on the NYSE on December 18, 2017, the last trading day before the public announcement of the Business Combination Agreement, the Per Share Consideration was $18.76 per share of CB&I Common Stock. Based on the closing price of the McDermott Common Stock on the NYSE on March 28, 2018, the most recent practicable trading day prior to the date of this document, the Per Share Consideration was $14.73 per share of CB&I Common Stock. We urge you to obtain current market quotations of McDermott Common Stock and CB&I Common Stock.

Q:	Are CB&I shareholders entitled to appraisal rights?

A:

Neither CB&I shareholders nor CB&I Newco shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the CB&I Common Stock or CB&I Newco common stock in connection with the Combination.

McDermott stockholders are not entitled to appraisal or dissenters’ rights with respect to the McDermott Reverse Stock Split.

Q:	What are the material tax consequences of the Combination?

A:

Although McDermott and CB&I have agreed to use commercially reasonable efforts to cause the Merger and the related elements of the Combination, taken together, to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code, there can be no assurance that the Merger and related elements of the Combination will so qualify. In addition, the completion of the Combination is not conditioned on qualification as a “reorganization” or upon the receipt of an opinion of counsel or IRS ruling to that effect. U.S. holders (as defined under “Material Tax Consequences of the Combination”) of shares of CB&I Common Stock will be required to recognize gain for U.S. federal income tax purposes on the receipt of shares of McDermott Common Stock if the Merger and related elements of the Combination, taken together, fail to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code.

In addition, holders of CB&I Common Stock who receive shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation (rather than the Exchange Offer) generally will be subject to Dutch Dividend Withholding Tax.

Q:	What happens to CB&I equity awards?

A:

At the Merger Effective Time, all outstanding unexercised options to purchase shares of CB&I Common Stock (“CB&I Options”) will immediately vest and be converted into options to purchase shares of McDermott Common Stock with the duration and terms of such converted options to remain generally the same as the original CB&I Options. The number of shares of McDermott Common Stock subject to each converted option will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Option by the Exchange Offer Ratio, rounded down to the nearest whole share. The option exercise price per share of McDermott Common Stock will be equal to the option exercise price per share of CB&I Common Stock under the original CB&I Option divided by the Exchange Offer Ratio, rounded up to the nearest whole cent.

At the Merger Effective Time, each outstanding award of performance shares relating to CB&I Common Stock (each, a “CB&I Performance Share Award”) will be canceled and converted into the right to receive cash, without interest and less applicable withholding taxes, in an amount equal to (1) the product of (a) the Exchange Offer Ratio, (b) the target number of shares of CB&I Common Stock subject to the CB&I Performance Share Award and (c) the closing price for a share of McDermott Common Stock on the business day immediately preceding the date of the closing of the Combination plus (2) an amount equal to any dividend equivalents associated with the CB&I Performance Share Award at that time.

At the Merger Effective Time: (1) each outstanding restricted stock unit award granted by CB&I (“CB&I Restricted Stock Unit Awards”) that is held by a non-employee member of the CB&I Supervisory Board (whether or not vested); (2) each vested CB&I Restricted Stock Unit Award held by a member of a specific group of executive officers of CB&I that has not been settled; (3) each CB&I Restricted Stock Unit Award that vests in accordance with its terms as result of the Combination; and (4) each vested share of CB&I Common Stock deferred pursuant to any CB&I equity compensation plan, will, in each case, be converted into a right to receive (a) a number of shares of McDermott Common Stock equal to the product of (i) the number of shares of CB&I Common Stock subject to the original CB&I award and (ii) the Exchange Offer Ratio, rounded to the nearest whole number of shares, plus (b) cash in an amount equal to any dividend equivalents associated with the CB&I Restricted Stock Unit Award at that time, subject to applicable withholding taxes.

At the Merger Effective Time, each other outstanding CB&I Restricted Stock Unit Award will be converted into a right to receive an award of restricted stock units that will be settled in McDermott Common Stock with substantially the same terms as the original CB&I award, including the vesting schedule and any conditions and restrictions on receipt. The number of shares of McDermott Common Stock subject to the converted restricted stock unit award will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Restricted Stock Unit Award by the Exchange Offer Ratio, rounded to the nearest whole number of shares. The transactions contemplated by the Business Combination Agreement will not be considered a change in control for purposes of any award of CB&I Restricted Stock Units granted on or after December 18, 2017.

The CB&I Employee Stock Purchase Plan and Supervisory Board Stock Purchase Plan were suspended effective January 1, 2018, and such plans will be terminated effective as of, and contingent upon, the Merger Effective Time.

Q:	Will the shares of McDermott Common Stock received in consideration for shares of CB&I Common Stock be traded on an exchange?

A:

It is a condition to the consummation of the Combination that the shares of McDermott Common Stock to be issued to CB&I shareholders in the Exchange Offer and the Combination be approved for listing on the NYSE, subject to official notice of issuance.

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About the Exchange Offer

Q:	Who is offering to exchange my shares of CB&I Common Stock?

A:

McDermott Bidco, a wholly owned subsidiary of McDermott, is offering to exchange each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock or, if the McDermott Reverse Stock Split (as defined herein) has occurred prior to the Exchange Offer Effective Time, 0.82407 shares of McDermott Common Stock, subject to the terms and conditions described in this prospectus. McDermott Bidco is a private limited liability company incorporated under the laws of the Netherlands and McDermott is a corporation incorporated under the laws of the Republic of Panama.

See “Summary—Information about the Companies” and “Business of McDermott.”

Q:	What are the classes and amounts of securities sought in the Exchange Offer?

A:	McDermott Bidco is offering to exchange all outstanding shares of CB&I Common Stock.

See “Summary—The Exchange Offer” and “The Exchange Offer.”

Q:	Is there an agreement governing the Exchange Offer?

A:

Yes. McDermott, McDermott Bidco, CB&I and the other parties thereto entered into the Business Combination Agreement, which sets forth the rights and obligations of the parties with respect to the Exchange Offer. On the terms and subject to the conditions of the Business Combination Agreement, McDermott and CB&I have agreed to combine their businesses through the Exchange Offer, followed by the Core Transactions, as a result of which CB&I will become a wholly owned subsidiary of McDermott.

See “The Business Combination Agreement.”

Q:	Why is McDermott Bidco making the Exchange Offer?

A:

The Exchange Offer forms part of the Combination. The McDermott Parties and the CB&I Parties will complete the Core Transactions promptly after McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer, in accordance with the Business Combination Agreement.

Non-tendering CB&I shareholders who receive shares of McDermott Common Stock pursuant to the Liquidation Distribution rather than the Exchange Offer generally will be subject to Dutch Dividend Withholding Tax. See “Material Tax Consequences of the Combination—Dutch Dividend Withholding Tax.”

CB&I shareholders who participate in the Exchange Offer will be able to exchange their shares of CB&I Common Stock for shares of McDermott Common Stock without incurring Dutch Dividend Withholding Tax on the receipt of such shares of McDermott Common Stock.

See “Exchange Offer—Purpose of the Exchange Offer.”

Q:	What will CB&I shareholders receive in the Exchange Offer? Will I have to pay any fees or commissions?

A:

In the Exchange Offer, CB&I shareholders will have the right to exchange each of their shares of CB&I Common Stock for 2.47221 shares of McDermott Common Stock or, if the 3-to-1 reverse stock split of the McDermott Common Stock (the “McDermott Reverse Stock Split”) has occurred prior to the time at which

McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer (the “Exchange Offer Effective Time”), 0.82407 shares of McDermott Common Stock (as applicable, the “Exchange Offer Ratio”), plus cash in lieu of fractional shares. The Exchange Offer Ratio will not be adjusted to reflect changes in the trading prices of CB&I Common Stock or McDermott Common Stock prior to the date of the completion of the Exchange Offer.

If you are the record owner of your shares of CB&I Common Stock and you tender your shares directly to Computershare Trust Company, N.A. (the “Exchange Agent”), you will not have to pay brokerage fees, commissions, or similar expenses. If you own your shares of CB&I Common Stock through a broker, dealer, commercial bank, trust company, or other nominee and your broker, dealer, commercial bank, trust company, or other nominee tenders your shares of CB&I Common Stock on your behalf, your broker, dealer, commercial bank, trust company, or nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company, or nominee to determine whether any charges will apply.

McDermott Bidco will only deliver whole shares of McDermott Common Stock in the Exchange Offer (the “Exchange Offer Consideration”). To the extent a CB&I shareholder otherwise would be entitled to a fractional share of McDermott Common Stock as a result of the application of the Exchange Offer Ratio, such shareholder will instead receive an amount in cash equal to the product of the fractional share interest such shareholder otherwise would be entitled to and the closing price for a share of McDermott Common Stock on the business day immediately preceding the closing date of the Combination.

Q:	How will untendered shares of CB&I Common Stock be affected after the Exchange Offer?

A:	McDermott and CB&I will complete the Core Transactions promptly after McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer.

Non-tendering CB&I shareholders who receive shares of McDermott Common Stock pursuant to the Liquidation Distribution rather than the Exchange Offer generally will be subject to Dutch Dividend Withholding Tax. See “Material Tax Consequences of the Combination.”

Q:	What are the U.S. federal income tax consequences of tendering shares of CB&I Common Stock for U.S. shareholders?

A:

Although McDermott and CB&I have agreed to use commercially reasonable efforts to cause the Merger (as defined below) and the related elements of the Combination, taken together, to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code, there can be no assurance that the Merger and related elements of the Combination will so qualify. In addition, the completion of the Combination is not conditioned on qualification as a “reorganization” or upon the receipt of an opinion of counsel or IRS ruling to that effect.

U.S. holders (as defined under “Material Tax Consequences of the Combination”) of shares of CB&I Common Stock will be required to recognize gain for U.S. federal income tax purposes on the receipt of shares of McDermott Common Stock if the Merger and related elements of the Combination, taken together, fail to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code. See “Material Tax Consequences of the Combination” for additional information.

Q:	How long do CB&I shareholders have to decide whether to exchange their shares of CB&I Common Stock for shares of McDermott Common Stock?

A:

You will have until 12:01 a.m. Eastern time on May 10, 2018, unless the Exchange Offer is extended in accordance with the provisions of the Business Combination Agreement (such time, or such later time to which the Exchange Offer has been so extended, is referred to as the “Exchange Offer Expiration Time”). McDermott Bidco is not providing for guaranteed delivery procedures, and therefore CB&I shareholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”) and the Exchange Agent prior to the Exchange Offer Expiration Time.

The method of delivery of shares of CB&I Common Stock and all other required documents, including delivery through DTC, is at the option and risk of the tendering CB&I shareholder, and delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, McDermott Bidco recommends registered mail with return receipt requested and properly insured. In all cases, CB&I shareholders should allow sufficient time to ensure timely delivery.

Q:	Will there be a subsequent offering period?

A:	McDermott Bidco does not anticipate making any “subsequent offering period” (as contemplated by Rule 14d-11 of the Exchange Act) available after the Exchange Offer Expiration Time.

Q:	What is the process for exchanging shares of CB&I Common Stock?

A:	For you to validly tender your shares of CB&I Common Stock pursuant to the Exchange Offer, prior to the expiration of the Exchange Offer:

•

If your shares are directly registered in your own name in CB&I’s shareholders register, including if you are a record holder and you hold shares in book-entry form on the books of CB&I’s transfer agent, the following must be received by the Exchange Agent at one of its addresses set forth in the letter of transmittal prior to the Exchange Offer Expiration Time: (a) the letter of transmittal, properly completed and duly executed, and (b) any other documents required by the letter of transmittal.

•

If your shares are held in “street” name and are being tendered by book-entry transfer into an account maintained at the DTC, the following must be received by the Exchange Agent at one of its addresses set forth in the letter of transmittal prior to the Exchange Offer Expiration Time: (a) the letter of transmittal, properly completed and duly executed, or an agent’s message; (b) a book-entry confirmation from DTC; and (c) any other required documents.

•

If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

•

If your shares are allocated to your account under the Chicago Bridge & Iron Savings Plan or the Lutech Resources, Inc. 401(k) Savings Plan (the “CB&I 401(k) Plans”), you should follow the special instructions you receive from the plan trustee.

See “The Exchange Offer—Procedures for Tendering.”

Q:	What is the process for exchanging shares of CB&I Common Stock allocated to my account under the CB&I 401(k) Plans?

A:

The procedures for tendering shares of CB&I Common Stock allocated to your account under the CB&I 401(k) Plans are different from the procedures for tendering other shares of CB&I Common Stock you own directly. You should follow the special exchange instructions that are being sent to you by the plan trustee. You should not use the letter of transmittal to direct the tender of shares of CB&I Common Stock allocated to your CB&I 401(k) Plan account. As described in the special instructions, you may direct the plan trustee to tender all, some or none of the shares of CB&I Common Stock allocable to your CB&I 401(k) Plan account, subject to any limitations set forth in any instructions provided by the plan trustee. To allow sufficient time for the tender of shares by the plan trustee, tendering holders will be required to provide the requisite instructions so that such instructions are received and processed by 3:00 p.m. Eastern Time two business days prior to the date on which the Exchange Offer Expiration Time occurs, unless the Exchange Offer is extended. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of your directions may also be extended.

Q:	Until what time can the shares of CB&I Common Stock be withdrawn?

A:

CB&I shareholders may withdraw their previously tendered shares of CB&I Common Stock at any time until the Exchange Offer Expiration Time. After the Exchange Offer Expiration Time, CB&I shareholders that have tendered their shares pursuant to the Exchange Offer will no longer be able to withdraw their shares and tenders of shares made pursuant to the Exchange Offer will be irrevocable; provided, that, if McDermott Bidco has not yet accepted shares of CB&I Common Stock tendered for exchange, any CB&I shareholder may withdraw its tendered shares after the 60th day following commencement of the Exchange Offer.

If you hold your shares through the CB&I 401(k) Plans, you may withdraw or change your previously submitted instructions to the plan trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be provided in accordance with the special exchange instructions being sent to you by the plan trustee and must be received by 3:00 p.m. Eastern Time two business days prior to the date on which the Exchange Offer Expiration Time occurs.

Q:	What obligation does McDermott have to accept any shares of CB&I Common Stock for exchange?

A:

The obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer will be subject only to the satisfaction (or waiver) of the conditions to the Exchange Offer, as part of the Combination. If McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer, the CB&I and McDermott entities that are parties to the Business Combination Agreement will complete the Core Transactions promptly thereafter in accordance with the Business Combination Agreement.

Q:	What is the procedure to withdraw previously tendered shares of CB&I Common Stock?

A:

To properly withdraw previously tendered shares prior to the Exchange Offer Expiration Time (after which there will be no withdrawal rights; provided, that, if McDermott Bidco has not yet accepted shares of CB&I Common Stock tendered for exchange, any CB&I shareholder may withdraw its tendered shares after the 60th day following commencement of the Exchange Offer), CB&I shareholders must instruct the Exchange Agent to arrange for the withdrawal of such shares by a written or facsimile transmission notice of withdrawal, which must be timely received by the Exchange Agent prior to the Exchange Offer Expiration Time. Any notice of withdrawal must specify the name of the person having tendered the shares of CB&I Common Stock to be withdrawn, the number of tendered shares of CB&I Common Stock to be withdrawn and the name of the holder of the tendered shares of CB&I Common Stock to be withdrawn, if different from that of the person who tendered such shares.

If you hold your shares through the CB&I 401(k) Plans, you may withdraw or change your previously submitted instructions to the plan trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be provided in accordance with the special exchange instructions being sent to you by the plan trustee and must be received by 3:00 p.m. Eastern Time two business days prior to the date on which the Exchange Offer Expiration Time occurs.

Q:	Can the Exchange Offer be extended and, if so, under what circumstances?

A:

McDermott Bidco may extend the Exchange Offer to such other date and time as may be agreed in writing by McDermott and CB&I, and McDermott Bidco will extend the Exchange Offer for any minimum period required by the SEC or the NYSE (including, without limitation, for any five-day extension period or longer period required under Rule 14d-4 or Rule 14e-1 under the Exchange Act). Pursuant to the Business Combination Agreement, McDermott Bidco has also agreed to extend the Exchange Offer on one or more occasions if, at the then-scheduled Exchange Offer Expiration Time, any condition to the Exchange Offer has not been satisfied or waived, provided that:

•

prior to the date of the later of the McDermott Special Meeting and the CB&I Special General Meeting, no single extension is permitted to be for a period ending later than the earlier of: (1) the 20th business day after the then-scheduled Exchange Offer Expiration Time and (2) the fifth business Day after the date on which the later of the McDermott Special Meeting and the CB&I Special General Meeting is scheduled to occur (or is reasonably expected to occur);

•	after the date of the later of the McDermott Special Meeting and the CB&I Special General Meeting, no single extension is permitted for a period of more than five business days; and

•

McDermott Bidco may not under any circumstances extend the Exchange Offer to a date later than June 18, 2018 (as it may be extended to a date no later than December 18, 2018 under specified circumstances, the “Termination Date”).

McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date.

See “The Exchange Offer—Extension of the Exchange Offer.”

Q:	How will CB&I shareholders be notified if the Exchange Offer is extended?

A:

Any extension of the Exchange Offer will be followed by a public announcement of the extension no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Exchange Offer was otherwise scheduled to expire. Without limiting the manner in which McDermott Bidco may choose to make any public announcement, McDermott Bidco currently intends to make announcements regarding the Exchange Offer by issuing a press release and making an appropriate filing with the SEC.

Q:	What are the most significant conditions to the Exchange Offer, as part of the Combination?

A:

The Exchange Offer will be subject to a number of conditions, including the approval of certain resolutions by McDermott stockholders and CB&I shareholders and the receipt of certain governmental and regulatory approvals.

The conditions to the Exchange Offer, as part of the Combination, must be satisfied or, to the extent permitted by applicable law, waived at or prior to the Exchange Offer Expiration Time. If the conditions are not satisfied, or, to the extent permitted by applicable law, waived, the Exchange Offer will not be completed and tendered shares of CB&I Common Stock will be returned to the registered holders of such shares.

See “The Exchange Offer—Conditions to the Exchange Offer as Part of the Combination.”

Q:	When do you expect the Exchange Offer to be completed and when will the Exchange Offer consideration be transferred?

A:

Promptly following the Exchange Offer Expiration Time (but in any event within one hour, if the Exchange Offer Expiration Time occurs between 9:00 a.m. to 4:00 p.m. Eastern time on any business day), McDermott Bidco will accept for exchange and, at or promptly (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act)) thereafter, deliver the Exchange Offer Consideration (by delivery by McDermott Bidco of shares of McDermott Common Stock to the Exchange Agent appointed by McDermott Bidco for the Exchange Offer) for all shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer as of the Exchange Offer Effective Time.

x

Q:	Whom should I call with questions?

A:	McDermott stockholders or CB&I shareholders who have questions about the Exchange Offer or desire additional copies of this document should contact:

if you are a McDermott stockholder:	if you are a CB&I shareholder:
MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Toll-free: (800) 322-2885 Collect: (212) 929-5500	Innisfree M&A Incorporated 501 Madison Avenue New York, New York 10022 Toll-free: (877) 825-8971 Collect: (212) 750-5833

SUMMARY

This summary highlights selected information contained in this document and may not contain all of the information that is important to you. McDermott and CB&I urge you to read this entire document carefully, including its annexes and the other documents referred to herein. A copy of the Business Combination Agreement is attached as Annex A to this document and is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 212 of this document. McDermott and CB&I have included in this summary references to other portions of this document to direct you to a more complete description of the topics presented, which you should review carefully in their entirety.

The Exchange Offer and the Business Combination Agreement

Pursuant to the Business Combination Agreement dated as of December 18, 2017 (the “Business Combination Agreement”), McDermott International, Inc. (“McDermott”) and Chicago Bridge & Iron Company N.V. (“CB&I”) have agreed to combine their businesses by a series of transactions, referred to as the “Core Transactions,” preceded by the Exchange Offer (as defined herein) (together, with the Core Transactions, the “Combination”), subject to the terms and conditions of the Business Combination Agreement.

The Business Combination Agreement is more fully described in the section “The Business Combination Agreement” and a copy of the Business Combination Agreement is attached as Annex A to this document. You should read the Business Combination Agreement carefully in its entirety before making any decisions regarding the Combination because it is the legal document that governs the relationship between McDermott and CB&I with respect to the Combination.

Information About the Companies

McDermott International, Inc. (see page 165)

McDermott, a corporation incorporated under the laws of the Republic of Panama in 1959, is a leading provider of integrated engineering, procurement, construction and installation, front-end engineering and design and module fabrication services for upstream field developments worldwide.

McDermott’s common stock, par value $1.00 per share (“McDermott Common Stock”) is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “MDR.” McDermott’s principal executive offices are located at 4424 West Sam Houston Parkway North, Houston, Texas 77041, and its telephone number at that location is (281) 870-5000.

Chicago Bridge & Iron Company N.V. (see page 166)

Founded in 1889, CB&I provides a wide range of services, including conceptual design, technology, engineering, procurement, fabrication, modularization, construction, commissioning, maintenance, program management and environmental services to customers in the energy infrastructure market throughout the world.

CB&I’s common stock, par value EUR 0.01 per share (“CB&I Common Stock”) is listed on the NYSE under the trading symbol “CBI.” CB&I’s principal executive offices are located at Prinses Beatrixlaan 35, 2595 AK, The Hague, The Netherlands and its telephone number at that location is 011-31-70-373-2010. CB&I’s administrative headquarters are located at One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380, USA and its telephone number at that location is (832) 513-1000.

McDermott Technology, B.V.

McDermott Technology, B.V., which we refer to as “McDermott Bidco,” is a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of McDermott that was formed on December 14, 2017, solely for the purpose of effecting the Combination. To date, McDermott Bidco has not conducted any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement dated as of December 18, 2017, by and among McDermott, CB&I and the other parties thereto (as it may be amended or supplemented from time to time, the “Business Combination Agreement”).

Recommendation of the CB&I Supervisory Board and the CB&I Management Board (see page 77)

The CB&I Supervisory Board and the CB&I Management Board (together, the “CB&I Boards”) have (1) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by the Business Combination Agreement are in the best interests of CB&I and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of CB&I and the CB&I group; (2) approved the Business Combination Agreement and CB&I’s execution, delivery and performance of the Business Combination Agreement and the consummation of the transactions contemplated thereby; (3) resolved to recommend approval and adoption by the holders of shares of CB&I Common Stock of the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions (each as defined herein); and (4) resolved to support the Exchange Offer and to recommend acceptance of the Exchange Offer by the shareholders of CB&I, in each case upon the terms and subject to the conditions stated in the Business Combination Agreement. See also “The Combination—CB&I’s Reasons for the Combination; Recommendation of the CB&I Boards.”

The Exchange Offer (see page 136)

In the Exchange Offer, McDermott Bidco is offering to exchange each issued and outstanding share of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock or, if the McDermott Reverse Stock Split (as defined herein) has occurred prior to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer (the “Exchange Offer Effective Time”), 0.82407 shares of McDermott Common Stock (as applicable, the “Exchange Offer Ratio”). The Exchange Offer is discussed in more detail in the section “The Business Combination Agreement—The Exchange Offer” and “The Exchange Offer.”

If all of the shares of CB&I Common Stock outstanding as of March 27, 2018 were exchanged in the Exchange Offer, the aggregate number of shares of McDermott Common Stock issued to the CB&I shareholders will equal approximately 47% of the shares of McDermott Common Stock outstanding at the completion of the Combination.

Commencement and Expiration of the Exchange Offer

McDermott Bidco will commence the Exchange Offer promptly. The Exchange Offer, and your withdrawal rights, will expire at 12:01 a.m., Eastern time, which we sometimes refer to as New York City time, on May 10, 2018, subject to extension as described below (such time, or such later time to which the Exchange Offer has been so extended, the “Exchange Offer Expiration Time”); provided that, if McDermott Bidco has not yet accepted shares of CB&I Common Stock tendered for exchange, any CB&I shareholder may withdraw its tendered shares after the 60th day following commencement of the Exchange Offer.

Acceptance of Shares of CB&I Common Stock in the Exchange Offer

Promptly following the Exchange Offer Expiration Time (but in any event within one hour, if the Exchange Offer Expiration Time occurs between 9:00 a.m. to 4:00 p.m., Eastern time, on any business day), McDermott Bidco will accept for exchange and, at or promptly (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), deliver the Exchange Offer Consideration (by delivery by McDermott Bidco of shares of McDermott Common Stock to the Exchange Agent appointed by McDermott Bidco for the Exchange Offer) for all shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer as of the Exchange Offer Effective Time.

The obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to offer in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer is subject only to the satisfaction (or waiver) of the closing conditions set forth above under the heading “—Conditions to the Exchange Offer as Part of the Combination.” If McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer in accordance with the terms of the Business Combination Agreement, then the McDermott entities that are parties to the Business Combination Agreement (the “McDermott Parties”) and the CB&I entities that are parties to the Business Combination Agreement (the “CB&I Parties”) will complete the actions contemplated by the Business Combination Agreement with respect to the Core Transactions on the Closing Date, provided that the Liquidation Distribution will occur on the Closing Date or as soon as practicable thereafter.

Extension of the Exchange Offer

McDermott Bidco may extend the Exchange Offer to such other date and time as may be agreed in writing by McDermott and CB&I, and McDermott Bidco will extend the Exchange Offer for any minimum period as may be required by the U.S. Securities and Exchange Commission (“SEC”) (including, without limitation, for any five-day extension period or longer period required under Rule 14d-4 or Rule 14e-1 under the Exchange Act) or the NYSE. McDermott Bidco will also extend the Exchange Offer on one or more occasions if, at the then-scheduled Exchange Offer Expiration Time, any condition to the Exchange Offer has not been satisfied or waived. McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date (as defined herein). McDermott Bidco does not intend to extend the Exchange Offer for any period as a result of the occurrence of the McDermott Reverse Stock Split, since CB&I shareholders will be entitled to receive the same proportionate equity interest in McDermott and the same economic value per share of CB&I Common Stock whether or not the McDermott Reverse Stock Split occurs. However, McDermott expects promptly to issue a press release and file a current report on Form 8-K with respect to the results of the McDermott Special Meeting, including the results related to the proposal to effect the McDermott Reverse Stock Split, as well as file an amendment to the Schedule TO filed with the SEC by McDermott and McDermott Bidco with respect to the Exchange Offer.

Withdrawal Rights

A CB&I shareholder may properly withdraw shares of CB&I Common Stock tendered pursuant to the Exchange Offer at any time prior to the Exchange Offer Expiration Time. On and after the Closing Date, CB&I shareholders that have tendered their shares pursuant to the Exchange Offer will no longer be able to withdraw their shares and tenders of shares made pursuant to the Exchange Offer will be irrevocable; provided, that, if McDermott Bidco has not yet accepted shares of CB&I Common Stock tendered for exchange, any CB&I shareholder may withdraw its tendered shares after the 60th day following commencement of the Exchange Offer. Withdrawals of tenders of shares of CB&I Common Stock may not be rescinded, and any shares of CB&I Common Stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. However, withdrawn shares of CB&I Common Stock may be retendered by following one of the procedures for tendering described below.

If you hold your shares through the Chicago Bridge & Iron Savings Plan or the Lutech Resources, Inc. 401(k) Savings Plan (the “CB&I 401(k) Plans”), you may withdraw or change your previously submitted instructions to the plan trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be provided in accordance with the special exchange instructions being sent to you by the plan trustee and must be received by 3:00 p.m. Eastern Time two business days prior to the date on which the Exchange Offer Expiration Time occurs.

Procedures for Tendering

For you to validly tender your shares of CB&I Common Stock pursuant to the Exchange Offer, prior to the expiration of the Exchange Offer:

•

If your shares are directly registered in your own name in CB&I’s shareholders register, including if you are a record holder and you hold shares in book-entry form on the books of CB&I’s transfer agent, the following must be received by the Exchange Agent (as defined below) at one of its addresses set forth in the letter of transmittal prior to the Exchange Offer Expiration Time: (a) the letter of transmittal, properly completed and duly executed, and (b) any other documents required by the letter of transmittal.

•

If your shares are held in “street” name and are being tendered by book-entry transfer into an account maintained at The Depository Trust Company (“DTC”), the following must be received by Computershare Trust Company, N.A., which is acting as the exchange agent in connection with the Exchange Offer (the “Exchange Agent”), at one of its addresses set forth in the letter of transmittal prior to the Exchange Offer Expiration Time: (a) the letter of transmittal, properly completed and duly executed, or an agent’s message; (b) a book-entry confirmation from DTC; and (c) any other required documents.

•

If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

•	If your shares are allocated to your account under the CB&I 401(k) Plans, you should follow the special instructions you receive from the plan trustee.

CB&I 401(k) Plans

The procedures for tendering shares of CB&I Common Stock allocated to your account under the CB&I 401(k) Plans are different from the procedures for tendering other shares of CB&I Common Stock you own directly. You should follow the special exchange instructions that are being sent to you by the plan trustee. You should not use the letter of transmittal to direct the tender of shares of CB&I Common Stock allocated to your CB&I 401(k) Plan account. As described in the special instructions, you may direct the plan trustee to tender all, some or none of the shares of CB&I Common Stock allocable to your CB&I 401(k) Plan account, subject to any limitations set forth in any instructions provided by the plan trustee. To allow sufficient time for the tender of shares by the plan trustee, tendering holders will be required to provide the requisite instructions so that such instructions are received and processed by 3:00 p.m. Eastern Time two business days prior to the date on which the Exchange Offer Expiration Time occurs, unless the Exchange Offer is extended. If the Exchange Offer is extended, and if administratively feasible ,the deadline for receipt of your directions may also be extended.

Conditions to the Exchange Offer as Part of the Combination (see page 137)

The respective obligations of each of the McDermott Parties and the CB&I Parties to complete the Combination (including the obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to offer in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer) are subject to the fulfillment of the following conditions on or prior to the Closing Date:

•

the absence of any judgment, injunction, order or decree of any court of competent jurisdiction or a governmental entity in the United States, the Republic of Panama, Russia or the Netherlands prohibiting or enjoining the consummation of the Exchange Offer or any of the Core Transactions, and no law, statute, rule or regulation having been enacted by any governmental entity or in effect in any of those jurisdictions that prohibits or makes unlawful the consummation of the Exchange Offer or any of the Core Transactions;

•

the effectiveness of the registration statement of which this document is a part, and the absence of any stop order or proceeding (or threatened proceeding) by the SEC seeking a stop order relating to such effectiveness;

•	the CB&I Shareholder Approval (as defined below) and the McDermott Stockholder Approval (as defined below) shall have been obtained;

•	the McDermott Articles Amendment (as defined herein) shall have become effective;

•	the approval for listing on the NYSE of the shares of McDermott Common Stock to be issued pursuant to the Combination, subject to official notice of issuance;

•

any waiting period applicable to the Combination under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been earlier terminated and competition law merger control clearance in Russia shall have been obtained;

•

McDermott and CB&I shall each be reasonably satisfied that all of the conditions to funding the Financings or any applicable alternative financing arrangements shall have been satisfied or that the applicable financings shall have been funded;

•

performance in all material respects by each of the McDermott Parties, on the one hand, and the CB&I Parties, on the other hand, of its respective covenants and agreements required to be performed by it under the Business Combination Agreement at or prior to the Closing Date;

•

certain representations and warranties of the McDermott Parties, on the one hand, and the CB&I Parties, on the other hand, contained in the Business Combination Agreement being true and correct as of the date of the Business Combination Agreement and as of the Closing Date, subject to certain materiality thresholds; and

•

receipt by McDermott, on the one hand, and CB&I, on the other hand, of a certificate of the other party, executed on its behalf by an executive officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

The Combination (see page 39)

On the terms and subject to the conditions of the Business Combination Agreement, the Combination will occur as follows:

•

McDermott Bidco will launch an offer to exchange any and all issued and outstanding shares of CB&I Common Stock for shares of McDermott Common Stock (the “Exchange Offer”), with the completion of the Exchange Offer to occur prior to the Merger Effective Time (as defined herein);

•

Certain subsidiaries of McDermott, namely McDermott Technology (2), B.V., McDermott Technology (3), B.V., McDermott Technology (Americas), Inc. and McDermott Technology (US), Inc., will complete the CB&I Technology Acquisition, pursuant to which they will acquire for cash the equity of certain CB&I subsidiaries that own CB&I’s technology business (the “CB&I Technology Acquisition”) no later than immediately prior to the Exchange Offer Effective Time;

•	McDermott Bidco will complete the Exchange Offer;

•

CB&I will merge with and into Comet II B.V. (“CB&I Newco Sub”), with: (1) CB&I Newco Sub continuing as a wholly owned subsidiary of Comet I B.V. (“CB&I Newco”); (2) CB&I shareholders that do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer becoming shareholders of CB&I Newco; and (3) McDermott Bidco becoming a shareholder of CB&I Newco, as a result of any shares it will have accepted for exchange in the Exchange Offer being exchanged for shares of CB&I Newco pursuant to the terms of the Merger (the “Merger”);

•

CB&I Newco Sub will become an indirect subsidiary of McDermott through the sale of all of the outstanding shares in the capital of CB&I Newco Sub to McDermott Bidco in exchange for the Exchangeable Note (as defined herein) (the “Share Sale”); and

•

CB&I Newco will be dissolved and liquidated (the “Liquidation”), and as a result of which former CB&I shareholders who do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer and, as a result of the Merger, become CB&I Newco shareholders, will be entitled to receive, in respect of each former share of CB&I Common Stock, upon completion of the Liquidation, 2.47221 shares of McDermott Common Stock, or, if the McDermott Reverse Stock Split (as defined below) has occurred prior to the date on which the Exchange Offer Effective Time occurs, 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares. The consideration per share of CB&I Common Stock to be received pursuant to the Core Transactions is the same as the Exchange Offer Ratio, except that the receipt of shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation will be subject to applicable withholding taxes, including Dutch dividend withholding taxes under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) to the extent the Liquidation Distribution (as defined herein) exceeds the average paid-in capital recognized for Dutch dividend withholding tax purposes of the shares of CB&I common stock (the “Dutch Dividend Withholding Tax”).

The “Core Transactions” consist of the CB&I Technology Acquisition, the Merger, the Share Sale and the Liquidation, but not the Exchange Offer. The “Combination” consists of the Exchange Offer and the Core Transactions. Each step of the Combination is intended to be completed substantially concurrently; provided that the Liquidation Distribution will occur on the date of consummation of the Combination (the “Closing Date”) or as soon as practicable thereafter.

Below is a description of each of these steps in the Combination.

Step 1—CB&I Technology Acquisition (see page 113)

In the CB&I Technology Acquisition, McDermott Technology (2), B.V. and McDermott Technology (3), B.V. intend to acquire for cash, no later than immediately prior to the Exchange Offer Effective Time, certain subsidiaries of CB&I (as specified in the Business Combination Agreement), and each of McDermott Technology (Americas), Inc. and McDermott Technology (US), Inc. intends to acquire for cash 50% of certain subsidiaries of CB&I (as specified in the Business Combination Agreement). Together, these acquired entities operate CB&I’s technology business (primarily consisting of CB&I’s former Technology reportable segment and its “Engineered Products Operations,” representing a portion of its Fabrication Services reportable segment). The cash proceeds to be paid by such McDermott entities pursuant to the CB&I Technology Acquisition in the aggregate amount of $2.65 billion will be used to fund the repayment of all the outstanding funded indebtedness of CB&I and its subsidiaries and to provide for future working capital needs of those entities (or their successors). The CB&I Technology Acquisition is discussed in more detail in the section “The Business Combination Agreement—The CB&I Technology Acquisition.”

Step 2—The Exchange Offer (see page 136)

See “The Exchange Offer” above for a summary description of this step.

Step 3—The Merger (see page 114)

Promptly following the Exchange Offer Effective Time, CB&I, as the disappearing company, will merge with and into CB&I Newco Sub in a legal triangular merger (juridische driehoeksfusie), resulting in each holder of outstanding shares of CB&I Common Stock holding a number of shares in the capital of CB&I Newco equal to the number of shares of CB&I Common Stock held by such holder of shares of CB&I Common Stock (the “Merger Consideration”) immediately prior to the completion of the Merger. The Merger is discussed in more detail in the section “The Business Combination Agreement—The Merger.”

CB&I, CB&I Newco and CB&I Newco Sub, will effectuate the Merger promptly following the Exchange Offer Effective Time, in order to ensure that the Merger becomes effective at midnight Amsterdam time (being either 6:00 p.m., New York City time, or 7:00 p.m., New York City time), on the date the Exchange Offer Effective Time occurs. We refer to the effective time of the Merger as the “Merger Effective Time.”

Step 4—The Share Sale (see page 115)

Immediately following the Merger Effective Time, CB&I Newco will transfer all of the issued and outstanding shares in the capital of CB&I Newco Sub (the surviving entity in the Merger) to McDermott Bidco in exchange for an exchangeable note issued by McDermott Bidco (the “Exchangeable Note”) (which will be mandatorily exchangeable for shares of McDermott Common Stock other than to the extent any portion of the Exchangeable Note is distributed to McDermott Bidco or any other controlled affiliate of McDermott). In connection therewith, immediately following the Merger Effective Time, McDermott Bidco, CB&I Newco and CB&I Newco Sub will enter into a notarial deed of transfer of shares pursuant to which all issued and outstanding shares in the capital of CB&I Newco Sub will be transferred by CB&I Newco to McDermott Bidco or its designated nominee at such time and such transfer will be acknowledged by CB&I Newco Sub. We refer to the effective time of such execution and acknowledgement as the “Share Sale Effective Time.”

Step 5—Pre-Liquidation Transactions (see page 115)

Exchangeable Note Split

Pursuant to the terms of the Exchangeable Note, immediately following the Share Sale Effective Time, the Exchangeable Note will automatically be split into two notes, one of which will be the “McDermott Component Note” and the other of which will be the “Legacy CB&I Component Note” (the “Exchangeable Note Split”). The McDermott Component Note will entitle the holder(s) thereof to receive a number of shares of McDermott Common Stock equal to the product of the Exchangeable Note principal amount multiplied by the percentage of outstanding shares of the common stock of CB&I Newco (“CB&I Newco Common Stock”) owned at such time by McDermott and its subsidiaries (other than CB&I Newco). The Legacy CB&I Component Note will entitle the holder(s) thereof to receive a number of shares of McDermott Common Stock equal to the product of the Exchangeable Note principal amount multiplied by the percentage of outstanding shares of CB&I Newco Common Stock owned at such time by persons that are not affiliates of McDermott (“CB&I Newco Public Shareholders”). As soon as McDermott or any of its subsidiaries (other than CB&I Newco) becomes the holder of the McDermott Component Note, the McDermott Component Note will immediately terminate and any rights thereunder will be extinguished and no longer due.

Deposit and Exchange

Immediately following the Exchangeable Note Split, CB&I Newco will deposit the Legacy CB&I Component Note with the Exchange Agent. Upon receipt by the Exchange Agent, the Legacy CB&I Component Note will automatically and mandatorily be exchanged into a number of shares of McDermott Common Stock equal to the product of the Exchange Offer Ratio and the number of shares of CB&I Newco owned at such time by the CB&I Newco Public Shareholders (the “Mandatory Exchange”). Prior to the execution of the Exchangeable Note, McDermott will have deposited with the Exchange Agent a number of shares of McDermott Common Stock sufficient to permit the completion of the Mandatory Exchange. The number of shares of McDermott Common Stock required to be issued in the Mandatory Exchange will be rounded up to the nearest whole share. Upon completion of the Mandatory Exchange, the Legacy CB&I Component Note will be deemed fully paid and the indebtedness represented by the Exchangeable Note will be deemed fully satisfied.

McDermott Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations

Pursuant to the terms of the Exchangeable Note, CB&I Newco will cause the Exchange Agent to sell (the “McDermott Common Stock Sale”), in one or more transactions for the benefit of the CB&I Newco Public Shareholders, shares of McDermott Common Stock that the CB&I Newco Public Shareholders would otherwise be entitled to receive in order to obtain sufficient net cash proceeds to satisfy the Dutch Dividend Withholding Tax in connection with the Liquidation Distribution (as defined herein). In the event that the cash proceeds obtained by the Exchange Agent in the McDermott Common Stock Sale exceed the required applicable withholding by more than a de minimis amount, those surplus cash proceeds will be distributed, net of applicable Dutch Dividend Withholding Tax to the CB&I Newco Public Shareholders on a pro rata basis, along with any cash payable in lieu of fractional shares. McDermott will be entitled to retain any de minimis surplus cash proceeds.

Step 6—The Liquidation (see page 116)

As soon as practicable after the Share Sale Effective Time, CB&I Newco will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Section 2:19 and 2:23b of the Dutch Civil Code, making one or more liquidating distributions such that each holder of shares of CB&I Common Stock not validly tendered in (or properly withdrawn from) the Exchange Offer will receive, as a liquidation distribution, shares of McDermott Common Stock for each such share (together, the “Liquidation Distribution”) as follows:

•

each CB&I Newco Public Shareholder will receive a number of shares of McDermott Common Stock equal to (1) the product of (a) the Exchange Offer Ratio and (b) the number of shares of CB&I Newco held by such shareholder at such time (with cash paid in lieu of any fractional shares of McDermott Common Stock as described below) minus (2) the number of shares of McDermott Common Stock sold pursuant to the McDermott Common Stock Sale, if any, in respect of any applicable Dutch Dividend Withholding Tax of such CB&I Newco Public Shareholder; and

•

McDermott Bidco and any other shareholder that is a subsidiary of McDermott (other than CB&I Newco) will receive a portion of the McDermott Component Note, which will immediately terminate upon receipt, with any rights thereunder extinguished and no longer due.

In connection with the Liquidation Distribution, the Exchange Agent will pay to the relevant Dutch tax authority the net cash proceeds from the McDermott Common Stock Sale in satisfaction of CB&I Newco’s obligation to remit Dutch Dividend Withholding Tax in respect of the Liquidation Distribution.

Non-tendering CB&I shareholders who receive shares of McDermott Common Stock pursuant to the Liquidation Distribution rather than the Exchange Offer generally will be subject to Dutch Dividend

Withholding Tax. See “McDermott Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations” and “Material Tax Consequences of the Combination—Dutch Dividend Withholding Tax.”

Once the final Liquidation Distribution has occurred, CB&I Newco will cease to exist by operation of law.

The CB&I Special General Meeting (see page 124)

Meeting

The CB&I Special General Meeting is scheduled to be held on May 2, 2018, at 3:00 p.m., Central European Time, at the InterContinental Amstel Amsterdam, Professor Tulpplein 1, 1018 GX Amsterdam. At the CB&I Special General Meeting, CB&I shareholders will be asked to vote on:

•

a resolution providing for an amendment to CB&I’s amended and restated articles of association to remove the supermajority voting requirement for certain resolutions when any person, alone or together with a group, holds more than fifteen percent (15%) of the outstanding share capital of CB&I (the “Articles Amendment Resolution”).

•	a resolution to enter into and effectuate the Merger in accordance with the Merger Proposal (as defined in the Business Combination Agreement) (the “Merger Resolution”).

•

(a) a resolution to approve the acquisition by certain subsidiaries of McDermott of the equity of certain CB&I subsidiaries that own CB&I’s technology business, for cash (to the extent required by law), and (b) a resolution to approve the sale by Comet I B.V., a direct wholly owned subsidiary of CB&I, of all of the issued and outstanding shares in the capital of Comet II B.V. to McDermott Technology, B.V., a wholly owned subsidiary of McDermott (or its designee) (together, the “Sale Resolutions”).

•

a resolution to, effective as of the Share Sale Effective Time, (a) approve the dissolution of Comet I B.V., (b) approve the appointment of Stichting Vereffening Chicago Bridge & Iron Company as liquidator of Comet I B.V. and (c) approve the appointment of (an affiliate of) McDermott Technology, B.V. as the custodian of the books and records of Comet I B.V. in accordance with Section 2:24 of the Dutch Civil Code (the “Liquidation Resolutions”).

•

a resolution to, effective as of the Exchange Offer Effective Time, grant full and final discharge to each member of the CB&I Supervisory Board and CB&I Management Board for his or her acts of supervision or management, as applicable, up to the date of the CB&I Special General Meeting (the “Discharge Resolutions”).

•

a proposal to approve, by non-binding advisory vote, the compensation that may become or has become payable to CB&I’s named executive officers in connection with the Combination (the “Compensation Resolution”).

The Articles Amendment Resolution, the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions, the Discharge Resolutions and the Compensation Resolution are collectively referred to in this document as the “CB&I Shareholder Proposals.” The approvals of the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions are collectively referred to in this document as the “CB&I Shareholder Approval.”

Record Date; Shareholders Entitled to Vote

The CB&I Management Board established April 4, 2018 (the “CB&I Record Date”) as the record date for determining shareholders entitled to vote at the CB&I Special General Meeting. This means that if you were a shareholder of record (meaning that you were registered in the CB&I share register as referred to in section 2:85 of the Dutch Civil Code, part of which is kept by Computershare Trust Company, N.A. on behalf of CB&I (the

“CB&I Share Register”)) on the CB&I Record Date, you may vote your shares on the matters to be considered by CB&I’s shareholders at the CB&I Special General Meeting, even if you already tendered your shares in the Exchange Offer. If your shares were held in street name on that date, the broker or other nominee that was the record holder of your shares has the authority to vote them at the CB&I Special General Meeting. They have forwarded to you this prospectus seeking your instructions on how you want your shares voted.

As of the close of business on March 27, 2018, approximately 102.5 million shares of CB&I Common Stock were outstanding. Each outstanding share of CB&I Common Stock entitles its holder to one vote on each matter to be acted on at the meeting.

As of the close of business on March 27, 2018, the most recent practicable date prior to the date of this joint proxy statement/prospectus, less than 1% of the outstanding shares of CB&I Common Stock were held by CB&I directors and executive officers and their affiliates. CB&I’s directors and executive officers have informed CB&I that they intend, as of the date hereof, to vote their shares in favor of all of the proposals set forth above, although none has entered into any agreements obligating them to do so.

Required Vote

The affirmative vote of a majority of the votes cast on the matter by holders of shares of CB&I Common Stock outstanding and entitled to vote at the CB&I Special General Meeting (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal) is required to approve the Articles Amendment Resolution, the Sale Resolutions, the Liquidation Resolutions, the Discharge Resolutions and the Compensation Resolution at the CB&I Special General Meeting.

Assuming the Articles Amendment Resolution is adopted and implemented and so long as at least fifty percent (50%) of the issued and outstanding CB&I share capital is present at the CB&I Special General Meeting, in person or by proxy, the affirmative vote of a majority of the votes cast on the matter by holders of shares of CB&I Common Stock outstanding and entitled to vote at the CB&I Special General Meeting (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal) is required to approve the Merger Resolution. If less than fifty percent (50%) of the issued and outstanding CB&I share capital is present at the CB&I Special General Meeting, in person or by proxy, the affirmative vote of at least two-thirds of the votes cast on the matter by holders of shares of CB&I Common Stock outstanding and entitled to vote at the CB&I Special General Meeting is required to approve the Merger Resolution.

However, if the Articles Amendment Resolution is not adopted at the CB&I Special General Meeting and there is a person that alone or together with a group (beneficially) holds more than fifteen percent (15%) of the issued and outstanding share capital of CB&I, the affirmative vote of at least eighty percent (80%) of the shares of CB&I Common Stock is required to approve the Merger Resolution. In such case, failures to vote by CB&I shareholders, whether or not they attend the CB&I Special General Meeting in person or by proxy, abstentions and broker non-votes will have the same effect as votes “AGAINST” the adoption of the Merger Resolution.

The Combination cannot be completed unless the CB&I shareholders approve the Merger Resolution, the Sale Resolutions (to the extent required by applicable law), the Liquidation Resolutions and the Discharge Resolutions.

Recommendation of the CB&I Boards (see page 77)

The CB&I Boards have approved, and recommend that CB&I shareholders vote “FOR,” the Articles Amendment Resolution, the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions, the Discharge Resolutions and the Compensation Resolution and accept the Exchange Offer. For CB&I’s reasons for these recommendations, see “The Combination—CB&I’s Reasons for the Combination; Recommendation of the CB&I Boards.”

The McDermott Stockholder Approval

The Exchange Offer and the Core Transactions cannot be completed unless, among other things, the McDermott Stockholder Approval shall have been obtained. The McDermott Special Meeting is scheduled to be held on May 2, 2018, at 9:00 a.m., Central Daylight Saving Time, at the offices of Baker Botts L.L.P., 910 Louisiana, 32nd floor, Houston, Texas. At the McDermott Special Meeting, McDermott stockholders will be asked to vote on:

•

a proposal to amend the McDermott amended and restated articles of incorporation (the “McDermott Articles”) (1) to effect a 3-to-1 reverse stock split of the McDermott Common Stock (the “McDermott Reverse Stock Split”) and (2) to decrease McDermott’s authorized capital to 255,000,000 shares of McDermott Common Stock (together with the McDermott Reverse Stock Split, the “McDermott Reverse Stock Split Articles Amendment Resolution”);

•

if the proposal in the immediately preceding bullet is not adopted, a proposal to amend the McDermott Articles to increase McDermott’s authorized capital to 765,000,000 shares of McDermott Common Stock (the “McDermott Authorized Capital Articles Amendment Resolution”);

•

a proposal to issue shares of McDermott Common Stock in connection with the Exchange Offer and the Core Transactions, including the issuance pursuant to the Exchangeable Note (the “McDermott Stock Issuance”); and

•

a proposal to approve the adjournment of the McDermott Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the McDermott Stock Issuance and either the McDermott Reverse Stock Split Articles Amendment Resolution or the McDermott Authorized Capital Articles Amendment Resolution (the “McDermott Meeting Adjournment”).

The McDermott Reverse Stock Split Articles Amendment Resolution, the McDermott Authorized Capital Articles Amendment Resolution, McDermott Stock Issuance proposal and the McDermott Meeting Adjournment proposal are collectively referred to in this document as the “McDermott Stockholder Proposals.” The approvals of the McDermott Stock Issuance proposal and either the McDermott Reverse Stock Split Articles Amendment Resolution or the McDermott Authorized Capital Articles Amendment Resolution are collectively referred to in this document as the “McDermott Stockholder Approval.”

Regulatory Approvals Related to the Exchange Offer (see page 108)

The Combination was subject to review by the Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Under the HSR Act, McDermott and CB&I were required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the Combination. On January 9, 2018, McDermott and CB&I each filed a Premerger Notification and Report Form with the Antitrust Division and the FTC pursuant to the HSR Act. On January 24, 2018, the Premerger Notification Office of the FTC advised McDermott and CB&I that early termination of the HSR Act waiting period had been granted.

The Russian Law on Protection of Competition requires an application for the consent of the Federal Antimonopoly Service of the Russian Federation in connection with the Combination. Once all required documents and information have been provided, there is a 30 calendar-day initial (phase I) investigation period. At its discretion, the Federal Antimonopoly Service may extend the review period by up to two months for an in-depth (phase II) investigation. McDermott filed an application for the consent of the Russian Federal Antimonopoly Service on February 5, 2018. On March 13, 2018, the Federal Antimonopoly Service of the Russian Federation provided clearance with respect to the Combination.

Under the terms of the Business Combination Agreement, McDermott and CB&I have agreed to use (and cause their respective subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions, and do promptly or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Combination and the other transactions contemplated by the Business Combination Agreement as promptly as practicable, including actions to obtain any necessary or advisable consents or approvals from third parties or governmental authorities. The McDermott Parties have also agreed to take all such action as may be necessary to resolve such objections, if any, that any governmental antitrust entity may assert under applicable antitrust law with respect to the transactions contemplated by the Business Combination Agreement, and to avoid or eliminate, and minimize the impact of, each impediment under antitrust law that may be asserted by any governmental antitrust entity with respect to the Combination to enable the Combination to occur as soon as reasonably possible, and in no event later than June 18, 2018, or a later date if the Termination Date (as defined below) has been extended. However, the Business Combination Agreement does not require any party to take any action with respect to any of the assets, businesses or product lines of McDermott, CB&I or any of their subsidiaries if such action, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (as defined in the Business Combination Agreement) on the business, assets, results of operations or financial condition of McDermott, CB&I and their subsidiaries, taken as a whole. If requested by McDermott, CB&I will agree to take any action necessary to facilitate the closing of the Combination, provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Combination. McDermott also has the obligation to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Combination or the consummation of the transactions contemplated by the Business Combination Agreement.

If the Combination has not occurred on or before the Termination Date due to the failure to obtain regulatory clearances, or if an order, decree or ruling in the United States, the Republic of Panama, Russia or the Netherlands permanently prohibits the Exchange Offer or any of the Core Transactions, the Business Combination Agreement may be terminated.

See “The Business Combination Agreement—Filings” for more information.

Post-Combination Governance and Management (see page 132)

At the closing of the Combination, the McDermott Board will have 11 members, including: (1) six persons who are current members of the McDermott Board, two of which will be Gary Luquette, the Chairman of the McDermott Board, and David Dickson, the President and Chief Executive Officer of McDermott; and (2) five persons who are current members of the CB&I Supervisory Board. Gary Luquette will continue as the Non-Executive Chair of the McDermott Board. David Dickson will continue as the President and Chief Executive Officer of McDermott and Stuart Spence will continue as the Executive Vice President and Chief Financial Officer of McDermott. Patrick Mullen, President and Chief Executive Officer of CB&I, will remain with the combined business for a transition period.

Appraisal Rights (see page 110)

Neither CB&I shareholders nor CB&I Newco shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the CB&I Common Stock or CB&I Newco Common Stock in connection with the Exchange Offer or the Core Transactions.

Chicago Bridge & Iron Company N.V. (see page 101)

In considering the recommendation of the CB&I Supervisory Board to vote in favor of the proposals for resolution at the CB&I Special General Meeting, CB&I shareholders should be aware that CB&I’s executive officers and directors have certain interests in the Combination that may be different from, in addition to, or in conflict with, the interests of the CB&I shareholders generally. These interests include, but are not limited to, the fact that: (1) executive officers and directors are party to certain agreements that provide for the vesting of equity awards (estimated total value for all officers and directors: $30.2 million) in connection with the Combination; (2) certain executive officers are eligible for severance benefits under their change in control agreements upon certain qualifying terminations of employment (estimated total value for all executive officers: $28.4 million); and (3) certain executive officers are eligible to receive a retention bonus in connection with the transaction (estimated total value for all executive officers: $805,834). The CB&I Supervisory Board and the CB&I Management Board were aware of these interests during the deliberation of the merits of the Business Combination Agreement and the transactions, and in deciding to recommend that CB&I’s shareholders vote in favor of the proposals for resolution at the CB&I Special General Meeting. Please read “The Combination—Interests of Certain Persons in the Combination—Chicago Bridge & Iron Company N.V.”

Treatment of Equity Awards (see page 117)

At the Merger Effective Time, all outstanding unexercised options to purchase shares of CB&I Common Stock (“CB&I Options”) will immediately vest and be converted into options to purchase shares of McDermott Common Stock with the duration and terms of such converted options to remain generally the same as the original CB&I Options. The number of shares of McDermott Common Stock subject to each converted option will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Option by the Exchange Offer Ratio, rounded down to the nearest whole share. The option exercise price per share of McDermott Common Stock will be equal to the option exercise price per share of CB&I Common Stock under the original CB&I Option divided by the Exchange Offer Ratio, rounded up to the nearest whole cent.

At the Merger Effective Time, each outstanding award of performance shares relating to CB&I Common Stock (each, a “CB&I Performance Share Award”) will be canceled and converted into the right to receive cash, without interest and less applicable withholding taxes, in an amount equal to (1) the product of (a) the Exchange Offer Ratio, (b) the target number of shares of CB&I Common Stock subject to the CB&I Performance Share Award and (c) the closing price for a share of McDermott Common Stock on the business day immediately preceding the Closing Date plus (2) an amount equal to any dividend equivalents associated with the CB&I Performance Share Award at that time.

At the Merger Effective Time: (1) each outstanding restricted stock unit award granted by CB&I (“CB&I Restricted Stock Unit Awards”) that is held by a non-employee member of the CB&I Supervisory Board (whether or not vested); (2) each vested CB&I Restricted Stock Unit Award held by a member of a specific group of executive officers of CB&I that has not been settled; (3) each CB&I Restricted Stock Unit Award that vests in accordance with its terms as a result of the Combination; and (4) each vested share of CB&I Common Stock deferred pursuant to any CB&I equity compensation plan, will, in each case, be converted into a right to receive (a) a number of shares of McDermott Common Stock equal to the product of (i) the number of shares of CB&I Common Stock subject to the original CB&I award and (ii) the Exchange Offer Ratio, rounded to the nearest whole number of shares, plus (b) cash in an amount equal to any dividend equivalents associated with the CB&I Restricted Stock Unit Award at that time, subject to applicable withholding taxes.

At the Merger Effective Time, each other outstanding CB&I Restricted Stock Unit Award will be converted into a right to receive an award of restricted stock units that will be settled in McDermott Common Stock with substantially the same terms as the original CB&I award, including the vesting schedule and any conditions and restrictions on receipt. The number of shares of McDermott Common Stock subject to the converted restricted stock unit award will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Restricted Stock Unit Award by the Exchange Offer Ratio, rounded to the nearest whole number of shares. The transactions contemplated by the Business Combination Agreement will not be considered a change in control for purposes of any award of CB&I Restricted Stock Units granted on or after December 18, 2017.

Each converted equity award will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reclassification, recapitalization or other similar transaction of McDermott Common Stock subsequent to the Merger Effective Time.

At the Merger Effective Time, McDermott will assume the CB&I equity compensation plans and thereafter be entitled to grant equity or equity-based incentive awards with respect to McDermott Common Stock using the share reserves of the CB&I equity compensation plans as of the Merger Effective Time (including any shares of McDermott Common Stock returned to such share reserves as a result of the termination or forfeiture of an assumed award granted), except that: (1) shares covered by such awards will be shares of McDermott Common Stock; (2) all references in such CB&I stock plan to a number of shares will be deemed amended to refer instead to that number of shares of McDermott Common Stock (rounded down to the nearest whole share) as adjusted pursuant to the application of the Exchange Offer Ratio; and (3) the McDermott Board or a committee thereof will succeed to the authority and responsibility of the CB&I Boards or any applicable committee thereof with respect to the administration of such CB&I equity compensation plans.

CB&I’s Employee Stock Purchase Plan and Supervisory Board Stock Purchase Plan were suspended effective January 1, 2018, and such plans will be terminated effective as of, and contingent upon, the Merger Effective Time.

Financing for the Combination (see page 147)

In connection with the Business Combination Agreement, McDermott entered into or received commitment letters (including the exhibits and other attachments thereto, and together with any amendments, modifications or supplements thereto, the “Commitment Letters”) from certain financial institutions to provide debt financing for the Combination. Each of Barclays Bank PLC (“Barclays”), Crédit Agricole Corporate and Investment Bank (“CACIB”), Goldman Sachs Bank USA (“GS”), ABN AMRO Capital USA LLC (“ABN”), Royal Bank of Canada (“RBC”), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) and Standard Chartered Bank (“Standard Chartered”) are arrangers and/or agents for the debt financing and have provided commitments in respect thereof (Barclays, CACIB, GS, ABN, RBC, BTMU and Standard Chartered, together with the other financial institutions providing commitments for the debt financing are collectively referred to as the “Commitment Parties”). Pursuant to the Commitment Letters, McDermott expects to include the following activities as part of the debt financing:

•	The entry into a senior secured revolving credit facility in an aggregate principal amount of $1.0 billion (the “Revolving Credit Facility”);

•	The entry into a senior secured letter of credit facility in the aggregate face amount of $1.3 billion (the “LC Facility”);

•

The entry into one or more senior secured term loans in the aggregate principal amount of $2.15 billion (the “Term Loan” and, together with the Revolving Credit Facility and the LC Facility, the “Senior Credit Facilities”), a portion of which will be cash collateralized to backstop letters of credit; and

•	The issuance by McDermott or one or more of its subsidiaries of senior unsecured debt securities in a private placement in the aggregate principal amount of $1.5 billion (the “Notes”).

Pursuant to the Commitment Letters, the Commitment Parties have committed to provide, subject to the terms and conditions set forth therein, (1) the Senior Credit Facilities and (2) senior unsecured bridge facilities in an aggregate principal amount of up to $1.5 billion, the availability of which will be subject to reduction upon the issuance of the Notes pursuant to the terms set forth in the Commitment Letters (the “Bridge Facilities” and, together with the Senior Credit Facilities, the “Facilities”).

Opinion of Financial Advisor to CB&I (see page 82)

CB&I retained Centerview Partners LLC (“Centerview”) as financial advisor to CB&I in connection with the Combination and the other transactions contemplated by the Business Combination Agreement. In connection with Centerview’s engagement, the CB&I Boards requested that Centerview evaluate the fairness, from a financial point of view, to the holders of outstanding shares of CB&I Common Stock (other than shares of CB&I Common Stock held by McDermott and its affiliates, which are collectively referred to as “Excluded Shares” throughout this section of the document and the summary of Centerview’s opinion below under the caption “Opinion of CB&I’s Financial Advisor,” of the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement. On December 17, 2017, Centerview rendered to the CB&I Supervisory Board its oral opinion, which was subsequently confirmed by delivery of a written opinion to the CB&I Boards dated December 17, 2017 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of shares of CB&I common stock (other than Excluded Shares).

The full text of Centerview’s written opinion, dated December 17, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex D and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the CB&I Boards (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Combination and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of CB&I Common Stock (other than Excluded Shares) of the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement. Centerview’s opinion did not address any other term or aspect of the Business Combination Agreement or the Combination and does not constitute a recommendation to any shareholder of CB&I or any other person as to how such shareholder or other person should vote with respect to the Combination or otherwise act with respect to the Combination or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Opinions of Financial Advisors to McDermott (see page 55)

Goldman Sachs & Co. LLC

Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the McDermott Board that, as of December 18, 2017 and based upon and subject to the factors and assumptions set forth therein, the 2.47221, or, if the McDermott Reverse Stock Split has occurred prior to the date on which the Exchange Offer Effective Time occurs, 0.82407, shares of McDermott Common Stock to be paid by McDermott Bidco for each share of CB&I Common Stock pursuant to the Business Combination Agreement was fair from a financial point of view to McDermott.

The full text of the written opinion of Goldman Sachs, dated December 18, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the McDermott Board in connection with its consideration of the Combination. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of McDermott Common Stock should vote with respect to matters related to the Combination, or any other matter. Pursuant to an engagement letter between McDermott and Goldman Sachs, McDermott has agreed to pay Goldman Sachs a transaction fee of $16 million, all of which is contingent upon consummation of the Combination.

Greenhill & Co., LLC

Greenhill & Co., LLC (“Greenhill”) delivered its opinion to the McDermott Board that, as of December 18, 2017 and based upon and subject to the limitations and assumptions set forth therein, the 2.47221, or, if the McDermott Reverse Stock Split has occurred prior to the date on which the Exchange Offer Effective Time occurs, 0.82407, shares of McDermott Common Stock to be paid by McDermott Bidco for each share of CB&I Common Stock pursuant to the Business Combination Agreement was fair, from a financial point of view, to McDermott.

The full text of the written opinion of Greenhill, dated December 18, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. We encourage you to read Greenhill’s opinion, and the section “The Combination—Opinions of McDermott’s Financial Advisors—Greenhill & Co., LLC” carefully and in their entirety. Greenhill provided advisory services and its opinion solely for the information and assistance of the McDermott Board in connection with its consideration of the Combination. Greenhill’s opinion is not a recommendation as to how any holder of shares of McDermott Common Stock should vote with respect to matters related to the Combination, or any other matter. Pursuant to an engagement letter between McDermott and Greenhill, McDermott has agreed to pay Greenhill a transaction fee of $16 million, $3.2 million of which became payable upon delivery of Greenhill’s opinion to McDermott’s Board and the rest of which is contingent upon consummation of the Combination.

Termination of the Business Combination Agreement (see page 133)

The Business Combination Agreement may be terminated at any time prior to the effective time of the CB&I Technology Acquisition:

•	by mutual written consent of McDermott and CB&I;

•	by either McDermott or CB&I if:

•

the CB&I Technology Acquisition has not occurred on or before the “Termination Date,” June 18, 2018, provided that if all the conditions to the closing of the Combination other than those pertaining to (1) the expiration of the waiting period under the HSR Act or approval from the Russian Federal Antimonopoly Service or (2) any order or injunction prohibiting the Combination under antitrust laws, have been satisfied or waived (except for those conditions that by their nature are to be satisfied at closing), then the Termination Date may be extended at the option of either McDermott or CB&I, by no more than three months per extension, to a date not later than December 18, 2018; however, the right to terminate as a result of the Termination Date is not available to any party whose breach of any provision of the Business Combination Agreement has been the proximate cause of, or resulted in, the failure of the Combination to occur on or before the Termination Date;

•	the McDermott Stockholder Approval has not been obtained at the McDermott Special Meeting (including any adjournment or postponement of such meeting);

•

the CB&I Shareholder Approval has not been obtained at the CB&I Special General Meeting or any reconvened CB&I Special General Meeting in accordance with the provisions of the Business Combination Agreement; or

•	a court of competent jurisdiction or a governmental entity in the United States, the Republic of Panama, Russia or the Netherlands shall have issued a final, nonappealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the Exchange Offer or any of the Core Transactions;

•	by CB&I if:

•

any of the McDermott entities party to the Business Combination Agreement is in breach of the Business Combination Agreement such that the closing conditions in the Business Combination Agreement would not be satisfied and such breach is not curable prior to the Termination Date, subject to certain conditions;

•	CB&I enters into any agreement or arrangement providing for a Superior Proposal (as defined herein); provided, that CB&I will concurrently pay to McDermott the termination fee described below; or

•

at any time prior to obtaining the McDermott Stockholder Approval, there is a change in the McDermott Board’s recommendation; provided, that McDermott will concurrently pay to CB&I the termination fee described below;

•	by McDermott if:

•

any of the CB&I Parties is in breach of the Business Combination Agreement such that the closing conditions in the Business Combination Agreement would not be satisfied and such breach is not curable prior to the Termination Date, subject to certain conditions;

•	McDermott is entering any agreement or arrangement providing for a Superior Proposal; provided, that McDermott will concurrently pay to CB&I the termination fee described below; or

•

at any time prior to obtaining the CB&I Shareholder Approval, there is a change in the CB&I Boards’ recommendation; provided, that CB&I will concurrently pay to McDermott the termination fee described below.

Termination Fees (see page 135)

Termination of the Business Combination Agreement may require CB&I or McDermott to pay a cash termination fee of $60.0 million under certain circumstances. CB&I or McDermott will be required to pay the termination fee to the other party if:

•

either party terminates the Business Combination Agreement because the approval of the paying party’s shareholders (the CB&I Shareholder Approval or the McDermott Stockholder Approval, as applicable) is not obtained and:

•

prior to such time there is a publicly announced or disclosed Acquisition Proposal (as defined herein) for the paying party by another bidder that was not withdrawn at least seven days prior to the meeting of the paying party’s shareholders; and

•	within one year after the date of termination, the paying party enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal;

•	the paying party terminates the Business Combination Agreement to enter into an agreement providing for a Superior Proposal; or

•

the receiving party terminates the Business Combination Agreement because there is a change in recommendation of the paying party’s board (the McDermott Board, in the case of McDermott, or the CB&I Boards, in the case of CB&I).

Accounting Treatment (see page 96)

The Combination will be accounted for as a business combination in accordance with Accounting Standards Codification Topic ASC 805, Business Combination (“ASC 805”), with McDermott treated as the “acquirer” and CB&I treated as the “acquired” company for financial reporting purposes.

Listing of McDermott Shares; Delisting and Deregistration of CB&I Shares (see page 108)

As stated above, a condition to completion of the Combination is the approval for listing on the NYSE of all the shares of McDermott Common Stock to be issued in the Combination. McDermott has agreed to use its reasonable best efforts to obtain such approval from the NYSE. If the Exchange Offer and the Core Transactions are completed, CB&I intends to delist the CB&I Common Stock from the NYSE and deregister the CB&I Common Stock under the Exchange Act.

Comparison of Rights of Shareholders (see page 168)

McDermott is a Panamanian corporation. CB&I is a Dutch public limited company. The shares of McDermott common stock that CB&I shareholders will receive in the Combination will be shares of a Panamanian corporation. McDermott stockholder rights under Panamanian law and CB&I shareholder rights under Dutch law are different. In addition, McDermott’s Articles of Incorporation and Amended and Restated By-Laws contain provisions that are different from CB&I’s Articles of Association.

Material differences include:

•

Only shareholders have the power to elect directors of a Dutch company, including to fill any vacancy. McDermott’s Articles of Incorporation provide that any director vacancies will be filled only by the McDermott Board, acting by a majority of the then remaining directors, even if less than a quorum.

•

Under Dutch law, the affirmative vote of a majority of the votes cast on the matter by holders of shares of CB&I Common Stock is required to effectuate a merger or approve the sale of all or substantially all of CB&I’s stock or assets; provided, that, pursuant to CB&I’s Articles of Association the adoption of resolutions for a merger, dissolution, liquidation or legal division requires the affirmative vote of at least 80% of all the issued and outstanding shares of CB&I Common Stock if there is a beneficial owner or group of beneficial owners of more than 15% of the issued and outstanding shares of CB&I Common Stock. Under McDermott’s Articles of Incorporation, whenever applicable law requires the vote or consent of its stockholders to authorize or approve a sale, lease or exchange of all or substantially all McDermott’s property or assets or to adopt or approve an agreement of merger or consolidation of McDermott with or into any other corporation or to merge any other corporation into McDermott, the vote of at least two-thirds of the outstanding capital stock entitled to vote on that transaction is required for any such authorization, adoption or approval.

•

Under McDermott’s Amended and Restated By-Laws, the presence at a meeting of McDermott stockholders, in person or by proxy, of holders of a majority of the outstanding shares of McDermott Common Stock as of the record date for that meeting generally will constitute a quorum. There are no quorum requirements generally applicable to general meetings of CB&I shareholders, except that Dutch law requires a higher vote for the adoption of certain specific matters if a specified quorum is not present or represented at the CB&I general meeting.

•

McDermott is subject to Decree No. 45 of December 5, 1977 of the Republic of Panama, which imposes certain restrictions on offers to acquire voting securities of a corporation if, following such acquisition, the acquiror would own more than 5% of the outstanding voting securities with a market value of at least five million Balboas (approximately $5 million). Dutch law does not include any comparable provision.

Material Tax Consequences of the Combination (see page 184)

Holders of CB&I Common Stock should read “Material Tax Consequences of the Combination” for a discussion of certain material U.S. federal income tax and Dutch dividend withholding tax consequences of the Combination to U.S. holders (as defined herein) of CB&I Common Stock. All holders of CB&I Common Stock are urged to consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Combination.

Exchange Agent for the Exchange Offer

Computershare Trust Company, N.A. will serve as the exchange agent in connection with the Exchange Offer.

The Information Agent

The information agent for the Exchange Offer is MacKenzie Partners, Inc.

Selected Historical Consolidated Financial Information of McDermott

The following table sets forth selected historical consolidated financial information of McDermott that has been derived from McDermott’s Consolidated Financial Statements as of December 31, 2017, 2016, 2015, 2014 and 2013, and for the years then ended. This disclosure does not include the effects of the Combination.

You should read this financial information in conjunction with the audited Consolidated Financial Statements and the related Notes and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in McDermott’s Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this document. See the section entitled “Where You Can Find More Information” beginning on page 212 of this document. See also the unaudited pro forma combined financial information regarding the proposed Combination set forth elsewhere in this document. McDermott’s historical results are not necessarily indicative of results to be expected in future periods.

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands, except for per share amounts)
Results of Operations Data:
Revenues	$2,984,768	$2,635,983	$3,070,275	$2,300,889	$2,658,932
Cost of operations	2,449,443	2,249,270	2,690,560	2,111,958	2,801,426

Gross Profit	535,325	386,713	379,715	188,931	(142,494)

Research and development expenses	4,946	346	724	1,055	—
Selling, general and administrative expenses	198,973	178,752	217,239	208,564	193,126
Other operating (income) expenses, net	7,204	65,362	49,070	(37,090)	105,009

Operating income (loss)	324,202	142,253	112,682	16,402	(440,629)

Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle(1)	177,215	36,299	(8,839)	(65,394)	(489,910)
Extraordinary items and cumulative effect of a change in accounting principle	—	—	—	—	—

Net income (loss)	177,215	36,299	(8,839)	(65,394)	(489,910)
Less: net (loss) income attributable to noncontrolling interest	(1,331)	2,182	9,144	10,600	18,958

Net income (loss) attributable to McDermott	$178,546	$34,117	$(17,983)	$(75,994)	$(508,868)

Income (loss) per share from continuing operations:(1)
Basic	$0.65	$0.14	$(0.08)	$(0.32)	$(2.15)
Diluted	$0.63	$0.12	$(0.08)	$(0.32)	$(2.15)

Net income (loss) per share attributable to McDermott:
Basic	$0.65	$0.14	$(0.08)	$(0.32)	$(2.15)
Diluted	$0.63	$0.12	$(0.08)	$(0.32)	$(2.15)
Balance Sheet and Other Data:
Total cash, restricted cash and cash equivalents	$408,192	$612,333	$781,645	$852,894	$142,354
Total current assets	1,434,250	1,332,383	1,527,278	1,487,381	1,080,200
Total non-current assets	1,788,570	1,889,847	1,859,798	1,929,498	1,723,494
Total assets	3,222,820	3,222,230	3,387,076	3,416,879	2,803,694
Current debt	24,264	48,125	24,882	23,678	39,543
Total current liabilities	706,934	709,343	824,206	857,594	1,120,984
Long-term debt	512,713	704,395	819,001	840,791	45,342
Total non-current liabilities	727,109	917,419	1,016,149	1,020,171	242,366
Noncontrolling interest	28,111	39,278	59,922	50,910	90,830
Total equity	1,788,777	1,595,468	1,546,721	1,539,114	1,440,344
Net book value per share	6.30	6.61	6.47	6.47	6.07
Ratio of earnings to fixed charges (2)	3.98x	1.77x	1.31x	—	—

(1)	McDermott did not have discontinued operations for the periods presented.
(2)	For the years ended December 31, 2014 and 2013, earnings were deficient to cover fixed charges by $67,763 and $443,997, respectively, primarily as a result of operating losses.

Selected Historical Consolidated Financial Information of CB&I

The following table sets forth selected historical consolidated financial information of CB&I that has been derived from CB&I’s Consolidated Financial Statements as of December 31, 2017, 2016, 2015, 2014 and 2013, and for the years then ended. This disclosure does not include the effects of the Combination.

You should read this financial information in conjunction with the audited Consolidated Financial Statements and the related Notes and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in CB&I’s Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this document. See the section entitled “Where You Can Find More Information” beginning on page 212 of this document. See also the unaudited pro forma combined financial information regarding the proposed Combination set forth elsewhere in this document. CB&I’s historical results are not necessarily indicative of results to be expected in future periods.

	For the Years Ended December 31,
	2017	2016	2015	2014(2)	2013(2)
	(In thousands, except for per share amounts)
Results of Operations Data:
Revenue	$6,673,330	$8,599,649	$10,630,812	$10,816,517	$9,430,731
Cost of revenue	6,666,218	7,722,239	9,277,318	9,515,616	8,348,830

Gross profit	7,112	877,410	1,353,494	1,300,901	1,081,901
Selling and administrative expense	275,421	298,041	336,282	358,876	333,689
Intangibles amortization	25,841	25,839	37,665	46,546	43,651
Equity earnings	(48,397)	(24,570)	(14,777)	(24,536)	(22,893)
Goodwill impairment	—	—	453,100	—	—
Loss on net assets sold and intangible assets impairment	—	148,148	1,052,751	—	—
Restructuring related costs	114,525	—	—	—	—
Other operating (income) expense, net	(64,916)	2,411	3,060	(1,822)	2,244
Acquisition and integration related costs	—	—	—	31,385	80,859

(Loss) income from operations	(295,362)	427,541	(514,587)	890,452	644,351

Net (loss) income from continuing operations	(1,320,098)	379,076	(475,855)	597,238	502,212
Net (loss) income from discontinued operations	(104,463)	(618,899)	45,894	38,887	10,378
Less: net income attributable to noncontrolling interests	32,762	71,159	71,943	90,642	57,229
Less: net income attributable to noncontrolling interests—discontinued operations	870	2,187	2,511	1,876	1,241

Net (loss) income attributable to CB&I	$(1,458,193)	$(313,169)	$(504,415)	$543,607	$454,120

Basic (loss) income per common share attributable to CB&I:
Net (loss) income from continuing operations	$(13.40)	$2.99	$(5.13)	$4.69	$4.20
Net (loss) income from discontinued operations	$(1.04)	$(6.04)	$0.41	$0.34	$0.09
Diluted (loss) income per common share attributable to CB&I:
Net (loss) income from continuing operations	$(13.40)	$2.97	$(5.13)	$4.64	$4.14
Net (loss) income from discontinued operations	$(1.04)	$(5.99)	$0.41	$0.34	$0.09

	For the Years Ended December 31,
	2017	2016	2015	2014(2)	2013(2)
	(In thousands, except for per share amounts)
Balance Sheet Data:
Total cash, restricted cash and cash equivalents	$354,639	$490,679	$535,714	$321,306	$380,662
Total current assets	1,830,673	2,541,752	3,367,299	2,956,583	2,832,811
Total non-current assets	4,140,909	5,297,668	5,824,761	6,413,247	6,541,480
Total assets	5,971,582	7,839,420	9,192,060	9,369,830	9,374,291
Current debt	2,262,442	911,410	800,871	269,849	213,835
Total current liabilities	5,261,912	4,536,249	4,856,948	4,316,485	4,791,070
Long-term debt	—	1,287,923	1,791,832	1,553,846	1,610,863
Total non-current liabilities	491,306	1,741,834	2,171,522	2,177,042	2,075,783
Total equity	218,364	1,561,337	2,163,590	2,876,303	2,507,438
Net book value per share	2.15	15.60	20.72	26.68	23.33
Ratio of earnings to fixed charges(1)	—	4.03x	—	9.15x	6.43x

(1)	For the years ended December 31, 2017 and 2015, earnings were deficient to cover fixed charges by $552,609 and $566,586, respectively, primarily as a result of operating losses
(2)	Certain historical balances have been recast to reflect CB&I’s adoption of ASU 2015-03 in 2016 and the impact of operations that were classified as discontinued operations as of December 31, 2017.

Comparative Per Share Market Price and Dividend Information

The following table sets forth the closing sale price per share of McDermott Common Stock and CB&I Common Stock as reported on the NYSE as of December 18, 2017, the last trading day before the public announcement of the Combination, and as of March 28, 2018, the most recent practicable trading day prior to the date of this document. The table also shows the implied value of the Combination consideration proposed for each share of CB&I Common Stock as of the same dates. This implied value was calculated by multiplying the closing sale price of a share of McDermott Common Stock on the relevant date and the exchange offer ratio of 2.47221.

	McDermott Closing Price	CB&I Closing Price	Equivalent Per Share Value
December 18, 2017	$7.59	$17.92	$18.76
March 28, 2018	5.96	14.04	14.73

The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share for McDermott Common Stock and CB&I Common Stock as reported on the NYSE, which is the principal trading market for both McDermott Common Stock and CB&I Common Stock, and the cash dividends declared per share of McDermott Common Stock and CB&I Common Stock.

The market prices of McDermott Common Stock and CB&I Common Stock will fluctuate between the date of this document and the completion of the Combination. No assurance can be given concerning the market prices of McDermott Common Stock or CB&I Common Stock before the completion of the Combination or McDermott Common Stock after the completion of the Combination. Because the Exchange Offer Ratio is fixed in the Business Combination Agreement, the market value of the McDermott Common Stock that CB&I shareholders will receive in connection with the Combination may vary significantly from the prices shown in the table above. Accordingly, CB&I shareholders are advised to obtain current market quotations for McDermott Common Stock and CB&I Common Stock before deciding whether to vote for adoption of the Business Combination Agreement.

	McDermott Common Stock			CB&I Common Stock
	Price Range			Price Range
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2018
First quarter (through March 28, 2018)	$9.07	$5.95	$—	$21.94	$13.87	$—

2017
Fourth Quarter	7.85	6.05	—	18.72	13.76	—
Third Quarter	7.73	5.56	—	20.20	9.55	—
Second Quarter	7.23	5.90	—	31.69	12.91	0.07
First Quarter	8.33	6.08	—	36.15	28.40	0.07

2016
Fourth Quarter	8.21	4.93	—	36.56	26.55	0.07
Third Quarter	5.40	4.41	—	39.71	26.12	0.07
Second Quarter	5.19	3.53	—	41.33	32.16	0.07
First Quarter	4.44	2.20	—	39.82	31.30	0.07

2015
Fourth Quarter	6.00	3.18	—	46.39	36.75	0.07
Third Quarter	5.37	3.02	—	53.73	36.23	0.07
Second Quarter	5.93	3.86	—	59.45	44.00	0.07
First Quarter	3.91	2.10	—	50.12	32.16	0.07

	McDermott Common Stock			CB&I Common Stock
	Price Range			Price Range
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared

2014
Fourth Quarter	5.72	2.21	—	58.21	37.37	0.07
Third Quarter	8.12	5.65	—	70.27	57.54	0.07
Second Quarter	8.43	6.58	—	89.22	64.67	0.07
First Quarter	9.36	7.25	—	87.41	70.76	0.07

Selected Unaudited Pro Forma Combined Financial Information

The following unaudited pro forma combined statements of operations information for the year ended December 31, 2017 has been prepared to give effect to the Combination as if it had occurred on January 1, 2017. The unaudited pro forma combined balance sheet information as of December 31, 2017 has been prepared to give effect to the Combination as if it had occurred on December 31, 2017.

The pro forma information is not necessarily indicative of what the combined business’ financial position or results of operations actually would have been had the Combination been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined business. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” beginning on page 27 of this document. The following selected unaudited pro forma combined financial information should be read in conjunction with the “Unaudited Pro Forma Combined Financial Statements” and related notes included in this document beginning on page 151 of this document.

Year Ended December 31, 2017
(In millions, except per share data)
Pro Forma Combined Statement of Operations Information
Revenue	$9,658
Net loss from continuing operations	(1,309)
Basic loss per share from continuing operations(1)	(2.48)
Diluted loss per share from continuing operations (1)	(2.48)

December 31, 2017
(In millions)
Pro Forma Combined Balance Sheet Information:
Total assets	$11,462
Total debt, net of debt issuance cost, including current portion	3,438
Total liabilities	7,809
Total equity	3,653

(1)	Effects of the proposed McDermott Reverse Stock Split are described in “Comparative Historical and Pro Forma Per Share Information” of this document.

Combined pro forma earnings to fixed charges ratio—2017 pro forma combined earnings were deficient to cover pro forma fixed charges by $547 million.

Comparative Historical and Pro Forma Per Share Information

The table below summarizes unaudited per share information for McDermott on a historical basis and on a pro forma combined basis reflecting the proposed Combination and the effects of the proposed McDermott Reverse Stock Split. The exchange offer ratio for the pro forma computations is 2.47221 shares of McDermott Common Stock per share of CB&I Common Stock. You should read the information below, together with the financial statements and related notes of McDermott and CB&I appearing elsewhere in this document and the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Statements.” You should not rely on this historical or pro forma information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of McDermott. The historical net book value per share is computed by dividing total stockholders’ or shareholders’ equity by the number of shares outstanding at the end of the period, excluding any shares held in treasury. The unaudited pro forma combined earnings per share value, in the “Combined Business Pro Forma” column below, is computed by dividing pro forma earnings from continuing operations available to holders of McDermott shares by the pro forma weighted average number of shares outstanding. The unaudited pro forma combined net book value per share is computed by dividing total pro forma stockholders’ or shareholders’ equity by the pro forma number of shares outstanding at the end of the period.

	Year Ended December 31, 2017
	McDermott		CB&I
	Historical	Combined Business Pro Forma	Historical	Equivalent Pro Forma(1)
Prior to reverse stock split
Basic income (loss) per share from continuing operations	$0.65	$(2.48)	$(13.40)	$(6.13)
Diluted income (loss) per share from continuing operations	0.63	(2.48)	(13.40)	(6.13)
Cash dividends per share	—	—	0.14	—
Book value per share at period end(2)	6.30	6.93	2.15	17.13

Effect of the reverse stock split
Basic income (loss) per share from continuing operations	1.95	(7.44)
Diluted income (loss) per share from continuing operations	1.89	(7.44)
Book value per share at period end	18.90	20.79

(1)

Pro forma CB&I equivalent per share amounts were calculated by multiplying the pro forma combined per share amounts by the Exchange Offer Ratio of 2.47221 provided for in the Business Combination Agreement.

(2)

Historical book value per share is computed by dividing shareholders’ equity by the number of shares of McDermott Common Stock or CB&I Common Stock outstanding. Pro forma combined book value per share is computed by dividing pro forma combined stockholders’ or shareholders’ equity by the pro forma number of shares of McDermott Common Stock outstanding.

RISK FACTORS

Before deciding to tender your shares in the Exchange Offer, you should carefully review and consider the risks described below, those described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and the other information contained in this document or in the documents that McDermott and CB&I incorporate by reference into this document, particularly the risk factors set forth in the documents of McDermott and CB&I incorporated by reference into this document. In addition, you should read and consider the risks associated with each of the businesses of McDermott and CB&I because these risks will also affect McDermott, as the combined business, following completion of the Combination. See the section entitled “Where You Can Find More Information.” In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can McDermott or CB&I assess the impact of all factors on the Combination and the combined business following the Combination or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Combination

The Exchange Offer Ratio is fixed and will not be adjusted in the event of any change in either CB&I or McDermott’s stock price.

In the Exchange Offer (as defined in the Business Combination Agreement, dated as of December 18, 2017, by and among McDermott, CB&I and the other parties thereto (as it may be amended or supplemented from time to time, the “Business Combination Agreement”)), CB&I shareholders will be offered to exchange each of their issued and outstanding shares of CB&I common stock, par value EUR 0.01 per share (“CB&I Common Stock”) for 2.47221 shares of McDermott common stock, par value $1.00 per share (“McDermott Common Stock”) or, if the McDermott Reverse Stock Split (as defined herein) has occurred, 0.82407 shares of McDermott Common Stock, plus cash in lieu of any fractional shares (collectively, the “Per Share Consideration”). Additionally, pursuant to the transactions contemplated by the Business Combination Agreement, CB&I shareholders that do not tender their shares of CB&I Common Stock in the Exchange Offer will, if the Combination is completed, ultimately receive the same Per Share Consideration, subject to applicable withholding taxes, including Dutch dividend withholding tax (the “Dutch Dividend Withholding Tax”) under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) to the extent the Liquidation Distribution (as defined herein) exceeds the average paid-in capital recognized for Dutch dividend withholding tax purposes of the shares of CB&I Newco common stock (“CB&I Newco Common Stock”). The Exchange Offer Ratio is fixed in the Business Combination Agreement and will not be adjusted for changes in the market price of either CB&I Common Stock or McDermott Common Stock. As such, the value of the Per Share Consideration will depend in part on the price per share of McDermott Common Stock at the time the Exchange Offer and the Combination (as defined in the Business Combination Agreement) are completed. Changes in the price of McDermott Common stock prior to the expiration of the Exchange Offer and the completion of the Combination will affect the market value of the Per Share Consideration that CB&I shareholders will become entitled to receive in the Combination. Neither party is permitted to abandon the Combination or terminate the Business Combination Agreement solely because of changes in the market price of either party’s common stock. Stock price changes may result from a variety of factors (many of which are beyond CB&I’s or McDermott’s control), including:

•	changes in CB&I’s and McDermott’s respective business, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the Combination will be completed, including related considerations regarding regulatory approvals of the Combination;

•	interest rates, general market, industry, economic and political conditions and other factors generally affecting the price of CB&I’s and McDermott’s common stock; and

•	federal, state, local and foreign legislation, governmental regulation and legal developments impacting the industries in which CB&I and McDermott operate.

The price of McDermott Common Stock at the closing of the Combination may vary from its price on the date the Business Combination Agreement was executed, on the date of this document and on the date of the CB&I Special General Meeting. As a result, the market value represented by the Exchange Offer Ratio will also vary. For example, based on the range of closing prices of McDermott Common Stock during the period from December 18, 2017 (the last trading day before the public announcement of the Combination), through March 28, 2018 (the most recent practicable trading day before the date of this document), the Exchange Offer Ratio represented a market value ranging from a low of $14.73 to a high of $22.20 for each share of CB&I Common Stock.

Because the date that the Combination is completed will be later than the date of the CB&I Special General Meeting, at the time of the CB&I Special General Meeting, CB&I shareholders will not know the exact market value of the shares of McDermott Common Stock that they will receive upon completion of the Combination.

If the price of McDermott Common Stock declines between the date of the CB&I Special General Meeting and the completion of the Combination, including for any of the reasons described above, CB&I shareholders will receive shares of McDermott Common Stock that have a market value upon completion of the Combination that is less than the market value calculated pursuant to the Exchange Offer Ratio on the date of the CB&I Special General Meeting. Therefore, while the number of shares of McDermott Common Stock to be issued and delivered in exchange for each share of CB&I Common Stock is fixed, CB&I shareholders cannot be sure of the market value of the shares of McDermott Common Stock they will receive upon completion of the Combination. In addition, the market value of the shares of McDermott Common Stock that CB&I shareholders will be entitled to receive in the Combination also will continue to fluctuate after the completion of the Combination and CB&I shareholders could lose the value of their investment in McDermott Common Stock.

The market price for McDermott Common Stock may be affected by factors different from those that historically have affected the market price of CB&I Common Stock and McDermott Common Stock individually.

Upon completion of the Combination, CB&I shareholders will become McDermott stockholders. McDermott’s business differs from that of CB&I, and accordingly the results of operations of McDermott will be affected by certain factors that are different from those currently affecting the results of operations of CB&I and currently affecting the results of operations of McDermott individually. For a discussion of the businesses of McDermott and CB&I and of some important factors to consider in connection with those businesses, see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this document.

CB&I shareholders will have a significantly reduced ownership and voting interest after the Combination and will exercise less influence over management.

Immediately after the completion of the Combination, it is expected that CB&I shareholders, who collectively own 100% of CB&I, will own approximately 47% of McDermott based on the number of shares of CB&I Common Stock and McDermott Common Stock outstanding, assuming all CB&I shareholders participate in the Exchange Offer (such that their share ownership would not be reduced as a result of withholding for the Dutch Dividend Withholding Tax). Consequently, CB&I shareholders will have less influence over the management and policies of McDermott than they currently have over the management and policies of CB&I.

McDermott stockholders will have a significantly reduced ownership and voting interest after the Combination and will exercise less influence over management.

Immediately after the completion of the Combination, it is expected that McDermott stockholders, who collectively own 100% of McDermott, will own approximately 53% of McDermott based on the number of shares of CB&I Common Stock and McDermott Common Stock outstanding, assuming all CB&I shareholders participate in the Exchange Offer (such that their share ownership would not be reduced as a result of withholding for the Dutch Dividend Withholding Tax). Consequently, McDermott stockholders will have less influence over the management and policies of McDermott following completion of the Combination than they currently have over the management and policies of McDermott.

The unaudited pro forma combined financial statements included in this document are presented for illustrative purposes only and the actual financial condition and results of operations of McDermott following the Combination may differ materially.

The unaudited pro forma combined financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of McDermott’s financial condition or results of operations following the Combination for several reasons. The actual financial condition and results of operations of McDermott following the Combination may not be consistent with, or evident from, these unaudited pro forma combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect McDermott’s financial condition or results of operations following the Combination. Any potential decline in McDermott’s financial condition or results of operations may cause significant variations in the price of McDermott Common Stock. For more information, see the Unaudited Pro Forma Financial Statements included in this document.

The fairness opinions obtained by the McDermott Board and the CB&I Boards from their respective financial advisors will not reflect changes in circumstances between signing the Business Combination Agreement and the completion of the Combination.

Changes in the operations and prospects of McDermott or CB&I, general market and economic conditions and other factors that may be beyond the control of McDermott or CB&I, and on which the fairness opinions were based, may alter the value of McDermott or CB&I or the price of shares of McDermott Common Stock or shares of CB&I Common Stock by the time the Combination is completed. In particular, the forward-looking financial information provided by McDermott and CB&I to their financial advisors at the time of such opinions did not reflect the impact of recent U.S. tax legislation (informally known as the Tax Cuts and Jobs Act), enacted on December 22, 2017, which, among other things, decreased the U.S. corporate income tax rate from 35% to 21%, before state and local income taxes. The opinions do not speak as of the time the Combination will be completed or as of any date other than the dates of such opinions. The opinions are included as Annexes B, C and D to this document. For a description of the opinions that the McDermott Board received from its financial advisors, see the sections entitled “The Combination—Opinions of McDermott’s Financial Advisors” beginning on page 55. For a description of the opinion that the CB&I Boards received from their financial advisor, see the section entitled “The Combination—Opinion of CB&I’s Financial Advisor” beginning on page 82.

CB&I’s directors and executive officers have interests in the Combination that may be different from, and in addition to, the interests of other CB&I shareholders.

Executive officers of CB&I negotiated the terms of the Business Combination Agreement with their counterparts at McDermott. In considering this fact and the other information contained in this document, you should be aware that CB&I’s directors and executive officers are parties to agreements or participants in other arrangements that give them interests in the Combination that may be different from, or conflict with, the interests of the other shareholders of CB&I, which could create conflicts of interest with other shareholders in their determinations to recommend the Combination. These interests include, but are not limited to, the fact that: (1) executive officers and directors are party to certain agreements that provide for the vesting of equity awards (estimated total value for all officers and directors: $30.2 million) in connection with the Combination; (2) certain executive officers are eligible for severance benefits under their change in control agreements upon certain qualifying terminations of employment (estimated total value for all executive officers: $28.4 million); and (3) certain executive officers are eligible to receive a retention bonus in connection with the transaction (estimated total value for all executive officers: $805,834). The CB&I Supervisory Board and the CB&I Management Board (together, the “CB&I Boards”) were aware of these interests and considered them, among other matters, in approving the Business Combination Agreement and the transactions contemplated thereby and making their recommendation that CB&I’s shareholders vote in favor of the proposals for resolution at the CB&I Special General Meeting. CB&I shareholders should consider these interests in voting on the proposals. See the sections entitled “The Combination—Interests of Certain Persons in the Combination—Chicago Bridge & Iron Company N.V.” for additional details regarding these interests.

McDermott’s directors and executive officers have interests in the Combination that may be different from, and in addition to, the interests of other McDermott stockholders.

Executive officers of McDermott negotiated the terms of the Business Combination Agreement with their counterparts at CB&I. In considering this fact and the other information contained in this document, you should be aware that McDermott’s directors and executive officers are parties to agreements or participants in other arrangements that give them interests in the Combination that may be different from, or in addition to, the interests of the other stockholders of McDermott, which could create conflicts of interest in their determinations to recommend the Combination. The McDermott Board of Directors (the “McDermott Board”) was aware of these interests and considered them, among other matters, in approving the Business Combination Agreement and the transactions contemplated thereby and making its recommendation that McDermott’s stockholders vote in favor of the proposals on the agenda at the McDermott Special Meeting. McDermott stockholders should consider these interests in voting on the proposals. See the section entitled “The Combination—Interests of Certain Persons in the Combination—McDermott International, Inc.” for additional details regarding these interests.

McDermott and CB&I will be subject to business uncertainties and certain operating restrictions until completion of the Combination.

In connection with the pending Combination, some of the suppliers and customers of CB&I and/or McDermott may delay or defer sales and contracting decisions, which could negatively impact revenues, earnings and cash flows regardless of whether the Combination is completed. Additionally, CB&I and McDermott have each agreed in the Business Combination Agreement to refrain from taking certain actions with respect to their business and financial affairs during the pendency of the Combination, which restrictions could be in place for an extended period of time if completion of the Combination is delayed and could adversely impact CB&I’s and McDermott’s ability to execute certain of their business strategies and their financial condition, results of operations or cash flows. See the section entitled “The Business Combination Agreement—Conduct of Business Pending the Exchange Offer Effective Time” for a description of the restrictive covenants to which each of McDermott and CB&I is subject.

CB&I and McDermott may be unable to attract and retain key employees during the pendency of the Combination.

In connection with the pending Combination, current and prospective employees of CB&I or McDermott may experience uncertainty about their future roles with the combined business following the Combination, which may materially adversely affect the ability of CB&I and McDermott to attract and retain key personnel during the pendency of the Combination. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined business following the Combination.

Accordingly, no assurance can be given that CB&I or McDermott will be able to attract and retain key employees to the same extent that CB&I or McDermott, as applicable, has been able to in the past.

The ability of CB&I and McDermott to complete the Combination is subject to the approval of CB&I shareholders and the McDermott stockholders, certain closing conditions and the receipt of consents and approvals from government entities which may impose conditions that could adversely affect CB&I or McDermott or cause the Combination to be abandoned.

The Business Combination Agreement contains certain closing conditions, including approval of certain proposals by CB&I shareholders and McDermott stockholders, the absence of injunctions or other legal restrictions, the availability of financing related to the Combination and that no material adverse effect shall have occurred with respect to either company.

We can provide no assurance that the various closing conditions will be satisfied and that the necessary approvals will be obtained, or that any required conditions will not materially adversely affect the combined business following the Combination. In addition, we can provide no assurance that these conditions will not result in the abandonment or delay of the Combination.

Failure to complete the Combination, or failure to complete the Combination in the anticipated timeframe, could negatively impact CB&I and McDermott.

If the Combination is not completed, the ongoing businesses and the market price of the common stock of CB&I and/or McDermott may be adversely affected and CB&I and McDermott will be subject to several risks, including CB&I being required, under certain circumstances, to pay McDermott a termination fee of $60 million; McDermott being required, under certain circumstances, to pay CB&I a termination fee of $60 million; CB&I or McDermott having to pay certain costs relating to the Combination; and diverting the focus of management from pursuing other opportunities that could be beneficial to each of CB&I and McDermott, in each case, without realizing any of the benefits which might have resulted had the Combination been completed.

Additionally, completion of the Combination is a requirement of certain of CB&I’s indebtedness agreements. There is no guarantee that the Combination will be completed or will be completed within the timeline required by CB&I’s indebtedness agreements. The timeline will be affected by events outside of CB&I’s and McDermott’s control, such as the availability of financing related to the Combination or third party consents, which may be delayed or may not be obtained on acceptable terms. The failure to consummate the Combination within the prescribed timeframe would result in a default under CB&I’s debt agreements, and CB&I’s debt becoming immediately due, unless further amendments or waivers are obtained.

The Business Combination Agreement contains restrictions on the ability of each of CB&I and McDermott to pursue other alternatives to the Combination.

The Business Combination Agreement contains non-solicitation provisions that, subject to limited exceptions, restrict the ability of each of CB&I and McDermott to solicit, initiate or knowingly encourage or facilitate any competing acquisition proposal. Further, subject to limited exceptions, consistent with applicable law, the Business Combination Agreement provides that the CB&I Boards and the McDermott Board will not withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in any manner adverse to the other party or its affiliates its recommendation that its shareholders or stockholders, as applicable, vote in favor of the proposals to be adopted at the CB&I Special General Meeting or the McDermott Special Meeting, as applicable. In specified circumstances, each party has a right to negotiate with the other in order to match any competing acquisition proposals that may be made. Although the CB&I Boards, and the McDermott Board are permitted to take certain actions in response to a superior proposal or an acquisition proposal that is reasonably likely to result in a superior proposal if there is a determination by such Board(s) that the failure to do so would be inconsistent with its fiduciary duties, doing so in specified situations could result in such party paying to the other party a termination fee of $60 million. See the section entitled “The Business Combination Agreement—No Solicitation; Recommendation,” the section entitled “The Business Combination Agreement—Termination, Amendment and Waiver—Termination” and the section entitled “The Business Combination Agreement—Termination, Amendment and Waiver—Termination Fee” for a more complete discussion of these restrictions and consequences.

Such provisions could discourage a potential acquiror that might have an interest in making a proposal from considering or proposing any such acquisition, even if it were prepared to pay consideration with a higher value than that to be provided in the Combination. There also is a risk that the requirement to pay the termination fee in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire CB&I than it might otherwise have proposed to pay.

Holders of shares of CB&I Common Stock who receive shares of McDermott Common Stock pursuant to the Liquidation rather than the Exchange Offer generally will be subject to Dutch Dividend Withholding Tax.

Although the consideration to be received by holders of shares of CB&I Common Stock pursuant to the Exchange Offer and the Liquidation is the same, the receipt of McDermott Common Stock pursuant to the Liquidation will be subject to the Dutch Dividend Withholding Tax. Under Dutch law, the Liquidation Distribution will generally be subject to a 15% Dutch dividend withholding tax to the extent it exceeds the recognized paid-up capital (for Dutch dividend withholding tax purposes) of the shares of CB&I Newco Common Stock. Application of the Dutch Dividend Withholding Tax will cause the net value of the consideration to be received by CB&I shareholders in the Liquidation to be less than the net value of the consideration such CB&I shareholders would have received had they tendered their shares of CB&I Common Stock in the Exchange Offer.

Please see the sections entitled “McDermott Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations” and “Material Tax Consequences of the Combination—Dutch Dividend Withholding Tax” for additional information.

There can be no assurances that holders of shares of CB&I Common Stock will not be required to recognize gain for U.S. federal income tax purposes upon the exchange of shares of CB&I Common Stock for shares of McDermott Common Stock in the Combination.

Although McDermott and CB&I have agreed to use commercially reasonable efforts to cause the Merger and the related elements of the Combination, taken together, to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code, there can be no assurance that the Merger and related elements of the Combination will so qualify. In addition, the completion of the Combination is not conditioned on qualification as a “reorganization” or upon the receipt of an opinion of counsel or IRS ruling to that effect. U.S. holders (as defined under “Material Tax Consequences of the Combination”) of shares of CB&I Common Stock will be required to recognize gain for U.S. federal income tax purposes on the receipt of shares of McDermott Common Stock if the Merger and the related elements of the Combination, taken together, fail to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code.

Litigation filed against CB&I or McDermott in connection with the Combination could result in an injunction preventing the consummation of the Combination or may adversely affect McDermott’s business, financial condition or results of operations following the Combination.

In January, February and March 2018, five shareholders of CB&I filed separate lawsuits—four as putative class actions and one on an individual basis—naming CB&I and the members of the CB&I Board of Directors as defendants and alleging violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 under the Exchange Act with respect to the registration statement of which this document forms a part. One of the putative class action lawsuits also names as defendants certain subsidiaries of CB&I and McDermott that are parties to the Business Combination Agreement and McDermott as an alleged control person of CB&I, and another also names certain current and former CB&I officers and employees individually. These or any similar litigation proceedings could result in an injunction preventing the consummation of the Combination. In addition, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Combination closes may adversely affect McDermott’s business, financial condition or results of operations following the Combination. See “The Combination—Litigation Relating to the Combination” beginning on page 109 for more detail.

Risks Relating to the Combined Business Following Completion of the Combination

McDermott may fail to realize the anticipated benefits of the Combination.

The success of the Combination will depend on, among other things, McDermott’s ability to combine its business with that of CB&I in a manner that facilitates growth opportunities and realizes anticipated synergies. However, McDermott must successfully combine the businesses of McDermott and CB&I in a manner that permits these benefits to be realized. In addition, McDermott must achieve the anticipated synergies without adversely affecting current revenues and investments in future growth. If McDermott is not able to successfully achieve these objectives, the anticipated benefits of the Combination may not be realized fully, or at all, or may take longer to realize than expected.

The combined business could incur substantial expenses related to the Combination and the integration of CB&I and McDermott.

McDermott and CB&I expect that the combined business will incur substantial expenses in connection with the Combination and the integration of their respective businesses, policies, procedures, operations, technologies and systems. There are a large number of systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. There are a number of factors beyond the control of either party that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the savings that McDermott expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings and revenue enhancements related to the integration of the businesses following the completion of the Combination, and accordingly, any anticipated net benefits may not be achieved in the near term or at all. These integration expenses may result in the combined business taking significant charges against earnings following the completion of the Combination.

Following the Combination, the combined business may be unable to integrate CB&I’s and McDermott’s businesses successfully and realize the anticipated benefits of the Combination.

The Combination involves the combination of two businesses that historically have operated and currently operate as independent public companies.

The success of McDermott’s acquisition of CB&I will depend in large part on the success of the management of the combined business in integrating the operations, strategies, technologies and personnel of the two companies following the completion of the Combination. McDermott may fail to realize some or all of the anticipated benefits of the Combination if the integration process takes longer than expected or is more costly than expected. The failure of McDermott to meet the challenges involved in successfully integrating the operations of CB&I or to otherwise realize any of the anticipated benefits of the Combination, including additional cost savings and synergies, could impair the operations of McDermott. The combined business will be required to devote management attention and resources to integrating McDermott’s and CB&I’s business practices and operations, and prior to the completion of the Combination, management attention and resources will be required to plan for such integration.

Potential issues and difficulties the combined business may encounter in the integration process include the following:

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the inability to integrate the respective businesses of CB&I and McDermott in a manner that permits the combined business to achieve the cost savings, operating synergies and follow-on opportunities anticipated to result from the Combination, which could result in the anticipated benefits of the Combination not being realized partly or wholly in the time frame currently anticipated or at all;

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lost sales and customers as a result of certain customers of either or both of the two companies deciding not to do business with the combined business, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	integrating personnel from the two companies while maintaining focus on safety and providing consistent, high quality products and customer service;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Combination; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Combination and integrating the companies’ operations.

Business issues currently faced by one company may be imputed to the operations of the other company.

To the extent that either McDermott or CB&I currently has or is perceived by customers to have operational challenges, such as on-time performance, quality, safety issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the Combination, which may limit or impede McDermott’s future ability to obtain additional work from those customers.

Failure to retain key employees and skilled workers could adversely affect McDermott following the Combination.

McDermott’s performance following the Combination could be adversely affected if the combined business is unable to retain certain key employees and skilled workers of CB&I or McDermott. It is possible that these employees may decide not to remain with CB&I or McDermott while the Combination is pending or with the combined business after the Combination is consummated. The loss of the services of one or more of these key employees and skilled workers could adversely affect McDermott’s future operating results because of their experience and knowledge of CB&I’s business or McDermott’s business, as applicable. In addition, current and prospective employees of McDermott and CB&I may experience uncertainty about their future roles until after the Combination is completed. This may adversely affect the ability of McDermott and CB&I to attract and retain key personnel, which could adversely affect McDermott’s performance following the Combination.

In connection with the Combination, the combined business will incur or assume substantial indebtedness, which could adversely affect the combined business, including by inhibiting the combined business’ flexibility and imposing significant interest expense on the combined business.

The combined business will have a substantial amount of indebtedness and debt service requirements. As of December 31, 2017, the combined business’ outstanding indebtedness, assuming that the closing of the Combination had occurred on that date and the anticipated incurrence and assumption and extinguishment of indebtedness in connection therewith had been completed, would have been approximately $3.6 billion. In addition, the combined business will have significant obligations with respect to the letters of credit, surety bonds and bank guaranties. Such indebtedness and obligations could have the effect, among other things, of inhibiting the combined business’ flexibility to respond to changing business and economic conditions and imposing significant interest expense. In addition, the amount of cash required to pay interest on the combined business’s indebtedness following completion of the Combination, and thus the demands on the combined business’s cash resources, will be significant. The levels of indebtedness following completion of the Combination could therefore reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes and may create competitive disadvantages for the combined business relative to other companies with lower debt levels. In addition, concerns about the debt levels of the combined business could have an adverse impact on our ability to obtain new contract awards from customers, and on the commercial terms we obtain from customers, including with respect to letter of credit and performance guaranty requirements.

In connection with the debt financing for the Combination, it is anticipated that McDermott will seek ratings of its indebtedness from one or more nationally recognized credit rating agencies. Such credit ratings will reflect each rating organization’s opinion of the combined business’ financial strength, operating performance and ability to meet its debt obligations. Such credit ratings will affect the cost and availability of future borrowings and, accordingly, its cost of capital. There can be no assurance that the combined business will achieve a particular rating or maintain a particular rating in the future.

McDermott may be required to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. McDermott’s ability to arrange additional financing or refinancing will depend on, among other factors, McDermott’s financial position and performance, as well as prevailing market conditions and other factors beyond McDermott’s control. McDermott cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to McDermott or at all.

The agreements that will govern the indebtedness to be incurred or assumed in connection with the Combination will contain various covenants that impose restrictions on McDermott and certain of its subsidiaries that may affect their ability to operate the combined business.

The agreements that will govern the indebtedness to be incurred in connection with the Combination may contain various affirmative and negative covenants that will, subject to certain significant exceptions, restrict the ability of McDermott and certain of its subsidiaries to, among other things, have liens on their property, incur indebtedness, make investments and acquisitions, make dividends and other distributions, change the nature of their business, transact business with affiliates, merge or consolidate and sell or convey their assets. In addition, some of the agreements that govern the debt financing will contain covenants that will require McDermott to maintain certain financial ratios. The ability of McDermott and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate McDermott’s repayment obligations.

McDermott is expected to record a significant amount of goodwill as a result of the Combination, and such goodwill could become impaired in the future.

In accordance with Accounting Standards Codification Topic ASC 805, Business Combinations, the Combination will be accounted for following the acquisition method of accounting for business combinations. McDermott will record net tangible and identifiable intangible assets acquired and liabilities assumed from CB&I at their respective fair values as of the date of the closing of the Combination. Any excess of the purchase price over the fair value of the identifiable assets of CB&I will be recorded as goodwill.

McDermott will be required to assess goodwill for impairment at least annually. To the extent goodwill becomes impaired, McDermott may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on McDermott’s future operating results and statements of financial position.

The shares of McDermott Common Stock to be received by CB&I shareholders as a result of the Combination will have different rights from shares of CB&I Common Stock.

Following completion of the Combination, CB&I shareholders will no longer be shareholders of CB&I but will instead be shareholders of McDermott. McDermott is incorporated in Panama, and is consequently subject to

Panamanian corporate law, while CB&I is incorporated in the Netherlands and is thus subject to Dutch corporate law. There are important differences between the rights of CB&I shareholders and the rights of McDermott stockholders under applicable law and the organizational documents for each entity.

Material differences include:

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Only shareholders have the power to elect directors of a Dutch company, including to fill any vacancy. McDermott’s Articles of Incorporation provide that any director vacancies will be filled only by the McDermott Board, acting by a majority of the then remaining directors, even if less than a quorum.

•

Under Dutch law, the affirmative vote of a majority of the votes cast on the matter by holders of shares of CB&I Common Stock is required to effectuate a merger or approve the sale of all or substantially all of CB&I’s stock or assets; provided, that, pursuant to CB&I’s Articles of Association the adoption of resolutions for a merger, dissolution, liquidation or legal division requires the affirmative vote of at least 80% of all the issued and outstanding shares of CB&I Common Stock if there is a beneficial owner or group of beneficial owners of more than 15% of the issued and outstanding shares of CB&I Common Stock. Under McDermott’s Articles of Incorporation, whenever applicable law requires the vote or consent of its stockholders to authorize or approve a sale, lease or exchange of all or substantially all McDermott’s property or assets or to adopt or approve an agreement of merger or consolidation of McDermott with or into any other corporation or to merge any other corporation into McDermott, the vote of at least two-thirds of the outstanding capital stock entitled to vote on that transaction is required for any such authorization, adoption or approval.

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Under McDermott’s Amended and Restated By-Laws, the presence at a meeting of McDermott stockholders, in person or by proxy, of holders of a majority of the outstanding shares of McDermott Common Stock as of the record date for that meeting generally will constitute a quorum. There are no quorum requirements generally applicable to general meetings of CB&I shareholders, except that Dutch law requires a higher vote for the adoption of certain specific matters if a specified quorum is not present or represented at the CB&I general meeting.

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McDermott is subject to Decree No. 45 of December 5, 1977 of the Republic of Panama, which imposes certain restrictions on offers to acquire voting securities of a corporation if, following such acquisition, the acquiror would own more than 5% of the outstanding voting securities with a market value of at least five million Balboas (approximately $5 million). Dutch law does not include any comparable provision.

See “Comparison of Shareholder Rights” for a discussion of the different rights associated with McDermott Common Stock and CB&I Common Stock.

Other Risks Relating to CB&I and McDermott

McDermott and CB&I are, and following completion of the Combination, McDermott and its subsidiaries will continue to be, subject to the risks described above. In addition, McDermott is, and will continue to be, subject to the risks described in Part I, Item 1A in McDermott’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018, as amended by McDermott’s Annual Report on Form 10-K/A filed with the SEC on March 8, 2018, and CB&I is, and will continue to be, subject to the risks described in Part I, Item 1A in CB&I’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by CB&I’s Annual Report on Form 10-K/A filed with the SEC on March 22, 2018, each of which is incorporated by reference into this document. See “Where You Can Find More Information” for the location of information incorporated by reference in this document.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

McDermott and CB&I caution that statements in this document which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined business. These forward-looking statements include, among other things, statements about anticipated cost and revenue synergies, and other anticipated financial impacts of the Combination; future financial and operating results of the combined business; and the combined business’ plans, objectives, expectations and intentions with respect to future operations and services. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the Combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the Combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of McDermott following the Combination; disruption from the Combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings.

The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this document and the documents incorporated by reference herein, could affect the future results of the combined business, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	the companies’ ability to realize cost savings from expected performance of contracts, whether as a result of improper estimates, performance, or otherwise;

•	uncertain timing and funding of new contract awards, as well as project cancellations;

•	the companies’ ability to fully realize the revenue value reported in backlog;

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cost overruns on fixed price or similar contracts or failure to receive timely or proper payments on cost reimbursable contracts, whether as a result of improper estimates, performance, disputes or otherwise;

•	risks associated with labor productivity;

•	risks associated with government contracts that may be subject to modification or termination;

•	risks associated with percentage-of-completion accounting;

•	the ability to settle or negotiate unapproved change orders and claims;

•	changes in the costs or availability of, or delivery schedule for, equipment, components, materials, labor or subcontractors;

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adverse impacts from weather affecting the companies’ performance and timeliness of completion, which could lead to increased costs and affect the quality, costs or availability of, or delivery schedule for, equipment, components, materials, labor or subcontractors;

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operating risks, including liquidated damages, which could lead to increased costs and affect the quality, costs or availability of, or delivery schedule for, equipment, components, materials, labor or subcontractors;

•	increased competition;

•	fluctuating revenue resulting from a number of factors, including a decline in energy prices;

•	delayed or lower than expected activity in the energy and natural resources industries;

•	the non-competitiveness or unavailability of, or lack of demand or loss of legal protection for, the companies’ intellectual property assets or rights;

•	failure to keep pace with technological changes or innovation;

•	failure of the companies’ patents or licensed technologies to perform as expected or to remain competitive, current, in demand, profitable or enforceable;

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adverse outcomes of pending claims or litigation or the possibility of new claims or litigation, and the potential effect of such claims or litigation on the companies’ business, financial position, results of operations and cash flows;

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lack of necessary liquidity to provide bid, performance, advance payment and retention bonds, guarantees, or letters of credit securing the companies’ obligations under their bids and contracts or to finance expenditures prior to the receipt of payment for the performance of contracts;

•	political and economic conditions including, but not limited to, war, conflict or civil or economic unrest in countries in which the companies operate;

•	interference from adverse weather or sea conditions;

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compliance with applicable laws and regulations in any one or more of the countries in which the companies operate including, but not limited to, the U.S. Foreign Corrupt Practices Act and those concerning the environment, export controls, anti-money laundering and trade sanction programs;

•	foreign currency risk and the companies’ inability to properly manage or hedge currency or similar risks;

•	a downturn, disruption, or stagnation in the economy in general;

•	McDermott’s ability to integrate the operations of CB&I;

•	the amount and timing of any cost savings, synergies or other efficiencies expected to result from the Combination;

•	failure to retain key employees and skilled workers;

•	future and pro forma financial condition or results of operations and future revenues and expenses;

•	the ability to complete the Combination on the anticipated terms and timetable;

•	regulatory conditions which may be imposed as a condition to approval of the Combination;

•	other risks described under the caption “Risk Factors” in McDermott’s and CB&I’s Annual Reports on Form 10-K for the year ended December 31, 2017 and subsequent Quarterly Reports on Form 10-Q; and

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the various risks and other factors considered by the respective boards of McDermott and CB&I as described under “The Combination—CB&I’s Reasons for the Combination; Recommendation of the CB&I Boards” and under “The Combination—McDermott’s Reasons for the Combination; Recommendation of the McDermott Board.”

If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements.

THE COMBINATION

Structure of the Combination

Pursuant to the Business Combination Agreement, which was entered into on December 18, 2017 and amended on January 24, 2018, McDermott and CB&I have agreed to combine their businesses through a series of transactions preceded by an exchange offer. Accordingly, under the Business Combination Agreement, and subject to the terms and conditions of the Business Combination Agreement:

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McDermott Bidco will launch an offer to exchange any and all issued and outstanding shares of CB&I Common Stock for shares of McDermott Common Stock (the “Exchange Offer”) at the Exchange Offer Ratio, with the completion of the Exchange Offer to occur prior to the Merger Effective Time;

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Certain subsidiaries of McDermott, namely McDermott Technology (2), B.V., McDermott Technology (3), B.V., McDermott Technology (Americas), Inc. and McDermott Technology (US), Inc., will complete the CB&I Technology Acquisition, pursuant to which they will acquire for cash the equity of the CB&I subsidiaries that own CB&I’s technology business, no later than immediately prior to the Exchange Offer Effective Time;

•	McDermott Bidco will complete the Exchange Offer;

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CB&I, CB&I Newco and CB&I Newco Sub will complete the Merger, pursuant to which CB&I will merge with and into CB&I Newco Sub, with: (1) CB&I Newco Sub continuing as a wholly owned subsidiary of CB&I Newco; (2) CB&I shareholders that do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer becoming shareholders of CB&I Newco as a result of their shares being exchanged for shares of CB&I Newco; and (3) McDermott Bidco becoming a shareholder of CB&I Newco, as a result of any shares it will have accepted for exchange in the Exchange Offer being exchanged for shares of CB&I Newco;

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McDermott Bidco and CB&I Newco will complete the Share Sale, as a result of which CB&I Newco Sub will become an indirect subsidiary of McDermott through the sale of all of the outstanding shares in the capital of CB&I Newco Sub to McDermott Bidco in exchange for the Exchangeable Note; and

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CB&I Newco will complete the Liquidation, pursuant to which it will be dissolved and liquidated, and as a result of which former CB&I shareholders who do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer and, as a result of the Merger, become CB&I Newco shareholders, will be entitled to receive, in respect of each former share of CB&I Common Stock, upon completion of the Liquidation, 2.47221 shares of McDermott Common Stock, or, if the McDermott Reverse Stock Split (as defined below) has occurred prior to the date on which the Exchange Offer Effective Time (as defined below) occurs, 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares. The consideration per share of CB&I Common Stock to be received pursuant to the Core Transactions is the same as the Exchange Offer Ratio, except that the receipt of shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation generally will be subject to Dutch Dividend Withholding Tax (see the sections entitled “McDermott Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations” and “Material Tax Consequences of the Combination—Dutch Dividend Withholding Tax” for more information).

Upon completion of the Combination, McDermott will be the holding company of the combined group. CB&I Newco Sub, the successor entity to CB&I as a result of the Merger, will be a direct wholly owned subsidiary of McDermott Bidco, which will remain a direct wholly owned subsidiary of McDermott. The former shareholders of CB&I, whether as a result of the Core Transactions or by tendering shares in the Exchange Offer, will become stockholders of McDermott.

For additional details on the CB&I Technology Acquisition, the Exchange Offer, the Merger, the Share Sale, certain Pre-Liquidation Transactions (concerning the Exchangeable Note), and the Liquidation, see “The Business Combination Agreement” under the corresponding headings.

Financing for the Combination

In connection with the Business Combination Agreement, McDermott entered into or received the Commitment Letters from the Commitment Parties, pursuant to which the Commitment Parties have committed to provide, subject to the terms and conditions set forth therein, the Senior Credit Facilities in an aggregate amount of $4.45 billion and the Bridge Facilities in an aggregate amount of up to $1.5 billion, the availability of which will be subject to reduction upon the issuance of the Notes pursuant to the terms set forth in the Commitment Letters.

Background of the Combination

As part of their ongoing evaluation of CB&I’s business and long-term strategic goals and plans and the management of CB&I’s short- and long-term liabilities, the CB&I Boards and senior management periodically review, consider and assess, in the context of CB&I’s operations, financial performance and industry conditions, potential financial and strategic alternatives. Recently, this process had led to CB&I’s divestiture of certain non-core businesses, including the 2016 sale of its nuclear construction business and the 2017 sale of its capital services business. During the first half of 2017, CB&I senior management began to consider the possibility of a partial or whole spin-off or sale of CB&I’s technology and engineered products business (the “Technology Sale”) as a method of raising capital to repay a portion of CB&I’s outstanding long-term indebtedness, and began to discuss the potential Technology Sale with certain of CB&I’s existing lenders and noteholders in the context of seeking amendments to certain terms of CB&I’s outstanding indebtedness. In addition, members of CB&I’s senior management conducted preliminary discussions with representatives of an industrial services company about a potential strategic combination. These discussions did not result in any specific deal terms being discussed or any offers being extended.

In each of February and May 2017, CB&I entered into amendments to the terms of certain of CB&I’s outstanding indebtedness due to CB&I’s inability to comply with certain financial covenants and other requirements under such indebtedness. Without such amendments, CB&I would have been in default with respect to its outstanding financial indebtedness, causing it to accelerate and become immediately due and payable. In connection with the May 2017 amendments, CB&I granted liens on substantially all of its assets, including the assets of CB&I’s technology and engineered products businesses, to the holders of CB&I’s outstanding indebtedness, with the result that such indebtedness became secured on a first lien basis.

In early June 2017, CB&I determined that there was risk that CB&I might again be unable to comply with certain covenants contained in CB&I’s outstanding indebtedness. If a default occurred, such indebtedness would become immediately due and payable, potentially requiring CB&I to seek protection under the bankruptcy laws. To address this risk, the CB&I Supervisory Board initially considered an offering of CB&I equity securities, but concluded that there was substantial risk that such an offering was unlikely to provide sufficient liquidity to CB&I. After further consideration by the audit committee of the CB&I Supervisory Board, CB&I determined to explore a sale of CB&I’s technology and engineered products businesses together (which is collectively referred to in this discussion as the “technology business”), with the intention and expectation of generating sufficient sales proceeds to pay off CB&I’s outstanding indebtedness.

On July 17-18, 2017, the CB&I Supervisory Board held a meeting, attended by members of CB&I’s senior management, as well as by representatives of an internationally recognized financial institution (the “Technology Sale Advisor”), to discuss a potential Technology Sale. The members of CB&I’s senior management who participated in the meeting included Patrick Mullen, CB&I’s chief executive officer, Michael Taff, CB&I’s chief financial officer, and Kirsten B. David, Executive Vice President and Chief Legal Officer of CB&I, each of whom is also a member of the management board of the sole member of the CB&I Management Board and each of whom participated in each meeting of the CB&I Supervisory Board during the period from July 17 through December 18, 2017. Following this meeting, CB&I again sought to obtain relief from CB&I’s existing lenders and noteholders and, as part of those negotiations, began discussions with the lenders and noteholders about its proposed plan to sell the technology business. The CB&I Supervisory Board also discussed matters related to the negotiations with the creditor group, CB&I’s liquidity and strategic alternatives, including matters related to a potential bankruptcy filing of CB&I, and the Technology Sale. Subsequent to this meeting, CB&I, together with K&L Gates, CB&I’s legal advisor in connection with the negotiations with the creditor group at the time, negotiated amendments to the credit facilities and note purchase agreements with CB&I’s lenders and noteholders, under which CB&I would obtain relief from certain covenants but would be required to make significant concessions and commitments to the creditor group (the “August Amendments”). Among other things, including numerous changes to the financial covenants applicable to CB&I, the August Amendments would require CB&I to commit to commencing a process to sell the technology business, to conduct such process on a specified, compressed timetable, and to enter into a definitive agreement for a Technology Sale no later than December 8, 2017 and consummate the Technology Sale no later than December 27, 2017. These dates were subject to potential extensions if agreed to by the creditor group. The August Amendments also would require CB&I to pursue a full strategic review of CB&I and its subsidiaries in light of the planned Technology Sale, with the assistance of FTI Consulting (“FTI”) and other advisors, and to present the results of such review to the creditor group. The August Amendments also would require CB&I, as part of this strategic review, to consider and make a full analysis of the possibility of CB&I and its subsidiaries seeking protection under applicable bankruptcy laws, and require CB&I to take preparatory steps in the event that filing for such protection was ultimately required or was determined by the CB&I Boards to be the best alternative for CB&I and its stakeholders. The CB&I Supervisory Board believed that the technology business could likely be sold for consideration and on terms that would enable CB&I to repay or refinance CB&I’s then existing indebtedness, which would result in significant relief from the requirements and covenants of the existing indebtedness and the August Amendments. The CB&I Supervisory Board also recognized that CB&I could experience additional near-term liquidity constraints that would not be alleviated by the August Amendments and recognized that there could be no assurance that CB&I would be successful in selling the technology business on satisfactory terms, on the prescribed timetable, or at all. The CB&I Supervisory Board took into account its duty to consider the interests of CB&I and all of its stakeholders, including its creditors. After further consideration and assessment of the alternatives, the CB&I Supervisory Board determined that entry into the August Amendments was CB&I’s only realistic alternative other than a filing for bankruptcy protection, which would not have been in the best interest of CB&I’s shareholders, and, accordingly, determined to approve entry into the August Amendments.

In late July, CB&I retained the Technology Sale Advisor as financial advisor in connection with the potential Technology Sale and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) was retained as legal counsel in connection with the potential Technology Sale and other strategic matters that might arise or be considered by CB&I.

As part of McDermott’s strategic growth program, the McDermott Board and McDermott senior management regularly evaluate operational and strategic opportunities that may be beneficial to stockholders of McDermott. As a result of these evaluations, McDermott had identified CB&I as a potentially strategically beneficial merger partner or acquisition target. In July, having noted a decline in CB&I’s share price that potentially would make a merger with or acquisition of CB&I economically feasible, McDermott determined to contact CB&I to determine CB&I’s potential interest in a transaction. In late July, Stuart Spence, McDermott’s chief financial officer, contacted Mr. Taff to request a meeting.

On July 25, 2017, Mr. Spence met with Mr. Taff. At that meeting, Mr. Spence raised the possibility of a business combination between McDermott and CB&I. Following the discussion, Mr. Taff indicated he would discuss the idea with CB&I’s management team and the CB&I Supervisory Board and revert to Mr. Spence in the future. No specific transaction terms were proposed at this meeting. Mr. Taff promptly discussed this meeting with Mr. Mullen, and Messrs. Mullen and Taff discussed the meeting with Mr. Richard Flury, Chairman of the CB&I Supervisory Board, and other members of the CB&I Supervisory Board.

In August 2017, CB&I engaged Centerview Partners LLC (“Centerview”) to act as a financial advisor with respect to the possible business combination and related financing matters. At that time, CB&I also retained Kirkland & Ellis, LLP (“Kirkland & Ellis”) to act as legal counsel in connection with matters relating to the

CB&I’s existing indebtedness and consideration, as required by the August Amendments, of CB&I’s financial alternatives, including the legal, timing and business implications of a bankruptcy filing by CB&I in the event that a bankruptcy filing were to become necessary, which at the time CB&I’s management viewed as unlikely.

On August 9, 2017, CB&I entered into the August Amendments and made a public announcement of its earnings for the second quarter of 2017 and of its intention to pursue the Technology Sale and implement significant cost savings. The earnings announcement reflected significant additional charges with respect to certain of CB&I’s ongoing construction projects and a suspension of CB&I’s dividend.

Following CB&I’s public announcement, on August 11, 2017, Messrs. Spence and Taff had a brief telephone call, initiated by Mr. Spence, to further discuss a possible business combination and discuss the upcoming introductory meeting between the two companies’ chief executive officers.

On August 14, 2017, Mr. Mullen and David Dickson, McDermott’s chief executive officer, had an introductory meeting by telephone concerning the potential for a business combination of CB&I and McDermott. During this call, Mr. Dickson indicated McDermott’s interest in a transaction, and that McDermott contemplated a no- or low-premium “merger of equals”-type transaction that would result in a combined company that would create more value for each party’s shareholders than either party could generate on a standalone basis. No specific transaction terms were proposed.

On August 15, 2017, CB&I and McDermott entered into a mutual nondisclosure confidentiality agreement to facilitate confidential negotiations and due diligence.

On August 16, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview. The CB&I Supervisory Board received an update on the planning process for the potential Technology Sale and discussed next steps and also was informed of CB&I’s discussions with McDermott.

On August 17, 2017, Messrs. Spence and Taff spoke by telephone to further discuss a process for exploring a possible business combination between McDermott and CB&I, including logistics for a meeting between members of senior management of CB&I and McDermott and their respective financial advisors.

On August 22, 2017, members of senior management of CB&I and representatives of Centerview met with members of senior management of McDermott and representatives of its financial advisors, Goldman Sachs & Co. LLC (“Goldman Sachs”) and Greenhill & Co., LLC (“Greenhill”), in The Woodlands, Texas, to discuss the possibility of a combination between CB&I and McDermott. At that meeting, the companies each shared high-level business and financial information and discussed the merits of a potential business combination and worked on a plan to complete mutual due diligence.

On August 25, 2017, Mr. Dickson advised the McDermott Board of the discussions to date between representatives of McDermott and CB&I.

On August 31, 2017, John M. Freeman, Senior Vice President, General Counsel and Corporate Secretary of McDermott, and Kirsten B. David, Executive Vice President and Chief Legal Officer of CB&I, spoke by telephone regarding preliminary due diligence. Following this call and through December 2017, Mr. Freeman, other representatives of McDermott, Ms. David and respective advisors of McDermott and CB&I met in person or spoke by telephone on multiple occasions to conduct due diligence.

In early September 2017, the Technology Sale Advisor began outreach to potential purchasers of the technology business. CB&I ultimately entered into confidentiality agreements with more than 30 potentially interested parties, including both strategic and financial buyers, each of which included standstill provisions that terminated in the event that CB&I entered into an agreement for certain types of strategic transactions (including the Combination). Around this time, CB&I began sharing a management presentation with respect to the technology business with those potential buyers that had executed confidentiality agreements with CB&I.

On September 6, 2017, Messrs. Dickson and Mullen spoke by telephone to discuss their respective views regarding the industrial logic of a business combination transaction between the two companies.

On September 11, 2017, Mr. Dickson provided an update to the McDermott Board on the status of discussions concerning the potential business combination.

On September 13, 2017, members of management of McDermott met with members of management of CB&I in Houston, Texas to conduct mutual due diligence, and to discuss the scale and nature of potential synergies a business combination between the two companies could generate. The parties each preliminarily estimated that a combination of the two companies could result in annualized cost synergies in the range of in excess of $200 million, but agreed that further analysis and information was needed in order to refine the parties’ estimate.

On September 14, 2017, the CB&I Supervisory Board held a telephonic meeting attended by representatives of Centerview, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board received an update on the potential Technology Sale and generally discussed potential strategic alternatives that might be available to CB&I. In addition, members of CB&I senior management discussed with the CB&I Supervisory Board the outreach from McDermott with respect to a potential business combination between CB&I and McDermott and described the interactions with McDermott to date, and discussed potential next steps. CB&I’s advisors also discussed with the CB&I Supervisory Board other aspects of the strategic review mandated by the August Amendments, including information regarding the legal, timing and business implications of a bankruptcy filing by CB&I, and discussed and agreed to pursue preparatory steps that would be required in order to position CB&I to provide the best outcome for its stakeholders in the event a bankruptcy filing were to become necessary.

On September 19, 2017, Messrs. Dickson and Mullen met for breakfast to discuss the status of the potential business combination between CB&I and McDermott and for a preliminary discussion of social and organizational issues, such as composition of the management and board of directors of the post-merger combined company and treatment of the parties’ respective employees.

On September 25, 2017, the McDermott Board held a regularly scheduled meeting in Dubai, U.A.E., attended by representatives of Goldman Sachs and Greenhill. Members of McDermott senior management discussed potential strategic options available to McDermott in connection with the pursuit of its growth strategy in general, including organic growth and incremental or more significant acquisitions, particularly in light of recent consolidation in McDermott’s industry. In addition, members of McDermott management made a specific presentation regarding a potential business combination with CB&I, interactions with CB&I to date and potential next steps.

On September 27, 2017, the deadline for the submission of initial indications of interest in the Technology Sale process, CB&I received proposals from eight potential buyers of the technology business. The total consideration in such indications of interest ranged from approximately $1.2 billion to approximately $3 billion. Following discussion with the CB&I Supervisory Board and CB&I’s financial and legal advisors, CB&I invited five parties to continue in the Technology Sale process, including the opportunity to be provided access to an online data room and to conduct further due diligence on the technology business.

On September 29, 2017, Mr. Dickson sent a letter to Mr. Mullen setting out a preliminary, nonbinding proposal for a business combination between CB&I and McDermott, in an all-stock transaction in which former CB&I shareholders would receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis. The letter indicated that the board of directors of the combined company would include current members of each of the McDermott Board and the CB&I Supervisory Board, in proportion to the relative stake in the combined company held by each company’s former stockholders, and that the management of the combined business would be drawn from both CB&I and McDermott.

On October 2, 2017, the CB&I Supervisory Board held a telephonic meeting, attended by members of CB&I’s senior management and representatives of Centerview, FTI, Wachtell Lipton and Kirkland & Ellis, to review and discuss the proposal from McDermott, as well as potential responses and next steps. The CB&I Supervisory Board also received an update on the status of the Technology Sale and discussed the initial bids that had been received, noting that, while certain of the bids were at potentially attractive prices, there were concerns with each bid that would need to be addressed, including concerns about the ability of certain bidders to obtain required regulatory approvals either on a timely basis or at all, the potential requirement of certain bidders that a solvency opinion for CB&I be obtained in connection with the Technology Sale, and the ability of certain bidders to obtain the required financing to complete the Technology Sale and fund the purchase price. In addition, the CB&I Supervisory Board discussed CB&I’s ongoing funding requirements and the need to further evaluate CB&I’s liquidity needs following a Technology Sale.

On October 3, 2017, Messrs. Dickson and Mullen had a telephonic conversation to discuss CB&I’s initial views on McDermott’s September 29 proposal. Mr. Mullen indicated that CB&I found McDermott’s proposal to be constructive and potentially of interest, but also indicated that the CB&I Supervisory Board had expressed some dissatisfaction with the 46% sharing ratio. Mr. Mullen did not make a counterproposal, preferring to wait to see how the bids developed in the Technology Sale.

On October 5, 2017, Gary Luquette, Chairman of the McDermott Board, and Mr. Flury spoke by telephone to discuss a potential strategic combination of the two companies and possible timing and next steps with respect to McDermott’s September 29 proposal. Following this conversation, Messrs. Luquette and Flury maintained direct communications and spoke by telephone on several occasions during October and November 2017.

On October 6, 2017 and October 9, 2017, members of CB&I and McDermott management met in Houston, Texas in order to discuss their respective businesses and outlook, and otherwise discuss the potential business combination.

On October 9, 2017, Messrs. Dickson and Mullen had a telephonic conversation to again discuss the status of the proposed business combination, transaction structure, industrial logic, the status of CB&I’s potential Technology Sale, the prospects for obtaining the financing that would be necessary in connection with a merger between McDermott and CB&I, including to repay CB&I’s existing indebtedness and to finance the combined company’s operations, and social and organizational issues, such as composition of the management and board of directors of the post-merger combined company and treatment of the parties’ respective employees. Following this conversation, Messrs. Dickson and Mullen maintained direct communications and spoke by telephone on several occasions during October and November 2017.

On October 10, 2017, Messrs. Spence and Taff spoke by telephone to discuss transaction structure, considerations regarding possible financing structure and due diligence. Following this conversation, Messrs. Spence and Taff maintained direct communications and spoke by telephone on several occasions during October and November 2017.

On October 11, 2017 and October 12, 2017, the CB&I Supervisory Board held a regularly scheduled meeting in Houston, Texas, attended by members of CB&I’s senior management and on October 12, 2017 by representatives of Centerview, FTI, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board received an update on the discussions with McDermott and on the progress of the Technology Sale, and reviewed the current status of CB&I’s evaluation of its strategic alternatives, including, as mandated by the August Amendments, a bankruptcy filing or potential options to meet CB&I’s liquidity needs.

Beginning in mid-October 2017, Wachtell Lipton and Baker Botts L.L.P. (“Baker Botts”), outside legal counsel to McDermott, together with De Brauw Blackstone Westbroek (“De Brauw”), CB&I’s Netherlands counsel, and NautaDutilh, McDermott’s Netherlands counsel, began to negotiate the structure and other non-price terms of a potential business combination between McDermott and CB&I. These negotiations continued through December 16.

In mid-October 2017, representatives of CB&I’s advisors approached one of the bidders in the Technology Sale process to gauge that bidder’s potential interest in a strategic business combination with CB&I in lieu of an acquisition solely of the technology business. These discussions did not progress past the preliminary stages, and the bidder indicated that it was not interested in pursuing a transaction with CB&I other than an acquisition of the technology business. During the summer and fall of 2017, including following CB&I’s public announcement of its intention to pursue the Technology Sale, none of the parties approached in connection with the Technology Sale, and no other company or potential acquirer outside of the group that was approached in connection with the Technology Sale, contacted CB&I concerning a potential acquisition of, or merger or strategic combination with, CB&I, and CB&I did not approach any other parties. CB&I, in consultation with its financial advisors, believed that the group of potential counterparties approached in connection with the Technology Sale comprised all or most of the companies and entities that would reasonably have been expected to have an interest in a strategic transaction with CB&I, that CB&I’s public announcements regarding the Technology Sale would likely have led any potentially interested party to approach CB&I directly, and that rumors of any efforts to seek an alternative transaction could negatively impact the Technology Sale process. Accordingly, CB&I did not approach any other parties.

On October 20, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis & Co. (“Moelis”), McDermott’s advisor with respect to the financing of the potential business combination, and Baker Botts. Members of McDermott management provided an update on the potential business combination and discussed next steps.

On October 24-26 and October 30, 2017, members of McDermott and CB&I management met in Houston, Texas in order to discuss their respective businesses and outlook and detailed business, financial and legal due diligence matters, as well as to discuss the scale and nature of potential synergies related to costs and revenues that could result from a business combination between the two companies. With respect to synergies, the parties agreed that further analysis and information was needed in order to refine the parties’ views.

On October 28, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the potential business combination and discussed next steps.

On October 31, 2017 and November 3, 2017, Messrs. Dickson and Mullen met in Houston, Texas to discuss the potential terms of a business combination, including social and organizational issues, such as the composition of a combined company’s board of directors and the makeup of a combined company’s management team.

On November 1, 2017, Messrs. Luquette and Flury spoke by telephone to discuss the status and timing of the potential business combination.

On November 2, 2017, the McDermott Board held a regularly scheduled meeting in Houston, Texas, attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. McDermott senior management provided an update on the potential business combination and discussed next steps.

On November 6, 2017, Mr. Dickson provided an update to the McDermott Board on the status of the potential business combination.

On November 7, 2017, the CB&I Supervisory Board held a telephonic meeting, attended by members of CB&I’s senior management and representatives of Centerview, FTI, Wachtell Lipton and Kirkland & Ellis, to receive an update on the discussions with McDermott and on the status of the Technology Sale, and to discuss and review CB&I’s other strategic alternatives, a filing for bankruptcy protection and options for refinancing CB&I’s existing indebtedness. During the next several weeks, representatives of CB&I contacted multiple potential sources of debt and equity financing regarding the possibility of such sources providing CB&I with new financing to permit CB&I to continue to operate on a standalone basis, either following a Technology Sale or in the event CB&I was unable to complete a Technology Sale. CB&I ultimately engaged in discussions or negotiations with, and received CB&I’s proposals from, several potential financing sources, but all of such discussions or proposals were on terms that the CB&I Supervisory Board, after consultation with CB&I’s management and financial and legal advisors, believed either would not ensure the viability of CB&I over an acceptable duration, or, if viable, were not more favorable than, or in the best interest of CB&I and its stakeholders relative to, the alternative of engaging in the transaction with McDermott.

On November 8, 2017, Baker Botts sent an initial draft Business Combination Agreement to Wachtell Lipton. From November 9 through December 16, 2017, Baker Botts, Wachtell Lipton, De Brauw and NautaDutilh negotiated the Business Combination Agreement and related documentation, and Messrs. Spence and Taff spoke by telephone on several occasions to discuss, negotiate or resolve certain aspects of the proposed business combination, including structure, the prospects for obtaining and the structure and terms of the financing that would be necessary in connection with the business combination, including to repay CB&I’s existing indebtedness and to finance the combined company’s operations, social and organizational issues and select terms of the Business Combination Agreement and related documentation. No final resolutions were reached.

On November 10, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board discussed the then current proposal from McDermott for an all-stock transaction in which former CB&I shareholders would receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis, and determined to respond to McDermott by proposing a business combination in which CB&I stockholders would receive shares representing 49% of the combined company. The CB&I Supervisory Board also received an update on the status of the Technology Sale process, including potential options to address the transaction certainty concerns with respect to certain of the potential bidders for the technology business, including ability to obtain required regulatory approvals, either on a timely basis, or at all, the possibility that some of the potential acquirors might require CB&I to obtain a solvency opinion and the prospects for obtaining such an opinion, the potential need to prepare separate audited financials for the technology business and financing concerns.

On November 11, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an overview of the potential business combination to date and discussed the proposed transaction structure, the negotiation of the draft Business Combination Agreement, due diligence and next steps. Representatives of Goldman Sachs and Greenhill reviewed financial information on McDermott and CB&I. Representatives of Moelis provided an update on the financing process. The McDermott Board authorized Mr. Dickson to send a revised proposal for the potential business combination to CB&I.

On November 12, 2017, Mr. Dickson sent to Mr. Mullen a proposal that a potential business combination be structured so that former CB&I stockholders would receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis. It was proposed that Messrs. Dickson and Spence would remain as the chief executive officer and chief financial officer, respectively, of the combined company, and that the composition of the board of directors would include representatives from the McDermott Board and the CB&I Supervisory Board, in a proportion matching the ownership percentage of each company’s stockholders, with the Chairman of the Board to be determined at a later date.

On November 13, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board discussed the most recent proposal from McDermott, potential structuring options for a potential business combination with McDermott, and discussed the evaluation of CB&I’s other strategic alternatives. On this same day, Messrs. Dickson and Mullen had a telephone call to discuss the status of the proposed business combination. Also on the same day, Messrs. Spence and Taff spoke by telephone to discuss structure, financing and social issues related to the proposed business combination. No final resolutions were reached.

Between November 13, 2017 and November 15, 2017, CB&I received comments on the draft purchase agreement that had been provided to potential bidders in the Technology Sale process from the three potential acquirors who had indicated they remained interested in acquiring the technology business, and Wachtell Lipton provided reactions and guidance to each of the three interested parties.

On November 14, 2017 and November 15, 2017, representatives of Centerview and Kirkland & Ellis met with advisors to the creditor group at the direction of CB&I to discuss the progress of the Technology Sale and the required evaluation of strategic alternatives by CB&I. At these meetings, CB&I’s advisors informed the representative of the creditor group of the ongoing discussions regarding a potential business combination, noting that CB&I would need to obtain amendments to the terms of its existing indebtedness in order to enter into such a business combination, rather than pursuing the Technology Sale as required by the August Amendments, in order to avoid being in default under the terms of CB&I’s outstanding indebtedness.

On November 16, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview and Wachtell Lipton. The CB&I Supervisory Board received an update on the status of discussions with McDermott, and discussed potential responses to McDermott with respect to the most recently proposed financial terms of a combination. The CB&I Supervisory Board delegated authority to Mr. Flury to negotiate directly with Mr. Luquette. The CB&I Supervisory Board also received an update on the status of the Technology Sale process, including expectations with respect to final proposals, and on the status of discussions with CB&I’s existing lenders and potential alternative sources of financing for CB&I on a standalone basis.

On November 16, 2017, Messrs. Luquette and Flury spoke by telephone to discuss economic and social issues relating to the proposed business combination. Mr. Luquette reiterated McDermott’s proposal that the exchange ratio be set such that former CB&I stockholders receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis and proposed that there initially be eleven members of the board of directors of the combined company, including five members of the McDermott Board, five members of the CB&I Supervisory Board, and Mr. Dickson, with Mr. Luquette retaining his role as Chairman of the combined company’s board after the Combination.

On November 17, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the status of the proposed business combination.

Later in the day on November 17, 2017, Mr. Flury called Mr. Luquette to propose that the exchange ratio be set such that former CB&I stockholders would receive McDermott shares representing approximately 48% of McDermott’s total outstanding shares on a pro forma basis and that Mr. Flury serve as Chairman of the combined company’s board after the Combination.

On November 18, 2017, Mr. Luquette called Mr. Flury to discuss a proposal that the exchange ratio be set such that former CB&I stockholders would receive McDermott shares representing approximately 47% of McDermott’s total outstanding shares on a pro forma basis and that Mr. Luquette retain his role as Chairman of the McDermott Board after the Combination. Mr. Flury agreed to discuss the proposal with the CB&I Supervisory Board.

On November 19, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview and Wachtell Lipton. Messrs. Mullen and Flury reported to the other directors regarding their conversations with representatives of McDermott, including McDermott’s position with respect to the terms of the proposed business combination. Following discussion, the CB&I Supervisory Board expressed its support for continuing to pursue a potential business combination with McDermott on the terms discussed between Messrs. Luquette and Flury.

On November 20, 2017, the requested deadline for submission of final proposals in the Technology Sale, CB&I received three proposals with total consideration ranging from approximately $2.25 billion to approximately $2.5 billion.

On November 21, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, the Technology Sale Advisor and Wachtell Lipton. The CB&I Supervisory Board received an update on the status of the potential business combination with McDermott, reviewed the proposals submitted in the Technology Sale process and reviewed CB&I’s strategic and financing alternatives. The CB&I Supervisory Board discussed the proposals received in the Technology Sale process, including an evaluation of whether any of the proposals as received would be actionable by CB&I in light of the terms proposed, execution risk, and the potential absence of sufficient financing for CB&I to properly fund its ongoing operations after a sale of the technology business taking into account preliminary results of discussions with potential financing sources, as well as the projected level of CB&I’s indebtedness by the time of a Technology Sale closing, the projected liquidity and credit needs of CB&I, and that a sale of the technology business at the proposed valuations would likely be sufficient to repay CB&I’s indebtedness but with little excess to support CB&I’s ongoing liquidity needs. The CB&I Supervisory Board determined that CB&I would continue negotiations with the two highest bidders to seek to reach an agreement on a potential actionable transaction and to evaluate the available options for continued financing of CB&I following a Technology Sale. With respect to financing for CB&I in the absence of a Technology Sale, the CB&I Supervisory Board was informed that one of the parties that had indicated a potential willingness to provide new financing to CB&I on a standalone basis was no longer interested in participating unless a Technology Sale was completed, and the other party remained potentially interested but would be unable to provide sufficient liquidity to meet CB&I’s needs on its own.

On November 28, 2017, Messrs. Mullen and Taff and representatives of CB&I’s advisors met with representatives of the creditor group to discuss the current status of CB&I’s evaluation of strategic alternatives, including the potential business combination with McDermott, the Technology Sale process, and planning for a potential bankruptcy filing in the event no transaction could be agreed and completed in a timely fashion and alternative standalone financing could not be obtained. At that meeting, the representatives of the creditor group were presented with a summary of the amendments to CB&I’s indebtedness that were being requested by CB&I. Also at part of that meeting, Messrs. Dickson and Spence, together with representatives of Moelis, made a presentation regarding the potential business combination with McDermott. In the following weeks, CB&I and the creditor group continued to negotiate the terms of the amendments and to exchange drafts of the related documents.

On November 29, 2017, members of CB&I’s senior management and representatives of CB&I’s advisors met with the creditor group to discuss the terms of the amendments and the proposed business combination.

On November 29, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the status of the proposed business combination, including financial analyses with respect of the two companies, and information about due diligence, transaction structure, the negotiation of the draft Business Combination Agreement and financing.

On December 1, 2017, Messrs. Dickson and Mullen had a telephonic conversation to discuss the results of the McDermott Board meeting.

During the first week of December, due to the need for additional time in order to obtain adequate financing commitments for the combined company in connection with a business combination with McDermott (as discussed in a telephone call between Messrs. Spence and Taff on December 3, 2017) and/or to arrange adequate financing for CB&I on a standalone basis in the event of a Technology Sale, CB&I requested an extension from the creditor group of the December 8, 2017 deadline to enter into an agreement for a Technology Sale. An extension was granted to extend the deadline to December 18, 2017.

On December 5, 2017, McDermott entered into an engagement letter with Greenhill, relating to Greenhill’s role as a financial advisor to McDermott in connection with the potential business combination.

On December 6, 2017, the CB&I Supervisory Board held a regularly scheduled board meeting in Amsterdam, attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton, Kirkland & Ellis and De Brauw. The CB&I Supervisory Board received an update on the status of the potential business combination with McDermott and a potential Technology Sale, as well as the evaluation of other strategic alternatives. Representatives of Wachtell Lipton and De Brauw discussed the directors’ fiduciary duties and presented to the CB&I Supervisory Board a detailed summary of the terms of the draft Business Combination Agreement, negotiation of which had been substantially completed. The CB&I Supervisory Board discussed the fact that the Technology Sale process had not produced any proposals which were, in the view of the CB&I Supervisory Board after discussion and analysis, superior options to a potential business combination with McDermott, due in part to the lack of financing options for CB&I to meet its liquidity and operational needs following a Technology Sale, the likelihood of the Technology Sale proceeds to repay CB&I’s outstanding indebtedness, and the likelihood of consummation of the Technology Sale. The CB&I Supervisory Board discussed the fact that the transaction with McDermott would create more value for CB&I and its stakeholders, taken as a whole, than the Technology Sale would have, which was likely to benefit first and foremost (if not only), CB&I’s secured creditors. After extensive discussion, the CB&I’s Boards determined that a business combination with McDermott presented the best alternative available to CB&I and all of its stakeholders, and that continuing to actively pursue other strategic alternatives, including a potential Technology Sale, was likely to jeopardize CB&I’s ability to achieve any of the available alternatives. As a result, the CB&I Boards determined that it was in the best interests of all of CB&I’s stakeholders for CB&I to focus its resources on pursuing a business combination with McDermott and working with McDermott to obtain sufficient financing commitments for the combined business.

On December 15, 2017, McDermott entered into an engagement letter with Goldman Sachs, relating to Goldman Sachs’ role as a financial advisor to McDermott in connection with the potential business combination.

On December 15, 2017, McDermott and CB&I agreed on a final exchange ratio based on the most recently available outstanding share count of each of CB&I and McDermott, calculated to result in the previously agreed ownership percentages in the combined company.

On December 15, the CEOs and CFOs of McDermott and CB&I met together with their respective public relations, investor relations and communications teams to address the communications plan following an announcement of the business combination.

During the week ended December 16, 2017, Baker Botts, Wachtell Lipton and the parties’ respective Netherlands counsel completed negotiations of the terms of the definitive Business Combination Agreement and related transaction documentation.

On December 17, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton and De Brauw, to consider the transaction with McDermott. Mr. Mullen and other members of senior management updated the CB&I Supervisory Board on the status of negotiations with McDermott, as well as the status of CB&I’s consideration of other alternatives, including the Technology Sale and potential continued operation on a standalone basis. At this meeting, representatives of Centerview reviewed with the CB&I Supervisory Board Centerview’s financial analysis of the Exchange Offer Ratio. After discussion among the CB&I Supervisory Board and its advisors, representatives of Centerview delivered to the CB&I Supervisory Board an oral opinion, subsequently confirmed by delivery of a written opinion to the CB&I Boards dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of shares of CB&I

Common Stock (other than Excluded Shares). See the section entitled “The Combination—Opinion of Centerview Partners LLC” for a detailed description of Centerview’s opinion. Representatives of Wachtell Lipton and De Brauw discussed the directors’ fiduciary duties and presented to the CB&I Supervisory Board a detailed summary of the terms of the draft Business Combination Agreement and the financing commitments expected to be obtained by McDermott. That same day, the CB&I Management Board also held a telephonic meeting to discuss and consider the proposed business combination.

After extensive discussion and careful consideration, including as to the matters described in the section entitled “The Combination—Reasons for the Combination; Recommendation of the CB&I Boards,” the CB&I Boards concluded that the proposed business combination with McDermott presented an attractive strategic opportunity for CB&I and its stakeholders and in addition was the best alternative available to CB&I and its stakeholders, taking into account that none of the bidders in the Technology Sale process had put forth an actionable proposal that would ensure CB&I would have sufficient liquidity and credit to fund ongoing operations following a Technology Sale, and that none appeared likely to do so, and the fact that under the terms of CB&I’s outstanding indebtedness, CB&I would have no choice but to seek bankruptcy protection if it did not enter into either an agreement with respect to the Technology Sale or the transaction with McDermott. As part of this discussion, the CB&I Boards considered the fact that CB&I’s efforts to obtain commitments for new financing on a standalone basis that would permit the refinancing of its existing debt had not been successful. Accordingly, the CB&I Boards unanimously determined that the Business Combination Agreement and the combination were fair to, advisable and in the best interests of CB&I and its stockholders and unanimously approved the Business Combination Agreement and the Combination, with such determination and approval conditioned on confirmation by CB&I management that McDermott had obtained financing commitments in an amount deemed to be sufficient by CB&I management.

On December 17, 2017, the McDermott Board held a special meeting in Houston, Texas, attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the status of the proposed business combination, including financial analysis of the two companies, due diligence, transaction structure, the negotiation of the draft Business Combination Agreement and financing. Representatives of Goldman Sachs and Greenhill reviewed their respective preliminary financial analyses of the Exchange Offer Ratio. Those discussions included information from McDermott management regarding the impacts of then-pending U.S. tax reform legislation, including that such tax reform was projected by McDermott management to have no significant impact on McDermott as a stand-alone company and a positive impact on the pro forma combined business. Representatives of Moelis provided an update on the financing process. Representatives of Baker Botts discussed the directors’ fiduciary duties (based on advice from McDermott’s Panamanian counsel) and summarized the terms of the draft Business Combination Agreement for the McDermott Board. The McDermott Board had an extensive discussion and gave careful consideration to matters related to the proposed business combination, including as to the matters described in the section entitled “The Combination—Reasons for the Combination; Recommendation of the McDermott Board.” The McDermott Board then postponed making a final determination as to the proposed business combination until the following day, in order to allow time for additional commitments related to the financing to be obtained.

On December 17, 2017 and December 18, 2017, CB&I, McDermott and their advisors finalized the final details of the Business Combination Agreement and McDermott completed the obtaining of financing commitments for the new financing to be used to repay or refinance existing indebtedness of each of CB&I and McDermott and to finance the combined company’s operations following completion of the Combination.

On December 18, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts after the additional commitments related to the financing had been obtained. Representatives of Goldman Sachs and Greenhill reviewed with the McDermott Board their financial analysis of the Exchange Offer Ratio. After discussion among the McDermott Board and its advisors, representatives of each of Goldman Sachs and Greenhill delivered to the McDermott Board an oral opinion, subsequently confirmed by delivery of a written opinion dated as of the same date, that as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to McDermott. See the sections entitled “The Combination—Opinion of Goldman Sachs & Co. LLC” and “The Combination—Opinion of Greenhill & Co., LLC” for a detailed description of those opinions.

After due consideration and consultation with its outside legal and financial advisors, the McDermott Board, by a vote of eight to one: (1) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by the Business Combination Agreement are in the best interests of McDermott and its stockholders and that it was in the best interests of McDermott and the stockholders of McDermott to enter into the Business Combination Agreement; (2) adopted and approved the Business Combination Agreement and McDermott’s execution, delivery and performance of the Business Combination Agreement and the consummation of the transactions contemplated thereby, including the McDermott Reverse Stock Split Articles Amendment, the McDermott Authorized Capital Articles Amendment and the McDermott Stock Issuance; and (3) resolved to recommend that the holders of shares of McDermott Common Stock adopt the McDermott Reverse Stock Split Articles Amendment Resolution and the McDermott Authorized Capital Articles Amendment Resolution and approve the McDermott Stock Issuance proposal, in each case upon the terms and subject to the conditions stated in the Business Combination Agreement.

In the afternoon of December 18, 2017, CB&I and McDermott executed the Business Combination Agreement, McDermott entered into financing commitments with respect to the combination and CB&I executed the amendments to the terms of its existing indebtedness, and CB&I and McDermott issued a joint press release announcing the Combination.

On January 24, 2018, McDermott, CB&I and the other parties thereto entered into an Amendment and Partial Assignment and Assumption (the “Amendment”) of the Business Combination Agreement. The purpose of the Amendment was to add McDermott Technology (2), B.V., a direct, wholly owned subsidiary of McDermott Bidco incorporated under the laws of the Netherlands (“McDermott Bidco 2”), and McDermott Technology (3), B.V., a direct, wholly owned subsidiary of McDermott Bidco incorporated under the laws of the Netherlands, as parties to the Business Combination Agreement, provide for the assignment of certain rights of McDermott Bidco under the Business Combination Agreement to McDermott Bidco 2 and make certain other ministerial changes.

McDermott’s Reasons for the Combination; Recommendation of the McDermott Board

The McDermott Board believes that the Combination will create value for its stockholders, combine two highly complementary businesses to create a leading onshore-offshore integrated engineering, procurement, construction and installation company driven by technology and innovation, with the scale and diversification to better capitalize on global growth opportunities, provide its customers with consistently high-quality service and create opportunities for its employees. After due consideration and consultation with its outside legal and financial advisors, the McDermott Board, in its meeting held on December 18, 2017, by a vote of eight to one: (1) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by the Business Combination Agreement are in the best interests of McDermott and its stockholders and that it was in the best interests of McDermott and the stockholders of McDermott to enter into the Business Combination Agreement; (2) adopted and approved the Business Combination Agreement and McDermott’s execution, delivery and performance of the Business Combination Agreement and the consummation of the transactions contemplated thereby, including the McDermott Reverse Stock Split Articles Amendment, the McDermott Authorized Capital Articles Amendment and the McDermott Stock Issuance; and (3) resolved to recommend that the holders of shares of McDermott Common Stock adopt the McDermott Reverse Stock Split Articles Amendment Resolution and the McDermott Authorized Capital Articles Amendment Resolution and approve the McDermott Stock Issuance proposal, in each case upon the terms and subject to the conditions stated in the Business Combination Agreement.

In reaching its conclusion to approve the Combination and recommend that McDermott’s stockholders vote “FOR” the McDermott Stockholder Proposals, the McDermott Board consulted with members of management and its financial and legal advisors and considered many factors, including the following:

Strategic Considerations

The McDermott Board considered a number of factors pertaining to the strategic rationale for the Combination as generally supporting its decision to enter into the Business Combination Agreement, including the following:

•	The addition of CB&I’s businesses adds significant scale and diversification (particularly, significant onshore businesses) to the combined business that McDermott would not have on its own.

•

CB&I provides a complementary global portfolio with an established presence in high-growth markets. The Combination will unite McDermott’s established presence in the Middle East and Asia with CB&I’s robust operations in the United States, creating a more balanced geographic portfolio with a strong position in high-growth, developing regions.

•

The Combination will create significant opportunities to capture additional value from market trends across the entire value chain. The combined business will have a presence across onshore and offshore, upstream, downstream and power markets, enhancing competitiveness and enabling more consistent, predictable performance through market cycles.

•

The combined business will have a greater ability to respond to evolving customer needs. The combined business will offer customers engineered and constructed facility solutions and fabrication services across the full lifecycle, executed to maximize asset value. Customers will also benefit from enhanced exposure across diverse end markets, including refining, petrochemicals, LNG and power.

•

After the Combination, McDermott expects to have a strong capital structure to support growth. The combined business is expected to generate EBITDA growth and strong free cash flow, enabling a reduction in funded indebtedness over the next few years.

•

By retaining CB&I’s technology business, with its 3,000 patents and patent applications, trademarks and more than 100 licensed technologies, the combined business will be one of the world’s largest providers of licensed process technologies. McDermott anticipates leveraging these capabilities across the combined customer base to drive follow-on work.

•

The Combination is expected to be cash accretive in the amount of $0.53 per share, excluding one-time costs, for the year ending December 31, 2019. It is also expected to generate annualized cost synergies of $250 million starting in 2019, in addition to a $100 million cost reduction program that CB&I expects to have fully implemented by the end of 2017, at a one-time expected cost of $210 million. The cost synergies are expected to come from operations optimization, general and administrative expense savings, supply chain optimization and other related cost savings. Further, McDermott expects that the transaction will lead to substantial revenue synergies due to the enhanced capabilities of the combined business.

•

McDermott and CB&I’s combined experience in delivering customer-centric solutions and fixed-price, lump-sum contracts will form the basis for the combined business to deliver a consistent approach to executing projects for customers. Further, McDermott and CB&I’s similar cultures will ensure that safety remains the number one priority and will help facilitate a seamless transition for co-venturers and employees worldwide.

Financial Considerations

The McDermott Board also considered a number of financial factors pertaining to the Combination as generally supporting its decision to enter into the Business Combination Agreement, including the following:

•

The presentation by and the opinion of Goldman Sachs dated as of December 18, 2017, to the effect that the Exchange Offer Ratio is fair, from a financial point of view, to McDermott. See “—Opinion of McDermott’s Financial Advisors—Goldman Sachs & Co.”

•

The presentation by and the opinion of Greenhill dated as of December 18, 2017, to the effect that the Exchange Offer Ratio is fair, from a financial point of view, to McDermott. See “—Opinion of McDermott’s Financial Advisors—Greenhill & Co., LLC.”

Other Considerations

The McDermott Board also considered a number of additional factors as generally supporting its decision to enter into the Business Combination Agreement, including the following:

•	The financial performance and condition, business operations and future prospects of McDermott and CB&I.

•	The board composition of the combined business, which will include six directors from the McDermott Board and will include Gary P. Luquette as Chairman of the Board of Directors.

•

The management composition of the combined business, which will include David Dickson as President and Chief Executive Officer and Stuart Spence as Executive Vice President and Chief Financial Officer.

•	McDermott’s management team has a proven track record of turnaround management and business transformation that can be applied to the combined business.

•

The terms and conditions of the Business Combination Agreement, including the fact that the consideration for the CB&I shareholders is fixed, the covenants applicable to each party, the conditions to completion of the Combination, including required regulatory clearances, the rights of the parties to the Business Combination Agreement, under specified circumstances, to respond to, evaluate and negotiate with respect to other business combination proposals, the circumstances under which the Business Combination Agreement could be terminated and the size and impact of the termination fee associated with a termination.

•	The opportunities and alternatives available to McDermott if the Combination were not to be undertaken and the risks, uncertainties and expense of that strategy.

•	The amount and terms of the financing for the Combination, including the Commitment Letters.

Risks

The McDermott Board also identified and considered a number of uncertainties, risks and other potentially negative factors, including the following:

•	The McDermott Board considered the risks associated with CB&I’s loss contracts and with certain litigation and other proceedings to which CB&I is a party.

•	The McDermott Board considered the challenges and potential costs of combining and integrating the businesses, and the attendant risks of not achieving expected cost savings.

•

The McDermott Board considered the required regulatory clearances to complete the Combination and the risk that governmental authorities might seek to impose unfavorable terms and conditions on the required clearances (and that the Combination may not be completed as a result of such terms and conditions) or that such clearances may not be obtained at all. The McDermott Board further considered the potential length of the regulatory clearance process and the period of time McDermott may be subject to the Business Combination Agreement without assurance that the process will be completed.

•

The McDermott Board considered the interests of the officers and directors of McDermott and CB&I in the Combination that are different from or in addition to the interests of other stockholders, including the matters described under “The Combination—Interests of Certain Persons in the Combination.”

•	The McDermott Board considered the diversion of management focus and resources from other strategic opportunities and from operational matters while working to implement the Combination.

•	The McDermott Board considered industry-wide labor-related challenges and their potential impacts on CB&I’s workforce.

•

The McDermott Board also considered certain risks of CB&I’s business and operations, including the risks described in the “Risk Factors” section in CB&I’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and other filings with the SEC and in this document. The McDermott Board determined that these risks were manageable as part of the ongoing combined business.

Views of Dissenting Director

The McDermott Board also considered the views of director Stephen G. Hanks, who voted against the adoption and approval of the Business Combination Agreement. At each of the meetings of the McDermott Board at which the potential business combination was discussed, Mr. Hanks consistently stated that he believes, based on his prior experience in the engineering and construction (“E&C”) industry, that the E&C business operated by CB&I (and historically operated by certain of its predecessors) is inherently subject to the types of problems that CB&I has been experiencing recently in connection with its four significant contracts that have negatively impacted CB&I’s results of operations in recent periods, that these problems may be difficult for McDermott’s management to remedy (at least in the near term) and, therefore, that the Combination is too risky for McDermott, taking into account the combined balance sheet of the two companies. Mr. Hanks also expressed concerns relating to labor-related challenges that he believed could impact the ability to perform the contracts in CB&I’s backlog over the next couple of years, and relating to the availability of quality project management to oversee the performance of the contracts in CB&I’s backlog. In that regard, Mr. Hanks noted his view of the practical difficulty of accurately assessing project management capabilities and controls during the course of public company merger or acquisition discussions. Mr. Hanks stated that these concerns were, to a significant degree, based on his experience as President and Chief Executive Officer of Washington Group International, Inc., during which time that company acquired a business with two significant, fixed-price, lump-sum combined-cycle gas power plant projects in the northeastern region of the United States that Mr. Hanks described as having generated over $2.0 billion in losses that led to Washington Group’s filing for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code.

During the course of discussions regarding the proposed Combination, Mr. Hanks expressed his concerns to McDermott’s management and the other members of the McDermott Board. Mr. Hanks also asked detailed questions of McDermott’s management team, and McDermott’s management, in turn, provided detailed responses and, ultimately, expressed the belief that, based on McDermott’s due diligence and the experience and capabilities of the McDermott management team, the risks related to CB&I’s four significant contracts that have negatively impacted CB&I’s results of operations in recent periods could be managed and that similar problems could be avoided in the future through improved project management. Mr. Hanks stated that he had considered the responses of McDermott’s management, which he felt were complete, as well as the views of other members of the McDermott Board, which he understood and respected. However, those discussions ultimately did not result in Mr. Hanks’ willingness to vote in favor of the transaction.

The other eight members of the McDermott Board considered Mr. Hanks’ concerns over the course of several meetings of the Board of Directors. In particular, the McDermott Board reviewed: (1) in consultation with its legal advisors, the process undertaken by the McDermott Board in considering the various strategic alternatives available to McDermott, including the proposed Combination, continuing as a stand-alone company and other potential business combination, merger or acquisition transactions that had been discussed with McDermott management during the course of the past year; and (2) in consultation with its financial advisors, the strategic, financial and other considerations and risk factors described above. After weighing these various factors, the other eight directors determined to vote in favor of the board approvals and recommendations described above because they believed that, taking all relevant factors into account, the Business Combination Agreement and the Combination were in the best interests of McDermott and its stockholders.

In determining that the Combination is advisable and in the best interests of McDermott’s stockholders, the McDermott Board considered the factors described above as a whole and did not quantify or otherwise assign relative weights to the different factors. The McDermott Board views its recommendation as being based on the totality of the information presented to and considered by it. Individual directors may have given different weights to different factors. Moreover, the foregoing discussion of the reasons for the Combination is not intended to be exhaustive.

Recommendation of the McDermott Board

For the reasons discussed, the McDermott Board has determined that the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are in the best interests of McDermott and its stockholders, has adopted and approved the Business Combination Agreement and the consummation of the transactions contemplated by the Business Combination Agreement, and recommends that stockholders vote “FOR” approval of the McDermott Reverse Stock Split Articles Amendment Resolution, the McDermott Authorized Capital Articles Amendment Resolution and the McDermott Stock Issuance proposal.

Opinions of McDermott’s Financial Advisors

Goldman Sachs & Co. LLC

Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered its opinion, dated December 18, 2017, to the McDermott Board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the 2.47221, or, if the McDermott Reverse Stock Split has occurred prior to the date on which the Exchange Offer Effective Time occurs, 0.82407, shares of McDermott Common Stock to be paid by McDermott Bidco for each share of CB&I Common Stock pursuant to the Combination Agreement was fair from a financial point of view to McDermott.

The full text of the written opinion of Goldman Sachs, dated December 18, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the McDermott Board in connection with its consideration of the Combination. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of McDermott Common Stock should vote with respect to matters related to the Combination, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Business Combination Agreement;

•	the form of the Agreement for the Sale and Purchase of the Shares of Comet Newco Sub attached as Exhibit C to the Business Combination Agreement (the “Share Sale Agreement”);

•	annual reports to shareholders and Annual Reports on Form 10-K of McDermott and CB&I for the five years ended December 31, 2016;

•	the current report on Form 8-K dated April 25, 2017 of McDermott;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of McDermott and CB&I;

•	certain other communications from McDermott and CB&I to their respective stockholders and shareholders;

•	certain publicly available research analyst reports for McDermott and CB&I;

•

certain internal financial analyses and forecasts for CB&I for the year 2017 prepared by CB&I’s management as adjusted to reflect non-GAAP adjustments by the management of McDermott, as approved for Goldman Sachs’ use by McDermott (the “Adjusted CB&I Forecasts”);

•	certain internal financial analyses and forecasts for CB&I for the years 2018 through 2020 prepared by its management, as approved for Goldman Sachs’ use by McDermott (the “CB&I Forecasts”); and

•

certain internal financial analyses and forecasts for McDermott standalone for the years 2018 through 2020 and pro forma for the contemplated transactions and certain financial analyses and forecasts for CB&I (for the years 2021 and 2022), in each case, as prepared by the management of McDermott and approved for Goldman Sachs’ use by McDermott (the “McDermott Forecasts” and, together with the Adjusted CB&I Forecasts and the CB&I Forecasts, the “Forecasts”); certain operating synergies projected by the management of McDermott to result from the contemplated transactions, as approved for Goldman Sachs’ use by McDermott (the “Synergies”); and certain net operating losses (the “CB&I NOLs”) and Cash Tax Step-Up Benefits (the “Cash Tax Step-Up Benefits”) projected by the management of McDermott to result from the contemplated transactions, as approved for Goldman Sachs’ use by McDermott (together, the “Tax Benefits Forecasts”).

Goldman Sachs also held discussions with members of the senior managements of McDermott and CB&I regarding their assessment of the past and current business operations, financial condition and future prospects of CB&I and with the members of senior management of McDermott regarding their assessment of the past and current business operations, financial condition and future prospects of McDermott and the strategic rationale for, and the potential benefits of, the contemplated transactions; reviewed the reported price and trading activity for the McDermott Common Stock and the CB&I Common Stock; compared certain financial and stock market information for McDermott and CB&I with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the engineering and construction industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with McDermott’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with McDermott’s consent that the Forecasts, the Synergies and the Tax Benefits Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of McDermott. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of McDermott or CB&I or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the contemplated transactions will be obtained without any adverse effect on McDermott or CB&I or on the expected benefits of the contemplated transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the parties to the Share Sale Agreement will enter into such agreement in the form attached as an exhibit to the Business Combination Agreement and that the contemplated transactions will be consummated on the terms set forth in the Business Combination Agreement and the Share Sale Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of McDermott to engage in the contemplated transactions or the relative merits of the contemplated transactions as compared to any strategic alternatives that may be available to McDermott; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the 2.47221, or, if the McDermott Reverse Stock Split has occurred prior to the date on which the Exchange Offer Effective Time occurs, 0.82407, shares of McDermott Common Stock to be paid by McDermott Bidco for each share of CB&I Common Stock pursuant to the Business Combination Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Business Combination Agreement, the Share Sale Agreement or the contemplated transactions or any term or aspect of any other agreement or instrument contemplated by the Business Combination Agreement or the Share Sale Agreement or entered into or amended in connection with the contemplated transactions, including the fairness of the contemplated transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of McDermott; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of McDermott or CB&I, or any class of such persons in connection with the contemplated transactions, whether relative to the shares of McDermott Common Stock to be paid by McDermott Bidco pursuant to the Business Combination Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of McDermott Common Stock will trade at any time or as to the impact of the contemplated transactions on the solvency or viability of McDermott or CB&I or the ability of McDermott or CB&I to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the McDermott Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 15, 2017, the last trading day before the date of the public announcement of the contemplated transactions, and is not necessarily indicative of current market conditions.

Historical Exchange Ratio Analysis. Goldman Sachs reviewed the historical trading prices for shares of McDermott Common Stock and shares of CB&I Common Stock over various periods from December 14, 2012 to December 14, 2017, by first dividing the closing price per share of CB&I Common Stock on each trading day during the period by the closing price per share of McDermott Common Stock on the same trading day, and subsequently calculating the average of these daily historical exchange ratios over such periods (referred to in this section as the “average exchange ratio” for such period). Goldman Sachs then calculated the implied ownership of CB&I in the pro forma combined company (the “combined company”), using the number of fully diluted outstanding shares of CB&I Common Stock and shares of McDermott Common Stock, each as provided by the management of McDermott, and using the above exchange ratios for each period. The following table presents the results of these analyses:

Period	Average Exchange Ratio
December 14, 2017 (spot)	2.49x (current)
1-year average	3.23x
3-year average	7.57x
5-year average	8.00x

Period	CB&I Implied Ownership
December 14, 2017 (spot)	47.2%
1-year average	53.0%
3-year average	69.7%
5-year average	73.0%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for McDermott and CB&I to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the marine engineering and construction and oil-weighted engineering and construction industries:

Marine Engineering & Construction Peers (the “Marine E&C Companies”)

•	Aker Solutions ASA

•	Saipem S.p.A.

•	Subsea 7 S.A.

•	TechnipFMC plc

Oil-Weighted Engineering & Construction Peers (the “Oil E&C Companies”)

•	Fluor Corporation

•	Jacobs Engineering Group Inc.

•	KBR, Inc.

Although none of the selected companies is directly comparable to McDermott or CB&I, the companies included were chosen because they are publicly traded companies with operations that, for the purposes of analysis, may be considered similar to certain operations of McDermott and CB&I.

Goldman Sachs calculated and compared various financial multiples and ratios for McDermott and CB&I based on information from publicly available historical data, the Forecasts and certain Institutional Brokers’ Estimate System consensus estimates (“I/B/E/S estimates”) for McDermott and CB&I for the fiscal years ending December 31, 2018 and 2019. Goldman Sachs also calculated and compared various financial multiples and ratios for the Marine E&C Companies and the Oil E&C Companies based on information from publicly available historical data and certain I/B/E/S estimates for the companies for the fiscal years ending December 31, 2018 and 2019. The multiples and ratios were calculated using the applicable closing market prices as of December 14, 2017. CB&I’s multiples and ratios were not adjusted for McDermott management’s projection of negative cash flows for CB&I in the final quarter of 2017.

Goldman Sachs calculated the enterprise value (“EV”) as a multiple of projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar years 2018 and 2019 for McDermott, CB&I, the Marine E&C Companies and the Oil E&C Companies. The following table presents the results of this analysis:

EV / EBITDA
		2018E	2019E
McDermott	Forecasts	7.2x	7.2x
	I/B/E/S Estimates	7.0x	5.8x
CB&I	Forecasts	6.5x	6.5x
	I/B/E/S Estimates	8.8x	7.6x
Median of Marine E&C Companies	I/B/E/S Estimates	6.1x	5.9x
Median of Oil E&C Companies	I/B/E/S Estimates	8.2x	7.2x

Goldman Sachs calculated the price per share of common stock as a multiple of book value per share of common stock for McDermott, CB&I, the Marine E&C Companies and the Oil E&C Companies. The following table presents the results of this analysis:

Price / Book Value
McDermott	1.2x
CB&I	1.6x
Median of Marine E&C Companies	0.9x
Median of Oil E&C Companies	2.1x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on each of CB&I and McDermott on a standalone basis, on the CB&I NOLs, on the combined company (excluding the Cash Tax Step-Up Benefits) and on the Cash Tax Step-Up Benefits.

CB&I Standalone. Using illustrative discount rates ranging from 10.0% to 12.0%, reflecting estimates of CB&I’s weighted average cost of capital, and the Forecasts, Goldman Sachs discounted to present value as of September 30, 2017 (1) projected unlevered free cash flows (calculated as adjusted EBITDA less taxes (but excluding the CB&I NOLs), less increases in net working capital and contract capital, less capital expenditures, less increases in equity investments and less adjustments in certain other balance sheet items) for CB&I for the final quarter of 2017 and for the fiscal years ending December 31, 2018 through December 31, 2022, respectively, and (2) a range of illustrative terminal values for CB&I as of December 31, 2022 derived by applying perpetuity growth rates ranging from 1.0% to 3.0% to a terminal year estimate of the projected unlevered free cash flows (calculated as adjusted EBITDA less taxes (but excluding the CB&I NOLs), less increases in net working capital and contract capital, less capital expenditures, less increases in equity investments and less adjustments in certain other balance sheet items) to be generated by CB&I (which analysis implied a range of implied terminal EBITDA multiples of 5.7x to 9.1x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then derived ranges of illustrative EVs for CB&I by adding the ranges of present values it derived above. Goldman Sachs then subtracted from such range of illustrative EVs the amount of CB&I’s net debt as of September 30, 2017, based on publicly available information, to derive a range of illustrative equity values for CB&I. Goldman Sachs then divided the implied equity values by the amount of fully diluted shares of CB&I Common Stock outstanding as of December 7, 2017, as provided by McDermott management, to derive a range of implied present values per fully diluted outstanding shares of CB&I Common Stock ranging from $14.00 to $32.25.

In addition, using illustrative discount rates ranging from 10.0% to 12.0%, reflecting estimates of CB&I’s weighted average cost of capital, and the Tax Benefits Forecasts, Goldman Sachs discounted to present value as of September 30, 2017 the CB&I NOLs to derive a range of implied present values per fully diluted outstanding shares of CB&I Common Stock of the CB&I NOLs ranging from $2.92 to $3.19.

McDermott Standalone. Using illustrative discount rates ranging from 12.0% to 15.0%, reflecting estimates of McDermott’s weighted average cost of capital, and the Forecasts, Goldman Sachs discounted to present value as of September 30, 2017 (1) projected unlevered free cash flows for McDermott for the final quarter of 2017 and for the fiscal years ending December 31, 2018 through December 31, 2022, respectively, and (2) a range of illustrative terminal values for McDermott as of December 31, 2022 derived by applying perpetuity growth rates ranging from 1.5% to 3.5% to a terminal year estimate of the projected unlevered free cash flows to be generated by McDermott (which analysis implied a range of terminal EBITDA multiples of 4.6x to 7.3x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-

specific inputs, including the company’s target capital structure weightings, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then derived ranges of illustrative EVs for McDermott by adding the ranges of present values it derived above. Goldman Sachs then subtracted from such range of illustrative EVs the amount of McDermott’s net debt as of September 30, 2017, based on publicly available information, to derive a range of illustrative equity values for McDermott. Goldman Sachs then divided the implied equity values by the amount of fully diluted shares of McDermott Common Stock outstanding as of November 30, 2017, as provided by McDermott management, to derive a range of implied present values per fully diluted outstanding shares of McDermott Common Stock ranging from $7.50 to $11.75.

Combined Company (Excluding Cash Tax Step-Up Benefits). Using illustrative discount rates ranging from 11.5% to 13.5%, reflecting estimates of the combined company’s weighted average cost of capital, the Forecasts and the Synergies but excluding the Cash Tax Step-Up Benefits, Goldman Sachs discounted to present value as of September 30, 2017 (1) projected unlevered free cash flows for the combined company for the final quarter of 2017 and for the fiscal years ending December 31, 2018 through December 31, 2022, respectively, and (2) a range of illustrative terminal values for the combined company as of December 31, 2022 derived by applying perpetuity growth rates ranging from 1.5% to 3.5% to a terminal year estimate of the projected unlevered free cash flows to be generated by the combined company (which analysis implied a range of terminal EBITDA multiples of 5.3x to 8.0x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then derived ranges of illustrative EVs for the combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from such range of illustrative EVs the amount of the combined company’s net debt as of September 30, 2017, based on publicly available information, as well as transaction adjustments, to derive a range of illustrative equity values for the combined company. Goldman Sachs then divided the implied equity values by the amount of fully diluted shares of combined company common stock (“combined company shares”) outstanding as of November 30, 2017 and December 7, 2017 for McDermott and CB&I, respectively, as provided by McDermott management (using equity awards outstanding as of November 30, 2017 and December 7, 2017 for McDermott and CB&I, respectively, and the prices per share of McDermott Common Stock and share of CB&I Common Stock implied by the discounted cash flow analyses above), to derive a range of implied present values per fully diluted outstanding combined company share ranging from $8.00 to $13.75.

Cash Tax Step-Up Benefits. Using illustrative discount rates ranging from 11.5% to 13.5%, reflecting estimates of the combined company’s weighted average cost of capital, and the Tax Benefits Forecasts, Goldman Sachs discounted to present value as of September 30, 2017 the Cash Tax Step-Up Benefits to derive a range of implied present values per fully diluted outstanding combined company share of the Cash Tax Step-Up Benefits ranging from $0.53 to $0.48.

In addition, Goldman Sachs then added together the results of the discounted cash flow analyses for the Cash Tax Step-Up Benefits and the combined company (excluding the Cash Tax Step-Up Benefits) to derive a range of implied present values per fully diluted outstanding share of common stock of the combined company plus the Cash Tax Step-Up Benefits ranging from $8.50 to $14.25.

Implied Equity Contribution. Goldman Sachs calculated the relative implied equity contribution of each of McDermott and CB&I to the combined company and the implied exchange ratio, using the CB&I standalone, McDermott standalone and CB&I NOL discounted cash flow analyses described above. The midpoint results of each company’s discounted cash flow analysis resulted in an illustrative equity contribution for McDermott of 51.4% and an implied exchange ratio of 2.63x.

Illustrative Present Value of Future Stock Price Analysis. Goldman Sachs performed an illustrative present value of future stock price analysis on McDermott on a standalone basis and on the combined company.

McDermott Standalone. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of McDermott Common Stock. For the purposes of this analysis, Goldman Sachs applied an illustrative range of EV to one-year forward EBITDA multiples of 5.5x to 7.5x to the estimated one-year forward EBITDA of McDermott, per the Forecasts, for calendar years 2017 through 2020, respectively. Goldman Sachs then subtracted the book value of McDermott’s debt (excluding non-controlling interests) from, and added the assumed amount of McDermott’s cash and cash equivalents to, in each case as of the relevant year-end per the Forecasts, the illustrative EVs in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end number of fully diluted shares of McDermott Common Stock outstanding, as provided by McDermott management. Goldman Sachs then discounted the values for fiscal years 2017 through 2020, respectively, back to September 30, 2017 using a discount rate of 18.34%, reflecting an estimate of the cost of equity for McDermott. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The following table presents the results of Goldman Sachs’ analysis:

Implied Present Value Per Share of McDermott Common Stock Using Illustrative EV to EBITDA Multiples of 5.5x to 7.5x
2017E	$5.00 - $7.00
2018E	$4.75 - $6.50
2019E	$6.75 - $9.25
2020E	$6.50 - $8.50

Combined Company. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per combined company share. For the purposes of this analysis, Goldman Sachs applied an illustrative range of EV to one-year forward EBITDA multiples of 5.5x to 7.5x to the estimated one-year forward EBITDA of the combined company, per the Forecasts, and the Synergies for the calendar years 2018 through 2020, respectively. Goldman Sachs then subtracted the book value of the combined company’s debt (excluding non-controlling interests) from, and added the assumed amount of the combined company’s cash and cash equivalents to, in each case as of the relevant year-end per the Forecasts, the illustrative EVs in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end number of fully diluted combined company shares outstanding, as provided by McDermott. Goldman Sachs then discounted the values for fiscal years 2018 through 2020, respectively, back to September 30, 2017 using a discount rate of 15.77%, reflecting an estimate of the cost of equity for the combined company. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The following table presents the results of Goldman Sachs’ analysis:

Implied Present Value Per Combined Company Share Using Illustrative EV to EBITDA Multiples of 5.5x to 7.5x
2018E	$5.75 - $9.00
2019E	$8.25 - $12.00
2020E	$8.50 - $12.00

Implied Premia and Multiples Analysis. Goldman Sachs used the exchange ratio under the Business Combination Agreement of 2.47221 shares of McDermott Common Stock (at the closing price per share of McDermott Common Stock as of December 14, 2017) for each share of CB&I Common Stock to calculate an illustrative price per share of CB&I Common Stock of $17.95. Goldman Sachs then calculated (1) the premium (or discount) implied by such illustrative value per share of CB&I Common Stock as compared to the closing price per share of CB&I Common Stock as of December 14, 2017, the closing price per share of CB&I Common Stock as of August 9, 2017, the volume-weighted-average closing price per share of CB&I Common Stock for the 30-day and 60-day periods ended December 14, 2017 and the I/B/E/S Median Target Price per share of CB&I Common Stock as of December 14, 2017 and (2) the illustrative value per share of CB&I Common Stock as a percentage of the 52-week high price per share of CB&I Common Stock as of December 14, 2017. The following table presents the results of Goldman Sachs’ analysis:

Premium / (Discount) to December 14, 2017	(0.6)%
Premium / (Discount) to August 9, 2017	9.9%
Premium / (Discount) to 30-Day Volume-Weighted-Average Price as of December 14, 2017	8.6%
Premium / Discount to 60-Day Volume-Weighted-Average Price as of December 14, 2017	10.2%
Premium / Discount to I/B/E/S Median Target Price for CB&I as of December 14, 2017	5.6%
Percentage of 52-Week High Share Price as of December 14, 2017	49.9%

Goldman Sachs then calculated an illustrative EV for CB&I, as implied by the illustrative price per share of CB&I Common Stock of $17.95, as a multiple of CB&I’s EBITDA for the fiscal years ending December 31, 2018 and 2019, based on the Forecasts and I/B/E/S estimates (the “EV / EBITDA multiple”). Goldman Sachs also calculated the EV / EBITDA multiples for McDermott, as implied by the closing price per share of McDermott Common Stock as of December 14, 2017, for the fiscal years ending December 31, 2018 and 2019, using the Forecasts and I/B/E/S estimates, and for the Marine E&C Companies and the Oil E&C Companies (together, the “E&C Companies”), as implied by the closing price per common share as of December 14, 2017, for the fiscal years ending December 31, 2018 and 2019, using I/B/E/S estimates. The following table presents the results of Goldman Sachs’ analysis.

EV / EBITDA Multiple
		2018E	2019E
CB&I	Forecasts	7.1x	7.1x
	I/B/E/S Estimates	9.2x	8.0x
McDermott	Forecasts	7.2x	7.2x
	I/B/E/S Estimates	7.0x	5.8x
Median of E&C Companies	I/B/E/S Estimates	7.8x	6.8x

Goldman Sachs then calculated for the fiscal years ending December 31, 2018 and 2019 the price per share of common stock as a multiple of earnings per share of common stock (the “P/E ratio”), as implied by the illustrative price per share of CB&I Common Stock of $17.95, for CB&I based on the Forecasts and I/B/E/S estimates. Goldman Sachs also calculated, for the fiscal years ending December 31, 2018 and 2019, the P/E ratios, as implied by the closing price per share of common stock as of December 14, 2017, for McDermott, based on the Forecasts and I/B/E/S estimates, and for the E&C Companies, based on I/B/E/S estimates. The following table presents the results Goldman Sachs’ analysis.

P/E Ratio
		2018E	2019E
CB&I	Forecasts	9.3x	9.1x
	I/B/E/S Estimates	9.3x	6.9x
McDermott	Forecasts	21.2x	23.8x
	I/B/E/S Estimates	19.5x	13.7x
Median of E&C Companies	I/B/E/S Estimates	21.4x	18.1x

Illustrative Financial Contribution Analysis. Goldman Sachs performed an illustrative contribution analysis based on estimated future financial metrics, including revenue, EBITDA, EBITDA less capital expenditures (“capex”), and earnings before interest and taxes (“EBIT”), for each of McDermott and CB&I for calendar years 2017 through 2019 and 2022 based on the Forecasts. The analysis does not reflect the Synergies and reflects balance sheet items for McDermott and CB&I as of September 30, 2017, with CB&I’s net debt adjusted to include an additional amount of $323 million at the instruction of McDermott management.

Goldman Sachs performed the illustrative contribution analysis on both an unlevered and an implied levered equity basis. For the purposes of performing this analysis on an unlevered basis, Goldman Sachs calculated the relative size of contribution of each of McDermott and CB&I based on the financial metrics of each company for the calendar years 2017 through 2019 and 2022. For the purposes of performing this analysis on an implied levered equity basis, Goldman Sachs also analyzed the relative size of contribution of each of McDermott and CB&I based on illustrative levered equity values of McDermott and CB&I based on the financial metrics of each company for each of the calendar years 2017 through 2019 and 2022. Goldman Sachs derived the implied levered equity values by combining EVs for McDermott and CB&I, calculating implied blended EV multiples on the combined financial metrics of McDermott and CB&I and then applying those blended multiples to each of McDermott’s and CB&I’s standalone financial metrics to assign a levered equity value to each of McDermott and CB&I. Based on the relative sizes of contribution calculated based on the illustrative levered equity values described above, Goldman Sachs also calculated an implied illustrative exchange ratio for each such relative size of contribution.

The following table presents the results of this analysis:

	Implied Contribution (Unlevered)		Implied Equity Contribution (Levered)		Implied Exchange Ratio
	McDermott	CB&I	McDermott	CB&I
Revenue
2017E	30.6%	69.4%	45.4%	54.6%	3.35	x
2018E	30.1%	69.9%	44.5%	55.5%	3.47	x
2019E	37.9%	62.1%	56.9%	43.1%	2.11	x
2022E	44.5%	55.5%	67.4%	32.6%	1.35	x
EBITDA
2017E	NM	NM	100%	0%	NM
2018E	35.9%	64.1%	53.7%	46.3%	2.40	x
2019E	36.1%	63.9%	54.0%	46.0%	2.37	x
2022E	45.6%	54.4%	69.2%	30.8%	1.24	x
EBITDA less Capex
2017E	NM	NM	100%	0%	NM
2018E	31.1%	68.9%	46.1%	53.9%	3.25	x
2019E	28.8%	71.2%	42.5%	57.5%	3.77	x
2022E	42.4%	57.6%	64.0%	36.0%	1.56	x
EBIT
2017E	NM	NM	100%	0%	NM
2018E	30.9%	69.1%	45.8%	54.2%	3.30	x
2019E	29.8%	70.2%	44.0%	56.0%	3.55	x
2022E	44.4%	55.6%	67.2%	32.8%	1.36	x

Selected Precedent Transactions. Goldman Sachs analyzed certain publicly available information relating to the following transactions in the construction and engineering sectors.

Date Announced	Acquirer	Target	Transaction Value (in billions)	LTM EV / EBITDA Multiple
August 2017	Jacobs Engineering Group Inc.	CH2M HILL Companies Ltd.	$3.3	10.1x
April 2017	SNC-Lavalin Group Inc.	WS Atkins plc	$2.7	9.6x
March 2017	John Wood Group PLC	Amec Foster Wheeler plc	$4.0	9.7x
May 2016	FMC Technologies, Inc.	Technip S.A.	$5.5	8.7x
March 2016	Stantec Inc.	MWH Global, Inc.	$0.8	9.5x
December 2015	Fluor Corporation	Stork Holding B.V.	$0.8	7.0x
November 2015	Team, Inc.	Furmanite Corporation	$0.3	~10.0x - 11.0x
August 2015	Kohlberg & Company, L.L.C.	Osmose Utilities Services, Inc.	$0.6	11.0x
August 2014	Court Square Capital Partners	Pike Corporation	$0.6	8.4x
July 2014	ARCADIS N.V.	Hyder Consulting PLC	$0.4	10.5x
July 2014	Aecom Technology Corp.	URS Corp.	$5.8	8.6x
June 2014	SNC-Lavalin Group, Inc.	Kentz Corporation Limited	$1.7	9.6x
February 2014	Amec Plc	Foster Wheeler AG	$3.0	10.5x
September 2013	First Reserve Corporation	Utility Services Associates, Inc.	$0.3	6.3x
April 2013	Kelso & Company	PowerTeam Services, LLC	$0.8	~8.8x
December 2012	Kelso & Company	Power Holdings	$0.4	8.5x
July 2012	CB&I	Shaw Group	$2.7	7.0x
February 2012	URS Corporation	Flint Energy Services Ltd.	$1.5	9.6x
September 2011	Technip S.A.	Global Industries, Ltd	$1.1	NM
March 2010	Willbros Group, Inc.	InfrastruX Group, Inc.	$0.5	14.5x
November 2009	MasTec, Inc.	Precision Pipeline LLC	$0.2	2.8x
September 2009	Quanta Services, Inc.	Price Gregory Services, Incorporated	$0.4	1.9x
October 2008	MasTec Inc.	Wanzek Construction, Inc.	$0.2	3.8x
August 2007	Quanta Services, Inc.	InfraSource Services, Inc.	$1.3	13.1x
November 2006	InfrastruX Group, Inc.	Hawkeye LLC	$0.1	6.2x
May 2006	Tenaska Power Fund, L.P.	InfrastruX Group, Inc.	$0.3	5.6x
May 2004	Grupo Isolux Wat	Corsán Corviam Group	$0.4	11.1x
April 2000	GPU, Inc.	MYR Group Inc.	$0.2	9.5x

Although none of the selected transactions is directly comparable to the contemplated transactions, the target companies in the selected transactions are involved in the construction and engineering industries such that, for purposes of analysis, the selected transactions may be considered similar to the contemplated transactions.

With respect to each of the selected transactions for which relevant information was publicly available, Goldman Sachs calculated the EV of the target company, as implied by the merger value, as a multiple of the target company’s EBITDA, based on publicly available information, for the last 12-month period (“LTM”) prior to the announcement of the merger, or the “LTM EV / EBITDA multiple.” This analysis, the results of which are presented in the table above, resulted in a median LTM EV / EBITDA multiple of 9.5x, a high LTM EV / EBITDA multiple of 14.5x and a low LTM EV/ EBITDA multiple of 1.9x.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to McDermott or CB&I or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the McDermott Board as to the fairness from a financial point of view to McDermott of the 2.47221, or, if the McDermott Reverse Stock Split has occurred prior to the date on which the Exchange Offer Effective Time occurs, 0.82407, shares of McDermott Common Stock to be paid by McDermott Bidco pursuant to the Business Combination Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of McDermott, CB&I, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between McDermott and CB&I and was approved by the McDermott Board. Goldman Sachs provided advice to McDermott during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to McDermott or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the contemplated transactions.

As described above, Goldman Sachs’ opinion to the McDermott Board was one of many factors taken into consideration by the McDermott Board in making its determination to approve the Business Combination Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of McDermott, CB&I, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the contemplated transactions for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to McDermott in connection with, and participated in certain of the negotiations leading to, the contemplated transactions. During the two year period ended December 18, 2017, the Investment Banking Division of Goldman Sachs has not been engaged by McDermott, CB&I or any of their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has received compensation. Goldman Sachs may in the future provide investment banking services to McDermott, CB&I and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The McDermott Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the contemplated transactions. Pursuant to a letter agreement dated December 15, 2017, McDermott engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. The engagement letter between McDermott and Goldman Sachs provides for a transaction fee of $16 million, all of which is contingent upon consummation of the contemplated transactions. In addition, McDermott has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Greenhill & Co., LLC

McDermott has retained Greenhill & Co., LLC (“Greenhill”) as one of its financial advisors in connection with the Combination. As part of Greenhill’s engagement, the McDermott Board requested that Greenhill evaluate the fairness, from a financial point of view, to McDermott of the Exchange Offer Ratio to be paid pursuant to the Business Combination Agreement. At the December 17, 2017 meeting of the McDermott Board held to evaluate the Combination, Greenhill rendered an oral opinion, confirmed by delivery of a written opinion dated as of December 18, 2017, to the effect that, as of such date and subject to and based on the various assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth therein, the Exchange Offer Ratio to be paid pursuant to the Business Combination Agreement was fair, from a financial point of view, to McDermott.

The full text of the written opinion of Greenhill, dated as of December 18, 2017, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Greenhill in rendering its opinion, is attached to this document as Annex C and is incorporated herein by reference. The summary of the Greenhill opinion provided in this document is qualified in its entirety by reference to the full text of the opinion. McDermott stockholders are urged to read the Greenhill opinion carefully and in its entirety. The Greenhill opinion is solely for the information of the McDermott Board, in its capacity as such, and addresses only the fairness, from a financial point of view, to McDermott of the Exchange Offer Ratio to be paid pursuant to the Business Combination Agreement as of the date of the opinion. Greenhill was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision to proceed with or effect the Combination or any related transactions, or the relative merits of the Combination as compared to other potential strategies or transactions that may be available to McDermott. The Greenhill opinion is not intended to be and does not constitute a recommendation to the members of the McDermott Board as to whether they should approve the Combination or the Business Combination Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to how any stockholder should vote on any matter or otherwise act with respect to the Combination.

For purposes of its opinion, Greenhill, among other things:

•	reviewed the draft of the Business Combination Agreement, dated as of December 16, 2017, and certain related documents;

•	reviewed certain publicly available financial statements of each of McDermott and CB&I;

•	reviewed certain other publicly available business, operating and financial information relating to each of McDermott and CB&I;

•

reviewed certain information, including financial forecasts and other financial and operating data concerning McDermott, prepared by the management of McDermott (in this section of this document, such forecasts and other data are referred to as the “McDermott Forecasts”), in each case that the McDermott Board directed Greenhill to utilize for purposes of Greenhill’s analysis;

•

reviewed certain information, including financial forecasts and other financial and operating data concerning CB&I, prepared by the management of CB&I, and including certain estimates made by the management of McDermott (in this section of this document, such forecasts and other data are referred to as the “CB&I Forecasts”), in each case that the McDermott Board directed Greenhill to utilize for purposes of Greenhill’s analysis;

•	discussed the past and present operations and financial condition and the prospects of McDermott with senior executives of McDermott;

•	discussed the past and present operations and financial condition and the prospects of CB&I with senior executives of CB&I and McDermott;

•

reviewed certain information regarding the amount and timing of potential cost efficiencies and certain financial and operational benefits anticipated to result from the Combination prepared by management of McDermott, with input from a management consultation firm retained by McDermott in connection with the Combination, and approved for Greenhill’s use by McDermott (in this section of this document, referred to as the “Synergies”);

•	reviewed the historical market prices and trading activity for McDermott Common Stock and CB&I Common Stock and analyzed their respective implied valuation multiples and historical exchange ratios;

•

compared the trading value of McDermott Common Stock and CB&I Common Stock with values for McDermott Common Stock and CB&I Common Stock, respectively, derived based on certain financial information and the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

•

conducted a sum-of-the-parts analysis for selected businesses of CB&I, derived based on certain financial information and the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

•	analyzed the valuation derived by discounting future unlevered cash flows and a terminal value for each of McDermott and CB&I at discount rates Greenhill deemed appropriate;

•	analyzed the relative contributions of McDermott and CB&I to the pro forma combined business, based upon a number of metrics that Greenhill deemed relevant;

•

participated in discussions and negotiations among representatives of McDermott and its legal advisors and other financial advisors and representatives of CB&I and its legal and financial advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

In arriving at its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with Greenhill for the purposes of its opinion and further relied upon the assurances of the representatives and management of McDermott and CB&I, as applicable, that they were not aware of any facts or circumstances that would make any such information inaccurate, incomplete or misleading. With respect to the McDermott Forecasts and the Synergies, Greenhill assumed that such McDermott Forecasts and Synergies, including the underlying assumptions, were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of McDermott, and Greenhill relied upon the McDermott Forecasts and the Synergies in arriving at its opinion. With respect to the CB&I Forecasts, Greenhill assumed that such CB&I Forecasts, including the underlying assumptions, were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of CB&I and McDermott, and Greenhill relied upon the CB&I Forecasts in arriving at its opinion. Greenhill expressed no opinion with respect to the McDermott Forecasts, the CB&I Forecasts or the Synergies or the assumptions upon which they were based. Greenhill relied upon the assessments of the representatives and management of McDermott and CB&I, as applicable, as to, among other things, (1) the potential tax impacts of the Combination and anticipated tax rates applicable to McDermott and CB&I, (2) the amount and nature of certain CB&I contingent legal liabilities and (3) the amount and nature of certain anticipated CB&I project losses.

In arriving at its opinion, Greenhill made no independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of McDermott or CB&I or any other entity, nor was Greenhill furnished with any such evaluation or appraisal. Greenhill assumed that the Combination will be consummated in accordance with the terms set forth in the final, executed Business Combination Agreement, which Greenhill further assumed was identical in all material respects to the latest draft thereof it reviewed, and without waiver or amendment of any material terms or conditions set forth in the Business Combination Agreement. Greenhill further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Combination will be obtained without any adverse effect on McDermott, CB&I, the Combination or the contemplated benefits of the Combination in any way meaningful to Greenhill’s analysis. Greenhill is not a legal, regulatory, accounting or tax expert and relied on the assessments made by McDermott and CB&I and their respective advisors with respect to such issues. Greenhill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of the written opinion. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

Summary of Greenhill’s Financial Analysis

The following is a summary of the material financial and comparative analyses contained in the presentation that was made by Greenhill to the McDermott Board in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses described represent the relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Greenhill, the tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of Greenhill’s financial analysis.

Selected Comparable Company Analysis

Greenhill performed a whole company comparable company analysis, which compared selected financial information, ratios and multiples for McDermott and CB&I to the corresponding data for publicly traded companies selected by Greenhill. As part of the comparable company analysis, Greenhill also performed a sum-of-the-parts analysis for CB&I, which compared selected financial information, ratios and multiples for CB&I’s technology business, engineering and construction business and fabrication services business to the corresponding data for publicly traded companies selected by Greenhill that had businesses which were comparable to the CB&I businesses analyzed.

The companies used in the McDermott whole company comparison were:

•	John Wood Group PLC;

•	Aker ASA;

•	Fluor Corporation;

•	TechnipFMC plc;

•	Subsea 7 S.A.; and

•	Saipem SPA.

The companies used in the CB&I whole company comparison were:

•	Jacobs Engineering Group Inc.;

•	John Wood Group PLC;

•	WorleyParsons Limited;

•	Tecnicas Reunidas, S.A.;

•	Fluor Corporation;

•	KBR, Inc.;

•	Petrofac Limited; and

•	Maire Tecnimont SpA.

Although none of the selected companies is directly comparable to McDermott or CB&I, Greenhill selected each of the above-listed companies because, among other reasons, they are publicly traded companies with operations or businesses in related sectors or for purposes of analysis may be considered similar or reasonably similar to the operations of McDermott or CB&I, as applicable. However, because of the inherent differences between the business, operations and prospects of McDermott and CB&I and those of the selected companies, Greenhill believed that it was inappropriate to, and therefore did not, rely solely on the numerical results of the selected company analysis. Accordingly, Greenhill also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of McDermott and CB&I and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, revenue mix, profitability levels and degree of operational risk between McDermott and CB&I and the companies included in the selected company analysis. Greenhill also made judgments as to the relative comparability of the various valuation parameters with respect to those companies. Greenhill’s analysis was based on publicly available data and information for the selected companies, including information published by FactSet Research Systems Inc. and public filings, the McDermott Forecasts and the CB&I Forecasts.

For each of the selected companies, Greenhill compared financial information and reviewed, among other information, the ratio of enterprise value (which we refer to in this section of this document as “EV”) which was calculated as fully diluted equity value derived by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent public filings by the company’s common stock closing share price on December 14, 2017, plus the book value of debt, plus minority interest, less cash and cash equivalents, less investments in unconsolidated affiliates, as a multiple of estimated earnings from operations before interest expense, income taxes and depreciation and amortization (which we refer to in this section of this document as “EBITDA”) for 2018 and 2019. For each of the selected companies, Greenhill also reviewed the ratio of EV as a multiple of EBITDA less capital expenditures, which was calculated as EBITDA less estimated expenses associated with capital expenditures (which we refer to in this section of this document as “EBITDA—Capex”), for 2018 and 2019. The multiple for each company used in the McDermott and CB&I whole company comparisons and the multiple ranges resulting from these analyses are summarized below:

McDermott Comparison
Metric
Company	2018E EV/EBITDA	2019E EV/EBITDA	2018E EV/ EBITDA – Capex	2019E EV/ EBITDA – Capex
John Wood Group PLC	10.4x	8.8x	11.5x	9.8x
Aker ASA	9.5x	8.8x	13.6x	13.8x
Fluor Corporation	9.2x	7.7x	13.0x	10.3x
TechnipFMC plc	6.6x	6.3x	8.5x	8.2x
Subsea 7 S.A.	5.4x	5.4x	8.1x	8.7x
Saipem SPA	5.3x	5.1x	9.0x	9.0x

CB&I Comparison
Metric
Company	2018E EV/EBITDA	2019E EV/EBITDA	2018E EV/ EBITDA – Capex	2019E EV/ EBITDA – Capex
Jacobs Engineering Group Inc.	10.6x	9.5x	11.9x	11.0x
John Wood Group PLC	10.4x	8.8x	11.5x	9.8x
WorleyParsons Limited	10.1x	9.1x	11.4x	10.2x
Tecnicas Reunidas, S.A.	10.1x	6.4x	12.2x	7.3x
Fluor Corporation	9.2x	7.7x	13.0x	10.3x
KBR, Inc.	6.6x	6.2x	7.2x	6.9x
Petrofac Limited	6.2x	7.0x	8.6x	9.3x
RMaire Tecnimont SpA	6.2x	6.0x	6.4x	6.2x

	McDermott Comparison			CB&I Comparison
Metric	Average of Selected Companies	Low	High	Average of Selected Companies	Low	High
2018E EV/EBITDA	7.7x	5.3x	10.4x	8.7x	6.2x	10.6x
2019E EV/EBITDA	7.0x	5.1x	8.8x	7.6x	6.0x	9.5x
2018E EV/EBITDA—Capex	10.6x	8.1x	13.6x	10.3x	6.4x	13.0x
2019E EV/EBITDA—Capex	10.0x	8.2x	13.8x	8.9x	6.2x	11.0x

The average multiples exclude McDermott and CB&I. From these analyses, based on its professional judgment and experience, Greenhill selected the following ranges of multiples it deemed most meaningful for its analysis:

Metric	McDermott Comparison Multiple Range	CB&I Comparison Multiple Range
2018E EV/EBITDA	6.5x-7.5x	6.5x-7.5x
2019E EV/EBITDA	6.5x-7.5x	6.5x-7.5x
2018E EV/EBITDA—Capex	8.5x-9.5x	7.5x-8.5x
2019E EV/EBITDA—Capex	8.5x-9.5x	7.5x-8.5x

Greenhill applied such ranges of multiples to the corresponding McDermott Forecasts and CB&I Forecasts and, as a result, arrived at high and low implied estimated McDermott and CB&I EVs. Greenhill then subtracted net debt to calculate the high and low implied estimated McDermott and CB&I equity values and implied estimated per share values for the McDermott Common Stock and the CB&I Common Stock. Projected net debt amounts as of December 31, 2017 for McDermott and CB&I were $195 million and $2,061 million, respectively, as provided in the McDermott Forecasts and the CB&I Forecasts. The results of these analyses are summarized below:

($ in millions, except per share data)	McDermott				CB&I
	Implied Equity Value		Implied Share Price		Implied Equity Value		Implied Share Price
Metric	Low	High	Low	High	Low	High	Low	High
2018E EV/ EBITDA	$1,836	$2,149	$6.27	$7.34	$1,567	$2,126	$14.93	$20.24
2019E EV/ EBITDA	1,841	2,154	6.29	7.36	1,548	2,103	14.75	20.03
2018E EV/ EBITDA—Capex	1,821	2,058	6.22	7.03	1,877	2,402	17.88	22.87
2019E EV/ EBITDA—Capex	1,570	1,778	5.36	6.07	1,781	2,293	16.96	21.84

Greenhill then used the above implied estimated equity values and implied estimated per share values to calculate for each metric (1) an implied McDermott ownership percentage in the combined business utilizing the high McDermott implied equity value and the low CB&I implied equity value, (2) an implied McDermott ownership percentage in the combined business utilizing the low McDermott implied equity value and the high CB&I implied equity value, (3) an implied exchange ratio utilizing the high McDermott implied equity value and the low CB&I implied equity value and (4) an implied exchange ratio utilizing the low McDermott implied equity value and the high CB&I implied equity value. Greenhill compared these ranges to the proposed Exchange Offer Ratio and resulting pro forma ownership in the combined business. The results of these analyses are summarized below:

	Implied McDermott Ownership Percentage in Combined Business		Implied Exchange Ratio
Metric	High McDermott / Low CB&I	Low McDermott / High CB&I	High McDermott / Low CB&I	Low McDermott / High CB&I
2018E EV/ EBITDA	57.8%	46.4%	2.03393x	3.22615x
2019E EV/ EBITDA	58.2%	46.7%	2.00443x	3.18511x
2018E EV/ EBITDA—Capex	52.3%	43.1%	2.54247x	3.67616x
2019E EV/ EBITDA—Capex	50.0%	40.6%	2.79288x	4.07035x

Sum of the Parts Analysis

The companies used in the CB&I technology business comparison were:

•	Albemarle Corporation;

•	Honeywell International Inc.;

•	WR Grace and Company;

•	PolyOne Corporation;

•	Eastman Chemical Company;

•	Stepan Company;

•	HB Fuller Company;

•	KBR, Inc.; and

•	Maire Tecnimont SpA.

For its analysis of CB&I’s engineering and construction and fabrication services businesses, Greenhill utilized the selected companies included in the CB&I whole company comparison described above under “—Comparable Company Analysis.”

Although none of the selected companies is directly comparable to CB&I’s technology business or CB&I’s engineering and construction and fabrication services businesses, Greenhill selected each of the selected companies because, among other reasons, they are publicly traded companies with operations or businesses that for purposes of analysis may be considered similar or reasonably similar to the operations of CB&I’s technology business or CB&I’s engineering and construction and fabrication services businesses, as applicable. However, because of the inherent differences between the business, operations and prospects of CB&I’s businesses and those of the selected companies, Greenhill believed that it was inappropriate to, and therefore did not, rely solely on the numerical results of the selected company analysis. Accordingly, Greenhill also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of CB&I’s technology business, CB&I’s engineering and construction and fabrication services businesses and the businesses of the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, revenue mix, profitability levels and degree of operational risk between CB&I’s technology business, CB&I’s engineering and construction and fabrication services businesses and the companies included in this analysis. Greenhill also made judgments as to the relative comparability of the various valuation parameters with respect to those companies. Greenhill’s analysis was based on publicly available data and information for the selected companies, including information published by FactSet Research Systems Inc. and public filings, and the CB&I Forecasts.

For each of the selected companies, Greenhill compared financial information and reviewed, among other information, the ratio of EV as a multiple of estimated 2018 EBITDA. The multiples for each company and the multiple ranges resulting from the analysis of the selected companies in the CB&I technology business comparison is summarized below.

Company	Multiple
Albemarle Corporation	14.8x
Honeywell International Inc.	13.5x
WR Grace and Company	10.9x
PolyOne Corporation	10.6x
Eastman Chemical Company	8.5x
Stepan Company	7.5x
HB Fuller Company	7.4x
KBR, Inc.	6.6x
Maire Tecnimont SpA	6.2x

	Average of Selected Companies	Low	High
CB&I technology business	9.6x	6.2x	14.8x

From these analyses, based on its professional judgment and experience, Greenhill selected the following ranges of multiples of EV to estimated 2018 EBITDA for CB&I’s technology business and CB&I’s engineering and construction and fabrication services businesses it deemed most meaningful for its analysis:

	Low	High
CB&I engineering and construction and fabrication services businesses	4.0x	6.0x
CB&I technology business	9.0x	11.0x

Greenhill calculated a range of implied per share prices for CB&I Common Stock by dividing: (1) the sum of the ranges of implied EVs for each of CB&I’s technology business and CB&I’s engineering and construction and fabrication services businesses, plus CB&I’s projected cash balance as of December 31, 2017 as included in the CB&I Forecasts, less CB&I’s projected net debt amount as of December 31, 2017 as included in the CB&I Forecasts; by (2) the number of fully diluted shares of CB&I Common Stock outstanding as of December 7, 2017, as determined by management of CB&I. The following table reflects the reference ranges of multiples and implied EVs calculated by Greenhill in performing this analysis:

($ in millions, except per share amounts)	2018E EBITDA	Multiple		Implied EV
		Low	High	Low	High
CB&I engineering and construction and fabrication services businesses	$321	4.0x	6.0x	$1,284	$1,927
CB&I technology business	237	9.0x	11.0x	2,134	2,608

Implied EV	$558			$3,418	$4,534

Greenhill used the results of the above analyses to calculate a range of implied estimated equity values and estimated per share prices for the CB&I Common Stock. Market data utilized by Greenhill was as of December 14, 2017. Fully diluted shares of CB&I Common Stock outstanding were as of December 7, 2017, as determined by CB&I management. CB&I’s projected net debt amount as of December 31, 2017 was $2,061 million, as provided in the CB&I Forecasts. The following table reflects the high and low implied estimated CB&I equity values and high and low implied estimated per share values for the CB&I Common Stock calculated by Greenhill in performing theses analyses:

($ in millions, except per share amounts)
Implied Equity Value		Implied Share Price
Low	High	Low	High
$1,357	$2,474	$12.93	$23.55

Greenhill then used the above implied estimated equity values and implied estimated per share values for CB&I and the implied estimated equity values and implied estimated per share values calculated for McDermott in the McDermott whole company comparison described above under “—Comparable Company Analysis” for 2018E EV/ EBITDA, to calculate (1) an implied McDermott ownership percentage in the combined business utilizing the high McDermott implied equity value and the low CB&I implied equity value, (2) an implied McDermott ownership percentage in the combined business utilizing the low McDermott implied equity value and the high CB&I implied equity value, (3) an implied exchange ratio utilizing the high McDermott implied equity value and the low CB&I implied equity value and (4) an implied exchange ratio utilizing the low McDermott implied equity value and the high CB&I implied equity value. Greenhill compared these ranges to the proposed Exchange Offer Ratio and resulting pro forma ownership in the combined business. The results of these analyses are summarized below:

Implied McDermott Ownership Percentage in Combined Business		Implied Exchange Ratio
High McDermott / Low CB&I	Low McDermott / High CB&I	High McDermott / Low CB&I	Low McDermott / High CB&I
61.3%	42.6%	1.76175x	3.75365x

Discounted Cash Flow Analysis

Greenhill performed separate discounted cash flow analyses of McDermott and CB&I by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that McDermott and CB&I were projected to generate during the fiscal years ending December 31, 2018 through December 31, 2022. In these analyses, Greenhill utilized projections included in the McDermott Forecasts and the CB&I Forecasts, as applicable. For purposes of the CB&I analysis potential tax savings expected to be realized through the utilization of CB&I’s net operating loss carryforwards on a standalone basis were taken into account based on estimates made by McDermott management. Greenhill calculated terminal values for McDermott and CB&I by applying to McDermott’s and CB&I’s respective standalone unlevered, after-tax free cash flows for the fiscal year ending December 31, 2022 a selected range of perpetuity growth rates of 2.00% to 3.00%. The present values (as of December 31, 2017) of McDermott’s and CB&I’s respective cash $6,698 and terminal values were then calculated using a selected discount rate range of, in the case of McDermott, 12.0% to 14.0%, and, in the case of CB&I, 10.75% to 12.75%.

Greenhill used the results of the discounted cash flow analyses to calculate a range of implied estimated equity values and estimated per share prices for the McDermott Common Stock and the CB&I Common Stock. Market data utilized by Greenhill was as of December 14, 2017. Fully diluted shares of CB&I Common Stock outstanding were as of December 7, 2017, as determined by CB&I management. Fully diluted shares of McDermott Common Stock outstanding were as of November 30, 2017, as determined by McDermott management. Projected net debt amounts as of December 31, 2017 for McDermott and CB&I were $195 million and $2,061 million, respectively, as provided in the McDermott Forecasts and the CB&I Forecasts. The following table reflects the high and low implied estimated McDermott and CB&I equity values and high and low implied estimated per share values for the McDermott Common Stock and the CB&I Common Stock calculated by Greenhill in performing theses analyses:

($ in millions, except per share amounts)
McDermott				CB&I
Implied Equity Value		Implied Share Price		Implied Equity Value		Implied Share Price
Low	High	Low	High	Low	High	Low	High
$2,524	$3,369	$8.62	$11.51	$1,802	$3,185	$17.17	$30.33

Greenhill used the high and low implied estimated McDermott and CB&I equity values and high and low implied estimated per share values for the McDermott Common Stock and the CB&I Common Stock to calculate (1) an implied McDermott ownership percentage in the combined business utilizing the high McDermott implied equity value and the low CB&I equity value, (2) an implied McDermott ownership percentage in the combined business utilizing the low McDermott implied equity value and the high CB&I implied equity value, (3) an implied exchange ratio utilizing the high McDermott implied equity value and the low implied equity value and (4) an implied exchange ratio utilizing the low McDermott implied equity value and the high CB&I implied equity value. Greenhill compared these ranges to the proposed Exchange Offer Ratio and resulting pro forma ownership in the combined business. The results of these analyses are summarized below:

Implied McDermott Ownership Percentage in Combined Business		Implied Exchange Ratio
High McDermott / Low CB&I	Low McDermott / High CB&I	High McDermott / Low CB&I	Low McDermott / High CB&I
65.2%	44.2%	1.49120x	3.51774x

Contribution Analysis

Greenhill performed a contribution analysis, which reviewed the pro forma contributions of each of McDermott and CB&I to the combined business based on certain operational and financial metrics, including estimated revenue, estimated EBITDA and estimated EBITDA—Capex. Estimated implied levered equity contributions were calculated by combining EVs for McDermott and CB&I, then calculating implied estimated blended EV multiples using combined metrics, and applying those multiples to each company’s individual metrics and subtracting each company’s projected net debt as of December 31, 2017. Greenhill’s analysis was based on the McDermott Forecasts and the CB&I Forecasts. Projected net debt amounts as of December 31, 2017 for McDermott and CB&I were $195 million and $2,061 million, respectively, as provided in the McDermott Forecasts and the CB&I Forecasts. Synergies were not included in this analysis.

The computations described above resulted in the following estimates of implied relative equity contributions, pro forma ownership and exchange ratios:

($ in millions)	Implied Relative Equity Contribution (Levered)		Implied Exchange Ratio
	McDermott	CB&I
Revenue
2017E	43.0%	57.0%	3.69561	x
2018E	42.2%	57.8%	3.82454	x
2019E	54.3%	45.7%	2.34530	x
2020E	61.5%	38.5%	1.74329	x
EBITDA
2017E	not meaningful	not meaningful	not meaningful
2018E	51.2%	48.8%	2.65900	x
2019E	51.4%	48.6%	2.63076	x
2020E	61.8%	38.2%	1.72312	x
EBITDA—Capex
2017E	not meaningful	not meaningful	not meaningful
2018E	43.7%	56.3%	3.58723	x
2019E	40.2%	59.8%	4.14896	x
2020E	55.1%	44.9%	2.27437	x

Greenhill compared these implied exchange ratios to the proposed Exchange Offer Ratio.

Precedent Transactions Analysis

Greenhill performed an analysis of selected recent business combinations involving target companies in the engineering and construction industry that in Greenhill’s judgment were relevant for its analysis. This analysis was based on publicly available information, including public filings and investor presentations, and the Capital IQ database. Although Greenhill analyzed the multiples implied by the selected transactions, none of these transactions or associated companies is identical to the Combination, McDermott or CB&I. Accordingly, Greenhill’s analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, the parties involved and the terms of their transactions and other factors that would necessarily affect the implied value of the companies in the selected transactions.

Greenhill reviewed the consideration paid in the transactions and analyzed the EV implied by such consideration as a multiple of last-12-month revenue (for the 12-month period prior to the fiscal quarter in which the transaction was announced) and as a multiple of last-12-month EBITDA (for the 12-month period prior to the fiscal quarter in which the transaction was announced).

The following table identifies the selected transactions reviewed by Greenhill in this analysis and the EVs, EV/last-12-month revenue multiples and EV/last-12-month EBITDA multiples calculated for such transactions:

($ in millions)
Date Announced	Acquiror	Target	EV	EV/ LTM Revenue	EV/ LTM EBITDA
August 2017	Jacobs Engineering Group Inc.	CH2M Hill Companies Ltd.	$3,270	0.74x	10.1x
April 2017	SNC-Lavalin Group Inc.	WS Atkins plc	2,677	1.00x	9.6x
March 2017	John Wood Group PLC	Amec Foster Wheeler plc	4,030	0.61x	9.7x
October 2016	General Electric Company	Baker Hughes Incorporated	31,685	1.95x	11.0x
May 2016	FMC Technologies, Inc.	Technip S.A.	5,489	0.93x	8.7x
March 2016	Stantec Inc.	MWH Global, Inc.	795	0.62x	9.5x
July 2014	Arcadis NV	Hyder Consulting	419	0.84x	10.5x
July 2014	AECOM Technology Corporation	URS Corporation	5,748	0.55x	8.6x
June 2014	SNC-Lavalin Group Inc.	Kentz Corporation Limited	1,689	0.79x	9.6x
February 2014	AMEC plc	Foster Wheeler AG	2,891	0.87x	10.5x
September 2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz	1,100	0.91x	6.6x
July 2012	CB&I	The Shaw Group, Inc.	2,744	0.45x	7.0x
February 2012	URS Corporation	Flint Energy Services Ltd	1,466	0.90x	9.6x
September 2011	Technip S.A.	Global Industries, Ltd.	1,053	1.94x	not meaningful

Using the above results, Greenhill derived reference ranges of multiples paid in the precedent transactions as summarized below:

	EV/LTM Revenue	EV/LTM EBITDA
Mean	0.94x	9.2x
Median	0.85x	9.6x
High	1.95x	11.0x
Low	0.45x	6.6x

General

The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill, but simply describes, in summary form, the material analyses that Greenhill conducted in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Greenhill considered the totality of the factors and analyses performed in determining its opinion. Accordingly, Greenhill believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Greenhill based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Analyses based on forecasts or projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties or their advisors. Accordingly, Greenhill’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, Greenhill’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. In addition, no company or transaction used in Greenhill’s analysis as a comparison is directly comparable to McDermott, CB&I or the Combination. Because these analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, none of McDermott,

CB&I or Greenhill or any other person assumes responsibility if future results are materially different from those forecasts or projections.

The Exchange Offer Ratio to be paid pursuant to the Business Combination Agreement was determined through arms’ length negotiations between McDermott and CB&I and was approved by the McDermott Board. Greenhill provided advice to the McDermott Board during these negotiations. Greenhill did not, however, recommend any specific exchange ratio to McDermott or the McDermott Board or that any specific exchange ratio constituted the only appropriate consideration for the Combination. Greenhill’s opinion did not in any manner address the underlying business decision to proceed with or effect the Combination.

Greenhill’s opinion was approved by Greenhill’s fairness opinion committee.

Greenhill has acted as financial advisor to McDermott in connection with the Combination. During the two years ended December 18, 2017, Greenhill has not been engaged by, performed any services for or received any compensation from McDermott, CB&I or any other parties to the Combination or their respective affiliates, other than amounts that were paid to Greenhill under the letter agreement pursuant to which Greenhill was retained as a financial advisor to McDermott in connection with the Combination.

In connection with the Combination, McDermott has agreed to pay Greenhill a fee of $16 million, of which $3.2 million was paid in connection with the delivery of the opinion and the remainder of which is contingent on completion of the Combination. McDermott has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement.

Greenhill is an internationally recognized investment banking firm regularly engaged in providing financial advisory services in connection with mergers and acquisitions. McDermott selected Greenhill as its financial advisor in connection with the Combination on the basis of Greenhill’s experience in similar transactions, its reputation in the investment community and its familiarity with the engineering and construction business.

Greenhill’s opinion was one of the many factors considered by the McDermott Board in its evaluation of the Combination and should not be viewed as determinative of the views of the McDermott Board with respect to the Combination.

CB&I’s Reasons for the Combination; Recommendation of the CB&I Boards

After careful consideration and consultation with outside legal and financial advisors, the CB&I Boards, in meetings held on December 17, 2017: (1) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by the Business Combination Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by the Business Combination Agreement) are in the best interests of CB&I and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of CB&I and the CB&I group; (2) approved the Business Combination Agreement and CB&I’s execution, delivery and performance of the Business Combination Agreement and the consummation of the transactions contemplated thereby; (3) resolved to recommend approval and adoption by the holders of shares of CB&I Common Stock of the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions; and (4) resolved to support the Exchange Offer and to recommend acceptance of the Exchange Offer by the shareholders of CB&I, in each case upon the terms and subject to the conditions stated in the Business Combination Agreement.

The CB&I Supervisory Board recommends that CB&I stockholders vote:

1.	“FOR” the Articles Amendment Resolution;

2.	“FOR” the Merger Resolution;

3.	“FOR” the Sale Resolutions;

4.	“FOR” the Liquidation Resolutions;

5.	“FOR” the Discharge Resolutions; and

6.	“FOR” the Compensation Resolution.

In evaluating the Combination and the Business Combination Agreement and arriving at its determination, the CB&I Boards consulted with CB&I’s senior management and CB&I’s outside legal and financial advisors and considered a number of substantive factors, both positive and negative, regarding the Combination. The CB&I Boards believe that, taken as a whole, the following factors supported its decision to approve the Combination:

•

Consideration. The value of the consideration to be received by CB&I shareholders in relation to (1) the market prices of CB&I Common Stock prior to the CB&I Boards’ approval of the Business Combination Agreement; (2) the CB&I Boards’ assessment of the value of and viability of CB&I as an independent entity; and (3) the value that could potentially be obtained through, and the viability of, other strategic alternatives available to CB&I.

•

Creation of Fully Vertically Integrated Onshore-Offshore Company. The CB&I Boards considered that the Combination would create a fully vertically integrated onshore-offshore company with a broad engineering, procurement, construction and installation service offering and market-leading technology portfolio.

•

Participation in Potential Upside. The fact that, since CB&I shareholders will receive shares of McDermott Common Stock in exchange for their shares of CB&I Common Stock in the Combination, CB&I shareholders will benefit from an approximately 47% pro forma continuing equity ownership in McDermott (based on share prices of CB&I Common Stock and McDermott Common Stock on December 18, 2017) and have the opportunity to participate in any future earnings or growth of McDermott and future appreciation in the value of McDermott Common Stock following the Combination should they determine to retain the shares of McDermott Common Stock received in the Combination.

•

Expected Cost Synergies. The expectation that the combined business will generate anticipated annualized cost synergies of $250 million by 2019, which CB&I shareholders will benefit from as continuing stockholders of McDermott. The CB&I Boards also considered that there could be no assurance that any particular amount of such synergies would be achieved following completion of the Combination or on the anticipated timeframe.

•

Comparison of Strategic and Financial Alternatives. On August 9, 2017, CB&I entered into amendments to its credit facilities and note purchase agreements with its lenders which required CB&I to commence a process to sell its technology business on a specified, compressed timetable in order to generate capital to repay CB&I’s existing indebtedness. On several occasions in the fall of 2017, the CB&I Boards evaluated carefully, with the assistance of outside legal and financial advisors, the risks and potential benefits associated with a number of strategic or financial alternatives and the potential for stakeholder value associated with those alternatives, including the following:

•

the status of the technology sale process and potential options to address the transaction certainty concerns with respect to certain of the potential bidders for the technology business, including ability to obtain required regulatory approvals, either on a timely basis, or at all, the possibility that some of the potential acquirors might require CB&I to obtain a solvency opinion and the prospects for obtaining such an opinion, the potential need to prepare audited financials for the technology business and financing concerns;

•

the proposals received in the technology sale process, including an evaluation of whether any of the proposals as received would be actionable by CB&I in light of the terms proposed, execution risk, and the likely absence of sufficient financing for CB&I to properly fund its ongoing operations after a sale of the technology business, taking into account results of discussions with and proposals received from potential financing sources, as well as the projected level of CB&I’s indebtedness by the time of a technology sale closing, the projected liquidity and credit needs of CB&I, and that a sale of technology at the proposed valuations would likely be sufficient to repay CB&I’s indebtedness but with little excess to support CB&I’s ongoing liquidity needs;

•

that one of the financing parties that had indicated a potential willingness to provide new financing to CB&I on a standalone basis was no longer interested in participating unless a technology sale was completed, and the other party remained potentially interested but would be unable to provide sufficient liquidity to meet CB&I’s needs on its own;

•

that ultimately the technology sale process did not produce any proposals which were, in the view of the CB&I Boards after discussion and analysis, superior options to the Combination, due in part to the lack of financing options for CB&I to meet its liquidity and operational needs following a technology sale, the likelihood of the technology sale proceeds to repay CB&I’s outstanding indebtedness, and the likelihood of consummation of the technology sale;

•

that the Combination would create more value for CB&I and its stakeholders, taken as a whole, than the technology sale would have, which was likely to benefit first and foremost (if not only), CB&I’s secured creditors; and

•

that the Combination presented the best alternative available to CB&I and all of its stakeholders, and that continuing to actively pursue other strategic alternatives, including a potential technology sale, was likely to jeopardize CB&I’s ability to achieve any of the available alternatives.

As a result, the CB&I Boards, supported by the analysis of CB&I’s legal and financial advisors, concluded that the proposed Combination presented an attractive strategic opportunity for CB&I and its stakeholders and in addition was the best alternative available to CB&I and its stakeholders, due to the expectation of the CB&I Boards that none of the bidders in the technology sale process was able to put forth an actionable proposal that would permit CB&I to continue to operate with sufficient liquidity and credit to fund ongoing operations following a technology sale, and the fact that under the terms of CB&I’s outstanding indebtedness, CB&I would have no choice but to seek bankruptcy protection if it did not enter into an agreement with respect to either the technology sale or the Combination. As part of this discussion, the CB&I Boards considered the fact that CB&I’s efforts to obtain commitments for new financing on a standalone basis that would permit the refinancing of its existing debt had not been successful. Accordingly, the CB&I Boards unanimously determined that the Business Combination Agreement and the Combination were fair to, advisable and in the best interests of CB&I and its business, taking into account the interests of shareholders, creditors, employees and other stakeholders of CB&I and the CB&I group and unanimously approved the Business Combination Agreement and the Combination, with such determination and approval conditioned on confirmation by CB&I management that McDermott had obtained financing commitments in an amount deemed to be sufficient by CB&I management.

•

Uncertainty of Future Common Stock Market Price. The CB&I Boards considered CB&I’s business, assets, financial condition, results of operations, management, competitive position and prospects, as well as current industry, economic and stock and credit market conditions. The CB&I Boards also considered CB&I’s liquidity constraints and the financial covenants contained in the agreements governing CB&I’s outstanding indebtedness. In connection with these considerations, the CB&I Boards considered the attendant risk that, if CB&I completed the technology sale and remained independent, CB&I may not have sufficient liquidity to fund its financial and operational needs, which would have a negative impact on its future stock price.

•

Negotiations with McDermott. The benefits that CB&I and its advisors were able to obtain during its extensive negotiations with McDermott, including negotiating an increase in the Exchange Offer Ratio. The CB&I Boards believed that the consideration reflected in the Business Combination Agreement was the best transaction that could be obtained by CB&I shareholders at the time, and that there was no assurance that a more favorable opportunity would arise later or through any alternative transaction.

•

Fixed Exchange Offer Ratio. The fact that because the Exchange Offer Ratio is a fixed ratio of shares of McDermott Common Stock to shares of CB&I Common Stock, CB&I shareholders will have the opportunity to benefit from any increase in the trading price of shares of McDermott Common Stock between the announcement of the Combination and the completion of the Combination.

•

Financial Advisor’s Financial Analyses and Opinion. The oral opinion of Centerview rendered to the Supervisory Board on December 17, 2017, which was subsequently confirmed by delivery of a written opinion to the CB&I Boards dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of shares of CB&I Common Stock (other than McDermott or its affiliates). For a summary of Centerview’s opinion, please see “—Opinion of CB&I’s Financial Advisor” beginning on page 82.

•

Likelihood of Consummation. The likelihood that the Combination would be completed, in light of, among other things, the nature of the closing conditions, which are minimal and customary, the likelihood of satisfaction of the closing conditions, including the financing condition, the strength of the financial covenants and the likelihood the Combination would be approved by the requisite regulatory authorities.

•

Terms of the Business Combination Agreement. The terms and conditions of the Business Combination Agreement, including (1) the representations, warranties and covenants of the parties, (2) the conditions to the parties’ obligations to complete the Combination and their limited ability to terminate the Business Combination Agreement, (3) the ability of CB&I to specifically enforce the terms of the Business Combination Agreement, (4) the fact that before the CB&I Shareholder Approval is obtained, the CB&I Boards, under certain circumstances, are permitted to discuss and negotiate any unsolicited acquisition proposal, should one be made, and, under certain circumstances, may terminate the Business Combination Agreement to enter into an unsolicited superior acquisition proposal (concurrently with paying a $60 million termination fee to McDermott) and (5) the structure of the Combination, which includes an Exchange Offer which permits CB&I shareholders to exchange their shares of CB&I Common Stock for shares of McDermott Common Stock in a transaction without incurring Dutch Dividend Withholding Tax.

•

Financial Strength of McDermott. The likelihood that McDermott would be able to finance the Combination and the combined business given McDermott’s financial resources, financial profile and the financing commitments that it obtained from Barclays, CACIB, GS, ABN, BTMU, Standard Chartered and HSBC.

•

McDermott’s Business and Management. The results of the due diligence investigation that CB&I senior management conducted with the assistance of its advisors on McDermott with respect to certain matters and capabilities of McDermott and its management, including the historical experience of McDermott’s management in strengthening its financial condition.

•

The Combined Business’ Board and Management. That five persons who are current members of the CB&I Supervisory Board will serve on the McDermott Board of Directors following completion of the Combination and that Patrick Mullen, President and Chief Executive Officer of CB&I, will remain with the combined business for a transition period following the closing of the Combination.

•

Absence of Competing Offers. That CB&I had not received any inquiries concerning alternative whole-company transactions and, in fact, when CB&I approached one of the bidders in the technology sale process regarding a strategic combination in lieu of an acquisition solely of the technology business, the bidder indicated that it was not interested in pursuing a transaction with CB&I other than an acquisition of the technology business. The CB&I Boards also believed that the benefits of soliciting interest from any other potential parties were outweighed by a number of risks, including that such solicitation would jeopardize the proposed transaction with McDermott and/or the technology sale process. The CB&I Boards also observed that, in the event any third party were to seek to make such a proposal, CB&I retained the ability to consider unsolicited proposals after the execution of the Business Combination Agreement until the CB&I Shareholder Approval is obtained and to enter into an agreement with respect to a superior acquisition proposal under certain circumstances (concurrently with terminating the Business Combination Agreement and paying a $60 million termination fee to McDermott).

The CB&I Boards also considered certain potentially negative factors in its deliberations concerning the Combination, including the following:

•

Fixed Exchange Offer Ratio. The fact that because the Exchange Offer Ratio is a fixed ratio of shares of McDermott Common Stock to shares of CB&I Common Stock, CB&I shareholders could be adversely affected by a decrease in the trading price of shares of McDermott Common Stock during the pendency of the Combination, and the fact that the Business Combination Agreement does not provide CB&I with a price-based termination right or other similar protection. The CB&I Boards determined that this structure was appropriate and the risk acceptable in view of factors such as the CB&I Boards’ review of the relative intrinsic values and financial performance of CB&I and McDermott.

•

Possible Failure to Achieve Synergies. The risk that the potential benefits and synergies sought in the Combination will not be realized or will not be realized within the expected time period, the risk associated with the integration by McDermott of CB&I and the fact that the analyses and projections on which the CB&I Boards made their determinations are estimates and therefore uncertain.

•

McDermott Indebtedness. The fact that McDermott will have a significant amount of indebtedness and debt service requirements following the Combination, which could adversely affect McDermott following the Combination by inhibiting McDermott’s business flexibility and imposing significant interest expense, and therefore adversely affect CB&I shareholders as stockholders of McDermott should they determine to retain the shares of McDermott Common Stock received in the Combination.

•

Combination Financing. The risk that, despite the relatively limited conditionality, the debt financing contemplated by the Business Combination Agreement will not be obtained, resulting in McDermott not having sufficient funds to complete the Combination, or McDermott not having sufficient funds to operate following the Combination and the fact that the debt financing is a condition to completion of the Combination.

•

Restrictions on Operation of CB&I’s Business. The requirement that CB&I conduct its business in all material respects in the ordinary course prior to completion of the Combination and subject to specified restrictions unless McDermott provides its prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), which might delay or prevent CB&I from undertaking certain business opportunities that might arise pending completion of the Combination. The CB&I Boards also considered that these restrictions were customary and acceptable.

•

Termination for Superior Proposals. The fact that McDermott retained the ability to consider unsolicited proposals after the execution of the Business Combination Agreement until the McDermott Stockholder Approval is obtained and to enter into an agreement with respect to a superior acquisition proposal under certain circumstances (concurrently with terminating the Business Combination Agreement and paying a $60 million termination fee to CB&I).

•	Other Risks. The risks described under “Cautionary Statement Regarding Forward-Looking Statements” on page 37 and “Risk Factors” beginning on page 27.

The CB&I Boards concluded that the benefits of the transaction to CB&I and its stakeholders outweighed the perceived risks. In view of the wide variety of factors considered, and the complexity of these matters, the CB&I

Boards did not find it practicable to, and did not attempt to, quantify or assign any relative or specific weights to the various factors it considered. Rather, the CB&I Boards viewed the decisions as being based on the totality of the information available to it. In addition, individual members of the CB&I Boards may have given differing weights to different factors.

Opinion of CB&I’s Financial Advisor

On December 17, 2017, Centerview rendered to the CB&I Supervisory Board its oral opinion, subsequently confirmed in a written opinion to the CB&I Boards dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Offer Ratio provided for pursuant to the business combination agreement was fair, from a financial point of view, to the holders of shares of CB&I Common Stock (other than Excluded Shares).

The full text of Centerview’s written opinion, dated December 17, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex D and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex D. Centerview’s financial advisory services and opinion were provided for the information and assistance of the CB&I Boards (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Combination and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, of the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement to the holders of shares of CB&I Common Stock (other than Excluded Shares). Centerview’s opinion did not address any other term or aspect of the Business Combination Agreement or the Combination and does not constitute a recommendation to any shareholder of CB&I or any other person as to how such shareholder or other person should vote with respect to the Combination or otherwise act with respect to the Combination or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Business Combination Agreement dated December 17, 2017, referred to in this section of the document as the “Draft Agreement”;

•	Annual Reports on Form 10-K of CB&I for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

•	Annual Reports on Form 10-K of McDermott for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

•	the Current Report on Form 8-K dated April 25, 2017 of McDermott;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of CB&I;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of McDermott;

•	certain publicly available research analyst reports for CB&I and McDermott;

•	certain other communications from CB&I and McDermott to their respective shareholders or stockholders, as applicable;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of CB&I, including certain financial forecasts, analyses and projections relating to CB&I prepared by management of CB&I and furnished to Centerview by CB&I for purposes of Centerview’s analysis, which are referred to in this section of this document as the “CB&I Forecasts,” and which are collectively referred to in this section of this document as the “CB&I Internal Data”;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of McDermott, including certain financial forecasts, analyses and projections relating to McDermott prepared by management of McDermott and furnished to Centerview by McDermott for purposes of Centerview’s analysis, which are referred to in this section of this document as the “McDermott Forecasts,” and which are collectively referred to in this section of this document as the “McDermott Internal Data”; and

•

certain tax and other cost savings and operating synergies projected by the management of CB&I and the management of McDermott to result from the Combination furnished to Centerview by CB&I for purposes of Centerview’s analysis, which are referred to in this section of this document as the “Synergies”.

Centerview also participated in discussions with members of the senior management and representatives of CB&I and McDermott regarding their assessment of the CB&I Internal Data, the McDermott Internal Data and the Synergies, as appropriate, and the strategic rationale for the Combination. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for CB&I and McDermott and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Combination with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with CB&I’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at CB&I’s direction, that the CB&I Internal Data (including, without limitation, the CB&I Forecasts) and the Synergies were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of CB&I as to the matters covered thereby and, that the McDermott Internal Data (including, without limitation, the McDermott Forecasts) and the Synergies were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of McDermott as to the matters covered thereby, and Centerview relied, at CB&I’s direction, on the CB&I Internal Data, the McDermott Internal Data and the Synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the CB&I Internal Data, the McDermott Internal Data, the Synergies or the assumptions on which they were based. In addition, at CB&I’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of CB&I, McDermott or any other entity, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of CB&I, McDermott or any other entity. Centerview assumed, at CB&I’s direction, that the final executed Business Combination Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview. Centerview also assumed, at CB&I’s direction, that the Combination will be consummated on the terms set forth in the Business Combination Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Combination, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview further assumed, at CB&I’s direction, that the Merger and the related elements of the Combination, taken together, will qualify for U.S. federal income tax purposes as one or more reorganizations with the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Centerview did not evaluate and did not express any opinion as to the solvency, viability or fair value of CB&I, McDermott or any other entity, or the ability of CB&I, McDermott or any other such entity to pay their respective obligations when they come due, or as to the impact of the Combination on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, CB&I’s underlying business decision to proceed with or effect the Combination, or the relative merits of the Combination as compared to any alternative business strategies or transactions that might be available to CB&I or in which CB&I might engage, including, without limitation, a sale of all or a portion of CB&I’s technology and engineered products business. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of shares of CB&I Common Stock (other than Excluded Shares) of the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Business Combination Agreement or the Combination, including, without limitation, the structure or form of the Combination, or any other agreements or arrangements contemplated by the Business Combination Agreement or entered into in connection with or otherwise contemplated by the Combination, including, without limitation, the fairness of the Combination or any other term or aspect of the Combination to, or any consideration to be received in connection therewith by, or the impact of the Combination on, the holders of any other class of securities, creditors or other constituencies of CB&I or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of CB&I or any party, or class of such persons in connection with the Combination, whether relative to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement or otherwise. Centerview’s opinion related to the relative values of CB&I and McDermott. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview did not express any view or opinion as to what the value of shares of McDermott Common Stock actually will be when issued pursuant to the Combination or the prices at which the shares of CB&I Common Stock or shares of McDermott Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Combination. Centerview’s opinion does not constitute a recommendation to any shareholder of CB&I or any other person as to how such shareholder or other person should vote with respect to the Combination or otherwise act with respect to the Combination or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the CB&I Boards (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Combination. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the CB&I Supervisory Board in connection with Centerview’s oral opinion, dated December 17, 2017, and subsequently confirmed in a written opinion to the CB&I Boards dated such date. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of CB&I. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CB&I or any other parties to the Combination. None of CB&I, McDermott, any other party to the Business Combination Agreement or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of CB&I do not purport to be appraisals or reflect the prices at which CB&I may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 15, 2017 (the last trading day before Centerview rendered its opinion) and is not necessarily indicative of current market conditions. In addition, the following financial analyses exclude the potential impact from the McDermott Reverse Stock Split. For purposes of the financial analyses described below, earnings before interest, taxes, depreciation and amortization was calculated treating stock-based compensation as an expense and adjusted for the estimated value of net income attributable to non-controlling interests and certain one-time items, and is referred to in this summary of Centerview’s opinion as “Adjusted EBITDA.” A calendar year ended December 31 is referred to in this summary of Centerview’s opinion as “CY”.

Selected Public Comparable Companies Analysis

Centerview reviewed and compared certain financial information for CB&I and McDermott to corresponding financial information for the following publicly traded companies in the engineering, procurement and construction (referred to in this section of this document as “EPC”) industry, and the offshore oil and gas EPC industry, that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to CB&I and McDermott:

Selected EPC Companies

•	Jacobs Engineering Group Inc.

•	SNC-Lavalin Group Inc.

•	Fluor Corporation

•	Quanta Services Inc.

•	AECOM

•	John Wood Group PLC

•	KBR Inc.

Selected Offshore Oil and Gas EPC Companies

•	TechnipFMC plc

•	Subsea 7 S.A.

•	Saipem S.p.A.

•	Petrofac Limited

•	Aker Solutions ASA

Although none of the selected companies is directly comparable to CB&I or McDermott, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies in the EPC or offshore oil and gas EPC businesses that have certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of CB&I and McDermott. However, because none of the selected companies is exactly the same as CB&I or McDermott, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of CB&I, McDermott and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of December 15, 2017, Centerview calculated, for each selected company, among other things, aggregate enterprise value as a multiple of the estimated Adjusted EBITDA for CY 2018 and CY 2019. Such calculations were performed on a pro forma basis for significant merger and acquisition transactions undertaken by selected companies.

The results of these analyses are summarized below:

Selected EPC Companies	EV/Adj. EBITDA CY 2018E	EV/Adj. EBITDA CY 2019E
Jacobs Engineering Group Inc.	10.3x	9.3x
SNC-Lavalin Group Inc.	10.5x	10.3x
Fluor Corporation	8.4x	7.0x
Quanta Services	8.1x	7.1x
AECOM	9.1x	8.0x
John Wood Group PLC	9.7x	8.3x
KBR Inc.	8.1x	7.6x

Selected Offshore Oil and Gas EPC Companies	EV/Adj. EBITDA CY 2018E	EV/Adj. EBITDA CY 2019E
TechnipFMC plc	6.7x	6.4x
Subsea 7 S.A.	5.2x	5.1x
Saipem S.p.A.	5.3x	5.1x
Petrofac Limited	6.1x	6.9x
Aker Solutions ASA	9.7x	8.9x

	EV/Adj. EBITDA CY 2018E				EV/Adj. EBITDA CY 2019E
	Low	Mean	Median	High	Low	Mean	Median	High
Selected EPC Companies	8.1x	9.2x	9.1x	10.5x	7.0x	8.2x	8.0x	10.3x
Selected Offshore Oil and Gas EPC Companies	5.2x	6.6x	6.1x	9.7x	5.1x	6.5x	6.4x	8.9x

Based on the foregoing analysis, its experience and professional judgment, and other factors Centerview deemed relevant, including historical forward enterprise value to Adjusted EBITDA trading multiples of CB&I and McDermott and of certain of their peers, for purposes of its analysis Centerview selected an enterprise value to CY 2018 estimated Adjusted EBITDA multiple reference range of 6.0x to 8.5x for CB&I and 6.0x to 7.0x for McDermott. Centerview also selected an enterprise value to CY 2019 estimated Adjusted EBITDA multiple reference range of 6.0x to 7.5x for CB&I and 5.75x to 6.75x for McDermott. Using these reference ranges and

CB&I’s estimated Adjusted EBITDA for each corresponding year, as reflected in the CB&I Forecasts, Centerview calculated a range of implied values per share of CB&I common stock of $12.28 to $25.55 for CY 2018 and $12.11 to $20.03 for CY 2019. Using these reference ranges and McDermott’s estimated Adjusted EBITDA for each corresponding year, as reflected in the McDermott Forecasts, Centerview calculated a range of implied values per share of McDermott Common Stock of $5.80 to $6.87 for CY 2018 and $5.55 to $6.62 for CY 2019. Centerview then calculated the ratio of the lowest implied per share price of CB&I Common Stock to the highest implied per share price of McDermott Common Stock and the ratio of the highest implied per share price of CB&I Common Stock to the lowest implied per share price of McDermott Common Stock to derive an implied exchange ratio range of 1.78720x to 4.40294x for CY 2018, and 1.82969x to 3.61000x for CY 2019. Centerview then compared these implied exchange ratios to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

Selected Precedent Transactions Analysis

Centerview performed a selected precedent transactions analysis in which Centerview reviewed publicly available financial terms of the following selected transactions in the EPC industry that Centerview in its professional judgment deemed relevant to consider in relation to CB&I, McDermott and the Combination.

The selected transactions were:

Transaction Announcement	Acquiror	Target	Enterprise Value (billions)
August 2017	Jacobs Engineering Group Inc.	CH2M HILL Companies Ltd.	$3.3
April 2017	SNC-Lavalin Group Inc.	WS Atkins plc	£2.2
March 2017	John Wood Group PLC	Amec Foster Wheeler plc	£3.4
May 2016	Technip S.A.	FMC Technologies, Inc.	$6.5
July 2014	AECOM	URS Corporation	$6.1
June 2014	SNC-Lavalin Group Inc.	Kentz Corporation Ltd.	£1.3
January 2014	Amec Plc	Foster Wheeler AG	$2.9
September 2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz	AUD$1.2
July 2012	Chicago Bridge & Iron Company	The Shaw Group Inc.	$1.9
February 2012	URS Corporation	Flint Energy Services Ltd.	CAD$1.5

No company or transaction used in this analysis is identical or directly comparable to CB&I (as it existed at the time of Centerview’s analysis), McDermott or the Combination. The companies included in the selected transactions listed above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of CB&I and McDermott. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of CB&I, McDermott and the companies included in the selected transaction analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transaction analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies, CB&I and McDermott.

Financial data for the selected transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings and other data sources.

Using publicly available information, Centerview calculated, for each of the selected transactions set forth above, among other things, the enterprise implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s Adjusted EBITDA (generally based on the average Adjusted EBITDA of each target company for the preceding twelve months prior to the transaction announcement, except where such information was not available).

The results of these analyses are summarized below:

Transaction Announcement	Acquiror	Target	EV/Last 12 Month Adj. EBITDA
August 2017	Jacobs Engineering Group Inc.	CH2M HILL Companies Ltd.	10.1x
April 2017	SNC-Lavalin Group Inc.	WS Atkins plc	12.1x
March 2017	John Wood Group PLC	Amec Foster Wheeler plc	10.5x
May 2016	Technip S.A.	FMC Technologies, Inc.	7.6x
July 2014	AECOM	URS Corporation	9.1x
June 2014	SNC-Lavalin Group Inc.	Kentz Corporation(1)	12.3x
January 2014	Amec Plc	Foster Wheeler AG	11.4x
September 2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz	7.2x
July 2012	Chicago Bridge & Iron Company	The Shaw Group Inc.(2)(3)	7.0x
February 2012	URS Corporation	Flint Energy Services Ltd.	11.5x

(1)	Kentz Corporation is presented pro forma for the Valerus Fields Solutions acquisition.
(2)	The Shaw Group Inc. is presented pro forma for the divestiture of its energy and chemical division to Technip.
(3)	Based on fiscal year August 2012E projections.

EV / Last 12 Month Adj. EBITDA
	Low	Average	Median	High
Selected Transactions	7.0x	9.9x	10.3x	12.3x

Based on the foregoing analysis, its experience and professional judgment, and other factors Centerview deemed relevant, for purposes of its analysis Centerview selected an enterprise value to CY 2017 estimated Adjusted EBITDA multiple reference range of 7.0x to 9.0x for each of CB&I and McDermott. Using these reference ranges and CB&I’s CY 2017 estimated Adjusted EBITDA, as reflected in the CB&I Forecasts (and reflecting project chargebacks and pro forma to exclude CB&I’s capital services business which was previously divested), Centerview calculated a range of implied values per share of CB&I Common Stock of $18.63 to $29.55 for CY 2017. Using these reference ranges and McDermott’s CY 2017 estimated Adjusted EBITDA, as reflected in the McDermott Forecasts, Centerview calculated a range of implied values per share of McDermott Common Stock of $8.54 to $11.15 for CY 2017. Centerview then calculated the ratio of the lowest implied per share price of CB&I Common Stock to the highest implied per share price of McDermott Common Stock and the ratio of the highest implied per share price of CB&I Common Stock to the lowest implied per share price of McDermott Common Stock to derive an implied exchange ratio range of 1.67131x to 3.46012x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of CB&I based on the CB&I Forecasts and McDermott based on the McDermott Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing these analyses, Centerview calculated the estimated present value of the standalone unlevered after-tax free cash flows that CB&I and McDermott were each forecasted to generate during the year ending December 31, 2018 through the year ending December 31, 2022. In the case of CB&I, the unlevered free cash flow was adjusted to exclude the cash impact of CB&I’s net operating loss carryforwards, or NOLs. Financial data of CB&I was based on the CB&I Forecasts. Financial data of McDermott was based on the McDermott

Forecasts. The terminal value of CB&I at the end of the forecast period was estimated based on an enterprise value exit multiple range of 6.0x to 8.5x. The terminal value of McDermott at the end of the forecast period was estimated based on an enterprise value exit multiple range of 6.0x to 7.0x. The ranges of exit multiples were estimated by Centerview utilizing its professional judgment and experience, taking into account the relevant company, among other matters, the CB&I Internal Data, the McDermott Internal Data, industry conditions and trends and market expectations regarding long-term real growth of gross domestic product and inflation. The cash flows and terminal values were then discounted to present value (as of December 31, 2017) using discount rates ranging from 9.5% to 10.5% for CB&I and 11.0% to 12.0% for McDermott. These ranges of discount rates were determined based on Centerview’s analysis of CB&I’s and McDermott’s respective weighted average costs of capital. In the case of CB&I, Centerview separately calculated the estimated present value of CB&I’s estimated NOL’s for the years ending December 31, 2018 through December 31, 2028, as reflected in the Forecasts, using a discount rate of 11.5% determined based on Centerview’s analysis of CB&I’s cost of equity. Based on these analyses, Centerview calculated a range of approximate implied enterprise values for each of CB&I and McDermott and implied values per share of CB&I Common Stock of $20.97 to $33.61, and McDermott Common Stock of $9.77 to $11.50. Centerview then calculated the ratio of the highest implied price per share of CB&I Common Stock to the lowest implied price per share of McDermott Common Stock and the ratio of the lowest implied price per share of CB&I Common Stock to the highest implied price per share of McDermott common stock to derive an implied exchange ratio range of 1.82312x to 3.44048x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

In addition, Centerview performed a valuation analysis of the Synergies. Centerview first performed a discounted cash flow analysis of the unlevered-free cash flow the cost and operating synergies reflected in the Synergies (the “Cost Synergies”) were forecasted to generate during the year ending December 31, 2018 through the year ending December 31, 2022. The terminal value of Cost Synergies at the end of the forecast period was estimated based on an enterprise value exit multiple range of 6.0x to 8.5x. This range of exit multiples was estimated by Centerview utilizing its professional judgment and experience, taking into account, among other matters, the combined company, the CB&I Internal Data, the McDermott Internal Data, industry conditions and trends and market expectations regarding long-term real growth of gross domestic product and inflation. These cash flows and terminal values were then discounted to present value (as of December 31, 2017) using discount rates ranging from 9.5% to 10.5%. This range of discount rates was determined based on Centerview’s analysis of the combined company’s weighted average costs of capital after giving effect to the Combination. This analysis indicated a range of approximate net present values of the Cost Synergies. Centerview separately performed a discounted cash flow analysis of the cash flow impact of the tax-related synergies forecasted to result from tax basis step-up associated with the sale of CB&I’s technology business as contemplated by the Business Combination Agreement for the 15-year period following the Combination, as reflected in the Synergies (the “Tax Synergies”). These cash flows were then discounted to present value (as of December 31, 2017) using the discount rates ranging from 9.5% to 10.5%, selected as described above.

Centerview then calculated a value per share of CB&I Common Stock of 47% (reflecting the pro forma ownership of the combined company by current CB&I shareholders contemplated by the Business Combination Agreement) of the mid-point of the value ranges for the Cost Synergies and Tax Synergies calculated above in the immediately preceding paragraph (and subtracting the net present value of CB&I’s standalone U.S. net operating losses anticipated to be utilized in the sale of CB&I’s technology business as contemplated by the Business Combination Agreement) and adding such per share amount to $33.61 (the high end of the implied values per share of CB&I common stock as described in the second paragraph under this subsection “—Discounted Cash Flow Analysis”) to derive an implied synergized value per CB&I share of $39.24. Centerview then calculated a value per share of McDermott Common Stock of 53% (reflecting the pro forma ownership of the combined company by current McDermott shareholders contemplated by the business combination agreement) of the mid-point of the value ranges for the Cost Synergies and Tax Synergies calculated above in the immediately preceding paragraph and adding such per share amount to $11.50 (the high end of the implied values per share of McDermott common stock calculated in the second paragraph under this subsection

“—Discounted Cash Flow Analysis”) to derive an implied synergized value per McDermott share of $15.01. Centerview then calculated the ratio of the implied synergized price per share of CB&I Common Stock of $39.24 to the lowest resulting implied price per share of McDermott Common Stock of $9.77 (calculated as described in the second paragraph under this subsection “—Discounted Cash Flow Analysis”) and the ratio of the lowest resulting implied price per share of CB&I Common Stock of $20.97 (calculated as described in the second paragraph under this subsection “—Discounted Cash Flow Analysis”) to the implied synergized price per share of McDermott common stock of $15.01 to derive an implied exchange ratio range of 1.39742x to 4.01683x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

Other Factors

Centerview noted for the CB&I Boards certain additional factors solely for informational purposes, including, among other things, the following:

•

Relative Contribution Analysis. Centerview performed a relative contribution analysis of CB&I and McDermott in which Centerview reviewed the implied exchange ratio calculated based on relative contributions of CB&I and McDermott to the pro forma combined company’s estimated revenue, Adjusted EBITDA and levered free cash flow (defined as operating cash flow minus capital expenditures), in each case for CY 2017 (estimated CB&I Adjusted EBITDA for CY 2017 also reflects project chargebacks and is pro forma to exclude CB&I’s capital services business which was previously divested), CY 2018 and CY 2019, and in each case on a levered basis (i.e., based on enterprise values as of December 15, 2017 and estimated net debt as of December 31, 2017) based on the CB&I Forecasts and the McDermott Forecasts and excluding the Synergies. These financial metrics were determined based on what Centerview deemed in its professional judgment to be relevant. The implied exchange ratios calculated by Centerview, excluding the Synergies, with respect to the pro forma combined company’s estimated revenue, Adjusted EBITDA and levered free cash flow for CY 2017, CY 2018 and CY 2019, are outlined in the table below. Centerview compared these implied exchange ratios to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x. Centerview noted that contribution analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

Implied Exchange Ratio
Revenue
CY 2017E	3.65822x
CY 2018E	3.78516x
CY 2019E	2.32808x
Adjusted EBITDA
CY 2017E	2.04171x
CY 2018E	2.63775x
CY 2019E	2.60988x
Levered Free Cash Flow(1)
CY 2017E	NM
CY 2018E	NM
CY 2019E	6.31845x

(1)	Levered Free Cash Flow for CY 2017E and CY 2018E is displayed as not meaningful (“NM”) due to negative estimated Free Cash Flow for CB&I in CY 2017 and CY 2018 and McDermott in CY 2017.

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing prices for shares of CB&I Common Stock and shares of McDermott Common Stock for the 52-week period ended December 15, 2017, which reflected low and high implied exchange ratios of 1.71601x to 4.83096x on a per trading day basis. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for shares of CB&I Common Stock in Wall Street research analyst reports publicly available as of December 15, 2017, which indicated the latest available low and high stock price targets for shares of CB&I Common Stock ranging from $9.00 to $25.00 per share of CB&I common stock. Centerview also reviewed stock price targets for shares of McDermott Common Stock in Wall Street research analyst reports publicly available as of December 15, 2017, which indicated the latest available low and high stock price targets for shares of McDermott Common Stock ranging from $6.25 to $10.50 per share of McDermott Common Stock. Centerview then calculated the ratio of such low stock price target for shares of CB&I Common Stock to such high stock price target for shares of McDermott Common Stock and the ratio of such high stock price target for shares of CB&I Common Stock to such low stock price target for shares of McDermott Common Stock to derive an implied exchange ratio range of 0.85714x to 4.00000x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the CB&I Boards in their evaluation of the Combination. Consequently, the analyses described above should not be viewed as determinative of the views of the CB&I Boards or management of CB&I with respect to the Exchange Offer Ratio or as to whether the CB&I Boards would have been willing to determine that a different exchange ratio or consideration was fair. The Exchange Offer Ratio for the Combination was determined through arm’s-length negotiations between CB&I and McDermott. Centerview provided advice to CB&I during these negotiations. Centerview did not, however recommend any specific amount of consideration or a specific exchange ratio to CB&I or the CB&I Boards, or state that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview was engaged to provide certain financial advisory services to CB&I, including strategic advisory services related to the Combination and other matters, and for such services Centerview received from CB&I the compensation described in the last paragraph under this subsection “—General.” In the two years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to McDermott or the affiliates of McDermott party to the Business Combination Agreement, and Centerview did not receive any compensation from McDermott or the affiliates of McDermott party to the Business Combination Agreement. Centerview may provide investment banking and other services to or with respect to CB&I, McDermott, their respective affiliates party to the Business Combination Agreement, or any of their respective affiliates, in the future, for which Centerview may receive compensation. Certain (1) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (2) of Centerview’s affiliates or related investment funds and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, CB&I, McDermott, their respective affiliates party to the Business

Combination Agreement, or any of their respective affiliates, or any other party that may be involved in the Combination.

The Boards of CB&I selected Centerview as their financial advisor in connection with the Combination based on Centerview’s reputation, qualifications and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Combination.

In connection with Centerview’s services as the financial advisor to CB&I, CB&I has agreed to pay Centerview an aggregate fee that is estimated as of the date of this filing to be approximately $45 million, $7 million of which was paid upon the delivery of Centerview’s opinion, $2 million of which was paid upon the execution of the engagement letter between Centerview and CB&I dated August 16, 2017 and the remainder of which is contingent upon, and will be payable upon, consummation of the Combination. In addition, CB&I has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Forward-Looking Financial Information Prepared by McDermott

McDermott does not, as a matter of course, make public forward-looking financial information as to future revenues, earnings, or other results, other than providing estimated ranges of expected earnings and earnings growth as disclosed in regular press releases and investor materials. However, for internal purposes and in connection with the process leading to the Business Combination Agreement, the management of McDermott prepared certain projections of future financial and operating performance of McDermott for the years 2018 through 2022 and a forecast for CB&I for the years 2021 and 2022, based on an extrapolation of the projections prepared by CB&I (the “McDermott Forward-Looking Financial Information”). The McDermott Forward-Looking Financial Information related to McDermott was prepared separately from the McDermott Forward-Looking Financial Information related to CB&I and is not intended to be added together. Adding the two companies’ forward-looking financial information together would not represent the results the combined business would achieve if the Combination is completed. The McDermott Forward-Looking Financial Information was included in this document because McDermott provided such projections to CB&I and to McDermott’s and CB&I’s respective financial advisors in connection with the Business Combination Agreement discussions, or such projections were otherwise relevant to the McDermott Board in evaluating the Combination. However, the McDermott Forward-Looking Financial Information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the McDermott Forward-Looking Financial Information.

The estimates and assumptions underlying the McDermott Forward-Looking Financial Information are inherently uncertain and, though considered reasonable by the management of McDermott, as of the date of the preparation of such McDermott Forward-Looking Financial Information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the McDermott Forward-Looking Financial Information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” of this document and risks identified in other SEC filings that are incorporated by reference in this document. Accordingly, there can be no assurance that the McDermott Forward-Looking Financial Information will be indicative of the future performance of McDermott or CB&I or that actual results will not differ materially from those presented in the McDermott Forward-Looking Financial Information. Inclusion of the McDermott Forward-Looking Financial Information in this document should not be regarded as a representation by any person that the results contained in the McDermott Forward-Looking Financial Information will be achieved. The McDermott Forward-Looking Financial Information should not be relied upon as indicative of future results, and readers of this document are cautioned not to place undue reliance on this information. Further, the inclusion of the McDermott Forward-Looking Financial Information does not constitute an admission or representation by McDermott that this information is material.

Except as may be required by applicable law, McDermott does not intend to update or otherwise revise the McDermott Forward-Looking Financial Information to reflect circumstances existing since the preparation of such McDermott Forward-Looking Financial Information or to reflect the occurrence of unanticipated events, including in the event that any of the underlying assumptions prove to be in error. Furthermore, McDermott does not intend to update or revise the McDermott Forward-Looking Financial Information in this document to reflect changes in general economic or industry conditions.

The McDermott Forward-Looking Financial Information provided by McDermott is not included in this document to induce any stockholder of McDermott or shareholder of CB&I to vote in favor of the proposals at either the McDermott Special Meeting or the CB&I Special General Meeting.

Neither McDermott’s nor CB&I’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the McDermott Forward-Looking Financial Information contained in this document, nor have they expressed any opinion or any other form of assurance on such McDermott Forward-Looking Financial Information or its achievability, and assume no responsibility for, and disclaim any association with, such McDermott Forward-Looking Financial Information.

(in millions)	McDermott Forward-Looking Financial Information
	2018E	2019E	2020E	2021E	2022E
Revenue	$3,010	$3,700	$4,883	$4,889	$5,663
EBITDA[1]	313	313	517	534	652
Free Cash Flow[2]	226	109	247	176	277

	McDermott Projections of CB&I Forward-Looking Financial Information
				2021E	2022E
Revenue				$6,899	$7,069
EBITDA[1]				744	777

(1)

EBITDA, a non-GAAP measure, is defined as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. EBITDA is widely used by investors for valuation and comparing financial performance with the performance of other companies in the industry. McDermott management also uses EBITDA to monitor and compare the financial performance of its operations. EBITDA does not give effect to the cash that must be used to service debt or pay income taxes, and thus does not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, current presentation of EBITDA may not be comparable to similarly titled measures in other companies’ reports. EBITDA should not be considered in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

(2)

Free Cash Flow, a non-GAAP measure, is defined as operating cash flows less capital expenditures plus proceeds from disposal of assets but not including proceeds from disposition of principal business units. In this context, Free Cash Flow was used by management of McDermott to provide additional information with respect to available cash and liquidity. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Free Cash Flow should not be considered in isolation or as a substitute for cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

Using the McDermott Forward-Looking Financial Information and other information provided by McDermott’s management, as approved for Goldman Sachs and Greenhill’s use by McDermott’s management, Goldman Sachs and Greenhill also calculated estimates of unlevered free cash flows for McDermott for the periods Q4 2017 through 2022 equal to (in millions) $(28), $286, $147, $290, $262 and $363, respectively.

The McDermott Forward-Looking Financial Information is included in this document solely because it was made available, in whole or in part, to the McDermott Board, the Management Board of CB&I, the Supervisory Board

of CB&I and McDermott’s financial advisors, Goldman Sachs and Greenhill, in connection with their respective evaluations of the Combination. The McDermott Forward-Looking Financial Information was not prepared with a view toward public disclosure, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information, and does not reflect McDermott’s current outlook.

The McDermott Forward-Looking Financial Information also does not reflect the adoption of ASU 2014-09, Revenue from Contracts with Customers (ASC 606). McDermott adopted the new standard on January 1, 2018 using the modified retrospective approach, applying the new standard only to those contracts that are not substantially complete on the date of initial application. McDermott is currently finalizing its assessment of the impact of this ASU and the amendments on its future Consolidated Financial Statements and related disclosures. The adoption of ASC 606 resulted in the following changes to McDermott’s revenue recognition policy:

•

Unlike in the McDermott Forward-Looking Financial Information, McDermott now measures transfer of control utilizing an input method to measure progress for individual contracts or combinations of contracts based on the total cost of materials, labor, equipment and vessel operating costs and other costs incurred as applicable to each contract. Prior to the adoption of ASC Topic 606, certain costs, such as significant costs for materials and third-party subcontractors, were excluded from McDermott’s cost-to-cost method of measuring progress for revenue recognition, which resulted in the recognition of an asset related to cost incurred in excess of cost recognized.

•

Unlike in the McDermott Forward-Looking Financial Information, variable consideration, including change orders, claims, bonus, incentive fees and liquidated damages or penalties are included in McDermott’s estimated contract revenue at the most likely amount to which McDermott expects to be entitled. McDermott includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Prior to the adoption of ASC Topic 606, in certain circumstances McDermott’s estimated contract revenue was limited to amounts equal to costs expected to be incurred.

Certain Forward-Looking Financial Information Prepared by CB&I

CB&I does not, as a matter of course, make public forward-looking financial information as to future performance, revenues, earnings, or other results, other than providing estimated ranges of expected earnings and earnings growth for periods no longer than four quarters as disclosed in regular press releases and investor materials. However, for internal purposes and in connection with the process leading to the Business Combination Agreement, the management of CB&I prepared certain projections of future financial and operating performance of CB&I for the years 2017 through 2022 (the “CB&I Forward-Looking Financial Information”).

The CB&I Forward-Looking Financial Information were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. GAAP. CB&I provided the CB&I Forward-Looking Financial Information to its financial advisor in connection with the Business Combination Agreement discussions. In addition, CB&I provided the revenue and adjusted EBITDA amounts for 2017 through 2020 included in the CB&I Forward-Looking Financial Information to McDermott and its financial advisors. The inclusion of the CB&I Forward-Looking Financial Information should not be regarded as an indication that the CB&I Boards, CB&I, the McDermott Board, McDermott, or any of their respective financial advisors considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the forward-looking financial information. The summary of the CB&I Forward-Looking Financial Information is not being included in this document to influence the decision of CB&I shareholders whether to vote for the proposals on the agenda at the CB&I Special General Meeting, but is being provided to give

McDermott stockholders access to certain nonpublic information provided to the CB&I Boards, CB&I’s financial advisor, the McDermott Board and McDermott’s financial advisor for purposes of considering and evaluating the Combination.

The CB&I Forward-Looking Financial Information is based on numerous estimates and assumptions that are inherently uncertain and, though considered reasonable by the management of CB&I as of the date of the preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the CB&I Forward-Looking Financial Information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” of this document and risks identified in other SEC filings that are incorporated by reference in this document. Accordingly, there can be no assurance that the CB&I Forward-Looking Financial Information will be indicative of the future performance of CB&I or that actual results will not differ materially from those presented in the CB&I Forward-Looking Financial Information. Inclusion of the CB&I Forward-Looking Financial Information in this document should not be regarded as a representation by any person that the results contained in the CB&I Forward-Looking Financial Information will be achieved. The CB&I Forward-Looking Financial Information should not be relied upon as indicative of future results, and readers of this document are cautioned not to place undue reliance on the CB&I Forward-Looking Financial Information. Further, the inclusion of the CB&I Forward-Looking Financial Information does not constitute an admission or representation by McDermott that this information is material and CB&I has made no representation to McDermott, in the Business Combination Agreement or otherwise, concerning the McDermott Forward-Looking Financial Information.

Except as may be required by applicable law, CB&I does not intend to update or otherwise revise the CB&I Forward-Looking Financial Information to reflect circumstances existing since the preparation of the CB&I Forward-Looking Financial Information or to reflect the occurrence of unanticipated events, including in the event that any of the underlying assumptions prove to be in error. Furthermore, CB&I does not intend to update or revise the CB&I Forward-Looking Financial Information in this document to reflect changes in general economic or industry conditions.

Neither CB&I’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the CB&I Forward-Looking Financial Information contained in this document, nor have they expressed any opinion or any other form of assurance on the CB&I Forward-Looking Financial Information or its achievability, and assume no responsibility for, and disclaim any association with, the CB&I Forward-Looking Financial Information.

The CB&I Forward-Looking Financial Information was prepared separately from the McDermott Forward-Looking Financial Information and the McDermott Forward-Looking Financial Information and CB&I Forward-Looking Financial Information are not intended to be added together. Adding the McDermott Forward-Looking Financial Information and the CB&I Forward-Looking Financial Information together would not represent the results the combined business would achieve if the Combination is completed.

(in millions)		CB&I Forward-Looking Financial Information
	2017E	2018E	2019E	2020E	2021E	2022E
Revenue	$6,847	$6,986	$6,063	$6,600	$6,798	$7,002
Adjusted EBITDA(1)	574	558	555	694	715	736
Unlevered Free Cash Flow(2)	*	(89)	269	483	482	496

(1)

Adjusted EBITDA, a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization, and was calculated treating stock-based compensation as an expense and adjusted for the estimated value of net income attributable to non-controlling interests, the exclusion of the Capital Services business and certain project charges incurred in 2017. In addition, current presentation of EBITDA may not be comparable to similarly titled measures in other companies’ reports. EBITDA should not be considered in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

(2)

Unlevered Free Cash Flow, a non-GAAP measure, is defined as Adjusted Income From Operations less provision for income taxes (excluding the impact of net operating loss carryforwards) plus depreciation and amortization minus the increase in net working capital or plus the decrease in net working capital minus capital expenditures and adjusted for the cash flow impact from equity investment earnings and certain other items. Adjusted Income From Operations, a non-GAAP measure, is defined as Adjusted EBITDA less depreciation and amortization. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Unlevered Free Cash Flow should not be considered in isolation or as a substitute for cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

*	2017E Unlevered Free Cash Flow was not included in the CB&I Forward-Looking Financial Information.

Accounting Treatment

The Combination will be accounted for as a business combination in accordance with Accounting Standards Codification Topic ASC 805, Business Combinations (“ASC 805”), with McDermott treated as the “acquirer” and CB&I treated as the “acquired” company for financial reporting purposes. McDermott will record net tangible and identifiable intangible assets acquired and liabilities assumed from CB&I at their respective fair values as of the Closing Date (as defined herein). Any excess of the purchase price over the fair value of the identifiable net assets of CB&I will be recorded as goodwill.

After completion of the Combination, McDermott’s financial condition and results of operations will reflect CB&I’s balances and results of operations. McDermott’s assets, liabilities and results of operations will not be restated retroactively to reflect the historical financial position or results of operations of CB&I. McDermott’s earnings following the closing of the Combination will reflect acquisition accounting adjustments, including the effects of changes in the carrying values for assets and liabilities on depreciation and amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, McDermott determines tangible or intangible assets (including goodwill) are impaired, McDermott would record an impairment charge at that time.

Interests of Certain Persons in the Combination

McDermott International, Inc.

When considering the recommendation of the McDermott Board that holders of shares of McDermott Common Stock vote in favor of the proposals on the agenda at the McDermott Special Meeting, holders of shares of McDermott Common Stock should be aware that directors and executive officers of McDermott have certain interests in the Combination that may be different from, or in addition to, the interests of McDermott stockholders generally. The McDermott Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Combination, the Business Combination Agreement and the other transactions contemplated thereby, and in making its recommendation that McDermott stockholders vote to approve the proposals. The material interests of directors and executive officers of McDermott are summarized in more detail below.

McDermott Executive Officers

McDermott’s current executive officers for purposes of the discussion below are: (1) David Dickson, President and Chief Executive Officer, (2) Stuart Spence, Executive Vice President and Chief Financial Officer, (3) John Freeman, Senior Vice President, General Counsel and Corporate Secretary, (4) Jonathan Kennefick, Senior Vice President, Project Execution and Delivery, (5) Brian McLaughlin, Senior Vice President, Commercial, (6) Linh Austin, Vice President, Middle East and Caspian, (7) Ian Prescott, Vice President, Asia, (8) Andrew Leys, Vice

President, Human Resources, (9) Chris Krummel, Vice President, Finance and Chief Accounting Officer, and (10) Scott Munro, Vice President, Americas, Europe and Africa. Messrs. Dickson, Spence, McLaughlin, Austin and Munro were named executive officers in McDermott’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by McDermott’s Annual Report on Form 10-K/A filed with the SEC on March 8, 2018 (referred to herein as the “McDermott NEOs”). Liane Hinrichs, also a named executive officer in that report, resigned from the role of Senior Vice President, General Counsel and Corporate Secretary effective August 13, 2017, and retired from McDermott effective December 31, 2017. In connection with her retirement, Ms. Hinrichs’ then-existing equity awards and other benefits will be treated in accordance with the provisions of her separation agreement with McDermott, and she will not receive any severance or enhanced benefits as an executive in connection with the Combination. As a result, unless specifically noted, Ms. Hinrichs has been omitted from the discussion and tables below.

Assumptions

The potential payments in the narrative and tables below are, unless otherwise noted, based on the following assumptions:

•

the relevant price per share of McDermott Common Stock is $6.70, which equals the average closing price of a share of McDermott Common Stock over the five business day period following the first public announcement of the Combination on December 18, 2017 and is the assumed price solely for purposes of the disclosures provided below;

•	the effective time of the Combination is March 19, 2018, which is the latest practicable date prior to the filing of this document with the SEC; and

•	the McDermott NEOs are terminated without “cause” or resign for “good reason,” in either case immediately following the assumed effective time of the Combination on March 19, 2018.

The amounts set forth in the narrative and tables below are estimates of amounts that would be payable to the McDermott executive officers based on multiple assumptions that may or may not actually occur, including the assumptions described above. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a McDermott executive officer may differ materially from the amounts shown in the following table. In particular, no McDermott executive officer is expected to experience a qualifying termination in connection with the Combination.

McDermott Equity Awards

The McDermott Board has determined that the consummation of the transactions contemplated by the Business Combination Agreement will not constitute a change in control within the meaning of McDermott’s benefit plans or agreements, other than the change-in-control agreements that McDermott has with various officers, the terms of which are further described below. However, under the terms of McDermott’s 2016 Long-Term Incentive Plan (the “2016 Plan”), 2014 Long-Term Incentive Plan (the “2014 Plan”) and 2009 Long-Term Incentive Plan (the “2009 Plan”, and collectively with the 2016 Plan and the 2014 Plan, the “Incentive Plans”), a change in control will occur if within one year following the Combination, either: (1) Mr. Dickson ceases to be the chief executive officer of McDermott for any reason (other than as a result of death, disability or voluntary resignation); or (2) the McDermott directors in place at the time of the signing of the Business Combination Agreement cease to constitute a majority of the McDermott Board for any reason (other than as a result of the McDermott director’s death, disability or voluntary resignation). If a change in control occurs under the Incentive Plans, then equity awards granted under the 2009 Plan and 2014 Plan immediately will vest, and awards granted under the 2016 Plan will vest upon a termination of employment without cause or for good reason during the one year period following the change in control. With respect to outstanding awards of 2016 and 2017 performance units, McDermott’s Compensation Committee approved amendments to those award agreements to provide that the target number of performance units will be converted into time-vested restricted stock units vesting on the third anniversary of the original grant date, subject to the other terms and conditions generally consistent with the existing award agreements. An estimate of the amounts potentially payable to each McDermott NEO in respect of his outstanding, unvested equity awards is set forth in the table below. The estimated aggregate amounts payable to McDermott’s executive officers (other than the McDermott NEOs) upon the occurrence of the change in control in respect of their outstanding McDermott equity awards is $596,434 and the estimated aggregate amount that would become payable upon a qualifying termination during the one year following the change in control in respect of his outstanding McDermott equity awards is $1,408,829.

McDermott Change-in-Control Agreements

McDermott has change-in-control agreements with its executive officers, including each of McDermott’s named executive officers, other than Mr. Krummel. Generally, under these agreements, if an executive officer is terminated within one year following a change in control either: (1) by McDermott for any reason other than cause or death or disability; or (2) by the executive officer for good reason, McDermott is required to pay the executive a severance payment equal to a multiple (2.5 for Mr. Dickson, 2 for Messrs. Spence, Freeman, Kennefick and McLaughlin, and 1 for Messrs. Austin and Munro and each other executive officer) of the sum of (a) the executive officer’s base salary and (b) target award under the Executive Incentive Compensation Plan (“EICP”), payable on the 60th day following termination. Any equity awards that are outstanding as of the date of the executive’s termination of employment would be accelerated and paid as of the date 60 days following the termination. In addition to these payments, the executive officer would be entitled to accelerated vesting of any unvested amount credited to the executive’s account under the McDermott Executive Deferred Compensation Plan (“DCP”), as well as various accrued benefits earned through the date of termination, such as earned but unpaid salary, earned but unused vacation and reimbursements. The change-in-control agreements do not provide for excise tax gross-ups. They do, however, provide for the potential reduction in payments to the applicable executive officer to avoid excise taxes if the net after-tax amount to be received by the officer as a result of reducing benefits would be greater as a result. Each executive officer would also be entitled to a prorated target EICP award for the year of his termination, paid on the 60th day following termination. An executive officer’s entitlement to severance benefits under his change-in-control agreement is conditioned on the execution of a waiver and release in favor of McDermott and its affiliates. For purposes of the change-in-control agreements, “cause” generally means: (1) the continued failure of the executive to substantially perform his duties with McDermott after a written demand for substantial performance is delivered to the executive, after which the executive will have 30 days to defend or remedy such failure to substantially perform his duties; (2) the engaging by the executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to McDermott; or (3) the conviction of the executive with no further possibility of appeal for, or plea of guilty or nolo contendere by the executive to, any felony. “Good reason” generally means: (1) a material diminution in the duties or responsibilities of the executive; (2) a material reduction in the executive’s annual salary; (3) the failure by McDermott to continue in effect any compensation plan which is material to the executive’s total compensation, unless a comparable arrangement has been made with respect to such plan, or the failure by McDermott to continue the executive’s participation therein, unless the action by McDermott applies to all similarly situated employees; (4) the failure by McDermott to continue to provide the executive with material benefits in the aggregate that are substantially similar to those enjoyed by the executive under any of McDermott’s pension, savings, life insurance, medical, health and accident, or disability plans if such benefits are material to the executive’s total compensation; (5) the taking of any other action by McDermott which would directly or indirectly materially reduce any of such benefits or deprive the executive of any fringe benefit if such fringe benefit is material to the executive’s total compensation, unless the action by McDermott applies to all similarly situated employees; or (6) a change in the location of the executive’s principal place of employment by more than 50 miles without the executive’s consent. An estimate of the amounts potentially payable under the change-in-control agreements to each McDermott NEO is set forth in the table below. The estimated aggregate amounts potentially payable under the change-in-control agreements (excluding the value of accelerated equity vesting) to each executive officer other than the McDermott NEOs is $4,112,443.

McDermott Retention Program

McDermott’s Compensation Committee approved the McDermott Recognition Program (the “Recognition Program”) for its executive officers, including the McDermott NEOs, to recognize the efforts associated with the Combination to date and to retain the executive officers for a period following the closing of the Combination. The Compensation Committee approved award amounts under the program for the McDermott NEOs as set forth below:

NEO	Award Amount
David Dickson	$1,125,000
Stuart Spence	$637,500
Linh Austin	$385,000
Brian McLaughlin	$431,250
Scott Munro	$350,000

Under the program, 50% of the award amount is payable in cash within 15 days following the date of the closing of the Combination. The remaining 50% of the award amount is payable in cash, if at all, within 15 days following the first anniversary of the Closing Date, provided that at least $62.5 million in cost synergies relating to the Combination (the “Synergies Target”) has been achieved for any fiscal quarter ending after the Closing Date through the first anniversary of the Closing Date. If the Synergies Target has not been met as of the first anniversary of the Closing Date, then no payment will be made and any unpaid portion of the award will be forfeited. If the executive is terminated without cause following the closing of the Combination and prior to the payment of the final installment, the executive will be eligible for a prorated payout if the Synergies Target is met. The estimated aggregate amounts payable to McDermott’s executive officers (other than the McDermott NEOs) in connection with the Recognition Program is $2,102,050.

Continued Service of McDermott Directors and Executive Officers

In addition, six members of the McDermott Board (including Mr. Dickson) are expected to remain members of the Board of Directors following the effective time of the Combination. Mr. Dickson will continue as the President and Chief Executive Officer of McDermott and Mr. Spence will continue as the Executive Vice President and Chief Financial Officer of McDermott.

Combination-Related Compensation for McDermott’s Named Executive Officers

The table below sets forth for each of the McDermott NEOs estimates of the amounts of compensation that are based on or otherwise relate to the Combination. Certain amounts will or may become payable on a qualifying termination of employment following the Combination (i.e., on a “double-trigger” basis). There are no amounts payable to the McDermott NEOs immediately upon the completion of the Combination, absent a termination of employment. However, there are certain amounts that would be paid if, during the one year following the completion of the Combination, either (1) Mr. Dickson ceases to be the chief executive officer of McDermott for any reason (other than as a result of death, disability or voluntary resignation); or (2) the McDermott directors in place at the time of the signing of the Business Combination Agreement cease to constitute a majority of the McDermott Board for any reason (other than as a result of the McDermott director’s death, disability or voluntary resignation), which are described in more detail in the narrative above and tables below.

The amounts shown are, unless otherwise noted, calculated based on the assumptions described under “Assumptions” above and noted in the footnotes below, which may or may not actually occur. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a McDermott NEO may differ materially from the amounts shown in the following table. In particular, no McDermott NEO is expected to experience a qualifying termination in connection with the Combination.

Name	Cash(1)	Equity(2)	Nonqualified Deferred Compensation(3)	Total
Mr. Dickson	$5,499,062	$8,492,966	$88,582	$14,530,610
Mr. Spence	$2,185,490	$2,993,493	$73,676	$5,252,659
Mr. Austin	$797,377	$833,594	$44,976	$1,675,947
Mr. McLaughlin	$1,463,707	$833,594	$47,973	$2,345,274
Mr. Munro	$779,877	$833,594	$48,305	$1,661,776

(1)

The cash payments represent (a) double-trigger payments including both a salary-based severance payment and an EICP-based severance payment, and (b) single trigger payment for 50% of the McDermott NEO’s Recognition Program award, which is payable within fifteen days following the Closing Date. The remaining 50% of the McDermott Recognition Program award potentially payable to each McDermott NEO on the first anniversary of the closing of the Combination ($562,500, $318,750, $192,500, $215,625, and $175,000 for Messrs. Dickson, Spence, Austin, McLaughlin and Munro, respectively) is not included, as the table reflects payments assuming a termination at closing of the Combination (in which case such amounts would not be payable). The salary-based severance payment to be made to Mr. Dickson in connection with a termination following a change in control would be a cash payment equal to 250% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. The severance payment to be made to Messrs. Spence and McLaughlin in connection with a termination following a change in control would be a cash payment equal to 200% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. The severance payment made to Messrs. Austin and Munro in connection with a termination following a change in control would be a cash payment equal to 100% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs.

For a hypothetical termination as of March 19, 2018, the cash severance payment payable in connection with a change in control would be calculated based on the following base salary and target EICP awards.

	Annual Base Salary Severance	Target EICP Award
Mr. Dickson	$900,000	$990,000
Mr. Spence	$510,000	$382,500
Mr. Austin	$350,000	$210,000
Mr. McLaughlin	$375,000	$225,000
Mr. Munro	$350,000	$210,000

Each listed McDermott NEO could receive up to two EICP-based severance payments in connection with a change in control depending on the timing of the termination relative to the payment of an EICP award, as follows:

•

If an EICP award for the year prior to termination is paid to other EICP participants after the date of the McDermott NEO’s termination, the McDermott NEO would be entitled to a cash payment equal to the product of the McDermott NEO’s target EICP percentage (or, if greater, the actual amount of the bonus determined under the EICP for the year prior to termination) and the McDermott NEO’s annual base salary for the applicable period. The cash severance amounts above do not include an amount payable in respect of 2017 EICP awards, as those awards have already been paid.

•	The McDermott NEO would be entitled to a prorated EICP payment based upon the McDermott NEO’s target EICP percentage for the year in which the termination occurs and the number of days in which the

McDermott NEO was employed with McDermott during that year. Based on a hypothetical March 19, 2018 termination, each McDermott NEO would have been entitled to an EICP payment equal to 21.4% of his 2018 target EICP award, calculated based on the target EICP award set forth in the table above.

(2)

The following two paragraphs describe the accelerated vesting provisions applicable to McDermott equity awards under the McDermott change-in-control agreements and the Incentive Plans. The change-in-control agreements and the Incentive Plans contain different definitions of change in control. Consummation of the Combination will constitute a change in control under the McDermott change-in-control agreements. In contrast, a change in control under the Incentive Plans will occur following consummation of the Combination only if certain additional events described below also occur.

Under the terms of the change-in-control agreements, all equity awards that are outstanding as of the date of the McDermott NEO’s qualifying termination of employment would be accelerated and paid as of the date 60 days following such termination. The estimated double-trigger payments reflect the unvested portion of restricted stock units for which vesting would accelerate upon a qualifying termination following the closing of the Combination. A change in control will occur for purposes of the Incentive Plans if within one year following the Combination, either: (1) Mr. Dickson ceases to be the chief executive officer of McDermott for any reason (other than as a result of death, disability or voluntary resignation); or (2) the McDermott directors in place at the time of the signing of the Business Combination Agreement cease to constitute a majority of the McDermott Board for any reason (other than as a result of the McDermott director’s death, disability or voluntary resignation). Unvested awards granted under the 2009 Plan and 2014 Plan would vest upon a change in control and unvested awards under the 2016 Plan would vest if the holder’s employment were terminated other than for cause or by the holder for good reason within one year following a change in control. As a result, although there are no “single-trigger” payments due to the McDermott NEOs upon the closing of the Combination, there may be “single-trigger payments” due to the McDermott NEOs under the Incentive Plans if a change in control (as defined in the Incentive Plans) occurs following the closing of the Combination. The amounts described in this paragraph assume the conversion of outstanding performance share awards into time-based vesting restricted stock units.

The value of each McDermott NEO’s outstanding equity awards under the 2009 Plan and 2014 Plan is: for Mr. Dickson, unvested restricted stock units valued at $5,301,670; for Mr. Spence, unvested restricted stock units valued at $919,059; for Mr. Austin, unvested restricted stock units valued at $530,164; for Mr. McLaughlin, unvested restricted stock units valued at $530,164; and for Mr. Munro, unvested restricted stock units valued at $530,164. The value of each McDermott NEO’s outstanding equity awards under the 2016 Plan is: for Mr. Dickson, unvested restricted stock units valued at $3,641,296; for Mr. Spence, unvested restricted stock units valued at $2,074,434; for Mr. Austin, unvested restricted stock units valued at $303,430; for Mr. McLaughlin, unvested restricted stock units valued at $303,430; and for Mr. Munro, unvested restricted stock units valued at $303,430.

(3)

This double-trigger payment represents the amount of the unvested portion of the McDermott NEO’s balances under the DCP that will vest on the McDermott NEO’s qualifying termination of employment. The amounts reported represent 20% of Mr. Dickson’s, 40% of Mr. Spence’s, 80% of Mr. Austin’s, 60% of Mr. McLaughlin’s and 80% of Mr. Munro’s respective DCP balances as of March 19, 2018 that would become vested on a termination.

Chicago Bridge & Iron Company N.V.

CB&I Named Executive Officers

CB&I’s named executive officers for purposes of this disclosure are: (1) Patrick K. Mullen, President and Chief Executive Officer; (2) Michael S. Taff, Executive Vice President and Chief Financial Officer; (3) James W. Sabin, Executive Vice President of Global Operations Services; (4) Duncan N. Wigney, Executive Vice President of Engineering and Construction; and (5) Daniel M. McCarthy, Executive Vice President of Technology (referred to herein as the “CB&I NEOs”). Philip K. Asherman, former President and Chief Executive Officer,

Luke V. Scorsone, former Executive Vice President, Fabrication Services and Edgar C. Ray, former Executive Vice President, Capital Services were each named executive officers for purposes of CB&I’s 2017 proxy statement but each individual terminated employment with CB&I during fiscal year 2017. Messrs. Asherman, Scorsone and Ray will not receive any additional severance or enhanced benefits in connection with the Combination.

Assumptions

The potential payments quantified in the narrative and tables below are, unless otherwise noted, based on the following assumptions:

•

the effective time of the Combination is March 19, 2018, solely for purposes of this compensation-related disclosure; the executive officers are terminated without “cause” or resign for “good reason,” in either case immediately following the assumed effective time of the Combination;

•	the Exchange Offer Ratio is 2.47221 and the McDermott Reverse Stock Split does not occur prior to the effective time of the Combination;

•

the relevant price per share of McDermott Common Stock is $6.70, which equals the average closing price of a share of McDermott Common Stock over the five business day period following the first public announcement of the Combination on December 18, 2017 and is the assumed price solely for purposes of this compensation-related disclosure; and

•	the relevant price per share of CB&I Common Stock on December 18, 2017 is $17.92, which was the closing price of a share of CB&I Common Stock on such date.

The amounts set forth in the narrative and tables below are estimates of amounts that would be payable to the executive officers based on multiple assumptions that may or may not actually occur, including the assumptions described above. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by an executive officer may differ materially from the amounts shown in the following table.

CB&I Change-in-Control Agreements

Messrs. Mullen, Taff, Sabin, Wigney, McCarthy and two other CB&I executive officers each entered into a change-in-control agreement at or around the time the executive officer was hired or promoted into a role that reports directly to the Chief Executive Officer of CB&I. For purposes of the change-in-control agreements, a change-in-control occurred on December 18, 2017, the date on which the CB&I Supervisory Board approved the Business Combination Agreement and the Combination (the “Change-in-Control Date”). On the Change-in-Control Date, each executive officer fully vested in his or her outstanding, unvested CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards and, for Mr. Wigney, CB&I Options. The CB&I Performance Share Awards vested at 100% of target on the Change-in-Control Date and will be settled in cash upon the closing of the Combination and the CB&I Restricted Stock Unit Awards held by Mr. McCarthy vested on the Change-in-Control Date and will be settled in shares of McDermott Common Stock upon the closing of the Combination, in each case, as described in “Treatment of Equity Awards” beginning on page 117. The estimated value of the benefits provided to each CB&I NEO under the change-in-control agreements on the Change-in-Control Date is set forth in the tables below. The estimated value of the accelerated vesting of equity awards on the Change-in-Control Date is quantified below under “CB&I Equity Awards.” In addition, each CB&I NEO is eligible to receive a target bonus for the year in which the Change-in-Control Date occurred, in two installments: (1) a prorated target bonus was paid on the Change-in-Control Date and (2) the remaining portion of the target bonus was paid in March 2018. The aggregate value of the target annual cash bonuses provided to CB&I’s executive officers (other than the CB&I NEOs) under the change-in-control agreements in respect of fiscal year 2017 is $615,000, which is based on the same assumptions used to calculate the values for the CB&I NEOs in the tables below.

Pursuant to the change-in-control agreements, if, prior to the third anniversary of the Change-in-Control Date, an executive officer’s employment is terminated without cause or the executive officer resigns with good reason, the executive officer would be eligible to receive the following benefits: (1) a prorated bonus for the year of termination, based on the greater of actual performance through the date of the termination and target performance, paid in a lump sum within five days of the termination date, (2) a lump sum cash payment equal to three times the sum of the executive officer’s base salary and target bonus, paid on the six month anniversary of the termination date, with interest, (3) reimbursement of outplacement costs, in an amount not to exceed 20% of the executive officer’s base salary, paid in a lump sum (without interest) on the six month anniversary of the termination date, (4) continued welfare benefits until the third anniversary of the termination date and (5) solely for Messrs. Mullen and McCarthy, family medical benefits until the later of the executive officer’s death or the death of the executive officer’s spouse (on terms and costs similar to active peer employees until the executive officer turns age 65 and on terms and costs similar to retired peer employees thereafter). The estimated value of the benefits that would be payable to each CB&I NEO upon the occurrence of a qualifying termination under the change-in-control agreements is set forth in the tables below. The estimated aggregate value of the benefits that would be payable to CB&I’s executive officers (other than the CB&I NEOs) upon a qualifying termination of employment under the change-in-control agreements is $5,141,001, which is based on the same assumptions used to calculate the values for the CB&I NEOs in the tables below.

For purposes of each change-in-control agreement, “cause” means (1) a conviction of a felony or of a crime involving moral turpitude, or (2) willful or intentional misconduct by the executive officer in the performance of his or her duties under the agreement or willful or intentional breach of the agreement that, in either case, results in material financial detriment, but for purposes of clauses (1) and (2), does not include bad judgment, negligence, actions taken or omissions made in good faith, actions indemnifiable by CB&I, or actions known to CB&I for more than a year before the purported termination. Resignation with “good reason” means the assignment of duties to the executive officer inconsistent with the executive officer’s position, authorities or duties, any diminution or other material adverse changes in the executive’s duties, title reporting requirements or responsibilities, the failure by CB&I to provide the compensation, incentive compensation, work location, plan and other payments, benefits and perquisites called for by the change-in-control agreement, or other breaches of the change-in-control agreement by CB&I, an adverse change in the terms and conditions of the executive’s employment, initiating a termination for cause without completing the termination within 90 days in compliance with the change-in-control agreement, any other purported termination of the executive’s employment not contemplated by the change-in-control agreement, or failure of a successor to assume and perform the change-in-control agreement. The existence of good reason is judged conclusively by the executive unless it is determined by clear and convincing evidence that the executive did not have good reason.

The change-in-control agreements also provide for certain other benefits, including the following: (1) vested amounts accrued under any deferred compensation plan or excess plan will be paid upon the earlier of closing of the Combination or the executive officer’s severance-qualifying termination of employment that occurs during the two years following the closing of the Combination, to the extent such payment is permitted by the terms of the plan and tax code requirements, (2) reimbursement for legal, accounting and other fees incurred by the executive officer to secure the executive officer’s payments under the agreement and (3) during the three years following the Change-in-Control Date, certain guaranteed levels of compensation and benefits, including a guaranteed annual bonus in respect of each annual performance period that ends during the three years following the change-in-control equal to the greater of the executive officers target annual bonus (or, if greater, the target bonus in effect immediately prior to the change-in-control) and the actual bonus payable in respect of the applicable fiscal year. The obligation to pay legal fees of the executive officers is required to be secured by the terms of a letter of credit and escrow arrangement funded in the amount of $2 million.

For each executive officer party to a change-in-control agreement other than Mr. McCarthy, if the executive officer’s merger related payments or benefits are subject to the 20% excise tax under Section 4999 of the tax code, then the executive officer will either receive all such payments and benefits subject to the excise tax or such payments and benefits will be reduced so that the excise tax does not apply, whichever approach yields the best after tax outcome for the executive officer. If Mr. McCarthy is subject to the 20% excise tax under Section 4999 of the Internal Revenue Code, he is eligible to receive a gross-up payment to cover the amount of such taxes pursuant to the terms of his existing change-in-control agreement. CB&I does not provide any other excise tax gross-ups.

Pursuant to the change-in-control agreements, each executive officer is subject to restrictions on competing with CB&I and soliciting CB&I’s employees and customers for one year.

CB&I Equity Awards

Upon the closing of the Combination, outstanding CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards held by CB&I’s executive officers and non-employee directors will be treated as described under “Treatment of Equity Awards” beginning on page 117, except as otherwise noted in this section. With respect to Messrs. Mullen, Taff, Sabin, Wigney and McCarthy and two other CB&I executive officers party to change-in-control agreements, as described under “CB&I Change-in-Control Agreements” above, each of their outstanding, unvested CB&I equity awards vested on the Change-in-Control Date. With respect to CB&I’s executive officers not party to a change-in-control agreement, such executive officer’s special CB&I Restricted Stock Unit Award granted in June 2017 will vest upon the closing of the Combination and such executive officer’s CB&I Restricted Stock Unit Awards that were outstanding as of March 19, 2018 will vest upon a termination without cause (or, for CB&I Restricted Stock Unit Awards granted on or following the Change-in-Control Date, a resignation with good reason).

In accordance with the terms of the Business Combination Agreement, CB&I made annual grants of equity awards in the form of CB&I Restricted Stock Unit Awards to its executive officers (including those party to change-in-control agreements) in February 2018, which will be treated as described under “Treatment of Equity Awards” above and vest, in each case, upon a termination of the executive officer’s employment without cause or resignation with good reason.

The estimated value of the accelerated vesting of equity awards held by the CB&I NEOs is quantified in the table below under “Combination Related Compensation for CB&I’s Named Executive Officers.” The estimated value of the benefits that CB&I’s executive officers (other than the CB&I NEOs) and non-employee directors would, or did, receive in respect of their CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards in connection with the Combination is $3,847,915.

CB&I Retention Program

CB&I may, in consultation with McDermott, implement a retention bonus program. Executive officers of CB&I, other than the executive officers party to change-in-control agreements, may receive retention bonuses in CB&I’s discretion. Prior to the execution of the Business Combination Agreement, CB&I granted retention awards to certain employees. None of the CB&I NEOs have received a retention award. The aggregate value of retention awards granted to CB&I’s executive officers, other than the CB&I NEOs, is $805,834, which will be paid 50% upon the closing of the Combination and 50% on the six month anniversary of the closing of the Combination. If the executive officer is terminated without cause or experiences a constructive termination prior to payment, subject to the executive officer’s execution and non-revocation of a release of claims, the executive officer will receive any unpaid portion of the retention award.

Agreements with Patrick K. Mullen

CB&I and McDermott intend to enter into a letter agreement with Patrick Mullen memorializing the terms of his compensation and benefits following the closing of the Combination. Following the closing of the Combination, Mr. Mullen will cease to hold the title of President and Chief Executive Officer will instead serve as Executive Advisor to the Chief Executive Officer of McDermott, with a base salary of $1,133,000, a target bonus opportunity of 130% of base salary and perquisites provided at the same level and on the same terms as such perquisites are provided today. The amounts payable to Mr. Mullen under his change-in-control agreement will become fully vested and non- forfeitable upon the closing of the Combination and will be paid following his termination of employment for any reason at the times specified in the change in control agreement and in accordance with applicable tax code requirements. All other rights under Mr. Mullen’s change-in-control agreement will remain in effect. Following the closing of the Combination, Mr. Mullen will be eligible to receive customary indemnification rights for his service as a senior executive officer, including coverage under McDermott’s directors’ and officers’ liability policy. In addition, Mr. Mullen was granted an annual CB&I Restricted Stock Unit Award grant in February 2018 with a grant date value of $6.5 million that will accelerate upon a termination of his employment without cause or his resignation with good reason (including ceasing to be Chief Executive Officer following the closing of the Combination).

Indemnification Insurance

Pursuant to the terms of the combination agreement, members of the CB&I Boards and executive officers of CB&I will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the Combination. Such indemnification and insurance coverage is further described in the section entitled “Indemnification and Directors’ and Officers’ Insurance” beginning on page 127.

Combination Related Compensation for CB&I’s Named Executive Officers

The table below sets forth for each of the CB&I NEOs estimates of the amounts of compensation that are based on or otherwise relate to the Combination. Certain payments and benefits will or may become payable on a qualifying termination of employment following the Combination (i.e., on a “double-trigger” basis). Certain other benefits were paid on the Change-in-Control Date or will become payable upon the occurrence of the closing of the Combination (i.e., on a “single-trigger” basis).

Messrs. Asherman, Scorsone and Ray were each named executive officers for purposes of CB&I’s 2017 proxy statement but each such individual terminated employment with CB&I during fiscal year 2017. Messrs. Asherman, Scorsone and Ray will not receive any additional severance or enhanced benefits in connection with the Combination, and thus they have been excluded from the table below. Messrs. Asherman and Scorsone hold outstanding, unvested CB&I Performance Shares that will be treated as described under “Treatment of Equity Awards” upon the closing of the Combination. The estimated aggregate value of the vesting of the CB&I Performance Share awards held by Messrs. Asherman and Scorsone is $4,688,733.

The amounts shown are, unless otherwise noted, calculated based on the assumptions described under “Assumptions” above and noted in the footnotes below, which may or may not actually occur. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a CB&I NEO may differ materially from the amounts shown in the following table.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Patrick K. Mullen Chief Executive Officer	9,562,457	11,378,193	545,080	—	21,485,730

Michael S. Taff Executive Vice President and Chief Financial Officer	4,902,693	6,629,110	202,801	—	11,734,604

James W. Sabin Executive Vice President of Global Operations Services	3,345,026	2,114,745	158,594	—	5,618,365

Duncan N. Wigney Executive Vice President of Engineering and Construction	3,484,549	1,940,521	150,005	—	5,575,075

Daniel M. McCarthy Executive Vice President of Technology	4,401,108	4,254,993	270,735	—	8,926,836

(1)

Cash. Pursuant to the change-in-control agreement, each CB&I NEO is eligible to receive a target bonus for the year in which the Change-in-Control Date occurred, paid in two installments: (1) a prorated target bonus was paid on the Change-in-Control Date and (2) the remaining portion of the target bonus was paid in March 2018. The amount of each CB&I NEO’s 2017 target bonus is reflected in the table above: Mr. Mullen—$1,430,000; Mr. Taff—$633,141; Mr. Sabin—$431,982; Mr. Wigney—$450,000; and Mr. McCarthy—$575,667. Each of the target bonuses is a “single-trigger” benefit contingent upon the occurrence of a change in control.

The cash severance payable to each CB&I NEO is a “double-trigger” benefit contingent upon a termination without cause or resignation with good reason during the three years following the Change-in-Control Date, and consists of the following components: (a) a prorated bonus for the year of termination, based on the greater of actual performance through the date of the termination and target performance and (b) a lump sum cash payment equal to three times the sum of the executive officer’s base salary and target bonus.

Named Executive Officer	Prorated Bonus ($)	Cash Severance Payment ($)
Mr. Mullen	314,757	7,817,700
Mr. Taff	139,360	4,130,192
Mr. Sabin	95,083	2,817,960
Mr. Wigney	99,049	2,935,500
Mr. McCarthy	124,864	3,700,577

For further details regarding the cash payments, please see “CB&I Change-in-Control Agreements” above.

(2)

Equity. On the Change-in-Control Date, each CB&I NEO fully vested in his outstanding, unvested CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards. The vested CB&I Performance Share Awards will be settled in cash upon the closing of the Combination and the vested CB&I Restricted Stock Unit Awards held by Mr. McCarthy (but not the other CB&I NEOs) will be settled in shares of McDermott Common Stock upon the closing of the Combination. The vesting of outstanding, unvested equity awards was a “single-trigger” benefit triggered on the Change-in-Control Date. The amounts in the table below reflect the value of unvested CB&I Options held by Mr. Wigney and unvested

CB&I Restricted Stock Unit Awards held by each CB&I NEO other than Mr. McCarthy that vested as of the Change-in-Control Date, the estimated value of CB&I Performance Share Awards that vested on the Change-in-Control Date, which will be canceled in exchange for cash upon the closing of the Combination, as of the Closing Date, and the value of CB&I Restricted Stock Unit Awards held by Mr. McCarthy that vested on the Change-in-Control Date, which will be cancelled in exchange for shares of McDermott Common Stock upon the closing of the Combination. The amounts below also include $5,832,322, $2,362,545, $908,955, $1,121,602 and $1,991,980 in respect of an annual CB&I Restricted Stock Unit Award granted to Messrs. Mullen, Taff, Sabin, Wigney and McCarthy, respectively, in February 2018, the vesting of which would accelerate upon a termination without cause or for good reason. The vesting of CB&I Restricted Stock Unit Awards granted in February 2018 is a “double-trigger” benefit contingent upon the consummation of the Combination followed by a termination of employment without cause or for good reason. Only Mr. Wigney held unvested CB&I Options as of the Change-in-Control Date. All of Mr. Wigney’s CB&I Options that vested on such date are out-of-the-money.

Named Executive Officer	CB&I Options ($)	CB&I Restricted Stock Unit Awards ($)	CB&I Performance Share Awards ($)
Mr. Mullen	—	9,804,963	1,573,230
Mr. Taff	—	5,162,832	1,466,278
Mr. Sabin	—	1,540,080	574,665
Mr. Wigney	—	1,499,427	441,094
Mr. McCarthy	—	2,989,419	1,265,574

For further details regarding the CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards, please see “CB&I Change-in-Control Agreements”, “CB&I Equity Awards” and “Treatment of Equity Awards” beginning on page 117.

(3)

Perquisites/Benefits. The CB&I NEOs are entitled to the following “double-trigger” benefits upon a termination without cause or resignation with good reason during the three years following the Change-in-Control Date: (a) continued welfare benefits until the third anniversary of the termination date, (b) reimbursement of outplacement costs, in an amount not to exceed 20% of the executive officer’s base salary, and (c) solely for Messrs. Mullen and McCarthy, family medical benefits until the later of the executive officer’s death or the death of the executive officer’s spouse (on terms and costs similar to active peer employees until the executive officer turns age 65 and on terms and costs similar to retired peer employees thereafter). For further details regarding the welfare and outplacement benefits, please see “CB&I Change-in-Control Agreements” above.

Named Executive Officer	Welfare Benefits ($)	Outplacement Benefits ($)
Mr. Mullen	318,480	226,600
Mr. Taff	57,882	144,919
Mr. Sabin	59,718	98,876
Mr. Wigney	47,005	103,000
Mr. McCarthy	140,890	129,845

(4)

Tax Reimbursement. If Mr. McCarthy is subject to the 20% excise tax under Section 4999 of the Internal Revenue Code, he is eligible to receive a gross-up payment to cover the amount of such taxes pursuant to the terms of his existing change in control agreement. Mr. McCarthy is not expected to be subject to the excise tax under Section 4999 of the tax code, although estimated excise tax reimbursements are subject to change based on the actual effective time, date of termination of employment (if any) of the executive officer, interest rates then in effect, and certain other assumptions used in the calculations. The gross-up is a “single-trigger” benefit contingent upon the occurrence of the closing of the Combination. For further details regarding the tax gross up, please see “CB&I Change-in-Control Agreements” above.

Listing of McDermott Common Stock; Delisting and Deregulation of CB&I Common Stock

A condition to completion of the Combination is the approval for listing on the NYSE of all the shares of McDermott Common Stock to be issued in the Combination. McDermott has agreed to use its reasonable best efforts to obtain such approval from the NYSE. CB&I intends to delist the CB&I Common Stock from the NYSE and deregister the CB&I Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Resales of McDermott Common Stock

The shares of McDermott Common Stock to be issued in the Combination will not be subject to any restrictions on transfer existing under the Securities Act, except for any shares issued to any CB&I shareholder who may be deemed to be an “affiliate” of McDermott after the completion of the Combination. This document does not cover resales of McDermott Common Stock by affiliates of McDermott or CB&I.

Regulatory Approvals Related to the Combination

The Combination was subject to review by the Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Under the HSR Act, McDermott and CB&I were required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the Combination. On January 9, 2018, McDermott and CB&I each filed a Premerger Notification and Report Form with the Antitrust Division and the FTC pursuant to the HSR Act. On January 24, 2018, the Premerger Notification Office of the FTC advised McDermott and CB&I that early termination of the HSR Act waiting period had been granted.

The Russian Law on Protection of Competition requires an application for the consent of the Federal Antimonopoly Service of the Russian Federation in connection with the Combination. Once all required documents and information have been provided, there is a 30 calendar-day initial (phase I) investigation period. At its discretion, the Federal Antimonopoly Service may extend the review period by up to two months for an in-depth (phase II) investigation. McDermott filed an application for the consent of the Russian Federal Antimonopoly Service on February 5, 2018. On March 13, 2018, the Federal Antimonopoly Service of the Russian Federation provided clearance with respect to the Combination.

Under the terms of the Business Combination Agreement, McDermott and CB&I have agreed to use (and cause their respective subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions, and do promptly or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Combination and the other transactions contemplated by the Business Combination Agreement as promptly as practicable, including actions to obtain any necessary or advisable consents or approvals from third parties or governmental authorities. The McDermott entities that are parties to the Business Combination Agreement have also agreed to take all such action as may be necessary to resolve such objections, if any, that any governmental antitrust entity may assert under applicable antitrust law with respect to the transactions contemplated by the Business Combination Agreement, and to avoid or eliminate, and minimize the impact of, each impediment under antitrust law that may be asserted by any governmental antitrust entity with respect to the Combination to enable the Combination to occur as soon as reasonably possible, and in no event later than June 18, 2018, or a later date if the Termination Date (as defined below) has been extended. However, the Business Combination Agreement does not require any party to take any action with respect to any of the assets, businesses or product lines of McDermott, CB&I or any of their respective subsidiaries if such action, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (as defined in the Business Combination Agreement) on the business, assets, results of operations or financial condition of McDermott, CB&I and their respective subsidiaries, taken as a whole. If requested by McDermott, CB&I will agree to take any action necessary to facilitate the closing, provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Combination. McDermott also has the obligation to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Business Combination Agreement or the consummation of the transactions contemplated by the Business Combination Agreement. If the Combination has not occurred on or before the Termination Date due to the failure to obtain regulatory clearances, or if an order, decree or ruling in the United States, the Republic of Panama, Russia or the Netherlands permanently prohibits the Exchange Offer or any of the Core Transactions, the Business Combination Agreement may be terminated. See “The Business Combination Agreement—Filings” for more information.

There can be no assurance that the Combination will not be challenged on antitrust or competition grounds or, if a challenge is made, what the outcome would be. The Antitrust Division, the FTC, any U.S. state and other applicable U.S. or non-U.S. regulatory bodies may challenge the Combination on antitrust or competition grounds at any time, including after the termination of the waiting period under the HSR Act or other applicable process, as they may deem necessary or desirable or in the public interest. Accordingly, at any time before or after the completion of the Combination, any such party could take action under the antitrust laws, including, without limitation, by seeking to enjoin the effective time of the Combination or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust or competition laws under certain circumstances.

Other Regulatory Procedures

The Combination may be subject to various regulatory requirements of other municipal, state and federal, domestic or foreign governmental agencies and authorities, including those relating to the offer and sale of securities. McDermott and CB&I are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the Combination.

Litigation Relating to the Combination

In January, February and March 2018, five shareholders of CB&I filed separate lawsuits under the federal securities laws in the United States District Court for the Southern District of Texas challenging the accuracy of the disclosures made in the registration statement to which this document forms a part in connection with the Combination. The cases are captioned (i) McIntyre v. Chicago Bridge & Iron Company N.V., et al., Case No. 4:18-cv-00273 (S.D. Tex.) (the “McIntyre Action”); (ii) The George Leon Family Trust v. Chicago Bridge & Iron Company N.V., et al., Case No. 4:18-cv-00314 (S.D. Tex.) (the “Leon Action”); (iii) Maresh v. Chicago Bridge & Iron Company N.V., et al., Case No. 4:18-cv-00498 (S.D. Tex.) (the “Maresh Action”); (iv) Patel v. Chicago Bridge & Iron Co. N.V., et al., Case No. 4:18-cv-00550 (S.D. Tex.) (the “Patel Action”); and (v) Judd v. Chicago Bridge & Iron Co. N.V., et. al., Case No. 4:18-cv-00799 (S.D. Tex.) (the “Judd Action”). The McIntyre Action, Leon Action, Maresh Action and Judd Action are asserted on behalf of putative classes of CB&I’s public shareholders, while the Patel Action is brought only on behalf of the named plaintiff.

All five actions allege violations of Section 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder based on various alleged omissions of material information from the registration statement to which this document forms a part. The McIntyre Action names as defendants CB&I, each of CB&I’s directors, individually, and certain current and former CB&I officers and employees individually. It seeks to enjoin the Combination, an award of costs and attorneys’ and expert fees, and damages. On February 7, 2018, the plaintiff in the McIntyre Action filed a motion for preliminary injunction seeking to enjoin CB&I from consummating the Combination. The Leon Action names as defendants CB&I, certain subsidiaries of CB&I and McDermott that are parties to the Business Combination Agreement, each of CB&I’s directors, individually, and McDermott as an alleged control person of CB&I. The Leon Action seeks to enjoin the Combination (or, in the alternative, rescission or an award for rescissory damages in the event the Combination is completed), to compel CB&I to issue revised disclosure, and an award of costs and attorneys’ and expert fees. The Maresh Action, which was originally filed in Delaware and voluntarily dismissed without prejudice on February 13, 2018, was re-filed in Texas and currently names as defendants CB&I and each of CB&I’s directors, individually (it previously also named certain current and former CB&I officers and employees, individually). Although originally filed as an individual action, the Maresh Action was refiled as a putative class action in an amended complaint filed on February 26, 2018. The Maresh Action seeks to enjoin the Combination (or, in the alternative, an award for rescissory damages in the event the Combination is completed) and an award of costs and attorneys’ and expert fees. The Patel Action names as defendants CB&I and each of CB&I’s directors, individually. The Patel Action seeks to enjoin the Combination (or, in the alternative, an award for rescissory damages in the event the Combination is completed) and an award of costs and attorneys’ and expert fees. The Judd Action names as defendants CB&I and each of CB&I’s directors individually. The Judd Action seeks to enjoin the Combination (or, in the alternative, an award for rescissory damages in the event the Combination is completed) and an award of costs and attorneys’ and expert fees.

On February 23, 2018, CB&I moved for consolidation of the four then-pending shareholder actions, an order requiring plaintiffs and their counsel to coordinate their efforts, and for appointment of a preliminary lead plaintiff and lead counsel in the putative class actions. On February 26, 2018, the plaintiff in the Maresh Action moved for consolidation of the four pending shareholder actions and for appointment of Maresh as interim lead plaintiff and the law firm of Levi & Korsinsky LLP as lead counsel; on March 1, 2018, that motion was withdrawn. On February 28, 2018, the plaintiff in the Leon Action also moved for consolidation of the four pending shareholder actions and for appointment of Leon as interim lead plaintiff and the law firm of Rigrodsky & Long, P.A. as lead counsel. On March 2, 2018, the Court consolidated the four then-pending actions (all but the Judd Action) and granted the Leon Action plaintiff’s motion as to interim lead plaintiff and lead counsel. On March 9, 2018, the lead plaintiff filed a consolidated amended complaint. On March 16, 2018, defendants moved to dismiss that complaint. Also on March 16, 2018, the lead plaintiff filed a motion for a preliminary injunction.

In addition, on March 15, 2018, after the Judd Action was filed, defendants moved for that case to be consolidated with the other cases. On March 16, 2018, that motion was granted.

Appraisal Rights

Neither CB&I shareholders nor CB&I Newco shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the CB&I Common Stock or CB&I Newco Common Stock in connection with the Exchange Offer or the Core Transactions.

McDermott stockholders are not entitled to appraisal or dissenters’ rights with respect to any of the matters to be considered and voted on at the McDermott Special Meeting.

THE BUSINESS COMBINATION AGREEMENT

The following describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary may not contain all of the information about the Business Combination Agreement that is important to you and is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this document and incorporated herein by reference. McDermott, McDermott Bidco, CB&I and CB&I Newco urge you to read the full text of the Business Combination Agreement before making any decisions regarding the Combination because it is the legal document that governs the Combination.

Representations, Warranties and Covenants in the Business Combination Agreement Are Not Intended to Function or Be Relied Upon as Public Disclosures

In reviewing the Business Combination Agreement, please remember that it is included to provide you with information regarding its terms and neither the Business Combination Agreement nor the summary of its material terms included in this section is intended to provide any factual information about McDermott, McDermott Bidco, CB&I, CB&I Newco or any of their respective subsidiaries or affiliates. The Business Combination Agreement contains representations and warranties by each of the parties to the Business Combination Agreement. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•

have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the Business Combination Agreement, which disclosures are not reflected in the Business Combination Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors.

Moreover, information concerning the subject matter of the representations and warranties, which does not purport to be accurate as of the date of this document, may have changed since the date of the Business Combination Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this document.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of McDermott, McDermott Bidco, CB&I, CB&I Newco or any of their respective subsidiaries or affiliates at the time they were made or otherwise. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in or incorporated by reference into this document, as described in the section titled “Where You Can Find More Information.”

The Combination

Pursuant to the Business Combination Agreement, which was entered into on December 18, 2017, McDermott and CB&I have agreed to combine their businesses through the Exchange Offer followed by a series of transactions (and subject to the terms and conditions of the Business Combination Agreement). The Business Combination Agreement also provides for McDermott to make the Exchange Offer. Accordingly, under the Business Combination Agreement, and subject to the terms and conditions of the Business Combination Agreement, the Combination will occur as follows:

•

McDermott Bidco will launch the Exchange Offer, which is an offer to exchange any and all issued and outstanding shares of CB&I Common Stock for shares of McDermott Common Stock, with the completion of the Exchange Offer to occur prior to the Merger Effective Time;

•

McDermott Technology (2), B.V., McDermott Technology (3), B.V., McDermott Technology (Americas), Inc. and McDermott Technology (US), Inc. will complete the CB&I Technology Acquisition, pursuant to which they will acquire for cash the equity of certain CB&I subsidiaries that own CB&I’s technology business, no later than immediately prior to the Exchange Offer Effective Time;

•	McDermott Bidco will complete the Exchange Offer;

•

CB&I, CB&I Newco and CB&I Newco Sub will complete the Merger, pursuant to which CB&I will merge with and into CB&I Newco Sub, with: (1) CB&I Newco Sub continuing as a wholly owned subsidiary of CB&I Newco; (2) CB&I shareholders that do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer becoming shareholders of CB&I Newco as a result of their shares being exchanged for shares of CB&I Newco; and (3) McDermott Bidco becoming a shareholder of CB&I Newco, as a result of any shares it will have accepted for exchange in the Exchange Offer being exchanged for shares of CB&I Newco;

•

McDermott Bidco and CB&I Newco will complete the Share Sale, as a result of which CB&I Newco Sub will become an indirect wholly owned subsidiary of McDermott through the sale of all of the outstanding shares in the capital of CB&I Newco Sub to McDermott Bidco in exchange for the Exchangeable Note; and

•

CB&I Newco will complete the Liquidation, pursuant to which it will be dissolved and liquidated, and as a result of which former CB&I shareholders who do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer and, as a result of the Merger, become CB&I Newco shareholders, will be entitled to receive, in respect of each former share of CB&I Common Stock, upon completion of the Liquidation, 2.47221 shares of McDermott (“McDermott Common Stock, or, if the McDermott Reverse Stock Split (as defined below) has occurred prior to the date on which the Exchange Offer Effective Time (as defined below) occurs, 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares. The consideration per share of CB&I Common Stock to be received pursuant to the Core Transactions is the same as the Exchange Offer Ratio, except that the receipt of shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation generally will be subject to Dutch Dividend Withholding Tax (see the sections entitled “McDermott Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations” and “Material Tax Consequences of the Combination—Dutch Dividend Withholding Tax” for more information).

The “Core Transactions” consist of the CB&I Technology Acquisition, the Merger, the Share Sale and the Liquidation. The “Combination” consists of the Exchange Offer and the Core Transactions. Each step of the Combination is intended to be completed substantially concurrently, provided that the Liquidation Distribution will occur on the Closing Date (as defined herein) or as soon as practicable thereafter.

Effective Time; Closing Date

We refer to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not withdrawn in the Exchange Offer as the “Exchange Offer Effective Time.” We refer to the date of the closing of the Combination, other than any aspect of the Liquidation that under applicable law or pursuant to the Business Combination Agreement is to occur at a later time, as the “Closing Date.”

The Exchange Offer Effective Time is expected to occur promptly after the satisfaction of the closing conditions specified in the Business Combination Agreement.

Promptly following the Exchange Offer Effective Time, in order to ensure that the Merger becomes effective at midnight Amsterdam time (being either 6:00 p.m., New York City time, or 7:00 p.m., New York City time), on the date the Exchange Offer Effective Time occurs, the Merger will be effectuated. The Share Sale will become effective promptly after the Merger Effective Time (as defined below), and the Liquidation will become effective promptly after the Share Sale Effective Time (as defined below).

The CB&I Technology Acquisition will become effective at the time that McDermott and CB&I agree, which will be no later than immediately prior to the Exchange Offer Effective Time.

We cannot assure you when, or if, all the conditions to completion of the Combination will be satisfied or, where permissible, waived. See “—Conditions to the Combination.” The parties intend to complete the Combination as promptly as practicable, subject to receipt of the CB&I Shareholder Approval, the McDermott Stockholder Approval and the satisfaction of the other conditions to completion.

CB&I Technology Acquisition

In the CB&I Technology Acquisition, McDermott Technology (2), B.V. and McDermott Technology (3), B.V. intend to acquire for cash, no later than immediately prior to the Exchange Offer Effective Time, certain subsidiaries (as specified in the Business Combination Agreement) of CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings and CB&I Nederland B.V., and each of McDermott Technology (Americas), Inc. and McDermott Technology (US), Inc. intends to acquire for cash 50% of certain subsidiaries (as specified in the Business Combination Agreement) from The Shaw Group, Inc. Together, these entities operate CB&I’s technology business (primarily consisting of CB&I’s former Technology reportable segment and its “Engineered Products Operations,” representing a portion of its Fabrication Services reportable segment). The cash proceeds to be paid by such McDermott entities pursuant to the CB&I Technology Acquisition, in the aggregate amount of $2.65 billion, will be used to fund the repayment of all the outstanding funded indebtedness of CB&I and its subsidiaries and to provide for future working capital needs of those entities (or their successors).

The CB&I Technology Acquisition is expected to close no later than immediately prior to the Exchange Offer Effective Time.

The Exchange Offer

Consideration Offered to CB&I Shareholders

On the terms and subject to the conditions of the Business Combination Agreement, McDermott Bidco will offer to exchange each issued and outstanding share of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock or, if the McDermott Reverse Stock Split has occurred prior to the Exchange Offer Effective Time, 0.82407 shares of McDermott Common Stock. The Exchange Offer Ratio will not be adjusted to reflect changes in the trading prices of McDermott Common Stock or CB&I Common Stock prior to the date of the completion of the Exchange Offer.

Commencement and Expiration of the Exchange Offer

In accordance with the Business Combination Agreement, McDermott Bidco will commence the Exchange Offer promptly after the filing of the Registration Statement on Form S-4 of which this document forms a part. The Exchange Offer will expire at 12:01 a.m., Eastern time, on May 10, 2018, subject to extension as described below (such time, or such later time to which the Exchange Offer has been so extended, is referred to as the “Exchange Offer Expiration Time”).

Acceptance of CB&I Common Stock in the Exchange Offer

The obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to offer in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer will be subject only to the satisfaction (or waiver) of the closing conditions set forth below under the heading “—Conditions to the Combination.” McDermott Bidco will not accept shares of CB&I Common Stock in the Exchange Offer without seeking to complete the Core Transactions promptly thereafter in accordance with the Business Combination Agreement. If McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer in accordance with the terms of the Business Combination Agreement, then the McDermott Parties (as defined below) and the CB&I Parties (as defined below) will complete the actions contemplated by the Business Combination Agreement with respect to the Core Transactions on the Closing Date, provided that the Liquidation Distribution will occur on the Closing Date or as soon as practicable thereafter.

Extension of the Exchange Offer

McDermott Bidco may extend the Exchange Offer to such other date and time as may be agreed in writing by McDermott and CB&I, and McDermott Bidco will extend the Exchange Offer for any minimum period as may be required by the SEC or the NYSE. McDermott Bidco will also extend the Exchange Offer on one or more occasions if, at the then-scheduled Exchange Offer Expiration Time, any condition to the Exchange Offer has not been satisfied or waived. McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date.

No Fractional Shares

McDermott Bidco will only deliver whole shares of McDermott Common Stock in the Exchange Offer (the “Exchange Offer Consideration”). To the extent a CB&I shareholder otherwise would be entitled to a fractional share of McDermott Common Stock as a result of the application of the Exchange Offer Ratio, such shareholder will instead receive an amount in cash equal to the product of the fractional share of McDermott Common Stock such shareholder otherwise would be entitled to receive and the closing price for a share of McDermott Common Stock on the business day immediately preceding the Closing Date.

The Merger

CB&I will prepare, and prior to February 1, 2018, file all documents and make all announcements required to effectuate the Merger. Not earlier than one month after all requisite filings and announcements have been made and not later than the date of the CB&I Special General Meeting, CB&I, CB&I Newco and CB&I Newco Sub will adopt resolutions to enter into and effectuate the Merger (other than the Merger Resolution to be adopted at the CB&I Special General Meeting).

Consideration Offered to CB&I Shareholders

Promptly following the Exchange Offer Effective Time, CB&I, as the disappearing company, will merge with and into CB&I Newco Sub in a legal triangular merger (juridische driehoeksfusie), resulting in each holder of outstanding shares of CB&I Common Stock holding a number of shares in the capital of CB&I Newco equal to the number of shares of CB&I Common Stock held by such holder of shares of CB&I Common Stock immediately prior to the completion of the Merger (the “Merger Consideration”).

Effective Time; Closing

CB&I and its applicable subsidiaries will effectuate the Merger promptly following the Exchange Offer Effective Time, in order to ensure that the Merger becomes effective at midnight Amsterdam time (being either 6:00 p.m., New York City time, or 7:00 p.m., New York City time), on the date the Exchange Offer Effective Time occurs. We refer to the effective time of the Merger as the “Merger Effective Time.”

The Share Sale

Pursuant to the Business Combination Agreement, promptly after the CB&I Shareholder Approval and the McDermott Stockholder Approval are obtained, McDermott Bidco and CB&I Newco will enter into a Share Sale and Purchase Agreement (the “Share Sale Agreement”). Pursuant to the Share Sale Agreement, immediately following the Merger Effective Time, CB&I Newco will transfer all of the issued and outstanding shares in the capital of CB&I Newco Sub (the surviving entity in the Merger) to McDermott Bidco in exchange for the Exchangeable Note (described in more detail below). In connection therewith, immediately following the Merger Effective Time, McDermott Bidco, CB&I Newco and CB&I Newco Sub will enter into a notarial deed of transfer of shares pursuant to which all issued and outstanding shares in the capital of CB&I Newco Sub will be transferred by CB&I Newco to McDermott Bidco or its designated nominee at such time and such transfer will be acknowledged by CB&I Newco Sub. We refer to the effective time of such execution and acknowledgement as the “Share Sale Effective Time.”

Pre-Liquidation Transactions

Exchangeable Note Split

Pursuant to the terms of the Exchangeable Note, immediately following the Share Sale Effective Time, the Exchangeable Note will automatically be split into two notes, one of which will be the “McDermott Component Note” and the other of which will be the “Legacy CB&I Component Note” (the “Exchangeable Note Split”). The Legacy CB&I Component Note will entitle the holder(s) thereof to receive a number of shares of McDermott Common Stock equal to the product of the Exchangeable Note principal amount multiplied by the percentage of outstanding shares of CB&I Newco Common Stock owned at such time by persons that are not affiliates of McDermott (“CB&I Newco Public Shareholders”). As soon as McDermott or any of its subsidiaries (other than CB&I Newco) becomes the holder of the McDermott Component Note, the McDermott Component Note will immediately terminate and any rights thereunder will be extinguished and no longer due.

Deposit and Exchange

Immediately following the Exchangeable Note Split, CB&I Newco will deposit the Legacy CB&I Component Note with the Exchange Agent (as defined below). Upon receipt by the Exchange Agent, the Legacy CB&I Component Note will automatically and mandatorily be exchanged into a number of shares of McDermott Common Stock equal to the product of the Exchange Offer Ratio and the number of shares of CB&I Newco owned at such time by the CB&I Newco Public Shareholders (the “Mandatory Exchange”). Prior to the execution of the Exchangeable Note, McDermott will have deposited with the Exchange Agent (as defined below) a number of shares of McDermott Common Stock sufficient to permit the completion of the Mandatory Exchange. Upon completion of the Mandatory Exchange, the Legacy CB&I Component Note will be deemed fully paid and the indebtedness represented by the Exchangeable Note will be deemed fully satisfied.

McDermott Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations

Pursuant to the terms of the Exchangeable Note, CB&I Newco will cause the Exchange Agent to sell (the “McDermott Common Stock Sale”), in one or more transactions for the benefit of the CB&I Newco Public Shareholders, shares of McDermott Common Stock that the CB&I Newco Public Shareholders would otherwise be entitled to receive in order to obtain sufficient net cash proceeds to satisfy any Dutch Dividend Withholding Tax in connection with the Liquidation Distribution. Dutch dividend withholding tax will be due at a rate of 15% to the extent the Liquidation Distribution exceeds the recognized paid-up capital for Dutch dividend withholding tax purposes of the shares of CB&I Newco Common Stock. In the event that the cash proceeds obtained by the Exchange Agent in the McDermott Common Stock Sale exceed the required applicable withholding by more than a de minimis amount, those surplus cash proceeds will be distributed, net of applicable Dutch Dividend Withholding Tax, to the CB&I Newco Public Shareholders on a pro rata basis, along with any cash payable in lieu of fractional shares. McDermott will be entitled to retain any de minimis surplus cash proceeds.

CB&I has agreed that, as soon as reasonably practicable, it will (and will cause CB&I Newco to) prepare and file with the Netherlands tax authority (the “NTA”) a request to obtain the NTA’s confirmation in form and substance reasonably acceptable to McDermott of: (1) the amount of recognized paid-up capital for Dutch Dividend Withholding Tax purposes for CB&I and CB&I Newco prior to the Merger Effective Time; and (2) the amount of Dutch dividend withholding tax to be withheld from the Liquidation Distribution.

Fractional Shares

No fractional shares of McDermott Common Stock will be issued to CB&I Newco Public Shareholders in the Liquidation Distribution. The Exchange Agent will aggregate all fractional shares of McDermott Common Stock that the CB&I Newco Public Shareholders would otherwise be entitled to receive and sell them in transactions for the benefit of such shareholders. Each CB&I Newco Public Shareholder that would otherwise be entitled to a fractional share of McDermott Common Stock (after aggregating all shares of CB&I Newco of which such shareholder is a record holder) will be paid an amount in cash, rounded down to the nearest whole cent, based on the average price per share received by the Exchange Agent in the McDermott Common Stock Sale. McDermott will be entitled to receive any remaining proceeds of the sale of fractional shares after payment of such proceeds to the CB&I Newco Public Shareholder and any applicable withholding tax.

The Liquidation

As soon as practicable after the Share Sale Effective Time, CB&I Newco will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Section 2:19 and 2:23b of the Dutch Civil Code, with Stichting Vereffening Chicago Bridge & Iron Company acting as CB&I Newco’s liquidator (the “Liquidator”), or the Exchange Agent on its behalf, making one or more liquidating distributions (the “Liquidation Distribution”) (which may be an advance Liquidation Distribution (uitkering bij voorbaat)). As a result of the Liquidation Distribution:

•

each CB&I Newco Public Shareholder will receive a number of shares of McDermott Common Stock equal to (1) the product of (a) the Exchange Offer Ratio and (b) the number of shares of CB&I Newco held by such shareholder at such time (with cash paid in lieu of any fractional shares of McDermott Common Stock as described above) minus (2) the number of shares of McDermott Common Stock sold pursuant to the McDermott Common Stock Sale, if any, in respect of any applicable Dutch Dividend Withholding Tax of such CB&I Newco Public Shareholder; and

•

McDermott Bidco and any other shareholder that is a subsidiary of McDermott (other than CB&I Newco) will receive a portion of the McDermott Component Note, which will immediately terminate upon receipt, with any rights thereunder extinguished and no longer due.

In connection with the Liquidation Distribution, the Exchange Agent will pay to the relevant Dutch tax authority the net cash proceeds from the McDermott Common Stock Sale in satisfaction of CB&I Newco’s obligation to remit Dutch Dividend Withholding Tax in respect of the Liquidation Distribution.

The structure charts below highlight the structure and effect of the Share Sale and Liquidation.

Although it is intended that the Liquidator will make one single advance liquidation payment to each CB&I Newco shareholder, the Liquidator may delay part of the payment as a result of unforeseen circumstances. No compensation will be paid to CB&I Newco shareholders for any administrative costs charged by banks in relation to the transfer of the Liquidation Distribution to their bank account or otherwise.

Each CB&I Newco Public Shareholder that receives shares of McDermott Common Stock pursuant to the Liquidation Distribution and cash in lieu of fractional shares (subject to applicable withholding taxes, including the Dutch Dividend Withholding Tax) will have no further right to receive cash, shares of McDermott Common Stock or any other consideration in respect of the Exchangeable Note.

Any applicable withholding taxes, including the Dutch Dividend Withholding Tax, imposed on non-tendering CB&I shareholders (who, as a result of the Merger, become CB&I Newco shareholders) in respect of the Liquidation Distribution may be significantly greater than the taxes that would be imposed upon such shareholders had they tendered their shares of CB&I Common Stock pursuant to the Exchange Offer. See “Material Tax Consequences of the Combination.”

Once the final Liquidation Distribution has occurred, CB&I Newco will cease to exist by operation of law.

Exchange Agent; Exchange Fund

McDermott has appointed Computershare Trust Company, N.A. as the exchange agent (the “Exchange Agent”) for the purpose of: (1) exchanging the Exchange Offer Consideration and cash in lieu of any fractional shares of McDermott Common Stock for shares of CB&I Common Stock accepted for exchange by McDermott Bidco in the Exchange Offer; (2) allotting the Merger Consideration to each holder of shares of CB&I Common Stock at the time of the Merger in accordance with the Business Combination Agreement; and (3) giving effect to the Liquidation Distribution by the Liquidator. At or promptly following the Exchange Offer Effective Time, McDermott Bidco will deposit, with the Exchange Agent, a number of shares of McDermott Common Stock that are deliverable in respect of: (1) all of the shares of CB&I Common Stock accepted for exchange by McDermott Bidco and the amount of cash required to be paid in lieu of any fractional shares in the Exchange Offer; and (2) all of the shares of CB&I Newco entitled to receive shares of McDermott Common Stock in the Liquidation Distribution (collectively the “Exchange Fund”).

Any portion of the Exchange Fund that remains unclaimed by the holders of shares of CB&I Common Stock accepted for exchange by McDermott Bidco 12 months after the Exchange Offer Effective Time will be returned to McDermott Bidco, upon demand. Holders of shares of CB&I Common Stock who have not exchanged such shares prior to that time may thereafter look only to McDermott Bidco (subject to abandoned property, escheat, or other similar laws) for payment of the Exchange Offer Consideration and, if applicable, any cash in lieu of fractional shares of McDermott Common Stock. McDermott Bidco will not be liable to any holder of shares of CB&I Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar laws.

Any shares of McDermott Common Stock and any cash made available to the Exchange Agent by McDermott Bidco for payment in lieu of fractional shares of McDermott Common Stock remaining unclaimed by holders of shares of CB&I Common Stock two years after the Exchange Offer Effective Time (or any earlier date when the amounts would otherwise escheat to or become property of any governmental entity) will become, to the extent permitted by applicable law, the property of McDermott Bidco.

As stated above, the Exchange Agent will deduct and withhold from the Liquidation Distribution the amounts that may be required to be withheld to satisfy any applicable withholding taxes, including the Dutch Dividend Withholding Tax.

Treatment of Equity Awards

CB&I Options

At the Merger Effective Time, all outstanding unexercised CB&I Options will immediately vest and be converted into options to purchase shares of McDermott Common Stock with the duration and terms of such converted options to remain generally the same as the original CB&I Options. The number of shares of McDermott Common Stock subject to each converted option will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Option by the Exchange Offer Ratio, rounded down to the nearest whole share. The option exercise price per share of McDermott Common Stock will be equal to the option exercise price per share of CB&I Common Stock under the original CB&I Option divided by the Exchange Offer Ratio, rounded up to the nearest whole cent.

CB&I Performance Share Awards

At the Merger Effective Time, each outstanding CB&I Performance Share Award will be canceled and converted into the right to receive cash, without interest and less applicable withholding taxes, in an amount equal to (1) the product of (a) the Exchange Offer Ratio, (b) the target number of shares of CB&I Common Stock subject to the CB&I Performance Share Award and (c) the closing price for a share of McDermott Common Stock on the business day immediately preceding the Closing Date plus (2) an amount equal to any dividend equivalents associated with the CB&I Performance Share Award at that time.

CB&I Restricted Stock Units and Other Stock-Based Awards

At the Merger Effective Time: (1) each outstanding CB&I Restricted Stock Unit Award that is held by a non-employee member of the CB&I Supervisory Board (whether or not vested); (2) each vested CB&I Restricted Stock Unit Award held by a member of a specific group of executive officers of CB&I that has not been settled; (3) each CB&I Restricted Stock Unit Award that vests in accordance with its terms as result of the Combination; and (4) each vested share of CB&I Common Stock deferred pursuant to any CB&I equity compensation plan, will, in each case, be converted into a right to receive (a) a number of shares of McDermott Common Stock equal to the product of (i) the number of shares of CB&I Common Stock subject to the original CB&I award and (ii) the Exchange Offer Ratio, rounded to the nearest whole number of shares, plus (b) cash in an amount equal to any dividend equivalents associated with the CB&I Restricted Stock Unit Award at that time, subject to applicable withholding taxes.

At the Merger Effective Time, each other outstanding CB&I Restricted Stock Unit Award will be converted into a right to receive an award of restricted stock units that will be settled in McDermott Common Stock with substantially the same terms as the original CB&I award, including the vesting schedule and any conditions and restrictions on receipt. The number of shares of McDermott Common Stock subject to the converted restricted stock unit award will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Restricted Stock Unit Award by the Exchange Offer Ratio, rounded to the nearest whole number of shares. The transactions contemplated by the Business Combination Agreement will not be considered a change in control for purposes of any award of CB&I Restricted Stock Unit granted on or after December 18, 2017.

Adjustments to Assumed Award Terms

Each converted equity award will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reclassification, recapitalization or other similar transaction of McDermott Common Stock subsequent to the Merger Effective Time.

Assumed CB&I Equity Compensation Plans

At the Merger Effective Time, McDermott will assume the CB&I equity compensation plans and thereafter be entitled to grant equity or equity-based incentive awards with respect to McDermott Common Stock using the share reserves of the CB&I equity compensation plans as of the Merger Effective Time (including any shares of McDermott Common Stock returned to such share reserves as a result of the termination or forfeiture of an assumed award granted), except that: (1) shares covered by such awards will be shares of McDermott Common Stock; (2) all references in such CB&I stock plan to a number of shares will be deemed amended to refer instead to that number of shares of McDermott Common Stock (rounded down to the nearest whole share) as adjusted pursuant to the application of the Exchange Offer Ratio; and (3) the McDermott Board or a committee thereof will succeed to the authority and responsibility of the CB&I Boards or any applicable committee thereof with respect to the administration of such CB&I equity compensation plans.

CB&I Stock Purchase Plans

CB&I’s Employee Stock Purchase Plan and Supervisory Board Stock Purchase Plan were suspended effective January 1, 2018, and such plans will be terminated effective as of, and contingent upon, the Merger Effective Time.

No Appraisal Rights

Neither CB&I shareholders nor CB&I Newco shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the CB&I Common Stock or CB&I Newco Common Stock in connection with the Exchange Offer or the Core Transactions.

McDermott stockholders are not entitled to appraisal or dissenters’ rights with respect to any of the matters to be considered and voted on at the McDermott Special Meeting.

Representations and Warranties

The Business Combination Agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the Combination. CB&I, CB&I Newco, CB&I Newco Sub, CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc. (collectively, the “CB&I Parties”), on the one hand, and McDermott, McDermott Bidco, McDermott Technology (Americas), Inc. and McDermott Technology (US), Inc. (collectively, the “McDermott Parties”), on the other hand, have made various representations and warranties in the Business Combination Agreement, which are substantially reciprocal, to each other with respect to the following subject matters:

•	existence, good standing and qualification to conduct business;

•	requisite power and authorization to enter into and carry out the obligations of the Business Combination Agreement and the enforceability of the Business Combination Agreement;

•	capitalization;

•	compliance with applicable laws and permits;

•	absence of any conflict or violation of organizational documents, third-party agreements or laws as a result of the Combination or the Business Combination Agreement;

•	filings and reports with the SEC and financial information;

•	compliance with the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the NYSE;

•	accuracy of information supplied for inclusion or incorporation by reference in this document;

•	litigation;

•	absence of a material adverse effect;

•	tax matters;

•	employee benefit plans;

•	labor matters;

•	title to and interest in real properties;

•	environmental matters;

•	rights to intellectual property and information technology;

•	maintenance of customary insurance;

•	fees payable to brokers, finders or investment banks in connection with the Combination;

•	opinions of financial advisors;

•	required stockholder or shareholder, as applicable, approvals in connection with the Combination;

•	material contracts;

•	compliance with export controls and trade sanctions;

•	compliance with the Foreign Corrupt Practices Act and other anticorruption and antibribery laws; and

•	inapplicability of anti-takeover laws or certain provisions in such entity’s Organizational Documents.

The McDermott Parties have made additional representations and warranties to the CB&I Parties in the Business Combination Agreement with respect to the following subject matters:

•	the status of McDermott Bidco; and

•	the availability of sufficient Financing Commitments to fund the transactions contemplated by the Business Combination Agreement.

Certain representations and warranties of the CB&I Parties and McDermott are qualified as to materiality or as to “material adverse effect,” which, when used with respect to any person, means a material adverse effect on or material adverse change in the business, properties, financial condition or results of operations of such person and its subsidiaries, taken as a whole, other than any effect or change relating to or resulting from:

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changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions (including securities markets, credit markets, currency markets and other financial markets) in any country;*

•	changes or conditions generally affecting the industries in which the person operates;*

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(1) a change in the trading price of the person’s common stock, any suspension of trading in the person’s common stock, any ratings downgrade or change in ratings outlook for the person or any of its subsidiaries, or (2) the failure of the person to meet public projections, estimates or expectations of the person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the person to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided that, in the case of both clause (1) and (2), the underlying causes of those failures may be taken into account unless that underlying cause would otherwise be excluded from the determination of whether a material adverse effect has occurred;

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the announcement or the existence of, or compliance with, or taking any action required or permitted by the Business Combination Agreement or the transactions contemplated by the Business Combination Agreement or any litigation against a party and/or its directors or officers relating to the transactions contemplated by the Business Combination Agreement;

•	taking any action by such person at the written request of the McDermott Parties, in the case of the CB&I Parties, or of the CB&I Parties, in the case of the McDermott Parties;

•	any weather-related or other force majeure event;*

•	changes after the date of the Business Combination Agreement in GAAP or any official interpretation or enforcement thereof; or

•	changes after the date of Business Combination Agreement in laws or any official interpretation or enforcement thereof by governmental entities;

provided that, in the case of the three bullets marked with an asterisk above, to the extent that the effects of such change are disproportionately adverse to the business, properties, financial condition or results of operations of such party, taken as a whole, as compared to other companies in the industries in which the party and its subsidiaries operate, only the incremental disproportionate impact may be taken into account in determining whether there has been a material adverse effect.

Conduct of Business Pending the Exchange Offer Effective Time

Each of McDermott and CB&I has agreed as to itself and its respective subsidiaries that, prior to the Exchange Offer Effective Time, unless the other party consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as otherwise contemplated by the Business Combination Agreement or required by applicable law, it and its subsidiaries will:

•	conduct its business in the ordinary course;

•	use commercially reasonable efforts to preserve its business organization; and

•	use commercially reasonable efforts to maintain existing relationships and goodwill with governmental entities, customers and suppliers.

In addition, the Business Combination Agreement places specific restrictions on the ability of each of McDermott and CB&I and their respective subsidiaries to, unless the other party consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as otherwise contemplated by the Business Combination Agreement or required by applicable law, among other things:

•	amend, adopt any change in, or waive any provision of, their organizational documents;

•	merge or consolidate with any other person, except transactions among wholly owned subsidiaries or in connection with permitted acquisitions;

•	adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except transactions among wholly owned subsidiaries;

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issue, sell or pledge any shares of capital stock, options, warrants, convertible securities or any other equity interest, except pursuant to stock options, current employee benefit plans and existing debt requirements;

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repurchase, redeem or otherwise acquire any securities or equity equivalents, except in the ordinary course of business in connection with the exercise of options or the settlement of awards to satisfy withholding or exercise price obligations pursuant to current employee benefit plans or in connection with a permitted grant;

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declare, set aside or pay any dividend or other distribution or payment, except for dividends only to itself or its wholly owned subsidiaries, and dividends or distributions required under its organizational documents;

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adjust, reclassify, split, combine, subdivide, repurchase, redeem or otherwise acquire any capital stock, equity interests or other securities, except transactions among wholly owned subsidiaries, or in the ordinary course of business in connection with the exercise of options or the settlement of awards to satisfy withholding or exercise price obligations pursuant to current employee benefit plans or in connection with a permitted grant;

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purchase or otherwise acquire any of the capital stock of McDermott, in the case of CB&I, and CB&I, in the case of McDermott, or securities convertible or exchangeable into or exercisable for capital stock of McDermott, in the case of CB&I, and CB&I, in the case of McDermott;

•	except to the extent required under a benefit plan existing on the date of the Business Combination Agreement or as required by law:

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increase the compensation (including bonus opportunities) or fringe benefits of any directors, executive officers or employees, except in the ordinary course of business to employees who are not party to change-in-control agreements;

•	grant any severance or termination pay, other than nominal severance to terminated employees, except in the ordinary course of business consistent with past practice;

•	make new equity awards to any director, officer or employee, except in the ordinary course of business consistent with past practice, which equity awards:

•	in the case of McDermott, will provide that the consummation of the transactions contemplated by the Business Combination Agreement will not result in a change-in-control acceleration; and

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in the case of CB&I, will grant time-based restricted stock units in lieu of performance shares and will provide that the consummation of the transactions contemplated by the Business Combination Agreement will not result in a change-in-control acceleration;

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enter into or amend any employment, consulting, change-in-control or severance agreement with any director, executive officer or employee, except as contemplated by the Business Combination Agreement or, except with respect to employees party to a change-in-control agreement, in the ordinary course of business;

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establish, adopt, enter into, freeze or amend in any material respect or terminate any benefit plan or take any action to accelerate entitlement to benefits under any benefit plan, except as contemplated by the Business Combination Agreement;

•	make any contribution to a benefit plan, except as required by applicable law or in the ordinary course of business consistent with past practice;

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make payments on performance-based awards in excess of the performance actually achieved, or amend or waive performance or vesting criteria or accelerate vesting, except as required under the applicable plan or as contemplated by the Business Combination Agreement;

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take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change-in-control agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement;

•	terminate the employment of any holder of a change-in-control agreement, other than for cause within the meaning of such change-in-control agreement; or

•	execute, establish, adopt or amend a collective bargaining agreement or similar contract or understanding with a labor union or similar labor organization, except in the ordinary course of business;

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redeem, purchase or otherwise acquire any of its or its subsidiaries’ stock, except for transactions pursuant to benefit plans and transactions between it and its wholly owned subsidiaries and transactions among its wholly owned subsidiaries;

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sell, lease, encumber or dispose of any assets or properties having a value in excess of $5 million for any one asset or property, or $25 million in the aggregate, except for sales of surplus or obsolete equipment, inventory sales and intercompany transactions and, in the case of liens, to the extent required by any existing debt obligations;

•	acquire any business, entity or division for consideration in excess of $25 million for any one acquisition or $50 million in the aggregate;

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enter into a joint venture, partnership or other similar arrangement or make a loan, capital contribution or other investment in any other person in excess of $25 million individually or $50 million in the aggregate (in each case other than to or in itself, its wholly owned subsidiary or any current joint venture, partnership or other similar arrangement to the extent required under the current terms of such arrangement), other than in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business consistent with past practice, sell, transfer, license, amend or modify any rights to any of its or its subsidiaries’ material intellectual property;

•	change its fiscal year or make material changes with respect to its financial accounting policies or procedures, except as required by changes in GAAP or applicable law;

•	except in the ordinary course of business consistent with past practice:

•	make or rescind any material election relating to taxes;

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settle or compromise any material proceeding relating to taxes for an amount that materially exceeds the amount reserved, in accordance with GAAP, in the consolidated balance sheets publicly filed prior to the date of the Business Combination Agreement;

•	change any of its methods of reporting any material item for tax purposes;

•	change any annual tax accounting period;

•	surrender any right to claim any material tax refund; or

•	file any materially amended tax return;

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settle or compromise any material claim, litigation or controversy for amounts in excess of $50 million in the aggregate or providing for equitable relief, other than claims in respect of certain tax matters in accordance with the Business Combination Agreement or any claims of creditors, shareholders and any shareholder litigation relating to the Business Combination Agreement or any of the transactions contemplated by the Business Combination Agreement, or waive, release or assign rights to claims or provide security for amounts (net of any reasonably expected insurance or indemnification proceeds) in excess of $50 million in the aggregate;

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incur or guarantee any indebtedness, except for: (1) borrowings under its or its subsidiaries’ existing credit facilities; (2) other debt not in excess of $5 million in the aggregate; (3) intercompany debt in the ordinary course of business consistent with past practice; and (4) indebtedness incurred to pay repay or refinance other debt that comes due, provided that the aggregate principal amount of refinanced indebtedness is not increased as a result of such refinancing, other than in relation to any fees and expenses incurred in connection with such refinancing, and the refinancing indebtedness is pre-payable at the borrower’s option without premium or penalty;

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repurchase or repay any debt, except for revolving credit facilities and other lines of credit in the ordinary course of business or otherwise of due and payable amounts, mortgage indebtedness secured by real property assets in accordance with its terms, and for intercompany debt among itself and its wholly owned subsidiaries;

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mortgage or encumber any material asset or property, other than in the ordinary course of business consistent with past practice or as required by lenders under the terms of its existing debt arrangements;

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except for capital expenditures consistent in all material respects with the capital budget made available in its disclosure letter to the Business Combination Agreement, make any unbudgeted capital expenditures exceeding $15 million in the aggregate;

•	enter into, materially amend or terminate material contracts, except in the ordinary course of business consistent with past practice or as otherwise permitted by the Business Combination Agreement;

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enter into, renew or extend any agreements that would reasonably be expected to, after the Exchange Offer Effective Time, restrict the ability of McDermott, in the case of CB&I, and CB&I, in the case of McDermott, to engage or compete in any line of business or geographic area;

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release or permit the release of any person from, waive or permit the waiver of any right under, fail to enforce any provision, or grant any consent under, any confidentiality, standstill or similar agreement to which it or its subsidiaries is a party (unless not taking such actions would be inconsistent with the fiduciary duties of its Board(s) under applicable law);

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take any action that would, or would reasonably be expected to, result in the failure of certain conditions to the consummation of the Combination or prevent, materially delay or materially impede the consummation of the Combination;

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take any action that would reasonably be expected to delay materially or adversely affect the ability to obtain any consent, authorization, order or approval of any governmental entity or the expiration of any waiting period under antitrust laws; or

•	agree or commit to do any of the foregoing.

In addition, McDermott and CB&I have agreed that, following the execution and delivery of the Business Combination Agreement, McDermott and CB&I may take certain actions related to retention awards and incentive compensation as more fully described herein under “Interests of Certain Persons in the Combination.”

CB&I Special General Meeting

CB&I is required to submit to its shareholders for approval, regardless of whether the CB&I Boards make a Change in Recommendation (as defined below), the CB&I Articles Amendment Resolution, the CB&I Merger Resolution, the CB&I Sale Resolutions, the CB&I Liquidation Resolutions and the CB&I Discharge Resolutions. CB&I may cancel and reconvene the CB&I Special General Meeting solely to the extent reasonably necessary to: (1) allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the CB&I Boards have determined to be necessary after consultation with counsel; and (2) re-solicit proxies in favor of the matters submitted to vote if, as of such time, insufficient proxies have been received to approve such matters; however, CB&I will not be permitted to cancel or reconvene the CB&I Special General Meeting more than once without the consent of McDermott, and CB&I will, in no event, cancel and reconvene the CB&I Special General Meeting to a date that is more than 30 days after the original date scheduled for such meeting.

If the Merger is not consummated within six months after the announcement of the filing of the Merger Proposal, CB&I must take all required steps in order to have the merger resolution replaced by a new resolution of the CB&I Special General Meeting to enter into and effectuate a merger in accordance with the terms of the Merger Proposal.

McDermott Special Meeting

McDermott is required to submit to its stockholders for approval the McDermott Revenue Stock Split Articles Amendment Resolution, the McDermott Authorized Capital Articles Amendment Resolution and the McDermott Stock Issuance, regardless of whether the McDermott Board makes a Change in Recommendation. Once the special meeting has been called and noticed, McDermott will not be permitted to postpone or adjourn the McDermott Special Meeting without the consent of CB&I (which consent may not be unreasonably withheld, conditioned or delayed), other than to the extent necessary: (1) in the event of the absence of a quorum; (2) to solicit additional proxies if, on the date of the McDermott Special Meeting, McDermott has not received proxies representing a sufficient number of shares of McDermott Common Stock to obtain the McDermott Stockholder Approval; or (3) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the McDermott Board has determined to be necessary after consultation with counsel.

No Solicitation

Each of McDermott and CB&I will not, and will cause its and its subsidiaries’ officers, directors, employees, investment bankers, consultants, attorneys, accountants, advisors, agents and other representatives (“Representatives”) not to:

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take any action to solicit, initiate or knowingly encourage or facilitate or engage in, continue, or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal (as defined below);

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furnish any nonpublic or confidential information or afford access to properties, books or records to any person in connection with or for the purpose of soliciting, encouraging or facilitating an Acquisition Proposal;

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approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement or other agreement relating to an Acquisition Proposal, other than confidentiality agreements in accordance with the Business Combination Agreement; and

•	propose publicly or agree to do anything described in the immediately preceding three bullets.

The term “Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any: (1) direct or indirect acquisition or purchase of any business or assets of (a) CB&I or McDermott, as applicable, or any of its respective subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of it and its subsidiaries, taken as a whole, or (b) solely in the case of CB&I, all or substantially all of the business or assets of the CB&I entities to be acquired in the CB&I Technology Acquisition; (2) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of CB&I or McDermott, as applicable; (3) tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of CB&I or McDermott, as applicable; or (4) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving either CB&I or McDermott, as applicable, or any of its subsidiaries whose business constitutes 15% or more of the net revenue, net income or assets of such party and its subsidiaries, taken as a whole.

Notwithstanding the foregoing, prior to obtaining the CB&I Shareholder Approval or the McDermott Stockholder Approval, CB&I or McDermott, respectively, or their respective Representatives, may (1) furnish information and access, but only in response to an unsolicited Acquisition Proposal to such party submitted by a third person after the date of the Business Combination Agreement (for so long as the applicable Acquisition Proposal has not been withdrawn) and (2) participate in discussions and negotiate with such person concerning such an unsolicited Acquisition Proposal only if:

•	the submission of the Acquisition Proposal did not result from or arise in connection with a breach of the non-solicitation provisions of the Business Combination Agreement;

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such party’s Board (the McDermott Board, in the case of McDermott, or the CB&I Boards, in the case of CB&I) concludes in good faith (after receipt of advice of a financial advisor and outside legal counsel) that the Acquisition Proposal is reasonably likely to result in a Superior Proposal; and

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such party receives from the person making the Acquisition Proposal an executed confidentiality agreement the material provisions of which, as they relate to confidentiality, are in all material respects no less favorable in the aggregate to such party and no less restrictive to such third person than those contained in the confidentiality agreement between McDermott and CB&I. Such party will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal or request) notify the other party of the identity of the person making the Acquisition Proposal.

In the event CB&I or McDermott receives an Acquisition Proposal, any inquiry, proposal or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, any request for nonpublic information relating to such party or any of its subsidiaries or for access to their properties, books or records by any person that has made or, to the knowledge of such party, would reasonably be expected to make an Acquisition Proposal, or any request for discussions or negotiations are sought to be initiated or continued with such party in respect of an Acquisition Proposal, such party will promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal, inquiry or request) notify the other party of the identity of the person making the Acquisition Proposal or request and of its material terms and keep the other party reasonably and promptly informed of the status and material terms of the Acquisition Proposal, inquiry or request.

Subject to such party’s compliance with the immediately preceding paragraph, each of the McDermott Board or the CB&I Boards may, if the change occurs before obtaining the McDermott Stockholder Approval or CB&I Shareholder Approval, respectively, effect a Change in Recommendation in connection with an Acquisition Proposal only if:

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such party’s Board (the McDermott Board, in the case of McDermott, or the CB&I Boards, in the case of CB&I) determines in good faith (after consultation with its financial advisor and outside legal counsel) that an Acquisition Proposal that did not result from and was not proximately caused by a breach of the non-solicitation provisions of the Business Combination Agreement constitutes a Superior Proposal;

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before, taking any such action, it gives the other party at least four business days’ written notice of its Board’s intent to effect a Change in Recommendation and the notice specifies the material terms and conditions of the Acquisition Proposal, identifies the person making the Acquisition Proposal and includes a copy of the proposed acquisition agreement (if any);

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during such period of at least four business days (with an extension of two additional business days for any new notice as a result of an amendment to the financial terms of such Acquisition Proposal), if requested by the other party, the parties have negotiated in good faith to make such revisions to the Business Combination Agreement such that the Acquisition Proposal no longer is a Superior Proposal; and

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at the end of such period, the Board of such party (after considering in good faith any offered revisions or adjustments to the Business Combination Agreement during such period) continues to determine in good faith (after consultation with its outside counsel and financial advisors) that the Acquisition Proposal constitutes a Superior Proposal and that failure to make a Change in Recommendation would be inconsistent with the directors’ exercise of their fiduciary obligations to such party’s shareholders (and, in the case of CB&I, its other stakeholders) under applicable law.

In addition, each of the McDermott Board or the CB&I Boards may, at any time prior to obtaining the McDermott Stockholder Approval or CB&I Shareholder Approval, respectively, effect a Change in Recommendation in response to an Intervening Event (as defined below) only if:

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such party’s Board (the McDermott Board, in the case of McDermott, or the CB&I Boards, in the case of CB&I) determines in good faith (after consultation with its outside legal counsel) that failure to make a Change in Recommendation would be inconsistent with the directors’ fiduciary duties to such party’s shareholders (and, in the case of CB&I, its other stakeholders) under applicable law;

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before taking any such action, it gives the other party at least four business days’ written notice of its Board’s intent to effect a Change in Recommendation, which notice specifies the Intervening Event in reasonable detail;

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during such period of at least four business days, if requested by the other party, the parties have negotiated in good faith to make such revisions to the Business Combination Agreement as would enable such party to proceed with its recommendation of the Business Combination Agreement and the Combination and not make a Change in Recommendation in response to the Intervening Event; and

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at the end of such period, the Board of such party (after considering in good faith any offered revisions or adjustments to the Business Combination Agreement during such period) continues to determine in good faith that failure to make a Change in Recommendation would be inconsistent with the directors’ exercise of their fiduciary obligations to such party’s shareholders (and, in the case of CB&I, its other stakeholders) under applicable law.

The term “Superior Proposal” with respect to a party means any Acquisition Proposal for such party, substituting “75%” for “15%,” on terms that such party’s Board determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel and, in the case of CB&I, after taking into account all financial, legal, regulatory, timing, risk of consummation and other aspects of such CB&I Acquisition Proposal) are more favorable (or, in the case of a CB&I Acquisition Proposal, substantially more favorable) to such party and its shareholders and other stakeholders than the Combination and the other transactions contemplated hereby (taking into account the likelihood of consummation on the terms so proposed and all such other factors as its Board deems relevant).

A “Change in Recommendation” would occur with respect to a party if that party’s Board (or any Board committee): (1) withdraws, modifies or qualifies, or proposes publicly to withhold, withdraw, modify or qualify, in any manner adverse to the other party or its affiliates, the approval of the Business Combination Agreement, or such party’s Board’s recommendation to its shareholders described in the Business Combination Agreement and in this document; (2) recommends, adopts, or approves, or publicly proposes to recommend, adopt or approve any Acquisition Proposal; or (3) resolves, agrees or publicly proposes to do any of the foregoing.

An “Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination thereof that: (1) was not known to the McDermott Board or the CB&I Boards, as applicable, of the date of the Business Combination Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable), but becomes known to such Board prior to obtaining the McDermott Stockholder Approval or CB&I Shareholder Approval, as applicable; and (2) does not relate to (a) any Acquisition Proposal of such party or (b) clearance of the Combination under the HSR Act or any other applicable regulatory law, including any action in connection therewith taken pursuant to or required to be taken pursuant to the Business Combination Agreement; provided, however, that: (1) any change in the price or trading volume of CB&I Common Stock or McDermott Common Stock shall not be taken into account for purposes of determining whether an Intervening Event with respect to such party has occurred (however, any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred); (2) in no event will any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of the other party or any of its subsidiaries constitute an Intervening Event unless such fact, circumstance, occurrence, event, development, change or condition or combination thereof constitutes a material adverse effect; and (3) CB&I or McDermott meeting, failing to meet or exceeding projections will not be taken into account for purposes of determining whether an Intervening Event has occurred (however, any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred).

Indemnification and Directors’ and Officers’ Insurance

From and after the Merger Effective Time, McDermott will: (1) indemnify each person who is or prior to the Exchange Offer Effective Time has been a director or officer of CB&I or a director, officer, member, trustee or fiduciary of any of its subsidiaries against all costs, expenses, liability and loss incurred by reason of such person’s service to CB&I or its subsidiaries, including service with respect to employee benefit plans, to the same extent as provided by CB&I’s organizational documents and applicable law as of the date of the Business Combination Agreement; and (2) advance expenses as incurred to the same extent. McDermott also has agreed that, for a period of six years after the closing of the Combination, it will not permit CB&I (or its successors) to amend, repeal or modify any provisions of its organizational documents in a manner that would adversely affect the right, exculpation or indemnification of present or former directors, officers and employees of CB&I and its subsidiaries.

At or prior to the Merger Effective Time, any of the McDermott Parties or the CB&I Parties may purchase a tail directors’ and officers’ liability insurance policy covering the indemnified parties described above for at least six years after the Merger Effective Time. If neither McDermott nor McDermott Bidco nor CB&I purchase such a policy, then for a period of six years after the Merger Effective Time, McDermott will maintain directors’ and officers’ liability insurance policies with terms substantially no less advantageous to the indemnified parties than CB&I’s existing policies. Neither CB&I nor McDermott will be required to spend more than 300% of the amount CB&I paid as its last annual premium for directors’ and officers’ liability insurance.

Reasonable Best Efforts; Filings

Each of McDermott and CB&I has agreed to (and will cause each of their respective subsidiaries to) use its reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Combination and the other transactions contemplated by the Business Combination Agreement.

Without limiting the foregoing, each of McDermott and CB&I has agreed to (and will cause each of their respective subsidiaries to):

•

make its respective required filings (or, subject to the consent of the other party, any filings determined by either party to be advisable) under the HSR Act and any other competition laws as promptly as practicable;

•

use its reasonable best efforts to cooperate with the other party to determine which filings are required (or, subject to the consent of the other party, considered by either party to be advisable), to be made prior to the Exchange Offer Effective Time with, and which consents, approvals, permits and authorizations are required to be obtained prior to the Exchange Offer Effective Time from, any governmental entity;

•

promptly furnish to the other party such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings, registrations or submissions of information to any governmental entity;

•	timely make such filings;

•	deliver to the other parties’ counsel complete copies of all documents furnished as part of any such filing;

•	promptly notify the other party of any communication concerning the Business Combination Agreement or the Combination from any governmental entity;

•

not participate or agree to participate in any meeting or discussion (other than discussions that cover only administrative and non-substantive matters) with any governmental entity related to any filings or investigation concerning the Business Combination Agreement or the Combination unless it consults with the other party in advance and invites the other party’s Representatives to attend, unless prohibited by the applicable governmental entity; and

•

promptly furnish to the other party draft copies of all correspondence, filings and communications that it intends to submit to any governmental entity prior to submission, with reasonable time to comment and consult.

The parties have also agreed that McDermott will be entitled to direct the antitrust defense of the transaction contemplated by the Business Combination Agreement or litigation by or negotiations with any governmental entity, and McDermott has agreed to consult with, and consider in good faith the views of, CB&I throughout the antitrust defense of the transaction contemplated by the Business Combination Agreement. Under the terms of the Business Combination Agreement, the McDermott Parties are required to take all such action necessary to resolve any objections that an antitrust regulator may assert under regulatory laws, and to avoid or eliminate, and minimize the impact of, each impediment under regulatory laws that may be asserted by a governmental entity in order to enable the closing of the Combination to occur as soon as reasonably possible (and in any event no later than the Termination Date). However, none of the McDermott Parties or the CB&I Parties are required to take, or cause to be taken, or agree to take, any action with respect to any of the assets, businesses or product lines of McDermott, CB&I, any of their subsidiaries, or any combination thereof, if such action, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of McDermott, CB&I and their respective subsidiaries, taken as a whole. If requested by McDermott, CB&I will agree to take any of the actions contemplated by this paragraph provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Combination.

In accordance with the above-described provisions, McDermott and CB&I concluded that the only regulatory filings required under applicable antitrust or competition laws are filings pursuant to the HSR Act and the Russian Law on Protection of Competition. McDermott and CB&I made their filings under the HSR Act in January 2018. On January 24, 2018, the Premerger Notification Office of the FTC advised McDermott and CB&I that early termination of the HSR Act waiting period had been granted. McDermott filed an application for the consent of the Russian Federal Antimonopoly Service on February 5, 2018. On March 13, 2018, the Federal Antimonopoly Service of the Russian Federation provided clearance with respect to the Combination.

If the Combination has not occurred on or before the Termination Date due to the failure to obtain any required regulatory clearances, or if an order, decree or ruling permanently prohibits or enjoins the consummation of the Exchange Offer or any of the Core Transactions, the Business Combination Agreement may be terminated. See “—Termination, Amendment and Waiver” for additional information.

Certain Employee Matters

For a period commencing with the Merger Effective Time and ending on December 31, 2018, McDermott will provide to each current and former employee of CB&I and its subsidiaries base compensation or wages, target bonus opportunity and severance benefits that are at least as favorable on an item-by-item basis as provided to such employee immediately prior to the closing of the Combination and benefits that are no less favorable, in the aggregate, than the benefits provided to each such employee immediately prior to the closing of the Combination.

For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accrual under any defined benefit pension plan or retiree welfare plan sponsored by McDermott or its subsidiaries (other than such plans that are legacy CB&I Plans) under the employee benefit plans of McDermott and its subsidiaries, each CB&I employee will be credited with his or her years of service with CB&I and its subsidiaries and predecessors prior to the Exchange Offer Effective Time to the same extent such employee was entitled to such credited service prior to the Exchange Offer Effective Time under the corresponding CB&I plans. CB&I employees will be eligible to participate in the employee benefit plans of McDermott and its subsidiaries for which they are otherwise made eligible and that are comparable to a CB&I benefit plan the employee participated in prior to the Exchange Offer Effective Time without any waiting time, and to the extent such employee benefit plans provide medical, dental, pharmaceutical and/or vision benefits, without any pre-existing condition exclusions or actively-at-work requirements, except to the extent such exclusions or requirements applied under the applicable CB&I plan. CB&I employees will receive credit for amounts paid under the CB&I medical plans in 2018 for satisfying deductibles, coinsurance and maximum out-of-pocket requirements under the corresponding plans of McDermott and its subsidiaries in which they will participate.

Financing

McDermott has agreed to use its reasonable best efforts to:

•	take, or cause to be taken, all actions necessary to obtain the financings (the “Financings”) on the terms and conditions described in the debt commitment letter and related fee letter (the “Financing

Commitment Letter”) (or any substitute financing arrangements as agreed by the parties) or on terms more favorable to McDermott;

•	maintain in effect the commitments for the Financings provided pursuant to the Financing Commitment Letter;

•	negotiate, execute and deliver definitive agreements with respect to the Financings on the terms and conditions contained in the Financing Commitment Letter;

•	satisfy on a timely basis all conditions in the Financing Commitment Letter and the related definitive agreements and comply with its obligations thereunder; and

•

subject to satisfaction of the conditions in the Financing Commitment Letter and related definitive agreements, enforce its rights thereunder and cause the lenders thereunder to comply with their respective obligations thereunder to fund the Financings to the extent required to consummate the transactions contemplated by the Business Combination Agreement and to pay related fees and expenses on the Closing Date.

McDermott has agreed to keep CB&I informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financings. In addition, in the event that any portion of the Financings become unavailable, (other than due to a failure to satisfy specified closing conditions), McDermott has agreed to use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financings, to consummate the transactions contemplated by the Business Combination Agreement and to pay related fees and expenses) from the same or other sources and which does not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Financing Commitment Letter.

In connection with the Financings, each of McDermott and CB&I has agreed to use its reasonable best efforts to:

•	provide reasonably required information relating to it and its subsidiaries to the third parties providing the Financings;

•	participate in meetings, drafting sessions and due diligence sessions in connection with the Financings;

•	assist in the preparation of any offering documents for the Financings and materials for rating agency presentations;

•	reasonably cooperate with the marketing efforts for any portion of the Financings;

•

execute and deliver customary certificates, accounting comfort letters, surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably necessary in connection with the Financings;

•	assist in obtaining consents, waivers and estoppels as may be reasonably requested in connection with the Financings and any collateral arrangements for the Financings;

•

provide all documentation and other information about such party and its subsidiaries as is requested by any source for the Financings and required under applicable “know your customer” and anti-money-laundering rules and regulations;

•

enter into one or more secured or unsecured credit or other agreements, or related guarantees and other ancillary agreements, on terms satisfactory to McDermott that are reasonably necessary in connection with the Financings immediately prior to and conditioned upon the Exchange Offer Effective Time;

•

furnish the sources for the Financings as promptly as practicable with all financial and other information regarding the parties and their respective subsidiaries as may be reasonably necessary of a type generally used in connection with a syndicated bank financing as well as a registered public offering or an offering pursuant to Rule 144A of the Securities Act;

•

take all actions reasonably necessary in connection with the termination at the closing of the Combination of all commitments in respect of certain existing McDermott indebtedness and certain existing CB&I indebtedness and the pay-off on the Closing Date of certain existing indebtedness and the release of related liens and guarantees, in each case as contemplated by or required in connection with the Financings; and

•

take all corporate actions reasonably necessary to permit the consummation of the Financings and the direct borrowing or incurrence of all of the proceeds of the Financings by McDermott concurrently with the Exchange Offer Effective Time.

In the event that the Combination is not consummated due to circumstances arising out of any failure to obtain the Financings, McDermott will not have any liability to CB&I arising out of such failure, but McDermott will not be relieved of certain obligations under the Business Combination Agreement, including its obligation to use its reasonable best efforts to obtain the Financing Commitments to the extent required by the Business Combination Agreement.

CB&I Works Council Consultation Procedure and Other Labor Obligations

The Business Combination Agreement provides that, as a condition to the inclusion of two of CB&I’s subsidiaries in the CB&I Technology Acquisition, namely Lummus Technology Heat Transfer B.V. and Novolen Technology Holdings C.V. (both of which are organized under the laws of the Netherlands) (the “Dutch Technology Entities”), a consultation procedure must be completed with a works council in the Netherlands (the “CB&I Works Council” and such consultation procedure, the “CB&I Works Council Consultation Procedure”). On February 28, 2018, the CB&I Works Council Consultation Procedure was completed with respect to the CB&I Technology Acquistion.

Each party, as applicable, will fully comply with all other notice, consultation, effects bargaining or other bargaining obligations to any labor union, labor organization, works council or group of employees of such party and its subsidiaries in connection with the transactions contemplated by the Business Combination Agreement.

Additional Agreements

Listing Application. McDermott has agreed to use its reasonable best efforts to cause the shares of McDermott Common Stock to be issued in the Combination or to be reserved for issuance upon the exercise or vesting, as applicable, of each converted equity award to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Exchange Offer Effective Time.

Inspection. Until the Exchange Offer Effective Time, each of CB&I and McDermott has agreed to allow designated officers, attorneys, accountants and other representatives of the other party reasonable access to the records and files, correspondence, audits and properties, as well as to all information relating to its and its subsidiaries’ commitments, contracts, titles and financial position, or otherwise pertaining to its and its subsidiaries’ business and affairs.

Publicity. McDermott and CB&I have agreed to consult with each other before issuing any press release or public statement with respect to the Combination. In addition, neither McDermott nor CB&I will issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party (not to be unreasonably withheld, conditioned or delayed).

Charter Provisions; Takeover Laws. Each of McDermott and CB&I has agreed to use all reasonable efforts to grant any approvals required by its organizational documents or any applicable takeover statute or regulation and take such actions as are necessary so that the transactions contemplated by the Business Combination Agreement may be consummated as promptly as practicable on the terms contemplated by the Business Combination Agreement and will otherwise act to minimize the effects of any such takeover statute or regulation on the transactions contemplated by the Business Combination Agreement.

Creditor Opposition; Transaction Litigation. CB&I agreed that it would promptly notify McDermott and McDermott Bidco upon receipt of notice of any actual, pending or threatened opposition rights proceeding initiated, pending to be initiated or threatened to be initiated by any CB&I creditor with respect to the Merger pursuant to Dutch law. The statutory Dutch law creditor opposition period with respect to the Merger of one month commenced the day after the announcement of the Merger on February 2, 2018. That one month creditor opposition period expired on March 2, 2018, without any notice of opposition being received.

Each party to the Business Combination Agreement has agreed to give the other parties the opportunity to participate in the defense or settlement of any creditor, stockholder or shareholder litigation against it and/or its directors or officers relating to the transactions contemplated by the Business Combination Agreement. Each party has further agreed that it will not settle or offer to settle any litigation commenced against it or any of its directors or officers by any of its creditors, stockholders or shareholders relating to the Business Combination Agreement or the Combination without the prior written consent of the other parties (not to be unreasonably withheld, conditioned or delayed).

Expenses. Each of McDermott and CB&I has agreed to pay all costs and expenses incurred by it in connection with the Business Combination Agreement and the other transactions contemplated by it, regardless of whether the Combination is consummated, except as the parties otherwise agree in writing.

Post-Combination Governance and Management

At the closing of the Combination, the McDermott Board will have 11 members, including (1) six persons who are current members of the McDermott Board, two of which will be Gary Luquette, the Chairman of the McDermott Board, and David Dickson, the President and Chief Executive Officer of McDermott, and (2) five persons who are current members of the CB&I Supervisory Board. The current members of the McDermott Board designated as members of the McDermott Board following the Combination pursuant to the collaborative process contemplated by the Business Combination Agreement are, in addition to Mr. Luquette and Mr. Dickson, Philippe Barril, John F. Bookout, III, William H. Schumann, III and Mary L. Shafer-Malicki. The current members of the CB&I Supervisory Board designated as members of the McDermott Board following the Combination pursuant to such process are Forbes I. J. Alexander, L. Richard Flury, W. Craig Kissel, James H. Miller and Marsha C. Williams. Gary Luquette will continue as the Non-Executive Chair of the McDermott Board. David Dickson will continue as the President and Chief Executive Officer of McDermott and Stuart Spence will continue as the Executive Vice President and Chief Financial Officer of McDermott. Patrick Mullen, President and Chief Executive Officer of CB&I, will remain with the combined business for a transition period. See “Post-Combination Governance and Management.”

Conditions to the Combination

The respective obligations of each party to conduct the closing of the transactions contemplated by the Business Combination Agreement are subject to the fulfillment of the following conditions on or prior to the Closing Date:

•

the absence of any judgment, injunction, order or decree of any court of competent jurisdiction or a governmental entity in the United States, the Republic of Panama, Russia or the Netherlands prohibiting or enjoining the consummation of the Exchange Offer or any of the Core Transactions, and no law, statute, rule or regulation having been enacted by any governmental entity or in effect in any of those jurisdictions that prohibits or makes unlawful the consummation of the Exchange Offer or any of the Core Transactions;

•

the effectiveness of the registration statement of which this document is a part, and the absence of any stop order or proceeding (or threatened proceeding) by the SEC seeking a stop order relating to such effectiveness;

•	the CB&I Shareholder Approval and the McDermott Stockholder Approval shall have been obtained;

•

the effectiveness of the amendment to the McDermott Articles to implement either the McDermott Authorized Capital Articles Amendment Resolution or the McDermott Reverse Stock Split Articles Amendment Resolution (the “McDermott Articles Amendment”) shall have become effective;

•	the approval for listing on the NYSE of the shares of McDermott Common Stock to be issued pursuant to the Combination, subject to official notice of issuance;

•	any waiting period applicable to the Combination under the HSR Act shall have expired or been earlier terminated and competition law merger control clearance in Russia shall have been obtained; and

•

McDermott and CB&I shall each be reasonably satisfied that all of the conditions to funding the Financings or any applicable alternative financing arrangements shall have been satisfied or that the applicable financings shall have been funded.

Additional Conditions to the Obligations of the McDermott Parties. The obligations of the McDermott Parties to conduct the closing of the Combination are subject to the fulfillment (or waiver by McDermott, to the extent permissible under applicable law) of the following additional conditions:

•	performance in all material respects by each CB&I Party of its covenants and agreements required to be performed by it under the Business Combination Agreement at or prior to the Closing Date;

•

the accuracy of the representations and warranties of the CB&I Parties contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the Closing Date (except for any such representations and warranties made as of a particular date or period), generally subject to a material adverse effect standard or other materiality standard provided in the Business Combination Agreement; and

•

receipt by McDermott of a certificate of CB&I, executed on its behalf by an executive officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

Additional Conditions to the Obligations of the CB&I Parties. The obligations of the CB&I Parties to conduct the closing of the Combination are subject to the fulfillment (or waiver by CB&I, to the extent permissible under applicable law) of the following additional conditions:

•	performance in all material respects by each McDermott Party of its covenants and agreements required to be performed by it under the Business Combination Agreement at or prior to the Closing Date;

•

the accuracy of the representations and warranties of the McDermott Parties contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the Closing Date (except for any such representations and warranties made as of a particular date or period), generally subject to a material adverse effect standard or other materiality standard provided in the Business Combination Agreement; and

•

receipt by CB&I of a certificate of McDermott, executed on its behalf by an executive officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

Termination, Amendment and Waiver

Termination

The Business Combination Agreement may be terminated at any time prior to the effective time of the CB&I Technology Acquisition:

•	by mutual written consent of McDermott and CB&I;

•	by either McDermott or CB&I if:

•

the CB&I Technology Acquisition has not occurred on or before the “Termination Date,” June 18, 2018, provided that if all of the conditions to closing, other than those pertaining to (1) the expiration of the waiting period under the HSR Act or approval from the Russian Federal Antimonopoly Service or (2) any order or injunction prohibiting the Combination under antitrust laws, have been satisfied or waived (except for those conditions that by their nature are to be satisfied at closing), then the Termination Date may be extended at the option of either McDermott or CB&I, by no more than three months per extension, to a date not later than December 18, 2018; however, the right to terminate as a result of the Termination Date is not available to any party whose breach of any provision of the Business Combination Agreement has been the proximate cause of, or resulted in, the failure of the Combination to occur on or before the Termination Date;

•	the McDermott Stockholder Approval shall not have been obtained at the McDermott Special Meeting (including any adjournment or postponement of such meeting);

•

the CB&I Shareholder Approval shall not have been obtained at the CB&I Special General Meeting (including any reconvened CB&I Special General Meeting in accordance with the provisions described above under “—CB&I Special General Meeting”); or

•

a court of competent jurisdiction or a governmental entity in the United States, the Republic of Panama, Russia or the Netherlands shall have issued a final, nonappealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the Exchange Offer or any of the Core Transactions;

•	by CB&I if:

•

any of the McDermott Parties shall be in breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement, or any representation or warranty of the McDermott Parties shall have become untrue, such that the closing conditions in the Business Combination Agreement regarding the McDermott Parties’ representations, warranties, covenants or agreements would not be satisfied and such breach is not curable prior to the Termination Date; provided, however, CB&I will have no right to terminate the Business Combination Agreement under this provision if CB&I is then similarly in breach of the Business Combination Agreement;

•	CB&I enters into any agreement or arrangement providing for a Superior Proposal; provided, that CB&I will concurrently pay to McDermott the termination fee described below; or

•

at any time prior to obtaining the McDermott Stockholder Approval, a Change in Recommendation by the McDermott Board occurs; provided, that McDermott will concurrently pay to CB&I the termination fee described below;

•	by McDermott if:

•

any of the CB&I Parties is in breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement, or any representation or warranty of CB&I shall have become untrue, such that the closing conditions in the Business Combination Agreement regarding the CB&I Parties’ representations, warranties, covenants or agreements would not be satisfied and such breach is not curable prior to the Termination Date; provided, however, McDermott will have no right to terminate the Business Combination Agreement under this provision if McDermott is then similarly in breach of the Business Combination Agreement;

•	McDermott enters into any agreement or arrangement providing for a Superior Proposal; provided that McDermott will concurrently pay to CB&I the termination fee described below; or

•

at any time prior to obtaining the CB&I Shareholder Approval, a Change in Recommendation by the CB&I Boards occurs; provided, that CB&I will concurrently pay to McDermott the termination fee described below.

Termination Fee

Termination of the Business Combination Agreement may require CB&I or McDermott to pay a cash termination fee of $60.0 million under certain circumstances.

CB&I or McDermott will be required to pay the termination fee to the other party if:

•

either party terminates the Business Combination Agreement because the approval of the paying party’s shareholders (the CB&I Shareholder Approval or the McDermott Stockholder Approval, as applicable) is not obtained and:

•

prior to such time there is a publicly announced or disclosed Acquisition Proposal for the paying party by another bidder that was not withdrawn at least seven days prior to the meeting of the paying party’s shareholders; and

•	within one year after the date of termination, the paying party enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal;

•	the paying party terminates the Business Combination Agreement to enter into an agreement providing for a Superior Proposal; or

•	the receiving party terminates the Business Combination Agreement because a Change in Recommendation by the paying party’s Board(s) occurs.

Specific Performance

The parties have agreed in the Business Combination Agreement that irreparable damage would occur in the event that any of the provisions of the Business Combination Agreement were not performed in accordance with its specific terms or were otherwise breached. The parties also have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the Business Combination Agreement and to enforce specifically the terms and provisions of the Business Combination Agreement without posting any bond or other undertaking. The parties have further agreed not to assert that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity.

Amendment; Waiver

At any time prior to the Exchange Offer Effective Time, the parties may amend, extend or waive any provision of the Business Combination Agreement by written consent of each party.

THE EXCHANGE OFFER

The following is a description of the principal terms of the Exchange Offer. We urge you to read this section, the exchange offer document and the other information contained in this document, including the annexes hereto, and the documents incorporated by reference herein, in their entirety prior to making any decision with respect to the Exchange Offer.

Purpose of the Exchange Offer

The purpose of the Exchange Offer is to exchange any and all issued and outstanding shares of CB&I Common Stock for shares of McDermott Common Stock, at the Exchange Offer Ratio.

The Exchange Offer forms part of the Combination. The McDermott Parties and the CB&I Parties will complete the Core Transactions promptly after McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer (and in any event on the Closing Date, other than the Liquidation Distribution, which shall occur on the Closing Date or as soon as practicable thereafter), in accordance with the Business Combination Agreement. The Business Combination Agreement and the transactions contemplated thereby are described in “Description of the Business Combination Agreement.”

CB&I shareholders who participate in the Exchange Offer will be able to exchange their shares of CB&I Common Stock for shares of McDermott Common Stock without incurring Dutch Dividend Withholding Tax on the receipt of such shares of McDermott Common Stock.

Non-tendering CB&I shareholders who receive shares of McDermott Common Stock pursuant to the Liquidation Distribution rather than the Exchange Offer generally will be subject to the Dutch Dividend Withholding Tax. See the sections entitled “McDermott Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations” and “Material Tax Consequences of the Combination—Dutch Dividend Withholding Tax.”

The Exchange Offer

On the terms and subject to the conditions of the Business Combination Agreement, McDermott Bidco is offering to exchange each issued and outstanding share of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock or, if the McDermott Reverse Stock Split has occurred prior to the Exchange Offer Effective Time, 0.82407 shares of McDermott Common Stock. The Exchange Offer Ratio will not be adjusted to reflect changes in the trading prices of McDermott Common Stock or CB&I Common Stock prior to the date of the completion of the Exchange Offer.

The Exchange Offer commenced on May 29, 2018 and will expire at 12:01 a.m., Eastern time, on May 10, 2018 (such time, or such time to which the Exchange Offer has been so extended, the “Exchange Offer Expiration Time”), subject to extension as described below.

The exchange of shares of CB&I Common Stock tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (a) the letter of transmittal for the CB&I Common Stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company (“DTC”), an agent’s message, and (b) any other required documents, in each case pursuant to the procedures set forth in the section entitled “—Procedures for Tendering.”

If the Exchange Offer is terminated in accordance with the Business Combination Agreement prior to the acceptance for payment and payment for shares of CB&I Common Stock tendered pursuant to the Exchange Offer, McDermott Bidco will (and will cause the Exchange Agent to) return such tendered shares to the registered holders thereof.

If McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer in accordance with the terms of the Business Combination Agreement, then the McDermott Parties and the CB&I Parties will complete the actions contemplated by the Business Combination Agreement with respect to the Core Transactions on the Closing Date, provided that the Liquidation Distribution will occur on the Closing Date or as soon as practicable thereafter.

Important Notice

The Exchange Offer, as part of the Combination, is subject to a number of conditions as set forth below under the heading “—Conditions to the Exchange Offer as Part of the Combination.” The conditions must be satisfied at or prior to the Exchange Offer Expiration Time (or waived by CB&I and McDermott to the extent permissible under applicable law). If the conditions are not satisfied (or waived by CB&I and McDermott to the extent permissible under applicable law), the Exchange Offer will not be completed and tendered shares of CB&I Common Stock will be returned to the registered holders of such shares.

Conditions to the Exchange Offer as Part of the Combination

The obligation of each of the McDermott Parties and the CB&I Parties to complete the Combination (including the obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to offer in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer) is subject to the satisfaction of the following conditions:

•

the absence of any judgment, injunction, order or decree of any court of competent jurisdiction or a governmental entity in the United States, the Republic of Panama, Russia or the Netherlands prohibiting or enjoining the consummation of the Exchange Offer or any of the Core Transactions, and no law, statute, rule or regulation having been enacted by any governmental entity or in effect in any of those jurisdictions which prohibits or makes unlawful the consummation of the Exchange Offer or any of the Core Transactions;

•

the effectiveness of the registration statement of which this document is a part, and the absence of any stop order or proceeding (or threatened proceeding) by the SEC seeking a stop order relating to such effectiveness;

•	the CB&I Shareholder Approval and the McDermott Stockholder Approval shall have been obtained;

•	the McDermott Articles Amendment shall have become effective;

•	the approval for listing on the NYSE of the shares of McDermott Common Stock to be issued pursuant to the Combination, subject to official notice of issuance;

•	any waiting period applicable to the Combination under the HSR Act shall have expired or been earlier terminated and competition law merger control clearance in Russia shall have been obtained; and

•

McDermott and CB&I shall each be reasonably satisfied that all of the conditions to funding the Financings or any applicable alternative financing arrangements shall have been satisfied or that the applicable financings shall have been funded.

Additional Conditions to the Obligations of the McDermott Parties. The obligations of the McDermott Parties to complete the Combination (including the obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to be exchanged for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer) are subject to the fulfillment (or waiver by McDermott, to the extent permissible under applicable law) of the following additional conditions:

•	performance in all material respects by each CB&I Party of its covenants and agreements required to be performed by it under the Business Combination Agreement at or prior to the Closing Date;

•

the accuracy of the representations and warranties of the CB&I Parties contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the Closing Date (except for any representations and warranties made as of a particular date or period), generally subject to a material adverse effect standard or other materiality standard provided in the Business Combination Agreement; and

•

receipt by McDermott of a certificate of CB&I, executed on its behalf by an executive officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

Additional Conditions to the Obligations of CB&I. The obligations of the CB&I Parties to complete the Combination are subject to the fulfillment (or waiver by CB&I, to the extent permissible under applicable law) of the following additional conditions:

•	performance in all material respects by each McDermott Party of its covenants and agreements required to be performed by it under the Business Combination Agreement at or prior to the Closing Date;

•

the accuracy of the representations and warranties of the McDermott Parties contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the Closing Date (except for any representations and warranties made as of a particular date or period), generally subject to a material adverse effect standard or other materiality standard provided in the Business Combination Agreement; and

•

receipt by CB&I of a certificate of McDermott, executed on its behalf by an executive officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

Waiver of Conditions to the Exchange Offer as Part of the Combination

The satisfaction of the conditions to the Exchange Offer as part of the Combination may be waived by the party or parties entitled to benefit from the conditions as and to the extent permitted by applicable law and subject to the terms and conditions of the Business Combination Agreement.

Timetable

Acceptance Period; Expiration Date

The Exchange Offer commenced on May 29, 2018 and, subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, will expire at 12:01 a.m., Eastern time, on May 10, 2018, unless otherwise extended as described below.

Acceptance of Shares of CB&I Common Stock in the Exchange Offer

Promptly following the Exchange Offer Expiration Time (but in any event within one hour, if the Exchange Offer Expiration Time occurs between 9:00 a.m. to 4:00 p.m., Eastern time, on any business day), McDermott Bidco will accept for exchange and, at or promptly (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), deliver the Exchange Offer Consideration (by delivery by McDermott Bidco of shares of McDermott Common Stock to the Exchange Agent appointed by McDermott Bidco for the Exchange Offer) for all shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer as of the Exchange Offer Effective Time.

The obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to offer in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer is subject only to the satisfaction (or waiver) of the closing conditions set forth above under the heading “—Conditions to the Exchange Offer as Part of the Combination.” If McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer, the CB&I Parties and the McDermott Parties will complete the Core Transactions promptly thereafter in accordance with the Business Combination Agreement (and in any event on the Closing Date, provided that the Liquidation Distribution will occur on the Closing Date or as soon as practicable thereafter).

Extension of the Exchange Offer

McDermott Bidco may extend the Exchange Offer to such other date and time as may be agreed in writing by McDermott and CB&I, and McDermott Bidco will extend the Exchange Offer for any minimum period as may be required by the SEC (including, without limitation, for any five-day extension period or longer period required under Rule 14d-4 or Rule 14e-1 under the Exchange Act) or the NYSE. Pursuant to the Business Combination Agreement, McDermott Bidco has agreed to extend the Exchange Offer on one or more occasions if, at the then-scheduled Exchange Offer Expiration Time, any condition to the Exchange Offer has not been satisfied or waived, provided that:

•

prior to the date of the later of the McDermott Special Meeting and the CB&I Special General Meeting, no single extension is permitted to be for a period ending later than the earlier of: (1) the 20th business day after the then-scheduled Exchange Offer Expiration Time and (2) the fifth business Day after the date on which the later of the McDermott Special Meeting and the CB&I Special General Meeting is scheduled to occur (or is reasonably expected to occur);

•	after the date of the later of the McDermott Special Meeting and the CB&I Special General Meeting, no single extension is permitted for a period of more than five business days; and

•	McDermott Bidco may not under any circumstances extend the Exchange Offer to a date later than the Termination Date.

McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date.

The parties do not anticipate commencing any subsequent offering period following the Exchange Offer Expiration Time.

Amendment of the Exchange Offer

McDermott Bidco expressly reserves the right at any time to make any change in the terms of, or conditions to, the Exchange Offer; however, McDermott Bidco must obtain the prior written consent of CB&I to:

•	decrease the Exchange Offer Ratio;

•	change the form of Exchange Offer Consideration;

•	decrease the number of shares of CB&I Common Stock sought in the Exchange Offer;

•	terminate, accelerate, extend or otherwise change the Exchange Offer Expiration Time, except as otherwise provided in the Business Combination Agreement;

•	impose additional conditions to the Exchange Offer;

•	expand existing conditions to the Exchange Offer; or

•

otherwise amend, modify or supplement any of the conditions to the Exchange Offer in a manner adverse to, or that reasonably could be expected to be adverse to, the holders of shares of CB&I Common Stock (other than McDermott or McDermott Bidco) or in a manner that materially and adversely affects the likelihood of consummation of the Exchange Offer on a timely basis.

Termination of the Exchange Offer

The Exchange Offer may not be terminated prior to the initial Exchange Offer Expiration Time or the then-scheduled Exchange Offer Expiration Time (as it may be extended) unless the Business Combination Agreement is validly terminated pursuant to its terms. If the Exchange Offer is terminated in accordance with the Business Combination Agreement by McDermott Bidco prior to the acceptance for payment and payment for shares of CB&I Common Stock tendered pursuant to the Exchange Offer, McDermott Bidco will (and McDermott will cause McDermott Bidco to) promptly return, and will cause the Exchange Agent to return, in accordance with applicable law, all tendered shares of CB&I Common stock to the registered holders thereof.

Procedures for Tendering

For you to validly tender your shares of CB&I Common Stock pursuant to the Exchange Offer, prior to the expiration of the Exchange Offer:

•

If your shares are directly registered in your own name in CB&I’s shareholders register, including if you are a record holder and you hold shares in book-entry form on the books of CB&I’s transfer agent, the following must be received by the Exchange Agent at one of its addresses set forth in the letter of transmittal prior to the Exchange Offer Expiration Time: (a) the letter of transmittal, properly completed and duly executed, and (b) any other documents required by the letter of transmittal.

•

If your shares are held in “street” name and are being tendered by book-entry transfer into an account maintained at the DTC, the following must be received by the Exchange Agent at one of its addresses set forth in the letter of transmittal prior to the Exchange Offer Expiration Time: (a) the letter of transmittal, properly completed and duly executed, or an agent’s message; (b) a book-entry confirmation from DTC; and (c) any other required documents.

•

If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

•

If your shares are allocated to your account under the Chicago Bridge and Iron Savings Plan or the Lutech Resources, Inc. 401(k) Savings Plan (the “CB&I 401(k) Plans”), you should follow the special instructions you receive from the plan trustee.

The term “agent’s message” means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that McDermott Bidco may enforce that agreement against such participant.

The Exchange Agent will establish an account with respect to the shares of CB&I Common Stock at DTC for purposes of the Exchange Offer, and any eligible institution that is a participant in DTC may make book—entry delivery of shares of CB&I Common Stock by causing DTC to transfer such shares into the Exchange Agent’s account at DTC in accordance with DTC’s procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

Do not send letters of transmittal to McDermott, McDermott Bidco or CB&I. Letters of transmittal for shares of CB&I Common Stock should be sent to the Exchange Agent at an address listed on the letter of transmittal.

Trustees, executors, administrators, guardians, attorneys—in—fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by McDermott Bidco.

The method of delivery of shares of CB&I Common Stock and all other required documents, including delivery through DTC, is at the option and risk of the tendering CB&I shareholder, and delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, McDermott Bidco recommends registered mail with return receipt requested and properly insured. In all cases, CB&I shareholders should allow sufficient time to ensure timely delivery.

No Guaranteed Delivery

McDermott Bidco is not providing for guaranteed delivery procedures, and therefore CB&I shareholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC and the Exchange Agent prior to the expiration date. CB&I shareholders must tender their shares of CB&I Common Stock in accordance with the procedures set forth in this document. In all cases, McDermott Bidco will exchange shares validly tendered and accepted for exchange pursuant to the Exchange Offer only after timely receipt by the Exchange Agent of shares (or timely confirmation of a book-entry transfer of such shares into the Exchange Agent’s account at DTC as described elsewhere in this document), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

Effect of Tenders

A tender of CB&I Common Stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the Exchange Offer as well as your representation and warranty to McDermott Bidco that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of CB&I Common Stock or other securities issued or issuable in respect of such shares); and (2) when the same are accepted for exchange, McDermott Bidco will acquire good, marketable and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The exchange of shares of CB&I Common Stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (a) the letter of transmittal for the shares of CB&I Common Stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book—entry transfer through DTC, an agent’s message, and (b) any other required documents.

Determination of Validity

McDermott Bidco will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of CB&I Common Stock, in McDermott Bidco’s sole discretion, and its determination will be final and binding, subject to any judgment of any court of competent jurisdiction. McDermott Bidco reserves the absolute right to reject any and all tenders of shares of CB&I Common Stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. McDermott Bidco also reserves the absolute right to waive any defect or irregularity in the tender of any shares of CB&I Common Stock. No tender of shares of CB&I Common Stock is valid until all defects and irregularities in such tender have been cured or waived. Neither McDermott Bidco nor the Exchange Agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any CB&I Common Stock or will incur any liability for failure to give any such notification. McDermott Bidco’s interpretation of the terms and conditions of the Exchange Offer (including the letter of transmittal and instructions thereto) will be final and binding.

Withdrawal Rights

A CB&I shareholder may properly withdraw shares of CB&I Common Stock tendered pursuant to the Exchange Offer at any time prior to the Exchange Offer Expiration Time. On and after the Closing Date, CB&I shareholders that have tendered their shares pursuant to the Exchange Offer will no longer be able to withdraw their shares and tenders of shares made pursuant to the Exchange Offer will be irrevocable; provided, that, if McDermott Bidco has not yet accepted shares of CB&I Common Stock tendered for exchange, any CB&I shareholder may withdraw its tendered shares after the 60th day following commencement of the Exchange Offer pursuant to Section 14(d)(5) of the Exchange Act.

To properly withdraw previously tendered shares, CB&I shareholders must instruct the Exchange Agent to arrange for the withdrawal of such shares by a written or facsimile transmission notice of withdrawal, which must be timely received by the Exchange Agent prior to the Exchange Offer Effective Time at the appropriate address set forth on the back cover of this document. Any notice of withdrawal must specify the name of the person having tendered the shares of CB&I Common Stock to be withdrawn, the number of tendered shares of CB&I Common Stock to be withdrawn and the name of the holder of the tendered shares of CB&I Common Stock to be withdrawn, if different from that of the person who tendered such shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by McDermott Bidco, in its sole discretion, which determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of tendered shares of CB&I Common Stock will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of McDermott Bidco or any of its affiliates or assignees, the Exchange Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of shares of CB&I Common Stock may not be rescinded, and any shares of CB&I Common Stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. However, withdrawn shares of CB&I Common Stock may be retendered by following one of the procedures for tendering described above.

Settlement of the Exchange Offer

Promptly following the Exchange Offer Expiration Time (but in any event within one hour, if the Exchange Offer Expiration Time occurs between 9:00 a.m. to 4:00 p.m., Eastern time, on any business day), McDermott Bidco will accept for exchange and, at or promptly (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), deliver the Exchange Offer Consideration (by delivery by McDermott Bidco of shares of McDermott Common Stock to the Exchange Agent appointed by McDermott Bidco for the Exchange Offer) for all shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer as of the Exchange Offer Effective Time.

Cash in Lieu of Fractional Shares of McDermott Common Stock

McDermott Bidco will only deliver whole shares of McDermott Common Stock in the Exchange Offer. To the extent a CB&I shareholder otherwise would be entitled to a fractional share of McDermott Common Stock as a result of the application of the Exchange Offer Ratio, such shareholder will instead receive an amount in cash equal to the product of the fractional share interest such shareholder otherwise would be entitled to and the closing price for a share of McDermott Common Stock on the business day immediately preceding the Closing Date. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

Announcements

Promptly after satisfaction (or waiver to the extent permissible) of the last condition to the Combination to be satisfied (or waived), the parties will issue a public announcement to such effect, which will include the expected Exchange Offer Expiration Time and the expected Closing Date.

Listing of Shares of McDermott Common Stock Issued in the Exchange Offer

A condition to completion of the Exchange Offer is the approval for listing on the NYSE of all the shares of McDermott Common Stock to be issued in the Combination, subject to official notice of issuance. McDermott has agreed to use its reasonable best efforts to obtain such approval from the NYSE.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This document is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy or sell any shares of CB&I Common Stock in any jurisdiction in which the offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of McDermott, McDermott Bidco or CB&I has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of CB&I Common Stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of CB&I Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for McDermott, McDermott Bidco or CB&I to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders are urged to consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of CB&I Common Stock that may apply in their home countries. None of McDermott, McDermott Bidco or CB&I can provide any assurance about whether such limitations may exist.

COMPARATIVE PER SHARE MARKET INFORMATION AND DIVIDED INFORMATION

The following table sets forth the closing sale price per share of McDermott Common Stock and CB&I Common Stock as reported on the NYSE as of December 18, 2017, the last trading day before the public announcement of the Combination, and as of March 28, 2018, the most recent practicable trading day prior to the date of this document. The table also shows the implied value of the Combination consideration proposed for each share of CB&I Common Stock as of the same dates. This implied value was calculated by multiplying the closing sale price of a share of McDermott Common Stock on the relevant date and the exchange offer ratio of 2.47221.

	McDermott Closing Price	CB&I Closing Price	Equivalent Per Share Value
December 18, 2017	$7.59	$17.92	$18.76
March 28, 2018	5.96	14.04	14.73

The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share for McDermott Common Stock and CB&I Common Stock as reported on the NYSE, which is the principal trading market for both McDermott Common Stock and CB&I Common Stock, and the cash dividends declared per share of McDermott Common Stock and CB&I Common Stock.

The market prices of McDermott Common Stock and CB&I Common Stock will fluctuate between the date of this document and the completion of the Combination. No assurance can be given concerning the market prices of McDermott Common Stock or CB&I Common Stock before the completion of the Combination or McDermott Common Stock after the completion of the Combination. Because the Exchange Offer Ratio is fixed in the Business Combination Agreement, the market value of the McDermott Common Stock that CB&I shareholders will receive in connection with the Combination may vary significantly from the prices shown in the table above. Accordingly, CB&I shareholders are advised to obtain current market quotations for McDermott Common Stock and CB&I Common Stock before deciding whether to vote for adoption of the Business Combination Agreement.

	McDermott Common Stock			CB&I Common Stock
	Price Range		Cash Dividends Declared	Price Range		Cash Dividends Declared
	High	Low		High	Low
2018
First quarter (through March 28, 2018)	$9.07	$5.95	$—	$21.94	$13.87	$—

2017
Fourth Quarter	7.85	6.05	—	18.72	13.76	—
Third Quarter	7.73	5.56	—	20.20	9.55	—
Second Quarter	7.23	5.90	—	31.69	12.91	0.07
First Quarter	8.33	6.08	—	36.15	28.40	0.07

2016
Fourth Quarter	8.21	4.93	—	36.56	26.55	0.07
Third Quarter	5.40	4.41	—	39.71	26.12	0.07
Second Quarter	5.19	3.53	—	41.33	32.16	0.07
First Quarter	4.44	2.20	—	39.82	31.30	0.07

2015
Fourth Quarter	6.00	3.18	—	46.39	36.75	0.07
Third Quarter	5.37	3.02	—	53.73	36.23	0.07
Second Quarter	5.93	3.86	—	59.45	44.00	0.07
First Quarter	3.91	2.10	—	50.12	32.16	0.07

	McDermott Common Stock			CB&I Common Stock
	Price Range		Cash Dividends Declared	Price Range		Cash Dividends Declared
	High	Low		High	Low

2014
Fourth Quarter	5.72	2.21	—	58.21	37.37	0.07
Third Quarter	8.12	5.65	—	70.27	57.54	0.07
Second Quarter	8.43	6.58	—	89.22	64.67	0.07
First Quarter	9.36	7.25	—	87.41	70.76	0.07

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The table below summarizes unaudited per share information for McDermott on a historical basis and on a pro forma combined basis reflecting the proposed Combination and the effects of the proposed McDermott Reverse Stock Split. The Exchange Offer Ratio for the pro forma computations is 2.47221 shares of McDermott Common Stock per share of CB&I Common Stock. You should read the information below, together with the financial statements and related notes of McDermott and CB&I appearing elsewhere in this document and the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Statements.” You should not rely on this historical or pro forma information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of McDermott. The historical net book value per share is computed by dividing total stockholders’ or shareholders’ equity by the number of shares outstanding at the end of the period, excluding any shares held in treasury. The unaudited pro forma combined earnings per share value, in the “Combined Business Pro Forma” column below, is computed by dividing pro forma earnings from continuing operations available to holders of McDermott shares by the pro forma weighted average number of shares outstanding. The unaudited pro forma combined net book value per share is computed by dividing total pro forma stockholders’ or shareholders’ equity by the pro forma number of shares outstanding at the end of the period.

	Year Ended December 31, 2017
	McDermott		CB&I
	Historical	Combined Business Pro Forma	Historical	Equivalent Pro Forma(1)
Prior to reverse stock split
Basic income (loss) per share from continuing operations	$0.65	$(2.48)	$(13.40)	$(6.13)
Diluted income (loss) per share from continuing operations	0.63	(2.48)	(13.40)	(6.13)
Cash dividends per share	—	—	0.14	—
Book value per share at period end(2)	6.30	6.93	2.15	17.13

Effect of the reverse stock split
Basic income (loss) per share from continuing operations	1.95	(7.44)
Diluted income (loss) per share from continuing operations	1.89	(7.44)
Book value per share at period end	18.90	20.79

(1)

Pro forma CB&I equivalent per share amounts were calculated by multiplying the pro forma combined per share amounts by the Exchange Offer Ratio of 2.47221 provided for in the Business Combination Agreement.

(2)

Historical book value per share is computed by dividing shareholders’ equity by the number of shares of McDermott Common Stock or CB&I Common Stock outstanding. Pro forma combined book value per share is computed by dividing pro forma combined stockholders’ or shareholders’ equity by the pro forma number of shares of McDermott Common Stock outstanding.

FINANCING FOR THE COMBINATION

Overview

On December 18, 2017, in connection with the Business Combination Agreement, McDermott entered into or received commitment letters (including the exhibits and other attachments thereto, and together with any amendments, modifications or supplements thereto, the “Commitment Letters”) from certain financial institutions to provide debt financing for the Combination. Barclays Bank PLC (“Barclays”), Crédit Agricole Corporate and Investment Bank (“CACIB”), Goldman Sachs Bank USA (“GS”), ABN AMRO Capital USA LLC (“ABN”), Royal Bank of Canada (“RBC”), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) and Standard Chartered Bank (“Standard Chartered”) are arrangers and/or agents for the debt financing and have provided commitments in respect thereof (Barclays, CACIB, GS, ABN, RBC, BTMU and Standard Chartered, together with the other commitment parties are collectively referred to in this document as the “Commitment Parties”). The following is a description of the principal terms of the indebtedness contemplated by the Commitment Letters as in effect on the date hereof.

In connection with the Combination, McDermott expects to engage in the following financing activities:

•	the entry into a senior secured revolving credit facility in an aggregate principal amount of $1.0 billion (the “Revolving Credit Facility”);

•	the entry into a senior secured letter of credit facility in the aggregate face amount of $1.39 billion (the “LC Facility”);

•

The entry into one or more senior secured term loans in the aggregate principal amount of $2.06 billion (the “Term Loan” and, together with the Revolving Credit Facility and the LC Facility, the “Senior Credit Facilities”), a portion of which will be cash collateralized to backstop letters of credit; and

•	the issuance by McDermott or one or more of its subsidiaries of senior unsecured debt securities in a private placement in the aggregate principal amount of $1.5 billion (the “Notes”).

Pursuant to the Commitment Letters, certain of the Commitment Parties have committed to provide, subject to the terms and conditions set forth therein, (i) the Senior Credit Facilities and (ii) senior unsecured bridge facilities in an aggregate principal amount of up to $1.5 billion, the availability of which will be subject to reduction upon the issuance of the Notes pursuant to the terms set forth in the Commitment Letters (the “Bridge Facilities” and, together with the Senior Credit Facilities, the “Facilities”).

The terms of the Facilities will be set forth in definitive loan documentation consistent with the terms set forth in the Commitment Letters and specified documentation standards. The Commitment Parties’ commitments are subject to the satisfaction of certain conditions, including: (1) the execution and delivery of definitive documentation with respect to the Facilities in accordance with the terms sets forth in the Commitment Letters; (2) the substantially concurrent consummation of the Combination in accordance with the Business Combination Agreement; and (3) the absence of any material adverse effect with respect to CB&I’s business.

The total amount of funds currently estimated to be required by McDermott to consummate the Combination, including to fund the CB&I Technology Acquisition, to fund cash payments in respect of outstanding CB&I Performance Share Awards and dividend equivalents associated with certain CB&I Restricted Stock Unit Awards and to repay certain indebtedness of McDermott and CB&I is approximately $2.8 billion, excluding related fees and expenses. McDermott anticipates funding such cash requirements from McDermott’s available cash on hand and proceeds from the Facilities described below.

Senior Credit Facilities

Use of Proceeds

The proceeds of the Senior Credit Facilities will be used as of the closing of the Combination to: (1) fund the transactions contemplated under the Combination; (2) pay fees and expenses in connection with the

Combination; and (3) repay all existing material indebtedness for borrowed money of McDermott and CB&I and their respective subsidiaries (the “Existing Funded Debt”) and replace, backstop or cash collateralize letters of credit issued under the facilities being terminated in connection with such repayment and certain bilateral credit facilities. The Revolving Credit Facility and the LC Facility may also be used by McDermott for working capital purposes, letters of credit and other liquidity needs on and following the Closing Date.

Specifically, the full amount of the Term Loan and, if the full amount of the Notes are not issued, the Bridge Facilities (as reduced by the amount of the Notes that are issued) will be drawn on the Closing Date to fund the Combination, the repayment of the Existing Funded Debt, the cash collateralization of existing performance and financial letters of credit of the combined business and the payment of fees and expenses in connection therewith. In addition, on the Closing Date, performance and financial letters of credit will be available under the Revolving Credit Facility (subject to a sub-limit for financial letters of credit of $200 million) and performance letters of credit will be available under the LC Facility, in each case to backstop or replace existing letters of credit of the combined business, and up to $75 million of loans will be available under the Revolving Credit Facility on the Closing Date to fund McDermott’s working capital needs.

Interest and Letter of Credit Participation Fees

At the option of McDermott, amounts outstanding under the Term Loan are expected to bear interest at either a base rate (the highest of the prime rate, the Federal Funds rate plus 0.50%, or the 30-day Eurodollar Rate plus 1.0%) or the reserve-adjusted Eurodollar rate (the “Eurodollar Rate”), plus, in each case, an applicable margin per annum equal to 4.00% in respect of base rate loans and 5.00% in respect of Eurodollar loans. In addition, at the option of McDermott, amounts outstanding under the Revolving Credit Facility and the LC Facility are expected to bear interest at either a base rate or the Eurodollar Rate, plus, in each case, an applicable margin per annum that will range from 2.75% to 3.25% based on McDermott’s leverage in respect of amounts that accrue interest at the base rate and from 3.75% to 4.25% based on McDermott’s leverage in respect of amounts that accrue interest at the Eurodollar Rate.

With respect to all letters of credit outstanding under the Revolving Credit Facility and the LC Facility, we expect to be charged a participation fee of (i) between 3.75% and 4.25% per year in respect of financial letters of credit and (ii) between 1.875% and 2.125% per year in respect of performance letters of credit, in each case depending on McDermott’s leverage ratio.

Maturity and Amortization

The Term Loan is expected to mature on the seventh anniversary of the Closing Date unless the maturity date under the Revolving Credit Facility or the LC Facility is earlier than the fifth anniversary of the Closing Date, in which case the Term Loan is expected to mature on the sixth anniversary of the Closing Date. In addition, the Term Loan is expected to provide that if, on the date that is six months prior to the scheduled maturity date of the Six-Year Notes (as defined below), certain conditions have not been met, the maturity date of the Term Loan will be the date that is six months prior to the scheduled maturity date of the Six-Year Notes. The outstanding principal amount under the Term Loan will be payable in equal quarterly amounts of 1.00% per annum, with the remaining balance payable on the maturity date thereof.

Each of the Revolving Credit Facility and the LC Facility is expected to mature on the fifth anniversary of the Closing Date. The outstanding principal amount of the loans under the Revolving Credit Facility will be due on the maturity date of the Revolving Credit Facility.

McDermott intends to reduce its funded indebtedness over time, with cash flows from operations. Except for that intention, no plans have been made with respect to repayment of indebtedness under the Senior Credit Facilities or the Notes.

Guarantees and Security

The Commitment Letters provide that the borrowers’ obligations under the Senior Credit Facilities and certain hedging arrangements and cash management arrangements of McDermott and its subsidiaries entered into with the agents and lenders under the Senior Credit Facilities will be unconditionally guaranteed, jointly and severally, by McDermott and each of its existing and subsequently acquired or organized direct or indirect wholly owned restricted subsidiaries (other than certain excluded subsidiaries as more fully described in the Commitment Letters) (McDermott and such subsidiary guarantors, the “Guarantors”). In addition, the Commitment Letters provide that subject to certain agreed-upon collateral principles and the exclusion of certain assets as more fully described in the Commitment Letters, the obligations of the borrowers and Guarantors under the Senior Credit Facilities and the above-mentioned hedging arrangements and cash management arrangements will be secured by first priority liens on and security interests in substantially all of the present and after-acquired assets of the borrowers and the Guarantors.

Prepayments

The Commitment Letters provide that borrowers under the Senior Credit Facilities will be required to make the following mandatory prepayments in respect of the Term Loan (consistent with specified documentation standards): (1) 100% of the net cash proceeds from the incurrence of indebtedness not otherwise permitted under the definitive documentation for the Term Loan; (2) 100% of the net cash proceeds from asset sales and insurance and condemnation proceeds, subject to thresholds and customary reinvestment rights; and (3) commencing with the fiscal year ending December 31, 2018, 75% of McDermott’s excess cash flow (subject to reductions to 50% and 25% based on McDermott’s senior secured leverage).

In addition, the borrowers under the Senior Credit Facilities will be permitted at any time to make voluntary prepayments of the loans under the Senior Credit Facilities without premium or penalty, subject only to the obligation to reimburse the lenders thereunder for breakage costs and, in the case of a repricing event under the Term Loan occurring on or before the date that is 12 months after the Closing Date that results in a reduction of the effective interest rate under the Term Loan, a prepayment premium of 1.0% of the principal amount of loans under the Term Loan subject to such repricing event.

Representations, Covenants and Events of Default

The Commitment Letters provide that the Senior Credit Facilities will contain (consistent with the specified documentation standards): (1) various representations and warranties and affirmative covenants; (2) several negative covenants, including limitations on incurring indebtedness, liens, fundamental changes, asset sales, investments, dividends and repayment of certain indebtedness, sale leasebacks, capital expenditures, amendments to organizational documents and certain other material agreements and change of business, in each case with baskets, thresholds and exceptions to be agreed; and (3) specified events of default, including for nonpayment of principal and interest, breach of affirmative or negative covenants, certain cross defaults, change in control, bankruptcy events, certain ERISA and pension plan events, certain unsatisfied judgments, invalidity of guarantees or security documents and the loss of perfection with respect to collateral, in each case with grace periods, thresholds and exceptions to be agreed. In addition, each of the Revolving Credit Facility and the LC Facility and, in the case of clause (2) below, the Term Loan will require compliance with financial maintenance covenants requiring: (1) a minimum fixed charge coverage ratio at the end of each fiscal quarter; (2) a maximum leverage ratio at the end of each fiscal quarter; and (3) minimum liquidity as of the last day of each fiscal quarter.

Notes

McDermott expects to issue $1.5 billion of Notes in lieu of the Bridge Facilities prior to or concurrently with the consummation of the Combination. The Notes are expected to consist of two issuances, the first of which is expected to be in an aggregate principal amount of $950 million and mature on the sixth anniversary of the

Closing Date (the “Six-Year Notes”). The second issuance is expected to be in an aggregate principal amount of $550 million and mature on the eighth anniversary of the Closing Date (the “Eight-Year Notes”). However, the terms of the Notes are not committed and will depend on market conditions at the time of issuance. The proceeds from the issuance of the Notes will be used to finance in part the Combination, the repayment of Existing Funded Debt and to pay fees and expenses in connection with the Combination.

Bridge Facilities

In the event that the gross cash proceeds from the issuance of the Six-Year Notes are less than $950 million, McDermott intends to enter into a senior unsecured bridge loan facility (the “Six-Year Bridge Facility”) in an aggregate principal amount of $950 million (less the gross cash proceeds received in connection with the Six-Year Notes). The loans under the Six-Year Bridge Facility will bear interest at the Eurodollar Rate plus an applicable margin that increases over time up to a specified maximum amount. The loans under the Six-Year Bridge Facility will initially mature on the first anniversary of the Closing Date, but they will automatically convert into extended term loans maturing on the six-year anniversary of the Closing Date if certain conditions are met.

The Six-Year Bridge Facility will be subject to affirmative and negative covenants and events of default consistent with the specified documentation standards and will not contain any financial maintenance covenants.

Furthermore, in the event that the gross cash proceeds from the issuance of the Eight-Year Notes are less than $550 million, McDermott intends to enter into a senior unsecured bridge loan facility (the “Eight-Year Bridge Facility”) in an aggregate principal amount of $550 million (less the gross cash proceeds received in connection with the Eight-Year Notes). The loans under the Eight-Year Bridge Facility will bear interest at the Eurodollar Rate plus an applicable margin that increases over time up to a specified maximum amount. The loans under the Eight-Year Bridge Facility will initially mature on the first anniversary of the Closing Date, but they will automatically convert into extended term loans maturing on the eight-year anniversary of the Closing Date if certain conditions are met.

The Eight-Year Bridge Facility will be subject to affirmative and negative covenants and events of default consistent with the specified documentation standards and will not contain any financial maintenance covenants.

Bilateral Credit Facilities

Both McDermott and CB&I are parties to a number of short-term uncommitted bilateral credit facilities (the “Uncommitted Facilities”) across several geographic regions. The Uncommitted Facilities generally are used to provide letters of credit or bank guarantees to customers in support of advance payments and performance in the ordinary course of business. Our expectation is that a number of the Uncommitted Facilities will continue to remain in place following the Closing Date. However, the proceeds from, and letters of credit issued under, the Senior Credit Facilities may be used to replace, backstop or otherwise cash collateralize existing obligations under certain of the Uncommitted Facilities.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements have been prepared to reflect the acquisition of CB&I by McDermott. The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2017 combines the historical Consolidated Statements of Operations of McDermott and CB&I, giving effect to the Combination as if it had occurred on January 1, 2017. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2017 combines the historical Consolidated Balance Sheets of McDermott and CB&I, giving effect to the Combination as if it had occurred on December 31, 2017. The historical Consolidated Statements of Operations and Consolidated Balance Sheets of McDermott and CB&I have been adjusted in the Unaudited Pro Forma Combined Financial Statements to give effect to pro forma events that are: (1) directly attributable to the Combination; (2) factually supportable; and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the accompanying notes to the Unaudited Pro Forma Combined Financial Statements. In addition, the Unaudited Pro Forma Combined Financial Statements were based on and should be read in conjunction with the:

•

separate historical Consolidated Financial Statements of McDermott as of and for the year ended December 31, 2017 and the related notes included in McDermott’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended (the “McDermott 2017 Form 10-K”), which is incorporated by reference into this document; and

•

separate historical Consolidated Financial Statements of CB&I as of and for the year ended December 31, 2017 and the related notes included in CB&I’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended (the “CB&I 2017 Form 10-K”), which is incorporated by reference into this document.

The Unaudited Pro Forma Combined Financial Statements are not necessarily indicative of what the combined business’ financial position or results of operations actually would have been had the Combination been completed as of the dates indicated. In addition, the Unaudited Pro Forma Combined Financial Statements do not purport to represent the future financial position or operating results of the combined business.

The Unaudited Pro Forma Combined Financial Statements have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, and the regulations of the SEC. McDermott and CB&I did not have material transactions between them during the periods presented in the Unaudited Pro Forma Combined Financial Statements. McDermott will be considered the acquirer in the Combination for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these Unaudited Pro Forma Combined Financial Statements. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could be material and could have a material impact on the future results of operations and financial position of the combined business.

The Unaudited Pro Forma Combined Financial Statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined business may achieve as a result of the Combination, any costs to integrate the operations of McDermott and CB&I, or any costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

COMBINED McDERMOTT INTERNATIONAL, INC.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(In millions, except per share amounts)

	McDermott	CB&I	Pro Forma Adjustments	Note 4	Pro Forma Combined
Revenues	$2,985	$6,673	$—		$9,658
Costs and Expenses:
Cost of operations	2,449	6,666	(41)	(l)	9,074
Intangibles amortization	—	26	192	(m)	218
Income from Investments in Unconsolidated Affiliates	—	(48)	48	(n)	—
Research and development expenses	5	—	27	(l)	32
Selling, general and administrative expenses	199	275	—		474
Restructuring expenses	—	114	—		114
Other operating expense (income)	7	(65)	—		(58)

Total costs and expenses	2,660	6,968	226		9,854

Operating income (loss)	325	(295)	(226)		(196)

Other expense:
Interest expense, net	(63)	(226)	(29)	(o)	(318)
Other non-operating expense, net	(1)	—	—		(1)

Total other expense, net	(64)	(226)	(29)		(319)

Income (loss) before provision for income taxes	261	(521)	(255)		(515)
Income tax expense (benefit)	69	799	(72)	(p)	796

Income (loss) before income (loss) from Investments in Unconsolidated Affiliates	192	(1,320)	(183)		(1,311)
(Loss) income from Investments in Unconsolidated Affiliates	(14)	—	48	(n)	34

Net income (loss) from continuing operations	178	(1,320)	(135)		(1,277)
Less: Net (loss) income attributable to noncontrolling interest	(1)	33	—		32

Net income (loss) from continuing operations attributable to the business	$179	$(1,353)	$(135)		$(1,309)

Net income (loss) per share(1)
Basic	$0.65				$(2.48)
Diluted	$0.63				$(2.48)
Shares used in the computation of net income (loss) per share:
Basic	273,337,931	253,613,487		(q)	526,951,418
Diluted(2)	285,634,757	253,613,487		(q)	526,951,418

(1)	Effects of the proposed McDermott Reverse Stock Split are described in “Comparative Historical and Pro Forma Per Share Information” in this document.
(2)	For pro forma computation of basic and diluted earnings per common share, diluted number of shares equals basic number of shares due to net pro forma loss position.

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

COMBINED McDERMOTT INTERNATIONAL, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

December 31, 2017

(In millions)

	McDermott	CB&I	Preliminary Purchase Price Allocation	Note 4	Other Pro Forma Adjustments	Note 4	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$390	$355	$(16)	(a)	$115	(a)	$844
Restricted cash and cash equivalents	18	—	—		319	(b)	337
Accounts receivable—trade, net	328	760	—		—		1,088
Accounts receivable—other	41	—	—		—		41
Inventory	—	102	—		—		102
Contracts in progress	621	316	—		—		937
Assets held for sale	—	18	—		—		18
Other current assets	36	281	—		(6)	(c)	311

Total current assets	1,434	1,832	(16)		428		3,678

Property, plant and equipment, net	1,666	419	—		—		2,085
Accounts receivable—long-term retainages	39	—	—		—		39
Goodwill	—	2,836	247	(d)	—		3,083
Other intangible assets	—	196	1,577	(e)	—		1,773
Investments in Unconsolidated Affiliates	8	206	—		—		214
Deferred income taxes	18	—	—		—		18
Other assets	58	483	—		31	(f)	572

Total assets	$3,223	$5,972	$1,808		$459		$11,462

Liabilities and Equity
Current liabilities:
Current debt	$24	$1,160	$—		$(1,145)	(g)	$39
Revolver borrowings	—	1,102	—		(1,102)	(g)	—
Accounts payable	279	972	—		—		1,251
Accrued and other current liabilities	337	752	—		(77)	(h)	1,012
Advance billings on contracts	32	1,276	—		—		1,308
Income taxes payable	35	—	—		42	(h)	77

Total current liabilities	707	5,262	—		(2,282)		3,687
Long-term debt	513	—	—		2,886	(g)	3,399
Self-insurance liabilities	16	—	—		73	(i)	89
Pension liabilities	14	—	—		209	(i)	223
Non-current income taxes	63	64	—		(48)	(i)	79
Other liabilities	121	428	17	(j)	(234)	(i)	332
Commitments and contingencies
Stockholders’ equity:
Common stock	293	1	253	(k)	—		547
Capital in excess of par value	1,663	743	865	(k)	9	(k)	3,280
Accumulated deficit	(48)	(102)	102	(k)	(154)	(k)	(202)
Accumulated other comprehensive loss	(51)	(316)	316	(k)	—		(51)
Treasury stock	(96)	(255)	255	(k)	—		(96)

Stockholders’ Equity	1,761	71	1,791	(k)	(145)		3,478
Noncontrolling interest	28	147	—		—		175

Total equity	1,789	218	1,791		(145)		3,653

Total liabilities and equity	$3,223	$5,972	$1,808		$459		$11,462

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1—Business Combination Agreement with Chicago Bridge & Iron Company N.V. (“CB&I”)

On December 18, 2017, McDermott International, Inc., Chicago Bridge & Iron Company N.V. and certain of their respective subsidiaries entered into the Business Combination Agreement pursuant to which CB&I and McDermott will combine their respective businesses through the Combination. The Business Combination Agreement has been approved by the McDermott Board and the CB&I Boards.

Upon completion of the Combination, McDermott stockholders are expected to own approximately 53 percent of the combined business on a fully diluted basis and CB&I shareholders are expected to own approximately 47 percent, assuming all CB&I shareholders participate in the Exchange Offer (such that their share ownership would not be reduced as a result of withholding for Dutch Dividend Withholding Tax).

The Combination involves a series of transactions resulting in McDermott’s acquisition of CB&I’s entire business, as discussed below:

CB&I Technology Acquisition—Certain subsidiaries of McDermott will complete acquisition transactions, pursuant to which they will acquire, for cash, the equity of certain U.S. and non-U.S. CB&I subsidiaries that own CB&I’s technology business (referred to herein as the “CB&I Technology Acquisition”). The cash proceeds to be paid by such McDermott entities in connection with the CB&I Technology Acquisition, in the aggregate amount of $2.65 billion, will be used to fund, in part, the repayment of all the outstanding funded indebtedness of CB&I and its subsidiaries and to provide for future working capital needs of the combined business.

The Exchange Offer, Share Sale, Merger and Liquidation—Under the terms of the Business Combination Agreement, McDermott Technology, B.V. will complete an offer to exchange all issued and outstanding shares of CB&I Common Stock for shares of McDermott Common Stock at the Exchange Offer Ratio (as defined below). The CB&I shareholders who do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer and, as a result of the Merger referred to below, become CB&I Newco shareholders will be entitled to receive 2.47221 shares of McDermott Common Stock for each share of CB&I Common Stock owned (or 0.82407 shares if McDermott effects a proposed three-to-one reverse stock split prior to the closing of the Combination) (referred to herein as the “Exchange Offer Ratio”), together with cash in lieu of fractional shares and subject to any applicable withholding taxes.

The consideration per share of CB&I Common Stock to be received pursuant to the remaining steps in the Combination (consisting of the Share Sale, Merger and Liquidation, as detailed in “The Combination”) is the same as in the Exchange Offer, except that the receipt of shares of McDermott Common Stock pursuant to the Liquidation step generally will be subject to Dutch Dividend Withholding Tax.

In accordance with Accounting Standards Codification (“ASC”) Topic ASC 805, Business Combinations (“ASC Topic 805”), the series of transactions resulting in McDermott’s acquisition of CB&I’s entire business will be accounted for as a single accounting transaction, as they were entered into at the same time in contemplation of one another and they are collectively designed to achieve an overall commercial effect. The Combination will be accounted for using the acquisition method of accounting.

The CB&I Technology Acquisition attributable to entities in the United States will result in an approximate $2 billion taxable gain to a U.S. subsidiary. Such gain will result in an additional $2 billion of depreciable U.S. tax basis in CB&I’s technology business for McDermott. See Note 4, Pro Forma Adjustments, item (j), Deferred Taxes, for further discussion of the tax impacts related to structuring the Combination through the above referenced series of transactions.

In connection with the Combination, McDermott entered into or received the Commitment Letters, pursuant to which Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank, Goldman Sachs Bank USA and

other lenders have committed to provide certain debt financing for the Combination. The Commitment Letters provide for the senior secured Term Loan in the aggregate principal amount of $2.15 billion, the $1.0 billion senior secured Revolving Credit Facility, the $1.3 billion senior secured LC Facility and fully committed senior unsecured bridge facilities in an aggregate principal amount of $1.5 billion, the availability of which is subject to reduction upon McDermott’s issuance of notes in a private placement or equity securities pursuant to the terms set forth in the Commitment Letters.

Note 2—Basis of Presentation

The historical Consolidated Statements of Operations and Consolidated Balance Sheets of McDermott and CB&I have been adjusted in the Unaudited Pro Forma Combined Financial Statements to give effect to pro forma events that are: (1) directly attributable to the Combination; (2) factually supportable; and (3) with respect to the pro forma combined statements of operations, expected to have a continuing impact on the combined results following the Combination.

McDermott will be considered the accounting acquirer based on the following facts: (1) upon completion of the Combination McDermott’s stockholders are expected to own approximately 53 percent of McDermott on a fully diluted basis; (2) a group of McDermott’s current directors, including Non-Executive Chairman of the McDermott Board, will constitute a majority of the McDermott Board; and (3) the current President and Chief Executive Officer of McDermott and its current Executive Vice President and Chief Financial Officer will continue in those roles following the closing of the Combination. CB&I’s President and Chief Executive Officer will remain with the combined business for a transition period.

As the acquirer for accounting purposes, McDermott has estimated the fair value of CB&I’s assets acquired and liabilities assumed.

The accounting policies used in the preparation of these Pro Forma Combined Financial Statements are those set out in McDermott’s audited Consolidated Financial Statements included in the McDermott 2017 Form 10-K. For a discussion of changes in McDermott’s revenue recognition policy, effective as of January 1, 2018, see Note 3, Revenue Recognition, to McDermott’s Consolidated Financial Statements included in the McDermott 2017 Form 10-K. Based on a preliminary review of CB&I’s accounting policy disclosures set forth in CB&I’s Consolidated Financial Statements included in the CB&I 2017 Form 10-K, supplemented by discussion with CB&I’s senior financial management, the following preliminary policy differences were identified:

•

Pension and post-retirement benefit plans—McDermott immediately recognizes actuarial gains and losses in earnings in the fourth quarter of each year as a component of pension expense. CB&I recognizes pension actuarial gains and losses as a component of accumulated other comprehensive income (loss) in Shareholders’ Equity and amortizes those gains and losses into earnings over the average future service period, or the average remaining life expectancy, of the plan participants.

•	Reclassifications—Certain reclassifications have been made to CB&I’s historical consolidated financial statements to conform to McDermott’s presentation.

Determining the impact of aligning CB&I’s accounting policies with those of McDermott will require a detailed analysis. This analysis has not been completed. Based on its preliminary analysis, McDermott has not identified any other differences that would have a material impact on the Unaudited Pro Forma Combined Financial Statements. Until the Combination is complete, we will not have full access to all relevant information and will not have completed our evaluation. As a result, the Unaudited Pro Forma Combined Financial Statements reflect no adjustments for differences in accounting policies, except as described in the immediately preceding paragraph. Following completion of the Combination, McDermott will perform a detailed review of CB&I’s accounting policies. As a result of that review, McDermott may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined business.

Note 3—Preliminary Purchase Price Allocation

The Unaudited Pro Forma Combined Balance Sheets have been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The purchase price allocation in these Unaudited Pro Forma Combined Financial Statements is based on an estimated purchase price of approximately $2,025 million, and results in goodwill of approximately $3,083 million.

The final purchase price will be determined using the trading price of shares of McDermott Common Stock on the Closing Date. Therefore, the estimated purchase price will fluctuate with the market price of shares of McDermott Common Stock until the Closing Date. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the consolidated financial statements of the combined business.

The following table summarizes the components of the estimated Combination consideration reflected in the Unaudited Pro Forma Combined Financial Statements (in millions, except share and per share amounts):

Calculation of Combination Consideration(3)
CB&I shares outstanding (at February 21, 2018)	102,519,559
Restricted stock units held by Directors (1)	66,179

Total CB&I shares for Combination consideration	102,585,738
Conversion Ratio (without share split): 1 CB&I share = 2.47221 McDermott shares	253,613,487
McDermott Common Stock price on February 21, 2018	$7.34

Total estimated Combination consideration, excluding non-controlling interests	$1,862
CB&I noncontrolling interests	147
Cash settled awards (2)	16

Total Combination consideration, including noncontrolling interests	$2,025

(1)

CB&I Restricted Stock Units (“RSUs”)—Represents outstanding RSUs held by directors of CB&I. These RSUs will vest prior to the closing and will be outstanding shares that will be replaced through the issuance of shares of McDermott Common Stock. These RSUs meet the criteria under ASC 805 to be accounted for as part of Combination consideration.

(2)

CB&I Performance Share awards—Represents outstanding performance share awards to be canceled and settled in cash upon the Combination. Cash settled awards meet the criteria under ASC 805 to be accounted for as part of Combination consideration. The amount of the cash settled awards payment was calculated in accordance with the Business Combination Agreement and is included as an adjustment to cash on the Pro Forma Balance Sheet.

(3)	CB&I Options—These awards do not meet the criteria under ASC 805 to be accounted for as part of Combination consideration and, therefore, are not included in this calculation.

A 10% fluctuation in the market price of shares of McDermott Common Stock would affect the consideration by approximately $200 million, with a corresponding change to goodwill related to the Combination.

The following table summarizes the preliminary allocation of Combination consideration to the identifiable assets acquired and liabilities assumed of CB&I (in millions):

1	Estimated Combination consideration, including NCI	$2,025
2	Carrying value of CB&I assets and liabilities as of December 31, 2017
	Cash and cash equivalents	355
	Carrying value of assets excluding cash and cash equivalents	5,616
	Assumption of CB&I liabilities excluding debt	(3,491)
	Debt	(2,262)

	Total shareholders’ equity as of December 31, 2017	218

3	Adjustments
	Cash paid for CB&I Technology Acquisition	2,650
	Cash utilized for extinguishment of CB&I debt	(2,262)
	Cash associated with the CB&I Technology Acquisition (1)	(388)
	Less: Pre-existing CB&I goodwill	(2,836)
	Less: Pre-existing CB&I other intangible assets	(196)

		(3,032)

4	Adjusted value of (liabilities assumed), net of assets acquired (2+3)	(2,814)

5	Purchase accounting adjustments:
	Estimated identifiable intangible assets at fair value (see note 4 (e))	1,773
	Deferred tax liability impact of intangible assets fair value adjustments, net operating losses and carryforward interest deductions (see note 4(j))	(17)

	Fair value of identifiable net assets acquired	1,756

6	Goodwill generated from the Combination (1-4-5)	$3,083

(1)

The amount represents $2,650 million of cash paid by McDermott to CB&I for the CB&I Technology Acquisition, net of $2,262 million of cash utilized for the extinguishment of CB&I debt. This excess cash will be acquired under the terms of the Business Combination Agreement upon completion of the Exchange Offer and Merger.

Other than the items listed above, we have assumed that the fair value of all assets and liabilities equal their respective carrying values. Until the Combination is complete, we will not have full access to all relevant information and will not have completed our evaluation. As a result, fair value estimates are preliminary and subject to change.

The final allocation of Combination consideration will be determined when we have completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include: (1) change for the fair value of CB&I’s contracts in process, net of advance billings on contracts; (2) changes in fair values of property, plant and equipment; (3) changes in fair values of intangible assets such as trade names, assessments of favorable and unfavorable individual contracts in backlog, technology and customer relationships; (4) other changes to assets and liabilities; and (5) changes in goodwill.

Note 4—Pro Forma Adjustments

The pro forma adjustments are based on McDermott’s preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Unaudited Pro Forma Combined Financial Statements:

(a)

Cash and cash equivalents—Adjustment to cash resulting from settlement of change-in-control payments and refinancing of pre-existing debt obligations of McDermott and CB&I upon the completion of the Combination, as follows (in millions):

1	Cash and cash equivalents
	McDermott	$390
	CB&I	355

		745

2	Preliminary Purchase Price Allocation adjustment—Payment of cash settled awards (Note 3)	(16)
3	New financing (note (g)):
	Term Loan	2,060
	Notes	1,500

		3,560

4	Uses:
	Repayment of certain pre-existing debt obligations, not including $12 million of debt issuance cost (item (g)) (1)	(2,794)
	Cash collateralized letters of credit funded by the Term Loan (item (b))	(319)
	Debt issuance cost associated with Term Loan and Senior Notes (item (g))	(139)
	Advisory fees (item (k))	(105)
	Pre-existing CB&I debt obligations prepayment penalty (2)	(35)
	Pre-existing McDermott debt obligations prepayment penalty (item (k))	(10)
	Debt issuance cost associated with new Revolving Credit Facility (item (f))	(31)
	Double trigger change in control payments (item (k))	(12)

		(3,445)

5	Other Pro Forma Adjustments (3+4)	115

	Pro Forma Combined Cash and Cash Equivalents Balance (1+2+5)	$844

(1)	Excludes $17 million of McDermott’s pre-existing debt that will be repaid according to original contractual terms.
(2)	CB&I has accrued and expensed this amount in its consolidated financial statements as of December 31, 2017.

(b)	Restricted cash and cash equivalents—Represents cash collateralized letters of credit funded by the Term Loan.

(c)	Other current assets—Represents the write-off of $6 million of capitalized debt issuance cost associated with CB&I’s pre-existing revolving credit facilities.

(d)

Goodwill—Reflects elimination of $2,836 million of CB&I pre-existing goodwill and preliminary recognition of $3,083 million of goodwill attributable to the Combination. See Note 3, Preliminary Purchase Price Allocation.

(e)

Other intangible assets—Reflects elimination of CB&I’s pre-existing intangible assets and recognition of the estimated preliminary fair value of identifiable intangible assets attributable to the Combination. See Note 3, Preliminary Purchase Price Allocation. The estimated preliminary fair value of identifiable intangible assets attributable to the Combination is comprised of the following (in millions):

	Fair Value	Amortization Expense Year Ended December 31, 2017	Useful Lives
Process technologies (1)	$911	$61	15 years
Customer relationships (2)	631	32	20 years
Backlog (2)	180	120	1.5 years
Trade names (1)	51	5	10 years

Total estimated preliminary fair value of identifiable intangible assets	$1,773	$218

CB&I’s pre-existing intangible assets	(196)

Pro forma adjustment to intangible assets	$1,577

(1)

The estimated fair values for process technologies and trade names were measured using the relief-from-royalty method. This method assumes the developed technology and trade names have value to the extent the owner is relieved of the obligation to pay royalties for the benefits received from these assets.

(2)

The estimated fair values for customer relationships and backlog were measured using the excess earnings method. However, the preliminary assessment excludes assessments of favorable and unfavorable individual contracts in backlog. The final assessment of both favorable and unfavorable individual contracts in backlog could result in recognition of either a net asset or a net liability.

The use of different assumptions could result in materially different values.

(f)	Other assets—Represents recognition of $31 million of debt issuance cost associated with McDermott’s new Revolving Credit Facility.

(g)

Notes payable and Long-term debt—Reflects adjustments related to the refinancing of pre-existing debt obligations of McDermott and CB&I upon the completion of the Combination, as follows (in millions):

Recognize new financing and associated debt issuance cost (1):
Term Loan	$2,060
Notes	1,500
Debt issuance cost	(139)

3,421

Eliminate pre-existing debt obligations:
CB&I term loans and notes payable, net of debt issuance cost of $7 million	(1,160)
CB&I revolving credit facilities	(1,102)
McDermott long-term debt, net of debt issuance cost of $5 million (2)	(520)

(2,782)

Pro forma adjustment to debt (3)	$639

(1)	For a discussion of McDermott’s anticipated new financing, see “The Combination—Financing for the Combination.”
(2)	Excludes $17 million of McDermott’s pre-existing debt that will be repaid according to original contractual terms.
(3)	Equals to the sum of adjustments (g) to the Pro Forma Balance Sheet: ($1,145) million, ($1,102) million and $2,886 million.

(h)

Accrued and other current liabilities—Adjustment to: (1) reclassify CB&I’s $42 million of current income taxes payable from Accrued and other current liabilities to Income taxes payable, to conform to McDermott’s financial statement presentation; and (2) reduce accrued liabilities by $35 million due to anticipated settlement of a previously accrued prepayment penalty associated with CB&I’s pre-existing debt obligations.

(i)

Other liabilities—Adjustment to: (1) reclassify CB&I’s $73 million of self-insurance reserves, $209 million of pension and post-retirement liabilities and $16 million of non-current tax provisions from Other liabilities to Self-insurance liabilities, Pension liabilities and Non-current income taxes, respectively; and (2) reclassify CB&I’s $64 million of deferred tax liabilities from Non-current income taxes to Other liabilities, to conform to McDermott’s financial statements presentation.

(j)	Deferred Income Taxes

General—As discussed in Note 1, Business Combination Agreement with Chicago Bridge & Iron Company N.V., certain subsidiaries of McDermott will complete acquisition transactions, pursuant to which they will acquire for cash the equity of certain U.S. and non-U.S. CB&I subsidiaries that own CB&I’s technology business. The cash proceeds to be paid by such McDermott entities in connection with the CB&I Technology Acquisition, in the aggregate amount of $2.65 billion, will be used to fund, in part, the repayment of all the outstanding funded indebtedness of CB&I and its subsidiaries and to provide for future working capital needs of the combined business. The CB&I Technology Acquisition will result in an approximate $2 billion taxable gain to a U.S. subsidiary of CB&I based on a sale price of approximately $2.4 billion of the total $2.65 billion sale price attributable to the entities in the U.S. and a U.S. tax basis in assets of $0.4 billion. The taxable gain to that U.S. subsidiary of CB&I will be offset with CB&I’s net operating loss carryforwards, carryforward interest deductions and other tax attributes. This will result in the use of a significant portion of CB&I’s U.S. net operating loss deferred tax assets, which existed as of December 31, 2017, prior to the completion of the Exchange Offer.

As of December 31, 2017, CB&I had a valuation allowance against its net deferred tax assets, as CB&I determined that it was no longer more likely than not that it would realize its net deferred tax assets. This determination was made because CB&I had a cumulative consolidated loss for the three years ended December 31, 2017, as the previously anticipated sale of CB&I’s Technology Operations was suspended in connection with the Business Combination Agreement. Accordingly, CB&I concluded that the negative evidence of the three-year cumulative loss outweighed any positive evidence with respect to the realization of its net deferred tax assets. As a result, CB&I was unable to rely on projections of future income, including the anticipated taxable gain from the CB&I Technology Acquisition (to occur immediately prior to the completion of the Exchange Offer), and recorded additional valuation allowance against its net deferred tax assets as of December 31, 2017.

As of September 30, 2017, CB&I similarly evaluated the positive and negative evidence with respect to the realization of its net deferred tax assets and believed it was more likely than not that it would realize its net deferred tax assets. Positive evidence considered by CB&I included projections of future income and a projected book and taxable gain from the anticipated sale of CB&I’s Technology Operations (which were classified as a discontinued operation during the third quarter). CB&I anticipated the gain would be realized during the fourth quarter 2017 or prior to filing the CB&I 2017 Form 10-K. Including the anticipated gain, CB&I projected it would not have a cumulative loss on a consolidated basis for the three years ended December 31, 2017. Accordingly, CB&I concluded that the positive evidence outweighed the negative evidence with respect to the realization of its net deferred tax assets as of September 30, 2017 and determined that no additional valuation allowance was required.

Deferred tax liabilities (included in Other liabilities on the Pro Forma Balance Sheet)—Represents the net change in deferred tax liabilities of $17 million. The adjustment includes: (1) a decrease of $56 million to eliminate the deferred tax liability balance associated with historical CB&I goodwill and intangible assets; (2) an increase of $289 million associated with fair value adjustments to intangible assets acquired through the Exchange Offer, utilizing a U.S. tax rate of 21% (based on recently enacted U.S. tax law) and non-U.S. blended tax rate of 24%; and (3) a release of historical CB&I valuation allowances of $216 million, as a result of the increase in deferred tax liabilities associated with the intangible assets previously acquired.

(In millions)
Deferred tax liabilities (included in Other liabilities on the Pro Forma Balance Sheet)
Eliminate deferred tax liabilities for goodwill and previously acquired intangible assets	$(56)
Add deferred tax liabilities associated with fair value adjustments for intangible assets	289
Release of valuation allowances	(216)

Pro forma adjustment to deferred tax liabilities	$17

The pro forma income tax adjustments are preliminary and have been made solely for the purpose of these Unaudited Pro Forma Combined Financial Statements. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the combined business’ future results of operations and financial position.

(k)

Stockholders’ equity—Adjustment to equity to reflect elimination of CB&I historical equity, issuance of shares of McDermott Common Stock and recognition of costs associated with the Combination (in millions):

	Preliminary Purchase Price Allocation Adjustment
	Estimated consideration, excluding NCI	Reverse CB&I Historical Equity	Total	Other Pro Forma Adjustments to Equity (1)(2)(3)
Common stock	$254	$(1)	$253	$—
Capital in excess of par value	1,608	(743)	865	9
Accumulated deficit	—	102	102	(154)
Accumulated other comprehensive loss	—	316	316	—
Treasury stock	—	255	255	—

Pro forma adjustments to equity	$1,862	$(71)	$1,791	$(145)

(1)	$154 million of charges to Accumulated Deficit include:

•	advisory fees of $105 million, also reflected as an adjustment to cash on the Unaudited Pro Forma Combined Balance Sheet;

•

double trigger change in control payments of $12 million to certain CB&I Named Executive Officers (“NEOs”), pursuant to their respective Change-in-Control Agreements, also reflected as an adjustment to cash on the Unaudited Pro Forma Combined Balance Sheet;

•	elimination of $18 million of debt issuance cost associated with pre-existing debt obligations of McDermott and CB&I, including CB&I’s revolving credit facility;

•	prepayment penalty of $10 million on pre-existing debt obligations of McDermott; and

•

accrual of $9 million stock compensation expense associated with the double trigger vesting of equity awards consisting of CB&I RSUs granted in February 2018 to certain CB&I NEOs pursuant to the terms of the applicable equity awards, also reflected as an adjustment to Capital in excess of par value.

(2)

CB&I Restricted Stock Units—No pro forma adjustments were made to outstanding CB&I RSUs which will be converted to McDermott restricted stock units. It was determined that the impact of converting these awards to McDermott awards will not be material to the Unaudited Pro Forma Combined Balance Sheet or the Unaudited Pro Forma Combined Statements of Operation.

(3)

CB&I Options—These awards are out-of-money, therefore no pro forma adjustments to the Unaudited Pro Forma Combined Balance Sheet or the Unaudited Pro Forma Combined Statements of Operations have been made.

(l)

Cost of operations—Adjustment represents: (1) the reclassification of research and development costs of $27 million from cost of operations to conform to McDermott’s financial statement presentation; and (2) adjustment to cost of operations of $14 million for CB&I’s pension actuarial gain to conform to McDermott’s mark to market pension accounting policy. McDermott immediately recognizes actuarial gains and losses in earnings in the fourth quarter each year as a component of pension expense. CB&I recognizes pension actuarial gains and losses as a component of accumulated other comprehensive income (loss) in Shareholder’s equity and amortizes these gains and losses into earnings over the average future service period, or the average remaining life expectancy, of the plan participants.

(m)

Intangibles amortization—Represents an adjustment to record estimated amortization for acquired identifiable intangible assets in the Combination and elimination of CB&I’s historical amortization of intangible assets (in millions):

Pro forma for the Year Ended December 31, 2017
Amortization of acquired identifiable intangible assets (item e)	$218
Elimination of CB&I’s historical amortization of intangible assets	(26)

Pro forma adjustment to amortization expense	$192

(n)

Income from Investments in Unconsolidated Affiliates—Represents reclassification of CB&I’s Income from Investments in Unconsolidated Affiliates to conform to McDermott’s financial statement presentation.

(o)

Interest expense, net—Represents net increase in interest expense as a result of the refinancing of the pre-existing debt obligations of McDermott and CB&I; and amortization of related debt issuance cost (in millions):

Pro forma for the Year Ended December 31, 2017
Estimated interest expense on new debt	$298
Estimated amortization of new debt issuance cost	27
Reversal of interest cost and amortization of DIC on existing CB&I debt	(229)
Reversal of interest cost and amortization of DIC on existing McDermott debt	(67)

Pro forma adjustment to interest expense	$29

Interest rates used to calculate the estimated interest expense were as follows (in millions):

	Principal amount	Years	Estimated interest rate	Estimated interest expense
Term Loan	$2,060	7	8.100%	$167
2024 Notes	950	6	8.625%	82
2026 Notes	550	8	8.875%	49

Total	$3,560			$298

A hypothetical variation in interest rates of 0.125% would result in changes to interest expense of approximately $4 million for the year ended December 31, 2017.

(p)

Provision for income taxes—Represents adjustments to reflect the tax effects of the pro forma adjustments on the Unaudited Pro Forma Combined Statements of Operations at an estimated combined business effective tax rate of 35%, based on the jurisdictions where the combined business operates. The effective tax rate of the combined business could be significantly different from what is presented in these Unaudited Pro Forma Combined Financial Statements for a variety of reasons, including post-Combination activities.

Calculation of the pro forma adjustment to income tax expense was as follows:

(In millions)
Pro forma adjustments affecting net income(1)
Cost of operations: pension gain (item (l))	$14
Intangibles amortization (item (m))	(192)
Interest expense, net (item (o))	(29)

Total	(207)

Effective tax rate	35%

Tax effect of pro forma adjustments affecting net income	$(72)

(1)

Other adjustments to pro forma Combined Statement of Operations, such as $48 million of Income from Investments in Unconsolidated Affiliates and $27 million of Research and development expenses, represent reclassifications between line items and do not impact Net Income and, therefore, do not have a tax effect.

Reconciliation of pro forma combined income tax expense

(in millions)
McDermott income tax expense	$69
CB&I income tax expense	799
Pro forma adjustment to income tax expense	(72)

Pro forma combined income tax expense	$796

McDermott income tax expense—In 2017, the provision for income taxes reflected an effective tax rate of approximately 26%, primarily driven by $359 million of income earned in favorable tax jurisdictions (United Arab Emirates, Malaysia, Norway and Qatar). Additionally, McDermott utilized $161 million of net operating loss (“NOL”) carryforwards in the U.S., Saudi Arabia, and Malaysia, all of which decreased the effective tax rate. Those decreases were partially offset by $30 million of losses in India and Indonesia where McDermott was subject to tax based on revenue and $26 million of losses in the United Kingdom (“U.K.”) and Mexico where McDermott did not recognize a tax benefit.

CB&I income tax expense—Income tax expense for 2017 includes expense of approximately $306.4 million resulting from the revaluation of U.S. deferred taxes due to a reduction in the U.S. corporate income tax rate, and a $6.7 million income tax benefit, both resulting from changes in U.S. tax law enacted during the fourth quarter 2017. Income tax expense for 2017 also includes expense of approximately $750.8 million resulting from the establishment of valuation allowances on net deferred tax assets, including approximately $702.0 million during the fourth quarter 2017. The 2017 tax rate excluding these impacts was 48.3% of pre-tax loss and the income tax benefit was $251.6 million. The tax rate primarily resulted from pre-tax losses occurring in higher rate tax jurisdictions (the U.S.), and to a lesser extent, less pre-tax income in lower rate tax jurisdictions (non-U.S.). The 2017 tax rate also included a benefit from various other adjustments (approximately 4.0%).

(q)

Shares used in the computation of net income (loss) per share—The number of outstanding shares of McDermott Common Stock will increase as a result of the Combination (see Note 3). The pro forma EPS calculation does not reflect the proposed McDermott Reverse Stock Split, as it is subject to McDermott stockholder approval and not a condition precedent to the Combination.

BUSINESS OF MCDERMOTT

McDermott, a corporation incorporated under the laws of the Republic of Panama in 1959, is a leading provider of integrated engineering, procurement, construction and installation, front-end engineering and design and module fabrication services for upstream field developments worldwide. McDermott delivers fixed and floating production facilities, pipeline installations and subsea systems from concept to commissioning for complex offshore and subsea oil and gas projects. Operating in approximately 20 countries across the Americas, Europe, Africa, the Middle East, Asia and Australia, McDermott’s integrated resources include a diversified fleet of marine vessels, fabrication facilities and engineering offices. McDermott supports its activities with comprehensive project management and procurement services, while utilizing its fully integrated capabilities in both shallow water and deepwater construction. McDermott’s customers include national, major integrated and other oil and gas companies, and it operates in most major offshore oil and gas producing regions throughout the world.

McDermott’s executive offices are located at 4424 West Sam Houston Parkway North, Houston, Texas 77041 and its telephone is (281) 870-5000.

For additional information concerning McDermott’s business, see Part I, Item 1 in McDermott’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by McDermott’s Annual Report on Form 10-K/A filed with the SEC on March 8, 2018, which is incorporated herein by reference.

BUSINESS OF CB&I AND CB&I NEWCO

Founded in 1889, CB&I, a Netherlands company, provides a wide range of services, including conceptual design, technology, engineering, procurement, fabrication, modularization, construction and commissioning services to customers in the energy infrastructure market throughout the world. With more than a century of experience, CB&I capitalizes on its global expertise and local knowledge to safely and reliably deliver projects virtually anywhere. At any given time, CB&I has active projects in process in more than 70 countries.

CB&I’s principal executive offices are located at Prinses Beatrixlaan 35, 2595 AK The Hague, The Netherlands, and its telephone is 31 70 373 2010. CB&I’s administrative headquarters are located at One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380, USA and its telephone number at that location is (832) 513-1000.

CB&I Newco is a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of CB&I that was formed on December 12, 2017, solely for the purpose of effecting the Combination. As described in “Description of the Business Combination Agreement,” the Core Transactions contemplate the prompt dissolution and liquidation of CB&I Newco.

For additional information concerning CB&I’s business, see Part I, Item 1 in CB&I’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by CB&I’s Annual Report on Form 10-K/A filed with the SEC on March 22, 2018, which is incorporated herein by reference.

POST-COMBINATION GOVERNANCE AND MANAGEMENT

McDermott

Post-Combination Board of Directors

Pursuant to the Business Combination Agreement, at the closing of the Combination, the McDermott Board will have 11 members, including:

•

six persons who are current members of the McDermott Board, two of which will be Gary Luquette, the Chairman of the McDermott Board, and David Dickson, the President and Chief Executive Officer of McDermott; and

•	five persons who are current members of the CB&I Supervisory Board.

The current members of the McDermott Board designated as members of the McDermott Board following the Combination pursuant to the collaborative process contemplated by the Business Combination Agreement are, in addition to Mr. Luquette and Mr. Dickson, Philippe Barril, John F. Bookout, III, William H. Schumann, III and Mary L. Shafer-Malicki. The current members of the CB&I Supervisory Board designated as members of the McDermott Board following the Combination pursuant to such process are Forbes I. J. Alexander, L. Richard Flury, W. Craig Kissel, James H. Miller and Marsha C. Williams.

Post-Combination Chief Executive Officer, Non-Executive Chairman of the Board, Other Officers and Transition Team

Pursuant to the Business Combination Agreement, at the closing of the Combination, Gary Luquette will continue as the Non-Executive Chairman of the McDermott Board. David Dickson will continue as the President and Chief Executive Officer of McDermott and Stuart Spence will continue as the Executive Vice President and Chief Financial Officer of McDermott. Patrick Mullen, President and Chief Executive Officer of CB&I, will remain with the combined business for a transition period.

CB&I Newco

Post-Combination Board of Directors

From the Merger Effective Time until the completion of the Liquidation, the CB&I Newco Board of Directors will consist exclusively of two current CB&I Supervisory Board members designated by CB&I, McDermott and McDermott Bidco by mutual written agreement, and who will at all times be independent from McDermott and McDermott Bidco and will at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code. However, if and to the extent that less than two of the current CB&I Supervisory Board members agree to serve on the CB&I Newco Board of Directors after the Merger Effective Time, McDermott Bidco will designate one or more replacement members, subject to the independence standards described above, as promptly as reasonably practicable.

Liquidator; Custodian of Books and Records

At the Share Sale Effective Time, CB&I Newco will be dissolved and in the process of liquidating its assets. Pursuant to the Business Combination Agreement and subject to approval of the Liquidation Resolutions at the CB&I Special General Meeting, Stichting Vereffening Chicago Bridge & Iron Company will be appointed as liquidator of CB&I Newco and (an affiliate of) McDermott Bidco will be appointed as the custodian of the books and records of CB&I Newco in accordance with Section 2:24 of the Dutch Civil Code.

COMPARISON OF SHAREHOLDER RIGHTS

As a result of the Combination, holders of CB&I Common Stock will become holders of McDermott Common Stock, and the rights of the former holders of CB&I Common Stock will thereafter be governed by the McDermott Articles, McDermott’s Amended and Restated By-Laws (the “McDermott By-Laws”) and Panamanian law. The rights of CB&I shareholders are currently governed by the CB&I Articles and Dutch law.

The following summarizes certain differences between the current rights of McDermott stockholders and the current rights of CB&I shareholders. These differences arise in part from the differences between Panamanian law and Dutch law. Additional differences arise from the differences between the governing documents of the two companies.

Although it is impracticable to compare all of the aspects in which Panamanian law and Dutch law and CB&I’s and McDermott’s governing documents differ with respect to shareholder rights, the following discussion summarizes material differences between them. This summary is not intended to be a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. You are encouraged to carefully read this entire document and the other documents incorporated by reference in this document for a more complete understanding of the differences between the rights of a McDermott stockholder and the rights of a CB&I shareholder. McDermott and CB&I have filed with the SEC their respective governing documents referenced in this comparison of shareholder rights. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”

CB&I Shareholders	McDermott Stockholders
Amount and Classification of Share Capital

CB&I is authorized to issue 250,000,000 shares of CB&I Common Stock, par value EUR 0.01 per share. As of March 27, 2018, there were 102,544,213 shares of CB&I Common Stock outstanding. The general meeting of shareholders of CB&I (the “CB&I General Meeting”) has the authority to issue shares and to grant options, warrants and other rights to acquire shares, unless this power is delegated by the CB&I General Meeting to the CB&I Supervisory Board for a maximum period of five years. The power to issue shares, and to grant options, warrants and other rights to acquire shares, has been irrevocably delegated by the CB&I General Meeting to the CB&I Supervisory Board from time to time, with the most recent such delegation being for a period of five years extending to May 3, 2022.

Common Stock: McDermott is authorized to issue up to 400,000,000 shares of McDermott Common Stock, par value $1.00 per share. However, as described in this document, McDermott’s stockholders are being requested to approve an amendment to decrease the number of authorized shares of McDermott Common Stock to 255,000 shares if the McDermott Reverse Stock Split Articles Amendment Resolution is adopted or increase the number of authorized shares of McDermott Common Stock to 765,000 shares if the McDermott Reverse Stock Split Articles Amendment Resolution is not adopted. As of March 28, 2018, there were 285,899,713 shares of McDermott Common Stock outstanding.

Preferred Stock: McDermott is authorized to issue up to 25,000,000 shares of preferred stock, par value $1.00 per share. As of March 28, 2018, McDermott had no preferred stock outstanding.

The McDermott Articles provide that, at the direction of the McDermott Board, without any action by the holders of McDermott Common Stock, McDermott may issue one or more series of preferred stock from

CB&I Shareholders	McDermott Stockholders

time to time. The McDermott Board may determine the number of shares of each series of preferred stock and, subject to certain limitations set forth in the McDermott Articles, the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

Dividends and Distributions

Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the CB&I General Meeting showing sufficient profits. Dividends or other distributions may be distributed only to the extent that net assets exceed the sum of the amount of issued and paid-up or called-up capital plus reserves that must be maintained under Dutch law or the CB&I Articles. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that net assets exceed the amount of the issued and paid-up capital plus reserves that must be maintained under Dutch law or the articles of association. In addition, certain financial accounts must be prepared and published in order to distribute interim dividends.

Pursuant to the CB&I Articles, the CB&I Management Board, with the approval of the CB&I Supervisory Board, may determine that an amount shall be reserved out of CB&I’s annual profits. The portion of annual profits that remains after such reservation is at the disposal of the CB&I General Meeting, which may declare dividends out of such amount. Distributions from CB&I’s share premium reserve and other reserves available for stockholder distributions under Dutch law, may be declared by the CB&I General Meeting pursuant to a proposal of the CB&I Management Board (after approval by the CB&I Supervisory Board). The CB&I Supervisory Board, or the CB&I General Meeting if the CB&I Supervisory Board is no longer authorized to issue shares, may declare distributions in the form of stock dividends.

Under Panamanian law, dividends may be paid to the stockholders from the net earnings of the corporation or from the surplus of its assets over its liabilities and capital stock, but not in any other circumstances. The corporation may declare and may pay dividends upon the basis of the amount actually paid upon partly paid shares of capital stock.

Share Repurchases

Under Dutch law, a company may not subscribe for newly issued shares in its own capital.	Under Panamanian law, any corporation, unless its articles of incorporation otherwise provide, may acquire shares of its own capital stock by purchase or

CB&I Shareholders	McDermott Stockholders

A Dutch company may, subject to certain restrictions (including the prior authorization of the shareholders, which is valid for up to 18 months), purchase shares in its own capital, provided the nominal value of the shares acquired by the company (or its subsidiaries) or held by the company as pledgee does not exceed 50% of the issued share capital. Any such authorization of the shareholders must specify the number of shares that may be acquired, how they may be acquired and the relevant price range that must be observed.

Pursuant to the CB&I Articles, CB&I may purchase shares in its own capital, provided the nominal value of the shares acquired by CB&I (or its subsidiaries) or held by CB&I as pledgee does not exceed 10% of the issued share capital.

On May 3, 2017, the CB&I General Meeting approved the extension of the authority to the CB&I Management Board, acting with the approval of the CB&I Supervisory Board, to repurchase up to 10% of CB&I’s issued shares until November 3, 2018, for a price not exceeding 110% of the most recent available trading price of CB&I Common Stock on the date of repurchase. Shares repurchased by CB&I may be reissued or otherwise disposed of by the CB&I Management Board, acting with the approval of the CB&I Supervisory Board, or canceled, by resolution of the CB&I General Meeting and compliance with certain requirements of Dutch law.

otherwise. If such acquisition or purchase is made out of funds or properties other than the surplus or the net profits of the corporation, the shares of capital stock so purchased or acquired must be cancelled and the amount of issued capital stock of the corporation must be reduced accordingly; but such shares may be reissued if the authorized capital stock is not reduced by such retirement. Panamanian law prohibits a corporation from purchasing or otherwise acquiring shares of its own capital stock if such purchase or acquisition would reduce the actual value of the corporation’s assets to an amount less than the total amount of its debts and liabilities plus the amount of its capital stock so purchased or acquired.

Shareholder Meetings Generally

Under Dutch law, a company must hold at least one annual CB&I General Meeting, to be held not later than six months after the end of the fiscal year. If applicable, an extraordinary CB&I General Meeting must also be held within three months after the applicable board finds it likely that the company’s equity has decreased to or below 50% of its paid up and called up share capital (e.g., due to significant losses).

The McDermott By-Laws contain provisions for annual and special meetings of McDermott’s stockholders, but do not require any specific schedule for annual meetings or require special meetings to be called or convened except as described below in this summary under the caption “Right to Call Meetings of Shareholders.”

Right to Call Meetings of Shareholders

Extraordinary CB&I General Meetings may be held as often as the CB&I Management or CB&I Supervisory Board deems necessary, or as otherwise provided for pursuant to Dutch law.

Shareholders and usufructuaries with voting rights together holding or representing at least 10% of the

Panamanian law provides that shareholders owning an aggregate of 5% or more of a corporation’s capital stock may request a judicial call for a special meeting, unless the corporation’s articles of incorporation provide for a lesser percentage of ownership. The McDermott Articles do not provide for a lesser percentage of ownership for this purpose.

CB&I Shareholders	McDermott Stockholders

share capital have the right to request that the CB&I Management Board or CB&I Supervisory Board convene a CB&I General Meeting with an agenda as requested. If the CB&I Management Board or the CB&I Supervisory Board fails to ensure that a general meeting so requested is held within six weeks following the request, the parties that made such request may convene the CB&I General Meeting themselves.

If a CB&I General Meeting is being requested with a view to changing CB&I’s strategy (e.g., by proposing the dismissal of directors), then the CB&I Management Board or CB&I Supervisory Board may, subject to certain exceptions, invoke a response time of up to 180 days from the moment the Boards receive notice of the intention to request the CB&I General Meeting, thereby effectively delaying the CB&I General Meeting date. If invoked, the Management Board should use the response time for further deliberation, constructive consultation and exploration of alternatives. At the end of the response time, the CB&I Management Board should report on this consultation and exploration of alternatives to the CB&I General Meeting.

The McDermott By-Laws provide that, subject to the rights of holders of any of its preferred stock that may be issued or as otherwise required by applicable law, a special meeting of McDermott’s stockholders may only be called by McDermott’s Chairman of the Board or Chief Executive Officer or upon the order of the McDermott Board.

Notice of Shareholders Meetings; Record Dates

Under the CB&I Articles, the CB&I Management Board must give notice of each CB&I General Meeting no later than the 15th day prior to the day of the CB&I General Meeting. The notice must include a statement of the business to be conducted at the CB&I General Meeting. The notice must be mailed to the addresses of the holders of registered shares (including usufructuaries and pledgees in whom the voting rights on these registered shares are vested) as shown on the shareholders register. Notice is deemed to have been provided to shareholders as of the date of such mailing. A new notice must be given if a CB&I General Meeting is canceled and reconvened.

Pursuant to the CB&I Articles, the CB&I Management Board may determine that any person that, on a date determined by the CB&I Management Board (as a matter of mandatory Dutch law being the 28th day before a CB&I General Meeting) is registered in a certain register and the holder of such register notified CB&I, at the request of the shareholder that the shareholder intends to attend the CB&I General Meeting, may attend such meeting. The date prior to which the shareholder should notify CB&I may be set not earlier than seven

Under Panamanian law, unless a corporation’s articles of association or by-laws provide otherwise, written notice of the time, place and purpose of each meeting of stockholders must be provided no less than 10 days and no more than 60 days prior to the date of the meeting. The McDermott Articles and McDermott By-Laws do not provide otherwise.

The McDermott Articles permit the McDermott Board to establish a record date, in order to determine the stockholders entitled to notice of or to vote at any meeting of McDermott’s stockholders or any adjournment thereof, which record date may not be less than 20 days nor more than 60 days prior to the date of the meeting.

CB&I Shareholders	McDermott Stockholders
and not later than three days before the relevant CB&I General Meeting.

Quorum for Shareholder Meetings

There are no quorum requirements generally applicable to CB&I General Meeting. However, as discussed below in this summary under the caption “Voting Rights,” Dutch law requires a higher vote for the adoption of resolutions relating to certain specific matters if a specified quorum is not present or represented at the CB&I General Meeting at which the resolution is proposed to be adopted (at least two-thirds of the votes cast if less than half of the outstanding shares are represented at a CB&I General Meeting).

Under the McDermott By-Laws, the presence at a meeting of McDermott stockholders, in person or by proxy, of holders of a majority of the outstanding shares of McDermott Common Stock as of the record date for that meeting generally will constitute a quorum.

Voting Rights

Under Dutch law, each shareholder of a company is entitled to one vote per share, unless the articles of association of the company provide otherwise.

Under Dutch law, the vote on any shareholder resolution is taken by an absolute majority of the votes cast, unless the company’s articles of association prescribe otherwise.

The CB&I Articles make no provision for cumulative voting and, as a result, the holders of a majority of CB&I’s voting power have the power, subject to the CB&I Supervisory Board’s right to make binding nominations, to elect all members of the CB&I Supervisory Board and the CB&I Management Board who are standing for election.

Under Dutch law, resolutions of a general meeting of shareholders require the approval of a majority of the votes cast at the CB&I General Meeting with no quorum applying, unless stipulated otherwise by Dutch law or the CB&I Articles.

See the discussion below in this summary under the caption “Shareholder Approval Required for Certain Business Combination and Other Transactions” for a discussion of the vote required to approve a business combination transaction or certain other transactions if there were to be a beneficial owner (or group of beneficial owners) of more than 15% of the issued and outstanding shares of CB&I Common Stock.

Under Panamanian Law, unless otherwise provided in the corporation’s articles of incorporation, each shareholder shall be entitled at each meeting of shareholders to one vote for each share of capital stock (regardless of class) registered in his or her name on the books of the corporation.

Panamanian law also provides that a corporation’s articles of incorporation may provide that the holders of any designated class or classes of capital stock shall not be given voting rights, or they may otherwise limit or define the respective voting powers of the several classes of capital stock.

The McDermott By-Laws provide that, if a quorum is present, the majority voting power of the shares of McDermott capital stock present in person or represented by proxy at the meeting and entitled to vote and actually voting on the matter will be sufficient to constitute a valid resolution of the shareholders, except where some larger percentage is affirmatively required by applicable law or the McDermott Articles. Panamanian law requires a vote of a majority of the outstanding shares of McDermott capital stock outstanding and entitled to vote to approve any amendment to the McDermott Articles. The McDermott Articles require a vote of two-thirds of the outstanding shares of McDermott capital stock outstanding and entitled to vote to authorize or approve certain transactions (as described below in this summary under the caption “Shareholder Approval Required for Certain Business Combination and Other Transactions”) or to amend

CB&I Shareholders	McDermott Stockholders

or repeal the provisions of the McDermott Articles requiring such two-thirds vote or the provisions of the McDermott Articles governing the number, election and authority of McDermott’s directors.

Shares of McDermott Common Stock do not have any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected to the McDermott Board if they choose to do so. The McDermott Board may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting McDermott.

Record Date for Determining Shareholders Entitled to Vote

Dutch law stipulates that if a record date is determined, such record date shall be the 28th day before the relevant CB&I General Meeting. A new record date must be set in the event that a CB&I General Meeting is canceled and reconvened.

Under the McDermott By-Laws, the record date must be set no more than 60 days and no less than 20 days before the date of the relevant McDermott stockholders meeting.

Advance Notice of Shareholder Nominations for Director Candidates and Shareholder Proposals

Under Dutch law, shareholders and others with statutory meeting rights representing at least 3% of the issued share capital (or any lower percentage specified under the articles of association) have the right to include a proposal on the agenda of a CB&I General Meeting. The CB&I Articles do not include a lower percentage.

The CB&I Management Board has some discretion to decide whether to put a proposal so requested on the agenda as a voting or as a non-voting item. The 180-day response time described above under “Right to Call Meetings of Shareholders” also applies in case of shareholder requests to add items to the agenda of the CB&I General Meeting.

Panamanian law does not specifically contemplate the right of stockholders to include a proposal in the agenda of a meeting.

The McDermott By-Laws provide that, at any annual meeting of McDermott stockholders, only such business may be conducted as shall have been brought before the meeting by or at the direction of the McDermott Board or by a stockholder who has given timely written notice meeting specified requirements, including those described below, and who is a stockholder of record as of the time such stockholder gives that notice and will be entitled to vote at the meeting. A stockholder may include business items to discuss at a McDermott annual meeting if such stockholder is a holder of record at the time it delivers such notice, which must contain specified information, be addressed to the attention of the secretary of McDermott and be delivered to McDermott’s principal executive offices:

•   not less than 120 days nor more than 180 days prior to the first anniversary of the previous year’s annual meeting of stockholders; or

•   if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more

CB&I Shareholders	McDermott Stockholders

than 60 days after that anniversary date, not earlier than the 180th day before the meeting and not later than the close of business on the later of (1) the 120th day before the meeting and (2) the tenth day after McDermott first makes a public announcement of the date of the meeting.

Under the McDermott By-Laws, a stockholder’s notice proposing to nominate an individual for election as a director or relating to the conduct of other business at a meeting must contain specified information, as summarized under “Description of McDermott Common Stock—Other Matters—Stockholder Board Nominations and Other Proposals.”

Unless otherwise required by applicable law, the chairman of the meeting may refuse to permit any business to be brought before an annual meeting by a stockholder not in compliance with these provisions of the McDermott By-Laws or if such stockholder fails to appear in person or by proxy at the meeting.

The McDermott By-Laws provide that the business to be conducted at any special meeting of stockholders of McDermott shall be limited to the purposes for which the meeting was called (by the Chairman or Chief Executive Officer of McDermott or by order of the McDermott Board).

Inspection of Books and Records

Under Dutch law, the CB&I Management Board is required to provide the CB&I General Meeting with all information that the shareholders require for the exercise of their powers, unless this would be contrary to CB&I’s overriding interest. The CB&I Management Board is required to submit the statutory Dutch annual accounts of CB&I to the CB&I General Meeting for adoption. The CB&I Management Board keeps a record of all resolutions adopted by the CB&I General Meeting, which record is available at the offices of CB&I for inspection by shareholders. Each shareholder will upon its request be provided with a copy from such record. Under Dutch law, the shareholders’ register is available for inspection by the shareholders, holders of right of pledge and usufructuaries.

Panamanian law does not contemplate the submission of a corporation’s accounts to its stockholders for adoption. Panamanian law also does not specifically contemplate the right of a stockholder to inspect the stock ledger of a Panamanian corporation, though a Panamanian corporation is restricted from adopting provisions prohibiting stockholders from reviewing the books and records relevant to the administration of the corporation. The McDermott Articles and the McDermott By-Laws also do not provide any such inspection rights.

Preemptive Rights

Under Dutch law, in the event of an issuance of shares or granting of rights to subscribe for shares, each shareholder will have a pro rata preemptive right to the	The McDermott Articles provide that no holder of shares of McDermott Common Stock will have any preemptive rights to purchase or subscribe to future

CB&I Shareholders	McDermott Stockholders

number of shares held by such shareholder (with the exception of (1) shares to be issued to employees, (2) shares issued against a contribution other than in cash and (3) issuances of shares to persons who are exercising a previously granted right to subscribe for shares). However, the CB&I Supervisory Board may exclude preemptive rights with respect to any issuance of shares or grant of the right to acquire shares if: (1) the CB&I General Meeting has delegated to the CB&I Supervisory Board the right to issue shares and to grant options, warrants or other rights to acquire shares and (2) the CB&I General Meeting has also granted the CB&I Supervisory Board the authority to exclude pre-emptive rights. The CB&I General Meeting has from time to time irrevocably granted to the CB&I Supervisory Board the authority to exclude pre-emptive rights with respect to all share issuances, and grants of the right to acquire shares, for five-year periods, with the most recent such grant of authority extending to May 3, 2022.

issuances of McDermott capital stock or other securities.

Action by Written Consent

Under Dutch law, resolutions may be adopted by unanimous shareholder consent in writing without holding a general meeting of shareholders, provided the articles of association expressly allow. The CB&I Articles do not allow the adoption of shareholders’ resolutions by written consent (or otherwise without holding a CB&I General Meeting).

Under Panamanian Law, stockholders may act without a meeting with less than unanimous consent of stockholders if waivers are obtained from all absent stockholders that have not signed the written consent. Panamanian law does not mandate a period during which the waivers must be obtained. The practical effect of this requirement is that McDermott’s stockholders cannot take action without the unanimous concurrence of the stockholders to the action.

Duties of Directors

Under Dutch law the management board is collectively responsible for the policy and day-to-day management of the company. The supervisory board is, inter alia, assigned the task of supervising the management board. Each management board and supervisory board member has a duty towards the company to properly perform the duties assigned to him or her. Furthermore, each management board and supervisory board member has a duty to act in the corporate interest of the company.

Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and

Under Panamanian law, the business of a corporation is to be managed by the corporation’s board of directors, with the board of directors having absolute control over and full direction of the affairs of the corporation, subject to the provisions of the General Corporation Law of Panama and the corporation’s articles of incorporation. The General Corporation Law of Panama provides that the board of directors of a corporation may exercise all of the powers of the corporation, except such powers that are, by law or by the corporation’s articles of incorporation or by-laws, conferred upon or reserved to the corporation’s stockholders.

CB&I Shareholders	McDermott Stockholders

suppliers. The duty to act in the corporate interest of all stakeholders in the company also applies in the event of a proposed sale or break-up of the company. The management board is therefore not under any obligation under Dutch law to seek the highest value for the shares of the company in the event of a proposed sale or break-up of the company, if in the opinion of the management board sale to the person offering the highest value for the company would not be in the best interest of the company, taking into account the interests of all stakeholders.

The McDermott Articles provide that the business and affairs of McDermott shall be managed by the McDermott Board, and expressly authorize the McDermott Board to:

•   make, alter or repeal by-laws;

•   authorize and cause to be executed mortgages and liens upon McDermott’s property;

•   set apart, out of any of the funds available for dividends, a reserve or reserves for any proper purpose or to abolish any such reserve; and

•   designate one or more committees of the McDermott Board.

Number of Directors

CB&I has a two-tier governance system consisting of the CB&I Management Board and the CB&I Supervisory Board. The CB&I Management Board is entrusted with the management of CB&I under the supervision of the CB&I Supervisory Board. The CB&I Management Board must have one or more members and the CB&I Supervisory Board must have at least six and no more than twelve members. The CB&I Supervisory Board determines the number of members of the CB&I Management and Supervisory Boards.

Under the McDermott Articles, the number of directors is fixed from time to time by a vote of a majority of the entire McDermott Board.

Election of Directors

Only shareholders have the power to elect directors of a Dutch company.

The CB&I Supervisory Board and the CB&I Management Board members are elected from binding nominations made by the CB&I Supervisory Board. At least two persons must be nominated for each vacancy. Under Dutch law and the CB&I Articles, the shareholders may deprive a nomination of its binding effect by a resolution passed by two-thirds of the votes cast at the meeting, if such two-thirds vote represents more than one-half of CB&I’s issued share capital. In the absence of such an override of a binding nomination, votes cast by shareholders for persons other than the two candidates nominated by the CB&I Supervisory Board will not be counted.

Members of the CB&I Supervisory Board are appointed to serve three-year terms with approximately one-third of such members’ terms expiring each year. Supervisory

The McDermott Articles provide that, at each annual meeting of stockholders, all directors shall be elected annually for a term expiring at the next succeeding annual meeting of stockholders or until their respective successors are duly elected and qualified.

See the discussion above in this summary under the caption “Advance Notice of Shareholder Nominations for Director Candidates and Shareholder Proposals” for a discussion of the provisions of the McDermott By-Laws governing the process by which McDermott’s stockholders may nominate candidates for election to the McDermott Board.

The McDermott By-Laws provide that (1) a person shall not be nominated for election or reelection to the McDermott Board if such person shall have attained the age of 72 prior to the date of election or reelection, and (2) any director who attains the age of

CB&I Shareholders	McDermott Stockholders

directors serve until the expiration of their respective terms of office or their resignation, death or removal by shareholders. The term of office of a supervisory director expires automatically on the day on which the annual meeting is held in the financial year following (1) three years from his or her appointment or (2) the year during which such supervisory director reaches the age of 72. However, a member of the CB&I Supervisory Board may be re-elected to the Board immediately following the expiration of his or her term of office.

CB&I’s wholly owned subsidiary Chicago Bridge & Iron Company B.V. is the sole member of the CB&I Management Board. At the CB&I General Meeting held in 2014, Chicago Bridge & Iron Company B.V. was re-elected as the sole managing director for a four-year term expiring at the end of the 2018 annual CB&I General Meeting.

72 during his or her term shall be deemed to have resigned and retired at the first annual meeting following his or her attainment of the age of 72. Accordingly, a director nominee may stand for election if he or she has not attained the age of 72 prior to the date of election or reelection.

Removal of Directors

Under Dutch law, the general meeting of shareholders has the authority to suspend or remove members of the board at any time. However, if the CB&I Supervisory Board does not propose such dismissal or suspension, the CB&I General Meeting must pass the resolution for dismissal or suspension of a member of the CB&I Management Board or CB&I Supervisory Board by a two-thirds majority of the votes cast at the CB&I General Meeting, representing more than half of CB&I’s issued share capital. The CB&I Supervisory Board may suspend a member of the CB&I Management Board at any time for a period of up to three months. The CB&I General Meeting may discontinue such suspension at any time.

Under Panamanian law, members of a corporation’s board of directors may be removed at any time by the vote of the holders of a majority of the shares entitled to vote in the election of directors.

Vacancies on the Board

Under Dutch law, all directors are formally appointed by the general meeting of shareholders. The CB&I Articles provide that CB&I Supervisory Board and CB&I Management Board vacancies are to be filled by a vote of shareholders at the first CB&I General Meeting after such vacancy occurs or is created.

The McDermott Articles provide that any vacancies will be filled only by the McDermott Board, acting by a majority of the then remaining directors, even if less than a quorum.

Liability of Directors and Officers; Conflict of Interest

Directors of a Dutch company must generally act in the best interests of the company and its business.	Generally, under Panamanian law, directors of a Panamanian corporation must act in the best interests of the corporation. Commercial Code of the Republic

CB&I Shareholders	McDermott Stockholders

These interests are not defined exclusively by reference to the shareholders but may take into account other constituencies, such as employees, creditors, suppliers and customers.

There are no equivalent standards for officers which are not directors.

A director may not take part in deliberations or decision making of the board with respect to matters where he or she has a personal interest that conflicts with the interests of the company.

of Panama (the “PCC”), a director may become personally liable to third parties (including stockholders or, in some cases, creditors) for acts of negligence or willful misconduct or for knowingly consenting to any of the following actions:

•   the declaration or authorization of the payment of dividends or distribution of assets, if as a result of such dividend or distribution, the total assets of the corporation are less than the aggregate amount of its liabilities plus capital;

•   the authorization of a reduction in the outstanding capital of the corporation (for example, via a repurchase or redemption of shares), if, as a result of such reduction, the total assets of the corporation are less than the aggregate amount of its liabilities plus capital; or

•   the making of a false statement of a material fact in any report issued by the corporation.

Limitation of Liability / Indemnification of Directors and Officers

A Dutch company typically proposes that its shareholders discharge its directors from any liability in connection with the exercise of their duties on an annual basis. This relates to liability towards the company only (i.e., does not discharge from liability towards third parties).

The CB&I Articles provide that a current or former director or officer of CB&I shall be indemnified by CB&I against:

•   all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of CB&I) brought against him or her by virtue of his or her position as a director or officer of CB&I if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of CB&I, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

•   all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any action by or in the right of CB&I brought against him or her by virtue of his or her position as a director or

Under the PCC, an agent (including a director or officer) is to be indemnified against liability incurred in acting without fault or imprudence on behalf of the agent’s principal.

Under the McDermott By-Laws, each person who is or was a director or officer of McDermott shall be indemnified and held harmless by McDermott to the fullest extent permitted by applicable law (including against any and all losses, liabilities, costs, damages and reasonable expenses that may be paid or incurred by such person in connection with or resulting from any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative or investigative, or in connection with an appeal relating thereto, in which such person may become involved, as a party or otherwise, by reason of being or having been a director or officer of McDermott (or serving or having served in such capacity at the request of McDermott, as a director, officer, employee or agent of another corporation or any partnership, joint venture, trust or other entity)), provided such director or officer acted, in good faith, in a manner he or she reasonably believed to be in or not opposed to the best interest of McDermott, and, in addition, in criminal actions or proceedings, had no reasonable cause to believe that his or her conduct was unlawful.

CB&I Shareholders	McDermott Stockholders

officer of CB&I if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of CB&I, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to CB&I, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses.

Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any such litigation, action or claim, he or she is required to be indemnified by CB&I against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses may be advanced to a director or officer at his or her request and upon a resolution of the CB&I Supervisory Board, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses. Indemnification is only required to be made if a majority of supervisory directors not a party to the action or, if all supervisory directors are named as parties to the action, independent legal counsel, or the general meeting of shareholders, determines that the applicable standard of conduct required for indemnification has been met.

The CB&I Articles further provide that the indemnification provided therein is not exclusive of any other right to which a person seeking indemnification may be entitled under Dutch law (as from time to time amended) or under any agreement, resolution of the CB&I General Meeting or of the disinterested members of the CB&I Supervisory Board or otherwise.

CB&I has entered into indemnification agreements with certain of its directors providing for indemnification similar to that provided in the CB&I Articles. CB&I has also obtained officers’ and directors’ liability insurance.

The CB&I Articles provide that directors of CB&I will not be personally liable to CB&I or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to CB&I or its shareholders, (2) for acts or omissions not in good faith or which

Under the McDermott Articles, a director is not personally liable to McDermott or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the directors’ duty of loyalty to McDermott or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived any improper personal benefit.

McDermott maintains directors’ and officers’ liability insurance for its directors and officers that protects them from certain losses arising from claims or charges made against them in their capacities as directors or officers of McDermott. McDermott also maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

CB&I Shareholders	McDermott Stockholders

involve intentional misconduct or knowing violation of law, (3) for any transaction from which the director derived an improper personal benefit or (4) for personal liability which is imposed by Dutch law, as from time to time amended.

Derivative Actions Against Directors and Officers

Dutch law does not provide for derivative suits. As such, individual shareholders do not have the right to bring an action on behalf of CB&I against its directors and officers.

The Dutch Civil Code does provide for class actions. Only a foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a class action. Such class action can only result in a declaratory judgment on the basis of which each individual person may institute civil proceedings. The class action itself cannot result in an order for payment of monetary damages, but can lead to a settlement being reached for payment of damages A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party.

Dutch legislation is being prepared which, if enacted, is expected to allow Dutch class action to result in an order for payment of damages.

Under Panamanian law, stockholders may only bring a derivative action against officers and directors if such action has been authorized by shares representing a majority of the voting stock of the corporation.

Holders of an aggregate of 5% of the voting stock of the corporation may request the judicial appointment of auditors to examine the balance sheet, books and the management of the corporation.

Amendment of Governing Documents

Under Dutch law, shareholders of a Dutch company may resolve to amend the company’s articles of association.

The CB&I Articles may be amended by a majority of the votes cast at a CB&I General Meeting if the proposal is stated in the convocation notice for the CB&I General Meeting and a complete copy of the proposed amendment is filed at CB&I’s office so that it may be reviewed prior to and during the CB&I General Meeting. Resolutions to amend the CB&I Articles, to merge CB&I with or into any other entity, or to dissolve CB&I, can only be adopted pursuant to a proposal by the CB&I Supervisory Board.

An amendment to the McDermott Articles generally requires the approval of the holders of a majority of its outstanding capital stock entitled to vote and actually voting on the amendment. However, the affirmative vote of two-thirds of McDermott’s outstanding capital stock entitled to vote is required to amend, alter, change or repeal the provisions of the McDermott Articles regarding:

•   approvals of the transactions described below under “Shareholder Approval Required for Certain Business Combinations and Other Transactions,” and

•   the number, election and authority of McDermott’s directors.

The McDermott Board may amend, alter or repeal the McDermott By-Laws and adopt new by-laws.

CB&I Shareholders	McDermott Stockholders

Shareholder Approval Generally Required for Business Combinations and Certain Other Transactions

Under Dutch law, the general meeting of shareholders must approve any legal merger (juridische fusie) in which CB&I would not be the surviving entity. Shareholder approval is also generally required for any legal demerger (juridische splitsing) to which CB&I is a party (other than certain demergers resulting in a purely internal reorganization of CB&I’s consolidated assets).

The CB&I General Meeting must approve resolutions of the CB&I Management Board relating to an important change in the identity or character of CB&I or its business, in any event including:

•   the transfer of all or substantially all of CB&I’s assets or business to a third party;

•   the entering into or termination of a joint venture, partnership or similar cooperative arrangement between CB&I, or a subsidiary of CB&I, and a third party, if this cooperative arrangement or the termination thereof is of material significance for CB&I; and

•   the acquisition or disposition by CB&I or a subsidiary of CB&I of an interest in the share capital of a company with a value of at least one-third of CB&I’s assets according to the most recent annual consolidated accounts of CB&I adopted by shareholders.

The CB&I Articles provide that the adoption of resolutions for a merger, dissolution, liquidation or legal division requires the affirmative vote of at least 80% of all the issued and outstanding shares of CB&I Common Stock if there is a beneficial owner or group of beneficial owners of more than 15% of the issued and outstanding shares of CB&I Common Stock.

Under Panamanian Law, shareholder action is required in connection with (1) extraordinary corporate matters such as the sale, lease, exchange or disposal of capital assets, including its clientele and privileges, franchises and rights; (2) if so provided by the articles of incorporation, the transfer of assets in trust or to pledge or mortgage them to guarantee the liabilities of the corporation or third parties; and (3) agreements for the merger, continuation into a foreign jurisdiction or dissolution of the corporation.

Under the McDermott Articles, whenever applicable law requires the vote or consent of its stockholders to authorize or approve a sale, lease or exchange of all or substantially all McDermott’s property or assets or to adopt or approve an agreement of merger or consolidation of McDermott with or into any other corporation or to merge any other corporation into McDermott, the vote of at least two-thirds of the outstanding capital stock entitled to vote on that transaction is required for any such authorization, adoption or approval.

Certain Provisions Related to Business Combinations with Interested Shareholders and Anti-Takeover Provisions

Dutch law does not specifically restrict business combinations with interested shareholders. The CB&I Articles require that, at a time when there are one or more holders of more than 15% of CB&I’s

McDermott is subject to Decree No. 45 of December 5, 1977 of the Republic of Panama, which imposes certain restrictions on offers to acquire voting securities of a corporation if, following such acquisition, the acquiror would own more than 5% of

CB&I Shareholders	McDermott Stockholders

outstanding voting securities (each, an “affiliated holder”), certain business combination transactions, recapitalization transactions or transactions involving a person who is or has been an affiliated holder, as well as dissolution or liquidation of CB&I, the payment of stock dividends and the repurchase of CB&I shares, in each case insofar as any of such transactions otherwise require shareholder vote for adoption, will require the approval of a supermajority percentage (at least 80%) of CB&I’s Common Stock issued and outstanding. While this provision may limit the ability of an affiliated holder to control or influence a decision to effect a change of control of CB&I and also make it more difficult to consummate certain types of business combination transactions requiring a shareholder vote (e.g., certain statutory mergers under Dutch law), this requirement does not affect shareholders’ ability to sell their shares to a bidder in a tender offer or the ability to engage in other types of business combination transactions not requiring a shareholder vote.

the outstanding voting securities with a market value of at least five million Balboas (approximately $5 million). For a more detailed discussion of this Decree, see “Description of McDermott Common Stock—Other Matters—Panamanian Regulation of Acquisitions of Control.”

Appraisal Rights

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

However, pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) provides at least 95% of the company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Court of the Amsterdam Court of Appeal (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Court on the value of the shares to be transferred.

Furthermore, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for cash compensation. The cash compensation is to be determined by one or more independent experts.

Under Panamanian law, a stockholder does not have any appraisal or dissenters’ rights. The McDermott Articles and the McDermott By-Laws also do not provide any appraisal rights to McDermott stockholders.

Enforcement of Civil Liabilities

As of the date hereof, the United States and the Netherlands do not have a treaty providing for the	Panamanian courts would enforce judgments of U.S. courts obtained against the corporation predicated

CB&I Shareholders	McDermott Stockholders

reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts.

However, if a person has obtained a judgment for the payment of money rendered by a court in the United States that is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if:

•   the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards;

•   the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging);

•   binding effect of such foreign judgment is not contrary to Dutch public order; and

•   the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands.

Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

In addition, Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

upon the civil liability provisions of the U.S. securities laws, provided that such judgments are approved by the Supreme Court of Panama, subject to the issuance of a writ of exequatur, which would require that:

•   the judgment rendered is final;

•   such judgment arises out of an in personam action;

•   the party against whom the judgment was rendered (or its agent) was personally served in such action;

•   the obligation in respect of which the judgment was obtained is lawful in Panama;

•   such judgment is properly authenticated by diplomatic or consular officers of the Republic of Panama or pursuant to the 1961 Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents and translated into Spanish by a Panamanian official interpreter; and

•   judgments of Panamanian courts are reciprocally recognized in the respective U.S. Courts (which the Panamanian Supreme Court will presume to be the case, unless proved otherwise).

MATERIAL TAX CONSEQUENCES OF THE COMBINATION

The following is a discussion of material U.S. federal income tax considerations and Dutch dividend withholding tax considerations to U.S. holders (as defined below) of shares of CB&I Common Stock of the receipt of shares of McDermott Common Stock pursuant to the Combination and the ownership and disposition of such shares of McDermott Common Stock. The discussion is based on and subject to the Internal Revenue Code, the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, and with respect to the Dutch dividend withholding tax considerations, the tax laws of the Netherlands (whereby “the Netherlands” means the part of the Kingdom of the Netherlands located in Europe), published regulations thereunder and published authoritative case law, all as of the date of this document, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion only addresses U.S. holders that hold their shares of CB&I Common Stock, and will hold their shares of McDermott Common Stock, as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation and Dutch dividend withholding tax that may be relevant to U.S. holders of CB&I Common Stock in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, or to U.S. holders that are subject to special treatment under the Internal Revenue Code, including, for example:

•	banks, thrifts, mutual funds and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	brokers or dealers in securities;

•	tax-exempt organizations and governmental organizations;

•	insurance companies;

•	individual retirement and other deferred accounts;

•	holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens and residents of the United States;

•

any person that, at any time following completion of the Combination, owns, actually or constructively, 5% or more of (1) the total combined voting power of all shares of classes of McDermott capital stock entitled to vote or (2) the total value of shares of all classes of capital stock of McDermott;

•	holders who hold their shares as part of a straddle, conversion, constructive sale or other risk reduction transaction;

•	subchapter S corporations and other pass-through entities; and

•	holders who received their shares of CB&I Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

No rulings will be sought from the IRS with respect to the Combination, and there can be no assurance that the IRS will not assert (or that a court will not sustain) a position that is contrary to the tax consequences described below. The following discussion does not address any non-income tax considerations or any non-U.S. (other than the Dutch Dividend Withholding Tax), state or local tax consequences.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of shares of CB&I Common Stock or, after the completion of the Combination, shares of McDermott Common Stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds shares of CB&I Common Stock or will hold shares of McDermott Common Stock, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. holder that is a partnership and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Combination and the ownership and disposition of the shares of McDermott Common Stock.

THIS DISCUSSION IS NOT TAX ADVICE. ALL HOLDERS OF SHARES OF CB&I COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMBINATION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF THE COMBINATION ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY. HOLDERS OF SHARES OF CB&I COMMON STOCK THAT ARE NOT U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE COMPLETION OF AN APPLICABLE IRS FORM W-8 TO PREVENT U.S. FEDERAL BACKUP WITHHOLDING WITH RESPECT TO ANY ACTUAL OR DEEMED CASH PAYMENTS TO SUCH HOLDERS PURSUANT TO THE COMBINATION.

U.S. Federal Income Tax Treatment of the Combination

The U.S. federal income tax treatment of the Combination is uncertain. Although McDermott, CB&I and their respective affiliates have agreed to use commercially reasonable efforts to cause the Merger and the related elements of the Combination, taken together, to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code, there is legal uncertainty whether those transactions, which involve restructurings under foreign law, so qualify and, accordingly, there can be no assurance that those transactions will so qualify, even if McDermott, CB&I and their respective affiliates comply with this covenant. In addition, the completion of the Combination is not conditioned on those transactions qualifying as one or more reorganizations or upon the receipt of an opinion of counsel to that effect, and neither McDermott nor CB&I will request a ruling from the IRS regarding the U.S. federal income tax consequences of those transactions. Accordingly, no assurance can be given that the Merger and the related elements of the Combination, taken together, will qualify as one or more reorganizations. Further, even if McDermott and CB&I conclude that those transactions qualify as one or more reorganizations, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such challenge.

U.S. Federal Income Tax Consequences if the Merger and the Related Elements of the Combination, Taken Together, Qualify as One or More Reorganizations

Consequences to Tendering U.S. Holders

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, if the Merger and the related elements of the Combination, taken together, qualify as one or more “reorganizations,” then a tendering U.S. holder generally will not recognize gain or loss upon the exchange of shares of CB&I Common Stock for shares of McDermott Common Stock in the Exchange Offer, except with respect to cash received in lieu of a fractional share of McDermott Common Stock, as discussed below. A tendering U.S. holder generally will have an aggregate tax basis in the shares of McDermott Common Stock received in the Exchange Offer (including any fractional share of McDermott Common Stock deemed received and redeemed for cash, as discussed below) equal to the tendering U.S. holder’s aggregate tax basis in its shares of CB&I Common Stock exchanged in the Exchange Offer. The holding period of the shares of McDermott Common Stock received by a tendering U.S. holder in the Exchange Offer (including any fractional share of McDermott Common Stock deemed received and redeemed for cash, as discussed below) will include the holding period of the shares of CB&I Common Stock exchanged in the Exchange Offer. If a tendering U.S. holder holds different blocks of CB&I Common Stock (generally, shares of CB&I Common Stock acquired on different dates or at different prices), such tendering U.S. holder is urged to consult its tax advisor regarding the determination of the basis and holding period of shares of McDermott Common Stock received in the Exchange Offer in respect of particular blocks of CB&I Common Stock.

A tendering U.S. holder who receives cash in lieu of a fractional share of McDermott Common Stock in the Exchange Offer will be treated as if such fractional share had been issued in the Exchange Offer and then redeemed by McDermott. A U.S. holder generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above), unless the receipt of such cash has the effect of a distribution of a dividend under the applicable provisions of the Internal Revenue Code, in which case such gain would be treated as a dividend to the extent of such tendering U.S. holder’s ratable share of earnings and profits as determined for U.S. federal income tax purposes. Any gain or loss recognized generally will be long-term capital gain or loss if, as of the date such cash is received, the shares of CB&I Common Stock exchanged in the Exchange Offer were held for more than one year. The deductibility of capital losses is subject to limitations.

Consequences to Non-Tendering U.S. Holders

If the Merger and the related elements of the Combination, taken together, qualify as one or more “reorganizations,” we intend to treat non-tendering U.S. holders of CB&I Common Stock as receiving, in exchange for shares of CB&I Common Stock pursuant to the Merger and the related elements of the Combination, solely shares of McDermott Common Stock. This treatment is based on our expectation that, in such circumstance, a non-tendering U.S. holder will be treated as having received (1) in exchange for shares of CB&I Common Stock pursuant to the Combination, (a) any shares of McDermott Common Stock actually received by such holder in the Liquidation Distribution and (b) any shares of McDermott Common Stock withheld from the Liquidation Distribution to such non-tendering U.S. holder (and sold by the Exchange Agent for the benefit of such holder pursuant to the McDermott Common Stock Sale) (such withheld shares, in the aggregate, the “Withheld McDermott Common Stock”), and (2) in exchange for such non-tendering U.S. holder’s Withheld McDermott Common Stock, the cash proceeds from the McDermott Common Stock Sale, to the extent such proceeds are paid to the Dutch taxing authority to satisfy such non-tendering U.S. holder’s Dutch Dividend Withholding Tax liability, and any surplus cash proceeds that are distributed to such non-tendering U.S. holder (excluding any cash received in lieu of a fractional share of McDermott Common Stock) (together, the aggregate amount of such cash, the “McDermott Common Stock Sale Cash Proceeds”).

Characterization as a Stock-for-Stock Exchange

If such treatment is respected and if the Merger and the related elements of the Combination, taken together, qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code, then, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a non-tendering U.S. holder generally will not recognize gain or loss upon the exchange of shares of CB&I Common Stock for shares of McDermott Common Stock in the Combination, except with respect to cash received in lieu of a fractional share of McDermott Common Stock, as discussed below. A non-tendering U.S.

holder generally will have an aggregate tax basis in the shares of McDermott Common Stock received in the Combination (including any Withheld McDermott Common Stock and any fractional share of McDermott Common Stock deemed received and exchanged for cash, as discussed below) equal to the non-tendering U.S. holder’s aggregate tax basis in its shares of CB&I Common Stock exchanged in the Combination. The holding period of the shares of McDermott Common Stock received by a non-tendering U.S. holder in the Combination (including any Withheld McDermott Common Stock and any fractional share of McDermott Common Stock deemed received and exchanged for cash, as discussed below) will include the holding period of the shares of CB&I Common Stock exchanged in the Combination. If a non-tendering U.S. holder holds different blocks of CB&I Common Stock (generally, shares of CB&I Common Stock acquired on different dates or at different prices), such non-tendering U.S. holder is urged to consult its tax advisor regarding the determination of the basis and holding period of shares of McDermott Common Stock received in the Combination in respect of particular blocks of CB&I Common Stock.

In such circumstance, we intend to treat the McDermott Common Stock Sale Cash Proceeds as if the Withheld McDermott Common Stock had been distributed to non-tendering U.S. holders in the Liquidation Distribution and then sold by such non-tendering U.S. holders in exchange for the McDermott Common Stock Sale Cash Proceeds. A non-tendering U.S. holder generally will recognize capital gain or loss with respect to any McDermott Common Stock Sale Cash Proceeds deemed (or actually) received in respect of Withheld McDermott Common Stock equal to the difference, if any, between the amount of the McDermott Common Stock Sale Cash Proceeds deemed (or actually) received with respect to such Withheld McDermott Common Stock and the tax basis allocated to the Withheld McDermott Common Stock (determined as described above). Any gain or loss recognized generally will be long-term capital gain or loss if, as of the date of the McDermott Common Stock Sale, the shares of CB&I Common Stock exchanged in the Combination were held for more than one year. The deductibility of capital losses is subject to limitations.

Characterization as an Exchange for Stock and Cash

However, if the Withheld McDermott Common Stock is instead treated as having been sold by the Exchange Agent for the benefit of CB&I Newco, then, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, non-tendering U.S. holders of CB&I Common Stock would be treated as receiving, in exchange for shares of CB&I Common Stock pursuant to the Combination, shares of McDermott Common Stock and the McDermott Common Stock Sale Cash Proceeds. In this case, a non-tendering U.S. holder generally would recognize gain (but not loss) upon the exchange of shares of CB&I Common Stock in the Combination, in an amount equal to the lesser of:

•	the amount of cash received in the Combination with respect to such shares of CB&I Common Stock, including any McDermott Common Stock Sale Cash Proceeds deemed (or actually) received; and

•

the excess, if any, of (1) the sum of the amount of such cash and the fair market value of the shares of McDermott Common Stock received in the Combination with respect to such shares of CB&I Common Stock over (2) such non-tendering U.S. holder’s tax basis such shares of CB&I Common Stock exchanged in the Combination.

Any recognized gain generally would be capital gain, and would be long-term capital gain if the shares of CB&I Common Stock exchanged in the Combination were held for more than one year as of the date the shares of McDermott Common Stock are received, unless the deemed or actual receipt of cash has the effect of a distribution of a dividend under the applicable provisions of the Internal Revenue Code, in which case such gain would be treated as a dividend to the extent of such non-tendering U.S. holder’s ratable share of earnings and profits as determined for U.S. federal income tax purposes. Non-tendering U.S. holders are urged to consult their tax advisors as to the possibility that all or a portion of any gain recognized will be treated as a dividend. Non-corporate U.S. holders generally are eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains.

A non-tendering U.S. holder generally would have an aggregate tax basis in the shares of McDermott Common Stock received in the Combination (including any fractional share of McDermott Common Stock deemed received and exchanged for cash, as discussed below) equal to the non-tendering U.S. holder’s aggregate tax basis in its shares of CB&I Common Stock exchanged in the Combination, reduced by the amount of cash received in the Combination (including any McDermott Common Stock Sale Cash Proceeds deemed received, but excluding cash received in lieu of a fractional share of McDermott Common Stock) and increased by the amount of gain recognized by such non-tendering U.S. holder (including, but not limited to, any portion of such gain that is treated as a dividend, but excluding any gain recognized with respect to cash received in lieu of a fractional share of McDermott Common Stock) in the Combination. The holding period of the shares of McDermott Common Stock received by a non-tendering U.S. holder in the Combination (including any fractional share of McDermott Common Stock deemed received and exchanged for cash, as discussed below) will include the holding period of the shares of CB&I Common Stock exchanged in the Combination. If a non-tendering U.S. holder holds different blocks of CB&I Common Stock (generally, shares of CB&I Common Stock acquired on different dates or at different prices), such non-tendering U.S. holder is urged to consult its tax advisor regarding the determination of the basis and holding period of shares of McDermott Common Stock received in the Combination in respect of particular blocks of CB&I Common Stock.

Cash in Lieu of Fractional Shares

A non-tendering U.S. holder who receives cash in lieu of a fractional share of McDermott Common Stock in the Combination generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally will be long-term capital gain or loss if, as of the date such cash is received, the shares of CB&I Common Stock exchanged in the Combination were held for more than one year. The deductibility of capital losses is subject to limitations.

Tax Consequences if the Merger and the Related Elements of the Combination, Taken Together, Do Not Qualify as One or More Reorganizations

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, if the Merger and the related elements of the Combination, taken together, do not qualify as one or more reorganizations, then a U.S. holder generally will recognize capital gain or loss upon the exchange of shares of CB&I Common Stock in the Combination, equal to the difference, if any, between: (1) the sum of the fair market value of shares of McDermott Common Stock and any cash received by such holder (including, with respect to non-tendering U.S. holders, any Withheld McDermott Common Stock (or, as discussed above, if such Withheld McDermott Common Stock is treated as having been sold by the Exchange Agent for the benefit of CB&I Newco, any McDermott Common Stock Sale Cash Proceeds)); and (2) the U.S. holder’s adjusted tax basis in the shares of CB&I Common Stock surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the shares of CB&I Common Stock exchanged in the Combination are held for more than one year as of the date the shares of McDermott Common Stock are received. Non-corporate U.S. holders generally will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains. The deductibility of capital losses is subject to limitations.

A U.S. holder generally will have an aggregate tax basis in the shares of McDermott Common Stock received in the Combination equal to the fair market value of such shares as of the date such shares are received. A U.S. holder’s holding period in shares of McDermott Common Stock received in the Combination will begin the day after the date such shares are received. If a U.S. holder holds different blocks of CB&I Common Stock (generally, shares of CB&I Common Stock acquired on different dates or at different prices), such U.S. holder is urged to consult its tax advisor regarding the determination of the basis and holding period of shares of McDermott Common Stock received in the Combination in respect of particular blocks of CB&I Common Stock.

Passive Foreign Investment Company Considerations

The U.S. federal income tax consequences of the Combination to a U.S. holder could differ materially from those described above if such U.S. holder’s shares of CB&I Common Stock were treated as stock in a “passive foreign investment company,” which is referred to in this discussion as a “PFIC” (determined under the rules described under “—Tax Consequences of Holding and Disposing of Shares of McDermott Common Stock—Passive Foreign Investment Company Considerations” below). In this regard, CB&I believes that it was not a PFIC for its 2017 taxable year or any prior taxable year, and it does not expect to become a PFIC for any taxable year up to and including the taxable year in which the Combination is completed. However, CB&I has not conducted and does not expect to conduct a formal study to determine its PFIC status. Moreover, as discussed below, the determination of whether CB&I is or has been a PFIC is a factual determination that is made annually and, as a result, may be subject to change. As a result, there can be no assurance that CB&I is not or will not become a PFIC prior to the closing of the Combination. U.S. holders of shares of CB&I Common Stock are urged to consult their tax advisors regarding the application of the PFIC rules to the Combination.

Information Reporting and Backup Withholding

Regardless of whether the Merger and the related elements of the Combination, taken together, qualify as one or more “reorganizations,” any actual or deemed payments of cash to a holder of shares of CB&I Common Stock in connection with the Combination (including, cash in lieu of fractional shares of McDermott Common Stock and, in the case of a non-tendering holder, McDermott Common Stock Sale Cash Proceeds) generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%).

To the extent backup withholding applies with respect to McDermott Common Stock Sale Cash Proceeds deemed paid to a non-tendering holder, the Exchange Agent will increase the number of shares of McDermott Common Stock withheld from the Liquidating Distribution (i.e., the Withheld McDermott Common Stock) as necessary to cause the McDermott Common Stock Sale Cash Proceeds to be sufficient to fund both the Dutch Dividend Withholding Tax liability and the backup withholding required in respect of such non-tendering holder. Any such increase in the McDermott Common Stock Sale Cash Proceeds deemed (or actually) received by a non-tendering U.S. holder would need to be taken into account in determining the U.S. federal income tax consequences to such non-tendering U.S. holders described above.

To prevent backup withholding, U.S. holders of CB&I Common Stock should provide the Exchange Agent with a properly completed IRS Form W-9 and non-U.S. holders should provide the Exchange Agent with a properly completed applicable IRS Form W-8. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided that such holder furnishes certain required information to the IRS in a timely fashion.

All holders of CB&I Common Stock are urged to consult their tax advisors for further guidance regarding the completion of IRS Form W-9 or applicable IRS Form W-8 to claim exemption from U.S. federal backup withholding.

Dutch Dividend Withholding Tax

Under Dutch law, the Liquidation Distribution will generally be subject to a 15% Dutch dividend withholding tax under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) to the extent it exceeds the average paid-up capital recognized for Dutch dividend withholding tax purposes of the shares of CB&I Newco Common Stock. Application of the Dutch Dividend Withholding Tax will cause the net value of the consideration to be received by CB&I shareholders in the Liquidation to be less than the net value of the consideration such CB&I shareholders would have received had they tendered their shares of CB&I Common Stock in the Exchange Offer.

Non-tendering U.S. holders of CB&I Common Stock may be able to deduct, or claim a U.S. foreign tax credit in respect of, Dutch Dividend Withholding Tax. The U.S. foreign tax credit rules are complex and the ability to claim a foreign tax credit depends on, among other things, whether such holder has sufficient income from non-U.S. sources. The deemed receipt of cash by a U.S. holder of CB&I Common Stock of the McDermott Common Stock Sale Cash Proceeds may not give rise to foreign source income for U.S. foreign tax credit purposes. Non-tendering U.S. holders are urged to consult their own tax advisors regarding the treatment of any Dutch Dividend Withholding Tax for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of Holding and Disposing of Shares of McDermott Common Stock

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid on shares of McDermott Common Stock will be treated as a dividend to the extent paid out of McDermott’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). If a distribution exceeds McDermott’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the shares of McDermott Common Stock. Any remaining excess will be treated as a capital gain. McDermott currently does not, and McDermott does not intend to, calculate its earnings and profits under U.S. federal income tax principles and, as a result, generally will be required to report the entire amount of any such distribution as a dividend.

Dividends received by a U.S. holder that is an individual, trust or estate will be treated as “qualified dividend income” that is taxed at preferential capital gains rates provided that: (1) the shares of McDermott Common Stock are regularly traded on an established securities market in the United States (such as the NYSE); (2) as discussed under “—Passive Foreign Investment Company Considerations” below, McDermott is not a PFIC for its taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period and other requirements are met. Dividends received by a corporate shareholder will not be eligible for the dividends received deduction that generally is allowed to U.S. corporate shareholders on dividends received from a U.S. corporation.

In general, any dividends McDermott pays with respect to shares of McDermott Common Stock will constitute foreign-source income and will be considered passive category income for purposes of computing the foreign tax credit allowable to U.S. holders. It is possible that McDermott will be, upon completion of the Combination or at some future time thereafter, at least 50% owned by U.S. persons, in which case dividends may be treated as U.S.-source income (rather than foreign-source income) for foreign tax credit purposes to the extent McDermott earns more than an insignificant amount of U.S.-source income. This rule, to the extent applicable, could result in a U.S. holder being able to credit a lower amount of foreign taxes than would be possible if such dividends were treated as foreign-source income. U.S. holders are urged to consult their tax advisors regarding the possible impact of this rule in their particular circumstances. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the federal tax credit are complex and U.S. holders are urged to consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances.

Taxation of Sale, Exchange or Other Taxable Disposition

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, upon the sale, exchange or other taxable disposition of shares of McDermott Common Stock, a U.S. holder will recognize taxable gain or loss equal to the difference between: (1) the amount of cash plus the fair market value of any other property received in the sale, exchange or other taxable disposition; and (2) the U.S. holder’s adjusted tax basis in the shares of McDermott Common Stock.

Gain or loss recognized on the sale, exchange or other taxable disposition of shares of McDermott Common Stock generally will be U.S.-source capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition, the shares of McDermott Common Stock had been held for more than one year. A U.S. holder determines its tax basis and holding period in shares of McDermott Common Stock received in the Combination in the manner described in “—U.S. Federal Income Tax Treatment of the Combination” above. Long-term capital gains recognized by non-corporate U.S. holders are subject to reduced tax rates. The deductibility of capital losses may be subject to limitations.

Passive Foreign Investment Company Considerations

The U.S. tax consequences to U.S. holders could differ materially from those described above if, at any relevant time, McDermott were a PFIC. For this purpose, McDermott would be a PFIC for any taxable year in which either:

•	at least 75% of McDermott’s gross income for such taxable year is classified as “passive income”; or

•	at least 50% of McDermott’s assets (determined on the basis of a quarterly average) produce or are held for the production of passive income.

For these purposes, cash is considered a passive asset. In making this determination, McDermott is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest.

Based on certain estimates of McDermott’s gross income, its historic and expected operations, and the nature and value of McDermott’s assets, McDermott believes that it was not a PFIC for the 2017 taxable year and does not expect that it will become a PFIC for the 2018 taxable year or for the foreseeable future. However, the determination of whether McDermott is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that McDermott could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of its assets or income.

If McDermott were to be considered a PFIC at any time that a U.S. holder holds shares of McDermott Common Stock, any gain recognized by the U.S. holder on a sale or other disposition of the shares of McDermott Common Stock generally would be allocated ratably over the U.S. holder’s holding period for its shares of McDermott Common Stock. The amounts allocated to the taxable year of the sale or other disposition and to any year before McDermott became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. holder on its shares of McDermott Common Stock were to exceed 125% of the average of the annual distributions on the shares of McDermott Common Stock received during the preceding three years or the U.S. holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of shares of McDermott Common Stock if McDermott is a PFIC, described above. If McDermott is treated as a PFIC with respect to a U.S. holder for any taxable year, the U.S. holder will be subject to the PFIC rules with respect to any of McDermott’s subsidiaries that are also PFICs. Unless a U.S. holder makes a “qualified electing fund” or “mark-to-market” election with respect to the shares of McDermott Common Stock, a U.S. holder that holds shares of McDermott Common Stock during a period in which McDermott is a PFIC will be subject to the PFIC rules for that taxable year and all subsequent taxable years in which the U.S. holder holds shares of McDermott Common Stock, even if McDermott ceases to be a PFIC. Classification as a PFIC may have other adverse tax consequences, including in the case of individual U.S. holders, the denial of a step-up in the basis of the shares of McDermott Common Stock at death.

If McDermott is considered a PFIC, a U.S. holder will also be subject to annual information reporting requirements. U.S. holders are urged to consult their tax advisors about the potential application of the PFIC rules to shares of McDermott Common Stock, including the advisability of making a qualified electing fund or mark-to-market election.

Information Reporting and Backup Withholding

Generally, dividends on shares of McDermott Common Stock and any proceeds of a sale, exchange or other taxable disposition of shares of McDermott Common Stock will be subject to information reporting if such payments are made through a United States payor or United States middleman (as defined in the Treasury Regulations). Backup withholding (currently, at a rate of 24%) may apply to such payments unless the U.S. holder is a corporation or other exempt recipient, and, when required, demonstrates this fact, or such U.S. holder provides a taxpayer identification number and satisfies certain certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes certain required information to the IRS in a timely fashion.

Information Reporting Regarding Foreign Financial Assets

Individual U.S. holders that hold certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account made by a financial institution) that exceed certain thresholds are required to report to the IRS certain information with respect to such assets. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. Significant penalties apply for failure to satisfy these reporting obligations. Individual U.S. holders are urged to consult their tax advisors regarding the effect, if any, of these reporting obligations on their investment in shares of McDermott Common Stock.

DESCRIPTION OF MCDERMOTT COMMON STOCK

The following description of McDermott Common Stock is a summary. This summary is not complete and is subject to the complete text of the McDermott Articles and the McDermott By-Laws and Panamanian law. You should read the provisions of the McDermott Articles and the McDermott By-Laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. The McDermott Articles and the McDermott By-Laws are exhibits to McDermott’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, respectively, and are incorporated in this document by reference.

Current Authorized and Issued Share Capital

McDermott’s current authorized capital stock consists of:

•	400,000,000 shares of common stock; and

•	25,000,000 shares of preferred stock, issuable in series.

Each authorized share of McDermott Common Stock has a par value of USD $1.00. Each authorized share of preferred stock has a par value of USD $1.00. As of March 28, 2018, 285,899,713 shares of McDermott Common Stock were issued and outstanding; 8,499,021 shares of McDermott Common Stock were held by McDermott as treasury stock; and no shares of McDermott preferred stock were issued or outstanding. At the direction of the McDermott Board, without any action by the holders of shares of McDermott Common Stock, McDermott may issue one or more series of its preferred stock from time to time. The McDermott Board may determine the number of shares of each series of preferred stock and, subject to certain limitations set forth in the McDermott Articles, the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance by McDermott of shares of preferred stock may adversely affect the rights of the holders of McDermott Common Stock. For example, any preferred stock issued by McDermott may rank prior to the McDermott Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of McDermott Common Stock. As a result, the issuance by McDermott of shares of its preferred stock may discourage bids for McDermott Common Stock or may otherwise adversely affect the market price of McDermott Common Stock.

As described in this document, McDermott’s stockholders are being requested to approve an amendment to decrease the number of authorized shares of McDermott Common Stock to 255,000,000 shares if the McDermott Reverse Stock Split Articles Amendment Resolution is adopted or increase the number of authorized shares of McDermott Common Stock to 765,000,000 shares if the McDermott Reverse Stock Split Articles Amendment Resolution is not adopted.

McDermott Common Stock

Each share of McDermott Common Stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of McDermott Common Stock has any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. The McDermott Board may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting McDermott.

The presence at a meeting of McDermott’s stockholders, in person or by proxy, of holders of a majority of the outstanding shares of McDermott Common Stock as of the record date for that meeting will constitute a quorum.

Some business combination transactions require more than a simple majority vote. These business combination transactions are described below under “—Other Matters—Business Combination Transactions Requiring More Than a Majority Vote.” In addition, amendments to the McDermott Articles require a vote of the holders of at least a majority of the shares of McDermott Common Stock outstanding, or, in some cases, two-thirds of the shares of McDermott Common Stock outstanding. See “—Amendments to the McDermott Articles and the McDermott By-Laws.” Otherwise, stockholder approvals generally require the affirmative vote of a majority of the outstanding shares of McDermott Common Stock present in person or represented by proxy at the meeting and entitled to vote and actually voting on the matter.

Holders of shares of McDermott Common Stock will be entitled to dividends in such amounts and at such times as the McDermott Board in its discretion may declare out of funds legally available for the payment of dividends. McDermott generally does not pay cash dividends, and it intends to retain future earnings to provide funds for use in the operation and expansion of its business. In addition, the payment of dividends on McDermott Common Stock will be limited by the terms of the Financings and also may be limited by future obligations McDermott may have to holders of preferred stock or by the terms of other loan agreements, indentures and other agreements McDermott may enter into from time to time.

Under Panamanian law, any corporation, unless its articles of incorporation provide otherwise, may acquire shares of its own stock by purchase or otherwise. If such acquisition or purchase is made out of funds or properties other than the surplus or the net profits of the corporation, the shares of stock so purchased or acquired must be canceled and the amount of issued stock of the corporation must be reduced accordingly; but such shares may be reissued if the authorized capital stock is not reduced by such retirement. Panamanian law prohibits a corporation from purchasing or otherwise acquiring shares of its own capital stock if such purchase or acquisition would reduce the actual value of the corporation’s assets to an amount less than the total amount of its debts and liabilities plus the amount of its capital stock so purchased or acquired.

If McDermott liquidates or dissolves its business, the holders of McDermott Common Stock will share ratably in all assets available for distribution to stockholders after its creditors are paid in full and the holders of all series of its outstanding preferred stock, if any, receive their liquidation preferences in full.

Shares of McDermott Common Stock have no preemptive rights to purchase or subscribe to future issuances of McDermott capital stock or other securities and are not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of McDermott Common Stock are fully paid and nonassessable. Any shares of McDermott Common Stock offered and sold under this prospectus will also be fully paid and nonassessable.

The outstanding shares of McDermott Common Stock are listed on the NYSE and trade under the symbol “MDR.” Any additional shares of McDermott Common Stock issued in connection with the Combination will also be listed on the NYSE.

The transfer agent and registrar for McDermott Common Stock is Computershare Trust Company, N.A.

Limitation on Directors’ Liability

The McDermott Articles limit the liability of the members of the McDermott Board by providing that no director will be personally liable to McDermott or its stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to McDermott or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of litigation against McDermott’s directors and may discourage or deter McDermott’s stockholders or management from bringing a lawsuit against McDermott’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited McDermott and its stockholders. The McDermott By-Laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

Meetings of Stockholders

The McDermott By-Laws contain provisions for annual and special meetings of McDermott’s stockholders. The McDermott By-Laws provide that, subject to the rights of holders of any of series its preferred stock that may be issued or as otherwise required by applicable law, a special meeting of McDermott’s stockholders may only be called by McDermott’s Chairman of the Board or Chief Executive Officer or upon the order of the McDermott Board.

Under Panamanian law, written notice of the date, time, place and purpose of each annual or special meeting of the McDermott stockholders must be provided no less than 10 days and no more than 60 days prior to the date of the meeting.

Other Matters

Some of the provisions of the McDermott Articles and the McDermott By-Laws and Panamanian laws discussed below may have the effect, either alone or in combination, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that the McDermott Board opposes but that a stockholder might consider to be in its best interest.

Action By Written Consent

Under Panamanian Law, McDermott’s stockholders may act by written consent without a meeting. However, any such consent must be either: (1) signed by all McDermott’s stockholders or their respective representatives or proxies; or (2) signed by the holders of at least a majority of McDermott’s outstanding shares of capital stock entitled to vote (or, in the case of an amendment to the provisions of the McDermott Articles described below relating to business combination transactions or the number, election and classification of directors, the holders of at least two-thirds of McDermott’s outstanding shares of capital stock entitled to vote) or their respective representatives or proxies, provided that written waivers of a meeting are obtained by all stockholders who have not signed the written consent (which waivers may be obtained after the consents have been obtained). The practical effect of these provisions is that McDermott’s stockholders cannot take action by written consent without the unanimous concurrence of the stockholders to the action.

Business Combination Transactions Requiring More Than a Majority Vote

Under the McDermott Articles, whenever applicable law requires the vote or consent of McDermott stockholders to authorize or approve a sale, lease or exchange of all or substantially all McDermott’s property or assets or to adopt or approve an agreement of merger or consolidation of McDermott with or into any other corporation or to merge any other corporation into McDermott, the vote of at least two-thirds of McDermott’s outstanding capital stock entitled to vote on that transaction is required for any such authorization, adoption or approval.

The super-majority requirement described above could:

•	cause a delay, deferral or prevention of a change in control of McDermott;

•	entrench management; or

•	make it more difficult to effect a business combination transaction even if the transaction is favored by a majority of McDermott’s stockholders.

Filling Vacancies on the McDermott Board

Although members of the McDermott Board may be removed by a majority vote of McDermott’s stockholders entitled to vote in the election of directors and actually voting on the matter, the McDermott Articles provide that any vacancies will be filled only by the affirmative vote of a majority of McDermott’s remaining directors, even if less than a quorum. Therefore, without an amendment to the McDermott Articles, the McDermott Board could prevent any stockholder from removing directors or enlarging the McDermott Board and filling the vacancies with that stockholder’s own nominees.

Stockholder Board Nominations and Other Proposals

The McDermott By-Laws establish an advance-notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of McDermott’s stockholders. The McDermott By-Laws provide that, at any meeting of McDermott’s stockholders, only such business may be conducted as shall have been brought before the meeting by or at the direction of the McDermott Board or by a stockholder who has given timely written notice meeting the requirements described below and who is a stockholder of record as of the time such stockholder gives that notice and will be entitled to vote at the meeting. The McDermott By-Laws also provide that the business to be conducted at any special meeting of stockholders of McDermott shall be limited to the purposes for which the meeting was called (by the Chairman or Chief Executive Officer of McDermott or by order of the McDermott Board).

Under the advance notice provisions of the McDermott By-Laws, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by McDermott:

•	not less than 120 days nor more than 180 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; or

•

if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after that anniversary date, not earlier than the 180th day before the meeting and not later than the close of business on the later of (1) the 120th day before the meeting and (2) the tenth day after McDermott first makes a public announcement of the date of the meeting.

Under the McDermott By-Laws, a stockholder’s notice to McDermott proposing to nominate an individual for election as a director or relating to the conduct of other business other at an annual meeting of stockholders must contain specified information, including:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made;

•

a representation that the stockholder is entitled to vote at the meeting and a statement of the number of shares of McDermott capital stock the stockholder owns and the number of shares of McDermott capital stock the beneficial owner, if any, beneficially owns;

•	a representation that the stockholder intends to appear in person or by proxy at that meeting to nominate the person or persons or to propose the business specified in the notice; and

•	either:

•

as to each person the stockholder proposes to nominate for election or re-election as a director, the name and address of that person and all other information regarding that nominee which would be required in a proxy statement filed under the SEC’s rules if the McDermott Board had nominated that nominee, and a description of any arrangements or understandings between the stockholder and that nominee and any other persons under which the nomination is to be made, and the written consent of each such nominee being named in the proxy statement as a nominee and to serve as a director if elected; or

•

as to each matter the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting that business at the meeting and any material interest of the stockholder in that business.

The chairman of the meeting may refuse to permit any business to be brought before a meeting by a stockholder if that business was not brought before the meeting in compliance with the advance-notice provisions.

The advance-notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to McDermott and its stockholders.

Amendments to the McDermott Articles and the McDermott By-Laws

An amendment to the McDermott Articles generally requires the approval of the holders of at least a majority of McDermott’s outstanding capital stock entitled to vote on the amendment. However, the affirmative vote of at least two-thirds of McDermott’s outstanding capital stock entitled to vote is required to amend, alter, change or repeal the provisions of the McDermott Articles regarding:

•	the votes required for business combinations described above, and

•	the number, election and authority of McDermott’s directors.

The McDermott Board may amend, alter or repeal the McDermott By-Laws and adopt new by-laws. In addition to requiring compliance with the advance-notice provisions described above, the McDermott By-Laws provide that the vote of the holders of at least two-thirds of the voting power of the then outstanding shares of McDermott’s capital stock entitled to vote is required for stockholders to amend, alter or repeal certain provisions of the McDermott By-Laws relating to the powers and composition of the McDermott Board.

Panamanian Regulation of Acquisitions of Control

McDermott is registered with the Panamanian National Securities Commission (the “PNSC”) and, as a result, is subject to Decree No. 45 of December 5, 1977, of the Republic of Panama, as amended (the “Decree”). The Decree imposes certain restrictions on offers to acquire voting securities of a company registered with the PNSC if, following such an acquisition, the acquiror would own directly or indirectly more than 5% of the outstanding voting securities (or securities convertible into voting securities) of such company, with a market value of at least five million Balboas (approximately $5.0 million). Under the Decree, any such offeror would be required to provide McDermott with a declaration stating, among other things, the identity and background of the offeror, the source and amount of funds to be used in the proposed transaction and the offeror’s plans with respect to McDermott. In that event, the PNSC may, at McDermott’s request, hold a public hearing as to the adequacy of the disclosure provided by the offeror. Following such a hearing, the PNSC would either determine that full and fair disclosure had been provided and that the offeror had complied with the Decree or prohibit the offeror from proceeding with the offer until it has furnished the required information and fully complied with the Decree. Under the Decree, such a proposed transaction cannot be consummated until 45 days after the delivery of the required declaration prepared or supplemented in a complete and accurate manner, and the McDermott Board may, in its discretion, within 15 days of receiving a complete and accurate declaration, elect to submit the transaction to a vote of McDermott’s stockholders. In that case, the transaction could not proceed until approved by the holders of at least two-thirds of the voting power of the shares entitled to vote at a meeting held within 30 days of the date it is called. If such a vote is obtained, the shares held by the offeror would be required to be voted in the same proportion as all other shares that are voted in favor of or against the offer. If the stockholders approved the transaction, it would have to be consummated within 60 days following the date of that approval. The Decree provides for a civil right of action by stockholders against an offeror who does not comply with the provisions of the Decree. It also provides that certain persons, including brokers and other intermediaries who participate with the offeror in a transaction that violates the Decree, may be jointly and severally liable with the offeror for damages that arise from a violation of the Decree. McDermott has a long-standing practice of not requiring a declaration under the Decree from passive investors who do not express any intent to exercise influence or control over McDermott and who remain as passive investors, so long as they timely file appropriate information on Schedule 13D or Schedule 13G under the Securities Exchange Act. This practice is consistent with advice McDermott has received from its Panamanian counsel to the effect that the McDermott Board may waive the protection afforded by the Decree and not require declarations from passive investors who invest in shares of McDermott Common Stock with no intent to exercise influence or control over McDermott.

McDermott believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with the McDermott Board and by providing its Board of Directors with more time to assess any acquisition proposal, and are not intended to make McDermott immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the McDermott Board determines is not in the best interests of McDermott and its stockholders.

DESCRIPTION OF CB&I NEWCO COMMON STOCK

The following description of CB&I Newco Common Stock is a summary of the material provisions of the CB&I Newco articles of association (the “CB&I Newco Articles”) and applicable Dutch law. This summary is not complete and is subject to the complete text of the CB&I Newco Articles and Dutch law. You should read the provisions of the CB&I Newco Articles as currently in effect for more details regarding the provisions as described below and for other provisions that may be important to you. The CB&I Newco Articles are attached as Exhibit 3.3 hereto, and are incorporated in this document by reference.

Incorporation and Registered Office

CB&I Newco was incorporated under the laws of the Netherlands as a direct wholly owned subsidiary of CB&I on December 12, 2017, solely for the purpose of effecting the Combination, and has its corporate seat in Amsterdam, the Netherlands. It is registered with the Trade Register under number 70283079.

Share capital and CB&I Newco shares

The share capital of CB&I Newco consists of one or more shares with a nominal value of EUR 0.01. On March 28, 2018, one (1) share of the share capital of CB&I Newco was issued and outstanding. Immediately following the execution of the Merger, the issued share capital and number of outstanding shares of CB&I Newco will be equal to the issued share capital and number of outstanding shares of CB&I directly prior to the Exchange Offer Effective Time.

The CB&I Newco general meeting of shareholders (the “CB&I Newco General Meeting”) resolves on the issuance of shares and determines the issue price, as well as the other terms and conditions of any issuance. Shares may not be issued at an issue price below the nominal value of the shares.

A shareholder of CB&I Newco has no pre-emptive rights if shares are issued or rights to subscribe for shares that are granted.

Shares of CB&I Newco are subject to transfer restrictions. Any shareholder of CB&I Newco, other than CB&I Newco, must obtain the prior approval of the CB&I Newco Management Board to transfer its shares. Shares in the capital of CB&I Newco can only be transferred by execution of a notarial deed by a Dutch civil law notary.

A right of pledge or usufruct may be established on shares. The voting rights attached to shares may be granted to holders of a right of pledge or usufruct.

CB&I Newco General Meetings

At least one CB&I Newco General Meeting must be held during each financial year of CB&I Newco, unless the following matters have been resolved on without holding a meeting: (1) the deliberations on the management report, if section 2:391 of the Dutch Civil Code applies to CB&I Newco; (2) the adoption of the annual accounts; (3) the allocation of profits; and (4) the discharge of managing directors in office in the preceding financial year for their management in that financial year. CB&I Newco General Meetings must be held in the municipality of Amsterdam, Rotterdam or Haarlemmermeer (Schiphol). General meetings may be held as often as the CB&I Newco Management Board deems necessary, or as otherwise provided for pursuant to Dutch law. Shareholders together representing at least 1% of the share capital have the right to request that the CB&I Newco Management Board convene a general meeting. If the CB&I Newco Management Board fails to ensure that a general meeting so requested is held within four weeks following the request, the parties that made such request may on their application be authorized by the district court judge hearing applications for interim relief (voorzieningenrechter) to convene the general meeting.

Written notice of the date, time, place and purpose of the CB&I Newco General Meeting must be provided no less than eight days prior to the date of the CB&I Newco General Meeting.

The CB&I Newco Management Board may resolve that shareholders may exercise their voting rights by electronic communication, either in person or by a proxy authorized in writing. The CB&I Newco Management Board may also attach conditions to the use of electronic communications. The notice of the CB&I Newco General Meeting must set out these conditions or state where they can be consulted.

Voting rights

Each share of CB&I Newco confers the right to cast one vote at the CB&I Newco General Meeting. Each share has one vote in the election of each director and on all other matters voted on generally by the shareholders. No share of CB&I Newco has any cumulative voting rights.

Resolutions of the CB&I Newco General Meeting

Resolutions of the CB&I Newco General Meeting are adopted by an absolute majority of the votes cast, unless applicable law or the CB&I Newco articles specifically requires a larger majority.

Resolutions without holding a CB&I Newco General Meeting

Shareholders may also adopt any resolutions which they may adopt at a CB&I Newco General Meeting without holding a meeting. The CB&I Newco managing directors must be given the opportunity to give advice about a motion before the motion is voted on. A resolution adopted without holding a meeting will only be valid if: (1) all persons entitled to attend CB&I Newco General Meetings consent to this form of adoption; and (2) the resolution is adopted either in writing or by reproducible electronic communication as required by applicable law and the CB&I Newco Articles.

The practical effect of the provisions described above is that CB&I Newco’s General Meeting cannot adopt a resolution by written consent without informing the CB&I Newco Management Board and without consent of all shareholders to this form of adoption.

Business Combination Transactions

Pursuant to the CB&I Newco Articles, all resolutions of the CB&I Newco General Meeting required under the Business Combination Agreement require an absolute majority of the votes cast. As of March 28, 2018, the sole shareholder of CB&I Newco was Chicago Bridge & Iron Company N.V.

Amendments to the CB&I Newco Articles

The CB&I Newco General Meeting may resolve to amend the CB&I Newco Articles. An amendment to the CB&I Newco Articles requires approval by an absolute majority of the votes cast on the matter.

Liquidation of CB&I Newco

As soon as practicable after the Share Sale Effective Time, CB&I Newco will be dissolved and subsequently liquidated in accordance with Section 2:19 and 2:23b of the Dutch Civil Code, pursuant to a resolution of the CB&I Newco General Meeting. It is intended that Stichting Vereffening Chicago Bridge & Iron Company, acting as the Liquidator, or the Exchange Agent on its behalf, will effectuate the distribution of the consideration paid in the Share Sale and all other assets then held by CB&I Newco (if any) by means of one or more Liquidation Distributions to the CB&I Newco Public Shareholders, such that each shareholder of CB&I Newco shall receive shares of McDermott Common Stock, in each case, subject to any applicable withholding taxes, including Dutch Dividend Withholding Tax.

OTHER INFORMATION REGARDING THE PARTIES

The current business address of McDermott, McDermott Bidco and each of their directors and executive officers is c/o McDermott International, Inc., 4424 West Sam Houston Parkway North, Houston, Texas 77041, and their current business telephone number at that address is (281) 870-5000.

During the past five years, none of McDermott, McDermott Bidco, nor any of the directors and executive officers of McDermott or McDermott Bidco has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of the date of this document, McDermott and McDermott Bidco do not own any shares of CB&I Common Stock. Neither McDermott nor McDermott Bidco has effected any transaction in securities of CB&I in the past 60 days. To the best of McDermott’s and McDermott Bidco’s knowledge, after reasonable inquiry, none of the persons listed below, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of CB&I or has effected any transaction in securities of CB&I during the past 60 days.

McDermott

The names, ages (as of March 31, 2018) and material occupations, positions, offices or employment for the past five years of each director and executive officer of McDermott are as follows:

Name/Age	Title	Present Principal Occupation and Five Year Employment History
Philippe Barril, 53	Director

Philippe Barril joined SBM Offshore N.V. (“SBM”), a provider of floating production solutions to the offshore energy industry, in March 2015, and has served as Chief Operating Officer and a member of the Management Board of SBM since April 2015. Previously, he served as President and Chief Operating Officer of Technip S.A. from January 2014 to January 2015; Executive Vice President and Chief Operating Officer, Onshore and Offshore, Technip S.A. from September 2011 to December 2013; Senior Vice President, Offshore Segment, Technip France, from June 2010 to September 2011; and Senior Vice President, Offshore & Onshore Product Lines and Technologies, Technip France, from November 2009 to May 2010. Prior to joining Technip, Mr. Barril served in roles of increasing responsibility for companies in the offshore oil and gas construction industry, including in engineering and project management, with significant experience in Africa and the Mediterranean. Mr. Barril holds a graduate degree in Engineering from the Ecole Centrale de Lyon in France. Mr. Barril is a citizen of France.

Name/Age	Title	Present Principal Occupation and Five Year Employment History

John Bookout, III, 64	Director

Mr. Bookout currently serves as a Partner at Apollo Global Management, LLC, (“Apollo”) a global investment management firm, since June 2016. Previously, he served as a Senior Advisor at Apollo from October 2015 to June 2016, and Managing Director of Energy and Infrastructure at Kohlberg Kravis Roberts & Co. (“KKR”), a private equity firm, from March 2008 until his retirement from KKR in June 2015. For the majority of his career, Mr. Bookout has worked in petroleum refining, marketing, exploration and development, and the natural gas and electric utility industries. Prior to joining KKR, he served as a director of McKinsey & Company, a global management consulting firm that he joined in 1978. During Mr. Bookout’s career with McKinsey, he held several leadership roles, including Managing Partner and Head of North American and European energy practices and was responsible for McKinsey’s 17 global industry practices. Mr. Bookout also served as a director of Tesoro Corporation, an independent refiner and marketer of petroleum products, from 2006 to 2010. Mr. Bookout has a Bachelor of Arts degree in Economics from Rice University and an M.B.A. from Stanford Graduate School of Business. Mr. Bookout is a citizen of the United States.

David Dickson, 50	President and Chief Executive Officer, Director

Mr. Dickson has served as a member of our Board of Directors and as President and Chief Executive Officer since December 2013, prior to which he served as our Executive Vice President and Chief Operating Officer beginning in October 2013. Mr. Dickson has over 25 years of offshore oilfield engineering and construction business experience, including 11 years of experience with Technip S.A. and its subsidiaries. From September 2008 to October 2013, he served as President of Technip U.S.A. Inc., with oversight responsibilities for all of Technip’s North American operations. In addition to being the President of Technip U.S.A. Inc., Mr. Dickson also had responsibility for certain operations in Latin America. Mr. Dickson also supported the Technip organization by managing key customer accounts with international oil companies based in the United States. Mr. Dickson is a citizen of the United States.

Stephen G. Hanks, 67	Director

Mr. Hanks has held various roles over a 30-year career with Washington Group International, Inc. (and its predecessor, Morrison Knudsen Corporation), an integrated engineering, construction and management solutions company for businesses and governments worldwide. From 1994 to 1995, Mr. Hanks served as

Name/Age	Title	Present Principal Occupation and Five Year Employment History

Executive Vice President Administration and Finance of Morrison Knudsen Corporation and later served as Washington Group International, Inc.’s President and Chief Executive Officer and was a member of its board of directors from 2000 through 2007. From November 2007 until his retirement in January 2008, he was President of the Washington Division of URS Corporation. He formerly served as Executive Vice President, Chief Legal Officer and Secretary for Washington Group International. He has also served as a director of Lincoln Electric Holdings, Inc., a global leader in arc welding, robotic welding systems, plasma and oxyfuel cutting equipment and brazing and soldering alloys, since 2006, and as a director of Babcock & Wilcox Enterprises, Inc., a global leader in energy and environmental technologies and services for the power and industrial markets, since July 2015. Mr. Hanks has a Bachelor of Science degree in Accounting from Brigham Young University, a Master’s degree in Business Administration from the University of Utah and a Juris Doctor degree from the University of Idaho. Mr. Hanks is a citizen of the United States.

Erich Kaeser, 62	Director

Prior to his retirement in December 2014, Mr. Kaeser served in key executive and advisory positions, with a strong focus on the Middle East markets, throughout his 35 year career at Siemens AG, a global conglomerate producing energy-efficient and resource-saving technologies across a variety of industrial sectors. Mr. Kaeser served as Executive Advisor to the Siemens AG Board and Regional Middle East Management from December 2013 to December 2014, and as Chief Executive Officer, Siemens Middle East, responsible for overseeing Siemens business operations in 16 countries, from August 2008 to November 2013. He also served as Senior Vice President, Head of Corporate Development and Regional Strategies, Africa, Middle East, C.I.S., Siemens AG from May 2007 to August 2008, and in several other managerial and executive capacities within the Energy, Industry, Infrastructure and Cities sectors since commencing his career at Siemens in 1979, including: Senior Vice President, Head of Corporate Development and Regional Strategies, Africa, Middle East, C.I.S., Siemens A.G., from 2007 to 2008, Managing Director—Branch Offices, Jordan, Syria and Lebanon, Siemens A.G., from 2006 to 2007, General Manager—Power Transmission & Distribution Systems, Lower Gulf (UAE, Qatar, Bahrain, Oman, Yemen), Siemens LLC, from 2005 to 2006, President Transportation

Name/Age	Title	Present Principal Occupation and Five Year Employment History

Systems—Turnkey Systems (worldwide), Siemens A.G., from 2004 to 2005, and Chief Executive Officer of Siemens Ltd. in Saudi Arabia, from 2000 to 2004. Since January 2015, Mr. Kaeser has served as an Executive Advisor for MKS Consultancy FZ LLC (a member of QRC Group A.G.), an international management consulting and executive recruitment company. Mr. Kaeser holds a Bachelor degree in Electrical Power Engineering from the Regensburg University of Applied Sciences in Germany. Mr. Kaeser is a citizen of Germany.

Gary P. Luquette, 62	Non-Executive Chairman of the Board

From January 2015 until November 2016, Mr. Luquette served as President and Chief Executive Officer of Frank’s International N.V. (“Frank’s”), a global provider of engineered tubular services to the oil and gas industry, following which he served as a special advisor to Frank’s until his retirement in December 2016. He also served as a member of Frank’s Supervisory Board from November 2013 to May 2017. From 2006 until September 2013, he served as President of Chevron North America Exploration and Production, a unit of Chevron Corporation. Mr. Luquette began his career with Chevron in 1978 and, prior to serving as President, held several other key exploration and production positions in Europe, California, Indonesia and Louisiana, including Managing Director of Chevron Upstream Europe, Vice President, Profit Center Manager, Advisor and Engineer. He has served on the board of directors for the United Way of Greater Houston and has also been a member of the American Petroleum Institute and was the former chair of its Upstream Committee. Mr. Luquette has a Bachelor of Science degree in Civil Engineering from the University of Louisiana at Lafayette. Mr. Luquette is a citizen of the United States.

William H. Schumann, III, 67	Director

From 2005 until his retirement in August 2012, Mr. Schumann served as Executive Vice President of FMC Technologies, Inc. (“FMC”), a global provider of technology solutions for the energy industry. During his 31 year career at FMC, and its predecessor, FMC Corporation, he also served in the following positions: Chief Financial Officer of FMC Technologies from 2001 until 2011; Chief Financial Officer of FMC Corporation from 1999 until 2001; Vice President, Corporate Development from 1998 to 1999; Vice President and General Manager, Agricultural Products Group from 1995 to 1998; Regional Director, North America Operations, Agricultural Products Group from

Name/Age	Title	Present Principal Occupation and Five Year Employment History

1993 to 1995; Executive Director of Corporate Development from 1991 to 1993, and other various management positions from the time he joined FMC in 1981. He also has served as the Chairman of the Board of Avnet, Inc., an industrial distributor of electronic components and products, since February 2010, and as a director of Tesoro Corporation, an independent refiner and marketer of petroleum products, since November 2016. Mr. Schumann has a Bachelor of Science degree in Systems Engineering from the University of California, Los Angeles, and a Master of Science degree in Management Science from University of Southern California Marshall Graduate School of Business. Mr. Schumann is a citizen of the United States.

Mary L. Shafer-Malicki, 57	Director

From July 2007 until her retirement in March 2009, Ms. Shafer-Malicki was Senior Vice President and Chief Executive Officer of BP Angola, a subsidiary of BP p.l.c. (“BP”), an oil and natural gas exploration, production, refining and marketing company. Previously, she held several other executive leadership positions during her 25 year career with BP p.l.c. and Amoco Corp. (which was acquired by BP in 1998), including Chief Operating Officer of BP Angola from January 2005 to June 2007, Director General of BP Vietnam, from 2003 to 2004, and various other international engineering and managerial positions. In addition to working with a number of non-profit organizations, Ms. Shafer-Malicki has also served as a director of QEP Resources, Inc., an energy company specialized in natural gas and oil exploration, since July 2017; John Wood Group PLC, a leading independent services provider for the oil and gas and power generation markets, since June 2012; and served as a director of Ausenco Limited, an Australian company providing engineering design, project management, process controls and operations solutions to a variety of industries, from January 2011 through December 2016. Ms. Shafer-Malicki has a Bachelor of Science degree in Chemical Engineering from Oklahoma State University. Ms. Shafer Malicki is a citizen of the United States.

David A. Trice, 69	Director

From February 2000 until his retirement in May 2009, Mr. Trice was President and Chief Executive Officer of Newfield Exploration Company, an oil and natural gas exploration and production company, and served as chairman of its board from September 2004 to May 2010. He previously served in several other key leadership positions at Newfield, including Vice

Name/Age	Title	Present Principal Occupation and Five Year Employment History

President and Chief Financial Officer, Chief Operating Officer and President, and Vice President of Finance and International. Prior to his career at Newfield, Mr. Trice served as President and Chief Executive Officer of Huffco Group, Inc., from 1991 to May 1997. He began his career in 1973 as an attorney. Mr. Trice has also served as a director of New Jersey Resources Corporation, an energy company providing retail and wholesale services across the United States and Canada, since 2004, and as a director of QEP Resources, Inc., an energy company specialized in natural gas and oil exploration, since 2011, and Select Energy Services, Inc., a company providing end-to-end water and chemical solutions to oilfield operators, since November 2017. Mr. Trice has an Accounting and Management Services Degree from Duke University and a Juris Doctorate from Columbia University School of Law. Mr. Trice is a citizen of the United States.

Stuart Spence, 48	Executive Vice President and Chief Financial Officer

Mr. Spence has served as our Executive Vice President and Chief Financial Officer since August 2014. Mr. Spence has over 25 years of combined financial and operational management experience with companies in the oilfield products and services and engineering and construction businesses. Immediately prior to joining McDermott, Mr. Spence served as Vice President, Artificial Lift for Halliburton Company, where he had overall strategic and operational responsibility for Halliburton’s artificial lift product and service line. Previously, he served as Senior Director, Strategy and Marketing for Halliburton’s Completion and Production Division. Mr. Spence joined Halliburton following Halliburton’s acquisition of Global Oilfield Services Inc. in November 2011. He served as Executive Vice President and Chief Financial Officer of Global Oilfield Services from 2008 to May 2011 and as Executive Vice President, Strategy, in May 2011 in connection with the sale to Halliburton. His prior experience also includes positions of increasing financial and management responsibility at: Green Rock Energy, LLC; and Vetco International Ltd. (holding company for Aibel Ltd., an oilfield facilities maintenance and construction company, and Vetco Gray, Inc., a subsea production and drilling equipment company). Mr. Spence is a citizen of the United States.

John Freeman, 56	Senior Vice President, General Counsel and Corporate Secretary

John Freeman has served as our Senior Vice President, General Counsel and Corporate Secretary since August 2017. He has more than 30 years of legal and compliance experience in both the private and public sectors. Prior to joining McDermott, Mr. Freeman

Name/Age	Title	Present Principal Occupation and Five Year Employment History

served at TechnipFMC as Special Advisor to the Integration of Technip and FMC from January 2017 to August 2017, and, before such merger, served in various executive roles at Technip, including: Global General Counsel, Technip Group (Paris, France) from October 2015 to January 2017; Executive Vice President, Technip Group Legal Business & Operations Counsel (Paris, France), from May 2015 to October 2015; Vice President, General Counsel, Corporate Secretary & Regional Compliance Officer, Technip USA, Inc. (Houston, Texas), from April 2009 to April 2015. From 2004 to 2009, Mr. Freeman held various senior legal and compliance positions at Baker Hughes Incorporated after having served in several roles of increasing responsibility for Pennzoil-Quaker State Company and as an attorney at a Washington, D.C. law firm. He began his legal career in 1989 as a prosecuting attorney for the federal government. Mr. Freeman is a citizen of the United States.

Jonathan Kennefick, 49	Senior Vice President, Project Execution and Delivery

Mr. Kennefick has served as our Senior Vice President, Project Execution and Delivery, since November 2015. Mr. Kennefick joined McDermott in 1992, and has served in various positions of increasing responsibility, including: Vice President of Quality, Health, Safety, Environment and Security, from March 2014 to November 2015; Vice President, Operations—Middle East and India, from May 2012 to March 2014; Director of Operations, from June 2010 to May 2012; and General Manager, Marine Operations, from March 2008 to June 2010. Mr. Kennefick is a citizen of both the United Kingdom and the United States.

Brian McLaughlin, 47	Senior Vice President, Commercial

Mr. McLaughlin has served as our Senior Vice President, Commercial, since September 2015. Previously, he served as our VP Commercial, Offshore, from 2014 to September 2015; General Manager, Business Development—Middle East and India, from 2010 to 2014; Senior Director, Business Development—Middle East and India, from 2008 to 2010; and, Proposals Manager, Middle East, from 2006 to 2008. Prior to joining McDermott, Mr. McLaughlin held roles of increasing responsibility at Al Faris, Abu Dhabi, ALE Middle East and Weir Pumps. Mr. McLaughlin is a citizen of the United Kingdom.

Linh Austin, 48	Vice President, Middle East and Caspian

Mr. Austin has served as our Vice President and General Manager, Middle East and Caspian since January 2016 and, previously, as our Senior Director Operations, Middle East from January 2015 to January 2016. Mr. Austin has over 20 years of executive and operational experience in the oil and gas industry,

Name/Age	Title	Present Principal Occupation and Five Year Employment History

including two years in the Middle East with Abu Dhabi Marine Operating Company (ADMA-OPCO). Prior to joining McDermott, he served as: Senior Advisor for ADMA-OPCO from August 2013 until January 2015; Commercial Project General Manager for BP from July 2012 to August 2013; Director of Planning & Resources Unit Leader for BP from 2009 to 2012; President and CEO of Point Energy Group from 2007 to 2009; Global Strategy and IM Director for BP from 2004 to 2007; and Business Unit Chief of Staff, Project and Operations Management for BP and ARCO from 1993 to 2004. Mr. Austin is a citizen of the United States.

Andrew Leys, 39	Vice President, Human Resources

Andrew Leys has served as our Vice President, Human Resources since July 2016. Prior to his current position, Mr. Leys served as Senior Director, HR & Crewing for Marine Assets & Operations from April 2014 to June 2016. Prior to rejoining McDermott in 2014, he served as Director of HR Operations for Technip North America from January 2012 to April 2014. He also served as McDermott’s Director of HR for Atlantic Operations from November 2010 to January 2012 and Director of HR for Marine from September 2006 to November 2010. Before joining McDermott in 2006, Andrew served Smith International, Inc. as Global Compensation Manager from July 2005 to September 2006, and as a Compensation Analyst from May 2003 to June 2005. Mr. Leys is a citizen of both the United Kingdom and the United States.

Chris Krummel, 49	Vice President, Finance and Chief Accounting Officer

Chris Krummel has served as our Vice President, Finance and Chief Accounting Officer since October 2016. Previously, Mr. Krummel served as a consultant of American Industrial Partners, a firm engaging in private equity investments in industrial businesses in the United States and Canada, from November 2015 through July 2016; Chief Financial Officer and Vice President of EnTrans International, a global manufacturer of aluminum tank trailers, heavy lift trailers and oilfield pressure pumping equipment used in hydraulic fracturing and other well services, from September 2014 to October 2015; Chief Accounting Officer, Vice President and Corporate Controller / Vice President of Finance of Cameron International, a worldwide provider of flow equipment products, systems and services to oil, gas and process industries from October 2008 until August 2014. Mr. Krummel has also served as a member of the Board of Directors of Eco-Stim Energy Solutions, an environmentally-focused well stimulation and completion company,

Name/Age	Title	Present Principal Occupation and Five Year Employment History
since January 2014. Mr. Krummel is a Certified Public Accountant. Mr. Krummel is a citizen of the United States.

Ian Prescott, 54	Vice President, Asia

Ian Prescott has served as our Vice President, Asia since January 2018. Ian has more than 28 years of extensive operational, marketing and business unit responsibilities for production and processing solutions in the upstream oil and gas sector, including engineering and fabrication. Prior to joining McDermott he served as: Senior Vice President for SNC-Lavalin from August 2015 to December 2017; Chief Executive Officer for Global Process Systems from May 2010 to May 2015; and Director, Asia for Global Process Systems from January 2008 to May 2010. He has also held key leadership positions with PAE (Thailand) PLC and Aker Kvaerner. He holds a Master of Business Administration from Bond University in Australia and a Bachelor’s Degree in Instrumentation Control Engineering (Honors) from the University of Teeside in the United Kingdom. Mr. Prescott is a citizen of Australia.

Scott Munro, 43	Vice President, Americas, Europe and Africa

Mr. Munro has served as our Vice President, Americas, Europe and Africa, since January 2015. Previously, he served as our Vice President and General Manager, North Sea and Africa, from April 2014 to January 2015; and Vice President, Projects and Operations Subsea, from the time he joined McDermott in January 2014 through March 2014. Prior to joining McDermott, Mr. Munro was Vice President, Commercial, for Technip U.S.A. Inc., a subsidiary of Technip, from 2010 to 2013; and Vice President Offshore Unit, Technip France, an operating unit of Technip, from 2013 to 2014. Mr. Munro has management experience in the oil and gas industry, having worked in the United Kingdom, United States, Canada, Brazil and France in a variety of operational and project management roles in organizations such as Coflexip Stena Offshore Group S.A., Acergy, S.A., Chevron Corporation and Technip. Mr. Munro is a citizen of the United Kingdom.

McDermott Bidco

Set forth in the table below is the name, age and position of the sole director of McDermott Bidco. He has held his position since December 2017. His material occupations, positions, offices or employment during the past five years are described above under “—McDermott.”

Name/Age	Position
Stuart Spence, 48	Management Board Member

EXPERTS

The consolidated financial statements of McDermott International, Inc. and subsidiaries and the related financial statement schedule, incorporated in this document by reference from the McDermott International, Inc. Annual Report on Form 10-K dated February 21, 2018 and the effectiveness of McDermott International, Inc. and its subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Chicago Bridge & Iron Company N.V., appearing in Chicago Bridge & Iron Company N.V.’s Annual Report on Form 10-K dated February 21, 2018, as of December 31, 2017 and 2016, and for the three years ended December 31, 2017, and the effectiveness of Chicago Bridge & Iron Company N.V.’s internal control over financial reporting as of December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of McDermott Common Stock to be issued in connection with the Combination will be passed upon by Arias, Fabrega and Fabrega, Panama City, Panama.

The validity of the shares of CB&I Newco Common Stock to be issued in the Merger will be passed upon by De Brauw Blackstone Westbroek, Amsterdam, Netherlands.

WHERE YOU CAN FIND MORE INFORMATION

McDermott has filed a registration statement on Form S-4 to register with the SEC the shares of McDermott Common Stock to be delivered to CB&I shareholders in connection with the Combination. The registration statement, including the attached exhibits and schedules, contains additional relevant information about McDermott and the McDermott Common Stock. The rules and regulations of the SEC allow McDermott and CB&I to omit certain information included in the registration statement from this document.

McDermott and CB&I file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an internet web site that has reports, proxy statements and other information about McDermott and CB&I. The address of that site is http://www.sec.gov. The reports and other information filed by McDermott and CB&I with the SEC are also available free of charge at their respective internet web sites, which are www.mcdermott.com and www.cbi.com. Information on these internet web sites is not part of or incorporated by reference into this document.

The SEC allows McDermott and CB&I to “incorporate by reference” information into this document. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document or in later filed documents incorporated by reference into this document. This document incorporates by reference the documents set forth below that McDermott and CB&I have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the completion of the Combination (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about McDermott and CB&I and their respective financial performance.

McDermott (File No. 001-08430)

•	Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018, as amended by the annual report on Form 10-K/A filed with the SEC on March 8, 2018;

•

Current Reports on Form 8-K filed with the SEC on January 8, 2018, January 24, 2018 (solely with respect to Items 1.01 and 8.01 and the related exhibits), March 7, 2018, March 9, 2018, March 21, 2018, March 22, 2018 and March 29, 2018;

•	Proxy Statement on Schedule 14A for the year ended December 31, 2016, filed on March 24, 2017; and

•

The description of McDermott’s common stock, par value $1.00 per share, contained in McDermott’s Registration Statement on Form 8-A dated December 7, 1982 filed with the Commission, as amended by Form 8-A/A filed with the Commission on December 11, 2001.

CB&I (File No. 001-12815)

•	Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018, as amended by the annual report on Form 10-K/A filed with the SEC on March 22, 2018;

•	Current Report on Form 8-K filed with the SEC on January 23, 2018 (solely with respect to Item 8.01 and related exhibits);

•	Proxy Statement on Schedule 14A for the year ended December 31, 2016, filed on March 24, 2017; and

•	The description of CB&I’s common stock, par value EUR 0.01 per share, contained in Amendment No. 4 to CB&I’s Registration Statement on Form 8-A, filed with the Commission on January 8, 2004.

McDermott has supplied all information contained in or incorporated by reference into this document relating to McDermott, as well as all pro forma financial information, and CB&I has supplied all such information relating to CB&I.

Documents incorporated by reference are available from McDermott or CB&I, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this document. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

McDermott International, Inc. 4424 West Sam Houston Parkway North Houston, Texas 77041 (281) 870-5000	Chicago Bridge & Iron Company N.V. Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands 31 70 373 20104424

If you would like to request documents, please do so by April 25, 2018 in order to receive them before the special meetings.

None of McDermott, CB&I and their affiliates has authorized anyone to provide you with information that is different from what is contained in this document.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

This document is dated March 29, 2018. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to McDermott stockholders or CB&I shareholders nor the issuance of shares of McDermott Common Stock or CB&I Newco Common Stock in the Combination shall create any implication to the contrary. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document.

Annex A-1

BUSINESS COMBINATION AGREEMENT

by and among

MCDERMOTT INTERNATIONAL, INC.,

MCDERMOTT TECHNOLOGY, B.V.,

MCDERMOTT TECHNOLOGY (AMERICAS), LLC,

MCDERMOTT TECHNOLOGY (US), LLC,

CHICAGO BRIDGE & IRON COMPANY N.V.,

COMET I B.V.,

COMET II B.V.,

CB&I OIL & GAS EUROPE B.V.,

CB&I GROUP UK HOLDINGS,

CB&I NEDERLAND B.V.

and

THE SHAW GROUP, INC.

Dated as of December 18, 2017

Page
Article 1 THE TRANSACTIONS		A-1-5
SECTION 1.1	Closing	A-1-5
SECTION 1.2	Closing Actions; Order of Actions	A-1-5

Article 2 THE COMBINATION		A-1-5
SECTION 2.1	The Comet Technology Acquisition	A-1-5
SECTION 2.2	The Pre-Share Sale Exchange Offer	A-1-7
SECTION 2.3	Pre-Share-Sale Merger	A-1-9
SECTION 2.4	Share Sale	A-1-10
SECTION 2.5	Comet Newco Liquidation	A-1-10
SECTION 2.6	Exchange Agent	A-1-11
SECTION 2.7	Adjustments	A-1-12

Article 3 DIRECTORS AND OFFICERS		A-1-12
SECTION 3.1	Board of Directors of Moon	A-1-12
SECTION 3.2	Certain Officers of Moon	A-1-13
SECTION 3.3	Directors of Comet Newco and Comet Newco Sub	A-1-13

Article 4 CONVERSION OF OUTSTANDING COMET EQUITY AWARDS		A-1-14
SECTION 4.1	Conversion of Outstanding Equity Awards of Comet	A-1-14

Article 5 REPRESENTATIONS AND WARRANTIES OF THE COMET PARTIES		A-1-16
SECTION 5.1	Organization; Good Standing and Qualification; Subsidiaries	A-1-16
SECTION 5.2	Authorization, Validity and Enforceability	A-1-17
SECTION 5.3	Capitalization	A-1-18
SECTION 5.4	Compliance with Laws; Permits	A-1-20
SECTION 5.5	No Conflict	A-1-20
SECTION 5.6	SEC Documents; Financial Statements	A-1-21
SECTION 5.7	Controls and Procedures	A-1-22
SECTION 5.8	Information Supplied	A-1-23
SECTION 5.9	Litigation	A-1-23
SECTION 5.10	Absence of Certain Changes	A-1-23
SECTION 5.11	Taxes	A-1-23
SECTION 5.12	Employee Benefit Plans	A-1-25
SECTION 5.13	Labor Matters	A-1-27
SECTION 5.14	Properties	A-1-27
SECTION 5.15	Environmental Matters	A-1-28
SECTION 5.16	Intellectual Property; Information Technology	A-1-29
SECTION 5.17	Insurance	A-1-29
SECTION 5.18	No Brokers	A-1-29
SECTION 5.19	Opinion of Comet’s Financial Advisor	A-1-30
SECTION 5.20	Vote Required	A-1-30
SECTION 5.21	Certain Contracts	A-1-30
SECTION 5.22	Export Controls and Trade Sanctions	A-1-31
SECTION 5.23	Foreign Corrupt Practices Act	A-1-32
SECTION 5.24	Charter Provisions; Takeover Laws; No Rights Plan	A-1-33
SECTION 5.25	No Other Representations and Warranties	A-1-33

Article 6 REPRESENTATIONS AND WARRANTIES OF THE MOON PARTIES		A-1-34
SECTION 6.1	Organization; Good Standing and Qualification; Subsidiaries	A-1-34
SECTION 6.2	Authorization, Validity and Enforceability	A-1-34
SECTION 6.3	Capitalization	A-1-35

A-1-i

Page
SECTION 6.4	Compliance with Laws; Permits	A-1-36
SECTION 6.5	No Conflict	A-1-37
SECTION 6.6	SEC Documents; Financial Statements	A-1-37
SECTION 6.7	Controls and Procedures	A-1-38
SECTION 6.8	Information Supplied	A-1-39
SECTION 6.9	Litigation	A-1-39
SECTION 6.10	Absence of Certain Changes	A-1-39
SECTION 6.11	Taxes	A-1-40
SECTION 6.12	Employee Benefit Plans	A-1-41
SECTION 6.13	Labor Matters	A-1-43
SECTION 6.14	Properties	A-1-43
SECTION 6.15	Environmental Matters	A-1-44
SECTION 6.16	Intellectual Property; Information Technology	A-1-44
SECTION 6.17	Insurance	A-1-45
SECTION 6.18	No Brokers	A-1-45
SECTION 6.19	Opinion of Moon’s Financial Advisors	A-1-45
SECTION 6.20	Vote Required	A-1-45
SECTION 6.21	Certain Contracts	A-1-46
SECTION 6.22	Export Controls and Trade Sanctions	A-1-47
SECTION 6.23	Foreign Corrupt Practices Act	A-1-48
SECTION 6.24	Charter Provisions; Takeover Laws; No Rights Plan	A-1-49
SECTION 6.25	Moon Bidco	A-1-49
SECTION 6.26	Financing	A-1-49
SECTION 6.27	No Other Representations and Warranties	A-1-50

Article 7 COVENANTS		A-1-50
SECTION 7.1	Conduct of Comet’s Business	A-1-50
SECTION 7.2	Conduct of Moon’s Business	A-1-54
SECTION 7.3	Preparation of Proxy Statement/Prospectus	A-1-57
SECTION 7.4	Stockholders Meetings	A-1-59
SECTION 7.5	No Solicitation by Comet	A-1-61
SECTION 7.6	No Solicitation by Moon	A-1-64
SECTION 7.7	Reasonable Best Efforts	A-1-68
SECTION 7.8	Certain Regulatory Filings, Etc.	A-1-68
SECTION 7.9	Listing Application	A-1-70
SECTION 7.10	Section 16 Matters	A-1-70
SECTION 7.11	Assumed Awards	A-1-70
SECTION 7.12	Inspection	A-1-71
SECTION 7.13	Publicity	A-1-71
SECTION 7.14	Expenses	A-1-71
SECTION 7.15	Charter Provisions; Takeover Laws	A-1-72
SECTION 7.16	Creditor Opposition	A-1-72
SECTION 7.17	Transaction Litigation	A-1-72
SECTION 7.18	Indemnification and Insurance	A-1-72
SECTION 7.19	Certain Benefits	A-1-74
SECTION 7.20	Financing	A-1-75
SECTION 7.21	Financing Cooperation	A-1-75
SECTION 7.22	Restructuring Prior to the Comet Technology Acquisition	A-1-77
SECTION 7.23	Certain Tax Matters	A-1-77
SECTION 7.24	Netherlands Withholding Tax Confirmation	A-1-77
SECTION 7.25	Employee Consultation	A-1-77

A-1-ii

Page
Article 8 CONDITIONS		A-1-78
SECTION 8.1	Conditions to Each Party’s Obligation to Conduct the Closing	A-1-78
SECTION 8.2	Conditions to Moon’s Obligation to Conduct the Closing	A-1-79
SECTION 8.3	Conditions to Comet’s Obligation to Close the Combination	A-1-80

Article 9 TERMINATION		A-1-80
SECTION 9.1	Termination by Mutual Consent	A-1-80
SECTION 9.2	Termination by Moon or Comet	A-1-80
SECTION 9.3	Termination by Comet	A-1-81
SECTION 9.4	Termination by Moon	A-1-81
SECTION 9.5	Effect of Termination	A-1-82

Article 10 GENERAL PROVISIONS		A-1-83
SECTION 10.1	Nonsurvival of Representations and Warranties	A-1-83
SECTION 10.2	Entire Agreement	A-1-83
SECTION 10.3	Assignment; Binding Effect	A-1-83
SECTION 10.4	Third-Party Beneficiaries; No Recourse	A-1-84
SECTION 10.5	Amendments; Extensions; Waivers	A-1-84
SECTION 10.6	Notices	A-1-85
SECTION 10.7	Governing Law	A-1-86
SECTION 10.8	Waiver of Jury Trial	A-1-88
SECTION 10.9	Enforcement of Agreement	A-1-88
SECTION 10.10	Severability	A-1-88
SECTION 10.11	Counterparts	A-1-88
SECTION 10.12	Headings	A-1-88
SECTION 10.13	Interpretation; Disclosure Letters	A-1-88
SECTION 10.14	Certain Definitions	A-1-90

EXHIBITS:

EXHIBIT A	Merger Proposal
EXHIBIT B	Merger Notes

EXHIBIT C	Form of Share Sale Agreement
EXHIBIT D	Form of Exchangeable Note
EXHIBIT E	Form of Share Sale Deed of Transfer

SCHEDULES:

SCHEDULE 2.1(a)	Comet Technology Acquisition Closing Deliverables
SCHEDULE 7.4(b)(ii)	Amended Articles of Association of Comet
SCHEDULE 7.22	Comet Technology Restructuring Transactions

A-1-iii

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined
8.1(a) Jurisdiction	Section 8.1(a)
8.1(f) Jurisdiction	Section 8.1(f)
Acquired Interests	Section 2.1(d)
Affiliate	Section 10.14(a)
Agreement	Preamble
Articles Amendment Resolution	Section 7.4(b)(ii)
Assumed Awards	Section 4.1(f)
Assumed Comet Option	Section 4.1(a)
Assumed Comet RSU Awards	Section 4.1(c)
Business Day	Section 10.14(b)
Cash	Section 10.14(c)
Closing	Section 1.1
Closing Conditions	Section 2.2(a)
Closing Date	Section 1.1
Code	Section 4.1(a)
Combination	Recitals
Comet	Preamble
Comet Acquisition Agreement	Section 7.5(c)
Comet Acquisition Proposal	Section 7.5(g)
Comet Approval Recommendation	Recitals
Comet Benefit Plans	Section 5.12(a)
Comet Boards	Recitals
Comet Change in Recommendation	Section 7.5(c)
Comet Common Stock	Recitals
Comet Creditors	Section 7.16
Comet Disclosure Letter	Article 5 Preface
Comet Environmental Permits	Section 5.15(b)
Comet ERISA Affiliate	Section 5.12(b)(viii)
Comet Foreign Benefit Plan(s)	Section 5.12(e)
Comet Intervening Event	Section 7.5(g)
Comet Intervening Event Change in Recommendation	Section 7.5(f)
Comet Leased Real Properties	Section 5.14(a)
Comet Leases	Section 5.14(a)
Comet Management Board	Recitals
Comet Material Adverse Effect	Section 10.14(k)
Comet Material Contracts	Section 5.21(a)(xii)
Comet Newco	Preamble
Comet Newco Board	Recitals
Comet Newco Sub	Preamble
Comet Newco Sub Board	Recitals
Comet Option	Section 4.1(a)
Comet Owned Real Properties	Section 5.14(a)
Comet Parties	Preamble
Comet Performance Share Awards	Section 4.1(b)
Comet Permits	Section 5.4(b)
Comet Real Property	Section 5.14(a)
Comet Recommendation	Recitals
Comet Reports	Section 5.6(a)

A-1-iv

Defined Terms	Where Defined
Comet Restricted Stock Unit Awards	Section 4.1(c)
Comet Stock Plans	Section 4.1(a)
Comet Shareholder Approval	Section 5.20
Comet Shareholders Meeting	Section 7.4(a)
Comet Shareholders Meeting Materials	Section 7.4(a)
Comet Shareholders Meeting Resolutions	Section 7.4(b)(iv)
Comet Superior Proposal	Section 7.5(g)
Comet Superior Proposal Notice	Section 7.5(c)
Comet Supervisory Board	Recitals
Comet Technology Acquisition	Recitals
Comet Technology Non-U.S. Acquisition	Recitals
Comet Technology Non-U.S. Entities	Recitals
Comet Technology Purchase Price	Section 2.1(e)
Comet Technology U.S. Acquisition	Recitals
Comet Technology U.S. Entities	Recitals
Comet Termination Fee	Section 9.5(a)
Comet U.S. Benefit Plan(s)	Section 5.12(a)
Comet Works Council	Section 7.25(a)
Comet Works Council Consultation Procedure	Section 7.25(a)
Confidentiality Agreement	Section 7.5(b)
Contract	Section 10.14(d)
Core Transactions	Recitals
Covered Employees	Section 7.19(a)
CT Effective Time	Section 2.1(g)
CT Entities	Recitals
CT Entities Equity Interests	Recitals
CT Entity 1	Recitals
CT Entity 1 Equity Interests	Recitals
CT Entity 2	Recitals
CT Entity 2 Equity Interests	Recitals
CT Entity 3	Recitals
CT Entity 3 Equity Interests	Recitals
CT Entity 4	Recitals
CT Entity 4 Equity Interests	Recitals
CT Entity 5	Recitals
CT Entity 5 Equity Interests	Recitals
CT Entity 6	Recitals
CT Entity 6 Equity Interests	Recitals
CT Entity 6 Equity Interests A	Recitals
CT Entity 6 Equity Interests B	Recitals
CT Entity 7	Recitals
CT Entity 7 Equity Interests	Recitals
CT Entity 8	Recitals
CT Entity 8 Equity Interests	Recitals
CT Seller 1	Preamble
CT Seller 1 Acquired Interests	Section 2.1(a)
CT Seller 1 Acquired Interests Purchase Price	Section 2.1(e)
CT Seller 1 Board	Recitals
CT Seller 1 Netherlands Acquired Interests	Section 2.1(a)
CT Seller 1 Netherlands Acquired Interests Purchase Price	Section 2.1(e)
CT Seller 2	Preamble

A-1-v

Defined Terms	Where Defined
CT Seller 2 Acquired Interests	Section 2.1(b)
CT Seller 2 Acquired Interests Purchase Price	Section 2.1(e)
CT Seller 2 Board	Recitals
CT Seller 3	Preamble
CT Seller 3 Acquired Interests	Section 2.1(c)
CT Seller 3 Acquired Interests Purchase Price	Section 2.1(e)
CT Seller 3 Board	Recitals
CT Seller 4	Preamble
CT Seller 4 Acquired Interests	Section 2.1(d)
CT Seller 4 Acquired Interests Purchase Price	Section 2.1(e)
CT Seller 4 Board	Recitals
CT Sellers	Preamble
Debt	Section 10.14(e)
Definitive Agreements	Section 7.20(b)
Delaware Court	Section 10.7(a)
Designated Comet Directors	Section 3.1
Designated Moon Directors	Section 3.1
Director Deferred Share Award	Section 4.1(d)
Dutch Dividend Withholding Tax	Section 2.5(a)
Discharge Resolutions	Section 7.4(b)(iv)
Effective Time	Section 2.2(b)
Environment	Section 5.15(f)
Environmental Laws	Section 5.15(a)
ERISA	Section 5.12(a)
ESPP	Section 4.1(h)
Exchange Act	Section 2.2(a)
Exchange Agent	Section 2.6(a)
Exchange Fund	Section 2.6(a)
Exchange Offer	Recitals
Exchange Offer Commencement Date	Section 2.2(a)
Exchange Offer Consideration	Recitals
Exchange Offer Documents	Section 7.3(c)
Exchange Offer Ratio	Recitals
Exchange Offer Recommendation	Recitals
Exchangeable Note	Section 2.4(a)
Existing Comet Debt	Section 10.14(f)
Existing Debt	Section 7.21(a)
Existing Moon Debt	Section 10.14(h)
Expiration Time	Section 2.2(d)
Financing Commitment Letter	Section 6.26(a)
Financing Commitments	Section 6.26(a)
Financing Fee Letter	Section 6.26(a)
Financing Source	Section 10.7(b)
Financings	Section 6.26(a)
Foreign Corrupt Practices Act	Section 5.23(a)
Foreign Government Official	Section 5.23(a)
Form S-4	Section 7.3(a)
GAAP	Section 5.3(b)
Governmental Entity	Section 10.14(h)
Hazardous Materials	Section 5.15(a)
HSR Act	Section 5.5(b)

A-1-vi

Defined Terms	Where Defined
Independent Directors	Section 3.3(b)
Indemnified Party(ies)	Section 7.18(a)
Initial Expiration Time	Section 2.2(d)
Initial Termination Date	Section 9.2(a)
Intellectual Property Rights	Section 5.16(a)
IRS	Section 5.12(a)
IT Systems	Section 5.16(b)
Labor Agreement	Section 5.13(a)
Laws	Section 5.4(a)
Lenders	Section 6.26(a)
Liens	Section 5.3(b)
Liquidation	Section 2.5(a)
Liquidation Distribution	Section 2.5(a)
Liquidation Resolutions	Section 7.4(b)(iii)(C)
Liquidator	Section 7.4(b)(iii)(C)
made available	Section 10.14(j)
Material Adverse Effect	Section 10.14(k)
Merger	Section 2.3(c)(i)
Merger Consideration	Section 2.3(c)(i)
Merger Effective Time	Section 2.3(a)
Merger Notes	Section 2.3(c)(ii)
Merger Proposal	Section 2.3(c)(i)
Merger Resolution	Section 7.4(b)(iii)(A)
Moon	Preamble
Moon Acquisition Agreement	Section 7.6(c)
Moon Acquisition Proposal	Section 7.6(g)
Moon Authorized Capital Articles Amendment	Section 6.20
Moon Benefit Plans	Section 6.12(a)
Moon Bidco	Preamble
Moon Bidco Assignee	Section 10.3
Moon Bidco Board	Recitals
Moon Bidco Sub	Recitals
Moon Board	Recitals
Moon Change in Recommendation	Section 7.6(c)
Moon Common Stock	Recitals
Moon Disclosure Letter	Article 6 Preface
Moon Entities	Recitals
Moon Environmental Permits	Section 6.15(b)
Moon ERISA Affiliate	Section 6.12(b)(viii)
Moon Foreign Benefit Plan(s)	Section 6.12(e)
Moon Intervening Event	Section 7.6(g)
Moon Intervening Event Change in Recommendation	Section 7.6(f)
Moon Leased Real Properties	Section 6.14(a)
Moon Leases	Section 6.14(a)
Moon Material Adverse Effect	Section 10.14(k)
Moon Material Contracts	Section 6.21(a)(xii)
Moon Organizational Documents	Section 3.1
Moon Options	Section 6.3(a)
Moon Owned Real Properties	Section 6.14(a)
Moon Performance Unit Awards	Section 6.3(a)
Moon Permits	Section 6.4(b)

A-1-vii

Defined Terms	Where Defined
Moon Preferred Stock	Section 6.3(a)
Moon Real Property	Section 6.14(a)
Moon Recommendation	Recitals
Moon Reports	Section 6.6(a)
Moon Restricted Stock Unit Awards	Section 6.3(a)
Moon Reverse Stock Split	Section 6.20
Moon Reverse Stock Split Articles Amendment	Section 6.20
Moon Stock Issuance	Section 6.20
Moon Stock Plan	Section 6.3(a)
Moon Stockholder Approval	Section 6.20
Moon Stockholders Meeting	Section 7.4(e)
Moon Stockholders Meeting Materials	Section 7.4(e)
Moon Superior Proposal	Section 7.6(g)
Moon Superior Proposal Notice	Section 7.6(c)
Moon Termination Fee	Section 9.5(b)
Moon U.S. Benefit Plan(s)	Section 6.12(a)
Net Debt	Section 10.14(l)
New Plans	Section 7.19(b)
U.S. Acquiror Assignee	Section 10.3
NTA	Section 7.25
NYSE	Recitals
OFAC	Section 5.22(a)
Old Plan	Section 7.19(b)
Order	Section 5.9
Organizational Documents	Section 5.1(b)
Other Employee Procedures	Section 7.25(d)
Party(ies)	Preamble
Paying Party	Section 9.5(c)
Permits	Section 5.4(b)
Permitted Liens	Section 5.3(b)
Person	Section 10.14(m)
Premium Cap	Section 7.18(b)
Proceeding	Section 5.9
Prohibited Person	Section 5.22(a)
Proxy Statement/Prospectus	Section 7.3(a)
Receiving Party	Section 9.5(c)
Regulatory Laws	Section 7.8(f)
Related Persons	Section 9.5(c)
Release	Section 5.15(f)
Representatives	Section 7.5(a)
Returns	Section 5.11(a)
Sale Resolutions	Section 7.4(b)(iii)(B)
Sarbanes-Oxley Act	Section 5.7(a)
Schedule 14D-9	Section 7.3(d)
Schedule TO	Section 7.3(c)
Share Sale	Section 2.4(a)
Share Sale Agreement	Section 2.4(a)
Share Sale Deed of Transfer	Section 2.4(b)
Share Sale Effective Time	Section 2.4(b)
SEC	Section 2.2(a)
Securities Act	Section 2.2(a)

A-1-viii

Defined Terms	Where Defined
Subsidiary	Section 10.14(n)
Tax(es)	Section 10.14(o)
Termination Date	Section 9.2(a)
Termination Fee	Section 9.5(b)
to the knowledge of	Section 10.14(p)
U.S. Acquiror	Preamble
U.S. Government Contract	Section 5.21(a)(xi)
willful and material breach	Section 9.5(f)
Withholding Tax Confirmation	Section 7.25

A-1-ix

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) dated as of December 18, 2017, is by and among McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“Moon”), McDermott Technology, B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Moon (“Moon Bidco”), McDermott Technology (Americas), LLC, a Delaware limited liability company and a wholly owned subsidiary of Moon (“U.S. Acquiror 1”), McDermott Technology (US), LLC, a Delaware limited liability company and a wholly owned subsidiary of Moon (“U.S. Acquiror 2” and, together with U.S. Acquiror 1, Moon and Moon Bidco, the “Moon Parties”), Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Comet”), Comet I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet (“Comet Newco”), Comet II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet Newco (“Comet Newco Sub”), CB&I Oil & Gas Europe B.V., a company incorporated under the laws of the Netherlands and an indirect, wholly owned subsidiary of Comet (“CT Seller 1”), CB&I Group UK Holdings, a private limited company incorporated in and registered in England and Wales and an indirect, wholly owned subsidiary of Comet (“CT Seller 2”), CB&I Nederland B.V. , a company incorporated under the laws of the Netherlands and an indirect, wholly owned subsidiary of Comet (“CT Seller 3”), and The Shaw Group, Inc., a Louisiana corporation and an indirect, wholly owned subsidiary of Comet (“CT Seller 4” and, together with CT Seller 1, CT Seller 2 and CT Seller 3, the “CT Sellers”; and the CT Sellers, together with Comet, Comet Newco and Comet Newco Sub, the “Comet Parties”). The Moon Parties and the Comet Parties are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Comet is a public company with limited liability incorporated under the laws of the Netherlands with its outstanding shares of common stock, par value €0.01 per share (“Comet Common Stock”), listed and traded on the New York Stock Exchange (the “NYSE”);

WHEREAS, Moon is a corporation incorporated under the laws of the Republic of Panama with its outstanding shares of common stock, par value $1.00 per share (“Moon Common Stock”), listed and traded on the NYSE;

WHEREAS, Moon and Comet have each determined to engage in a strategic business combination with the other, to be effected through the Comet Technology Acquisition, the Merger, the Share Sale and the Liquidation (as each such term is defined herein and, together, the “Core Transactions,” and with the Exchange Offer, the “Combination”), in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Moon and Comet desire that prior to the Core Transactions Moon Bidco make an offer (the “Exchange Offer”) to purchase (upon the terms and subject to conditions set forth herein) any and all of the issued and outstanding shares of Comet Common Stock in exchange for the right to receive from Moon Bidco a number of shares of Moon Common Stock equal to the Exchange Offer Ratio for each share of Comet Common Stock (the “Exchange Offer Consideration”);

WHEREAS, Moon and Comet desire that the following acquisitions occur (the “Comet Technology Non-U.S. Acquisition”):

(i) Moon Bidco shall acquire from CT Seller 1 (A) 100% of the issued and outstanding equity interests (the “CT Entity 1 Equity Interests”) of OOO Lummus Technology, a Russian company and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 1”), (B) 100% of the issued and outstanding equity interests (the “CT Entity 2 Equity Interests”) of CB&I Lummus Engineering & Technology China Co. Ltd., a limited liability company incorporated in the People’s Republic of China and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 2”), (C) if the Works Council Consultation Procedure has been

A-1-1

completed at the CT Effective Time, 100% of the issued and outstanding equity interests (the “CT Entity 3 Equity Interests”) of Lummus Technology Heat Transfer B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 3”), and (D) 100% of the issued and outstanding equity interests (the “CT Entity 4 Equity Interests”) of CB&I Lummus GmbH, a German GmbH and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 4”),

(ii) Moon Bidco shall acquire from CT Seller 2 100% of the issued share capital (the “CT Entity 5 Equity Interests”) of Lummus Consultants International Ltd., a private limited company registered in England and Wales and a direct wholly owned subsidiary of CT Seller 2 (“CT Entity 5”), and

(iii) if the Works Council Consultation Procedure has been completed at the CT Effective Time, Moon Bidco shall acquire from CT Seller 1 85.11% of the issued and outstanding equity interests (the “CT Entity 6 Equity Interests A”) of Novolen Technology Holdings C.V., a Netherlands limited partnership and a wholly owned subsidiary of CT Seller 1 and CT Seller 3 (“CT Entity 6” ),

(iv) if the Works Council Consultation Procedure has been completed at the CT Effective Time, a direct or indirect wholly owned subsidiary of Moon to be formed after the date of this Agreement as a company incorporated under the laws of the Netherlands (“Moon Bidco Sub” and, together with each of the Moon Parties, the “Moon Entities”)) shall acquire from CT Seller 3 14.89% of the issued and outstanding equity interests (the “CT Entity 6 Equity Interests B” and, together with the CT Entity 6 Equity Interests A, the “CT Entity 6 Equity Interests”) of CT Entity 6 (CT Entity 1, CT Entity 2, CT Entity 4 and CT Entity 5, and if the Comet Works Council Consultation Procedure has been completed at the CT Effective Time, CT Entity 3 and CT Entity 6, are collectively referred to as the “Comet Technology Non-U.S. Entities”);

WHEREAS, each of U.S. Acquiror 1 and U.S. Acquiror 2 is a direct or indirect, wholly owned subsidiary of Moon newly formed for the purpose of acquiring (the “Comet Technology U.S. Acquisition” and, together with the Comet Technology Non-U.S. Acquisition, the “Comet Technology Acquisition”) 50% of (and, collectively, 100% of) the issued and outstanding equity interests (the “CT Entity 7 Equity Interests” and, together with the CT Entity 1 Equity Interests, the CT Entity 2 Equity Interests, the CT Entity 3 Equity Interests, the CT Entity 4 Equity Interests, the CT Entity 5 Equity Interests and the CT Entity 6 Equity Interests, the “CT Entities Equity Interests”) of the Delaware limited liability company resulting from the conversion of CB&I Technology Inc. as contemplated by Schedule 7.22 that will, at the Ct Effective Time, be a direct wholly owned subsidiary of CT Seller 4 (“CT Entity 7” and, together with the Comet Technology Non-U.S. Entities, the “CT Entities”), from CT Seller 4;

WHEREAS, the management board of Comet (the “Comet Management Board”) and the supervisory board of Comet (the “Comet Supervisory Board” and, together with the Comet Management Board, the “Comet Boards”), at a meeting or meetings duly called and held on or prior to the date of this Agreement, have (i) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement) are in the best interests of Comet and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of Comet and the Comet group, (ii) approved this Agreement and Comet’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) resolved to recommend approval and adoption of the Comet Shareholders Meeting Resolutions by the general meeting of shareholders of Comet (the “Comet Approval Recommendation”), and (iv) resolved to support the Exchange Offer and to recommend acceptance of the Exchange Offer by the shareholders of Comet (the “Exchange Offer Recommendation”), in each case upon the terms and subject to the conditions stated herein (the Comet Approval Recommendation and the Exchange Offer Recommendation together being the “Comet Recommendation”), including Section 7.5(c) and Section 7.5(e);

WHEREAS, Comet Newco is a direct wholly owned subsidiary of Comet treated as a corporation for U.S. federal income tax purposes and newly formed for the purpose of effecting certain elements of the Combination,

A-1-2

in accordance with the applicable provisions of this Agreement; and, (i) the board of directors of Comet Newco (the “Comet Newco Board”) determined that the elements of the Combination to which Comet Newco is a party and the other transactions contemplated by this Agreement are in the best interests of Comet Newco and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved this Agreement and Comet Newco’s execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby; and (ii) Comet, as the sole shareholder of Comet Newco, approved this Agreement, adopted the Liquidation Resolutions and approved the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein;

WHEREAS, Comet Newco Sub is a direct wholly owned subsidiary of Comet Newco that is disregarded as an entity separate from its owner for U.S. federal income tax purposes and newly formed for the purpose of effecting certain elements of the Combination, in accordance with the provisions of this Agreement; and, (i) the board of directors of Comet Newco Sub (the “Comet Newco Sub Board”) determined that the elements of the Combination to which Comet Newco Sub is a party and the other transactions contemplated by this Agreement are in the best interests of Comet Newco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved this Agreement and Comet Newco Sub’s execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein; and (ii) Comet Newco, as the sole shareholder of Comet Newco Sub, approved this Agreement and the consummation of the Merger and the other transactions contemplated hereby, upon the terms and subject to the conditions stated herein;

WHEREAS, (i) the management board of CT Seller 1 (the “CT Seller 1 Board”) , acting by unanimous written resolution in lieu of holding a meeting, determined that it is in the best interests of CT Seller 1 and its business, taking into account the interests of the Comet group, its sole shareholder, creditors, employees and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal and other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved this Agreement and CT Seller 1’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein; and (ii) Chicago Bridge & Iron Company B.V., as the sole shareholder of CT Seller 1, acting by written resolution, approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein;

WHEREAS, (i) the board of directors of CT Seller 2 (the “CT Seller 2 Board”) , acting by unanimous written resolution in lieu of holding a meeting, determined that it is in the best interests of CT Seller 2 to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and adopted and approved this Agreement and CT Seller 2’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein;

WHEREAS, (i) the management board of CT Seller 3 (the “CT Seller 3 Board”) , acting by unanimous written resolution in lieu of holding a meeting, determined that it is in the best interests of CT Seller 3 and its business, taking into account the interests of the Comet group, its sole shareholder, creditors, employees and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal and other) acts necessary or desirable to effectuate or implement those transactions), and approved this Agreement and CT Seller 3’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein; and (ii) CB&I Oil & Gas Europe B.V., as the sole shareholder of CT Seller 3, acting by written resolution, approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein;

A-1-3

WHEREAS, (i) the board of directors of CT Seller 4 (the “CT Seller 4 Board”) , acting by unanimous written consent in lieu of holding a meeting, determined that it is in the best interests of CT Seller 4 and its sole shareholder, and declared it advisable, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved the execution, delivery and performance by CT Seller 4 of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein; and (ii) Chicago Bridge & Iron Company, a Delaware corporation, as the sole stockholder of CT Seller 4, acting by written consent, approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein;

WHEREAS, the board of directors of Moon (the “Moon Board”), at a meeting duly called and held on or prior to the date of this Agreement, has (i) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by this Agreement are in the best interests of Moon and its stockholders and that it is in the best interests of Moon and the stockholders of Moon to enter into this Agreement, (ii) adopted and approved this Agreement and Moon’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Moon Stock Issuance and the Moon Authorized Capital Articles Amendment and the Moon Reverse Stock Split Articles Amendment, and (iii) resolved to recommend that the holders of Moon Common Stock approve the Moon Stock Issuance and adopt the Moon Authorized Capital Articles Amendment and the Moon Reverse Stock Split Articles Amendment, in each case upon the terms and subject to the conditions stated herein (such recommendations being the “Moon Recommendation”), including Section 7.6(c) and Section 7.6(e);

WHEREAS, the board of directors of Moon Bidco (the “Moon Bidco Board”) , acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of Moon Bidco and its business, taking into account the interests of its shareholders, employees and other stakeholders, to enter into this Agreement and to commence and complete the Exchange Offer and the other transactions forming part of the Combination to which Moon Bidco is a party, and (ii) approved this Agreement and Moon Bidco’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein;

WHEREAS, the sole member of U.S. Acquiror 1, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of U.S. Acquiror 1 to enter into this Agreement and (ii) approved this Agreement and U.S. Acquiror 1’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein;

WHEREAS, the sole member of U.S. Acquiror 2, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of U.S. Acquiror 2 to enter into this Agreement, and (ii) approved this Agreement and U.S. Acquiror 2’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein; and

WHEREAS, Moon, as the sole stockholder, shareholder or member, as applicable, of each of Moon Bidco and U.S. Acquiror 1, has approved this Agreement and the consummation of the transactions contemplated hereby, by written consent;

WHEREAS, U.S. Acquiror 1, as the sole member of U.S. Acquiror 2, has approved this Agreement and the consummation of the transactions contemplated hereby, by written consent;

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

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Article 1

THE TRANSACTIONS

Section 1.1 Closing. The closing of the Combination, other than any aspect of the Liquidation that under Law or pursuant to this Agreement is to occur at a later time (the “Closing”), shall take place (i) with respect to the Merger and the Share Sale, at the offices of De Brauw, Blackstone Westbroek, Claude Debussylaan 80, Amsterdam and (ii) with respect to the other transactions: at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas on the date on which the Effective Time is intended to occur pursuant to Section 2.2(b). The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.2 Closing Actions; Order of Actions.

(a) At the Closing, the Parties will cause the following activities to occur, in order, in each case in accordance with the more particular terms set forth in the applicable Sections of Article 2:

(i) effectuation of the Comet Technology Acquisition in accordance with Section 2.1;

(ii) the use of the proceeds from the Comet Technology Acquisition for the payment of the Existing Comet Debt;

(iii) the acceptance for exchange of Comet Common Stock validly tendered and not properly withdrawn in the Exchange Offer in accordance with Section 2.2;

(iv) effectuation of the Merger in accordance with Section 2.3;

(v) effectuation of the Share Sale in accordance with Section 2.4; and

(vi) the making of the Liquidation Distribution in accordance with Section 2.5;

provided, however, that if the Moon Reverse Stock Split Articles Amendment has been approved, the Moon Reverse Stock Split shall occur either prior to the effectuation of the Comet Technology Acquisition, or after the completion of the Liquidation Distribution, but not at any time in between or concurrent with those two events.

(b) From and after the Closing, each Party shall take or continue to take all such other actions as may be provided for or required pursuant to Article 2 or any other provision of this Agreement that by its terms contemplates performance after the Closing Date.

Article 2

THE COMBINATION

Section 2.1 The Comet Technology Acquisition.

(a) The CT Seller 1 Sale. At the CT Effective Time, on the terms and subject to the conditions of this Agreement, CT Seller 1 shall sell, assign, transfer and convey to Moon Bidco, and Moon Bidco shall purchase and acquire from CT Seller 1, all rights, title and interest in and to the CT Entity 1 Equity Interests, the CT Entity 2 Equity Interests, subject to the Comet Works Council Consultation Procedure having been completed, the CT Entity 3 Equity Interests, the CT Entity 4 Equity Interests and, subject to the Comet Works Council Consultation Procedure having been completed, the CT Entity 6 Equity Interests A (all together, the “CT Seller 1 Acquired Interests” and the CT Entity 3 Interests and the CT Entity 6 Equity Interests A only, together, the “CT Seller 1 Netherlands Acquired Interests”), in each case, free and clear of all Liens other than Permitted Liens and Liens created by or on behalf of Moon Bidco (provided that the Existing Comet Debt has been or substantially concurrently shall be paid off and the related Liens released at Closing). The CT Seller 1 Acquired Interests shall be transferred by CT Seller 1 to Moon Bidco by delivery of share certificates (with stock powers duly executed in blank) or other duly executed instruments of transfer reasonably requested by the Moon Entities and the other deliverables set forth on Schedule 2.1(a) at Closing or as may be required by applicable Laws to effect such transfer.

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(b) The CT Seller 2 Sale. At the Effective Time, on the terms and subject to the conditions of this Agreement, CT Seller 2 shall sell, assign, transfer and convey to Moon Bidco, and Moon Bidco shall purchase and acquire from CT Seller 2, all rights, title and interest in and to the CT Entity 5 Equity Interests (the “CT Seller 2 Acquired Interests”) free and clear of all Liens other than Permitted Liens and Liens created by or on behalf of Moon Bidco (provided that the Existing Comet Debt has been or substantially concurrently shall be paid off and the related Liens released at Closing). The CT Seller 2 Acquired Interests shall be transferred by CT Seller 2 to Moon Bidco by delivery of a duly executed stock transfer form and the share certificate in relation to the CT Entity 5 Equity Interests and/or other duly executed instruments of transfer reasonably requested by the Moon Entities and the other deliverables set forth on Schedule 2.1(a) at Closing or as may be required by applicable Laws to effect such transfer.

(c) The CT Seller 3 Sale. At the CT Effective Time, on the terms and subject to the conditions of this Agreement, and subject to the Comet Works Council Consultation Procedure having been completed, CT Seller 3 shall sell, assign, transfer and convey to Moon Bidco Sub, and Moon Bidco Sub shall purchase and acquire from CT Seller 3, all rights, title and interest in and to the CT Entity 6 Equity Interests B (the “CT Seller 3 Acquired Interests”) free and clear of all Liens other than Permitted Liens and Liens created by or on behalf of Moon Bidco Sub (provided that the Existing Comet Debt has been or substantially concurrently shall be paid off and the related Liens released at Closing). The CT Seller 3 Acquired Interests shall be transferred by CT Seller 3 to Moon Bidco Sub by the execution at Closing of a notarial deed of transfer and by delivery of the other deliverables set forth on Schedule 2.1(a) at Closing or as may be required by applicable Laws to effect such transfer.

(d) The CT Seller 4 Sale. At the CT Effective Time, on the terms and subject to the conditions of this Agreement, CT Seller 4 shall sell, assign, transfer and convey to each of U.S. Acquiror 1 and U.S. Acquiror 2, and each of U.S. Acquiror 1 and U.S. Acquiror 2 shall purchase and acquire from CT Seller 4, 50% of all rights, title and interest in and to the CT Entity 7 Equity Interests (the “CT Seller 4 Acquired Interests” and, together with the CT Seller 1 Acquired Interests, the CT Seller 2 Acquired Interests and the CT Seller 3 Acquired Interests, the “Acquired Interests”) free and clear of all Liens other than Permitted Liens and Liens created by or on behalf of U.S. Acquiror 1 and U.S. Acquiror 2 (provided that the Existing Comet Debt has been or substantially concurrently shall be paid off and the related Liens released at Closing). The CT Seller 4 Acquired Interests shall be transferred by CT Seller 4 to U.S. Acquiror 1 and U.S. Acquiror 2 by delivery of share certificates (with stock powers duly executed in blank) or other duly executed instruments of transfer reasonably requested by the Moon Entities and the other deliverables set forth on Schedule 2.1(a) at Closing or as may be required by applicable Laws to effect such transfer.

(e) Comet Technology Purchase Price. The aggregate consideration payable by Moon Bidco for the transfer of the CT Seller 1 Acquired Interests and the CT Seller 2 Acquired Interests, by Moon Bidco Sub for the transfer of the CT Seller 3 Acquired Interests and by U.S. Acquiror 1 and U.S. Acquiror 2 for the transfer of the CT Seller 4 Acquired Interests shall be $2.65 billion (the “Comet Technology Purchase Price”), which amount shall be paid in full at the CT Effective Time whether or not the Comet Works Council Consultation Procedure has been completed. The Parties shall agree, prior to Closing, upon an allocation of the Comet Technology Purchase price among:

(i) the CT Seller 1 Acquired Interests (the “CT Seller 1 Acquired Interests Purchase Price”) and the portion thereof attributable to the CT Seller 1 Netherlands Acquired Interests (the “CT Seller 1 Netherlands Acquired Interests Purchase Price”),

(ii) the CT Seller 2 Acquired Interests (the “CT Seller 2 Acquired Interests Purchase Price”),

(iii) the CT Seller 3 Acquired Interests (the “CT Seller 3 Acquired Interests Purchase Price”), and

(iv) the CT Seller 4 Acquired Interests (the “CT Seller 4 Acquired Interests Purchase Price”).

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(f) Payment of the Comet Technology Purchase Price. At the CT Effective Time, subject to the satisfaction or waiver of each of the conditions specified in Article 8,

(i) Moon Bidco will pay the CT Seller 1 Acquired Interests Purchase Price and the CT Seller 2 Acquired Interests Purchase Price,

(ii) Moon Bidco Sub or, if Moon Bidco Sub has not been created, Moon Bidco, will pay the CT Seller 3 Acquired Interests Purchase Price and

(iii) each of U.S. Acquiror 1 and U.S. Acquiror 2 will pay 50% of the CT Seller 4 Acquired Interests Purchase Price,

in each case in cash to the applicable Comet Party by wire transfer of immediately available funds, to the accounts or account designated by the applicable Comet Party.

(g) CT Closing Deliverables; CT Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, and in any event at the CT Effective Time, Comet shall deliver, or cause to be delivered, the share certificates (with stock powers duly executed in blank) or other duly executed instruments of transfer reasonably requested by the Moon Entities for each of the Acquired Interests and the other deliverables set forth on Schedule 2.1(a), or as may be required by applicable Laws to effect such transfer, with respect to the Comet Technology Acquisition. The Comet Technology Acquisition shall become effective at the time that Moon and Comet shall agree, which shall be no later than immediately prior to the Effective Time (such time being herein referred to as the “CT Effective Time”).

(h) Further Assurances. After the CT Effective Time, the officers and directors of Comet and its Subsidiaries and, after the CT Effective Time, the CT Entities will be authorized to, and shall, execute and deliver, in the name and on behalf of Comet, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Comet, any other actions and things to vest, perfect or confirm of record or otherwise in the applicable Moon Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the applicable Moon Entity as a result of, or in connection with, the Comet Technology Acquisition, in each case as may be reasonably requested by the applicable Moon Entity.

Section 2.2 The Pre-Share Sale Exchange Offer.

(a) Moon Bidco shall (and Moon shall cause Moon Bidco to) commence (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Exchange Offer promptly after the Form S-4 shall have been filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Moon Bidco and Moon shall comply in all material respects with all applicable Laws in connection with the Exchange Offer. The obligation of Moon Bidco to accept for exchange, and the obligation of Moon to issue shares of Moon Common Stock to Moon Bidco to offer in exchange for, any shares of Comet Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer shall be subject only to the satisfaction (or waiver by the Party or Parties entitled to the benefit of such Closing Condition as and to the extent contemplated by Article 8) of the conditions set forth in Article 8 (the “Closing Conditions”); provided, however, that if either Party waives any Closing Condition for purposes of this Section 2.2(a), such Closing Condition shall be deemed waived by such Party for all purposes under this Agreement; provided further, for the sake of clarity, that (x) Moon shall in no event accept shares of Comet Common Stock in the Exchange Offer without seeking to complete the Core Transactions promptly thereafter pursuant to Section 1.2 and otherwise in accordance with this Agreement and (y) if Moon accepts shares in the Exchange Offer in accordance with the terms of this Agreement, then the Parties shall complete the actions contemplated hereby with respect to the Core Transactions promptly thereafter (and in any event on the Closing Date, other than the Liquidation Distribution, which shall occur on the Closing Date or as soon as practicable thereafter) pursuant to Section 1.2 and otherwise in accordance with this Agreement. The date on which Moon Bidco commences the Exchange Offer is referred to as the “Exchange Offer Commencement Date.”

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(b) In accordance with the terms and conditions of this Agreement and subject to the satisfaction (or waiver by the Party or Parties entitled to the benefit of such Closing Condition as and to the extent contemplated by Article 8) of the Closing Conditions, Moon Bidco shall (and Moon shall cause Moon Bidco to), at or as promptly as practicable following the Expiration Time (but in any event within one hour, if the Expiration Time occurs between 9:00 a.m. to 4:00 p.m. New York City time on any Business Day), accept for exchange (the time of acceptance for exchange, the “Effective Time”) and, at or as promptly as practicable following the Effective Time (but in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), deliver the Exchange Offer Consideration (by delivery by Moon Bidco of shares of Moon Common Stock to the Exchange Agent appointed by Moon Bidco for the Exchange Offer) for all shares of Comet Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer as of the Effective Time; provided, however, that no fractional shares of Moon Common Stock shall be issued upon completion of the Exchange Offer, and in lieu thereof each tendering shareholder of Comet who would otherwise be entitled to a fractional share of Moon Common Stock will be paid an amount in cash equal to the product obtained by multiplying (i) the fractional share interest such holder (after taking into account all shares of Comet Common Stock validly tendered for exchange and not withdrawn by such holder) would otherwise be entitled to and (ii) the closing price for a share of Moon Common Stock as reported on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source), on the Business Day immediately preceding the Closing Date.

(c) Moon Bidco expressly reserves the right at any time to make any change in the terms of, or conditions to, the Exchange Offer; provided that, without the prior written consent of Comet, Moon Bidco shall not (and Moon shall cause Moon Bidco not to):

(i) decrease the Exchange Offer Ratio;

(ii) change the form of consideration to be paid in the Exchange Offer;

(iii) decrease the number of shares of Comet Common Stock sought in the Exchange Offer;

(iv) terminate, accelerate, extend or otherwise change the Expiration Time, except as otherwise provided in this Agreement; or

(v) (A) impose additional conditions to the Exchange Offer, (B) expand existing Closing Conditions, or (C) otherwise amend, modify or supplement any of the Closing Conditions or terms of the Exchange Offer in a manner adverse to, or that reasonably could be expected to be adverse to, the holders of shares of Comet Common Stock (other than Moon or Moon Bidco) or in a manner that materially and adversely affects the likelihood of consummation of the Exchange Offer on a timely basis.

(d) Unless the Exchange Offer is extended pursuant to this Agreement, the Offer shall expire at 4:00 p.m. (New York City time), or at such other time as the Parties may mutually agree in writing, on the date that is 21 Business Days (calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following the Exchange Offer Commencement Date (such initial expiration date and time of the Exchange Offer, the “Initial Expiration Time”) or, if the Exchange Offer has been extended pursuant to and in accordance with Section 2.2(e), the date and time to which the Exchange Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Exchange Offer has been so extended, the “Expiration Time”).

(e) Unless this Agreement has been terminated pursuant to Article 9, Moon Bidco may or shall (in which case Moon shall cause Moon Bidco to), as applicable, extend the Exchange Offer from time to time as follows:

(i) Moon Bidco shall (and Moon shall cause Moon Bidco to) extend the Exchange Offer for the minimum period as required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NYSE applicable to the Exchange Offer;

(ii) Moon Bidco shall extend the Exchange Offer on one or more occasions if, as of any then-scheduled Expiration Time, (x) any of the conditions in Sections 8.1(a)-(f) shall not have been satisfied (or waived by

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Moon and Comet) for at least five Business Days or (y) any other Closing Conditions (other than any such conditions that by their nature are to be satisfied by action taken at or immediately prior to the Closing) shall not be satisfied (or waived by the Party or Parties entitled to the benefit of such Closing Condition as and to the extent contemplated by Article 8) at the then-scheduled Expiration Time; provided that (A) prior to the date of the later of the Moon Stockholder Meeting and the Comet Shareholder Meeting, no single extension shall be for a period ending later than the sooner to occur of (1) the 20th Business Day after the then scheduled Expiration Time and (2) the fifth Business Day after the date on which the later of the Moon Stockholder Meeting and the Comet Shareholder Meeting is scheduled to occur (or, if not scheduled, the earliest date on which the later of such meetings is reasonably expected to occur); (B) after the date of the later of the Moon Stockholder Meeting and the Comet Shareholder Meeting, no single extension shall be for a period of more than five Business Days and (C) Moon Bidco shall not under any circumstances extend the Exchange Offer to a date later than the Termination Date; or

(iii) Moon Bidco may extend the Exchange Offer to such other date and time as may be mutually agreed by Moon and Comet in writing.

(f) The Exchange Offer may not be terminated prior to the Initial Expiration Time or the then-scheduled Expiration Time (as the same may be extended pursuant to Section 2.2(e)) unless this Agreement is validly terminated pursuant to Article 9. If this Agreement is validly terminated pursuant to Article 9, Moon Bidco shall (and Moon shall cause Moon Bidco to) promptly (and in any event within twenty-four (24) hours following such valid termination) terminate the Exchange Offer and not acquire any shares of Comet Common Stock pursuant thereto. If the Exchange Offer is terminated in accordance with this Agreement by Moon Bidco prior to the acceptance for payment and payment for shares of Comet Common Stock tendered pursuant to the Exchange Offer, Moon Bidco shall (and Moon shall cause Moon Bidco to) promptly return, and shall cause the Exchange Agent to return, in accordance with applicable Law, all tendered shares of Comet Common Stock to the registered holders thereof. Nothing in this Section 2.2(f) shall affect any termination rights under Article 9.

(g) Promptly after satisfaction or waiver to the extent permissible of the last to be satisfied or waived of the conditions set forth in Sections 8.1(a)-(f), the Parties shall issue a public announcement to such effect, which shall include the expected Expiration Time and Closing Date.

Section 2.3 Pre-Share-Sale Merger.

(a) The time at which the Merger shall become effective is the “Merger Effective Time.”

(b) Promptly following the Effective Time, but in any event before 6:00 p.m. (New York City time) on the date the Effective Time occurs, Comet and its Subsidiaries shall effectuate the Merger by executing a notarial deed in accordance with the Merger Proposal.

(c) Comet, Comet Newco and/or Comet Newco Sub will perform, and will cause the Comet Boards and the respective boards of Comet Newco and Comet Newco Sub to perform, the following actions no later than February 1, 2018, but with respect to (i) and (ii) as promptly as practicable after the date hereof:

(i) prepare, adopt and sign a proposal (the “Merger Proposal”), substantially in the form as attached to this Agreement as Exhibit A, for a legal triangular merger (juridische driehoeksfusie), whereby Comet, as disappearing company, would merge with and into Comet Newco Sub, as acquiring company, and whereby Comet Newco would allot shares in its capital to each holder of shares of Comet Common Stock at the time of the merger in accordance with the Merger Proposal (the “Merger Consideration”), as a consequence of which, following completion of the merger, each holder of shares of Comet Common Stock would hold a number of shares in the capital of Comet Newco equal to the number of shares of Comet Common Stock held by such holder of shares of Comet Common Stock immediately prior to the completion of the merger (the “Merger”);

(ii) prepare, adopt and sign explanatory notes to the Merger Proposal (the “Merger Notes”), substantially in the form as attached to this Agreement as Exhibit B, for the Merger;

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(iii) make all requisite filings and announcements required by Sections 2:313(2), 2:314 and 2:328(5) of the Dutch Code promptly following the execution of the Merger Proposal and the Merger Notes;

(iv) adopt resolutions to enter into and effectuate the Merger in accordance with the Merger Proposal, other than the Merger Resolution to be adopted at the Comet Shareholder Meeting, not earlier than one month after the requisite filings and announcements have been made, as set forth in Section 2.3(c)(iii), and not later than the date of the Comet Shareholders Meeting; and

(v) together with Moon Bidco, cooperate, provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to successfully complete and give full effect to the Merger.

Section 2.4 Share Sale.

(a) Promptly after satisfaction of the conditions set forth in Section 8.1(c), Moon Bidco and Comet Newco will enter into a share sale and purchase agreement, substantially in the form as attached to this Agreement as Exhibit C (the “Share Sale Agreement”), whereby Comet Newco will sell and agree to transfer, immediately following the Merger Effective Time, all issued and outstanding shares in the capital of Comet Newco Sub to Moon Bidco or its designated nominee (the “Share Sale”) on the conditions set out in the Share Sale Agreement with the consideration for such Share Sale being a note that, other than to the extent any portion of such note is distributed to Moon Bidco or another beneficial owner of shares of Comet Newco Sub that is a controlled Affiliate of Moon, is mandatorily exchangeable into shares of Moon Common Stock, the form of which is set forth on Exhibit D (the “Exchangeable Note”) on the conditions set out in the Share Sale Agreement; and

(b) Immediately after the Merger Effective Time, but in any event on the Closing Date, Moon Bidco (or its nominee designated in accordance with the Share Sale Agreement), Comet Newco and Comet Newco Sub will enter into a notarial deed of transfer of shares, substantially in the form as attached to this Agreement as Exhibit E (the “Share Sale Deed of Transfer”) pursuant to which all issued and outstanding shares in the capital of Comet Newco Sub will be transferred by Comet Newco to Moon Bidco or its nominee designated in accordance with the Share Sale Agreement at and as of such time and such transfer will be acknowledged by Comet Newco Sub, in accordance with the Share Sale Agreement and Moon Bidco will issue the Exchangeable Note to Comet Newco; provided, however, that Moon shall have fulfilled its obligation under Section 2.6 to deposit with the Exchange Agent shares of Moon Common Stock that are deliverable in respect of shares of Comet Newco stock entitled to receive such shares in the Liquidation Distribution prior to transfer of the issued and outstanding shares in the capital of Comet Newco Sub to Moon Bidco or its nominee designated in accordance with the Share Sale Agreement. The time of such execution and acknowledgment, the “Share Sale Effective Time.”

Section 2.5 Comet Newco Liquidation.

(a) As soon as practicable after the Share Sale Effective Time, Comet Newco will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Sections 2:19 and 2:23b of the Dutch Code (the “Liquidation”) with the Liquidator acting as liquidator (vereffenaar) of Comet Newco. In connection with the Liquidation, it is intended that the Liquidator shall effectuate the distribution of the consideration paid in the Share Sale (being the Exchangeable Note, which, other than to the extent any such notes are to be distributed to Moon Bidco or another beneficial owner of shares of Comet Newco Sub that is a controlled Affiliate of Moon, shall have been automatically and mandatorily exchanged for shares of Moon Common Stock prior to the liquidating distribution) and all other assets then held by Comet Newco (if any) by means of a liquidation distribution (the “Liquidation Distribution”) (which may be an advance liquidation distribution (uitkering bij voorbaat), and which may be made in one or more installments) to the shareholders of Comet Newco such that each shareholder of Comet Newco shall receive shares of Moon Common Stock (with respect to shareholders of Comet Newco other than Moon Bidco) or a portion of the Exchangeable Note (with respect to Moon Bidco), in each case, subject to any withholding Taxes, including any withholding taxes under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “Dutch Dividend Withholding Tax”), required to be withheld from the Liquidation Distribution. It is intended that the Liquidation Distribution shall be made as soon as practicable after the Effective Time.

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(b) Notwithstanding anything to the contrary contained in this Section 2.5, the Liquidation Distribution shall ultimately result in holders of shares of Comet Common Stock not tendered during the Offering Period or tendered but properly withdrawn receiving in such Liquidation Distribution, for each share of Comet Common Stock held at the Merger Effective Time, the Exchange Offer Consideration, subject to any Taxes required to be withheld from such Liquidation Distribution and with cash in lieu of any fractional shares of Moon Common Stock, on the terms and subject to the conditions of the Share Sale Agreement and the Exchangeable Note, as soon as reasonably practicable after the Effective Time.

(c) The board of directors of the Liquidator shall initially consist of Chicago Bridge & Iron Company B.V., and Moon Bidco (and Moon shall cause Moon Bidco to) and Comet shall use their respective reasonable best efforts to (i) procure that the board of directors of the Liquidator shall, as soon as practicable after the Comet Shareholders Meeting, solely consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (ii) reach agreement with such service provider as soon as practicable after the date of this Agreement, provided that such reasonable best efforts obligation shall in any event not require Moon or Moon Bidco to indemnify Comet Newco for any of its liabilities pursuant to the Liquidation.

(d) As soon as reasonably practicable after the completion of the sale of Moon Common Stock by the Exchange Agent as described below, Comet Newco shall cause the Exchange Agent to effect the Liquidation Distribution in accordance with the terms of this Agreement and the Exchangeable Note. On behalf of Comet Newco, the Exchange Agent shall (x) deliver to each shareholder of Comet Newco (other than Moon Bidco or another beneficial owner of shares of Comet Newco Sub that is a controlled Affiliate of Moon) a number of shares of Moon Common Stock equal to (a) the product of (i) the Exchange Offer Ratio and (ii) the number of shares of Comet Newco held by such shareholder at such time minus (b) the number of shares of Moon Common Stock sold by the Exchange Agent to satisfy the payment of any Taxes (including the Dutch Dividend Withholding Tax) required to be withheld from the Liquidation Distribution, if any, with respect to such shareholder pursuant to Section 6 of the Exchangeable Note, and (y) pay the aggregate net cash proceeds from such Moon Common Stock Sale to the Dutch taxing authority in satisfaction of Comet Newco’s obligation to withhold and remit the Dutch Dividend Withholding Tax. To the extent possible, the Liquidation Distribution shall be imputed to paid-in capital (nominaal aandelenkapitaal en agioreserve) recognized for Dutch Dividend Withholding Tax purposes and not retained earnings (winstreserve), as each such term is defined under applicable accounting principles. Banks may charge administrative costs to shareholders of Comet Newco in relation to the transfer of the Liquidation Distribution to their accounts, for which no compensation will be paid to such shareholders of Comet Newco. For the avoidance of doubt, each shareholder of Comet Newco that receives the number of shares of Moon Common Stock that such shareholder is entitled to receive in accordance with the second sentence of this Section 2.5(d) and any cash in lieu of any fractional shares pursuant to Section 8 of the Exchangeable Note, shall (1) be deemed to have received the number of shares of Moon Common Stock equal to the product of the Exchange Offer Ratio and the number of shares of Comet Newco held by such shareholder (including any such shares of Moon Common Stock sold in respect of Taxes (including the Dutch Dividend Withholding Tax) required to be withheld from the Liquidation Distribution) and (2) thereafter have no further right to receive cash, shares of Moon Common Stock or any other consideration in respect of the Exchangeable Note.

Section 2.6 Exchange Agent.

(a) Prior to the Effective Time, Moon shall appoint an exchange agent that is reasonably acceptable to Comet (the “Exchange Agent”) to act as the agent for the purpose of (i) exchanging the Exchange Offer Consideration and cash in lieu of any fractional shares of Moon Common Stock pursuant to Section 2.2(b) for shares of Comet Common Stock accepted for exchange by Moon Bidco in the Exchange Offer, (ii) allotting the Merger Consideration to each holder of shares of Comet Common Stock at the time of the Merger in accordance with the Merger Proposal, and (iii) giving effect to the Liquidation Distribution by the Liquidator. At or promptly following the Effective Time, Moon Bidco shall deposit, with the Exchange Agent, a number of shares of Moon Common Stock that are deliverable in respect of (1) all of the shares of Comet Common Stock accepted for exchange by Moon Bidco and the amount of cash required to be paid in lieu of any fractional shares pursuant to Section 2.2(b) and (2) all shares of Comet NewCo entitled to receive shares of Moon Common Stock in the Liquidation Distribution (collectively the “Exchange Fund”). If for any reason the Exchange Fund is inadequate

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to deliver all shares of Moon Common Stock to which holders of shares of Comet Common Stock accepted for exchange shall be entitled or to which holders of shares of Comet Newco shall be entitled in the Liquidation Distribution, Moon shall take all steps necessary to enable or cause Moon Bidco to, prior to or concurrently with the Share Sale, deposit in trust with the Exchange Agent additional shares of Moon Common Stock sufficient to make all such exchanges. If for any reason the Exchange Fund is inadequate to deliver all cash to which holders of shares of Comet Common Stock accepted for exchange shall be entitled, Moon shall take all steps necessary to enable or cause Moon Bidco promptly to deposit in trust with the Exchange Agent additional cash sufficient to make all such exchanges. The Exchange Fund shall not be used for any other purpose. Moon Bidco shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Comet Common Stock for the Exchange Offer Consideration and any cash in lieu of fractional shares of Moon Common Stock pursuant to Section 2.2(b).

(b) All Exchange Offer Consideration and any cash in lieu of fractional shares of Moon Common Stock pursuant to Section 2.2(b) paid upon the surrender of shares of Comet Common Stock in the Exchange Offer in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Comet Common Stock.

(c) Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Comet Common Stock accepted for exchange by Moon Bidco or by the holders of shares of Comet Newco who were entitled to receive a portion of the Exchange Fund in the Liquidation Distribution 12 months after the Effective Time shall be returned to Moon Bidco, upon demand, and any such holder of Comet who has not exchanged shares of Comet Common Stock for the Exchange Offer Consideration or any such holder of Comet Newco who has not received its portion of the Liquidation Distribution (less any Taxes required to be withheld from such Liquidation Distribution), and, if applicable, any cash in lieu of fractional shares of Moon Common Stock pursuant to Section 2.2(b) or the Exchangeable Note in accordance with this Section 2.6 prior to that time, shall thereafter look only to Moon Bidco (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Exchange Offer Consideration, the Liquidation Distribution and, if applicable, any cash in lieu of fractional shares of Moon Common Stock pursuant to Section 2.2(b) or the Exchangeable Note. Notwithstanding the foregoing, Moon Bidco shall not be liable to any holder of shares of Comet Common Stock or shares of Comet Newco for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any shares of Moon Common Stock and any cash made available to the Exchange Agent by Moon Bidco for payment in lieu of fractional shares of Moon Common Stock pursuant to Section 2.2(b) remaining unclaimed by holders of shares of Comet Common Stock or shares of Comet Newco two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Moon Bidco free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Moon Common Stock or Comet Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend, stock distribution or other similar event (other than, for the avoidance of doubt, the Moon Reverse Stock Split) with a record date during such period, the Exchange Offer Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.7 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Article 3

DIRECTORS AND OFFICERS

Section 3.1 Board of Directors of Moon. At the Effective Time, the Moon Board shall have 11 positions, which positions will be filled by a collaborative process led by the current Chairman of the Board of Moon and a member of the Governance Committee of Moon, on the one hand, and the Chairman of the Board of Comet and a

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member of the Corporate Governance Committee of Comet, on the other hand, with input from the President and Chief Executive Officer of each of Moon and Comet, but in any event shall include (i) six persons who are current members of the Moon Board (the “Designated Moon Directors”), two of which shall be Gary P. Luquette, the Chairman of the Board of Moon, and David Dickson, the President and Chief Executive Officer of Moon, and (ii) five persons who are current members of the Comet Supervisory Board (the “Designated Comet Directors”), it being understood that such selection process will be completed before the mailing of the Proxy Statement/Prospectus. If prior to the Effective Time, any Designated Moon Director is unwilling or unable to continue to serve as a director of Moon after the Effective Time as a result of illness, death, resignation or any other reason, then, any replacement for such person shall be selected from the remaining members of the Moon Board, through a similar collaborative process. If prior to the Effective Time, any Designated Comet Director is unwilling or unable to serve as a director of Moon after the Effective Time as a result of illness, death, resignation or any other reason, then, any replacement for such person shall be selected from the remaining members of the Comet Supervisory Board, through a similar collaborative process. At the Effective Time, Gary P. Luquette shall continue as the Non-Executive Chair of the Moon Board. From and after the Effective Time, each person designated as a director of Moon shall serve as a director until such person’s successor shall be appointed or such person’s earlier death, resignation or removal in accordance with the articles of incorporation of Moon, as amended after the Closing by the Moon Articles Amendment and the amended and restated bylaws of Moon (the “Moon Organizational Documents”).

Section 3.2 Certain Officers of Moon. At the Effective Time, David Dickson will continue as the President and Chief Executive Officer and a director of Moon, Stuart Spence will continue as the Executive Vice President and Chief Financial Officer of Moon, and each such officer shall serve until such officer’s successor shall be appointed or such officer’s earlier death, resignation, retirement, disqualification or removal in accordance with the Moon Organizational Documents. If, before the Effective Time, any such person is unable or unwilling to serve as an officer of Moon, then a substitute officer shall be selected by mutual agreement of Moon and Comet.

Section 3.3 Directors of Comet Newco and Comet Newco Sub.

(a) Comet and Comet Newco shall procure that at the Share Sale Effective Time the Comet Newco Sub Board shall consist exclusively of such directors as are designated in writing by Moon.

(b) The Parties shall procure that, from the Merger Effective Time until the completion of the Liquidation, the Comet Newco Board shall consist exclusively of two current Comet Supervisory Board members designated by Comet, Moon and Moon Bidco by mutual written agreement (if and to the extent that they shall agree to serve on the Comet Newco Board after the Merger Effective Time), and who shall at all times be independent from Moon and Moon Bidco and shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code; provided, however, that, if and to the extent that less than two of the current Comet Supervisory Board members agree to serve on the Comet Newco Board after the Merger Effective Time, Moon Bidco shall (and Moon shall cause Moon Bidco to) designate one or more replacement members who shall at all times be independent from Moon and Moon Bidco and who shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code, as promptly as reasonably practicable (the directors so designated, “Independent Directors”).

(c) If, at any time after the Merger Effective Time, an Independent Director resigns from, or otherwise ceases to be a member of, the Comet Newco Board, or ceases to be independent from Moon or Moon Bidco in each case, Moon Bidco shall procure that its Comet Newco shares are voted in favor of a proposed shareholders resolution whereby the respective Independent Director shall be replaced by a new director, designated by Moon Bidco, that is independent from Moon and Moon Bidco and qualifies as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code.

(d) Moon and Moon Bidco shall (to the extent applicable) supply to Comet in writing any information regarding those Independent Directors designated by Moon Bidco, as required by applicable Law in connection

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with the appointment of those Independent Directors designated by Moon Bidco, to the Comet Supervisory Board, and Moon and Moon Bidco shall be solely responsible for any such information.

(e) In addition to the discharge contemplated by the Discharge Resolutions, Moon Bidco shall at the first annual or extraordinary general meeting of shareholders of Comet Newco Sub held after the Closing, cause all members of the Comet Newco Sub Board to be fully and finally discharged for their acts of management up to the Share Sale Effective Time, in as far as allowed under applicable Laws; provided that Moon Bidco shall not be required to cause the discharge of any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director.

Article 4

CONVERSION OF OUTSTANDING COMET EQUITY AWARDS

Section 4.1 Conversion of Outstanding Equity Awards of Comet.

(a) Comet Options. At the Merger Effective Time, all options to acquire shares of Comet Common Stock (each, a “Comet Option”) that are outstanding and unexercised immediately prior to the Merger Effective Time under Comet’s equity incentive plans (collectively, the “Comet Stock Plans,” which are identified in Section 4.1(a) of the Comet Disclosure Letter) immediately shall vest (if unvested), shall cease to represent a right to acquire Comet Common Stock and shall be converted automatically into a vested option to acquire shares of Moon Common Stock (an “Assumed Comet Option”) in amounts and at an exercise price determined as provided in this Section 4.1(a) (and otherwise subject to the terms of the Comet Stock Plans, as applicable, under which they were issued and the agreements evidencing grants thereunder except as provided in this Section 4.1(a)). The number of shares of Moon Common Stock to be subject to an Assumed Comet Option resulting from the conversion of a Comet Option shall be equal to the product of the number of shares of Comet Common Stock subject to the Comet Option immediately prior to the Merger Effective Time multiplied by the Exchange Offer Ratio, provided that any fractional shares of Moon Common Stock resulting from such multiplication shall be rounded down to the nearest whole share. The exercise price per share of Moon Common Stock under an Assumed Comet Option resulting from the conversion of a Comet Option shall be equal to the exercise price per share of Comet Common Stock under the original Comet Option immediately prior to the Merger Effective Time divided by the Exchange Offer Ratio, provided that such exercise price shall be rounded up to the nearest whole cent. Notwithstanding the foregoing, the exercise price and/or the number of shares of Moon Common Stock that may be purchased under each such Assumed Comet Option shall be further adjusted to the extent required to remain in compliance with, or exempt from, the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder and, in the case of each Comet Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, the exercise price and the number of shares of Moon Common Stock subject to the Assumed Comet Option shall be determined in a manner consistent with the requirements of Section 424 of the Code and the Treasury Regulations promulgated thereunder. The duration and other terms of an Assumed Comet Option resulting from the conversion of a Comet Option shall otherwise remain the same as the original Comet Option from which it was converted except that all references to “Comet” in such original Comet Option shall be deemed to be references to Moon.

(b) Comet Performance Shares. At the Merger Effective Time, each performance share award granted under any Comet Stock Plan (collectively, the “Comet Performance Share Awards”) (whether or not vested) that is outstanding as of the date hereof and remains outstanding immediately prior to the Merger Effective Time, shall be cancelled and converted into the right to receive cash, without interest, in an amount equal to (i) (A) the Exchange Offer Ratio times (B) the target number of shares of Comet Common Stock subject to the Comet Performance Share Award times (C) the closing price for a share of Moon Common Stock on the NYSE Composite Transactions Tape on the Business Day immediately preceding the Closing Date plus (ii) cash in an

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amount equal to any dividend equivalents associated with such Comet Performance Share Awards as of the Merger Effective Time, subject to any withholding Taxes required by Law to be withheld. Any cash payable in accordance with the immediately preceding sentence shall be paid or delivered within five (5) days following the Merger Effective Time; provided that notwithstanding anything to the contrary, any payment in respect of a Comet Performance Share Award that, immediately prior to the Merger Effective Time, was subject to Section 409A of the Code, shall be made at such time as is required to comply with Section 409A of the Code. Comet shall make arrangements reasonably satisfactory to Moon to satisfy all employment and income tax withholding requirements, if applicable, with respect to the Comet Performance Share Awards as a result of the consummation of the transactions as contemplated by this Agreement.

(c) Rollover Comet Restricted Stock Units. Except as otherwise provided in Section 4.1(d), at the Merger Effective Time, each restricted stock unit award granted under any Comet Stock Plan (collectively, the “Comet Restricted Stock Unit Awards”) that is outstanding and unvested immediately prior to the Merger Effective Time shall be converted into and become a right to receive a restricted stock unit award with respect to Moon Common Stock with the same terms as those of the applicable Comet Restricted Stock Unit Award and the agreement by which such Comet Restricted Stock Unit Award is evidenced (all outstanding Comet Restricted Stock Unit Awards that are assumed pursuant to this Section 4.1(c) are hereafter referred to as “Assumed Comet RSU Awards”). Accordingly, from and after the Merger Effective Time: (A) each Assumed Comet RSU Award will be settled in shares of Moon Common Stock; (B) the number of shares of Moon Common Stock subject to each Assumed Comet RSU Award shall be determined by multiplying the number of shares of Comet Common Stock that were subject to such Assumed Comet RSU Award immediately prior to the Merger Effective Time by the Exchange Offer Ratio, and rounding the resulting number to the nearest whole number of shares of Moon Common Stock; and (C) any conditions and restrictions on the receipt of any Assumed Comet RSU Awards shall continue in full force and effect and the term, vesting schedule and other provisions of such Assumed Comet RSU Awards (including terms relating to acceleration of vesting upon termination of employment, in all cases, as in effect immediately prior to the Merger Effective Time) shall otherwise remain unchanged as a result of the assumption of such Assumed Comet RSU Awards.

(d) Certain Comet Restricted Stock Units and Director Deferred Share Awards. At the Merger Effective Time, (w) each Comet Restricted Stock Unit Award (whether vested or unvested) held by a non-employee member of the Comet Supervisory Board, (x) each vested Comet Restricted Stock Unit Award held by a Covered Comet Executive that has not yet been settled, (y) each Comet Restricted Stock Unit Award that vests in accordance with its terms as a result of the consummation of the transactions contemplated by this Agreement and (z) each vested share of Comet Common Stock deferred pursuant to a Comet Stock Plan (each, a “Director Deferred Share Award”), in each case, that is outstanding immediately prior to the Merger Effective Time shall be cancelled and converted into the right to receive (i) a number of shares of Moon Common Stock (rounded to the nearest whole number) equal to (A) the Exchange Offer Ratio times (B) the number of shares of Comet Common Stock subject to the Comet Restricted Stock Unit Award or Director Deferred Share Award, as applicable, immediately prior to the Merger Effective Time plus (ii) cash in an amount equal to any dividend equivalents associated with such award immediately prior to the Merger Effective Time, subject to any withholding Taxes required by Law to be withheld. Any shares of Moon Common Stock or cash payable in accordance with the immediately preceding sentence shall be paid or delivered within five (5) days following the Merger Effective Time; provided that notwithstanding anything to the contrary, any payment in respect of a Comet Restricted Stock Unit Award or Director Deferred share Award that, immediately prior to the Merger Effective Time, was subject to Section 409A of the Code, shall be made at such time as is required to comply with Section 409A of the Code. Comet shall make arrangements reasonably satisfactory to Moon to satisfy all employment and income tax withholding requirements, if applicable, with respect to such Comet Restricted Stock Unit Awards, as applicable as result of the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, a “Covered Comet Executive” means any executive officer of Comet who is set forth on Section 4.1(d) of the Comet Disclosure Letter.

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(e) Post-Signing Equity Awards. Any Comet Restricted Stock Unit Award granted after the date hereof in accordance with Section 7.1(b)(vii), shall, as of the Merger Effective Time, cease to represent a right to receive Comet Common Stock and shall be converted into an Assumed Comet RSU Award with respect to a number of whole shares of Moon Common Stock in the same manner described in Section 4.1(c) above, as applicable; provided, however, that the consummation of the transactions as contemplated by this Agreement shall not be considered a change in control for purposes of such Comet Restricted Stock Unit Award.

(f) Assumed Awards. Notwithstanding the foregoing, (1) Moon shall assume all obligations with respect to each Assumed Comet Option and Assumed Comet RSU Award (collectively, the “Assumed Awards”), (2) each Assumed Award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Moon Common Stock subsequent to the Merger Effective Time; (3) the Moon Board or an appropriate committee thereof shall succeed to the authority and responsibility of the Comet Boards or any committee thereof with respect to each Assumed Award and (4) Moon shall reserve for issuance a number of shares of Moon Common Stock sufficient to cover the Assumed Awards.

(g) Assumed Plans. At the Merger Effective Time, Moon will assume the Comet Stock Plans. Following the Merger Effective Time, under such Comet Stock Plan, as applicable, Moon will be entitled to grant equity or equity-based incentive awards with respect to Moon Common Stock, to the extent permissible under applicable Law, using the share reserves of such Comet Stock Plan as of the Merger Effective Time (including any shares of Moon Common Stock returned to such share reserves as a result of the termination or forfeiture of an Assumed Award granted pursuant to this Section 4.1), except that: (i) shares covered by such awards will be shares of Moon Common Stock; (ii) all references in such Comet Stock Plan to a number of shares will be deemed amended to refer instead to that number of shares of Moon Common Stock (rounded down to the nearest whole share) as adjusted pursuant to the application of the Exchange Offer Ratio; and (iii) the Moon Board or a committee thereof will succeed to the authority and responsibility of the Comet Boards or any applicable committee thereof with respect to the administration of such Comet Stock Plan.

(h) ESPP. As soon as practicable following the date hereof, Comet shall take all actions with respect to Comet’s Employee Stock Purchase Plan and Supervisory Board of Directors Stock Purchase Plan (collectively, the “ESPPs”) that are necessary to provide that the ESPPs shall be suspended effective January 1, 2018. Comet shall terminate the ESPPs in their entirety effective as of, and contingent on the Merger Effective Time.

Article 5

REPRESENTATIONS AND WARRANTIES OF THE COMET PARTIES

Except (i) as set forth in the disclosure letter delivered to Moon by Comet at or prior to the execution hereof (the “Comet Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken, subject to Section 10.13, or (ii) as disclosed in the Comet Reports filed with the SEC after December 31, 2016 and prior to the date of this Agreement (excluding any disclosures in such Comet Reports in any risk factors section or in any section related to forward-looking statements), the Comet Parties, jointly and severally, represent and warrant to and, solely with respect to the second sentence of Section 5.13(a) and Section 5.25, agree with, the Moon Parties that:

Section 5.1 Organization; Good Standing and Qualification; Subsidiaries.

(a) Each of the Comet Parties is a legal entity duly organized, validly existing and, to the extent such concept exists in the relevant jurisdiction, in good standing under the laws of its respective jurisdiction of organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Comet

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Material Adverse Effect, (i) each of the Comet Parties’ Subsidiaries is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and (ii) each of the Comet Parties and its Subsidiaries has all requisite corporate or similar power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Each of the Comet Parties and its Subsidiaries is, to the extent such concepts or similar concepts exist in the relevant jurisdiction, duly qualified to do business and in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect or to prevent, materially delay or materially impair the ability of Comet to perform its obligations under this Agreement or to consummate the Combination.

(b) Section 5.1(b) of the Comet Disclosure Letter lists each of Comet’s Subsidiaries and sets forth as to each (i) the type of entity, (ii) its jurisdiction of organization and (iii) its stockholders or other equity holders. Comet has made available to Moon prior to the date of this Agreement true and correct copies of the certificate of formation, articles of association, or incorporation, bylaws, board rules or other organizational documents (collectively, “Organizational Documents”) of each of the Comet Parties and each of Comet’s material Subsidiaries, each as amended to date, and each as so made available is in full force and effect.

Section 5.2 Authorization, Validity and Enforceability.

(a) Each of the Comet Parties has all requisite corporate or similar power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to consummate the Combination and the other transactions contemplated hereby and thereby, subject in the case of the Core Transactions to the Comet Shareholder Approval. The execution and delivery of this Agreement and the consummation by each of the Comet Parties of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of each of the Comet Parties, other than the Comet Shareholder Approval. This Agreement has been duly executed and delivered by each of the Comet Parties and constitutes the valid and legally binding obligation of each of the Comet Parties, enforceable against each of the Comet Parties, as applicable, in accordance with its terms.

(b) The Comet Boards, at a meeting or meetings duly called and held on or prior to the date of this Agreement, have (i) determined that the Combination and the other transactions contemplated by this Agreement are in the best interests of Comet and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of Comet and the Comet Group, (ii) approved this Agreement and Comet’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved to make the Comet Recommendation, subject to Section 7.5(c) and Section 7.5(f).

(c) The Comet Newco Board, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of Comet Newco and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Comet Newco’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Comet, as the sole shareholder of Comet Newco, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the Dutch Code.

(d) The Comet Newco Sub Board, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of Comet Newco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Comet Newco Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions

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stated herein. Comet Newco, as the sole shareholder of Comet Newco Sub, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the Dutch Code.

(e) Subject to the Comet Shareholder Approval being obtained, the CT Seller 1 Board, acting by unanimous written resolution in lieu of holding a meeting, (i) determined that it is in the best interests of CT Seller 1 and its business, taking into account the interests of the Comet group, its sole shareholder, creditors, employees and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and (ii) approved this Agreement and CT Seller 1’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Subject to the Comet Shareholder Approval being obtained, Chicago Bridge & Iron Company B.V., as the sole shareholder of CT Seller 1, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein.

(f) Subject to the Comet Shareholder Approval being obtained, the CT Seller 2 Board, acting by unanimous written resolution in lieu of holding a meeting, (i) determined that it is in the best interests of CT Seller 2 to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and (ii) adopted and approved this Agreement and CT Seller 2’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein.

(g) Subject to the Comet Shareholder Approval being obtained, the CT Seller 3 Board, acting by unanimous written resolution in lieu of holding a meeting, (i) determined that it is in the best interests of CT Seller 3 and its business, taking into account the interests of the Comet group, its sole shareholder, creditors, employees and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and (ii) approved this Agreement and CT Seller 3’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Subject to the Comet Shareholder Approval being obtained, CB&I Oil & Gas Europe B.V., as the sole shareholder of CT Seller 3, acting by written resolution, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein.

(h) Subject to the Comet Shareholder Approval being obtained, the CT Seller 4 Board, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of CT Seller 4 and its sole shareholder, and declared it advisable, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and (ii) approved the execution, delivery and performance by CT Seller 4 of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Subject to the Comet Shareholder Approval being obtained, Chicago Bridge & Iron Company, a Delaware corporation, as the sole stockholder of CT Seller 4, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein.

Section 5.3 Capitalization.

(a) The authorized capital stock of Comet consists of 250,000,000 shares of Comet Common Stock, par value € 0.01 per share. As of December 15, 2017, there were (i) 101,418,664 outstanding shares of Comet Common Stock and 7,437,946 shares of Comet Common Stock held in treasury by Comet, (ii) 6,941,097 shares of Comet Common Stock reserved for issuance under employee benefits plans of Comet, the Comet Stock Plans and the Comet ESPPs, (iii) 470,151 shares of Comet Common Stock subject to issuance upon exercise of

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outstanding Comet Options, (iv) 1,924,114 shares of Comet Common Stock subject to issuance under outstanding Comet Restricted Stock Unit Awards, (v) 1,404,680 shares of Comet Common Stock subject to issuance under outstanding Comet Performance Share Awards (assuming target performance), (vi) 17,644 shares of Comet Common Stock subject to issuance under outstanding Director Deferred Share Awards and (vii) no other shares of capital stock or other voting securities of Comet were issued, reserved for issuance or outstanding. From such date through the date of this Agreement, Comet has not issued any shares of capital stock or voting securities of, or other equity interests in, Comet, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, Comet, other than Comet Common Stock issued pursuant to the exercise of Comet Options or settlement of Comet Restricted Stock Unit Awards or Comet Performance Share Awards outstanding on such date. There are (1) no outstanding options, warrants or other rights to acquire from Comet any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for, capital stock, voting securities or ownership interests in, Comet and (2) no outstanding preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of Comet, obligating Comet to issue, transfer or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for, capital stock, voting securities or other ownership interests in, Comet or obligating Comet to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment. Except as required by the terms of any Comet Options, Comet Restricted Stock Unit Awards or Comet Performance Share Awards outstanding as of the date of this Agreement or issued as permitted by Section 7.1, there are no outstanding obligations of Comet or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Comet Common Stock or other Comet securities. All of the issued and outstanding shares of Comet Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(b) The CT Entity Equity Interests with respect to each CT Entity represent all of the issued and outstanding equity interests of such CT Entity. All of the outstanding capital stock of, or other ownership interests in, each Subsidiary of Comet, including the CT Entity Equity Interests, have been validly issued and are fully paid and nonassessable and are owned by Comet, directly or indirectly, free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sales contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (collectively, “Liens”) (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) other than Permitted Liens. As used in this Agreement, the term “Permitted Liens” shall mean, with respect to any Person: Liens for Taxes not yet due and payable or that are being contested in good faith and through appropriate proceedings and for which adequate reserves have been established in accordance with U.S. generally accepted accounting principles (“GAAP”); as to property leased by such Person, statutory Liens of lessors; as to real property or tangible personal property, Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics and materialmen arising by operation of law in the ordinary course of business provided that the payment of or the performance of the obligation giving rise thereto is not delinquent or is being contested in good faith through appropriate proceedings and for which reasonable accruals or reserves have been established; Liens securing the Existing Comet Debt or the Existing Moon Debt, as applicable; Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or retirement benefits, or to secure the performance of statutory obligations and other Liens imposed or promulgated by applicable Law or any Governmental Entity in the ordinary course of business that do not secure indebtedness; rights of set off and banker’s liens in each case that do not secure indebtedness; and easements, rights of way, restrictions, and other similar encumbrances, and minor defects in the chain of title, none of which interfere with the ordinary conduct of the business of such Person or any Subsidiary of such Person or materially detract from the value or use of the property to which they apply.

(c) Except for the Comet Options, Comet Restricted Stock Unit Awards, Comet Performance Share Awards Director Deferred Share Awards and awards outstanding under the Comet ESPPs, there are outstanding (i) no securities of Comet or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of Comet, (ii) no options, warrants or other rights to

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which Comet or any of its Subsidiaries is a party or is otherwise bound to acquire from Comet or any of its Subsidiaries any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Comet and (iii) except as provided by applicable Law, no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Subsidiary of Comet, obligating Comet or any of its Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Comet or obligating Comet or any Subsidiary of Comet to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment.

(d) Except for the capital stock or other voting securities or ownership interests in any Subsidiary of Comet, neither Comet nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Person (including Moon Common Stock).

(e) No Subsidiary of Comet owns any shares of Comet capital stock.

Section 5.4 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not and would not reasonably be expected to have a Comet Material Adverse Effect:

(a) Neither Comet nor any of its Subsidiaries is in violation of any applicable law, rule, regulation, directive, ordinance, code, governmental determination, guideline, Order, treaty, convention, governmental certification requirement or other binding requirement, U.S. or non-U.S., of any Governmental Entity (collectively, “Laws”), and no claim is pending or, to the knowledge of Comet, threatened with respect to any such matters.

(b) Comet and each Subsidiary of Comet hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, consents, approvals and other authorizations of all Governmental Entities (collectively, “Permits”) necessary for the conduct of their respective businesses (the “Comet Permits”). All Comet Permits are in full force and effect and there exists no default thereunder or breach thereof, and Comet has no notice or knowledge that such Comet Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Comet, threatened to give, any action to terminate, cancel or reform any Comet Permit.

(c) Comet and each Subsidiary of Comet possess all Permits required for the present ownership and operation of all its and its Subsidiaries’ assets. There exists no default or breach with respect to, and no Person or Governmental Entity has taken or, to the knowledge of Comet, threatened to take, any action to terminate, cancel or reform any such Permits.

This Section 5.4 does not relate to Tax matters, employee benefits matters, labor matters, environmental matters, intellectual property matters, export control or trade matters, or the Foreign Corrupt Practices Act, which are the subjects of Sections 5.11, 5.12, 5.13, 5.15, 5.16, 5.22 and 5.23, respectively.

Section 5.5 No Conflict.

(a) Neither the execution, delivery and performance by the Comet Parties of this Agreement nor the consummation by any of the Comet Parties of the Combination and the other transactions contemplated by this Agreement in accordance with the terms hereof will, (i) subject to the receipt of the Comet Shareholder Approval, conflict with, contravene or result in a violation of any provision of the Organizational Documents of any of the Comet Parties, (ii) violate, contravene or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the suspension, termination or cancellation, or in a right of suspension, termination or cancellation of, or

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give rise to a right of purchase or a right of additional payment under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Comet or any of its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Comet or any of its Subsidiaries under, any of the terms, conditions or provisions of, any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Comet or any of its Subsidiaries is a party, or (iii) subject to the filings, approvals and other matters referred to in Section 5.5(b), contravene or conflict with or constitute a violation of any provision of any applicable Law, except, in the case of matters described in clause (ii) or (iii), as do not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect or to prevent, materially delay or materially impair the ability of Comet to perform its obligations under this Agreement or to consummate the Combination.

(b) Other than those required under or in relation to (i) rules and regulations of the NYSE, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and such applicable competition, antitrust or premerger notification Laws of any 8.1(f) Jurisdiction, (iii) the Securities Act, (iv) the Exchange Act, (v) state securities or “Blue Sky” laws and (vi) other Governmental Entities having jurisdiction over the Combination set forth in Section 5.5 of the Comet Disclosure Letter, neither the execution, delivery or performance by the Comet Parties of this Agreement, nor the consummation by any of the Comet Parties of the Combination and the other transactions contemplated by this Agreement in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Entity, except for any consent, approval, qualification or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not reasonably be expected to have a Comet Material Adverse Effect.

(c) This Agreement, the Combination and the transactions contemplated hereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under the terms of any Comet Material Contract or any material Comet Permit.

Section 5.6 SEC Documents; Financial Statements.

(a) Comet has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the SEC since January 1, 2015 (collectively, the “Comet Reports”). Comet has made available to Moon copies of all material comment letters from the SEC and Comet’s responses thereto since January 1, 2015 through the date of this Agreement that are not otherwise publicly available. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Comet Reports. As of the date of this Agreement, no Subsidiary of Comet is required to file any registration statement, prospectus, report, schedule, form, statement or any other document with the SEC. No Subsidiary of Comet is, or since January 1, 2016 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, if amended, as of the date of such amendment), the Comet Reports complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and complied in all material respects with the applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the Comet Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Comet Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of Comet and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Comet Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Comet and its Subsidiaries for the periods set

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forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited statements, to (i) such exceptions as may be permitted by Form 10-Q of the SEC, (ii) normal year-end audit adjustments which have not been and are not expected to be material and (iii) any other adjustments stated therein or in the notes thereto).

(c) There are no liabilities or obligations of Comet or any of its Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be disclosed) that would be required to be reflected on, or reserved against in, a balance sheet of Comet or in the notes thereto prepared in accordance with GAAP, other than liabilities or obligations to the extent (i) reflected or reserved against on the consolidated balance sheet of Comet or readily apparent in the notes thereto, in each case included in Comet’s annual report on Form 10-K for the year ended December 31, 2016 or Comet’s quarterly report on Form 10-Q for the period ended September 30, 2017, (ii) liabilities or obligations incurred in the ordinary course of business since September 30, 2017, (iii) obligations or liabilities arising in connection with the transactions contemplated by this Agreement or (iv) liabilities or obligations which do not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect.

(d) Neither Comet nor any of Comet’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) Since September 30, 2017, through the date of this Agreement, neither Comet nor any of its Subsidiaries has incurred any indebtedness for borrowed money except in the ordinary course of business consistent with past practice, excluding intercompany indebtedness among Comet and its wholly owned Subsidiaries.

Section 5.7 Controls and Procedures.

(a) Except as would not reasonably be expected to have a Comet Material Adverse Effect, Comet is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(b) Each of the principal executive officer and the principal financial officer of Comet (or each former principal executive officer and former principal financial officer of Comet, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to the Comet Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Comet has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act, and (ii) disclosed, based on its most recent evaluation and knowledge, to its auditors and the audit committee of the Comet Supervisory Board (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.

(d) Comet’s management, with the participation of Comet’s principal executive and financial officers, has completed an assessment of the effectiveness of Comet’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2016, and such assessment concluded that such internal control was effective based on the framework in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

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Section 5.8 Information Supplied.

(a) None of the information supplied or to be supplied by the Comet Parties for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to Comet shareholders or Moon stockholders or at the time of the Comet Shareholders Meeting or the Moon Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Exchange Offer Documents will, on the date first filed with the SEC and on the date first published, sent or given to the Comet Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (iv) the Schedule 14D-9 will, on the date first filed with the SEC and on the date first published, sent or given to the Comet shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The portions of the Proxy Statement/Prospectus supplied by Comet will comply as to form in all material respects with the applicable provisions of the Exchange Act.

(b) Notwithstanding the foregoing provisions of this Section 5.8, no representation or warranty is made by the Comet Parties with respect to statements made or incorporated by reference in the Form S-4, the Proxy Statement/Prospectus or the Exchange Offer Documents based on information supplied by the Moon Parties for inclusion or incorporation by reference therein.

Section 5.9 Litigation. There are no Proceedings pending or, to the knowledge of Comet, threatened against Comet or any of its Subsidiaries, or any director, officer or employee of Comet or any of its Subsidiaries or other Affiliates, in each case, for whom Comet or any of its Subsidiaries may be liable, or Orders relating thereto, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Comet Material Adverse Effect. None of Comet or any of its Subsidiaries, or any director, officer or employee of Comet or any of its Subsidiaries or other Affiliates, in each case, for whom Comet or any of its Subsidiaries may be liable, is a party to or subject to the provisions of any Order which would, individually or in the aggregate, reasonably be expected to result in a Comet Material Adverse Effect. This Section 5.9 does not relate to Tax matters, employee benefits matters, labor matters, environmental matters, intellectual property matters, export control or trade matters, or the Foreign Corrupt Practices Act, which are the subjects of Sections 5.11, 5.12, 5.13, 5.15, 5.16, 5.22 and 5.23, respectively. As used in this Agreement, (a) “Proceeding” means any (i) action, claim, suit, investigation, complaint, litigation, or other hearing or proceeding by or before any Governmental Entity, whether civil, criminal or administrative and whether or not such proceeding results in a formal civil or criminal litigation or regulatory action, (ii) arbitration or (iii) mediation and (b) “Order” means any judgment, order, writ, fine, injunction, decree, ruling, stipulation, award or determination of any Governmental Entity.

Section 5.10 Absence of Certain Changes. Since December 31, 2016, there has not been any Comet Material Adverse Effect or any event, occurrence, change, discovery or development of a state of circumstances or facts which would, individually or in the aggregate, reasonably be expected to result in a Comet Material Adverse Effect or to prevent, materially delay or materially impair the ability of Comet to perform its obligations under this Agreement or to consummate the Combination. Since December 31, 2016 and prior to the execution and delivery hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of Comet and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business.

Section 5.11 Taxes. Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect:

(a) (i) all returns, statements, reports, declarations, estimates and forms required to be filed with respect to Taxes (“Returns”) by or with respect to Comet or any of its Subsidiaries (including any Return required to be

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filed by an affiliated, consolidated, combined, unitary or similar group that includes Comet or any of its Subsidiaries) have been properly filed on a timely basis (taking into account any valid extensions of time within which to file) with the appropriate Governmental Entities, and all such Returns are true, complete and accurate and (ii) all Taxes required to be paid by Comet or any of its Subsidiaries (whether or not shown on any Return) have been duly paid, and all Taxes that Comet or any of its Subsidiaries are obligated to withhold from amounts payable to any employee, creditor, shareholder or other third party have been duly withheld and deposited, in each case in full and on a timely basis, except, in each case of clause (i) and (ii), with respect to matters contested in good faith or adequately reserved for, in accordance with GAAP, in the consolidated balance sheets included in the Comet Reports;

(b) no audits or other Proceedings are pending with regard to any Taxes or Returns of Comet or any of its Subsidiaries;

(c) no Governmental Entity is asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes of Comet or any of its Subsidiaries which have not been fully paid or finally settled or adequately reserved for, in accordance with GAAP, in the consolidated balance sheets included in the Comet Reports;

(d) neither Comet nor any of its Subsidiaries has any liability for Taxes of any Person (other than Taxes of Comet or its Subsidiaries) (A) under Treasury Regulation § 1.1502-6 or any similar provision of state, local, or non-U.S. Tax law, except for Taxes of the affiliated group of which Comet or any of its Subsidiaries is or was the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. Tax law, or (B) as a transferee, a successor, by contract or otherwise;

(e) neither Comet nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any income or franchise Tax Returns of Comet or any of its Subsidiaries;

(f) neither Comet nor any of its Subsidiaries (i) is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. Tax law, or (ii) has received or entered into (or has currently pending a request for) any private letter rulings, technical advice memoranda, or similar agreements or rulings from any taxing authority for any taxable year for which the statute of limitations has not expired;

(g) neither Comet nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of Comet and its Subsidiaries;

(h) neither Comet nor any of its Subsidiaries has participated in any “listed transaction,” within the meaning of Treasury Regulation § 1.6011-4(b);

(i) neither Comet nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date of this Agreement;

(j) there are no liens for Taxes (other than Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings) upon any of the assets of Comet or any of its Subsidiaries;

(k) to Comet’s knowledge, no claim has been made in the last three years by an authority in a jurisdiction where any of Comet or its Subsidiaries does not file income or franchise Returns that Comet or any of its Subsidiaries is or may be subject to income or franchise taxation in that jurisdiction; and

(l) there are no arrangements, events or circumstances that could give rise to Comet or any of its Subsidiaries being liable for the repayment of unlawful state aid within the meaning of article 107, paragraph 1 of the Treaty on the Functioning of the European Union in relation to any Taxes.

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Section 5.12 Employee Benefit Plans.

(a) Section 5.12(a) of the Comet Disclosure Letter sets forth a list of all material Comet Benefit Plans. The term “Comet Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, retention, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Comet or any of its Subsidiaries, to which Comet or any of its Subsidiaries is a party or is required to provide benefits under applicable Law, but shall not include any “multiemployer plan” within the meaning of Section 3(37) of ERISA. With respect to each Comet Benefit Plan subject to the laws of the United States (each a “Comet U.S. Benefit Plan” and collectively, the “Comet U.S. Benefit Plans”) that is a material Comet Benefit Plan, Comet has made available to Moon a true and correct copy of (i) the most recent annual report (Form 5500) filed with the applicable Governmental Entity (with respect to Comet U.S. Benefit Plans for which Form 5500’s are filed), (ii) each such Comet U.S. Benefit Plan that has been reduced to writing and all amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to each such Comet U.S. Benefit Plan, (iv) the most recent summary plan description or other written explanation of each Comet U.S. Benefit Plan provided to participants, (v) the most recent actuarial report or valuation relating to a Comet U.S. Benefit Plan subject to Title IV of ERISA and (vi) the most recent determination letter or opinion letter, if any, issued by the Internal Revenue Service (“IRS”) with respect to any Comet U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) With respect to each Comet U.S. Benefit Plan, except as does not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect:

(i) to the extent applicable, such Comet U.S. Benefit Plan complies and has complied with the requirements of ERISA, the Code, other applicable Law and with the operative documents for each such plan;

(ii) any Comet U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, as applicable, from the IRS;

(iii) there are no pending or, to the knowledge of Comet, threatened claims against or otherwise involving any Comet U.S. Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Comet U.S. Benefit Plan activities) is pending against or with respect to any such Comet U.S. Benefit Plan;

(iv) there are no pending audits or investigations by any Governmental Entity involving any Comet U.S. Benefit Plan;

(v) all contributions required to be made as of the date of this Agreement to Comet U.S. Benefit Plans have been made or provided for;

(vi) Comet has not engaged in a transaction with respect to any Comet U.S. Benefit Plan for which it would reasonably be expected to be subject (either directly or indirectly) to a liability for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code;

(vii) since January 1, 2005, each nonqualified deferred compensation plan or arrangement has been maintained in good faith operational compliance with Section 409A of the Code and, as of December 31, 2008, each nonqualified deferred compensation plan or arrangement is in documentary compliance with Section 409A of the Code, except for such noncompliance that may be corrected under IRS Notice 2008-113 or IRS Notice 2010-6 (without material liability to Moon);

(viii) with respect to Comet U.S. Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to

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within six years prior to the date of this Agreement by Comet, any of its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Comet or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (a “Comet ERISA Affiliate”), (A) neither Comet nor any Comet ERISA Affiliate has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom which remains unsatisfied, (B) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (C) since January 1, 2013, there has been no “reportable event,” as that term is defined in Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, and (D) the minimum funding standards of Section 412 of the Code have been satisfied and there are no restrictions on the payment or accrual of benefits under Section 436 of the Code and such plan is not in “at risk” status for the current plan year under Section 430(i) of the Code;

(ix) all individuals who performed any compensatory services for Comet or any Subsidiary of Comet, whether as an employee, independent contractor or “leased employee” (as defined in Section 414(n) of the Code) are, and have been, properly classified for purposes of withholding Taxes and eligibility to participate in, and coverage under, any Comet U.S. Benefit Plan;

(x) neither Comet nor any of its Subsidiaries nor any Comet ERISA Affiliate contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer welfare association” within the meaning of Section 3(40) of ERISA or a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code; and

(xi) neither Comet nor any Comet ERISA Affiliate has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination of or withdrawal from a “multiemployer plan” within the meaning of Section 3(37) of ERISA, which remains unsatisfied.

(c) Except as provided in Section 5.12(c) of the Comet Disclosure Letter, no Comet U.S. Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Comet or any Subsidiary of Comet for periods extending beyond their retirement date or other termination of service other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). Except as would not have, individually or in the aggregate, a Comet Material Adverse Effect, each Comet U.S. Benefit Plan which provides post-employment medical, surgical, hospitalization, death or similar benefits as of the date hereof may be unilaterally amended or terminated by Comet without material liability, except as to claims incurred prior to amendment or termination.

(d) Except as provided in Section 5.12(d) of the Comet Disclosure Letter, the execution and delivery of this Agreement, and the consummation of the Combination and the other transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment becoming due to any employee, former employee or group of employees or former employees, of Comet or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Comet Benefit Plans, (iii) result in the acceleration of the time of payment or vesting of any such benefits or (iv) result in the incurrence or acceleration of any other obligation related to the Comet Benefit Plans or to any employee, former employee or group of employees or former employees, including the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(e) With respect to each Comet Benefit Plan that is not a Comet U.S. Benefit Plan (each a “Comet Foreign Benefit Plan” and collectively, the “Comet Foreign Benefit Plans”), except as would not have, individually or in the aggregate, a Comet Material Adverse Effect, (i) each such Comet Foreign Benefit Plan is in material compliance with all applicable Laws and has been operated in accordance with its terms, (ii) all contributions required to have been made under such Comet Foreign Benefit Plans have been timely made and all liabilities

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thereunder have been properly accrued on the most recent financial statements of Comet and its Subsidiaries and (iii) each Comet Foreign Benefit Plan that is intended to or required by Law to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. Comet has made available to Moon a true and correct copy of each material Comet Foreign Benefit Plan in effect on the date hereof.

Section 5.13 Labor Matters.

(a) Section 5.13(a) of the Comet Disclosure Letter sets forth a list of each collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization (each a “Labor Agreement”) to which Comet or any of its Subsidiaries is a party to, or is bound by, that covers employees of Comet and its Subsidiaries in the United States. No later than the thirtieth (30th) day following the date hereof, Comet shall provide Moon with a list of each Labor Agreement to which Comet or any of its Subsidiaries is a party to, or is bound by, that covers employees of Comet and its Subsidiaries primarily located outside of the United States. To the knowledge of Comet, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened in the United States.

(b) Except for such matters as do not and would not reasonably be expected to have a Comet Material Adverse Effect, (i) Comet and its Subsidiaries have complied with all applicable Laws respecting the employment of labor; (ii) neither Comet nor any Subsidiary of Comet has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any violation of any applicable Law with respect to the employment of individuals by, or the employment practices of, Comet or any Subsidiary of Comet or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses; (iii) there are no unfair labor practice charges or other employee related complaints against Comet or any Subsidiary of Comet pending or, to the knowledge of Comet, threatened, before any Governmental Entity by or concerning the employees working in their respective businesses; and (iv) there are no labor strikes, slowdowns, stoppages, walkouts, lockouts or other labor-related disputes pending or, to the knowledge of Comet, threatened against or affecting Comet or any of its Subsidiaries; and (v) there are no pending or, to the knowledge of Comet, threatened employment-related lawsuits or administrative charges or arbitration proceedings against or involving Comet or any of its Subsidiaries brought or filed with any Governmental Entity.

Section 5.14 Properties.

(a) Section 5.14(a) of the Comet Disclosure Letter sets forth an accurate and complete list of (i) all property owned in fee by Comet or any of its Subsidiaries (the “Comet Owned Real Properties”) and (ii) all property leased, subleased, licensed or held or used under any similar occupancy or use agreement by Comet or any of its Subsidiaries (the “Comet Leased Real Properties”), together with the lease or other agreements creating such Comet Leased Real Properties (the “Comet Leases”). The Comet Owned Real Properties and the Comet Leased Real Properties (collectively, the “Comet Real Property”) constitute all of the real property interests owned or leased by Comet and its Subsidiaries.

(b) Except as do not and would not, individually or in the aggregate, reasonably be expected to have a Comet Material Adverse Effect, (i) each of Comet and its Subsidiaries has good and marketable title to the Comet Owned Real Properties and a good, valid and subsisting leasehold or, as applicable, other contractual interest in the Comet Leased Real Properties, and there are no outstanding options or rights of first refusal to purchase any of the Comet Real Property or any interest therein; (ii) all such Comet Real Property is free and clear of all Liens (other than Permitted Liens); and (iii) with respect to the Comet Leased Real Properties, each of Comet and its Subsidiaries has complied with the terms of all the Comet Leases to which it is a party and under which it is in occupancy, there is no uncured default by Comet or its applicable Subsidiary, and no circumstance has occurred that, with the passage of time or the giving of notice or both would constitute a default by Comet or its applicable Subsidiary, under the Comet Leases, no party to any Comet Lease other than Comet or its

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Subsidiaries is in material default of its obligations thereunder, and all such Comet Leases are in full force and effect.

(c) Except as do not and would not, individually or in the aggregate, reasonably be expected to have a Comet Material Adverse Effect, Comet and its Subsidiaries have good and valid title to, or a valid and subsisting leasehold interest or other comparable contractual right in or relating to, all of the material personal properties and assets, tangible and intangible, that they purport to own or lease that are necessary for the conduct of their business as currently conducted, free and clear of all Liens except Permitted Liens. All personal properties and assets, tangible and intangible, and other assets owned by or leased to or by Comet and its Subsidiaries are sufficient for the uses to which they are being put, have been maintained and replaced from time to time substantially in accordance with prudent industry practice, except as is not and would not, individually or in the aggregate, reasonably be expected to have a Comet Material Adverse Effect.

Section 5.15 Environmental Matters. Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect:

(a) Comet and each of its Subsidiaries is, and has been in compliance with all Orders applicable to it and any applicable Law (including common law) related to (i) any exposure to or the release of pollutants, contaminants, hazardous, toxic or radioactive substances or wastes (including petroleum, asbestos and silica) (“Hazardous Materials”), or (ii) human health, worker safety, process safety, mine safety, exploration, production and mining activities (including reclamation obligations), natural resources, or the protection or preservation of the environment (“Environmental Laws”).

(b) Comet and each Subsidiary of Comet hold all Permits required under Environmental Laws for the conduct of their respective businesses (the “Comet Environmental Permits”). All Comet Environmental Permits are in full force and effect and there exists no default thereunder or breach thereof, and Comet has no notice or knowledge that such Comet Environmental Permits will not be renewed in the ordinary course. No Governmental Entity has given, or to the knowledge of Comet, threatened to give, any action to terminate, cancel or reform any Comet Environmental Permit.

(c) No Proceedings, governmental investigations or employee or third party claims are pending or, to the knowledge of Comet, threatened against Comet or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law.

(d) Neither Comet nor any of its Subsidiaries has received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law that remains unresolved. Neither Comet nor any of its Subsidiaries is subject to any outstanding consent decree or Order under any Environmental Law or relating to the cleanup of or other obligation with respect to any Hazardous Materials.

(e) There are no Hazardous Materials at, in, under or migrating to or from properties owned or leased by Comet or each Subsidiary that require response, removal or remediation under Environmental Laws.

(f) Neither Comet nor any of its Subsidiaries is subject to any liability under Environmental Laws for a Release of any Hazardous Materials on, under, from or to the property of any third Person. As used in this Section 5.15 and in Section 6.15: (i) the term “Release” means any release, spill, effluent, emission, emptying, leaking, pumping, pouring, injection, deposit, dumping, disposal, discharge, dispersal, leaching, escaping or migration into or through the Environment and (ii) the term “Environment” means (A) land, including surface land and sub-surface strata; (B) water, including coastal and inland water, surface waters and ground waters; and (C) indoor and ambient air.

(g) Neither Comet nor its Subsidiaries has been named as a defendant in any litigation, or has received written notice of noncompliance, violation, liability or potential liability from any Governmental Entity, based on exposure to Hazardous Materials, in each case that remains unresolved.

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(h) Neither Comet nor any of its Subsidiaries has Released any Hazardous Materials into the environment in violation of Environmental Laws.

Section 5.16 Intellectual Property; Information Technology.

(a) Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect, Comet and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent applications, patent rights, know-how, trade secrets, trademarks, trademark rights, trade names, trade dress, trade name rights, service marks, service mark rights, copyrights, software, domain names, computer programs, technical know-how and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) necessary for the conduct of their respective businesses as currently being conducted. There are no assertions or claims challenging the validity of any Intellectual Property Rights of Comet or any of its Subsidiaries that are reasonably expected to have, individually or in the aggregate, a Comet Material Adverse Effect. The conduct of Comet’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with, violate, or infringe any Intellectual Property Rights of a third party, except for any such claims that, individually or in the aggregate, do not and would not reasonably be expected to have a Comet Material Adverse Effect. No claims are pending or, to the knowledge of Comet, threatened that Comet or any of its Subsidiaries are infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Rights, except for any such claims that, individually or in the aggregate, do not and would not reasonably be expected to have a Comet Material Adverse Effect. To the knowledge of Comet, no Person is infringing, misappropriating or otherwise violating any of the Intellectual Property Rights owned by or licensed by or to Comet or any of its Subsidiaries except as do not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect. No Proceeding is pending or has been threatened by Comet or any of its Subsidiaries against any Person with regard to the ownership, use, infringement, misappropriation, violation, validity or enforceability of any Intellectual Property Rights, except as do not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect.

(b) Since January 1, 2015, there has been no failure, material substandard performance, breach of or unauthorized access to any IT Systems of Comet or any of its Subsidiaries that has caused any material disruption to the business of Comet or any of its Subsidiaries or, to the knowledge of Comet, resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by Comet or any of its Subsidiaries, in each case except as do not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect. Comet and its Subsidiaries have taken commercially reasonable measures to protect the integrity and security of their respective information technology systems and the data stored thereon from unauthorized use, access or modification by third Persons. For purposes of this Agreement, “IT Systems” means (a) all computing and/or communications systems and equipment, including any internet, intranet, extranet, e-mail or voice mail systems; (b) all computer software, the tangible media on which it is recorded (in any form) and all supporting documentation, data and databases; and (c) all peripheral equipment related to the foregoing, including printers, scanners, switches, routers, network equipment and removable media.

Section 5.17 Insurance. Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect, Comet and its Subsidiaries maintain insurance policies, including with respect to fire, liability, workers’ compensation, and title insurance, containing coverages in such amounts and against such losses as are customary in the industries in which Comet and its Subsidiaries operate on the date of this Agreement. Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect, (i) all such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are in full force and effect, and (ii) all premiums with respect thereto covering all periods up to and including the Closing Date have been (or, if not yet due as of the date of this Agreement, will prior to the Closing Date be) paid.

Section 5.18 No Brokers. None of the Comet Parties have entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Comet Parties, the Moon Parties

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or their respective Affiliates to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Combination and the other transactions contemplated by this Agreement, except as disclosed on Schedule 5.18.

Section 5.19 Opinion of Comet’s Financial Advisor. The Comet Boards have received the opinion of Comet’s financial advisor, Centerview Partners LLC, dated the date of this Agreement, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Exchange Offer Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Comet Common Stock other than Moon and its Affiliates. A written copy of such opinion will be provided to Moon solely for informational purposes on a non-reliance basis, within two days after the later of the execution of this Agreement and the receipt thereof by the Comet Boards).

Section 5.20 Vote Required. No vote of the holders of any class of equity securities of any of the Comet Parties is required for the execution and delivery of this Agreement or any other agreements and documents contemplated hereby to which any of the Comet Parties is a party, the performance by any Comet Party of its obligations hereunder and thereunder, or to consummate the Combination and the transactions contemplated hereunder and thereunder, except that consummation of the Core Transactions requires (a) assuming adoption of the Articles Amendment Resolution prior to the vote on the Merger Resolution being taken, approval of the Merger Resolution by the affirmative vote of at least a simple majority of votes cast at the Comet Shareholders Meeting if at least one-half of Comet’s issued share capital is represented at the Comet Shareholders Meeting and, in other cases, the affirmative vote of two-thirds of votes cast at the Comet Shareholders Meeting; provided that if the Articles of Amendment Resolution is not adopted prior to the vote on the Merger Resolution being taken and any Person (alone or together with a group) beneficially holds more than 15% of the Comet Common Stock, then approval of the Merger Resolution by the affirmative vote of at least 80% of Comet’s issued and outstanding share capital shall be required, (b) approval of the other Comet Shareholders Meeting Resolutions by the affirmative vote of at least a simple majority of votes cast at the Comet Shareholders Meeting (the approvals referred to in clauses (a) and (b) being referred to as the “Comet Shareholder Approval”), (c) adoption of written shareholders resolutions by Comet as the sole shareholder of Comet Newco and by Comet Newco as the sole shareholder of Comet Newco Sub, in order to procure composition of the Comet Newco Board and the Comet Newco Sub Board in accordance with Section 3.3(a) through (c) and (d) adoption of written shareholders resolutions by Comet as the sole shareholder of Comet Newco and by Comet Newco as the sole shareholder of Comet Newco Sub to enter into and effectuate the Merger in accordance with the Merger Proposal.

Section 5.21 Certain Contracts.

(a) Except as set forth in Section 5.21 of the Comet Disclosure Letter, neither Comet nor any of its Subsidiaries is a party to or bound by:

(i) any lease of real or personal property providing for annual rentals of $5 million or more;

(ii) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to Comet and its Subsidiaries, taken as a whole;

(iii) any Contract (other than among direct or indirect wholly owned Subsidiaries of Comet) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $10 million;

(iv) any executory Contract relating to the disposition or acquisition of material assets not in the ordinary course of business;

(v) any Contract that would be required to be filed as an exhibit to any Comet Report as of the date of this Agreement pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act and the Exchange Act;

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(vi) any agreement or covenant restricting in any material respect the research, development, distribution, sale, supply, license or manufacturing of material products or services, or any agreement or covenant requiring Comet or any of its Subsidiaries to grant an exclusive right to a third party for the research, development, distribution, sale, supply, license or manufacturing of any material product or service;

(vii) any noncompetition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which Comet or its Subsidiaries may engage or the manner in which any of them may so engage in any business or (B) would reasonably be expected to so limit Moon and its Subsidiaries (other than Comet and its Subsidiaries pursuant to Contracts entered into in the ordinary course of business) after the Effective Time;

(viii) any Contract with an affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(ix) any Contract that prohibits the payment of dividends or distributions in respect of capital stock of Comet, prohibits the pledging of the capital stock of Comet or any of its Subsidiaries or prohibits the issuance of guarantees by Comet or any of its Subsidiaries;

(x) any agreement or covenant containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than Comet or any of its Subsidiaries;

(xi) any Contract with (including any related security clearance obtained from) the U.S. Government or any department or other subdivision thereof that depends upon funding under the U.S. Federal Acquisition Regulation (a “U.S. Government Contract”) or any subcontract under a U.S. Government Contract that remains executory in whole or in part (with appropriate identification of any such Contracts that are prime contracts with the U.S. government or any department or subdivision thereof, and any related security clearances, indicated in Section 5.21 of the Comet Disclosure Letter); and

(xii) any Contract that contains a put, call or similar right pursuant to which Comet or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person that have a fair market value or purchase price of more than $5 million or any other assets that have a fair market value or purchase price of more than $25 million (the Contracts described in clauses (i)–(xii), together with all exhibits and schedules to such Contracts, being the “Comet Material Contracts”).

(b) As of the date hereof, Comet has delivered, or made available, to Moon a true and complete copy of each Comet Material Contract (subject to applicable confidentiality restrictions). Except as does not and would not reasonably be expected to have a Comet Material Adverse Effect, each such Comet Material Contract is a valid and binding agreement of Comet or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither Comet nor any of its Subsidiaries nor, to the knowledge of Comet, any other party thereto is in default or breach under the terms of any such Comet Material Contract.

Section 5.22 Export Controls and Trade Sanctions. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Comet Material Adverse Effect:

(a) Since January 1, 2015, Comet and its Subsidiaries and any director, officer, employee, agent or other person acting on behalf of Comet or any of its Subsidiaries, have complied with all statutory and regulatory requirements relating to export controls and trade sanctions under applicable Laws, including the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), Section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), and any similar rules or regulations of the European Union or other jurisdiction. To the knowledge of Comet, none of the Comet Parties, nor any director, officer, employee, agent or other person acting on behalf of any of the Comet

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Parties, have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person. For the purposes of this Agreement, “Prohibited Person” means (i) any individual or entity that has been determined by competent authority to be the subject of a prohibition on such conduct in any law, regulation, rule, or executive order administered by OFAC; (ii) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (iii) any individual or entity that acts on behalf of or is owned or controlled by the government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (iv) any individual or entity that has been identified on the Annex to Executive Order 13224 or the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time; or (v) any individual or entity that has been designated on any similar list or order published by the U.S. Government.

(b) Comet and its Subsidiaries and other Affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to promote compliance with applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology.

(c) No civil or criminal penalties have been imposed on any of the Comet Parties or any of their Subsidiaries or any director, officer, employee, agent or other person acting on behalf of Comet or any of its Subsidiaries with respect to violations of applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to the U.S. Government or any other Governmental Entity.

(d) Neither the U.S. Government nor any other Governmental Entity has notified any of the Comet Parties or any of their Subsidiaries or any director, officer, employee, agent or other person acting on behalf of Comet or any of its Subsidiaries in writing since January 1, 2015 of any actual or alleged violation or breach of any applicable Laws relating to export controls or trade sanctions.

(e) To Comet’s knowledge, none of the Comet Parties nor their Subsidiaries or other Affiliates is undergoing, or since January 1, 2015, has undergone any internal or external audit, review, inspection, investigation, survey or examination of records relating to the export activities of any Comet Party or any of their Subsidiaries or other Affiliates that would, individually or in the aggregate, reasonably be expected to affect adversely its future export activity.

Section 5.23 Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Comet Material Adverse Effect:

(a) Comet and its Subsidiaries, directors, officers, employees, agents and other persons acting on behalf of Comet or any of its Subsidiaries have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”), and any other analogous anticorruption or antibribery laws. Except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other applicable Laws), none of the Comet Parties nor any of their Subsidiaries or other Affiliates, nor any of the directors, officers, employees, agents or other representatives of any of the foregoing acting on their behalf, have directly or indirectly (i) offered, authorized or used any funds of Comet or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) offered, authorized or made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Comet or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Comet or any of its Subsidiaries; (iv) made, promised or authorized any false or fraudulent entry on the books or records of Comet or any of its Subsidiaries; or (v) offered, authorized or made any unlawful bribe, unlawful

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kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Comet or any of its Subsidiaries.

(b) Comet and its Subsidiaries and other Affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to promote compliance with the Foreign Corrupt Practices Act and any other analogous anticorruption and antibribery laws.

(c) No civil or criminal penalties have been imposed on any of the Comet Parties or any of their Subsidiaries or any director, officer, employee, agent or other person acting on behalf of Comet or any of its Subsidiaries with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws nor have any voluntary disclosures been submitted to the U.S. Government or any other Governmental Entity with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(d) To Comet’s knowledge, none of the Comet Parties nor any of their Subsidiaries or other Affiliates have been since January 1, 2015 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws. None of the Comet Parties nor any of their Subsidiaries or other Affiliates are participating in any investigation by a Governmental Entity relating to alleged violations by the Comet Parties or any of their Subsidiaries or other Affiliates of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(e) Neither the U.S. Government nor any other Governmental Entity has notified any of the Comet Parties or any of their Subsidiaries or other Affiliates in writing since January 1, 2014 of any actual or alleged violation or breach of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery law.

Section 5.24 Charter Provisions; Takeover Laws; No Rights Plan. Comet has taken all action necessary to render the restrictions on business combinations set forth in Article 41, paragraph 2 of its articles of association or any other similar restriction in its Organizational Documents inapplicable to this Agreement, the Combination and the other transactions contemplated by this Agreement. No “fair price,” “moratorium,” “business combination” or “control share acquisition” statute or other similar statute or regulation is applicable to this Agreement, the Combination or the other transactions contemplated by this Agreement. Comet has not adopted a shareholder rights plan that is currently in effect.

Section 5.25 No Other Representations and Warranties. The Comet Parties acknowledge and agree that, except for the representations and warranties expressly set forth in Article 6, (a) the Moon Parties do not make, and have not made, any representations or warranties relating to themselves, their Subsidiaries or their businesses or otherwise in connection with the Combination and the Comet Parties are not relying on any representation or warranty of any of the Moon Parties except for those expressly set forth in this Agreement, (b) no person has been authorized by the Moon Parties to make any representation or warranty relating to themselves or their business or otherwise in connection with the Combination, and, if made, such representation or warranty must not be relied upon by the Comet Parties as having been authorized by such Moon Party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Comet Parties or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article 6.

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Article 6

REPRESENTATIONS AND WARRANTIES

OF THE MOON PARTIES

Except (i) as set forth in the disclosure letter delivered to Comet by Moon at or prior to the execution hereof (the “Moon Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken, subject to Section 10.13, or (ii) as disclosed in the Moon Reports filed with the SEC after December 31, 2016 and prior to the date of this Agreement (excluding any disclosures in such Moon Reports in any risk factors section or in any section related to forward-looking statements), the Moon Parties, jointly and severally, represent and warrant to and, solely with respect to the second sentence of Section 6.13(a) and Section 6.27, agree with, the Comet Parties that:

Section 6.1 Organization; Good Standing and Qualification; Subsidiaries.

(a) Each of the Moon Parties is a legal entity duly organized, validly existing and, to the extent such concept exists in the relevant jurisdiction, in good standing under the laws of its respective jurisdiction of organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect, (i) each of the Moon Parties’ Subsidiaries is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and (ii) each of the Moon Parties and its Subsidiaries has all requisite corporate or similar power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Each of the Moon Parties and its Subsidiaries is, to the extent such concepts or similar concepts exist in the relevant jurisdiction, duly qualified to do business and in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect or to prevent, materially delay or materially impair the ability of Moon to perform its obligations under this Agreement or to consummate the Combination.

(b) Section 6.1(b) of the Moon Disclosure Letter lists each of Moon’s Subsidiaries and sets forth as to each (i) the type of entity, (ii) its jurisdiction of organization and (iii) its stockholders or other equity holders. Moon has made available to Comet prior to the date of this Agreement true and correct copies of the Organizational Documents of each of the Moon Parties and each of Moon’s material Subsidiaries, each as amended to date, and each as so made available is in full force and effect.

Section 6.2 Authorization, Validity and Enforceability.

(a) Each of the Moon Parties has all requisite corporate or similar power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to consummate the Combination and the other transactions contemplated hereby and thereby, subject in the case of the consummation of the Moon Stock Issuance to the Moon Stockholder Approval. The execution and delivery of this Agreement and the consummation by each of the Moon Parties of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of each of the Moon Parties, other than the Moon Stockholder Approval. This Agreement has been duly executed and delivered by each of the Moon Parties and constitutes the valid and legally binding obligation of each of the Moon Parties, enforceable against each of the Moon Parties, as applicable, in accordance with its terms.

(b) The Moon Board, at a meeting duly called and held on or prior to the date of this Agreement, has (i) determined that it is in the best interests of Moon and the stockholders of Moon to enter into this Agreement, (ii) adopted and approved this Agreement and Moon’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Moon Stock Issuance and Moon Articles Amendment, (iii) authorized officers of Moon, in Moon’s capacity as the sole stockholder, shareholder

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or member, as applicable, of each of Moon Bidco and U.S. Acquiror 1, to approve the Combination, and (iv) resolved to make the Moon Recommendation, subject to Section 7.6(c) and Section 7.6(f).

(c) The Moon Bidco Board, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of Moon Bidco and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Moon Bidco’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Moon, as the sole shareholder of Moon Bidco, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein, by written consent.

(d) The sole member of U.S. Acquiror 1, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of U.S. Acquiror 1 to enter into this Agreement and (ii) approved this Agreement and U.S. Acquiror 1’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Moon, as the sole member of U.S. Acquiror 1, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein, by written consent.

(e) The sole member of U.S. Acquiror 2, acting by unanimous written consent in lieu of holding a meeting, (i) determined that it is in the best interests of U.S. Acquiror 2 to enter into this Agreement and (ii) approved this Agreement and U.S. Acquiror 2’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. U.S. Acquiror 1, as the sole member of U.S. Acquiror 2, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein, by written consent.

Section 6.3 Capitalization.

(a) The authorized capital stock of Moon consists of 400,000,000 shares of Moon Common Stock and 25,000,000 shares of preferred stock, par value $1.00 per share (“Moon Preferred Stock”). As of December 15, 2017, there were (i) 284,026,820 outstanding shares of Moon Common Stock and 8,499,021 shares of Moon Common Stock held in the treasury of Moon, (ii) 5,533,629 shares of Moon Common Stock reserved for issuance under employee benefits or stock and incentive plans of Moon, (iii) no shares of Moon Preferred Stock issued or outstanding, (iv) 5,073,877 shares of Moon Common Stock reserved for issuance under outstanding restricted stock unit awards (“Moon Restricted Stock Unit Awards”) granted under Moon’s equity incentive plans (collectively, the “Moon Stock Plan”), (v) 3,592,994 shares of Moon Common Stock reserved for issuance under performance-based restricted stock unit awards, including performance units and performance shares, granted under any Moon Stock Plan (“Moon Performance Unit Awards”), (vi) 1,635,622 shares of Moon Common Stock reserved for issuance under all options to acquire shares of Moon Common Stock (“Moon Options”) and (vii) no other shares of capital stock or other voting securities of Moon were issued, reserved for issuance or outstanding. From such date through the date of this Agreement, Moon has not issued any shares of capital stock or voting securities of, or other equity interests in, Moon, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, Moon, other than Moon Common Stock issued pursuant to the exercise of Moon Options or settlement of Moon Restricted Stock Unit Awards or Moon Performance Unit Awards outstanding on such date. The shares of Moon Common Stock to be issued in connection with the Combination, when issued in accordance with this Agreement, will be duly authorized and validly issued and will be fully paid and nonassessable. There are (1) no outstanding options, warrants or other rights to acquire from Moon any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for, capital stock, voting securities or ownership interests in, Moon and (2) no outstanding preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of Moon, obligating Moon to issue, transfer or sell any capital stock, voting securities or other ownership interests

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in, or any securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in, Moon or obligating Moon to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment. Except as required by the terms of any Moon Options, Moon Restricted Stock Unit Awards or Moon Performance Unit Awards outstanding as of the date of this Agreement or issued as permitted by Section 7.2, there are no outstanding obligations of Moon or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Moon Common Stock or other Moon securities. All of the issued and outstanding shares of Moon Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(b) All of the outstanding capital stock of, or other ownership interests in, each Subsidiary of Moon have been validly issued and are fully paid and nonassessable and are owned by Moon, directly or indirectly, free and clear of all Liens (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) other than Permitted Liens.

(c) Except for the Moon Options, Moon Restricted Stock Unit Awards and Moon Performance Unit Awards, there are outstanding (i) no securities of Moon or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of Moon, (ii) no options, warrants or other rights to which Moon or any of its Subsidiaries is a party or is otherwise bound to acquire from Moon or any of its Subsidiaries any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Moon and (iii) except as provided by applicable Law, no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Subsidiary of Moon, obligating Moon or any of its Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Moon or obligating Moon or any Subsidiary of Moon to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment.

(d) Except for the capital stock or other voting securities or ownership interests in any Subsidiary of Moon, neither Moon nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Person (including Comet Common Stock).

(e) No Subsidiary of Moon owns any shares of Moon capital stock.

Section 6.4 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not and would not reasonably be expected to have a Moon Material Adverse Effect:

(a) Neither Moon nor any of its Subsidiaries is in violation of any applicable Laws, and no claim is pending or, to the knowledge of Moon, threatened with respect to any such matters.

(b) Moon and each Subsidiary of Moon hold all Permits necessary for the conduct of their respective businesses (the “Moon Permits”). All Moon Permits are in full force and effect and there exists no default thereunder or breach thereof, and Moon has no notice or knowledge that such Moon Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Moon, threatened to give, any action to terminate, cancel or reform any Moon Permit.

(c) Moon and each Subsidiary of Moon possess all Permits required for the present ownership and operation of all its and its Subsidiaries’ assets. There exists no default or breach with respect to, and no Person or Governmental Entity has taken or, to the knowledge of Moon, threatened to take, any action to terminate, cancel or reform any such Permits.

This Section 6.4 does not relate to Tax matters, employee benefits matters, labor matters, environmental matters, intellectual property matters, export control or trade matters or the Foreign Corrupt Practices Act, which are the subjects of Section 6.11, 6.12, 6.13, 6.15, 6.16, 6.22 and 6.23, respectively.

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Section 6.5 No Conflict.

(a) Neither the execution, delivery and performance by the Moon Parties of this Agreement nor the consummation by any of the Moon Parties of the Combination and the other transactions contemplated by this Agreement in accordance with the terms hereof will, (i) subject to the receipt of the Moon Stockholder Approval, conflict with, contravene or result in a violation of any provision of the Organizational Documents of any of the Moon Parties, (ii) violate, contravene or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the suspension, termination or cancellation, or in a right of suspension, termination or cancellation of, or give rise to a right of purchase or a right of additional payment under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Moon or any of its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Moon or any of its Subsidiaries under, any of the terms, conditions or provisions of, any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Moon or any of its Subsidiaries is a party, or (iii) subject to the filings, approvals and other matters referred to in Section 6.5(b), contravene or conflict with or constitute a violation of any provision of any applicable Law, except, in the case of matters described in clause (ii) or (iii), as do not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect or to prevent, materially delay or materially impair the ability of Moon to perform its obligations under this Agreement or to consummate the Combination.

(b) Other than those required under or in relation to (i) rules and regulations of the NYSE, (ii) the HSR Act and such applicable competition, antitrust or premerger notification Laws of any 8.1(a) Jurisdiction or 8.1(f) Jurisdiction, (iii) the Securities Act, (iv) the Exchange Act, (v) state securities or “Blue Sky” laws and (vi) other Governmental Entities having jurisdiction over the Combination set forth in Section 6.5 of the Moon Disclosure Letter, neither the execution, delivery or performance by the Moon Parties of this Agreement, nor the consummation by any of the Moon Parties of the Combination and the other transactions contemplated by this Agreement in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Entity, except for any consent, approval, qualification or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not reasonably be expected to have a Moon Material Adverse Effect.

(c) This Agreement, the Combination and the transactions contemplated hereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under the terms of any Moon Material Contract or any material Moon Permit.

Section 6.6 SEC Documents; Financial Statements.

(a) Moon has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the SEC since January 1, 2015 (collectively, the “Moon Reports”). Moon has made available to Comet copies of all material comment letters from the SEC and Moon’s responses thereto since January 1, 2015 through the date of this Agreement that are not otherwise publicly available. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Moon Reports. As of the date of this Agreement, no Subsidiary of Moon is required to file any registration statement, prospectus, report, schedule, form, statement or any other document with the SEC. No Subsidiary of Moon is, or since January 1, 2016 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, if amended, as of the date of such amendment), the Moon Reports complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and complied in all material respects with the applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the Moon Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b) Each of the consolidated balance sheets included in or incorporated by reference into the Moon Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of Moon and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Moon Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Moon and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited statements, to (i) such exceptions as may be permitted by Form 10-Q of the SEC, (ii) normal year-end audit adjustments which have not been and are not expected to be material and (iii) any other adjustments stated therein or in the notes thereto).

(c) There are no liabilities or obligations of Moon or any of its Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be disclosed) that would be required to be reflected on, or reserved against in, a balance sheet of Moon or in the notes thereto prepared in accordance with GAAP, other than liabilities or obligations to the extent (i) reflected or reserved against on the consolidated balance sheet of Moon or readily apparent in the notes thereto, in each case included in Moon’s annual report on Form 10-K for the year ended December 31, 2016 or Moon’s quarterly report on Form 10-Q for the period ended September 30, 2017, (ii) liabilities or obligations incurred in the ordinary course of business since September 30, 2017, (iii) obligations or liabilities arising in connection with the transactions contemplated by this Agreement or (iv) liabilities or obligations which do not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect.

(d) Neither Moon nor any of Moon’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) Since September 30, 2017, through the date of this Agreement, neither Moon nor any of its Subsidiaries has incurred any indebtedness for borrowed money except in the ordinary course of business consistent with past practice, excluding intercompany indebtedness among Moon and its wholly owned Subsidiaries.

Section 6.7 Controls and Procedures.

(a) Except as would not reasonably be expected to have a Moon Material Adverse Effect, Moon is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(b) Each of the principal executive officer and the principal financial officer of Moon (or each former principal executive officer and former principal financial officer of Moon, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to the Moon Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Moon has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act, and (ii) disclosed, based on its most recent evaluation and knowledge, to its auditors and the audit committee of the Moon Board (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.

(d) Moon’s management, with the participation of Moon’s principal executive and financial officers, has completed an assessment of the effectiveness of Moon’s internal control over financial reporting in compliance

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with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2016, and such assessment concluded that such internal control was effective based on the framework in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Section 6.8 Information Supplied.

(a) None of the information supplied or to be supplied by the Moon Parties for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to Moon stockholders or Comet shareholders or at the time of the Moon Stockholders Meeting or the Comet Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Exchange Offer Documents will, on the date first filed with the SEC and on the date first published, sent or given to the Comet Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (iv) the Schedule 14D-9 will, on the date first filed with the SEC and on the date first published, sent or given to the Comet Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Form S-4 (including the Proxy Statement/Prospectus) and the Exchange Offer Documents will comply as to form in all material respects with the applicable provisions of the Exchange Act, subject, in the case of the portions supplied by the Comet Parties, to the accuracy of the last sentence of Section 5.8(a).

(b) Notwithstanding the foregoing provisions of this Section 6.8, no representation or warranty is made by the Moon Parties with respect to statements made or incorporated by reference in the Form S-4, the Proxy Statement/Prospectus or the Exchange Offer Documents based on information supplied by the Comet Parties for inclusion or incorporation by reference therein.

Section 6.9 Litigation. There are no Proceedings pending or, to the knowledge of Moon, threatened against Moon or any of its Subsidiaries, or any director, officer or employee of Moon or any of its Subsidiaries or other Affiliates, in each case, for whom Moon or any of its Subsidiaries may be liable, or Orders relating thereto, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Moon Material Adverse Effect. None of Moon or any of its Subsidiaries, or any director, officer or employee of Moon or any of its Subsidiaries or other Affiliates, in each case, for whom Moon or any of its Subsidiaries may be liable, is a party to or subject to the provisions of any Order which would, individually or in the aggregate, reasonably be expected to result in a Moon Material Adverse Effect. This Section 6.9 does not relate to Tax matters, employee benefits matters, labor matters, environmental matters, intellectual property matters, export control or trade matters or the Foreign Corrupt Practices Act, which are the subjects of Sections 6.11, 6.12, 6.13, 6.15, 6.16, 6.22 and 6.23, respectively.

Section 6.10 Absence of Certain Changes. Since December 31, 2016, there has not been any Moon Material Adverse Effect or any event, occurrence, change, discovery or development of a state of circumstances or facts which would, individually or in the aggregate, reasonably be expected to result in a Moon Material Adverse Effect or to prevent, materially delay or materially impair the ability of Moon to perform its obligations under this Agreement or to consummate the Combination. Since December 31, 2016 and prior to the execution and delivery hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of Moon and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business.

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Section 6.11 Taxes. Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect:

(a) (i) all Returns by or with respect to Moon or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that includes Moon or any of its Subsidiaries) have been properly filed on a timely basis (taking into account any valid extensions of time within which to file) with the appropriate Governmental Entities, and all such Returns are true, complete and accurate and (ii) all Taxes required to be paid by Moon or any of its Subsidiaries (whether or not shown on any Return) have been duly paid, and all Taxes that Moon or any of its Subsidiaries are obligated to withhold from amounts payable to any employee, creditor, shareholder or other third party have been duly withheld and deposited, in each case in full and on a timely basis, except, in each case of clause (i) and (ii), with respect to matters contested in good faith or adequately reserved for, in accordance with GAAP, in the consolidated balance sheets included in the Moon Reports;

(b) no audits or other Proceedings are pending with regard to any Taxes or Returns of Moon or any of its Subsidiaries;

(c) no Governmental Entity is asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes of Moon or any of its Subsidiaries which have not been fully paid or finally settled or adequately reserved for, in accordance with GAAP, in the consolidated balance sheets included in the Moon Reports;

(d) neither Moon nor any of its Subsidiaries has any liability for Taxes of any Person (other than Taxes of Moon or its Subsidiaries) (A) under Treasury Regulation § 1.1502-6 or any similar provision of state, local, or non-U.S. Tax law, except for Taxes of the affiliated group of which Moon or any of its Subsidiaries is or was the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. Tax law, or (B) as a transferee, a successor, by contract or otherwise;

(e) neither Moon nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any income or franchise Tax Returns of Moon or any of its Subsidiaries;

(f) neither Moon nor any of its Subsidiaries (i) is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. Tax law, or (ii) has received or entered into (or has currently pending a request for) any private letter rulings, technical advice memoranda, or similar agreements or rulings from any taxing authority for any taxable year for which the statute of limitations has not expired;

(g) neither Moon nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of Moon and its Subsidiaries;

(h) neither Moon nor any of its Subsidiaries has participated in any “listed transaction,” within the meaning of Treasury Regulation § 1.6011-4(b);

(i) neither Moon nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date of this Agreement;

(j) there are no liens for Taxes (other than Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings) upon any of the assets of Moon or any of its Subsidiaries;

(k) to Moon’s knowledge, no claim has been made in the last three years by an authority in a jurisdiction where any of Moon or its Subsidiaries does not file income or franchise Tax Returns that Moon or any of its Subsidiaries is or may be subject to income or franchise taxation in that jurisdiction; and

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(l) there are no arrangements, events or circumstances that could give rise to Moon or any of its Subsidiaries being liable for the repayment of unlawful state aid within the meaning of article 107, paragraph 1 of the Treaty on the Functioning of the European Union in relation to any Taxes.

Section 6.12 Employee Benefit Plans.

(a) Section 6.12(a) of the Moon Disclosure Letter sets forth a list of all material Moon Benefit Plans. The term “Moon Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, retention, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Moon or any of its Subsidiaries, to which Moon or any of its Subsidiaries is a party or is required to provide benefits under applicable Law, but shall not include any “multiemployer plan” within the meaning of Section 3(37) of ERISA. With respect to each Moon Benefit Plan subject to the laws of the United States (each a “Moon U.S. Benefit Plan” and collectively, the “Moon U.S. Benefit Plans”) that is a material Moon Benefit Plan, Moon has made available to Comet a true and correct copy of (i) the most recent annual report (Form 5500) filed with the applicable Governmental Entity (with respect to Moon U.S. Benefit Plans for which Form 5500’s are filed), (ii) each such Moon U.S. Benefit Plan that has been reduced to writing and all amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to each such Moon U.S. Benefit Plan, (iv) the most recent summary plan description or other written explanation of each Moon U.S. Benefit Plan provided to participants, (v) the most recent actuarial report or valuation relating to a Moon U.S. Benefit Plan subject to Title IV of ERISA and (vi) the most recent determination letter or opinion letter, if any, issued by the IRS with respect to any Moon U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) With respect to each Moon U.S. Benefit Plan, except as does not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect:

(i) to the extent applicable, such Moon U.S. Benefit Plan complies and has complied with the requirements of ERISA, the Code, other applicable Law and with the operative documents for each such plan;

(ii) any Moon U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, as applicable, from the IRS;

(iii) there are no pending or, to the knowledge of Moon, threatened claims against or otherwise involving any Moon U.S. Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Moon U.S. Benefit Plan activities) is pending against or with respect to any such Moon U.S. Benefit Plan;

(iv) there are no pending audits or investigations by any Governmental Entity involving any Moon U.S. Benefit Plan;

(v) all contributions required to be made as of the date of this Agreement to Moon U.S. Benefit Plans have been made or provided for;

(vi) Moon has not engaged in a transaction with respect to any Moon U.S. Benefit Plan for which it would reasonably be expected to be subject (either directly or indirectly) to a liability for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code;

(vii) since January 1, 2005, each nonqualified deferred compensation plan or arrangement has been maintained in good faith operational compliance with Section 409A of the Code and, as of December 31, 2008, each nonqualified deferred compensation plan or arrangement is in documentary compliance with Section 409A of the Code, except for such noncompliance that may be corrected under IRS Notice 2008-113 or IRS Notice 2010-6 (without material liability to Moon);

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(viii) with respect to Moon U.S. Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the date of this Agreement by Moon, any of its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Moon or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (a “Moon ERISA Affiliate”), (A) neither Moon nor any Moon ERISA Affiliate has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom which remains unsatisfied, (B) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (C) since January 1, 2013, there has been no “reportable event,” as that term is defined in Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, and (D) the minimum funding standards of Section 412 of the Code have been satisfied and there are no restrictions on the payment or accrual of benefits under Section 436 of the Code and such plan is not in “at risk” status for the current plan year under Section 430(i) of the Code;

(ix) all individuals who performed any compensatory services for Moon or any Subsidiary of Moon, whether as an employee, independent contractor or “leased employee” (as defined in Section 414(n) of the Code) are, and have been, properly classified for purposes of withholding Taxes and eligibility to participate in, and coverage under, any Moon U.S. Benefit Plan;

(x) neither Moon nor any of its Subsidiaries nor any Moon ERISA Affiliate contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer welfare association” within the meaning of Section 3(40) of ERISA or a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code; and

(xi) neither Moon nor any Moon ERISA Affiliate has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination of or withdrawal from a “multiemployer plan” within the meaning of Section 3(37) of ERISA, which remains unsatisfied.

(c) Except as provided in Section 6.12(c) of the Moon Disclosure Letter, no Moon U.S. Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Moon or any Subsidiary of Moon for periods extending beyond their retirement date or other termination of service other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). Except as would not have, individually or in the aggregate, a Moon Material Adverse Effect, each Moon U.S. Benefit Plan which provides post-employment medical, surgical, hospitalization, death or similar benefits as of the date hereof may be unilaterally amended or terminated by Moon without material liability, except as to claims incurred prior to amendment or termination.

(d) Except as provided in Section 6.12(d) of the Moon Disclosure Letter, the execution and delivery of this Agreement, and the consummation of the Combination and the other transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment becoming due to any employee, former employee or group of employees or former employees, of Moon or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Moon Benefit Plans, (iii) result in the acceleration of the time of payment or vesting of any such benefits or (iv) result in the incurrence or acceleration of any other obligation related to the Moon Benefit Plans or to any employee, former employee or group of employees or former employees, including the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(e) With respect to each Moon Benefit Plan that is not a Moon U.S. Benefit Plan (each a “Moon Foreign Benefit Plan” and collectively, the “Moon Foreign Benefit Plans”), except as would not have, individually or in the aggregate, a Moon Material Adverse Effect, (i) each such Moon Foreign Benefit Plan is in material compliance with all applicable Laws and has been operated in accordance with its terms, (ii) all contributions

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required to have been made under such Moon Foreign Benefit Plans have been timely made and all liabilities thereunder have been properly accrued on the most recent financial statements of Moon and its Subsidiaries and (iii) each Moon Foreign Benefit Plan that is intended to or required by Law to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. Moon has made available to Comet a true and correct copy of each material Moon Foreign Benefit Plan in effect on the date hereof.

Section 6.13 Labor Matters.

(a) Section 6.13(a) of the Moon Disclosure Letter sets forth a list of each Labor Agreement to which Moon or any of its Subsidiaries is a party to, or is bound by, that covers employees of Moon and its Subsidiaries in the United States. No later than the thirtieth (30th) day following the date hereof, Moon shall provide Comet with a list of each Labor Agreement to which Moon or any of its Subsidiaries is a party to, or is bound by, that covers employees of Moon and its Subsidiaries primarily located outside of the United States. To the knowledge of Moon, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened in the United States.

(b) Except for such matters as do not and would not reasonably be expected to have a Moon Material Adverse Effect, (i) Moon and its Subsidiaries have complied with all applicable Laws respecting the employment of labor; (ii) neither Moon nor any Subsidiary of Moon has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any violation of any applicable Law with respect to the employment of individuals by, or the employment practices of, Moon or any Subsidiary of Moon or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses; (iii) there are no unfair labor practice charges or other employee related complaints against Moon or any Subsidiary of Moon pending or, to the knowledge of Moon, threatened, before any Governmental Entity by or concerning the employees working in their respective businesses; and (iv) there are no labor strikes, slowdowns, stoppages, walkouts, lockouts or other labor-related disputes pending or, to the knowledge of Moon, threatened against or affecting Moon or any of its Subsidiaries; and (v) there are no pending or, to the knowledge of Moon, threatened employment-related lawsuits or administrative charges or arbitration proceedings against or involving Moon or any of its Subsidiaries brought or filed with any Governmental Entity.

Section 6.14 Properties.

(a) Section 6.14(a) of the Moon Disclosure Letter sets forth an accurate and complete list of (i) all property owned in fee by Moon or any of its Subsidiaries (the “Moon Owned Real Properties”) and (ii) all property leased, subleased, licensed or held or used under any similar occupancy or use agreement by Moon or any of its Subsidiaries (the “Moon Leased Real Properties”), together with the lease or other agreements creating such Moon Leased Real Properties (the “Moon Leases”). The Moon Owned Real Properties and the Moon Leased Real Properties (collectively, the “Moon Real Property”) constitute all of the real property interests owned or leased by Moon and its Subsidiaries.

(b) Except as do not and would not, individually or in the aggregate, reasonably be expected to have a Moon Material Adverse Effect, (i) each of Moon and its Subsidiaries has good and marketable title to the Moon Owned Real Properties and a good, valid and subsisting leasehold or, as applicable, other contractual interest in the Moon Leased Real Properties, and there are no outstanding options or rights of first refusal to purchase any of the Moon Real Property or any interest therein; (ii) all such Moon Real Property is free and clear of all Liens (other than Permitted Liens); and (iii) with respect to the Moon Leased Real Properties, each of Moon and its Subsidiaries has complied with the terms of all the leases or other agreements creating such Moon Leased Real Properties (“Moon Leases”) to which it is a party and under which it is in occupancy, there is no uncured default by Moon or its applicable Subsidiary, and no circumstance has occurred that, with the passage of time or the giving of notice or both would constitute a default by Moon or its applicable Subsidiary, under the Moon Leases, no party to any Moon Lease other than Moon or its Subsidiaries is in material default of its obligations thereunder, and all such Moon Leases are in full force and effect.

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(c) Except as do not and would not, individually or in the aggregate, reasonably be expected to have a Moon Material Adverse Effect, Moon and its Subsidiaries have good and valid title to, or a valid and subsisting leasehold interest or other comparable contractual right in or relating to, all of the material personal properties and assets, tangible and intangible, that they purport to own or lease that are necessary for the conduct of their business as currently conducted, free and clear of all Liens except Permitted Liens. All personal properties and assets, tangible and intangible, and other assets owned by or leased to or by Moon and its Subsidiaries are sufficient for the uses to which they are being put, have been maintained and replaced from time to time substantially in accordance with prudent industry practice, except as is not and would not, individually or in the aggregate, reasonably be expected to have a Moon Material Adverse Effect.

Section 6.15 Environmental Matters. Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect:

(a) Moon and each of its Subsidiaries is, and has been in compliance with all Orders applicable to it and any applicable Law (including common law) related to (i) any exposure to or the release of Hazardous Materials, or (ii) Environmental Laws.

(b) Moon and each Subsidiary of Moon hold all Permits required under Environmental Laws for the conduct of their respective businesses (the “Moon Environmental Permits”). All Moon Environmental Permits are in full force and effect and there exists no default thereunder or breach thereof, and Moon has no notice or knowledge that such Moon Environmental Permits will not be renewed in the ordinary course. No Governmental Entity has given, or to the knowledge of Moon, threatened to give, any action to terminate, cancel or reform any Moon Environmental Permit.

(c) No Proceedings, governmental investigations or employee or third party claims are pending or, to the knowledge of Moon, threatened against Moon or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law.

(d) Neither Moon nor any of its Subsidiaries has received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law that remains unresolved. Neither Moon nor any of its Subsidiaries is subject to any outstanding consent decree or Order under any Environmental Law or relating to the cleanup of or other obligation with respect to any Hazardous Materials.

(e) There are no Hazardous Materials at, in, under or migrating to or from properties owned or leased by Moon or each Subsidiary that require response, removal or remediation under Environmental Laws.

(f) Neither Moon nor any of its Subsidiaries is subject to any liability under Environmental Laws for a Release of any Hazardous Materials on, under, from or to the property of any third Person.

(g) Neither Moon nor its Subsidiaries has been named as a defendant in any litigation, or has received written notice of noncompliance, violation, liability or potential liability from any Governmental Entity, based on exposure to Hazardous Materials, in each case that remains unresolved.

(h) Neither Moon nor any of its Subsidiaries has Released any Hazardous Materials into the environment in violation of Environmental Laws.

Section 6.16 Intellectual Property; Information Technology.

(a) Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect, Moon and its Subsidiaries own or possess adequate licenses or other valid rights to use all Intellectual Property Rights necessary for the conduct of their respective businesses as currently being conducted. There are no assertions or claims challenging the validity of any Intellectual Property Rights of Moon

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or any of its Subsidiaries that are reasonably expected to have, individually or in the aggregate, a Moon Material Adverse Effect. The conduct of Moon’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with, violate, or infringe any Intellectual Property Rights of a third party, except for any such claims that, individually or in the aggregate, do not and would not reasonably be expected to have a Moon Material Adverse Effect. No claims are pending or, to the knowledge of Moon, threatened that Moon or any of its Subsidiaries are infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Rights, except for any such claims that, individually or in the aggregate, do not and would not reasonably be expected to have a Moon Material Adverse Effect. To the knowledge of Moon, no Person is infringing, misappropriating or otherwise violating any of the Intellectual Property Rights owned by or licensed by or to Moon or any of its Subsidiaries except as do not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect. No Proceeding is pending or has been threatened by Moon or any of its Subsidiaries against any Person with regard to the ownership, use, infringement, misappropriation, violation, validity or enforceability of any Intellectual Property Rights, except as do not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect.

(b) Since January 1, 2015, there has been no failure, material substandard performance, breach of or unauthorized access to any IT Systems of Moon or any of its Subsidiaries that has caused any material disruption to the business of Moon or any of its Subsidiaries or, to the knowledge of Moon, resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by Moon or any of its Subsidiaries, in each case except as do not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect. Moon and its Subsidiaries have taken commercially reasonable measures to protect the integrity and security of their respective information technology systems and the data stored thereon from unauthorized use, access or modification by third Persons.

Section 6.17 Insurance . Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect, Moon and its Subsidiaries maintain insurance policies, including with respect to fire, liability, workers’ compensation, and title insurance, containing coverages in such amounts and against such losses as are customary in the industries in which Moon and its Subsidiaries operate on the date of this Agreement. Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect, (i) all such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are in full force and effect, and (ii) all premiums with respect thereto covering all periods up to and including the Closing Date have been (or, if not yet due as of the date of this Agreement, will prior to the Closing Date be) paid.

Section 6.18 No Brokers. None of the Moon Parties have entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Moon Parties, the Comet Parties or their respective Affiliates to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Combination and the other transactions contemplated by this Agreement, except as disclosed on Schedule 6.18.

Section 6.19 Opinion of Moon’s Financial Advisors. The Moon Board has received the opinions of Moon’s financial advisors, Goldman, Sachs & Co. LLC and Greenhill & Co., LLC, dated the date of this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Offer Ratio is fair, from a financial point of view, to Moon (a written copy of which opinions will be provided to Comet solely for informational purposes within two days after the later of the execution of this Agreement and the receipt thereof by the Moon Board).

Section 6.20 Vote Required. No vote of the holders of any class of equity securities of any of the Moon Parties is required for the execution and delivery of this Agreement or any other agreements and documents contemplated hereby to which any of the Moon Parties is a party, the performance by any Moon Party of its obligations hereunder and thereunder, or to consummate the Combination and the transactions contemplated

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hereunder and thereunder, except that (a) each of the Moon Authorized Capital Articles Amendment and the Moon Reverse Stock Split Articles Amendment requires, under Panamanian Law, approval at the Moon Stockholders Meeting by the affirmative vote of the holders of at least a majority of the outstanding shares of Moon Common Stock, and (b) the Moon Stock Issuance requires, under the rules of the NYSE, the affirmative vote of holders of at least a majority of the votes cast on the matter at the Moon Stockholders Meeting (the approvals of the Moon Authorized Capital Articles Amendment and Moon Stock Issuance, respectively, being referred to as the “Moon Stockholder Approval”). “Moon Authorized Capital Articles Amendment” means an amendment to Moon’s articles of incorporation to increase Moon’s authorized capital to 255,000,000 shares of Moon Common Stock, an amount sufficient to enable the Moon Stock Issuance, assuming the Moon Reverse Stock Split Articles Amendment is approved at the Moon Stockholders Meeting before the vote on the Moon Authorized Capital Articles Amendment; provided that if the Moon Reverse Stock Split Articles Amendment is not approved at the Moon Stockholders Meeting before the vote on the Moon Authorized Capital Articles Amendment, such amendment to Moon’s articles of incorporation shall be to increase Moon’s authorized capital to 765,000,000 shares of Moon Common Stock. “Moon Reverse Stock Split Articles Amendment” means an amendment to Moon’s articles of incorporation to effect a 3-to-1 reverse stock split (the “Moon Reverse Stock Split”) of the Moon Common Stock prior to the Effective Time. “Moon Stock Issuance” means the proposed issuance of shares of Moon Common Stock in the Exchange Offer and in connection with the Core Transactions (including the issuance of the Exchangeable Note and of Moon Common Stock issuable upon exchange thereof). Assuming approval of the Moon Reverse Stock Split Articles Amendment is obtained, such amendment may be included in the same amendment to Moon’s articles of incorporation as the Moon Authorized Capital Articles Amendment.

Section 6.21 Certain Contracts.

(a) Except as set forth in Section 6.21 of the Moon Disclosure Letter, neither Moon nor any of its Subsidiaries is a party to or bound by:

(i) any lease of real or personal property providing for annual rentals of $5 million or more;

(ii) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to Moon and its Subsidiaries, taken as a whole;

(iii) any Contract (other than among direct or indirect wholly owned Subsidiaries of Moon) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $10 million;

(iv) any executory Contract relating to the disposition or acquisition of material assets not in the ordinary course of business;

(v) any Contract that would be required to be filed as an exhibit to any Moon Report as of the date of this Agreement pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act and the Exchange Act;

(vi) any agreement or covenant restricting in any material respect the research, development, distribution, sale, supply, license or manufacturing of material products or services, or any agreement or covenant requiring Moon or any of its Subsidiaries to grant an exclusive right to a third party for the research, development, distribution, sale, supply, license or manufacturing of any material product or service;

(vii) any noncompetition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which Moon or its Subsidiaries may engage or the manner in which any of them may so engage in any business or (B) would reasonably be expected to so limit Moon or its Subsidiaries (including Comet and its Subsidiaries) after the Effective Time, other than pursuant to Contracts entered into in the ordinary course of business;

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(viii) any Contract with an affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(ix) any Contract that prohibits the payment of dividends or distributions in respect of capital stock of Moon, prohibits the pledging of the capital stock of Moon or any of its Subsidiaries or prohibits the issuance of guarantees by Moon or any of its Subsidiaries;

(x) any agreement or covenant containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than Moon or any of its Subsidiaries;

(xi) any U.S. Government Contract or any subcontract under a U.S. Government Contract that remains executory in whole or in part (with appropriate identification of any such Contracts that are prime contracts with the U.S. government or any department or subdivision thereof, and any related security clearances, indicated in Section 6.21 of the Moon Disclosure Letter); and

(xii) any Contract that contains a put, call or similar right pursuant to which Moon or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person that have a fair market value or purchase price of more than $5 million or any other assets that have a fair market value or purchase price of more than $25 million (the Contracts described in clauses (i)–(xii), together with all exhibits and schedules to such Contracts, being the “Moon Material Contracts”).

(b) As of the date hereof, Moon has delivered, or made available, to Comet a true and complete copy of each Moon Material Contract (subject to applicable confidentiality restrictions). Except as does not and would not reasonably be expected to have a Moon Material Adverse Effect, each such Moon Material Contract is a valid and binding agreement of Moon or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither Moon nor any of its Subsidiaries nor, to the knowledge of Moon, any other party thereto is in default or breach under the terms of any such Moon Material Contract.

Section 6.22 Export Controls and Trade Sanctions. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Moon Material Adverse Effect:

(a) Since January 1, 2015, Moon and its Subsidiaries and any director, officer, employee, agent or other person acting on behalf of Moon or any of its Subsidiaries have complied with all statutory and regulatory requirements relating to export controls and trade sanctions under applicable Laws, including the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), Section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by OFAC, and any similar rules or regulations of the European Union or other jurisdiction. To the knowledge of Moon, none of the Moon Parties, nor any director, officer, employee, agent or other person acting on behalf of Moon or any of its Subsidiaries, have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

(b) Moon and its Subsidiaries and other Affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to promote compliance with applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology.

(c) No civil or criminal penalties have been imposed on any of the Moon Parties or any of their Subsidiaries or any director, officer, employee, agent or other person acting on behalf of Moon or any of its Subsidiaries with respect to violations of applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to the U.S. Government or any other Governmental Entity.

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(d) Neither the U.S. Government nor any other Governmental Entity has notified any of the Moon Parties or any of their Subsidiaries or any director, officer, employee, agent or other person acting on behalf of Moon or any of its Subsidiaries in writing since January 1, 2015 of any actual or alleged violation or breach of any applicable Laws relating to export controls or trade sanctions.

(e) To Moon’s knowledge, none of the Moon Parties nor their Subsidiaries or other Affiliates is undergoing, or since January 1, 2015, has undergone any internal or external audit, review, inspection, investigation, survey or examination of records relating to the export activities of any Moon Party or any of their Subsidiaries or other Affiliates that would, individually or in the aggregate, reasonably be expected to affect adversely its future export activity.

Section 6.23 Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Moon Material Adverse Effect:

(a) Moon and its Subsidiaries, directors, officers, employees, agents and other persons acting on behalf of Moon or any of its Subsidiaries have complied with the Foreign Corrupt Practices Act, and any other analogous anticorruption or antibribery laws. Except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other applicable Laws), none of the Moon Parties nor any of their Subsidiaries or other Affiliates, nor any of the directors, officers, employees, agents or other representatives of any of the foregoing acting on their behalf, have directly or indirectly (i) offered, authorized or used any funds of Moon or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) offered, authorized or made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Moon or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Moon or any of its Subsidiaries; (iv) made, promised or authorized any false or fraudulent entry on the books or records of Moon or any of its Subsidiaries; or (v) offered, authorized or made any unlawful bribe, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Moon or any of its Subsidiaries.

(b) Moon and its Subsidiaries and other Affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to promote compliance with the Foreign Corrupt Practices Act and any other analogous anticorruption and antibribery laws.

(c) No civil or criminal penalties have been imposed on any of the Moon Parties or any of their Subsidiaries or any director, officer, employee, agent or other person acting on behalf of Moon or any of its Subsidiaries with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws nor have any voluntary disclosures been submitted to the U.S. Government or any other Governmental Entity with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(d) To Moon’s knowledge, none of the Moon Parties nor any of their Subsidiaries or other Affiliates have been since January 1, 2015 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws. None of the Moon Parties nor any of their Subsidiaries or other Affiliates are participating in any investigation by a Governmental Entity relating to alleged violations by the Moon Parties or any of their Subsidiaries or other Affiliates of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(e) Neither the U.S. Government nor any other Governmental Entity has notified any of the Moon Parties or any of their Subsidiaries or other Affiliates in writing since January 1, 2014 of any actual or alleged violation or breach of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery law.

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Section 6.24 Charter Provisions; Takeover Laws; No Rights Plan. Moon has taken all action necessary to render any restrictions on business combinations in its Organizational Documents inapplicable to this Agreement, the Combination and the other transactions contemplated by this Agreement. No “fair price,” “moratorium,” “business combination” or “control share acquisition” statute or other similar statute or regulation is applicable to this Agreement, the Combination or the other transactions contemplated by this Agreement. Moon has not adopted a shareholder rights plan that is currently in effect.

Section 6.25 Moon Bidco. Moon owns all of the outstanding shares of capital stock of Moon Bidco. Moon Bidco has been organized solely for the purpose of effecting the Combination and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

Section 6.26 Financing.

(a) Section 6.26 of the Moon Disclosure Letter sets forth true, correct and complete copies of an executed debt commitment letter (including the exhibits thereto, the “Financing Commitment Letter”) and related (redacted to remove solely provisions related to fees and other economic terms, none of which could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financings) fee letter (the “Financing Fee Letter”), in each case dated as of the date hereof and including all exhibits, schedules, annexes and amendments to such letters in effect as of the date hereof (collectively, the “Financing Commitments”) pursuant to which, and subject only to the terms and conditions of which, each of the lenders identified therein (as such parties may be supplemented or amended, the “Lenders”) have severally committed to provide Moon with loans in the respective amounts described therein for the purposes set forth therein (the “Financings”).

(b) As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of each of Moon and, to the knowledge of Moon, the Lenders, subject in each case to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at law). As of the date hereof, the Financing Commitments have not been amended, restated or otherwise modified or waived, and the respective obligations and commitments contained in the Financing Commitments have not been withdrawn, rescinded, repudiated, amended, restated, terminated or otherwise modified in any respect prior to the execution and delivery of this Agreement. There are no conditions precedent or contingencies related to the funding of the full amount of the Financings pursuant to the Financing Commitments, other than as set forth in the Financing Commitment Letter and there are no side letters or other agreements, Contracts or arrangements relating to the funding of the full amount of the Financings other than the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or default on the part of Moon under the Financing Commitments or, to the knowledge of Moon, on the party of any other party to the Financing Commitments. As of the date hereof, Moon has no reason to believe that any of the conditions to the Financings will not be satisfied on a timely basis, or that the Financings will not be made available to Moon on the Closing Date in accordance with the terms of the Financing Commitments. As of the date hereof, no Lender has notified Moon of its intention to terminate its obligations under the Financing Commitments or to not provide the Financings.

(c) Assuming that the Financings are funded in accordance with the terms of the Financing Commitments, the net proceeds from the Financings, taken together with cash on hand, will provide Moon with funds at the Closing Date sufficient to refinance the Existing Debt and to pay all amounts contemplated by this Agreement to be paid by it, including to pay all fees and expenses required to be paid in connection

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with the consummation of the transactions contemplated hereby and under the Financing Commitments and to satisfy all of the other payment obligations of Moon contemplated hereunder and thereunder. Moon has paid in full all commitment and other fees and expenses required by the Financing Commitments to be paid on or prior to the date hereof.

Section 6.27 No Other Representations and Warranties. The Moon Parties acknowledge and agree that, except for the representations and warranties expressly set forth in Article 5, (a) the Comet Parties do not make, and have not made, any representations or warranties relating to themselves, their Subsidiaries or their businesses or otherwise in connection with the Combination and the Moon Parties are not relying on any representation or warranty of any of the Comet Parties except for those expressly set forth in this Agreement, (b) no person has been authorized by the Comet Parties to make any representation or warranty relating to themselves or their business or otherwise in connection with the Combination, and if made, such representation or warranty must not be relied upon by the Moon Parties as having been authorized by such Comet Party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Moon Parties or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article 5.

Article 7

COVENANTS

Section 7.1 Conduct of Comet’s Business.

(a) Comet covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time, unless Moon shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated by this Agreement (including Section 7.1 of the Comet Disclosure Letter), or as required by applicable Law, the business of Comet and its Subsidiaries shall be conducted in the ordinary course of business and, to the extent consistent therewith, Comet and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact, and maintain existing relations and goodwill with Governmental Entities, customers and suppliers; provided that no action by Comet or its Subsidiaries with respect to matters specifically addressed by Section 7.1(b) shall be deemed to be a breach of this sentence unless such action would constitute a breach of Section 7.1(b).

(b) From the date of this Agreement until the Effective Time, except (A) as otherwise expressly contemplated by this Agreement, (B) as Moon may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as set forth in Section 7.1 of the Comet Disclosure Letter, or (D) as required by applicable Law, Comet will not and will not permit any of its Subsidiaries to:

(i) amend or adopt any change in, or waive any provision of, its Organizational Documents;

(ii) merge or consolidate Comet or any of its Subsidiaries with any other Person, except as permitted under Section 7.1(b)(x) and except for any such transactions among wholly owned Subsidiaries of Comet;

(iii) adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Comet or any of its Subsidiaries, other than among Comet’s wholly owned Subsidiaries;

(iv) (A) authorize for issuance, issue or sell, pledge, dispose of or subject to any Lien or agree or commit to any of the foregoing in respect of, any shares of beneficial interest or shares of any class of capital stock or other equity interest of Comet or any Subsidiary or any options, warrants, convertible securities, stock appreciation rights, performance units, bonus stock, “phantom” stock rights, redemption

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rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any such shares or any other equity interest, of Comet or any Subsidiary, other than (x) issuances of shares of Comet Common Stock upon the exercise or settlement of Comet Options, Comet Restricted Stock Unit Awards or Comet Performance Share Awards outstanding on the date of this Agreement or granted in accordance with this Agreement, as permitted under Section 7.1(b)(vii), and (y) in the case of any such pledge, disposition or Lien, to the extent required by the terms of any Existing Comet Debt; or (B) repurchase, redeem or otherwise acquire any securities or equity equivalents except in the ordinary course of business in connection with the exercise or settlement of Comet Restricted Stock Unit Awards, Comet Performance Share Awards or Comet Options, in each case, in order to satisfy withholding or exercise price obligations in accordance with the Comet Benefit Plans;

(v) declare, set aside, make or pay any dividend or other distribution or payment (whether in cash, equity interests or property or any combination thereof) with respect to any shares of beneficial interest or shares of any class of capital stock or other equity interests of Comet or any of its Subsidiaries, except for (1) dividends by any direct or indirect Subsidiary only to Comet or any wholly owned Subsidiary of Comet or (2) dividends or distributions required under the applicable Organizational Documents of such entity in effect on the date of this Agreement;

(vi) (1) adjust, reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interest of Comet or any of its Subsidiaries or securities convertible or exchangeable into or exercisable for any shares of capital stock or other equity interest of Comet or any of its Subsidiaries (except (A) for any adjustment, reclassifications, stock splits, repurchases, redemptions or other acquisitions by Comet or any of its wholly owned Subsidiaries of capital stock or equity interests of wholly owned Subsidiaries of Comet or (B) in the ordinary course of business in connection with the exercise or settlement of Comet Restricted Stock Unit Awards, Comet Performance Share Awards or Comet Options, in each case, in order to satisfy withholding or exercise price obligations in accordance with the Comet Benefit Plans, or (2) purchase or otherwise acquire, directly or indirectly, any of the capital stock of Moon or securities convertible or exchangeable into or exercisable for any shares of capital stock of Moon;

(vii) except to the extent required under any Comet Benefit Plan as in effect on the date of this Agreement or as required by applicable Law, (1) increase the compensation (including bonus opportunities) or fringe benefits of any of its directors, executive officers or employees (except in the ordinary course of business consistent with past practice with employees who are not parties to a change-in-control agreement), (2) grant any severance or termination pay, other than nominal severance to terminated employees, except in the ordinary course of business consistent with past practice, (3) make any new equity awards to any director, officer or employee, except in the ordinary course of business consistent with past practice, which equity awards shall comply with the requirements of Section 4.1(d) and provided that Comet shall grant Comet Restricted Stock Unit Awards in lieu of Comet Performance Share Awards, (4) enter into or amend any employment, consulting, change-in-control or severance agreement or arrangement with any of its present, former or future directors, executive officers, or employees, except as necessary to effectuate the provisions of this Agreement or, except with respect to employees party to a change-in-control agreement, in the ordinary course of business, (5) establish, adopt, enter into, freeze or amend in any material respect or terminate any Comet Benefit Plan or take any action to accelerate entitlement to benefits under any Comet Benefit Plan, in each such case, except as otherwise permitted pursuant to clauses (1), (2), (3) or (4) of this paragraph or as necessary to effectuate the provisions of this Agreement, provided that in no event may any tax gross-up or tax reimbursement feature be granted or made more favorable to any individual, (6) make any contribution to any Comet Benefit Plan, other than contributions required by applicable Law or in the ordinary course of business consistent with past practice, (7) pay, accrue or certify performance level achievements at levels in excess of actually achieved performance in respect of any component of an incentive-based award, or amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Comet Benefit Plan, except as required by the terms of the Comet Benefit Plans as in effect on the date of this Agreement or as necessary to effectuate the

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provisions of this Agreement, (8) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change-in-control agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement, (9) terminate the employment of any holder of a change-in-control agreement other than for “cause” (within the meaning of such agreement); or (10) execute, establish, adopt or amend, except in the ordinary course of business, any Labor Agreement;

(viii) redeem, purchase or otherwise acquire, directly or indirectly, any of Comet’s or any of its Subsidiaries’ capital stock, or make any commitment for any such action, other than pursuant to the Comet Benefit Plans and other than transactions between Comet and its wholly owned Subsidiaries and transactions among Comet’s wholly owned Subsidiaries;

(ix) sell, lease, license, subject to a Lien, encumber (including by the grant of any option thereon) or otherwise surrender, relinquish or dispose of any of the assets or properties of Comet or its Subsidiaries (including capital stock of Subsidiaries), except for (1) sales, leases, licenses or other dispositions of assets or properties with a fair market value not in excess of $5 million in respect of any one asset or property and not in excess of $25 million in the aggregate, (2) sales of surplus or obsolete equipment, (3) sales, leases, licenses or other transfers between Comet and its wholly owned Subsidiaries or between those Subsidiaries, (4) sales of inventory, products and services in the ordinary course of business consistent with past practice and (5) in the case of Liens, to the extent required by the terms of any Existing Comet Debt and other Permitted Liens;

(x) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets or properties of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case for consideration in excess of $25 million in respect of any one acquisition or for aggregate consideration for all such acquisitions in excess of $50 million;

(xi) enter into any joint venture, partnership or other similar arrangement or make any loan, capital contribution or advance to or investment in any other Person (in each case other than to or in Comet, any wholly owned Subsidiary of Comet or any joint venture, partnership or other similar arrangement existing as of the date hereof to the extent a capital contribution, advance or investment is required under the terms of any agreement relating thereto, as in effect on the date hereof), other than in the ordinary course of business consistent with past practice in an amount not exceeding $25 million individually or $50 million in the aggregate;

(xii) other than in the ordinary course of business consistent with past practice, sell, transfer or license to any Person, covenant not to sue regarding, or adversely amend or modify any rights to any material Intellectual Property Rights of Comet or any of its Subsidiaries;

(xiii) change its fiscal year or make any material changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or by applicable Law;

(xiv) except in the ordinary course of business consistent with past practice, (A) make or rescind any material election relating to Taxes, including material elections for any joint venture, partnership, limited liability company or other investment, (B) settle or compromise any material Proceeding relating to Taxes for an amount that materially exceeds the amount reserved, in accordance with GAAP, in the consolidated balance sheets included in the Comet Reports filed prior to the date hereof with respect thereto, (C) change any of its methods of reporting any material item for Tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, (D) change any annual tax accounting period, (E) surrender any right to claim any material Tax refund, or (F) file any materially amended Return;

(xv) settle or compromise any material Proceeding (excluding any audit, claim or other proceeding in respect of Taxes in accordance with Section 7.1(b)(xiv), and excluding claims of creditors, shareholders and any shareholder litigation relating to this Agreement, the Combination, including the Merger, or any other

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transaction contemplated by this Agreement or otherwise), enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any material Proceeding or waive, release or assign any rights or claims or provide security for amounts (net of any reasonably expected insurance or indemnification proceeds) greater than $50 million in the aggregate;

(xvi) create, incur or assume any Debt or guarantee any Debt of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of Comet or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except (1) indebtedness for borrowed money incurred under Comet’s or its Subsidiaries’ existing revolving credit facilities or other existing similar lines of credit in the ordinary course of business, (2) other Debt not to exceed $5 million in the aggregate, (3) intercompany Debt among Comet and its Subsidiaries in the ordinary course of business consistent with past practice, and (4) indebtedness incurred to repay or refinance other indebtedness that comes due; provided that (x) the aggregate principal amount of the refinanced indebtedness is not increased as a result of such refinancing, except in an amount necessary to cover fees and expenses incurred in connection with such refinancing and (y) such refinancing indebtedness is prepayable at the applicable borrower’s option upon reasonable advance notice without premium or penalty (other than customary LIBOR breakage);

(xvii) repurchase, repay, defease or pre-pay any Debt, except (1) repayments, including in respect of revolving credit facilities or other existing similar lines of credit, in the ordinary course of business or otherwise of due and payable amounts, (2) repayments of mortgage indebtedness secured by one or more real property assets of Comet or any of its Subsidiaries in accordance with their terms, as such loans become due and payable or payment of Debt in accordance with its terms or (3) repayments of indebtedness among Comet and its wholly owned Subsidiaries or by a Subsidiary of Comet to Comet or its wholly owned Subsidiaries;

(xviii) except as required by lenders under the terms of Existing Comet Debt, mortgage or pledge, or suffer to exist any Liens (other than Permitted Liens) on, any material asset or property, other than in the ordinary course of business consistent with past practice;

(xix) except for capital expenditures for items and in the amounts (other than immaterial changes) set forth in the capital budget included in Section 7.1(b)(xix) of the Comet Disclosure Letter, make, authorize or enter into any commitment for any capital expenditures in excess of $15 million in the aggregate;

(xx) other than in the ordinary course of business consistent with past practice and other than in connection with any matter to the extent such matter is permitted by any other clause of this Section 7.1(b), (1) materially modify, amend or terminate or waive any material rights under any Comet Material Contract, (2) enter into any successor agreement to an expiring Comet Specified Contract that changes the terms of such expiring Comet Specified Contract in a way that is materially adverse to Comet and its Subsidiaries or (3) enter into any new agreement that would constitute a Comet Specified Contract;

(xxi) enter into, renew or extend any agreements or arrangements that would reasonably be expected to, after the Effective Time, limit or restrict Moon or any of its Affiliates (other than Comet and its Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographic area during any period;

(xxii) unless not taking such actions would be inconsistent with the fiduciary duties of the Comet Boards under applicable Law (in their good faith opinion), release or permit the release of any Person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement to which Comet or any of its Subsidiaries is a party;

(xxiii) take any action that would, or would reasonably be expected to, (1) result in the failure of a condition set forth in Section 8.2, or (2) prevent, materially delay or materially impede the consummation of the Combination and the other transactions contemplated by this Agreement;

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(xxiv) take any action that would reasonably be expected to delay materially or adversely affect the ability of any of the Parties to obtain any consent, authorization, order or approval of any Governmental Entity or the expiration of any waiting period under applicable antitrust laws required to consummate the transactions contemplated by this Agreement; or

(xxv) agree or commit to do any of the foregoing.

Section 7.2 Conduct of Moon’s Business.

(a) Moon covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time, unless Comet shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated by this Agreement (including Section 7.2 of the Moon Disclosure Letter), or as required by applicable Law, the business of Moon and its Subsidiaries shall be conducted in the ordinary course of business and, to the extent consistent therewith, Moon and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact, and maintain existing relations and goodwill with Governmental Entities, customers and suppliers; provided that no action by Moon or its Subsidiaries with respect to matters specifically addressed by Section 7.2(b) shall be deemed to be a breach of this sentence unless such action would constitute a breach of Section 7.2(b).

(b) From the date of this Agreement until the Effective Time, except (A) as otherwise expressly contemplated by this Agreement, (B) as Comet may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as set forth in Section 7.2 of the Moon Disclosure Letter, or (D) as required by applicable Law, Moon will not and will not permit any of its Subsidiaries to:

(i) amend or adopt any change in, or waive any provision of, its Organizational Documents;

(ii) merge or consolidate Moon or any of its Subsidiaries with any other Person, except as permitted under Section 7.2(b)(x) and except for any such transactions among wholly owned Subsidiaries of Moon;

(iii) adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Moon or any of its Subsidiaries, other than among Moon’s wholly owned Subsidiaries;

(iv) (1) authorize for issuance, issue or sell, pledge, dispose of or subject to any Lien or agree or commit to any of the foregoing in respect of, any shares of beneficial interest or shares of any class of capital stock or other equity interest of Moon or any Subsidiary or any options, warrants, convertible securities, stock appreciation rights, performance units, bonus stock, “phantom” stock rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any such shares or any other equity interest, of Moon or any Subsidiary, other than (x) issuances of shares of Moon Common Stock upon the exercise or settlement of Moon Options, Moon Restricted Stock Unit Awards or moon Performance Unit Awards outstanding on the date of this Agreement granted in accordance with the terms of this Agreement, as permitted under Section 7.2(b)(vii), and (y) in the case of any such pledge, disposition or Lien, to the extent required by the terms of any Existing Moon Debt; or (2) repurchase, redeem or otherwise acquire any securities or equity equivalents except in the ordinary course of business in connection with the exercise or settlement of Moon Restricted Stock Unit Awards, Moon Performance Unit Awards or Moon Options, in each case, in order to satisfy withholding or exercise price obligations in accordance with the Moon Benefit Plans;

(v) declare, set aside, make or pay any dividend or other distribution or payment (whether in cash, equity interests or property or any combination thereof) with respect to any shares of beneficial interest or shares of any class of capital stock or other equity interests of Moon or any of its Subsidiaries, except for (1) dividends by any direct or indirect Subsidiary only to Moon or any wholly owned Subsidiary of Moon or (2) dividends or distributions required under the applicable Organizational Documents of such entity in effect on the date of this Agreement;

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(vi) (1) adjust, reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interest of Moon or any of its Subsidiaries or securities convertible or exchangeable into or exercisable for any shares of capital stock or other equity interest of Moon or any of its Subsidiaries (except (A) for any adjustment, reclassifications, stock splits, repurchases, redemptions or other acquisitions by Moon or any of its wholly owned Subsidiaries of capital stock or equity interests of wholly owned Subsidiaries of Moon or (B) in the ordinary course of business in connection with the exercise or settlement of Moon Restricted Stock Unit Awards, Moon Performance Unit Awards or Moon Options, in each case, in order to satisfy withholding or exercise price obligations in accordance with the Moon Benefit Plans, or (2) purchase or otherwise acquire, directly or indirectly, any of the capital stock of Comet or securities convertible or exchangeable into or exercisable for any shares of capital stock of Comet;

(vii) except to the extent required under any Moon Benefit Plan as in effect on the date of this Agreement or as required by applicable Law, (1) increase the compensation (including bonus opportunities) or fringe benefits of any of its directors, executive officers or employees (except in the ordinary course of business consistent with past practice with employees who are not parties to a change-in-control agreement), (2) grant any severance or termination pay, other than nominal severance to terminated employees, except in the ordinary course of business consistent with past practice, (3) make any new equity awards to any director, officer or employee, except in the ordinary course of business consistent with past practice, which equity awards shall provide that the consummation of the transactions contemplated by this Agreement will not result in a change-in-control acceleration either alone or in combination with any other event, (4) enter into or amend any employment, consulting, change-in-control or severance agreement or arrangement with any of its present, former or future directors, executive officers, or employees, except as necessary to effectuate the provisions of this Agreement or, except with respect to employees party to a change-in-control agreement, in the ordinary course of business, (5) establish, adopt, enter into, freeze or amend in any material respect or terminate any Moon Benefit Plan or take any action to accelerate entitlement to benefits under any Moon Benefit Plan, in each such case, except as otherwise permitted pursuant to clauses (1), (2), (3) or (4) of this paragraph or as necessary to effectuate the provisions of this Agreement, provided that in no event may any tax gross-up or tax reimbursement feature be granted or made more favorable to any individual, (6) make any contribution to any Moon Benefit Plan, other than contributions required by applicable Law or in the ordinary course of business consistent with past practice, (7) pay, accrue or certify performance level achievements at levels in excess of actually achieved performance in respect of any component of an incentive-based award, or amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Moon Benefit Plan, except as required by the terms of the Moon Benefit Plans as in effect on the date of this Agreement or as necessary to effectuate the provisions of this Agreement, (8) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change-in-control agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement, (9) terminate the employment of any holder of a change-in-control agreement other than for “cause” (within the meaning of such agreement); or (10) execute, establish, adopt or amend, except in the ordinary course of business, any Labor Agreement;

(viii) redeem, purchase or otherwise acquire, directly or indirectly, any of Moon’s or any of its Subsidiaries’ capital stock, or make any commitment for any such action, other than pursuant to the Moon Benefit Plans and other than transactions between Moon and its wholly owned Subsidiaries and transactions among Moon’s wholly owned Subsidiaries;

(ix) sell, lease, license, subject to a Lien, encumber (including by the grant of any option thereon) or otherwise surrender, relinquish or dispose of any of the assets or properties of Moon or its Subsidiaries (including capital stock of Subsidiaries), except for (1) sales, leases, licenses or other dispositions of assets or properties with a fair market value not in excess of $5 million in respect of any one asset or property and not in excess of $25 million in the aggregate, (2) sales of surplus or obsolete equipment, (3) sales, leases, licenses or other transfers between Moon and its wholly owned Subsidiaries or between those Subsidiaries,

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(4) sales of inventory, products and services in the ordinary course of business consistent with past practice and (5) in the case of Liens, to the extent required by the terms of any Existing Moon Debt and other Permitted Liens;

(x) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets or properties of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case for consideration in excess of $25 million in respect of any one acquisition or for aggregate consideration for all such acquisitions in excess of $50 million;

(xi) enter into any joint venture, partnership or other similar arrangement or make any loan, capital contribution or advance to or investment in any other Person (in each case other than to or in Moon, any wholly owned Subsidiary of Moon or any joint venture, partnership or other similar arrangement existing as of the date hereof to the extent a capital contribution, advance or investment is required under the terms of any agreement relating thereto, as in effect on the date hereof), other than in the ordinary course of business consistent with past practice in an amount not exceeding $25 million individually or $50 million in the aggregate;

(xii) other than in the ordinary course of business consistent with past practice, sell, transfer or license to any Person, covenant not to sue regarding, or adversely amend or modify any rights to any material Intellectual Property Rights of Moon or any of its Subsidiaries;

(xiii) change its fiscal year or make any material changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or by applicable Law;

(xiv) except in the ordinary course of business consistent with past practice, (A) make or rescind any material election relating to Taxes, including material elections for any joint venture, partnership, limited liability company or other investment, (B) settle or compromise any material Proceeding relating to Taxes for an amount that materially exceeds the amount reserved, in accordance with GAAP, in the consolidated balance sheets included in the Moon Reports filed prior to the date hereof with respect thereto, (C) change any of its methods of reporting any material item for Tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, (D) change any annual tax accounting period, (E) surrender any right to claim any material Tax refund, or (F) file any materially amended Return;

(xv) settle or compromise any material Proceeding (excluding any audit, claim or other proceeding in respect of Taxes in accordance with Section 7.2(b)(xiv), and excluding claims of stockholders and any stockholder litigation relating to this Agreement, the Combination, or any other transaction contemplated by this Agreement or otherwise), enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any material Proceeding or waive, release or assign any rights or claims or provide security for amounts (net of any reasonably expected insurance or indemnification proceeds) greater than $50 million in the aggregate;

(xvi) create, incur or assume any Debt or guarantee any Debt of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of Moon or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except (1) indebtedness for borrowed money incurred under Moon’s or its Subsidiaries’ existing revolving credit facilities or other existing similar lines of credit in the ordinary course of business, (2) other Debt not to exceed $5 million in the aggregate, (3) intercompany Debt among Moon and its Subsidiaries in the ordinary course of business consistent with past practice, and (4) indebtedness incurred to repay or refinance other indebtedness that comes due; provided that (x) the aggregate principal amount of the refinanced indebtedness is not increased as a result of such refinancing, except in an amount necessary to cover fees and expenses incurred in connection with such refinancing and (y) such refinancing indebtedness is prepayable at the applicable borrower’s option upon reasonable advance notice without premium or penalty (other than customary LIBOR breakage);

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(xvii) repurchase, repay, defease or pre-pay any Debt, except (1) repayments, including in respect of revolving credit facilities or other existing similar lines of credit, in the ordinary course of business or otherwise of due and payable amounts, (2) repayments, of mortgage indebtedness secured by one or more real property assets of Moon or any of its Subsidiaries in accordance with their terms, as such loans become due and payable or payment of Debt in accordance with its terms or (3) repayments of indebtedness among Moon and its wholly owned Subsidiaries or by a Subsidiary of Moon to Moon or its wholly owned Subsidiaries;

(xviii) except as required by lenders under the terms of Existing Moon Debt, mortgage or pledge, or suffer to exist any Liens (other than Permitted Liens) on, any material asset or property, other than in the ordinary course of business consistent with past practice;

(xix) except for capital expenditures for items and in the amounts (other than immaterial changes) set forth in the capital budget included in Section 7.1(b)(xix) of the Moon Disclosure Letter, make, authorize or enter into any commitment for any capital expenditures in excess of $15 million in the aggregate;

(xx) other than in the ordinary course of business consistent with past practice and other than in connection with any matter to the extent such matter is permitted by any other clause of this Section 7.2(b), (1) materially modify, amend or terminate or waive any material rights under any Moon Material Contract, (2) enter into any successor agreement to an expiring Moon Specified Contract that changes the terms of such expiring Moon Specified Contract in a way that is materially adverse to Moon and its Subsidiaries or (3) enter into any new agreement that would constitute a Moon Specified Contract;

(xxi) enter into, renew or extend any agreements or arrangements that would reasonably be expected to, after the Effective Time, limit or restrict Comet or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area during any period;

(xxii) unless not taking such actions would be inconsistent with the fiduciary duties of the Moon Board under applicable Law (in its good faith opinion), release or permit the release of any Person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement to which Moon or any of its Subsidiaries is a party;

(xxiii) take any action that would, or would reasonably be expected to, (1) result in the failure of a condition set forth in Section 8.3, or (2) prevent, materially delay or materially impede the consummation of the Combination and the other transactions contemplated by this Agreement;

(xxiv) take any action that would reasonably be expected to delay materially or adversely affect the ability of any of the Parties to obtain any consent, authorization, order or approval of any Governmental Entity or the expiration of any waiting period under applicable antitrust laws required to consummate the transactions contemplated by this Agreement; or

(xxv) agree or commit to do any of the foregoing.

Section 7.3 Preparation of Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable following the date of this Agreement, Moon and Comet shall jointly prepare and cause to be filed with the SEC a joint proxy statement to be mailed to the stockholders or shareholders of each of Moon and Comet relating to the Moon Stockholders Meeting and the Comet Shareholders Meeting (together with any amendments or supplements thereto, and the Form S-4 of which it forms a part, the “Proxy Statement/Prospectus”), and Moon and Comet shall jointly prepare and Moon shall file with the SEC a registration statement on Form S-4 in connection with the issuance of the shares of Moon Common Stock in the Combination, the Comet Shareholders Meeting and the Moon Stockholders Meeting (with any amendments or supplements thereto, the “Form S-4”). The Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Form S-4 and the Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of

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Moon and Comet shall furnish all information concerning itself and its Affiliates to the other Parties, and provide such other assistance, as may be reasonably requested by the other Parties or their outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus.

(b) Each of Moon and Comet shall use reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable after the date of this Agreement and to keep the Form S-4 effective as long as is necessary to consummate the Exchange Offer and the other transactions contemplated hereby. Each of Moon and Comet shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement/Prospectus or any other parts of the Form S-4. Each of Moon and Comet shall use its reasonable best efforts to have the SEC advise Moon and Comet as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement/Prospectus or any other parts of the Form S-4.

(c) On the date of commencement of the Exchange Offer, Moon and Moon Bidco shall prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Exchange Offer, which Schedule TO shall contain as an exhibit the Proxy Statement/Prospectus constituting the offer to purchase and forms of the letter(s) of transmittal in customary form and other customary ancillary documents and instruments pursuant to which the Exchange Offer will be made (together with any supplements or amendments thereto, the “Exchange Offer Documents”). Moon and Moon Bidco will cause the Exchange Offer Documents to comply in all material respects with the applicable requirements of U.S. Federal securities laws. Moon and Moon Bidco will take all steps necessary to cause the Exchange Offer Documents to be disseminated to holders of shares of Comet Common Stock, as and to the extent required by applicable U.S. federal securities laws. Each of Moon and Moon Bidco and Comet shall promptly correct any information provided by it or on its behalf specifically for inclusion in the Exchange Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable law, and Moon and Moon Bidco shall take all steps necessary to amend or supplement the Exchange Offer Documents and to cause the Exchange Offer Documents as so amended and supplemented to be disseminated to holders of shares of Comet Common Stock, in each case as and to the extent required by applicable U.S. federal securities laws.

(d) On the date of the commencement of the Exchange Offer, concurrently with the filing of the Schedule TO, Comet shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Exchange Offer (together with all amendments and supplements thereto, the “Schedule 14D-9”) and disseminate the Schedule 14D-9, to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable laws, to the holders of shares of Comet Common Stock. Comet shall cause the Schedule 14D-9 to comply as to form in all material respects with the applicable requirements of U.S. federal securities laws.

(e) Each of Moon and Comet shall, as promptly as practicable after receipt thereof, provide the other Party copies of any written comments, and advise the other Party of any oral comments, received from the SEC with respect to the Proxy Statement/Prospectus, the Form S-4, the Exchange Offer Documents or the Schedule 14D-9 and shall provide the other Parties with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand. Each of Moon and Comet, as applicable, shall provide the other with a reasonable opportunity to review and comment on the Form S-4, the Exchange Offer Documents and the Schedule 14D-9 or any amendment or supplement to any of the foregoing and any communications with the SEC prior to filing such with the SEC, and will promptly provide Comet with a copy of all such filings and communications made with the SEC.

(f) Moon shall take any action required to be taken under any applicable state securities laws in connection with the issuance of Moon Common Stock in connection with the Combination, and Comet shall, as applicable, furnish all information concerning Comet as may be reasonably requested in connection with any such action. Moon shall advise Comet, promptly after it receives notice thereof, of the time when the Form S-4 has become

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effective, the issuance of any stop order, or the suspension of the qualification of the Moon Common Stock issuable in connection with the Combination for offering or sale in any jurisdiction, and Moon shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(g) If at any time prior to the making of the Liquidation Distribution any information relating to Moon or Comet, or any of their respective Affiliates, officers or directors, should be discovered by Moon or Comet which should be set forth in an amendment or supplement to any of the Form S-4, the Proxy Statement/Prospectus, the Exchange Offer Documents or the Schedule 14D-9 so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the stockholders or shareholders of Moon and Comet.

Section 7.4 Stockholders Meetings.

(a) Comet Shareholders Meeting. Comet shall (i) as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, duly call and give notice of a meeting of its shareholders (the “Comet Shareholders Meeting”) for the purpose of obtaining the Comet Shareholder Approval, (ii) use its reasonable best efforts to cause the Proxy Statement/Prospectus and any other appropriate materials for the Comet Shareholders Meeting (together with the Proxy Statement/Prospectus, the “Comet Shareholders Meeting Materials”) to be mailed to Comet’s shareholders, and (iii) hold the Comet Shareholders Meeting as soon as reasonably practicable, but not earlier than one month after the announcements and filings set out in Section 2.3(c)(iii) have been made.

(b) Comet Shareholders Meeting Resolutions. The Comet Shareholders Meeting shall be held to:

(i) provide information regarding the Combination;

(ii) adopt a resolution to amend the articles of association of Comet substantially in accordance with the draft of the amendment to the articles of association attached as Schedule 7.4(b)(ii) (Amendment to the Articles of Association of Comet) (the “Articles Amendment Resolution”), which shall become effective directly and shall be executed directly after the adoption of this resolution and prior to adopting any other resolution at the Comet Shareholders Meeting;

(iii) adopt resolutions to:

(A) enter into and effectuate the Merger in accordance with the Merger Proposal (the “Merger Resolution”);

(B) approve the Comet Technology Acquisition (to the extent required by applicable Law), and, subject to the Merger having been completed, approve the Share Sale as contemplated by the Share Sale Agreement (the “Sale Resolutions”); and

(C) effective as of the Share Sale Effective Time, approve the dissolution of Comet Newco and approve the appointment of Stichting Vereffening Comet Newco, as liquidator of Comet Newco (the “Liquidator”) and approve the appointment of an Affiliate of Moon Bidco as the custodian of the books and records of Comet Newco in accordance with Section 2:24 of the Dutch Code (the “Liquidation Resolutions”); and

(iv) adopt one or more resolutions effective upon the Effective Time to provide full and final discharge to each member of the Comet Boards for their acts of management or supervision, as applicable, up to the date of the Comet Shareholders Meeting; provided that no discharge shall be given to any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director (the “Discharge Resolutions” and together with the Merger Resolution, the Sale Resolutions and the Liquidation Resolutions, the “Comet Shareholders Meeting Resolutions”).

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(c) Coordination Regarding Comet Shareholders Meeting. Comet shall coordinate and cooperate with Moon and its Affiliates with respect to the convening materials and the timing of the Comet Shareholders Meeting and will otherwise comply with all legal requirements applicable to the Comet Shareholders Meeting. Comet may cancel and reconvene the Comet Shareholders Meeting, solely to the extent reasonably necessary (x) to ensure that any supplement or amendment of Comet Shareholders Meeting Materials that the Comet Boards, after consultation with outside counsel, reasonably determine is necessary to comply with applicable Law is made available to the Comet Shareholders in advance of the Comet Shareholders Meeting or (y) to solicit additional proxies in favor of the approvals set forth in Section 7.4(b) if, as of such time, insufficient proxies have been received to approve the Comet Shareholders Meeting Resolutions; provided, that, without the consent of Moon, Comet shall not cancel and reconvene the Comet Shareholders Meeting pursuant to this sentence on more than one occasion. In the event that the Comet Shareholders Meeting is cancelled and reconvened pursuant to the foregoing provision, Comet shall duly give notice of and reconvene the Comet Shareholders Meeting on a date scheduled by mutual agreement of Comet and Moon, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such cancellation; provided, further, that Comet shall in no event cancel and reconvene the Comet Shareholders Meeting to a date that is more than 30 days after the originally scheduled Comet Shareholders Meeting.

(d) Consummation of the Merger. If the Merger is not consummated within six months after the announcement of the filing of the Merger Proposal, Comet shall take all required steps in order to have the Merger Resolution replaced by a new resolution of the Comet general meeting to enter into and effectuate a merger in accordance with the terms of the Merger Proposal (which resolution shall then for all purposes of this Agreement be considered the Merger Resolution and which merger shall for all purposes of this Agreement be considered the Merger).

(e) Moon Stockholders Meeting. Moon shall (i) as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, duly call and give notice of a meeting of its stockholders (including any adjournment or postponement thereof, the “Moon Stockholders Meeting”) for the purpose of obtaining the Moon Stockholder Approval as soon as practicable after the Form S-4 is declared effective under the Securities Act, (ii) use its reasonable best efforts to cause the Proxy Statement/Prospectus and any other appropriate materials for the Moon Stockholders Meeting (together with the Proxy Statement, the “Moon Stockholders Meeting Materials”) to be mailed to Moon’s stockholders as soon as practicable after the Form S-4 is declared effective under the Securities Act, and (iii) convene and hold the Moon Stockholders Meeting as soon as reasonably practicable for the purpose of obtaining the Moon Stockholder Approval. Promptly following the receipt of the Moon Stockholder Approval, Moon shall file the Moon Articles Amendment with the Public Registry of the Republic of Panama.

(f) Coordination Regarding Moon Stockholders Meeting. Moon shall coordinate and cooperate with Comet and its Affiliates with respect to the timing of the Moon Stockholders Meeting and will otherwise comply with all legal requirements applicable to the Moon Stockholders Meeting. Once the Moon Stockholders Meeting has been called and noticed, Moon shall not postpone or adjourn the Moon Stockholders Meeting without the consent of Comet (which consent shall not be unreasonably withheld, conditioned or delayed), other than to the extent necessary (i) for the absence of a quorum or (ii) to solicit additional proxies if, on the date for which the Moon Stockholders Meeting is scheduled, Moon has not received proxies representing a sufficient number of shares of Moon Common Stock to obtain the Moon Stockholder Approval or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Moon Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Moon’s stockholders prior to the Moon Stockholders Meeting; provided that in the event that the Moon Stockholders Meeting is delayed to a date after the Termination Date as a result of the facts or circumstances as described in either clause (i), (ii), or (iii) of this sentence, then Comet may extend the Termination Date to the fifth Business Day immediately following such date.

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Section 7.5 No Solicitation by Comet.

(a) Except as permitted by this Section 7.5, Comet agrees that from and after the date of this Agreement, it shall (i) immediately cease and terminate, and cause all of its and its Subsidiaries’ respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, advisors, agents and other representatives (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to cease and terminate, any discussions or negotiations with any other Person (other than Moon or its Affiliates) regarding any Comet Acquisition Proposal, (ii) promptly request, and cause to be requested, that each Person that has received confidential information in connection with a possible Comet Acquisition Proposal within the last 12 months return to Comet or destroy all confidential information heretofore furnished to such Person by or on behalf of Comet or any of its Subsidiaries and promptly prohibit any access by any Person (other than Moon and its Representatives) to any physical or electronic data room relating to a possible Comet Acquisition Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement entered into or amended during the 12 months immediately preceding the date of this Agreement in respect of a proposed Comet Acquisition Proposal unless the Comet Boards conclude in good faith that a failure to take any action described in this clause (iii) would be inconsistent with the directors’ fiduciary obligations to Comet’s shareholders and other stakeholders under applicable Law. From and after the date of this Agreement, except as otherwise permitted by this Section 7.5 or Section 9.3(b), Comet shall not, directly or indirectly, nor shall Comet authorize or permit its Subsidiaries or its or their respective Representatives to, directly or indirectly, (i) take any action to solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Comet Acquisition Proposal (except to notify such Person of the existence of the provisions of this Section 7.5), (ii) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting, encouraging or facilitating a Comet Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement or stock exchange, or option agreement, relating to a Comet Acquisition Proposal (other than confidentiality agreements contemplated by this Section 7.5 or a definitive agreement entered into or to be entered into concurrently with a termination of this Agreement by Comet pursuant to Section 9.3(b)), or (iv) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Comet acknowledges and agrees that, in the event any officer, director or financial advisor of Comet takes any action that if taken by Comet would be a breach of this Section 7.5, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 7.5 by Comet. In furtherance of its obligations hereunder, to the extent that any of the Comet Parties has knowledge that any Representative of the Comet Parties has taken an action that, if taken by any of the Comet Parties, would violate the restrictions set forth in this Section 7.5, then such Comet Party shall promptly instruct such Representative to cease such action.

(b) Notwithstanding the provisions of Section 7.5(a), prior to (but not after) the occurrence of the Comet Shareholder Approval, Comet may, directly or indirectly through its Representatives, (i) furnish information and access, but only in response to an unsolicited Comet Acquisition Proposal that is submitted to Comet by a third Person after the date of this Agreement (for so long as such Comet Acquisition Proposal has not been withdrawn) and (ii) participate in discussions and negotiate with such Person concerning any such unsolicited Comet Acquisition Proposal, if and only if, (A) the submission of such Comet Acquisition Proposal did not result from or arise in connection with a breach of this Section 7.5 and (B) the Comet Boards conclude, after receipt of the advice of a financial advisor and outside legal counsel, that such Comet Acquisition Proposal is reasonably likely to result in a Comet Superior Proposal, and (iii) Comet receives from the Person making such Comet Acquisition Proposal an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are (without regard to the terms of such Comet Acquisition Proposal) in all material respects (A) no less favorable in the aggregate to Comet and (B) no less restrictive in the aggregate to the Person making such Comet Acquisition Proposal than those contained in the Confidentiality Agreement dated August 15, 2017 between Moon and

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Comet (the “Confidentiality Agreement”). Moon shall be entitled to receive an executed copy of any such confidentiality agreement and notification of the identity of such Person promptly (and in any event within 24 hours) after Comet’s entering into such discussions or negotiations or furnishing information to the Person making such Comet Acquisition Proposal or its Representatives. Comet shall promptly provide or make available to Moon any nonpublic information concerning Comet and any of its Subsidiaries that is provided to the Person making such Comet Acquisition Proposal or its Representatives which was not previously provided or made available to Moon.

(c) Except as expressly permitted by this Section 7.5(c), the Comet Boards shall make the Comet Recommendation, and unless permitted by this Section 7.5(c), neither the Comet Boards nor any committee thereof shall (i) (A) withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in any manner adverse to Moon or its Affiliates, the approval of this Agreement or the Comet Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Comet Acquisition Proposal, or (C) resolve, or publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Comet Change in Recommendation”) or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow Comet or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Comet Acquisition Proposal or that would require Comet to abandon, terminate or fail to consummate the Combination (other than a confidentiality agreement entered into in accordance with Section 7.5(b)) (a “Comet Acquisition Agreement”) or (iii) resolve, agree or publicly propose to do any of the foregoing. For purposes of this Agreement, a Comet Change in Recommendation shall include any approval, endorsement or recommendation (or public proposal to approve, endorse or recommend), by the Comet Boards or any committee thereof of a Comet Acquisition Proposal, but shall not include any notice provided to Moon with respect to such Comet Acquisition Proposal and Comet’s views thereof prior to any definitive Comet Change in Recommendation. Notwithstanding the foregoing but subject to Comet’s compliance with the provisions of Section 7.5(d), if the Comet Boards have determined in good faith, after consultation with its financial advisor and outside legal counsel, that a Comet Acquisition Proposal made after the date hereof that did not result from and was not proximately caused by a breach of any of the provisions of this Section 7.5 constitutes a Comet Superior Proposal, (i) the Comet Boards may make a Comet Change in Recommendation or (ii) Comet may terminate this Agreement, upon payment of the Comet Termination Fee in accordance with Section 9.5(a), in order to enter into any agreement, understanding or arrangement providing for a Comet Acquisition Proposal if all of the following conditions are met: (x) the Comet Shareholder Approval has not been obtained; (y) (1) Comet gives Moon written notice (a “Comet Superior Proposal Notice”) at least four Business Days prior to taking such action, which notice advises Moon of the intention of the Comet Boards to take such action and such notice specifies the material terms and conditions of such Comet Acquisition Proposal, identifies the Person making such Comet Acquisition Proposal and includes a copy of the proposed Comet Acquisition Agreement (if any) (provided that if there are any subsequent changes in the financial terms of such proposal, Comet will not take any such action prior to the second Business Day following a subsequent notice to Moon of such changes) (it being understood that there may be multiple extensions), (2) during a period of four Business Days following Moon’s receipt of a Comet Superior Proposal Notice (or, in the event of a new Comet Superior Proposal Notice as a result of any such amendment, an extension of two additional Business Days), if requested by Moon, Comet and its Representatives shall have negotiated with Moon and its Representatives in good faith to make such revisions or adjustments proposed by Moon to the terms and conditions of this Agreement as would cause such Comet Acquisition Proposal to no longer be a Comet Superior Proposal; and (z) if applicable, at the end of such applicable four- or two-Business Day period, the Comet Boards, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Moon, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding contract if accepted by Comet, continues to determine in good faith (after consultation with its outside counsel and financial advisors) that the Comet Acquisition Proposal constitutes a Comet Superior Proposal and that failure to make such Comet Change in Recommendation or to terminate this Agreement would be inconsistent with the directors’ exercise of

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their fiduciary obligations to Comet’s shareholders and other stakeholders under applicable Law; provided, however, that, unless this Agreement is terminated in accordance with the terms hereof, Comet shall nevertheless submit the resolutions subject to the Comet Shareholder Approval to the shareholders of Comet for the purpose of obtaining the Comet Shareholder Approval at the Comet Shareholders Meeting, and nothing contained herein shall be deemed to relieve Comet of such obligation, unless Moon otherwise requests Comet in writing or this Agreement shall have been terminated in accordance with its terms prior to the Comet Shareholders Meeting.

(d) In the event Comet receives a Comet Acquisition Proposal, any inquiry, proposal or indication of interest that would reasonably be expected to lead to a Comet Acquisition Proposal, any request for nonpublic information relating to Comet or any Comet Subsidiary or for access to the properties, books or records of Comet or any Comet Subsidiary by any Person that has made or, to the knowledge of Comet, would reasonably be expected to make, a Comet Acquisition Proposal, or any request for discussions or negotiations are sought to be initiated or continued with, Comet in respect of any Comet Acquisition Proposal, Comet will (i) as promptly as practicable (and in no event later than 48 hours after receipt of any such Comet Acquisition Proposal, inquiry, proposal, indication of interest or request) notify (which notice shall be provided orally and confirmed in writing and shall identify the Person making such Comet Acquisition Proposal or request and set forth the material terms thereof (including a copy of such Comet Acquisition Proposal), to the extent known) Moon thereof and (ii) keep Moon reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Comet Acquisition Proposal, inquiry, proposal, indication of interest or request.

(e) Subject to Moon’s rights under Article 9, nothing in this Section 7.5 shall prohibit either Comet Board from taking and disclosing to Comet’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law; provided, however, that no such disclosure that would amount to a Comet Change in Recommendation shall be permitted, made or taken other than in accordance with Section 7.5(c).

(f) Other than in connection with a Comet Acquisition Proposal, Comet may, at any time prior to, but not after, occurrence of the Comet Shareholder Approval, make a Comet Change in Recommendation in response to a Comet Intervening Event (a “Comet Intervening Event Change in Recommendation”) if the Comet Boards determine in good faith, after consulting with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Comet Boards to Comet’s shareholders and other stakeholders under applicable Law, provided that: (A) Moon shall have received written notice from Comet of Comet’s intention to make a Comet Intervening Event Change in Recommendation at least four Business Days prior to the taking of such action by Comet, which notice shall specify the applicable Comet Intervening Event in reasonable detail, (B) during such period and prior to making a Comet Intervening Event Change in Recommendation, if requested by Moon, Comet and its Representatives shall have negotiated in good faith with Moon and its Representatives regarding any revisions or adjustments proposed by Moon to the terms and conditions of this Agreement as would enable Comet to proceed with its recommendation of this Agreement and the Combination and not make such Comet Intervening Event Change in Recommendation and (C) Comet may make a Comet Intervening Event Change in Recommendation only if the Comet Boards, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Moon shall have, prior to the expiration of the four-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Comet, continue to determine in good faith that failure to make a Comet Intervening Event Change in Recommendation would be inconsistent with their fiduciary duties to Comet’s shareholders and other stakeholders under applicable Law.

(g) For purposes of this Agreement:

“Comet Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (i) direct or indirect acquisition or purchase of any business or assets of (A) Comet

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or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of Comet and its Subsidiaries, taken as a whole, or (B) all or substantially all of the business or assets of the CT Entities, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of Comet, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities of Comet, or (iv) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving Comet or any of its Subsidiaries whose business constitutes 15% or more of the net revenue, net income or assets of Comet and its Subsidiaries, taken as a whole.

“Comet Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (i) was not known to the Comet Boards as of the date of this Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable), but becomes known to a Comet Board prior to the Comet Shareholder Approval, and (ii) does not relate to (A) any Comet Acquisition Proposal or (B) clearance of the Combination under the HSR Act or any other Regulatory Law, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.8; provided, however, that (1) any change in the price or trading volume of Comet Common Stock or Moon Common Stock shall not be taken into account for purposes of determining whether a Comet Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Comet Intervening Event has occurred); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Moon or any of its Subsidiaries constitute a Comet Intervening Event unless such fact, circumstance, occurrence, event, development, change or condition or combination thereof constitutes a Moon Material Adverse Effect; and (3) Comet or Moon meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether a Comet Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Comet Intervening Event has occurred).

“Comet Superior Proposal” means any Comet Acquisition Proposal, substituting “75%” for “15%,” on terms that the Comet Boards determine in their good faith judgment (after taking into account all financial, legal, regulatory, timing, risk of consummation and other aspects of such Comet Acquisition Proposal and after consultation with its financial advisor and outside legal counsel) are substantially more favorable to Comet and its shareholders and other stakeholders than the Combination and the other transactions contemplated hereby (taking into account the likelihood of consummation on the terms so proposed and all such other factors as the Comet Boards deem relevant).

Section 7.6 No Solicitation by Moon.

(a) Except as permitted by this Section 7.6, Moon agrees that from and after the date of this Agreement, it shall (i) immediately cease and terminate, and cause all of its and its Subsidiaries’ Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Comet or its Affiliates) regarding any Moon Acquisition Proposal, (ii) promptly request, and cause to be requested, that each Person that has received confidential information in connection with a possible Moon Acquisition Proposal within the last 12 months return to Moon or destroy all confidential information heretofore furnished to such Person by or on behalf of Moon or any of its Subsidiaries and promptly prohibit any access by any Person (other than Comet and its Representatives) to any physical or electronic data room relating to a possible Moon Acquisition Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement entered into or amended during the 12 months immediately preceding the date of this Agreement in respect of a proposed Moon Acquisition Proposal unless the Moon Board concludes in good faith that a failure to take any action described in this clause (iii) would be inconsistent with the directors’ fiduciary obligations to Moon’s stockholders under applicable Law. From and after the date of this Agreement, except as otherwise permitted by this Section 7.6 and Section 9.3(b), Moon shall not, directly or indirectly, nor shall Moon authorize

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or permit its Subsidiaries or its or their respective Representatives to, directly or indirectly, (i) take any action to solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Moon Acquisition Proposal (except to notify such Person of the existence of the provisions of this Section 7.6), (ii) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting, encouraging or facilitating a Moon Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement or stock exchange, or option agreement, relating to a Moon Acquisition Proposal (other than confidentiality agreements contemplated by this Section 7.6 or a definitive agreement entered into or to be entered into concurrently with a termination of this Agreement by Moon pursuant to Section 9.4(b)), or (iv) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Moon acknowledges and agrees that, in the event any officer, director or financial advisor of Moon takes any action that if taken by Moon would be a breach of this Section 7.6, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 7.6 by Moon. In furtherance of its obligations hereunder, to the extent that any of the Moon Parties has knowledge that any Representative of the Moon Parties has taken an action that, if taken by any of the Moon Parties, would violate the restrictions set forth in this Section 7.6, then such Moon Party shall promptly instruct such Representative to cease such action.

(b) Notwithstanding the provisions of Section 7.6(a), prior to (but not after) the occurrence of the Moon Stockholder Approval, Moon may, directly or indirectly through its Representatives, (i) furnish information and access, but only in response to an unsolicited Moon Acquisition Proposal that is submitted to Moon by a third Person after the date of this Agreement (for so long as such Moon Acquisition Proposal has not been withdrawn) and (ii) participate in discussions and negotiate with such Person concerning any such unsolicited Moon Acquisition Proposal, if and only if, (A) the submission of such Moon Acquisition Proposal did not result from or arise in connection with a breach of this Section 7.6 and (B) the Moon Board concludes in good faith, after receipt of the advice of a financial advisor and outside legal counsel, that such Moon Acquisition Proposal is reasonably likely to result in a Moon Superior Proposal, and (iii) Moon receives from the Person making such Moon Acquisition Proposal an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are (without regard to the terms of such Moon Acquisition Proposal) in all material respects (A) no less favorable in the aggregate to Moon and (B) no less restrictive in the aggregate to the Person making such Moon Acquisition Proposal than those contained in the Confidentiality Agreement. Comet shall be entitled to receive an executed copy of any such confidentiality agreement and notification of the identity of such Person promptly (and in any event within 24 hours) after Moon’s entering into such discussions or negotiations or furnishing information to the Person making such Moon Acquisition Proposal or its Representatives. Moon shall promptly provide or make available to Comet any nonpublic information concerning Moon and any of its Subsidiaries that is provided to the Person making such Moon Acquisition Proposal or its Representatives which was not previously provided or made available to Comet.

(c) Except as expressly permitted by this Section 7.6(c), the Moon Board shall make the Moon Recommendation, and unless permitted by this Section 7.6(c), neither the Moon Board nor any committee thereof shall (i) (A) withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in any manner adverse to Comet or its Affiliates, the approval of this Agreement or the Moon Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Moon Acquisition Proposal, or (C) resolve or publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Moon Change in Recommendation”) or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow Moon or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Moon

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Acquisition Proposal or that would require Moon to abandon, terminate or fail to consummate the Combination (other than a confidentiality agreement entered into in accordance with Section 7.6(b)) (a “Moon Acquisition Agreement”) or (iii) resolve, agree or publicly propose to do any of the foregoing. For purposes of this Agreement, a Moon Change in Recommendation shall include any approval, endorsement or recommendation (or public proposal to approve, endorse or recommend), by the Moon Board or any committee thereof of a Moon Acquisition Proposal, but shall not include any notice provided to Comet with respect to such Moon Acquisition Proposal and Moon’s views thereof prior to any definitive Moon Change in Recommendation. Notwithstanding the foregoing but subject to Moon’s compliance with the provisions of Section 7.6(d), if the Moon Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that a Moon Acquisition Proposal made after the date hereof that did not result from and was not proximately caused by a breach of any of the provisions of this Section 7.6 constitutes a Moon Superior Proposal, (i) the Moon Board may make a Moon Change in Recommendation or (ii) Moon may terminate this Agreement, upon payment of the Moon Termination Fee in accordance with Section 9.5(b), in order to enter into any agreement, understanding or arrangement providing for a Moon Acquisition Proposal if all of the following conditions are met: (x) the Moon Stockholder Approval has not been obtained; (y) (1) Moon gives Comet written notice (a “Moon Superior Proposal Notice”) at least four Business Days prior to taking such action, which notice advises Comet of the intention of the Moon Board to take such action and such notice specifies the material terms and conditions of such Moon Acquisition Proposal, identifies the Person making such Moon Acquisition Proposal and includes a copy of the proposed Moon Acquisition Agreement (if any) (provided that if there are any subsequent changes in the financial terms of such proposal, Moon will not take any such action prior to the second Business Day following a subsequent notice to Comet of such changes) (it being understood that there may be multiple extensions), (2) during a period of four Business Days following Comet’s receipt of a Moon Superior Proposal Notice (or, in the event of a new Moon Superior Proposal Notice as a result of any such amendment, an extension of two additional Business Days), if requested by Comet, Moon and its Representatives shall have negotiated with Comet and its Representatives in good faith to make such revisions or adjustments proposed by Comet to the terms and conditions of this Agreement as would cause such Moon Acquisition Proposal to no longer be a Moon Superior Proposal; and (z) if applicable, at the end of such applicable four- or two-Business Day period, the Moon Board, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Comet, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding contract if accepted by Moon, continues to determine in good faith (after consultation with its outside counsel and financial advisors) that the Moon Acquisition Proposal constitutes a Moon Superior Proposal and that failure to make such Moon Change in Recommendation or to terminate this Agreement would be inconsistent with the directors’ exercise of their fiduciary obligations to Moon’s Stockholders and other stakeholders under applicable Law, provided, however, that, unless this Agreement is terminated in accordance with the terms hereof, Moon shall nevertheless submit this Agreement and the Combination to the stockholders of Moon for the purpose of obtaining the Moon Stockholder Approval at the Moon Stockholders Meeting, and nothing contained herein shall be deemed to relieve Moon of such obligation, unless Comet otherwise requests Moon in writing or this Agreement shall have been terminated in accordance with its terms prior to the Moon Stockholders Meeting.

(d) In the event Moon receives a Moon Acquisition Proposal, any inquiry, proposal or indication of interest that would reasonably be expected to lead to a Moon Acquisition Proposal, any request for nonpublic information relating to Moon or any Moon Subsidiary or for access to the properties, books or records of Moon or any Moon Subsidiary by any Person that has made or, to the knowledge of Moon, would reasonably be expected to make, a Moon Acquisition Proposal, or any request for discussions or negotiations are sought to be initiated or continued with, Moon in respect of any Moon Acquisition Proposal, Moon will (i) as promptly as practicable (and in no event later than 48 hours after receipt of any such Moon Acquisition Proposal, inquiry, proposal, indication of interest or request) notify (which notice shall be provided orally and confirmed in writing and shall identify the Person making such Moon Acquisition Proposal or request and set forth the material terms thereof (including a copy of such Moon Acquisition Proposal), to the extent known) Comet thereof and (ii) keep Comet reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Moon Acquisition Proposal, inquiry, proposal, indication of interest or request.

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(e) Subject to Comet’s rights under Article 9, nothing in this Section 7.6 shall prohibit the Moon Board from taking and disclosing to Moon’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law; provided, however, that no such disclosure that would amount to a Moon Change in Recommendation shall be permitted, made or taken other than in accordance with Section 7.6(c).

(f) Other than in connection with a Moon Acquisition Proposal, Moon may, at any time prior to, but not after, occurrence of the Moon Stockholder Approval, make a Moon Change in Recommendation in response to a Moon Intervening Event (a “Moon Intervening Event Change in Recommendation”) if the Moon Board determines in good faith, after consulting with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Moon Board to Moon’s stockholders under applicable Law, provided that: (A) Comet shall have received written notice from Moon of Moon’s intention to make a Moon Intervening Event Change in Recommendation at least four Business Days prior to the taking of such action by Moon, which notice shall specify the applicable Moon Intervening Event in reasonable detail, (B) during such period and prior to making a Moon Intervening Event Change in Recommendation, if requested by Comet, Moon and its Representatives shall have negotiated in good faith with Comet and its Representatives regarding any revisions or adjustments proposed by Comet to the terms and conditions of this Agreement as would enable Moon to proceed with its recommendation of this Agreement and the Combination and not make such Moon Intervening Event Change in Recommendation and (C) Moon may make a Moon Intervening Event Change in Recommendation only if the Moon Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Comet shall have, prior to the expiration of the four-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Moon, continues to determine in good faith that failure to make a Moon Intervening Event Change in Recommendation would be inconsistent with its fiduciary duties to Moon’s stockholders under applicable Law.

(g) For purposes of this Agreement:

“Moon Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (i) direct or indirect acquisition or purchase of any business or assets of Moon or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of Moon and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of Moon, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities of Moon, or (iv) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving Moon or any of its Subsidiaries whose business constitutes 15% or more of the net revenue, net income or assets of Moon and its Subsidiaries, taken as a whole.

“Moon Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (i) was not known to the Moon Board as of the date of this Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable), but becomes known to the Moon Board prior to the Moon Stockholder Approval, and (ii) does not relate to (A) any Moon Acquisition Proposal or (B) clearance of the Combination under the HSR Act or any other Regulatory Law, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.8; provided, however, that (1) any change in the price or trading volume of Moon Common Stock or Comet Common Stock shall not be taken into account for purposes of determining whether a Moon Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Moon Intervening Event has occurred); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Comet or any of its Subsidiaries constitute a Moon Intervening Event unless such fact, circumstance, occurrence, event, development, change or condition or combination thereof constitutes a Comet Material Adverse Effect; and

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(3) Moon or Comet meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether a Moon Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Moon Intervening Event has occurred).

“Moon Superior Proposal” means any Moon Acquisition Proposal, substituting “75%” for “15%,” on terms that the Moon Board determines in its good faith judgment (after consultation with its financial advisors and outside legal counsel) are more favorable to Moon and its stockholders than the Combination and the other transactions contemplated (taking into account the likelihood of consummation on the terms so proposed and all such other factors as the Moon Board deems relevant).

Section 7.7 Reasonable Best Efforts. Subject to Section 7.4 and Section 7.8, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary under applicable Law to consummate and make effective the Combination and the other transactions contemplated by this Agreement as promptly as practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 7.8 Certain Regulatory Filings, Etc.

(a) Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 7.8(e), each of the Parties shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts (subject to, and in accordance with applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Combination and the other transactions contemplated hereby as promptly as practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

(b) Subject to Section 7.8(c) and the other terms and conditions herein provided and without limiting the foregoing, Comet and Moon shall (and shall cause their respective Subsidiaries to):

(i) make their respective required filings (and, subject to the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) any filings considered by either Comet or Moon to be advisable) under the HSR Act and any other Regulatory Laws, which filings shall be made promptly, but in no event later than 15 Business Days after the date hereof with respect to the filings under the HSR Act, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws; without limiting the generality of the foregoing, each Party shall use its reasonable best efforts to respond to and comply promptly with and expeditiously achieve substantial compliance with any request for additional information or documentary material regarding the Combination or any such filings for any Governmental Entity charged with enforcing, applying, administering, or investigating any Regulatory Law;

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(ii) use their reasonable best efforts to cooperate with one another in (A) determining which filings are required (or, subject to the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), considered by Comet or Moon to be advisable) to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities in connection with the execution and delivery of this Agreement, and the consummation of the Combination and the other transactions contemplated hereby, (B) promptly furnishing the other Parties, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such necessary information and reasonable assistance as such other Parties and their Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including any filings necessary or appropriate under the provisions of Regulatory Laws, (C) timely making all such filings and (D) delivering to the other Parties’ outside counsel complete copies of all documents furnished to any Governmental Entity as part of any filing;

(iii) promptly notify each other of any communication concerning this Agreement, the Combination or the other transactions contemplated by this Agreement to that Party from any Governmental Entity; it being understood that correspondence, filings and communications received from any Governmental Entity shall be immediately provided to the other Parties upon receipt, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants;

(iv) not participate or agree to participate in any meeting or discussion (other than discussions that cover only administrative and non-substantive matters) with any Governmental Entity relating to any filings or investigation concerning this Agreement, the Combination or the other transactions contemplated by this Agreement unless it consults with the other Parties and their Representatives in advance and invites the other Parties’ representatives to attend, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, unless the Governmental Entity prohibits such attendance; and

(v) promptly furnish the other Parties, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with draft copies prior to submission to a Governmental Entity, with reasonable time and opportunity to comment and consult, of all correspondence, filings and communications (and memoranda setting forth the substance thereof) that they, their Affiliates or their respective representatives intend to submit to any Governmental Entity.

(c) Moon shall be entitled to direct the antitrust defense of the transaction contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Entity or any other Person relating to the Combination or regulatory filings under applicable Regulatory Law, subject to and consistent with the provisions of Section 7.8(a), Section 7.8(b) and Section 7.8(e) and provided that Moon shall consult with, and consider in good faith the views of, Comet throughout the antitrust defense of the transaction contemplated by this Agreement, including by providing Comet with reasonable opportunity to evaluate, as promptly as practicable, steps to be taken in pursuit of such defense, and provided further that, subject to Section 7.8(e), Moon shall exercise its direction in furtherance of, and not in a manner inconsistent with, the objective of the Parties to consummate and make effective the Combination and the other transactions contemplated hereby as promptly as practicable and Moon shall not be entitled to take any action or exercise direction in a manner intended to, or that would reasonably be expected to, delay the consummation of the Combination and the other transactions contemplated by this Agreement.

(d) Comet shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Moon. Comet shall use its reasonable best efforts to provide full and effective support of Moon in all material respects in all such investigations, litigation, negotiations and discussions to the extent requested by Moon.

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(e) Without limiting the foregoing, the Moon Parties shall take all such action as may be necessary to resolve such objections, if any, that the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, or any other Person, may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate, and minimize the impact of, each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Combination so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date); provided, however, that nothing contained in this Agreement requires any of the Comet Parties or the Moon Parties to take, or cause to be taken, any action with respect to any of the assets, businesses or product lines of Comet or any of its Subsidiaries, or of Moon or any of its Subsidiaries (including the Surviving Entities), or any combination thereof, if such action, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the business, assets, results of operations or financial condition of Moon, Comet and their respective Subsidiaries, taken as a whole. If requested by Moon, Comet will agree to and take any action contemplated by this Section 7.8(e), provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Combination. The foregoing agreement in this Section 7.8(e) is made solely to facilitate the closing of the Combination and does not constitute a representation or admission that the Combination, if consummated without any modification, would violate any Regulatory Law or that agreeing to any divestitures, hold separate conditions or other restrictions permitted herein or suggested by any Person or authority acting under any Regulatory Law would not be harmful to the Parties.

(f) For purposes of this Agreement, “Regulatory Laws” means the U.S. Sherman Antitrust Act, as amended, the U.S. Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws or Orders, including any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

(g) The Parties will cooperate and use their respective reasonable efforts to identify and comply with any so called “transaction triggered” or “responsible property transfer” requirements under Environmental Laws that result from the Combination.

Section 7.9 Listing Application. Moon shall use its reasonable best efforts to cause the shares of Moon Common Stock to be issued in the Combination, and the shares of Moon Common Stock subject to issuance upon exercise or vesting, as applicable, of the Assumed Awards to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 7.10 Section 16 Matters. Prior to the Effective Time, Comet and Moon shall take all such steps as may be required to cause any dispositions of Comet Common Stock (including derivative securities with respect to Comet Common Stock) or acquisitions of Moon Common Stock (including derivative securities with respect to Moon Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Comet or will become subject to such reporting obligations with respect to Moon, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.11 Assumed Awards. As of the Closing Date, to the extent necessary to provide for registration of shares of Moon Common Stock subject to Assumed Awards, Moon shall file with the SEC a registration statement on Form S-8 (or any successor form), a post-effective amendment on Form S-8 (or any successor form) to the Form S-4 (or any successor form), a post-effective amendment to Form S-3 (or any successor form), or such other registration statement or amendment as may be required to effect such registration with respect to such shares of Moon Common Stock and shall use its reasonable best efforts to maintain such registration statement, including the current status of any related prospectus or prospectuses, for so long as such Assumed Awards remain outstanding.

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Section 7.12 Inspection. From the date of this Agreement to the Effective Time, each of Comet, on the one hand, and Moon, on the other hand, shall allow designated officers, attorneys, accountants and other representatives of the other reasonable access, during normal business hours, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to its and its Subsidiaries’ business and affairs, including inspection of such properties. Each of Comet and Moon shall use its reasonable best efforts to minimize any disruption to the business of the other Party that may result from such requests for access pursuant to this Section 7.12. No investigation pursuant to this Section 7.12 shall affect any representation or warranty given by it hereunder. Notwithstanding any provision of this Agreement or a Party’s provision of information or investigation pursuant to the preceding sentence, no Party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, neither Comet, on the one hand, nor Moon, on the other hand, shall be required to provide any information which it reasonably believes it may not provide to the other by reason of any applicable Law (including with respect to privacy of employees), which constitutes information protected by attorney/client privilege, which would result in the disclosure of any trade secrets of such Party or which it is required to keep confidential by reason of contract or agreement with third parties. Each Party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each Party agrees that it shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 7.12 for any purpose unrelated to the consummation of the Combination and the other transactions contemplated by this Agreement. All nonpublic information obtained pursuant to this Section 7.12 shall be governed by the Confidentiality Agreement.

Section 7.13 Publicity. Moon and Comet shall, unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement or communication with respect to this Agreement, the Combination or the other transactions contemplated by this Agreement; provided that, (i) each of Comet and Moon may make press releases or public announcements concerning this Agreement or the transactions contemplated hereby that consist solely of information previously disclosed in previous press releases or announcements made by Comet and/or Moon in compliance with this Section 7.13 and (ii) each of Comet and Moon may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Comet and/or Moon in compliance with this Section 7.13. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement/Prospectus in accordance with the provisions of Section 7.3, neither Moon nor Comet shall issue any press release or otherwise make any public statement or disclosure concerning such other Party or such other Party’s business, financial condition or results of operations without the consent of such other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Comet shall not be required to provide for review or comment to Moon any statement, release or disclosure in response to or in connection with the receipt and existence of a Comet Acquisition Proposal, its consideration of making or its making of a Comet Change in Recommendation or any matters related thereto, and following any public statement, release or disclosure by Comet in respect of any of the foregoing matters, Moon shall not be required to provide for review or comment to Comet any statement, release or disclosure made by Moon with respect to such matters. Moon shall not be required to provide for review or comment to Comet any statement, release or disclosure in response to or in connection with the receipt and existence of a Moon Acquisition Proposal, its consideration of making or its making of a Moon Change in Recommendation or any matters related thereto, and following any public statement, release or disclosure by Moon in respect of any of the foregoing matters, Comet shall not be required to provide for review or comment to Moon any statement, release or disclosure made by Comet with respect to such matters. Moon and Comet agree to issue the previously agreed upon form of joint press release announcing this Agreement.

Section 7.14 Expenses. Whether or not the Combination is consummated, all costs and expenses incurred in connection with this Agreement, the Combination and the other transactions contemplated hereby shall be paid

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by the Party incurring such expenses, except as otherwise agreed in writing by the Parties, including the costs of any economists or other experts utilized by outside counsel in connection with the transactions contemplated by this Agreement.

Section 7.15 Charter Provisions; Takeover Laws. If (a) the restrictions on business combinations set forth in Comet’s and/or Moon’s Organizational Documents or (b) any “fair price,” “moratorium,” “business combination,” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the transactions contemplated by this Agreement, Comet and the Comet Boards and/or Moon and the Moon Board shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

Section 7.16 Creditor Opposition. In accordance with Dutch law, the one-month period for any creditors of Comet, holders of bonds (obligaties) issued by Comet, whether or not redeemable or convertible, or warrants issued by Comet (collectively, the “Comet Creditors”) to oppose the Merger under Dutch law shall commence as of the day Comet publishes the filing of the Merger Proposal in accordance with Section 2.3(c)(iii). Comet shall promptly notify Moon and Moon Bidco upon receipt of notice of any actual, pending or threatened opposition rights proceeding initiated, pending to be initiated or threatened to be initiated by any Comet Creditor pursuant to Dutch law (whether during the aforementioned one-month period or otherwise). Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, Section 7.17 shall apply.

Section 7.17 Transaction Litigation. Each Party shall give the other Parties the opportunity to participate in the defense or settlement of any creditor, stockholder or shareholder litigation against it and/or its directors or officers relating to the transactions contemplated by this Agreement. Each Party agrees that it shall not settle or offer to settle any litigation commenced on or after the date of this Agreement against it or any of its directors or officers by any of its creditors, stockholders or shareholders relating to this Agreement, the Combination, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed). Regarding any creditor opposition procedure referred to in Section 7.16, Comet shall use its reasonable best efforts to cause each such procedure to be resolved or lifted as soon as possible following the initiation thereof.

Section 7.18 Indemnification and Insurance.

(a) From and after the Merger Effective Time, Moon (i) shall indemnify, defend and hold harmless each Person who is, or at any time prior to the Effective Time has been, a director or officer of Comet or a director, officer, member, trustee or fiduciary of any of its Subsidiaries and each Person who is, or at any time prior to the Merger Effective Time, served at the request or for the benefit of Comet as a director, officer, member, trustee or fiduciary of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all cost, expense, liability and loss (including reasonable attorneys’ fees, judgments, fines, ERISA excise Taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such Person in connection with any Proceeding, by reason of the fact that such Indemnified Party is or was a director or officer of Comet or a director, officer, member, trustee or fiduciary of any of its Subsidiaries or a director, officer, member, trustee or fiduciary of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans at the request or for the benefit of Comet, to the same extent as provided by Comet’s Organizational Documents and applicable Law as of the date hereof, and (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, shall also advance expenses as incurred to the same such extent; provided that the Person to whom fees and expenses are advanced shall, if required by applicable Law, provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. In addition, Moon, Comet and Comet Newco Sub agree that, for a

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period of six years after the Closing, neither Comet nor any of its successors (including, for the avoidance of doubt, Comet Newco Sub, as the acquiring and surviving corporation in the Merger) shall, and Moon shall cause Comet and its successors not to, amend, repeal or modify any provision in its Organizational Documents in a manner that would adversely affect the rights and/or exculpation or indemnification of present or former supervisory directors, members of the management board, officers, employees or agents of Comet and its Subsidiaries, or of persons who are or were serving at the request of Comet or its Subsidiaries as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity of Comet, it being the intent of the Parties that the supervisory directors, members of the management board, officers, employees or agents of Comet and its Subsidiaries, or of persons who are or were serving at the request of Comet or its Subsidiaries as a supervisory director, member of the management board, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity prior to the Closing shall continue thereafter to be entitled to such rights of exculpation and indemnification to the fullest extent permitted under applicable Laws until at least the sixth anniversary of the Closing Date.

(b) At or prior to the Merger Effective Time, any of the Moon Parties or Comet Parties may purchase a “tail” directors’ and officers’ liability insurance policy covering the Indemnified Parties who are, or at any time prior to the Merger Effective Time were, covered by Comet’s existing directors’ and officers’ liability insurance policies for at least six years after the Merger Effective Time and on terms and conditions no less advantageous to the Indemnified Parties (including as to coverage and amounts) than such existing insurance, with a substantially comparable insurer to the existing insurer, provided that, if purchased by Comet, the premium thereof shall not exceed 300% of the greater of the last annual premium paid by Comet prior to the date of this Agreement (the “Premium Cap”). If such a policy is not purchased by either Moon or Comet, then for a period of six years after the Merger Effective Time, Moon shall cause to be maintained the current officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Merger Effective Time were, covered by Comet’s existing officers’ and directors’ liability insurance policies (provided that Moon may substitute therefor policies on terms and conditions which are no less advantageous to the Indemnified Parties (including as to coverage and amounts) than such existing insurance with a substantially comparable insurer) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Merger Effective Time, provided that Moon shall not be required to pay annual premiums in excess of the Premium Cap, and if premiums for such insurance would at any time exceed the Premium Cap, then Moon shall cause to be maintained policies of insurance coverage which provide the maximum coverage available at an annual premium equal to the Premium Cap. In either case, Moon will maintain such policies in full force and effect and honor the obligations thereunder.

(c) In the event Moon or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Moon shall assume the obligations set forth in this Section 7.18.

(d) The rights of any Indemnified Party under this Section 7.18 shall be in addition to any other rights such Indemnified Party may have under the Organizational Documents of Comet or any of its Subsidiaries, indemnification or employment agreements with Comet or any of its Subsidiaries or under any applicable Law. The provisions of this Section 7.18 shall survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit, and be enforceable by, each of the Indemnified Parties and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 7.18 are asserted or made within such six-year period, all rights to indemnification in respect to any such claim or claims will continue until the disposition of all such claims. In the event of any breach by Moon of this Section 7.18, Moon shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided in this Section 7.18 upon the written request of such Indemnified Party.

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Section 7.19 Certain Benefits.

(a) For the period commencing with the Merger Effective Time and ending on December 31, 2018, Moon shall provide, or shall cause to be provided, to each current and former employee of Comet and its Subsidiaries (the “Covered Employees”) (i) base compensation or wages, target bonus opportunities and severance benefits that are, in each case, at least as favorable on an item by item basis as the base compensation or wages, target bonus opportunity and severance benefits provided to such Covered Employee immediately prior to the Effective Time and (ii) employee benefits that are no less favorable, in the aggregate, than the employee benefits provided to each such Covered Employee immediately prior to the Effective Time.

(b) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan or retiree welfare eligibility under any retiree welfare plan sponsored by Moon or its Subsidiaries (other than under plans sponsored by Comet and its Subsidiaries immediately prior to the Effective Time or a direct successor plan)) under the employee benefit plans of Moon and its Subsidiaries providing benefits to any Covered Employees after the Effective Time (the “New Plans”), each Covered Employee shall be credited with his or her years of service with Comet and its Subsidiaries (and predecessors) prior to the Effective Time, to the same extent as such Covered Employee was entitled, prior to the Effective Time, to credit for such service under any similar Comet employee benefit plan in which such Covered Employee participated or was eligible to participate immediately prior to the Effective Time (and to the extent there is no similar Comet plan, service as recognized for purposes of Comet’s 401(k) Plan), provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans for which the Covered Employee is otherwise made eligible to the extent coverage under such New Plan is comparable to a Comet Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time (each such plan, an “Old Plan”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Covered Employee, the Surviving Entities shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Comet or its Subsidiaries in which such employee participated immediately prior to the Effective Time and the Surviving Entities shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the applicable Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) With respect to any Covered Employees based outside of the United States, Moon’s obligations under this Section 7.19 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Covered Employees are based.

(d) Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan, or shall limit the right of Moon or any Subsidiary, subject to their obligations under this Section 7.19, to amend, terminate or otherwise modify any employee benefit plan following the Effective Time.

(e) The Parties acknowledge and agree that all provisions contained in this Section 7.19 with respect to employees are included for the sole benefit of the Parties to this Agreement, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees, former employees, any participant in any Comet Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Moon or any Subsidiary.

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Section 7.20 Financing.

(a) Moon shall not, without the prior written consent of Comet: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Financing Commitments if such amendment, modification, waiver or remedy (A) adds any new (or modifies adversely to Moon or Comet any existing) conditions to the consummation of all or any portion of the Financings, (B) reduces the aggregate amount of the Financings such that the aggregate funds that would be available to Moon on the Closing Date would not be sufficient to pay all amounts contemplated by this Agreement to be paid by it (including to refinance the Existing Debt) and to perform its obligations hereunder, (C) limits or otherwise adversely affects the ability of Moon to enforce its rights against the other parties to the Financing Commitments or the Definitive Agreements or (D) would otherwise reasonably be expected to prevent, impede or delay the consummation of the Combination and the other transactions contemplated by this Agreement; or (ii) take any action to terminate the Financing Commitments. Moon shall promptly deliver to Comet copies of any amendment, modification or waiver to the Financing Commitments. Notwithstanding anything in this Agreement to the contrary, subject to the limitations set forth in this Section 7.20(a), Moon may amend, replace, supplement or otherwise modify the Financing Commitment Letters to add or replace Lenders, lead arrangers, agents or similar entities and the commitments in respect of the Financings that have not executed the Financing Commitment Letter as of the date of this Agreement and replace the debt commitments of the Lenders under the Financing Commitment Letter as of the date of this Agreement with debt commitments of such new entities.

(b) Moon shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to obtain the proceeds of the Financings on the terms and conditions described in the Financing Commitments or terms more favorable to Moon, including by using its reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate, execute and deliver definitive agreements with respect to the Financings (the “Definitive Agreements”) on the terms and conditions contained in the Financing Commitments and (iii) satisfy on a timely basis all conditions in the Financing Commitments and the Definitive Agreements and comply with its obligations thereunder. In the event that all conditions contained in the Financing Commitments or the Definitive Agreements have been satisfied, Moon shall use reasonable best efforts to enforce its rights thereunder and cause the Lenders thereunder to comply with their respective obligations thereunder to fund the Financings to the extent required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date.

(c) Moon shall keep Comet informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financings. In the event that any portion of the Financings becomes unavailable (other than due to the failure of any of the conditions set forth in Section 8.1 or Section 8.2 hereof), Moon will use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financings, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Financing Commitment Letter. For the purposes of this Agreement, the term “Financing Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Financing Commitment Letter remaining in effect at the time in question). Moon shall provide Comet with prompt oral and written notice of any breach or default by any party to the Financing Commitments or any Definitive Agreement and the receipt of any written notice or other written communication from any Lender or other financing source with respect to any breach, default, termination or repudiation by any party to the Financing Commitments or any Definitive Agreement of any provision thereof.

Section 7.21 Financing Cooperation.

(a) At the reasonable request of Moon, Comet shall provide, and shall use reasonable best efforts, consistent with the terms of and the obligations of each Party under this Agreement, to cause its Subsidiaries, and shall use reasonable best efforts to cause each of its and their respective Representatives, including legal and accounting

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Representatives, to provide all cooperation necessary and/or customary in connection with the arrangements of financings such as the Financings as is reasonably requested by Moon in connection with the Financings. In performing its respective foregoing obligations under this Section 7.21, each of Moon, Moon’s Subsidiaries, Comet and Comet’s Subsidiaries shall use its reasonable best efforts to, as applicable, (i) provide reasonably required information relating to that Party and its Subsidiaries to the parties providing the Financings, (ii) participate in meetings, drafting sessions and due diligence sessions in connection with the Financings, (iii) assist in the preparation of (A) any offering documents for any portion of the Financings, and (B) materials for rating agency presentations, including execution and delivery of customary representation letters in connection with bank information memoranda, (iv) reasonably cooperate with the marketing efforts for any portion of the Financings, (v) execute and deliver (or use reasonable best efforts to obtain from its advisors), and cause its Subsidiaries to execute and deliver (or obtain from its advisors), customary certificates, accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financings), customary surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financings as may be reasonably necessary in connection with the Financings, (vi) assist in obtaining such consents, waivers, estoppels, approvals, authorizations and instruments that may be reasonably requested in connection with the Financing and any collateral arrangements therefor, including customary payoff letters, lien releases, instruments of termination or discharge, appraisals, surveys, landlord consents, waivers and access agreements, (vii) provide all documentation and other information about such Person as is requested by any Financing Source and required under applicable “know your customer” and anti-money-laundering rules and regulations including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, (viii) enter into one or more secured or unsecured credit or other agreements, or related guarantees and other ancillary agreements on terms satisfactory to Moon and that are reasonably necessary in connection with the Financings immediately prior to the Effective Time provided the same are not effective until the Effective Time, (ix) as promptly as practicable, furnish the sources for the Financings with all financial and other information regarding Moon, Comet and their respective Subsidiaries, as applicable, as may be reasonably necessary of a type generally used in connection with a syndicated bank financing as well as a registered public offering or an offering pursuant to Rule 144A of the Securities Act in each case by Moon, (x) take all actions reasonably necessary in connection with the termination at the Closing of all commitments in respect of the Existing Moon Debt and the Existing Comet Debt, as applicable, and any other Debt in each case to the extent contemplated by or required in connection with the Financings (collectively, the “Existing Debt”), the repayment in full on the Closing Date of all obligations in respect of the Existing Debt, and the release of related Liens securing such Existing Debt and guarantees in connection therewith, and (xi) take all corporate actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Financings and the direct borrowing or incurrence of all of the proceeds of the Financings by Moon concurrently with the Effective Time; provided, however, none of Comet or its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 7.21 that would (A) require Comet, its Affiliates or any Persons who are directors or officers of Comet or any of its Affiliates to pass resolutions or consents to approve or authorize the execution of the Financings or execute or deliver any agreement, certificate, opinion, document or instrument that is effective prior to the Effective Time, (B) require Comet or its Subsidiaries to pay any commitment or other similar fee or incur any liability in connection with the Financings prior to the Effective Time, (C) conflict with the organizational documents of Comet or any of its Affiliates or any Laws, or (D) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Comet or any of its Affiliates is a party, including this Agreement. Notwithstanding anything in this Section 7.21 to the contrary, neither Comet, on the one hand, nor Moon, on the other hand, nor any of their respective Subsidiaries, shall be required to provide any information which it reasonably believes it may not provide by reason of any applicable Law (including with respect to privacy of employees), which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties.

(b) Notwithstanding anything in this Agreement to the contrary, in the event that the Combination and/or the other transactions contemplated by this Agreement are not consummated due to circumstances arising out of any failure to obtain the Financings, Moon shall not have any liability to any Comet Party arising out of such failure;

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provided, however, that the foregoing shall not relieve Moon of its obligations under Section 7.7 and Section 7.20, including its obligation to use reasonable best efforts to obtain the Financing to the extent required by Section 7.20(b). Each Party acknowledges that no Moon Party would have entered into this Agreement but for the agreement of the Comet Parties set forth in this Section 7.21(b).

Section 7.22 Restructuring Prior to the Comet Technology Acquisition. Each of the Comet Parties shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts (subject to, and in accordance with applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective, prior to the CT Effective Time, the transactions described in Schedule 7.22.

Section 7.23 Certain Tax Matters. Moon and Comet shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to take all actions, and do and to assist and cooperate with the other Parties in doing, all things reasonably necessary to permit the Merger, the Share Sale and the Liquidation, taken together, to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Code. For U.S. federal income tax purposes, this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3.

Section 7.24 Netherlands Withholding Tax Confirmation. As soon as reasonably practicable following the execution of this Agreement, Comet shall (and shall cause Comet Newco to), in consultation with Moon, prepare and file with the Netherlands tax authority (the “NTA”) a request to obtain the NTA’s confirmation in form and substance reasonably acceptable to Moon of (i) the amount of recognized paid up capital for Netherlands dividend withholding tax purposes of Comet and Comet Newco prior to the Merger Effective Time and (ii) the amount of Dutch dividend withholding tax to be withheld from the Liquidation Distribution (the “Withholding Tax Confirmation”). In relation to the request for the Withholding Tax Confirmation Comet shall (and shall cause Comet Newco to) (i) provide Moon with a calculation of Comet’s recognized paid-up capital for Dutch dividend withholding tax purposes, (ii) provide Moon with drafts of all material written communications it intends to make with the NTA at least five Business Days before the communication is made (unless the NTA requires any such written communication to be submitted more promptly, in which case such written communications shall be provided to Moon as promptly as practicable, and in any event before the communication is made) and consider such amendments as reasonably requested by Moon before making such communication, (iii) promptly notify Moon of any material communication with the NTA regarding the Withholding Tax Confirmation, and in case of material external communication, provide Moon with copies thereof and (v) use its reasonable best efforts to timely provide Moon with the opportunity to attend any meetings or conversations with the NTA (other than discussions that cover only administrative and non-substantive matters).

Section 7.25 Employee Consultation.

(a) The consultation with the competent works council of Comet (the “Comet Works Council” and such consultation procedure, the “Comet Works Council Consultation Procedure”) will be deemed completed upon the Comet Works Council having rendered an unconditional advice or an advice with conditions acceptable to each of Comet and Moon, permitting the Parties to pursue the sale and transfer of the CT Entity 3 Equity Interests and the CT Entity 6 Equity Interests and the documents related thereto; or

(b) To the extent neither of the situations described in Section 7.25(a) occurs, the Comet Works Council Consultation Procedure will be deemed completed upon the Comet Boards adopting a resolution that deviates from the relevant advice, if rendered, and:

(i) The Comet Works Council having unconditionally waived (A) the applicable waiting period in accordance with article 25 paragraph 6 of the Dutch Works Councils Act (Wet op de Ondernemingsraden) and (B) its right to initiate legal proceedings pursuant to article 26 of the Dutch Works Councils Act;

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(ii) The applicable waiting period pursuant to article 25 paragraph 6 of the Dutch Works Councils Act having expired without the Comet Works Council having initiated legal proceedings pursuant to the Dutch Works Councils Act; or

(iii) Following the initiation of legal proceedings pursuant to article 26 of the Dutch Works Councils Act, the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) having dismissed the Comet Works Council’s appeal to the effect that no measures obstructing the sale and transfer of the CT Entity 3 Equity Interests and the CT Entity 6 Equity Interests and the documents related thereto are imposed and the dismissal of the Enterprise Chamber of the Amsterdam Court has immediate effect (uitvoerbaar bij voorrraad).

(c) The Parties shall use their reasonable best efforts to complete the Comet Works Council Consultation Procedure, it being understood that Comet will have the primary responsibility for, and take all steps reasonably necessary to, in consultation with Moon and its advisors, as soon as practicable following the date hereof, initiate, conduct and complete the Comet Works Council Consultation Procedure. Comet and Moon shall consult with each other closely with a view to seeking and obtaining the Comet Works Council’s advice and discuss in good faith to expeditiously resolve any relevant issues raised by the Comet Works Council during the Comet Works Council Consultation Procedure. Comet shall keep Moon informed on a continuing basis on all material correspondence, communications and consultations in respect thereof. Comet shall give Moon the opportunity to attend meetings with representatives of the Comet Works Council if requested by the Comet Works Council. Comet shall not send the request for advice to or make any other material communication with the Comet Works Council without Moon’s prior written consent, such consent not to be unreasonably withheld or delayed.

(d) Prior to Closing, each of the Parties, as applicable, shall fully comply with all notice, consultation, effects bargaining or other bargaining obligations (other than the consultation process with the Comet Works Council) (together the “Other Employee Procedures”) to any labor union, labor organization, works council or group of employees of such Party and its Subsidiaries in connection with the transactions contemplated hereby. Each Party shall use its reasonable best efforts to ensure that the Other Employee Procedures are completed as promptly as practicable following the date of this Agreement. Each Party will have the primary responsibility for the conduct and completion of all of its Other Employee Procedures. The Parties will keep each other informed on the preparation of the information and consultation meetings and on all material correspondence related to the Other Employee Procedures, and will consult each other closely with a view to completing the Other Employee Procedures. Each Party will attend meetings related to the Other Employee Procedures with representatives of the Other Party’s employees upon their request.

Article 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Conduct the Closing. The respective obligations of the Moon Parties and of the Comet Parties to conduct the Closing shall be subject to the fulfillment (or waiver by Comet and Moon (in each case in its absolute, sole discretion), to the extent permissible under applicable Law) of the following conditions:

(a) No Restraints. No court of competent jurisdiction or a Governmental Entity in the United States, the Republic of Panama, Russia or the Netherlands (an “8.1(a) Jurisdiction”), shall have issued an Order prohibiting or enjoining the consummation of the Exchange Offer or any of the Core Transactions; and no law, statute, rule or regulation shall have been enacted by any Governmental Entity of, or shall be in effect in any, 8.1(a) Jurisdiction which prohibits or makes unlawful the consummation of the Exchange Offer or any of the Core Transactions.

(b) Effectiveness of Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and be in effect, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

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(c) Shareholder Approval. The Comet Shareholder Approval (that solely for purposes of this Section 8.1(c) does not include the Articles Amendment Resolution) and the Moon Stockholder Approval shall have been obtained.

(d) Moon Articles Amendment. The Moon Articles Amendment shall have become effective.

(e) Listing. The shares of Moon Common Stock to be issued in the Combination shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Competition Laws.

(i) Any waiting period applicable to the Combination under the HSR Act shall have expired or been earlier terminated.

(ii) Competition law merger control clearance in Russia shall have been obtained (the United States and Russia are collectively referred to as the “8.1(f) Jurisdictions”).

(g) Financing. Moon and Comet shall each be reasonably satisfied that all of the conditions to funding under the Financing Commitments or any applicable alternative financing arrangements, including with respect to any “Takeout Notes” referred to in the Financing Commitments (in each case other than those conditions that by their nature cannot be satisfied until the closing of such financing or the Closing under this Agreement) shall have been satisfied, or that the applicable financings shall have been funded.

Section 8.2 Conditions to Moon’s Obligation to Conduct the Closing. The obligation of the Moon Parties to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or waiver by Moon, to the extent permissible under applicable Law) of the following conditions:

(a) Performance of Covenants. Each of the Comet Parties shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b) Accuracy of Representations. The representations and warranties of the Comet Parties (i) in the first three sentences of Section 5.3(a), Section 5.3(c) and Section 5.3(d) shall be true and correct, other than any inaccuracies that are de minimis in the aggregate, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent any such representation and warranty expressly relates to a specified date, in which case only as of such specified date), (ii) in the first sentence of Section 5.10 shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date as though made as of such date, (iii) in Section 5.1(a), Section 5.2, Section 5.3(a) (other than the first three sentences) and Section 5.18 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent any such representation and warranty expressly relates to a specified date, in which case only as of such specified date), and (iv) each of the representations and warranties of the Comet Parties contained in Article 5 (other than in Section 5.1(a), Section 5.2, Section 5.3(a), Section 5.3(c), Section 5.3(d), the first sentence of Section 5.10 and Section 5.18) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent any such representation and warranty expressly relates to a specified date, in which case only as of such specified date), except where the failure of such representations to be so true and correct (without giving effect to any qualification or limitation as to “materiality,” “material,” “in all material respects” or “Comet Material Adverse Effect,” set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Comet Material Adverse Effect.

(c) Closing Certificate. The Moon Parties shall have received a certificate of Comet, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

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Section 8.3 Conditions to Comet’s Obligation to Close the Combination. The obligation of the Comet Parties to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or waiver by Comet, to the extent permissible under applicable Law) of the following conditions:

(a) Performance of Covenants. Each of the Moon Parties shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b) Accuracy of Representations. The representations and warranties of the Moon Parties (i) in the first three sentences of Section 6.3(a), Section 6.3(c), and Section 6.3(d) shall be true and correct, other than any inaccuracies that are de minimis in the aggregate, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent any such representation and warranty expressly relates to a specified date, in which case only as of such specified date), (ii) in the first sentence of Section 6.10 shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date as though made as of such date (iii) in Section 6.1(a), Section 6.2, Section 6.3(a) (other than the first three sentences) and Section 6.18 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent any such representation and warranty expressly relates to a specified date, in which case only as of such specified date), and (iv) each of the representations and warranties of the Moon Parties contained in Article 6 (other than in Section 6.1(a), Section 6.2, Section 6.3(a), Section 6.3(c), and Section 6.3(d), the first sentence of Section 6.10 and Section 6.18) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent any such representation and warranty expressly relates to a specified date, in which case only as of such specified date), except where the failure of such representations to be so true and correct (without giving effect to any qualification or limitation as to “materiality,” “material,” “in all material respects” or “Moon Material Adverse Effect,” set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Moon Material Adverse Effect.

(c) Closing Certificate. The Comet Parties shall have received a certificate of Moon, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Article 9

TERMINATION

Section 9.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the CT Effective Time, whether before or after the receipt of the Comet Shareholder Approval and the Moon Stockholder Approval, by the mutual written consent of Comet and Moon.

Section 9.2 Termination by Moon or Comet. This Agreement may be terminated at any time prior to the CT Effective Time, whether before or after the receipt of the Comet Shareholder Approval and the receipt of Moon Stockholder Approval, by action of the Comet Boards or the Moon Board if:

(a) the CT Effective Time shall not have occurred on or prior to June 18, 2018 (the “Initial Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party whose action or failure to perform in any material respect any of its obligations under this Agreement in any manner shall have been the proximate cause of, or resulted in, the failure of the Combination to occur on or before such date; provided, further, that if on the Initial Termination Date one or both of the conditions to Closing set forth in Section 8.1(a) or Section 8.1(f) (but for purposes of Section 8.1(a) only if such Order is attributable to a Regulatory Law) shall not have been fulfilled but all other conditions to Closing shall have been satisfied or waived, as applicable (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Initial Termination Date may be extended on one or more occasions, by no more

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than three months per extension, at the option of either Moon or Comet by written notice to the other to a date not later than December 18, 2018. As used in this Agreement, the term “Termination Date” shall mean the Initial Termination Date, unless the Initial Termination Date has been extended pursuant to the last sentence of Section 7.4(f) or the foregoing proviso, in which case, the term “Termination Date” shall mean the date to which the Termination Date has been extended;

(b) the Comet Shareholders Meeting (including any reconvened Comet Shareholders Meeting pursuant to Section 7.4(c)) shall have concluded and the Comet Shareholder Approval (that solely for purposes of this Section 9.2(b) does not include the Articles Amendment Resolution) shall not have been obtained;

(c) the Moon Stockholders Meeting (including adjournments and postponements) shall have concluded and the Moon Stockholder Approval shall not have been obtained;

(d) a court of competent jurisdiction or a Governmental Entity in an 8.1(a) Jurisdiction shall have issued an Order permanently prohibiting or enjoining the consummation of the Exchange Offer or any of the Core Transactions and such Order or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.2(d) shall have complied with Section 7.7 and Section 7.8 and, with respect to other matters not covered by Section 7.7 and Section 7.8, shall have used its reasonable best efforts to have any such Order or other action lifted or vacated; or

Section 9.3 Termination by Comet. This Agreement may be terminated at any time prior to the CT Effective Time by action of the Comet Boards, if:

(a) there has been a breach by any of the Moon Parties of any representation, warranty, covenant or agreement set forth in this Agreement or any representation or warranty of the Moon Parties shall have become untrue, in either case such as would cause the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied, and such breach or failure to be true and correct is not curable by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.3(a) shall not be available to Comet if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) shall not be satisfied;

(b) at any time prior to obtaining the Comet Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Comet Superior Proposal in accordance with Section 7.5(b); provided, that Comet shall concurrently with such termination pay to Moon the Comet Termination Fee in accordance with Section 9.5(a); or

(c) at any time prior to obtaining the Moon Stockholder Approval, a Moon Change in Recommendation or a Moon Intervening Event Change in Recommendation has occurred.

Section 9.4 Termination by Moon. This Agreement may be terminated at any time prior to the CT Effective Time by action of the Moon Board, if:

(a) there has been a breach by any of the Comet Parties of any representation, warranty, covenant or agreement set forth in this Agreement or any representation or warranty of the Comet Parties shall have become untrue, in either case such as would cause the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied and such breach or failure to be true and correct is not curable by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.4(a) shall not be available to Moon if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) shall not be satisfied;

(b) at any time prior to obtaining the Moon Stockholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Moon Superior Proposal in accordance with Section 7.6(b); provided, that Moon shall concurrently with such termination pay to Comet the Moon Termination Fee in accordance with Section 9.5(b); or

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(c) at any time prior to obtaining the Comet Shareholder Approval, a Comet Change in Recommendation or a Comet Intervening Event Change in Recommendation has occurred.

Section 9.5 Effect of Termination.

(a) Comet shall pay Moon a fee of $60.0 million (the “Comet Termination Fee”):

(i) if this Agreement is terminated pursuant to Section 9.2(b) and (x) after the date of this Agreement a Comet Acquisition Proposal shall have been publicly made or announced by any Person, and in each case such Comet Acquisition Proposal shall not have been withdrawn at least seven days prior to the Comet Shareholders Meeting, and (y) within one year after such termination, Comet enters into a definitive agreement with respect to a Comet Acquisition Proposal or a Comet Acquisition Proposal is consummated;

(ii) if this Agreement is terminated pursuant to Section 9.3(b); or

(iii) if this Agreement is terminated pursuant to Section 9.4(c);

which fee shall be payable: in the case of clause (i), upon the first to occur of such entering into a definitive agreement or consummation referred to in subclause (y) thereof; and in the case of clauses (ii) and (iii), upon such termination; provided that for purposes of this Section 9.5(a), the references to “15%” in the definition of Comet Acquisition Proposal shall be deemed to be references to “75%”.

(b) Moon shall pay Comet a fee of $60.0 million (the “Moon Termination Fee” and, together with the Comet Termination Fee, each a “Termination Fee”):

(i) if this Agreement is terminated pursuant to Section 9.2(c) and (x) after the date of this Agreement a Moon Acquisition Proposal shall have been publicly made or announced by any Person, and in each case such Moon Acquisition Proposal shall not have been withdrawn at least seven days prior to the Moon Stockholders Meeting, and (y) within one year after such termination, Moon enters into a definitive agreement with respect to a Moon Acquisition Proposal or a Moon Acquisition Proposal is consummated;

(ii) if this Agreement is terminated pursuant to Section 9.4(b); or

(iii) if this Agreement is terminated pursuant to Section 9.3(c);

which fee shall be payable: in the case of clause (i), upon the first to occur of such entering into a definitive agreement or consummation referred to in subclause (y) thereof; and in the case of clauses (ii) and (iii), upon such termination; provided that for purposes of this Section 9.5(b), the references to “15%” in the definition of Moon Acquisition Proposal shall be deemed to be references to “75%”.

(c) Each of Comet and Moon agree that in the event that (i) the Comet Termination Fee is paid or may be payable to Moon pursuant to Section 9.5(a) or (ii) the Moon Termination Fee is paid or may be payable to Comet pursuant to Section 9.5(b), the payment of such Termination Fee shall be the sole and exclusive remedy of the recipient thereof (the “Receiving Party”), its Subsidiaries or any of their respective stockholders, shareholders, Affiliates, officers, directors, employees or Representatives (collectively, “Related Persons”) against the Party paying such Termination Fee (the “Paying Party”), any of its Related Persons or any Financing Source for, and in no event will the Receiving Party or any of its Related Persons be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the Combination to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any other claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment to the Receiving Party of such Termination Fee, the Paying Party, any Related Person of the Paying Party and any Financing Source shall not have any further liability or obligation of any kind for any reason in connection with this Agreement or the transactions contemplated hereby (subject to Section 9.5(f)). Each of the Parties hereto acknowledges that any Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will

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compensate the Receiving Party in circumstances in which any such Termination Fee is due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Combination, which amount would otherwise be impossible to calculate with precision. In no event shall the Receiving Party be entitled to more than one payment of a Termination Fee in connection with a termination of this Agreement pursuant to which a Termination Fee is payable. For the avoidance of doubt, either party may pursue both a grant of specific performance and the payment of a Termination Fee; provided, however, that under no circumstances shall either party be entitled to receive a Termination Fee if the Combination is consummated.

(d) All payments under this Section 9.5 shall be made promptly (and, in any events within five Business Days) upon becoming due by wire transfer of immediately available funds to an account designated by the receiving Party.

(e) The Parties acknowledge that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either Comet fails to pay, or Moon fails to pay, as applicable, any amount due pursuant to this Section 9.5, and, in order to obtain such payment, the Party entitled to such payment commences a suit which results in a judgment against the Party failing to pay for the fees to which reference is made in this Section 9.5, then such Party shall pay to the Party entitled to such payment its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest through the date of payment on the amount of the fee at the prime lending rate prevailing during such period as published in The Wall Street Journal.

(f) In the event of termination of this Agreement and the abandonment of the Combination pursuant to this Article 9, all obligations of the Parties shall terminate, except the obligations of the Parties pursuant to this Section 9.5, the last sentence of Section 7.12, Section 7.14, Section 7.21(b) and Article 10, provided that nothing herein shall relieve any Party from any liability for any willful and material breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement, and all rights and remedies of such nonbreaching Party under this Agreement in the case of such a willful and material breach, at law or in equity, shall be preserved. For purposes of this Section 9.5(f), “willful and material breach” shall mean a material breach that is a consequence of an act or a failure to take such act by the breaching Party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, cause a material breach of this Agreement. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any Party.

Article 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing.

Section 10.2 Entire Agreement. This Agreement, the exhibits to this Agreement, the Comet Disclosure Letter, the Moon Disclosure Letter and any documents delivered by the Parties in connection herewith constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, representations and warranties, both oral and written, between or among the Parties with respect thereto, except that the Confidentiality Agreement shall continue in effect.

Section 10.3 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any attempted assignment of this Agreement or of any such

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rights or delegation of obligations without such consent shall be void and of no effect; provided, however, that the Comet Parties shall cooperate with respect to and consider in good faith any request for consent (a) by Moon Bidco to assign (i) all of its rights and obligations under this Agreement to a wholly owned subsidiary of Moon that has been organized solely for the purpose of effecting the Exchange Offer and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations that is organized under the laws of any current or former member state of the European Union or the European Economic Area and/or (ii) all of its rights and obligations under this Agreement with respect to the Comet Technology Acquisition to a wholly owned subsidiary of Moon that has been organized solely for the purpose of effecting the transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations and that is organized under the laws of any current or former member state of the European Union or the European Economic Area (any assignee of Moon Bidco pursuant to clause (i) or (ii), a “Moon Bidco Assignee”) or (b) by either U.S. Acquiror 1 or U.S. Acquiror 2 to assign its rights and obligations under this Agreement to an indirect wholly owned subsidiary of Moon organized under the laws of any state within the United States (“U.S. Acquiror Assignee”); provided, further, that the Comet Parties shall not be required to consent to any assignment that would be reasonably likely to cause the Closing to be delayed or to adversely affect the Comet Parties provided, further, that after the Closing any Moon Party may assign its rights and obligations under this Agreement, in whole but not in part, for collateral purposes to any Financing Source. Subject to the immediately preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. In the event that the Comet Parties consent to the assignment of this Agreement pursuant to this Section 10.3, any Moon Bidco Assignee and/or U.S. Acquiror Assignee, as applicable, will execute an assignment and assumption agreement, in form and substance reasonably satisfactory to the Comet Parties, agreeing to be bound by all of the terms, covenants and other provisions of this Agreement and shall assume all of the applicable rights and obligations of Moon Bidco, U.S. Acquiror 1 or U.S. Acquiror 2, as applicable, with the same force and effect as if Moon Bidco Assignee and U.S. Acquiror Assignee had been originally named herein.

Section 10.4 Third-Party Beneficiaries; No Recourse.

(a) Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 7.18, nothing in this Agreement, expressed or implied, is intended to confer standing to any Person other than the Parties or their respective heirs, successors, executors, administrators and assigns except, (i) the Financing Sources shall be express third-party beneficiaries of Section 9.5, Section 10.3, this Section 10.4 and Section 10.5(b), Section 10.7(b), Section 10.7(c) and Section 10.8 (the “FS Provisions”) only, and each of such Sections shall expressly inure to the benefit of such Financing Sources and such Financing Sources shall be entitled to rely on and enforce the provisions of such Sections, and (ii) following the Effective Time, for the provisions of Section 4.1 and Section 7.18.

(b) Notwithstanding anything to the contrary contained herein, no Comet Party nor any controlled Affiliate of Comet shall have any rights or claims against any Financing Source in connection with this Agreement, the Financing Commitment Letter or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Comet Party or any controlled Affiliate of Comet in connection with this Agreement, the Financing Commitment Letter or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that the foregoing will not limit the rights of the parties to the Financing under any commitment letter related thereto. No Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

Section 10.5 Amendments; Extensions; Waivers.

(a) At or prior to the Effective Time, any provision of this Agreement may be amended, extended or waived if, and only if, such amendment, extension or waiver is in writing and signed on behalf of each of the Parties. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement

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or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. The waiver by any Party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

(b) Notwithstanding anything to the contrary contained herein, the FS Provisions may not be amended, supplemented, waived or otherwise modified in a manner materially adverse to any Financing Source without the prior written consent of such Financing Source that is party to a commitment letter or similar agreement with Moon (including pursuant to any joinder or amendment thereto or thereof) and no other amendment, waiver or other modification to any other provision of this Agreement that has the substantive effect of amending, supplementing, waiving or otherwise modifying any of the FS Provisions in a manner materially adverse to any Financing Source shall be effective without the consent of such Financing Source that is party to the Financing Commitment Letter (including pursuant to any joinder or amendment thereto or thereof).

Section 10.6 Notices. Any notice, request, instruction or other document required or permitted to be given hereunder by any Party to any of the other Parties shall be in writing and sent by facsimile transmission (with proof of transmission), by overnight courier (with proof of service), or by electronic mail transmission (with proof of transmission), addressed as follows:

(a) if to any of the Comet Parties:

Chicago Bridge & Iron Company N.V.

Prinses Beatrixlaan 35

2595 AK The Hague, the Netherlands

Attention: Executive Vice President and Chief Legal Officer

Email: kerry.david@cbi.com

with a copy, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Daniel A. Neff

 Mark Gordon

 Jenna E. Levine

Facsimile: (212) 403-2218  (212) 403-2343

 (212) 403-2172

Email:      DANeff@wlrk.com

 MGordon@wlrk.com

 JELevine@wlrk.com

(b) if to any of the Moon Parties:

McDermott International, Inc.

757 N. Eldridge Pkwy

Houston, Texas 77079

Attention: General Counsel

Email: jfreeman@mcdermott.com

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with a copy, which shall not constitute notice, to:

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002-4995

Attention: Ted W. Paris

 James H. Mayor

Facsimile: (713) 229-7738

 (713) 229-7849

Email:      ted.paris@bakerbotts.com

 james.mayor@bakerbotts.com

or to such other address as any Party shall specify by written notice so given. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon confirmation of successful transmission, if sent by facsimile or electronic mail transmission (provided that if given by facsimile or electronic mail transmission, delivery of such notice, request, instruction or other document shall not be effective until either (i) a duplicate copy of such facsimile or electronic mail transmission is promptly given by one of the other methods described in this Section 10.6 or (ii) the receiving Party delivers a written confirmation of receipt for such notice either by electronic mail transmission (excluding “out of office” or similar automated replies) or facsimile or any other method described in this Section 10.6); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 10.7 Governing Law.

(a) Except to the extent that the laws of the jurisdiction of organization of any Party, or any other jurisdiction, are mandatorily applicable to the Combination or to matters arising under or in connection with this Agreement, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any choice or conflicts of law provisions thereof that would result in the application of the Laws of any other jurisdiction, provided that, notwithstanding the foregoing, any matters concerning or implicating any Party’s board of directors or supervisory board will be governed by the laws that govern such Party’s incorporation or organization. Each of the Parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware (in either case, the “Delaware Court”), for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in the applicable Delaware Court) and agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns shall be brought and determined exclusively in the applicable Delaware Court. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the applicable Delaware Court for any reason other than the failure to serve in accordance with this Section 10.7, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH CONTROLLED AFFILIATE OF COMET AND EACH OF THE PARTIES IRREVOCABLY CONSENTS TO

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THE SERVICE OF PROCESS OUT OF THE APPLICABLE DELAWARE COURT IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED AIRMAIL, POSTAGE PREPAID, TO IT AT ITS ADDRESS SET FORTH IN SECTION 10.6 OF THIS AGREEMENT, SUCH SERVICE OF PROCESS TO BE EFFECTIVE UPON ACKNOWLEDGMENT OF RECEIPT OF SUCH REGISTERED MAIL. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH OF THE PARTIES EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

(b) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, EACH COMET PARTY, EACH OTHER CONTROLLED AFFILIATE OF COMET AND EACH OF THE OTHER PARTIES TO THIS AGREEMENT AGREES THAT ANY CLAIM, CONTROVERSY OR DISPUTE OF ANY KIND OR NATURE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) AGAINST ANY AGENT, ARRANGER, LENDER OR OTHER ENTITY IDENTIFIED IN THE FINANCING COMMITMENT LETTER THAT HAS COMMITTED TO PROVIDE OR ARRANGE ANY FINANCING, WHETHER BY JOINDER TO THE FINANCING COMMITMENT LETTER OR OTHERWISE, TO BE CONSUMMATED BY MOON IN CONNECTION WITH THE COMBINATION, OR ANY OF SUCH PERSON’S AFFILIATES OR ITS OR THEIR RESPECTIVE STOCKHOLDERS, MANAGERS, MEMBERS, OFFICERS, DIRECTORS, EMPLOYEES, PARTNERS, TRUSTEES, CONTROLLING PERSONS, AGENTS OR REPRESENTATIVES OR THEIR RESPECTIVE SUCCESSORS AND ASSIGNS (EACH, A “FINANCING SOURCE”) THAT IS IN ANY WAY RELATED TO THIS AGREEMENT OR THE COMBINATION, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO ANY FINANCING TO BE CONSUMMATED BY MOON IN CONNECTION WITH THE COMBINATION, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW); PROVIDED THAT (1) THE INTERPRETATION OF THE DEFINITION OF COMET MATERIAL ADVERSE EFFECT AND WHETHER OR NOT A COMET MATERIAL ADVERSE EFFECT HAS OCCURRED, (2) THE DETERMINATION OF THE ACCURACY OF ANY BUSINESS COMBINATION AGREEMENT REPRESENTATIONS (AS DEFINED IN ANY COMMITMENT LETTER RELATED TO SUCH FINANCING) AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF THE MOON PARTIES OR THEIR RESPECTIVE AFFILIATES HAVE THE RIGHT TO TERMINATE THEIR RESPECTIVE OBLIGATIONS UNDER THIS AGREEMENT, OR TO DECLINE TO CONSUMMATE THE COMBINATION PURSUANT TO THIS AGREEMENT AND (3) THE DETERMINATION OF WHETHER THE COMBINATION HAVE BEEN CONSUMMATED IN ACCORDANCE WITH THIS AGREEMENT, IN EACH CASE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED SOLELY IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

(c) Notwithstanding anything herein to the contrary, each Comet Party, each other controlled Affiliate of Comet and Moon (on behalf of itself and its Subsidiaries) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way arising out of or relating to this Agreement, the Combination or the other transactions contemplated hereby, including any dispute arising out of or relating in any way to any financing obtained by Moon in connection with the Combination or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

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Section 10.8 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT AND EACH CONTROLLED AFFILIATE OF COMET THAT IS NOT A PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMBINATION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND ANY ACTION OR PROCEEDING (WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OT OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING COMMITMENT LETTERS, THE TRANSACTIONS AND FINANCING CONTEMPLATED THEREBY OR THE PERFORMANCE THEREOF, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.8.

Section 10.9 Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, without posting any bond or other undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any action shall be brought by a Party in equity to enforce the provisions of the Agreement, no other Party shall allege or assert, and each Party hereby waives the defense, that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity. Notwithstanding anything to the contrary in this Agreement, neither Moon nor Comet shall be entitled to obtain both (i) specific performance of the other’s obligations to consummate the Combination under this Agreement and (ii) payment of the Comet Termination Fee or the Moon Termination Fee, as the case may be.

Section 10.10 Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.11 Counterparts. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument; it being understood that the Parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic image scan transmission shall be as effective as delivery of an original, manually executed counterpart of this Agreement. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 10.12 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.

Section 10.13 Interpretation; Disclosure Letters.

(a) Unless the context otherwise requires, as used in this Agreement:

(i) words describing the singular number shall include the plural and vice versa;

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(ii) words denoting any gender shall include all genders;

(iii) words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa;

(iv) the terms “hereunder,” “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this Agreement as a whole, and not to any particular Section or other provision;

(v) references to “$” shall mean U.S. dollars and “€” shall mean euros;

(vi) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(vii) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(viii) references to “written” or “in writing” include in electronic form;

(ix) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including any rules or regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and any provision constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(x) reference to any date shall be based on the date and time in New York City, based on Eastern Standard Time or Eastern Daylight Time, as in effect at the relevant time; and

(xi) reference to any agreement, document or instrument means such agreement, document or instrument, as amended or modified and in effect from time to time in accordance with the terms thereof, and shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto (but only to the extent, in the case of agreements, documents or instruments that are the subject of representations and warranties set forth herein, copies of all such addenda, exhibits, schedules or amendments have been provided to the Party to whom such representations and warranties are being made).

When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section, Exhibit or Schedule, as applicable, of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

(b) Any matter disclosed in a section of the Comet Disclosure Letter or Moon Disclosure Letter shall be deemed disclosed for the purposes of the Section of this Agreement to which such section relates and any other Sections of this Agreement to the extent it is reasonably apparent that such disclosure also qualifies or applies to such other Sections. The inclusion of any information in the Comet Disclosure Letter or the Moon Disclosure Letter, as the case may be, shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Comet Disclosure Letter or the Moon Disclosure Letter, that such information is required to be listed in the Comet Disclosure Letter or the Moon Disclosure Letter or that such items are material to the Comet Parties or the Moon Parties, as the case may be. No disclosure in the Comet Disclosure Letter or the Moon Disclosure Letter relating to any possible or alleged breach or violation of any Law or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any Party or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in the Comet Disclosure Letter or the Moon Disclosure Letter, the disclosing Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed

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or discussed therein. The headings, if any, of the individual sections of each of the Comet Disclosure Letter and the Moon Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. Each of the Comet Disclosure Letter and the Moon Disclosure Letter is qualified in its entirety by reference to specific provisions of this Agreement, and is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Comet Parties or the Moon Parties, as applicable, except as and to the extent provided in this Agreement.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Comet Disclosure Letter or the Moon Disclosure Letter, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy among the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

Section 10.14 Certain Definitions. In this Agreement:

(a) The term “Affiliate” means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of capital stock of that Person, by contract or otherwise).

(b) The term “Business Day” shall mean any day, other than a Saturday, or Sunday, on which banks are open for general business in (i) New York, New York, United States, (ii) Panama City, Panama, and (iii) Amsterdam, The Netherlands.

(c) The term “Cash” shall mean, at any time, with respect to any Person, without duplication, all cash and cash equivalents, in each case, of such Person as of such time and as calculated in accordance with GAAP.

(d) The term “Contract” means any agreement, commitment, understanding, contract, lease or sublease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, settlement agreement, franchise agreement, undertaking, covenant not to compete, license, instrument, purchase order or other legally binding arrangement, but shall not include any Comet Benefit Plan or Moon Benefit Plan.

(e) The term “Debt” shall mean, with respect to any Person, the aggregate amount of, without duplication, (i) all obligations for borrowed money, (ii) all outstanding obligations evidenced by bonds, debentures, notes or other similar instruments, including all accrued but unpaid interest thereon, (iii) all unsatisfied obligations to pay the deferred purchase price of property or services, (iv) all capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP (valued at the amount of such balance sheet liability calculated in accordance with GAAP), (v) any other obligations or liabilities which are required by GAAP to be shown as debt on a balance sheet.

(f) The term “Exchange Offer Ratio” means 2.47221, or, if the Moon Reverse Stock Split has occurred prior to the Effective Time, 0.82407.

(g) The term “Existing Comet Debt” shall mean amounts outstanding under that certain (i) Amended and Restated Revolving Credit Agreement, dated as of July 8, 2015, by and among Comet, Chicago Bridge & Iron Company (Delaware), certain subsidiaries from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, and all loan and ancillary documents relating thereto, (ii) Credit Agreement, dated as of October 28, 2013, by and among Comet, Chicago Bridge & Iron Company (Delaware), certain subsidiaries from time to time party thereto, the lenders from time to time party

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thereto, and Bank of America, N.A., as Administrative Agent, and all loan and ancillary documents relating thereto, (iii) Term Loan Agreement, dated as of July 8, 2015, among Comet, Chicago Bridge & Iron Company (Delaware), Bank Of America, N.A., as Administrative Agent, and the other parties from time to time party thereto, and all loan and ancillary documents relating thereto, (iv) Note Purchase and Guarantee Agreement, dated as of July 22, 2015, among Comet, Chicago Bridge & Iron Company (Delaware) and the purchasers party thereto, and all loan and ancillary documents relating thereto, in each case as amended, amended and restated, supplemented or otherwise modified from time to time and (v) Note Purchase and Guarantee Agreement, dated as of December 27, 2012, among Comet, Chicago Bridge & Iron Company (Delaware) and the purchasers party thereto, and all loan and ancillary documents relating thereto, in each case as amended, amended and restated, supplemented or otherwise modified from time to time.

(h) The term “Existing Moon Debt” shall mean amounts outstanding under the Amended and Restated Credit Agreement, dated as of June 30, 2017, by and among McDermott International, Inc., a syndicate of lenders and letter of credit issuers, and Crédit Agricole Corporate and Investment Bank, as administrative agent and collateral agent; the Facility Agreement, dated September 30, 2010, by and between North Ocean 105 AS, McDermott International, Inc., BNP Paribas, Credit Agricole Corporate and Investment Bank and the Banks and Financial Institutions in respect of the North Ocean 105; the indenture with respect to McDermott International, Inc.’s 8.00% senior secured notes due 2021; and the receivables factoring facility and vendor equipment financing of J. Ray McDermott de Mexico, S.A. de C.V.

(i) The term “Governmental Entity” shall mean any supranational, national (including United States), state, municipal, local or non-U.S. government, any instrumentality, subdivision, court, tribunal, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

(j) The term “made available” shall mean any document or other information that was (i) provided by one Party or its Representatives to the other Party and its Representatives prior to the date of this Agreement, (ii) included in the virtual data room of a Party at least two Business Days prior to the date of this Agreement or (iii) filed by a Party with the SEC and publicly available on EDGAR prior to the date of this Agreement.

(k) The term “Material Adverse Effect” with respect to any Person shall mean a material adverse effect on or material adverse change in the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, other than any effect or change relating to or resulting from (A) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions (including securities markets, credit markets, currency markets and other financial markets) in any country, (B) changes or conditions generally affecting the industries in which the Person operates, (C) (i) a change in the trading price of the Person’s Common Stock, any suspension of trading in the Person’s Common Stock, any ratings downgrade or change in ratings outlook for the Person or any of its Subsidiaries, or (ii) the failure of the Person to meet public projections, estimates or expectations of the Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Person to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided that, in either of cases (i) and (ii), the underlying causes of such failures may be taken into account unless such underlying cause would otherwise be excepted from this definition), (D) the announcement or the existence of, or compliance with, or taking any action required or permitted by this Agreement or the transactions contemplated hereby or any litigation referred to in Section 7.17, (E) taking any action by such Person at the written request of the Moon Parties, in the case of the Comet Parties, or of the Comet Parties, in the case of the Moon Parties, (F) any weather-related or other force majeure event, (G) changes after the date of this Agreement in GAAP or any official interpretation or enforcement thereof; (H) changes after the date of this Agreement in Laws or any official interpretation or enforcement thereof by Governmental Entities, except with respect to clauses (A), (B) and (F), to the extent that the effects of such change are disproportionately adverse to the business, properties, financial condition or results of operations of such Person, taken as a whole, as compared to other companies in the industries in which the Person and its Subsidiaries

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operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect. “Comet Material Adverse Effect” and “Moon Material Adverse Effect” mean a Material Adverse Effect with respect to Comet and Moon, respectively.

(l) The term “Net Debt” shall, with respect to any Person as of any time, mean an amount equal to (i) the Debt of such Person as of such time, minus (ii) the Cash of such Person as of such time.

(m) The term “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated association, other entity or group (as defined in the Exchange Act).

(n) The term “Subsidiary,” when used with respect to any Person, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, (i) of which such Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or (ii) any organization of which such Person is, in the case of a partnership, a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or, in the case of a limited liability company, the managing member (excluding limited liability companies in which the managing member does not have a majority of the voting interests in such limited liability company). For the avoidance of doubt, the CT Entities are Subsidiaries of Comet prior to the Closing and Subsidiaries of Moon after the Closing.

(o) The term “Tax” or “Taxes” means all net income, gross income, gross receipts, environmental, sales, use, ad valorem, transfer, value added, registration, accumulated earnings, excess profits, franchise, profits, license, withholding, payroll, employment, unemployment, social security (or similar), excise, severance, stamp, occupation, premium, property, disability, capital stock, alternative or add-on minimum, estimated, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

(p) The phrase “to the knowledge of” and similar phrases relating to knowledge of Comet or Moon, as the case may be, shall mean the actual knowledge of its executive officers and senior management set forth in Section 10.14(p) of the Comet Disclosure Letter in the case of Comet and Section 10.14(p) of the Moon Disclosure Letter in the case of Moon.

[Signature pages follow.]

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IN WITNESS WHEREOF, the Parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

MOON PARTIES:

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ David Dickson
Name:	David Dickson
Title:	President and Chief Executive Officer

MCDERMOTT TECHNOLOGY, B.V.

By:	/s/ Stuart Spence
Name:	Stuart Spence
Title:	Management Board Member

MCDERMOTT TECHNOLOGY (AMERICAS), LLC

By:	/s/ John Freeman
Name:	John Freeman
Title:	Senior Vice President, General Counsel and Corporate Secretary

MCDERMOTT TECHNOLOGY (US), LLC

By:	/s/ John Freeman
Name:	John Freeman
Title:	Senior Vice President, General Counsel and Corporate Secretary

COMET PARTIES:

CHICAGO BRIDGE & IRON COMPANY N.V.

By:	CHICAGO BRIDGE & IRON COMPANY B.V., its Managing Director

	By:	/s/ Patrick Mullen
	Name:	Patrick Mullen
	Title:	Director

COMET I B.V.

By:	CHICAGO BRIDGE & IRON COMPANY B.V., its Managing Director

	By:	/s/ Patrick Mullen
	Name:	Patrick Mullen
	Title:	Director

[Signature Page to Business Combination Agreement]

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COMET II B.V.

By:	CHICAGO BRIDGE & IRON COMPANY B.V., its Managing Director

	By:	/s/ Patrick Mullen
	Name:	Patrick Mullen
	Title:	Director

CB&I OIL & GAS EUROPE B.V.

By:	/s/ Michael S. Taff
Name:	Michael S. Taff
Title:	Director

CB&I GROUP UK HOLDINGS

By:	/s/ Luciano Reyes
Name:	Luciano Reyes
Title:	Director

CB&I NEDERLAND B.V.

By:	/s/ Michel R. Erades
Name:	Michel R. Erades
Title:	Director

[Signature Page to Business Combination Agreement]

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THE SHAW GROUP, INC.

By:	/s/ Luciano Reyes
Name:	Luciano Reyes
Title:	Director

[Signature Page to Business Combination Agreement]

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EXHIBIT A

MERGER PROPOSAL

MERGER PROPOSAL

between

Comet I B.V.

as Surviving Company Parent

and

Comet II B.V.

as Surviving Company

and

Chicago Bridge & Iron Company N.V.

as Disappearing Company

[date]

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MERGER PROPOSAL

THE UNDERSIGNED

Chicago Bridge & Iron Company B.V.

acting as the managing director of Comet I B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), having its corporate seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70283079) (the “Surviving Company Parent”).

Chicago Bridge & Iron Company B.V.

acting as the managing director of Comet II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), having its corporate seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70292019) (the “Surviving Company”).

Chicago Bridge & Iron Company B.V.

acting as the managing director of Chicago Bridge & Iron Company N.V., a public limited liability company (naamloze vennootschap), having its corporate seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 33286441) (the “Disappearing Company”).

The Surviving Company Parent, the Surviving Company and the Disappearing Company are hereinafter collectively referred to as the “Merging Companies”.

RECITALS

A.

Pursuant to the terms of a Business Combination Agreement entered into among McDermott International, Inc. (“Moon”), McDermott Technology, B.V. (“Moon Bidco”), the Merging Companies and certain other parties thereto, and dated December 18, 2017 (the “BCA”), Moon and the Disappearing Company have each determined to engage in a strategic business combination with the other to be effected through, among other transaction steps, (i) an offer (the “Exchange Offer”) to purchase (upon the terms and subject to conditions set forth in the BCA) any and all of the issued and outstanding shares in the capital of the Disappearing Company (the “Comet Shares” and each, a “Comet Share”) in exchange for the right to receive from Moon Bidco 2.47221 (or, if the Moon Reverse Stock Split (as defined in the BCA) has occurred prior to the Effective Time (as defined in the BCA), 0.82407) shares of common stock in the capital of Moon (“Moon Shares”) for each Comet Share validly tendered and not properly and timely withdrawn pursuant to the Exchange Offer and (ii) a merger between the Merging Companies followed by a transfer of all the shares in the share capital of the Surviving Company to a company directly or indirectly held by Moon.

B.

Upon the terms and subject to conditions set forth in the BCA, as part of the Core Transactions as defined in and as contemplated by the BCA, the Merging Companies wish to enter into and effect a merger within the meaning of Sections 2:309 and 2:333a of the Dutch Civil Code (“DCC”) pursuant to which (i) the Disappearing Company, as disappearing company, will merge with and into the Surviving Company, as surviving company, (ii) in principle, all assets and liabilities of the Disappearing Company shall transfer to the Surviving Company by operation of law and (iii) the Surviving Company Parent shall allot ordinary shares in its capital (“Parent Shares” and each, a “Parent Share”) to the shareholders of the Disappearing Company in accordance with the terms stipulated by this merger proposal (the “Merger”).

C.	None of the Merging Companies has been dissolved, has been declared bankrupt or has been granted a suspension of payments.

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D.	No works council has been established or is in the process of being established which would be entitled to render advice in respect of the Merger.

E.	The Surviving Company is a direct wholly-owned subsidiary (and, therefore, a group company within the meaning of Section 2:24b DCC) of the Surviving Company Parent.

MERGER PROPOSAL

Merger proposal

Article 1

It is proposed that the Merging Companies enter into the Merger in accordance with the terms stipulated by this merger proposal.

Articles of association

Article 2

2.1	The Surviving Company’s articles of association currently read as reflected in Annex A and shall not be amended in connection with the Merger.

2.2	The Surviving Company Parent’s articles of association currently read as reflected in Annex B and shall not be amended in connection with the Merger.

2.3	Each of the above-mentioned Annexes constitutes an integral part of this merger proposal.

Equivalent rights or compensation

Article 3

3.1

Consistent with the terms of the BCA, all options to acquire Comet Shares under the Disappearing Company’s equity incentive plans issued and outstanding immediately before the Merger becomes effective (the “Effective Time”) shall cease to represent a right to acquire one or more Comet Shares upon the Merger becoming effective, and shall be converted automatically into an option to acquire Moon Shares, in accordance with provisions of the BCA. The previous sentence applies mutatis mutandis to performance share awards and restricted stock unit awards that are outstanding and unvested immediately prior to the Effective Time (after giving effect to any accelerated vesting required by the terms of such awards due to the occurrence of the Effective Time) under the Disappearing Company’s equity incentive plans.

3.2

Except as set out in Article 3.1, no special rights vis-à-vis the Disappearing Company, such as a right to profit distributions or to subscribe for shares, are held by any party other than as shareholder.

3.3	No party is entitled pursuant to Section 2:320 DCC to receive an equivalent right in the Surviving Company Parent or compensation for the loss of such right.

No benefits conferred

Article 4

No benefits shall be conferred in connection with the Merger on managing directors or supervisory directors of the Merging Companies or on other parties involved in the Merger, provided that the managing directors of the Surviving Company Parent and/or the Surviving Company may be granted compensation for their services as managing directors in accordance with their respective services agreements as of the Merger becoming effective (if applicable).

Proposed composition of management boards

Article 5

5.1	Upon the Merger becoming effective, the composition of the Surviving Company Parent’s management board is intended to be composed in accordance with Section 3.3(b) of the BCA.

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5.2	Upon the Merger becoming effective, the composition of the Surviving Company’s management board is intended to be composed in accordance with Section 3.3(a) of the BCA.

Financial information

Article 6

The financial information pertaining to the Disappearing Company shall be incorporated in the annual accounts or other financial reporting of the Surviving Company as of [date].

Measures in connection with share ownership

Article 7

7.1

Pursuant to the Merger, the Surviving Company Parent shall allot Parent Shares to the Disappearing Company’s shareholders in accordance with the exchange ratio described in Article 12. These Parent Shares shall be included in the register kept by [transfer agent], acting in its capacity of transfer agent and registrar for the Surviving Company Parent for further credit to the respective (former) shareholders of the Disappearing Company entitled to such Parent Shares. The allotment of Parent Shares pursuant to the Merger shall be recorded in the Surviving Company Parent’s shareholders’ register and with the Dutch trade register.

7.2

It is not anticipated that the Parent Shares shall be admitted for trading on the New York Stock Exchange, or any other stock exchange. Holders of record of Parent Shares shall only be able to transfer their respective Parent Shares in accordance with Dutch law, pursuant to a Dutch notarial deed.

7.3

If and to the extent that any rights of pledge or usufruct vest on Comet Shares immediately before the Effective Time, those rights shall pass by operation of law to the Parent Shares allotted pursuant to the Merger in exchange for those Comet Shares pursuant to the exchange ratio described in Article 12.

Activities

Article 8

The Surviving Company does not intend to discontinue any of its current activities nor those of the Disappearing Company which it still has immediately before the Effective Time.

Approval

Article 9

9.1

The resolutions of the general meeting of shareholders of the Surviving Company and the Surviving Company Parent are not subject to approval of any of the respective corporate bodies of those Merging Companies.

9.2

The resolution of the Disappearing Company’s general meeting of shareholders to enter into the Merger, is subject to prior approval of the Disappearing Company’s supervisory board, which is given by virtue of all supervisory directors of the Disappearing Company signing this merger proposal.

Impact on goodwill and distributable reserves2

Article 10

10.1	There will be no impact of the Merger on the Surviving Company’s or the Surviving Company Parent’s goodwill.

10.2

The Surviving Company’s distributable reserves shall increase with an amount equal to the value for which the Disappearing Company’s assets and liabilities will be incorporated in the annual accounts or other financial reporting of the Surviving Company, less any increase pursuant to the Merger of the statutory reserves that must be kept by the Surviving Company pursuant to Dutch law.

[2]	Subject to confirmation.

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10.3

The Surviving Company Parent’s distributable reserves shall increase with an amount equal to the value for which the Disappearing Company’s assets and liabilities will be incorporated in the annual accounts or other financial reporting of the Surviving Company, less (i) any increase pursuant to the Merger of the statutory reserves that must be kept by the Surviving Company Parent pursuant to Dutch law and (ii) the aggregate nominal amount of the Parent Shares to be allotted pursuant to the Merger.

Shares without voting rights or profit entitlement

Article 11

None of the Merging Companies has issued non-voting shares or shares without profit entitlement. Consequently, the Merger shall have no impact on the holders of those types of shares and no compensation can be requested pursuant to Section 2:330a DCC.

Exchange ratio

Article 12

For each Comet Share not held by or for the account of any of the Merging Companies immediately before the Effective Time, the Surviving Company Parent shall allot one Parent Share to the holder of such Comet Share in the manner described in Article 7.1 (i.e., in a 1:1 exchange ratio).

Profit entitlement in the Surviving Company Parent

Article 13

Each Parent Share to be allotted pursuant to the Merger shall entitle the holder thereof to share in the Surviving Company Parent’s profits as from the Effective Time in accordance with the provisions of the Surviving Company Parent’s articles of association set out in Annex B.

Cancellation of shares

Article 14

No Parent Shares shall be cancelled at the time of the Merger pursuant Section 2:325(3) DCC.

(signature page follows)

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Management board of the Surviving Company Parent

[signature blocks]

Management board of the Surviving Company

[signature blocks]

Management board of the Disappearing Company

[signature blocks]

Supervisory board of the Disappearing Company

[signature blocks]

A-1-101

EXHIBIT B

MERGER NOTES

EXPLANATORY MEMORANDUM TO A MERGER PROPOSAL

between

Comet I B.V.

as Surviving Company Parent

and

Comet II B.V.

as Surviving Company

and

Chicago Bridge & Iron Company N.V.

as Disappearing Company

[date]

A-1-102

EXPLANATORY MEMORANDUM TO MERGER PROPOSAL

THE UNDERSIGNED

Chicago Bridge & Iron Company B.V.

acting as the managing director of Comet I B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), having its corporate seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70283079) (the “Surviving Company Parent”).

Chicago Bridge & Iron Company B.V.

acting as the managing director of Comet II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), having its corporate seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70292019) (the “Surviving Company”).

Chicago Bridge & Iron Company B.V.

acting as the managing director of Chicago Bridge & Iron Company N.V., a public limited liability company (naamloze vennootschap), having its corporate seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 33286441) (the “Disappearing Company”).

The Surviving Company Parent, the Surviving Company and the Disappearing Company are hereinafter collectively referred to as the “Merging Companies”.

RECITALS

A.

Pursuant to the terms of a Business Combination Agreement entered into among McDermott International, Inc. (“Moon”), McDermott Technology, B.V. (“Moon Bidco”), the Merging Companies and certain other parties thereto, and dated December 18, 2017 (the “BCA”), Moon and the Disappearing Company have each determined to engage in a strategic business combination with the other to be effected through, among other transaction steps, (i) an offer (the “Exchange Offer”) to purchase (upon the terms and subject to conditions set forth in the BCA) any and all of the issued and outstanding shares in the capital of the Disappearing Company (the “Comet Shares” and each, a “Comet Share”) in exchange for the right to receive from Moon Bidco 2.47221 (or, if the Moon Reverse Stock Split (as defined in the BCA) has occurred prior to the Effective Time (as defined in the BCA), 0.82407) shares of common stock in the capital of Moon (“Moon Shares”) for each Comet Share validly tendered and not properly and timely withdrawn pursuant to the Exchange Offer and (ii) a merger between the Merging Companies followed by a transfer of all the shares in the share capital of the Surviving Company to a company directly or indirectly held by Moon.

B.

Upon the terms and subject to conditions set forth in the BCA, as part of the Core Transactions as defined in and as contemplated by the BCA, the Merging Companies wish to enter into and effect a merger within the meaning of Sections 2:309 and 2:333a of the Dutch Civil Code (“DCC”) pursuant to which (i) the Disappearing Company, as disappearing company, will merge with and into the Surviving Company, as surviving company, (ii) in principle, all assets and liabilities of the Disappearing Company shall transfer to the Surviving Company by operation of law and (iii) the Surviving Company Parent shall allot ordinary shares in its capital (“Parent Shares” and each, a “Parent Share”) to the shareholders of the Disappearing Company in accordance with the terms stipulated by the merger proposal (the “Merger Proposal”) prepared in connection with such merger (the “Merger”).

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EXPLANATORY MEMORANDUM

Reasons for the Merger

Article 1

Moon and the Disappearing Company wish Moon to acquire, directly or indirectly, all of the business of the Disappearing Company. An efficient manner to transfer all of the business of the Disappearing Company is to first implement the Merger pursuant to which the Surviving Company will acquire all of the business of the Disappearing Company followed by a sale and transfer of all shares in the share capital of the Surviving Company.

Consequences for activities

Article 2

The Surviving Company does not intend to discontinue any of its current activities nor those of the Disappearing Company which it still has immediately before the Merger becomes effective (the “Effective Time”).

Economic consequences

Article 3

The Merger, in and of itself, is not expected to have material economic consequences for the Merging Companies, except for (i) the indirect acquisition by Moon of the entire business of the Disappearing Company (except for the business of the Disappearing Company that will be transferred prior to the Merger pursuant to the Comet Technology Acquisition as defined in and contemplated by the BCA) to the extent that not all Comet Shares will have been acquired by Moon Bidco pursuant to the Exchange Offer, (ii) the delisting of the Comet Shares from the New York Stock Exchange on or after the Effective Time and (iii) the allotment of Parent Shares pursuant to the Merger to former holders of Comet Shares. It is not anticipated that the Parent Shares shall be admitted for trading on the New York Stock Exchange, or any other stock exchange. Holders of record of Parent Shares shall only be able to transfer their respective Parent Shares in accordance with Dutch law, pursuant to a Dutch notarial deed.

Legal consequences

Article 4

4.1	The Merger will, inter alia, have the following consequences:

a.

the Disappearing Company, as disappearing company, will merge with and into the Surviving Company, as surviving company, and the Disappearing Company will cease to exist upon the Merger becoming effective;

b.	in principle, all assets and liabilities of the Disappearing Company shall transfer to the Surviving Company by operation of law;

c.

all shares in the capital of the Disappearing Company will lapse and the Surviving Company Parent shall allot Parent Shares to the shareholders of the Disappearing Company as described in Article 7 and Article 12 of the Merger Proposal and the other terms stipulated by the Merger Proposal.

4.2

Following the Merger, creditors of the Disappearing Company will be able to recover their claims from the Surviving Company as they could recover such claims from the Disappearing Company before the Effective Time.

4.3

Unless a counterparty of the Merging Companies exercises the right provided for under Section 2:322 DCC, contracts concluded with the Merging Companies will remain in force unchanged following the Merger, provided that contracts concluded with the Disappearing Company shall have the Surviving Company, instead of the Disappearing Company, as the contracting party with effect from the Effective Time.

A-1-104

Social consequences

Article 5

Neither the Surviving Company Parent nor the Surviving Company has any employees and neither of them shall have any employees immediately prior to the Effective Time. To the extent that the Disappearing Company will have employees immediately prior to the Effective Time, the employment or service contracts concluded with those employees, as well as their other conditions of employment or service, will remain in force unchanged following the Effective Time with the Surviving Company as the contracting party, subject to provisions of applicable law. It is anticipated that the Merger will not have material adverse implications for the interests of the employees of the Disappearing Company. No works council has been established or is in the process of being established which would be entitled to render advice in respect of the Merger.

Exchange ratio

Article 6

6.1

For each Comet Share not held by or for the account of any of the Merging Companies immediately before the Effective Time, the Surviving Company Parent shall allot one Parent Share to the holder of such Comet Share in the manner described in Article 7.1 of the Merger Proposal (i.e., in a 1:1 exchange ratio) (the “Exchange Ratio”).

6.2	The following method for determining the Exchange Ratio was applied:

a.	the Surviving Company has no assets and liabilities and is not expected to have any assets and liabilities until the Effective Time;

b.

both at the date of this explanatory memorandum and immediately before the Effective Time, the Surviving Company Parent is, and shall be, the sole shareholder of the Surviving Company and the only assets of the Surviving Company Parent are, and shall be, formed by its shareholding in the Surviving Company;

c.

the Surviving Company’s assets and liabilities immediately following the Effective Time shall have the same value [and shall be recorded in the Surviving Company’s annual accounts and other financial reporting at the same value, subject to applicable accounting methods and accounting policies,][2] as the Disappearing Company’s assets and liabilities immediately before the Effective Time;

d.

consequently, there is no necessity for determining an exact exchange ratio in relation to the Merger in order to compensate holders of Comet Shares for the loss of their respective Comet Shares by allotting a proportionate and equivalent number of Parent Shares in exchange for such Comet Shares;

e.	the above considerations result in the conclusion, that the Exchange Ratio can be, and therefore has been, determined at the Merging Companies’ discretion to be 1:1.

6.3	Because of the reasons described in Article 6.2, the Exchange Ratio is considered to be suitable and appropriate.

6.4

The method applied to determine the Exchange Ratio as described in Article 6.2 does not lead to a specific valuation. As described above, any valuation would be irrelevant for the above-mentioned method for determining the Exchange Ratio.

6.5	Because only one method was applied to determine the Exchange Ratio, the relative weight of multiple methods is not addressed in this explanatory memorandum.

6.6	No particular difficulties arose as a result of the valuation described above or the determination of the Exchange Ratio.

(signature page follows)

[2]	Subject to confirmation.

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Management board of the Surviving Company Parent

[signature blocks]

Management board of the Surviving Company

[signature blocks]

Management board of the Disappearing Company

[signature blocks]

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EXHIBIT C

FORM OF AGREEMENT FOR THE SALE AND PURCHASE OF THE SHARE OF

COMET NEWCO SUB

among

Chicago Bridge & Iron Company N.V.

as the Seller Parent

Comet I B.V.

as the Seller

McDermott Technology, B.V.1

as the Purchaser

McDermott International, Inc.

as the Purchaser Parent

and

Comet II B.V.

as the Company

Dated [●]

for the acquisition by the Purchaser of the issued share in the share capital of the Company

[1]	Purchaser party to be appropriately adjusted prior to execution of this Agreement if there is an assignment of Moon Bidco’s rights pursuant to the BCA prior to execution of this Agreement.

A-1-107

1	Definitions and interpretation	A-109

2	Sale, purchase and transfer of the Share	A-110

3	Purchase Price and payment	A-110

4	Seller’s Warranties	A-110

5	Purchaser’s Warranties	A-110

6	Breaches	A-111

7	Covenants	A-111

8	Company’s indemnities	A-111

9	Preservation of the Company	A-112

10	Third party claims	A-112

11	Cost arrangement and reimbursement	A-112

12	Miscellaneous provisions	A-113

13	Assignment and Encumbrances	A-113

14	Notary	A-113

15	Choice of law	A-114

16	Disputes	A-114

Schedule 1. Definitions and interpretation		A-117

A-1-108

SHARE SALE AND PURCHASE AGREEMENT

This share sale and purchase agreement (this “Agreement”) is entered into on [●] among:

1.

CHICAGO BRIDGE & IRON COMPANY N.V. a public limited liability company (naamloze vennootschap) organised under the laws of Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 33286441), hereinafter referred to as the “Seller Parent”;

2.

COMET I B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70283079), hereinafter referred to as the “Seller”;

3.

MCDERMOTT TECHNOLOGY, B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands, trade register number: 70303770), hereinafter referred to as the “Purchaser”;

4.	MCDERMOTT INTERNATIONAL, INC., a corporation incorporated under the laws of the Republic of Panama, hereinafter referred to as the “Purchaser Parent”; and

5.

COMET II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70292019), hereinafter referred to as the “Company”.

The parties to this Agreement are hereinafter collectively referred to as the Parties and individually as a Party.

RECITALS

A.	Seller Parent holds the issued and outstanding share in the share capital of the Seller. The Seller holds the issued and outstanding share in the share capital of the Company.

B.

Seller Parent, Seller, Purchaser Parent, the Company and certain affiliates of each of Seller Parent and Purchaser Parent have entered into a business combination agreement, dated December 18, 2017 (the “BCA”).

C.	Pursuant to Section 2.4 of the BCA, the Parties are entering into this Agreement.

NOW HEREBY AGREE AS FOLLOWS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions and interpretation

1.1.1

Capitalised terms and expressions used in this Agreement shall have the meanings ascribed thereto in part 1 of Schedule 1 (Definitions and interpretation). Any capitalized terms undefined herein shall have the meaning attributed to them in the BCA.

1.1.2	The provisions set out in part 2 of Schedule 1 (Definitions and interpretation) shall apply throughout this Agreement.

1.2	Schedules and Annexes

In this Agreement each of the Schedules and Annexes forms part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement. Any reference to this Agreement shall include all Schedules and Annexes.

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2	SALE, PURCHASE AND TRANSFER OF THE SHARE

2.1	Sale and purchase of the Share

On the terms and subject to the conditions set out in this Agreement, the Seller hereby sells the sole issued and outstanding share in the capital of the Company (the “Share”) to the Purchaser and the Purchaser hereby purchases the Share from the Seller (the “Transaction”).

2.2	Transfer of the Share and acknowledgment

Subject to and immediately after the Merger Effective Time, and in any event on the Closing Date, the Seller shall transfer the Share, and together with all rights attached to the Share, to the Purchaser and the Purchaser shall acquire and accept the Share from the Seller through the execution of the Share Sale Deed of Transfer. An agreed form of the Share Sale Deed of Transfer is attached as Exhibit E to the BCA.

3	PURCHASE PRICE AND PAYMENT

3.1	Purchase Price

3.1.1

The consideration paid for the Share (the “Purchase Price”) shall be an exchangeable note in the form of the Exchangeable Note attached as Exhibit D to the BCA, with the principal amount of such exchangeable note calculated as set forth therein (the “Exchangeable Note”).

3.1.2	The Purchase Price shall be paid at Completion.

4	SELLER’S WARRANTIES

4.1	The Seller represents and warrants (garandeert) to the Purchaser that, on the date hereof and at Completion each of the following statements is and will be true and accurate:

a.	it has all requisite power and authority to enter into and perform its obligations under this Agreement;

b.

it has the right to sell and on Completion will have the right to transfer or assign (as the case may be) to the Purchaser full legal title to and beneficial interest (volledig economisch en juridisch eigendom) in the Share on the terms and conditions set out in this Agreement;

c.	the Share constitutes the sole issued share in the Company;

d.

there are no securities, notes, bonds or other instruments convertible into or exchangeable for any equity securities or other securities of the Company and there are no rights granted relating to the issuance, sale or transfer of any equity securities or other securities of the Company;

e.	there are no voting trusts, proxies or other agreements or understandings with respect to the Share;

f.	its obligations under this Agreement constitute binding obligations in accordance with its terms; and

g.	the execution and delivery of, and the performance by it of its obligations under, this Agreement:

i.	will not result in a breach of any provision of its constitutional documents; and

ii.	will not result in a breach of any order, judgment or decree of any court or Governmental Entity to which it is a party or by which it is bound.

5	PURCHASER’S WARRANTIES

Each of the Purchaser and the Purchaser Parent represents and warrants (garandeert) to the Seller that, on the date hereof and at Completion each of the following statements is and will be true and accurate:

a.	it and has all requisite power and authority to enter into and perform its obligations under this Agreement and the Exchangeable Note;

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b.	its obligations under this Agreement constitute, and its obligations under the Exchangeable Note will constitute, when executed, binding obligations in accordance with their respective terms;

c.	the Exchangeable Note, when executed, will be duly issued and will be enforceable against Purchaser and Purchaser Parent in accordance with its terms;

d.	the execution and delivery of, and the performance by it of its obligations under, this Agreement and the Exchangeable Note:

i.	will not result in a breach of any provision of its constitutional documents; and

ii.	will not result in a breach of any order, judgment or decree of any court or Governmental Entity to which it is a party or by which it is bound.

6	BREACHES

Each Party undertakes to remedy any Breach by such breaching Party that is capable of being remedied as soon as reasonably possible following receipt of a written request with respect thereto by the other Party. The breaching Party shall not be required to pay to the other Party any damages, liabilities, losses and costs incurred by that Party or any member of its Group as a result of a Breach, unless the breaching Party fails to perform its obligation to remedy any Breach in accordance with this Clause 6.

7	COVENANTS

Each of the Seller and the Company covenant with the Purchaser that:

a.

it will execute and do, or use its commercially reasonable efforts to procure to be executed and done by any other relevant party, as the case may be, all such deeds, documents, acts and things as the Purchaser may from time to time require in order to transfer the Share to the Purchaser, or as otherwise may be necessary to give full effect to this Agreement; and

b.

it will use its commercially reasonable efforts to procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as may be necessary to give full effect to this Agreement.

Each of the Purchaser and the Purchaser Parent covenant with the Seller that:

c.

it will execute and do, or use its commercially reasonable efforts to procure to be executed and done by any other relevant party, as the case may be, all such deeds, documents, acts and things as the Seller may from time to time require in order to issue the Exchangeable Note to the Seller and perform all obligations under the Exchangeable Note, or as otherwise may be necessary to give full effect to this Agreement; and

d.

it will use its commercially reasonable efforts to procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as may be necessary to give full effect to this Agreement.

8	COMPANY’S INDEMNITIES

8.1

Subject to Completion, the Company hereby fully indemnifies, defends and holds harmless the Seller against any present and future, actual or contingent, ascertained or unascertained or disputed, or other damages, liabilities, obligations, losses, costs (including reasonable adviser fees) and fines (collectively “Losses”) arising, accruing or (to be) incurred by the Seller arising directly or indirectly from the Transaction, the Liquidation and/or Liquidation Distribution (to the extent not already covered by a specific indemnity set out in this Agreement) and any acts or omissions in connection with preparing, proposing or implementing the Transaction.

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8.2

The Company hereby undertakes to indemnify and hold harmless by way of irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet), (i) the Liquidator and (ii) the current and future managing directors of the Liquidator and the Independent Directors (the persons under (i) and (ii), an “Indemnified Party”) against Losses arising, accruing or incurred by an Indemnified Party arising directly from the Transaction, the Liquidation and/or Liquidation Distribution or in relation to the business of the Company, in each case:

a.

excluding any Losses arising, accruing or incurred as a result of fraud (bedrog), wilful misconduct (opzet) or gross negligence (grove schuld) by an Indemnified Party, as finally established by a court decision or settlement agreement;

b.	except to the extent covered by insurance and actually paid out pursuant to any insurance taken out for the benefit of an Indemnified Party; and

c.

provided that the Company will have sole control over any litigation and defenses against claims relating to any Losses for which the Indemnified Party is seeking to be indemnified hereunder, including over any correspondence, negotiations, settlements and other communications with third parties that could potentially result in litigation or Losses, and provided that such Indemnified Party will not take any action that may prejudice or affect the position in litigation without the Company’s prior written consent.

9	PRESERVATION OF THE COMPANY

9.1

From and after the Completion, the Company hereby covenants and agrees that until the completion of the Liquidation (or, if at such time there is a claim pending against the Seller or an Indemnified Party regarding the Liquidation, any longer period thereafter during which such claim will be pending), the Company will not, and will not permit any of its subsidiaries to, merge into or consolidate or amalgamate with any other person, or permit any other person to merge into or consolidate or amalgamate with it, sell, transfer, lease or otherwise dispose of all or any part of its property or assets, or issue, sell, transfer or otherwise dispose of any equity interests of any of its subsidiaries, or assume any liabilities. Each of Moon and Moon Bidco hereby covenant and agree that they will not cause or permit the Company to take any action that would be prohibited by the preceding sentence.

9.2	If, at Moon’s discretion, Moon fully and irrevocably assumes the indemnification obligations of the Company to the Indemnified Parties in Clause 8, the Company’s covenant in Clause 9.1 will lapse.

10	THIRD PARTY CLAIMS

If a third party initiates a claim against the Seller or an Indemnified Party, issues attachments (beslag) on assets of the Seller or otherwise takes actions against the Seller or an Indemnified Party in respect of any claim which the Company assumed or for which the Company indemnified the Seller or an Indemnified Party hereunder, then the Company will (and the Purchaser shall cause the Company to) assume the defence of and liability in respect of such claim and exclusively be responsible for the conduct of any defence, dispute, compromise or appeal of such claim, and at the first request of the Seller or an Indemnified Party, procure as soon as possible that any such claims are withdrawn against the Seller or an Indemnified Party, the attachment is lifted or the other actions are terminated, if reasonably necessary, by offering to provide adequate security referred to in article 6:51 of the DCC and guarantees, whether by depositing cash or entering into other arrangements, provided the kind or type of security to be provided shall be at the reasonable discretion of the Company.

11	COST ARRANGEMENT AND REIMBURSEMENT

Subject to Completion, the Company shall pay all reasonable out-of-pocket costs and expenses for external legal advisers incurred by the Seller and the Liquidator after consummation of the Transaction and until

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completion of the Liquidation in connection with the preparation, entering into and completion of the Liquidation, including fees and expenses of the Liquidator (the “Liquidation Costs and Liabilities”). The Liquidator may ask the Company for one or more reasonable advance payments for such Liquidation Costs and Liabilities. The Liquidator shall account for the Liquidation Costs and Liabilities.

12	MISCELLANEOUS PROVISIONS

12.1

Further Action. If at any time after Completion any further action is necessary or desirable in order to implement this Agreement, each Party shall at its own cost execute and deliver any further documents and take all such necessary action as may reasonably be requested by another Party.

12.2	Binding effect. This Agreement shall not have any binding effect until each Party has validly signed this Agreement.

12.3

Invalid provisions. In the event that a provision of this Agreement is null and void or unenforceable (either in whole or in part), the remainder of this Agreement shall continue to be effective to the extent that, given this Agreement’s substance and purpose, such remainder is not inextricably related to the null and void or unenforceable provision. The Parties shall make every effort to reach agreement on a new provision which differs as little as possible from the null and void or unenforceable provision, taking into account the substance and purpose of this Agreement.

12.4	Amendment. No amendment to this Agreement shall have any force or effect unless and until it is in writing and signed by each of the Parties.

12.5	Costs. Except as provided otherwise in this Agreement, each Party shall bear its own costs in connection with the preparation, negotiation, implementation and signing of this Agreement.

12.6	Consequences of termination. This agreement may be terminated only by the written agreement of the Purchaser and the Seller.

12.7	No implied waiver. Any waiver under this Agreement must be given by notice to that effect.

12.8

No forfeit of rights. Where a Party does not exercise any right under this Agreement (which shall include the granting by a Party to any other Party of an extension of time in which to perform its obligations under any provision hereof), this shall not be deemed to constitute a forfeit of any such rights (rechtsverwerking). The rights of each Party under this Agreement may be exercised as often as necessary and are cumulative and not exclusive of rights and remedies provided by law.

12.9	Counterparts. This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

12.10	Notifications. Section 10.6 of the BCA shall apply mutatis mutandis.

13	ASSIGNMENT

No Party may assign any of its rights or transfer any of the obligations under this Agreement or any interest therein (including by means of statutory merger or demerger), without the prior written consent of the other Parties, except that if Moon Bidco assigns its rights and obligations under the BCA relating to the Exchange Offer to a Moon Bidco Assignee in accordance with the terms of the BCA (i) Moon Bidco shall assign this Agreement to such Moon Bidco Assignee and (ii) the other Parties hereby give their consent for such assignment.

14	NOTARY

With reference to the Rules of Professional Conduct (Verordening beroeps- en gedragsregels) of the Royal Dutch Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie) all parties expressly

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agree that (i) De Brauw Blackstone Westbroek N.V. acts as counsel to the Seller in connection with, or acts as counsel for or on behalf of the Seller in the event of any dispute relating to, this Agreement or any notarial deeds related to this Agreement, and (ii) the Notary may execute any notarial deeds related to this Agrement even though the Notary works at De Brauw Blackstone Westbroek N.V. as civil law notary or deputy civil law notary.

15	CHOICE OF LAW

This Agreement shall be exclusively governed by and construed in accordance with Dutch law.

16	DISPUTES

The Parties irrevocably agree that any dispute in connection with this Agreement shall be finally and exclusively settled by the courts of Amsterdam, the Netherlands, without prejudice to a Supreme Court appeal (cassatie).

[Signature pages follow]

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Signature pages

For and on behalf of Chicago Bridge & Iron Company N.V.

By:	By:
Title:	Title:
For and on behalf of Comet I B.V.

By:	By:
Title:	Title:
For and on behalf of Comet II B.V.

By:	By:
Title:	Title:

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For and on behalf of McDermott Technology, B.V.

By:	By:
Title:	Title:

For and on behalf of McDermott International, Inc.

By:	By:
Title:	Title:

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Schedule 1. Definitions and interpretation

Part 1 Definitions

The following capitalised terms and expressions in this Agreement shall have the following meanings:

“Agreement”	means this share sale and purchase agreement, as defined in the introduction to this Agreement

“Annex”	means an annex to this Agreement

“Breach”	means any Seller’s warranties included in Clause 4 or any Purchaser’s warranties in Clause 5 of this Agreement not being true, accurate and not misleading

“BCA”

the Business Combination Agreement entered into on December 18, 2017, by the Seller, the Seller Parent, the Purchaser Parent, the Purchaser, Moon U.S. CT Acquiror 1, Moon U.S. CT Acquiror 2, Comet Newco Sub, Comet Technology Seller 1, Comet Technology Seller 2, Comet Technology Seller 3 and Comet Technology Seller 4

“Completion”	means the completion of the Transaction on the Closing Date

“Company”

means Comet II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70292019)

“DCC”	means the Dutch Civil Code (Burgerlijk Wetboek)

“Exchangeable Note”	shall have the meaning set out in Clause 3.1.1

“Indemnified Party”	shall have the meaning set out in Clause 8.1

“Liquidation Costs and Liabilities”	shall have the meaning set out in Clause 11

“Losses”	shall have the meaning set out in Clause 8.1

“Notary”	means any civil law notary (notaris) of De Brauw Blackstone Westbroek N.V., or any of its deputies

“Parties”	means the parties to this Agreement

“Purchaser Parent”	means McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama

“Purchase Price”	shall have the meaning set out in Clause 3.1

“Purchaser”

means McDermott Technology, B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands, trade register number: 70303770)

“Seller”

means Comet I B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 70283079)

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“Seller Parent”

means Chicago Bridge & Iron Company N.V., a public limited liability company (naamloze vennootschap) organised under the laws of Netherlands, having its statutory seat in Amsterdam, the Netherlands (address: Prinses Beatrixlaan 35, 2595 AK, The Hague, the Netherlands, trade register number: 33286441)

“Share”	shall have the meaning set out in Clause 2.1

“Transaction”	shall have the meaning set out in Clause 2.1

Part 2 Provisions

For the purpose of this Agreement:

a.	Gender and number Words denoting the singular shall include the plural and vice versa, unless specifically defined otherwise. Words denoting one gender shall include another gender.

b.

Reference to include The words “include”, “included” or “including” are used to indicate that the matters listed are not a complete enumeration of all matters covered and will be construed as meaning as “including without limitation” except to the extent specifically provided otherwise in this Agreement.

c.	Headings The headings are for convenience or reference only and are not to affect the construction of this Agreement or to be taken into consideration in the interpretation of this Agreement.

d.	Clauses, Recitals, Schedules, etc. Unless otherwise stated, Clause, Recital, Schedule or Annex means a clause (including all subclauses), a recital, a Schedule or an Annex in or to this Agreement.

e.

Days Unless the context clearly indicates a contrary intention, when any number of days is prescribed in this Agreement, it must be calculated exclusively of the first and inclusively of the last day unless the last day falls on a day other than a Business Day, in which case the last day will be the next succeeding day which is a Business Day.

f.

Drafting party No provision of this Agreement shall be interpreted adversely against a Party solely because that Party was responsible for drafting that particular provision. It is acknowledged that representatives of each Party have participated in the drafting and negotiation of this Agreement.

g.

Language If there is a discrepancy between an English language word and a Dutch language word used to clarify it and then to the extent of the conflict only, the meaning of the Dutch language word shall prevail.

h.

Documents A reference to any document referred to in this Agreement is a reference to that document as amended, varied or supplemented (other than in breach or the provisions of this Agreement) from time to time.

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EXHIBIT D

FORM OF EXCHANGEABLE NOTE

Form of Exchangeable Note to be entered into between Moon Bidco,

Comet Newco and, for the purposes set forth therein, Moon

(this Exchangeable Note)

[●]

Subject to the terms and conditions of this Exchangeable Note, for value received, Moon Bidco1 hereby promises to deliver Comet Newco, or its successors or permitted assigns (each, a “Holder”), [●] shares of Moon Common Stock2 (the “Principal Amount”) on [●], 20[●] (the “Maturity Date”). Interest shall not accrue on this Exchangeable Note.

This Exchangeable Note has been issued pursuant to that certain Business Combination Agreement by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V., CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V., and The Shaw Group, Inc., dated as of December 18, 2017 (the “BCA”) and that certain Share Sale Agreement, by and among Moon, Moon Bidco, Comet, Comet Newco and Comet Newco Sub, dated as of [●], 2018. Unless otherwise defined herein, all capitalized terms used in this Exchangeable Note shall have the respective meanings given such terms in the BCA.

The following is a statement of the rights of each Holder and the terms and conditions to which this Exchangeable Note is subject, and to which each Holder, by the acceptance of this Exchangeable Note, and each of Moon, Moon Bidco and Comet Newco, by executing this Exchangeable Note, agrees:

1.

Exchangeable Note – This Exchangeable Note will rank pari passu with all other unsubordinated indebtedness of Moon Bidco. Delivery of the Principal Amount shall be made without any set off or counterclaim.

2.

Assignability – None of the rights, interests or obligations under this Exchangeable Note may be assigned, transferred, subdivided or otherwise negotiated by a Holder without the prior written consent of Moon Bidco, except that this Exchangeable Note (i) may be assigned, transferred, subdivided or otherwise negotiated (A) by Comet Newco pursuant to a liquidation distribution, (B) by Comet Newco to Moon or any of its Subsidiaries, and (C) as set forth in Section 4 of this Exchangeable Note, and (ii) may be deposited with the Exchange Agent as set forth herein. Moon and its Subsidiaries (other than Comet Newco) are collectively referred to as the “Affiliate Shareholders.”

3.

Payment – On the Maturity Date, unless the Mandatory Exchange (as defined below) has been completed, Moon Bidco shall deliver to the Holder(s) the Principal Amount. There will be no coupon or other interest accruing or payable in respect of this Exchangeable Note.

4.

Exchangeable Note Split. Immediately following the Share Sale Effective Time, this Exchangeable Note shall automatically be split into two Exchangeable Notes, one of which shall be the “Moon Component Note” and the other of which shall be the “Legacy Comet Component Note.” The Moon Component Note shall give the Holder(s) thereof an entitlement to receive a number of shares of Moon Common Stock equal to the product of the Principal Amount multiplied by the percentage of outstanding shares of Comet Newco owned at such time by Affiliate Shareholders. The Legacy Comet Component Note shall give the Holder(s) thereof an entitlement to receive a number of shares of Moon Common Stock equal to the product of the Principal Amount multiplied by the percentage of outstanding shares of Comet Newco owned at such time by all Persons who are not Affiliate Shareholders (the “Public Shareholders”). The Moon Component Note and the Legacy Comet Component Note need not be represented by separate physical notes, but Moon

[1]	Note: issuing party to be appropriately adjusted prior to execution of this Exchangeable Note if there is an assignment of Moon Bidco’s rights pursuant to the BCA.

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Bidco shall issue two separate physical instruments in connection with such split if requested by Comet Newco. As soon as any of the Affiliate Shareholders becomes the holder of the Moon Component Note, the Moon Component Note shall immediately terminate and any right thereunder shall be extinguished and no longer due.

5.

Deposit and Exchange. Immediately following the split of this Exchangeable Note into two instruments, Comet Newco shall deposit the Legacy Comet Component Note with the Exchange Agent. Upon receipt by the Exchange Agent of the Legacy Comet Component Note, the Legacy Comet Component Note shall automatically and mandatorily, and without further action by any Person, be exchanged into a number of shares of Moon Common Stock (which shares shall have been previously deposited with the Exchange Agent by Moon pursuant to Section 10 of this Exchangeable Note) equal to the product of (x) the Exchange Offer Ratio (as defined in the BCA) and (y) the number of shares of Comet Newco held by the Public Shareholders at such time (the “Mandatory Exchange”). Upon completion of the Mandatory Exchange, the Legacy Comet Component Note shall, as of such date, be deemed fully paid and the indebtedness represented thereby shall be deemed fully satisfied.

6.

Pre-Liquidation Distribution Exchange Agent Actions. Immediately following the Share Sale Effective Time, Comet Newco shall advise the Exchange Agent in writing of (A) the number of shares of Moon Common Stock to which each Public Shareholder is entitled pursuant to the Liquidation Distribution (prior to giving effect to any tax withholding) (the “Gross Number”) and (B) the amount of Dutch dividend withholding tax, if any, required to be withheld in respect of the delivery of the Gross Number of shares of Moon Common Stock to each Comet Public Shareholder pursuant to the Liquidation Distribution (such communicated amount the “Aggregate Withholding Amount” and the amount of Dutch dividend withholding tax to be withheld per Public Shareholder, the “Individual Withholding Amount”). Pursuant to, and as further described in, this Section 6 and Section 7, as soon as reasonably possible after the Share Sale Effective Time, Comet Newco shall cause the Exchange Agent, and the Exchange Agent shall be authorized, acting as agent of Comet Newco, to sell, in one or more transactions for the benefit of the Public Shareholders, such number of shares of Moon Common Stock to which the Public Shareholders would otherwise be entitled as is necessary to obtain net cash proceeds as close as possible to, but no less than, the Aggregate Withholding Amount (the “Moon Common Stock Sale”). In the event that the cash proceeds obtained by the Exchange Agent pursuant to this Section 6 exceed the Aggregate Withholding Amount, such surplus cash proceeds shall be paid to the Public Shareholders on a pro rata basis consistent with the procedures for payment of cash in lieu of fractional shares, provided that Moon shall be entitled to any such surplus if the amount is de minimis.

7.

Share Delivery and Dutch Dividend Withholding Tax. As soon as reasonably practicable after the completion of the Moon Common Stock Sale, Comet Newco shall (i) in respect of all Affiliate Shareholder(s) owning shares in Comet Newco, effect the Liquidation Distribution by delivering the Moon Component Note to such Affiliate Shareholder(s), and (ii) in respect of Public Shareholders, cause the Exchange Agent to effect the Liquidation Distribution in accordance with the BCA and the terms of this Exchangeable Note. On behalf of Comet Newco, the Exchange Agent shall (x) deliver to each Public Shareholder a number of shares of Moon Common Stock equal to (a) the product of (i) the Exchange Offer Ratio and (ii) the number of shares of Comet Newco held by such shareholder at such time (with cash paid in lieu of any fractional shares of Moon Common Stock pursuant to Section 8) minus (b) the number of shares of Moon Common Stock sold pursuant to the Moon Common Stock Sale, if any, in respect of such Public Shareholder’s Individual Withholding Amount pursuant to Section 6, and (y) pay aggregate net cash proceeds from such Moon Common Stock Sale in an amount equal to the Aggregate Withholding Amount to the Dutch taxing authority in satisfaction of Comet Newco’s obligation to withhold and remit Dutch dividend withholding tax in respect of the Liquidating Distribution under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). To the extent possible, the Liquidation Distribution shall be imputed to paid-in capital (nominaal aandelenkapitaal en agioreserve) recognized for Dutch Dividend withholding tax purposes and not retained earnings (winstreserve), as each such term is defined under applicable accounting principles. Banks may charge administrative costs to Public Shareholders in relation to the transfer of the Liquidation Distribution to their accounts, for which no compensation will be paid to such Public Shareholders. For the avoidance of doubt, each Public Shareholder that receives the number of shares of Moon Common Stock such Public Shareholder is entitled to in accordance with the second

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sentence of this Section 7 and any cash in lieu of any fractional shares pursuant to Section 8 of the Exchangeable Note, shall (1) be deemed to have received the number of shares of Moon Common Stock equal to the product of the Exchange Offer Ratio and the number of shares of Comet Newco held by such shareholder (including any such shares of Moon Common Stock sold in respect of such Public Shareholder’s Individual Withholding Amount pursuant to the Moon Common Stock Sale) and (2) thereafter have no further right to receive cash, shares of Moon Common Stock or any other consideration in respect of this Exchangeable Note.

8.

Fractional Shares. The number of shares of Moon Common Stock required to be issued in the Mandatory Exchange shall be rounded up to the nearest whole share. The Exchange Agent shall aggregate all fractional shares of Moon Common Stock that any Public Shareholder would, but for this Section 8, be entitled to receive pursuant to Section 7 (such aggregated number of shares, the “Aggregated Fractional Shares”) and sell the Aggregated Fractional Shares in transactions for the benefit of such Public Shareholders. The quotient obtained by dividing (x) the aggregate proceeds received by the Exchange Agent pursuant to the immediately preceding sentence by (y) the number of Aggregated Fractional Shares is referred to as the “Average Share Price.” No fractional shares of Moon Common Stock shall be issued to Public Shareholders in the Liquidation Distribution, and in lieu thereof, each Public Shareholder that would otherwise be entitled to a fractional share of Moon Comet Stock (after aggregating all shares of Comet Newco of which such Public Shareholder is a record holder) will be paid an amount in cash, rounded down to the nearest cent, equal to (i) the amount of the fractional share interest in Moon Common Stock to which such Public Shareholder would, but for this Section 8, be entitled and (ii) the Average Per Share Price, net of any applicable tax withholding. Moon shall be entitled to receive any remaining proceeds of the sale of the Aggregated Fractional Shares after payment of such proceeds to the Public Shareholders in accordance with this Section 8 and any applicable withholding tax.

9.

Adjustments. If at any time during the period between the Effective Time and the Mandatory Exchange, any change in the number or type of outstanding shares of Moon Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period (other than the reverse stock split contemplated by the Moon Reverse Stock Split Articles Amendment, to the extent such stock split is already reflected in the Exchange Offer Ratio), the Exchange Offer Ratio shall be appropriately adjusted to provide the same economic effect as contemplated by this Exchangeable Note prior to such event.

10.

Moon Undertakings. Moon undertakes, covenants and represents to Comet Newco, Moon Bidco and the Holders as follows: (1) prior to the execution of this Exchangeable Note, Moon deposited with the Exchange Agent a number of shares of Moon Common Stock sufficient to permit the completion of the Mandatory Exchange in full and such shares have been duly authorized and validly issued, are fully paid and nonassessable and are and will be available in order to complete the Mandatory Exchange, (2) Moon shall cause such shares to remain on deposit with the Exchange Agent and available for use in the Mandatory Exchange, in each case at all times prior to completion of the Mandatory Exchange, and (3) Moon shall take all actions necessary to cause its Subsidiaries (excluding Comet Newco, to the extent Comet Newco is a Subsidiary of Moon at such time; provided that Moon shall not interfere with or impede Comet Newco’s actions relating to its agreements, obligations and responsibilities under this Exchangeable Note) to fully perform all of their agreements, obligations and responsibilities under this Exchangeable Note.

11.

Stockholders. Holders of Exchangeable Notes and shareholders of Comet Newco shall have the right to rely on and enforce the provisions of this Exchangeable Note against Moon and Moon Bidco until payment or satisfaction of this Exchangeable Note in full is made as set forth in this Exchangeable Note.

12.

Governing Law. This Exchangeable Note and all actions arising out of or in connection with this Exchangeable Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of Delaware, without giving effect to the conflicts of law provisions of Delaware or any other state.

13.	Amendments. This Exchangeable Note may not be amended except with the written consent of Public Shareholders holding a majority of the shares of Comet Newco held by the Public Shareholders.

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IN WITNESS WHEREOF, the Parties have executed this Note and caused the same to be duly delivered on their behalf on the day and year first written above.

McDermott International, Inc.

By:
Name:
Title:

McDermott Technology, B.V.

By:
Name:
Title:

Comet I B.V.

By:
Name:
Title:

[Signature Page to Exchangeable Note]

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EXHIBIT E

FORM OF SHARE SALE DEED OF TRANSFER

DEED OF TRANSFER

COMET II B.V.

On the [●] day of [●] two thousand and [●], appears before me, [●], civil law notary in Amsterdam: [●],

acting for the purposes of this document with written powers of attorney from:

1.

Comet I B.V., a private limited liability company, with corporate seat in Amsterdam, the Netherlands, address at Prinses Beatrixlaan 35, 2595 AK The Hague, the Netherlands and Trade Register number 70283079 (the “Transferor”);

2.

McDermott Technology, B.V., a private limited liability company, with corporate seat in Amsterdam, the Netherlands, address at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands and Trade Register number 70303770 (the “Transferee”); and

3.

Comet II B.V., a private limited liability company, with corporate seat in Amsterdam, the Netherlands, address at Prinses Beatrixlaan 35, 2595 AK The Hague, the Netherlands and Trade Register number 70292019 (the “Company”).

The person appearing

DECLARES THAT,

Definitions.

Article 1.

In this Deed the following definitions shall apply:

Consideration	:	the consideration for the present transfer of the Share as specified in clause 3 of the SSA.

Deed	:	this deed of transfer.

Parties	:	the parties to this Deed.

SSA		the share sale agreement entered into between the Parties and dated [date], a copy of which will be attached (without the accompanying annexes) to this Deed as an annex.

Share	:	one (1) ordinary share in the capital of the Company, having a nominal value of one eurocent (EUR 0.01).

Share sale agreement.

Article 2.

Pursuant to the SSA, the Transferor sold the Share to the Transferee and the Transferee purchased the Share from the Transferor.

Acquisition of the share.

Article 3.

The Transferor acquired the Share by means of an issue by the Company to the Transferor pursuant to the deed of incorporation of the Company, executed on the thirteenth day of December two thousand and seventeen before professor M. van Olffen, civil law notary in Amsterdam.

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Consideration.

Article 4.

The manner of settlement of the Consideration is set out in clause 3 of the SSA.

Share transfer restrictions.

Article 5.

The Company’s articles of association provide that the transferability of shares is not subject to any restrictions.

Transfer.

Article 6.

In satisfaction of their respective obligations under the SSA, the Transferor hereby transfers the Share to the Transferee and the Transferee hereby accepts the Share from the Transferor.

Account and risk.

Article 7.

The Share shall be for the account and risk of the Transferee as of the date of this Deed.

No rescission or nullification.

Article 8.

The Transferor and the Transferee waive the right to rescind or nullify, or commence legal proceedings to rescind, nullify or amend, on any ground whatsoever, the SSA and any other agreements underlying the present transfer of the Share.

Acknowledgement.

Article 9.

The Company has taken cognisance of and hereby acknowledges the present transfer of the Share and shall enter such transfer in its register of shareholders promptly following the execution of this Deed.

Choice of law and jurisdiction.

Article 10.

This Deed shall be governed by and construed in accordance with the laws of the Netherlands. Any dispute arising in connection with this Deed shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam.

De Brauw’s involvement.

Article 11.

With reference to the Rules of Professional Conduct (Verordening beroeps- en gedragsregels) of the Royal Dutch Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie), all parties expressly agree that (i) De Brauw Blackstone Westbroek N.V. acts as counsel to the Transferor in connection with, or acts as counsel for or on behalf of the Transferor in the event of any dispute relating to this Deed or any related agreement, and (ii) the civil law notary mentioned in the preamble of this Deed is executing this Deed even though he works at De Brauw Blackstone Westbroek N.V. as civil law notary.

The written powers of attorney to the person appearing are evidenced by three (3) private instruments, which are attached to this Deed.

The original copy of this Deed was executed in Amsterdam, on the date mentioned at the top of this Deed. I summarised and explained the substance of the Deed. I also stated what consequences the contents of the Deed have for all or some of the parties. The individual appearing before me confirmed having taken note of the Deed’s contents and having agreed to a limited reading of the Deed. I then read out those parts of the Deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the Deed.

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Annex A-2

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT AND

PARTIAL ASSIGNMENT AND ASSUMPTION

OF BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT AND PARTIAL ASSIGNMENT AND ASSUMPTION OF BUSINESS COMBINATION AGREEMENT (this “Amendment and Partial Assignment”), dated as of January 24, 2018, is by and among McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“Moon”), McDermott Technology, B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Moon (“Moon Bidco”), McDermott Technology (Americas), LLC, a Delaware limited liability company and a wholly owned subsidiary of Moon (“U.S. Acquiror 1”), McDermott Technology (US), LLC, a Delaware limited liability company and a wholly owned subsidiary of Moon (“U.S. Acquiror 2”, and, together with Moon, Moon Bidco and U.S. Acquiror 1 the “Original Moon Parties”), McDermott Technology (2), B.V., a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of Moon (“Moon Bidco 2”), McDermott Technology (3), B.V., a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of Moon (“Moon Bidco 3” and, together with Moon Bidco 2 and the Original Moon Parties, the “Moon Parties”), Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Comet”), Comet I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet (“Comet Newco”), Comet II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet Newco (“Comet Newco Sub”), CB&I Oil & Gas Europe B.V., a company incorporated under the laws of the Netherlands and an indirect, wholly owned subsidiary of Comet (“CT Seller 1”), CB&I Group UK Holdings, a private limited company incorporated in and registered in England and Wales and an indirect, wholly owned subsidiary of Comet (“CT Seller 2”), CB&I Nederland B.V., a company incorporated under the laws of the Netherlands and an indirect, wholly owned subsidiary of Comet (“CT Seller 3”), and The Shaw Group, Inc., a Louisiana corporation and an indirect, wholly owned subsidiary of Comet (“CT Seller 4” and, together with CT Seller 1, CT Seller 2 and CT Seller 3, the “CT Sellers”; and the CT Sellers, together with Comet, Comet Newco and Comet Newco Sub, the “Comet Parties”). The Original Moon Parties and the Comet Parties are referred to in this Amendment and Partial Assignment as the “Original Parties” and the Moon Parties and the Comet Parties are referred to in this Amendment and Partial Assignment as the “Parties.”

RECITALS

WHEREAS, the Original Moon Parties and the Comet Parties entered into that certain Business Combination Agreement dated as of December 18, 2017 (the “Original Business Combination Agreement”);

WHEREAS, Moon Bidco 2 and Moon Bidco 3 are wholly owned subsidiaries of Moon;

WHEREAS, the Parties are entering into this Amendment and Partial Assignment to (i) identify Moon Bidco 3 as the entity previously described as an entity to be formed and referred to as Moon Bidco Sub, (ii) make certain other amendments to the Original Business Combination Agreement and (iii) provide for the assignment of certain rights and obligations of Moon Bidco to Moon Bidco 2 in accordance with Section 10.3 of the Original Business Combination Agreement;

WHEREAS, Moon Bidco desires to assign, and Moon Bidco 2 desires to accept, a portion of Moon Bidco’s rights and obligations under the Original Business Combination Agreement as more particularly set forth herein;

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NOW THEREFORE, for and in consideration of the premises and mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

AGREEMENT

Section 1.    Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Original Business Combination Agreement.

Section 2.    Amendments to the Original Business Combination Agreement.

(a) The parties hereby amend the Original Business Combination Agreement to add Moon Bidco 2 and Moon Bidco 3 as additional Moon Parties and as additional Parties so that each reference to the Moon Parties and the Parties shall be deemed to include Moon Bidco 2 and Moon Bidco 3, effective as of the date of this Amendment and Partial Assignment.

(b) The parties hereby amend the Original Business Combination Agreement to amend and restate clause (i) of the fifth paragraph of the Recitals in its entirety as follows:

(i) Moon Bidco 2 shall acquire from CT Seller 1 (A) 100% of the issued and outstanding equity interests (the “CT Entity 1 Equity Interests”) of Limited Liability Company “CB&I Technology”, a Russian company and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 1”), (B) 100% of the issued and outstanding equity interests (the “CT Entity 2 Equity Interests”) of CB&I Lummus Engineering & Technology China Co. Ltd., a limited liability company incorporated in the People’s Republic of China and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 2”), (C) if the Works Council Consultation Procedure has been completed at the CT Effective Time, 100% of the issued and outstanding equity interests (the “CT Entity 3 Equity Interests”) of Lummus Technology Heat Transfer B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 3”), and (D) 100% of the issued and outstanding equity interests (the “CT Entity 4 Equity Interests”) of CB&I Lummus GmbH, a German GmbH and a direct wholly owned subsidiary of CT Seller 1 (“CT Entity 4”),

(c) The parties hereby amend the Original Business Combination Agreement to amend and restate clause (iv) of the fifth paragraph of the Recitals in its entirety as follows:

(iv) if the Works Council Consultation Procedure has been completed at the CT Effective Time, McDermott Technology (3), B.V. (“Moon Bidco Sub” and, together with each of the Moon Parties, the “Moon Entities”)) shall acquire from CT Seller 3 14.89% of the issued and outstanding equity interests (the “CT Entity 6 Equity Interests B” and, together with the CT Entity 6 Equity Interests A, the “CT Entity 6 Equity Interests”) of CT Entity 6 (CT Entity 1, CT Entity 2, CT Entity 4 and CT Entity 5, and if the Comet Works Council Consultation Procedure has been completed at the CT Effective Time, CT Entity 3 and CT Entity 6, are collectively referred to as the “Comet Technology Non-U.S. Entities”);

(d) The parties hereby amend the Original Business Combination Agreement to add new paragraphs to the Recitals immediately prior to the last paragraph thereof as follows:

WHEREAS, each of Moon Bidco 2 and Moon Bidco Sub is a wholly owned subsidiary of Moon newly formed for the purpose of completing the transactions contemplated by this Agreement;

WHEREAS, the sole shareholder of Moon Bidco 2, acting by written resolution, (i) determined that it is in the best interests of Moon Bidco 2 and its business, taking into account the interests of

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its sole shareholder and other stakeholders, to enter into this Agreement and (ii) approved this Agreement and Moon Bidco 2’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein;

WHEREAS, the sole shareholder of Moon Bidco Sub, acting by written resolution, (i) determined that it is in the best interests of Moon Bidco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement and (ii) approved this Agreement and Moon Bidco Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein;

WHEREAS, Moon Bidco, as the sole shareholder of each of Moon Bidco 2 and Moon Bidco Sub, has approved this Agreement and the consummation of the transactions contemplated hereby, by written resolution;

(e) The parties hereby amend the Original Business Combination Agreement to amend and restate clause (a) of Section 2.2 in its entirety as follows:

(a) Moon Bidco shall (and Moon shall cause Moon Bidco to) commence (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Exchange Offer promptly after the Form S-4 shall have been filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Moon Bidco and Moon shall comply in all material respects with all applicable Laws in connection with the Exchange Offer. The obligation of Moon Bidco to accept for exchange, and the obligation of Moon to issue shares of Moon Common Stock to Moon Bidco to offer in exchange for, any shares of Comet Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer shall be subject only to the satisfaction (or waiver by the Party or Parties entitled to the benefit of such Closing Condition as and to the extent contemplated by Article 8) of the conditions set forth in Article 8 (the “Closing Conditions”); provided, however, that if either Party waives any Closing Condition for purposes of this Section 2.2(a), such Closing Condition shall be deemed waived by such Party for all purposes under this Agreement; provided further, for the sake of clarity, that (x) Moon Bidco shall in no event accept shares of Comet Common Stock in the Exchange Offer without seeking to complete the Core Transactions promptly thereafter pursuant to Section 1.2 and otherwise in accordance with this Agreement and (y) if Moon Bidco accepts shares in the Exchange Offer in accordance with the terms of this Agreement, then the Parties shall complete the actions contemplated hereby with respect to the Core Transactions promptly thereafter (and in any event on the Closing Date, other than the Liquidation Distribution, which shall occur on the Closing Date or as soon as practicable thereafter) pursuant to Section 1.2 and otherwise in accordance with this Agreement. The date on which Moon Bidco commences the Exchange Offer is referred to as the “Exchange Offer Commencement Date.”

(f) The parties hereby amend the Original Business Combination Agreement to add the following as Section 6.2(f):

The Moon Bidco 2 Board, acting by written resolution, (i) determined that it is in the best interests of Moon Bidco 2 and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Moon Bidco 2’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Moon Bidco, as the sole shareholder of Moon Bidco 2, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein, by written consent.

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(g) The parties hereby amend the Original Business Combination Agreement to add the following as Section 6.2(g):

The Moon Bidco Sub Board, acting by written resolution, (i) determined that it is in the best interests of Moon Bidco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Moon Bidco Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein. Moon Bidco, as the sole shareholder of Moon Bidco Sub, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein, by written consent.

(h) The parties hereby amend the Original Business Combination Agreement to add the following to Section 6.25:

Moon indirectly owns all of the outstanding shares of capital stock of Moon Bidco 2 and Moon Bidco Sub. Each of Moon Bidco 2 and Moon Bidco Sub has been organized solely for the purpose of effecting the Combination and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

Section 3.    Partial Assignment. In accordance with Section 10.3 of the Original Business Combination Agreement, Moon Bidco hereby assigns to Moon Bidco 2 any and all of Moon Bidco’s rights and obligations with respect to the Comet Technology Acquisition, including the acquisition (i) from CT Seller 1 of all of the CT Seller 1 Acquired Interests and (ii) from CT Seller 2 of all of the CT Seller 2 Acquired Interests, in each case in accordance with the provisions of Article II of the Original Business Combination Agreement.

Section 4.    Acceptance and Assumption. Moon Bidco 2 hereby accepts and agrees to assume any and all of Moon Bidco’s rights and obligations with respect to the Comet Technology Acquisition, including the acquisition (i) from CT Seller 1 of all of the CT Seller 1 Acquired Interests and (ii) from CT Seller 2 of all of the CT Seller 2 Acquired Interests, with the same force and effect as if Moon Bidco 2 had been a party to the Original Business Combination Agreement.

Section 5.    Representations and Warranties. Each of the parties hereby represents and warrants to the other parties that: (a) such party has all necessary corporate or similar power and authority to execute and deliver this Amendment and Partial Assignment and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Amendment and Partial Assignment and the consummation by such party of the transactions contemplated by this Amendment and Partial Assignment have been duly authorized by all requisite corporate or similar action on behalf of such party; and (c) this Amendment and Partial Assignment has been duly executed and delivered by such party and constitutes the valid and legally binding obligation of such party, enforceable against such party in accordance with its terms. The Moon Parties, jointly and severally, represent and warrant to the Comet Parties that: (a) Moon indirectly owns all of the outstanding shares of capital stock of Moon Bidco 2 and Moon Bidco 3; (b) each of Moon Bidco 2 and Moon Bidco 3 has been organized solely for the purpose of effecting the Combination and the other transactions contemplated by the Original Business Combination Agreement (as amended by this Amendment and Partial Assignment); (c) each of Moon Bidco 2 and Moon Bidco 3 has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Amendment and Partial Assignment, the performance of its covenants and agreements hereunder and under the Original Business Combination Agreement and matters ancillary thereto; (d) each of Moon Bidco 2 and Moon Bidco 3 is a legal entity duly organized, validly existing, and, to the extent such concept exists in the relevant jurisdiction, in good standing under the laws of its respective jurisdiction of organization; and (e) each of Moon

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Bidco 2 and Moon Bidco 3 has all requisite corporate and similar power and authority to deliver all other agreements and documents contemplated by the Original Business Combination Agreement to which it is a party and to consummate the Combination and the other transactions contemplated thereby.

Section 6.    Remainder of the Original Business Combination Agreement. Except as expressly set forth herein, this Amendment and Partial Assignment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Original Business Combination Agreement, all of which shall continue to be in full force and effect. Unless the context otherwise requires, after the execution and delivery of this Amendment and Partial Assignment, any reference in the Original Business Combination Agreement to “this Agreement” shall mean the Original Business Combination Agreement as amended hereby.

Section 7.    Construction. Except as expressly provided in this Amendment and Partial Assignment, all references in the Original Business Combination Agreement, the Moon Disclosure Letter and the Comet Disclosure Letter to “the date hereof” and “the date of this Agreement” or words of like import, unless the context otherwise requires, shall refer to December 18, 2017.

Section 8.    General Provisions. The provisions of Article 10 of the Original Business Combination Agreement are incorporated by reference into this Amendment and Partial Assignment and will apply mutatis mutandis to this Amendment and Partial Assignment.

[Signature pages follow.]

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IN WITNESS WHEREOF, the Parties have executed this Amendment and Partial Assignment and caused the same to be duly delivered on their behalf on the day and year first written above.

MOON PARTIES:

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ Chris Krummel
Name:	Chris Krummel
Title:	Vice President, Finance and Chief Accounting Officer

MCDERMOTT TECHNOLOGY, B.V.

By:	/s/ Stuart Spence
Name: Stuart Spence Title: Managing Director

MCDERMOTT TECHNOLOGY (2), B.V.

By:	/s/ Stuart Spence
Name: Stuart Spence Title: Managing Director

MCDERMOTT TECHNOLOGY (3), B.V.

By:	/s/ Stuart Spence
Name: Stuart Spence Title: Managing Director

MCDERMOTT TECHNOLOGY (AMERICAS), LLC

By:	/s/ Ty Lawrence
Name: Ty Lawrence Title: Vice President, Treasurer

MCDERMOTT TECHNOLOGY (US), LLC

By:	/s/ Ty Lawrence
Name: Ty Lawrence Title: Vice President, Treasurer

COMET PARTIES:

CHICAGO BRIDGE & IRON COMPANY N.V.

By: CHICAGO BRIDGE & IRON COMPANY B.V., its Managing Director

By:	/s/ Kirsten B. David
Name: Kirsten B. David
Title: Director

[Signature Page to Amendment and Partial Assignment and Assumption of Business Combination Agreement]

COMET I B.V.

By: CHICAGO BRIDGE & IRON COMPANY B.V., its Managing Director

By:	/s/ Kirsten B. David
Name: Kirsten B. David
Title: Director

COMET II B.V.

By: CHICAGO BRIDGE & IRON COMPANY B.V.,
its Managing Director

By:	/s/ Kirsten B. David
Name: Kirsten B. David Title: Director

CB&I OIL & GAS EUROPE B.V.

By:	/s/ Kirsten B. David
Name: Kirsten B. David Title: Director

CB&I GROUP UK HOLDINGS

By:	/s/ Luciano Reyes
Name: Luciano Reyes Title: Director

CB&I NEDERLAND B.V.

By:	/s/ Ashok Joshi
Name: Ashok Joshi Title: Director

THE SHAW GROUP, INC.

By:	/s/ Kirsten B. David
Name: Kirsten B. David Title: Director

[Signature Page to Amendment and Partial Assignment and Assumption of Business Combination Agreement]

A NNEX B

Opinion of Goldman, Sachs & Co. LLC

Annex B

PERSONAL AND CONFIDENTIAL

December 18, 2017

Board of Directors

McDermott International, Inc.

4424 West Sam Houston Parkway North

Houston, TX 77041

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to McDermott International, Inc. (the “Company”) of the Consideration (as defined below) to be paid by McDermott Technology, B.V., a wholly owned subsidiary of the Company (“Acquisition Sub”), pursuant to the Business Combination Agreement, dated as of December 18, 2017 (the “Combination Agreement”), by and among the Company, Acquisition Sub, Chicago Bridge & Iron Company N.V. (the “Target”) and the other parties listed therein. The Combination Agreement provides for an exchange offer (the “Exchange Offer”) pursuant to which Acquisition Sub will make an offer to purchase any and all issued and outstanding shares of common stock, par value €1.00 per share (“Target Common Stock”), of the Target in exchange for the right to receive from Acquisition Sub 2.47221, or, if the Moon Reverse Stock Split (as defined in the Combination Agreement) has occurred before the Effective Time (as defined in the Combination Agreement) 0.82407, shares of common stock, par value $1.00 per share (“Company Common Stock”), of the Company for each share of Target Common Stock (the “Consideration”). The Combination Agreement further provides that (i) promptly following the effective time of the Exchange Offer (the “Exchange Offer Effective Time”), the Target will be merged with and into Comet II B.V. (“Comet Newco Sub”), a wholly owned subsidiary of Comet I B.V. (“Comet Newco”) (such transaction, the “Merger”), (ii) Comet Newco will allot shares in its capital to each holder of shares of Target Common Stock at the time of the Merger, such that, following the completion of the Merger, each holder of shares of Target Common Stock will hold a number of shares in the capital of Comet Newco equal to the number of shares of Target Common Stock held by such holder immediately prior to the completion of the Merger and (iii) immediately following the effective time of the Merger, Comet Newco will sell all issued and outstanding shares in the capital of Comet Newco Sub to Acquisition Sub or its designated nominee (the “Share Sale”) pursuant to the Share Sale and Purchase Agreement to be entered into by the Target, Comet Newco, Comet Newco Sub, Acquisition Sub and the Company promptly following the effective time of the Merger (the “Share Sale Agreement” and together with the Combination Agreement, the “Agreements”) in exchange for an exchangeable note that, other than with respect to Comet Newco shareholders who are the Company or one of its subsidiaries (the “Comet Newco Affiliate Shareholders”), is mandatorily exchangeable into the Consideration. The Combination Agreement further provides that promptly after the effective time of the Share Sale, Comet Newco will be dissolved and subsequently liquidated and that the proceeds of the Share Sale will be distributed to the shareholders of Comet Newco and, other than with respect to the Comet Newco Affiliate Shareholders, will automatically be exchanged for shares of Company Common Stock, less any applicable withholding taxes. The Combination Agreement further provides that certain parties thereto will, prior to the Exchange Offer Effective Time, consummate the Comet Technology Acquisition (as defined in the Combination Agreement).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, the Target and any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Agreements (the “Transactions”). We have acted as financial

Board of Directors

McDermott International, Inc

December 18, 2017

Page Two

advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, an affiliate of Goldman Sachs & Co. LLC has entered into financing commitments and agreements to provide the Company with a letter of credit facility, a term loan facility and a bridge loan facility in connection with the consummation of the Transactions, in each case subject to the terms of such commitments and agreements and pursuant to which such affiliate expects to receive compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, the Target and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Combination Agreement and the form of the Share Sale Agreement attached as Exhibit C to the Combination Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and the Target for the five years ended December 31, 2016; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and the Target; certain other communications from the Company and the Target to their respective stockholders; certain publicly available research analyst reports for the Company and the Target; certain internal financial analyses and forecasts for the Target prepared by its management; certain internal financial analyses and forecasts for the Company stand alone and pro forma for the Transactions and certain financial analyses and forecasts for the Target, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); certain operating synergies projected by the management of the Company to result from the Transactions, as approved for our use by the Company (the “Synergies”); and certain net operating losses and cash tax step-up benefits projected by the management of the Company to result from the Transactions, as approved for our use by the Company (the “Tax Benefits Forecasts”). We have also held discussions with members of the senior management of the Company and the Target regarding their assessment of the past and current business operations, financial condition and future prospects of the Target and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transactions; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Target Common Stock; compared certain financial and stock market information for the Company and the Target with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the engineering and construction industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, the Synergies and the Tax Benefits Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or the Target or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or the Target or on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the parties will enter into the Share Sale Agreement in the form attached as Exhibit C to the Combination

Board of Directors

McDermott International, Inc

December 18, 2017

Page Three

Agreement and that the Transactions will be consummated on the terms set forth in the Combination Agreement and the form of the Share Sale Agreement attached as Exhibit C to the Combination Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Consideration to be paid by Acquisition Sub pursuant to the Combination Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreements or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transactions, including, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or the Target, or any class of such persons, in connection with the Transactions, whether relative to the Consideration to be paid by Acquisition Sub pursuant to the Combination Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transactions on the solvency or viability of the Company or the Target or the ability of the Company or the Target to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transactions or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by Acquisition Sub pursuant to the Combination Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

A NNEX C

Opinion of Greenhill & Co., LLC

CONFIDENTIAL

December 18, 2017

Board of Directors

McDermott International, Inc.

4424 West Sam Houston Parkway North

Houston, TX 77041

Members of the Board of Directors:

We understand that McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (the “Company”), McDermott Technology, B.V., a company incorporated under the laws of the Netherlands (“Moon Bidco”), McDermott Technology (Americas), LLC, a Delaware limited liability company, McDermott Technology (US), LLC, a Delaware limited liability company, Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Comet”), Comet I B.V., a company incorporated under the laws of the Netherlands (“Comet Newco”), Comet II B.V., a company incorporated under the laws of the Netherlands (“Comet Newco Sub”), CB&I Oil & Gas Europe B.V., a company incorporated under the laws of the Netherlands, CB&I Group UK Holdings, a private limited company incorporated in and registered in England and Wales, CB&I Nederland B.V., a company incorporated under the laws of the Netherlands, and The Shaw Group, Inc., a Louisiana corporation, propose to enter into a Business Combination Agreement (the “Combination Agreement”) in order to effect the Combination. The Combination Agreement provides, among other things, for the Company to cause Moon Bidco, a direct, wholly owned subsidiary of the Company, to make an offer (the “Exchange Offer”), on the terms and subject to the conditions set forth in the Combination Agreement, to exchange, for each share of common stock, par value €0.01 per share, of Comet (the “Comet Common Stock”) validly tendered and not properly withdrawn pursuant to the Exchange Offer, a number of shares of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) equal to the Exchange Offer Ratio. The “Exchange Offer Ratio” is 2.47221 shares of Company Common Stock, or, if the 3-to-1 reverse stock split of Company Common Stock contemplated by the Combination Agreement occurs prior to the effective time of the Exchange Offer (the “Exchange Offer Effective Time”), 0.82407 shares of Company Common Stock. The Combination Agreement further provides that: (i) promptly following the Exchange Offer Effective Time, Comet will be merged with and into Comet Newco Sub (such transaction, the “Merger”); (ii) Comet Newco will allot shares in its capital to each holder of shares of Comet Common Stock at the time of the Merger, such that, following the completion of the Merger, each holder of shares of Comet Common Stock will have the right to receive a number of shares in the capital of Comet Newco equal to the number of shares of Comet Common Stock held by such holder immediately prior to the completion of the Merger; and (iii) immediately following the effective time of the Merger, Comet Newco will sell all issued and outstanding shares in the capital of Comet Newco Sub to Moon Bidco or its designated nominee (the “Share Sale”) pursuant to the Share Sale and Purchase Agreement to be entered into by Comet, Comet Newco, Comet Newco Sub, Moon Bidco and the Company promptly after satisfaction of the conditions set forth in Section 8.1(c) of the Combination Agreement in exchange for an exchangeable note that, other than with respect to Comet Newco shareholders who are the Company or one of its subsidiaries (the “Comet Newco Affiliate Shareholders”), is mandatorily exchangeable into shares of Company Common Stock based on the Exchange Offer Ratio. The Combination Agreement further provides that, as soon as practicable after the effective time of the Share Sale, Comet Newco will be dissolved and subsequently liquidated and the Liquidation Distribution made, such that holders of shares of Comet Common Stock not tendered during the Exchange Offer or tendered but properly withdrawn would receive, for each share of Comet Common Stock held immediately prior to the completion of the Merger, a number of shares of Company Common Stock equal to the Exchange Offer Ratio, subject to any applicable withholding taxes. Capitalized terms used but not separately defined herein shall have the meanings assigned to such terms in the Combination Agreement. The terms and conditions of the Combination are more fully set forth in the Combination Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Exchange Offer Ratio to be paid pursuant to the Combination Agreement is fair, from a financial point of view, to the Company. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Combination or any related transactions, or the relative merits of the Combination as compared to other potential strategies or transactions that may be available to the Company.

For purposes of the opinion set forth herein, we have:

1.	reviewed the draft of the Combination Agreement, dated as of December 16, 2017, and certain related documents;

2.	reviewed certain publicly available financial statements of each of the Company and Comet;

3.	reviewed certain other publicly available business, operating and financial information relating to each of the Company and Comet;

4.

reviewed certain information, including financial forecasts and other financial and operating data concerning the Company, prepared by the management of the Company (such forecasts and other data, the “Company Forecasts”), in each case that you have directed us to utilize for purposes of our analysis;

5.

reviewed certain information, including financial forecasts and other financial and operating data concerning Comet, prepared by the management of Comet, and including certain estimates made by the management of the Company (such forecasts and other data, the “Comet Forecasts”), in each case that you have directed us to utilize for purposes of our analysis;

6.	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

7.	discussed the past and present operations and financial condition and the prospects of Comet with senior executives of Comet and the Company;

8.

reviewed certain information regarding the amount and timing of potential cost efficiencies and certain financial and operational benefits anticipated to result from the Combination prepared by management of the Company, with input from a management consultation firm retained by the Company in connection with the Combination, and approved for our use by the Company (the “Synergies”);

9.	reviewed the historical market prices and trading activity for the Company Common Stock and Comet Common Stock and analyzed their respective implied valuation multiples and historical exchange ratios;

10.

compared the trading value of the Company Common Stock and Comet Common Stock with values for the Company Common Stock and Comet Common Stock, respectively, derived based on certain financial information and the trading valuations of certain publicly traded companies that we deemed relevant;

11.

conducted a sum-of-the-parts analysis for selected businesses of Comet, derived based on certain financial information and the trading valuations of certain publicly traded companies that we deemed relevant;

12.	analyzed the valuation derived by discounting future unlevered cash flows and a terminal value for each of the Company and Comet at discount rates we deemed appropriate;

13.	analyzed the relative contributions of the Company and Comet to the pro forma combined company, based upon a number of metrics that we deemed relevant;

14.

participated in discussions and negotiations among representatives of the Company and its legal advisors and other financial advisors and representatives of Comet and its legal and financial advisors; and

15.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with us. We have further relied upon the assurances of the representatives and management of the Company and Comet, as applicable, that they are not aware of any facts or circumstances that would make any such information inaccurate, incomplete or misleading. With respect to the Company Forecasts and the Synergies, we have assumed that such Company Forecasts and Synergies, including the underlying assumptions, were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company, and we have relied upon the Company Forecasts and the Synergies in arriving at our opinion. With respect to the Comet Forecasts, we have assumed that such Comet Forecasts, including the underlying assumptions, were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Comet and the Company, and we have relied upon the Comet Forecasts in arriving at our opinion. We express no opinion with respect to the Company Forecasts, the Comet Forecasts or the Synergies or the assumptions upon which they are based. As such, we have relied upon the assessments of the representatives and management of the Company and Comet, as applicable, as to, among other things, (i) the potential tax impacts of the Combination and anticipated tax rates applicable to the Company and Comet, (ii) the amount and nature of certain Comet contingent legal liabilities and (iii) the amount and nature of certain anticipated Comet project losses. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Comet or any other entity, nor have we been furnished with any such evaluation or appraisal. We have assumed that the Combination will be consummated in accordance with the terms set forth in the final, executed Combination Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver or amendment of any material terms or conditions set forth in the Combination Agreement. We have further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Combination will be obtained without any adverse effect on the Company, Comet, the Combination or the contemplated benefits of the Combination in any way meaningful to our analysis. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and Comet and their respective advisors with respect to such issues. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Company in connection with the Combination and will receive a fee for rendering this opinion to the Board of Directors of the Company (the “Board”) and for other services rendered in connection with the Combination, the principal portion of which is contingent on the consummation of the Combination. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this opinion, we have not been engaged by, performed any services for or received any compensation from the Company, Comet or any other parties to the Combination or their respective affiliates (other than any amounts that were paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Company in connection with the Combination).

It is understood that this letter is solely for the information of the Board and is rendered to the Board in connection with its consideration of the Combination and may not be used for any other purpose or relied upon by any other person without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to the stockholders of the Company in connection with the Combination. This opinion addresses only the fairness, from a financial point of view, to the Company, as of the date hereof, of the Exchange Offer Ratio to be paid pursuant to the Combination Agreement. We are not expressing any view or opinion as to any other terms or aspects of the Combination Agreement or the Combination or any agreement or instrument contemplated by the Combination Agreement or entered into or amended in connection with the Combination, including as to the fairness of the Combination to, or any consideration to be received in connection with the Combination, by holders of any class of securities, any creditors or any other constituencies of the Company. We are also not expressing any view or opinion as to the impact of the Combination on the solvency or the viability of the Company, Comet or any subsidiary or affiliate thereof or on their respective ability to pay their respective obligations when they come due. In particular, we express no view or opinion as to the prices at which the Company Common Stock will trade at any future time. We express no view or opinion with respect to the amount or nature of any compensation or other consideration to any officers, directors or employees of any party to the Combination or related transactions, or any class of such persons, relative to the Exchange Offer Ratio or otherwise or with respect to the fairness of any such compensation or consideration. We also express no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from appropriate professional sources. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board as to whether they should approve the Combination or the Combination Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to how any stockholder should vote on any matter or otherwise act with respect to the Combination.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that, as of the date hereof, the Exchange Offer Ratio to be paid pursuant to the Combination Agreement is fair, from a financial point of view, to the Company.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Stephen Cruise
Stephen Cruise
Managing Director

ANNEX D

Opinion of Centerview Partners LLC

Annex D

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

December 17, 2017

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77380

The Management Board and the Supervisory Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value €0.01 per share (the “Comet Common Stock”) (other than Excluded Shares (as defined below)), of Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Comet”), of the Exchange Offer Ratio (as defined below) provided for pursuant to the Business Combination Agreement (the “Agreement”) proposed to be entered into by and among McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“Moon”), McDermott Technology, B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Moon (“Moon Bidco”), the other Moon Parties (the “Moon Acquirors”), each of which is a wholly owned subsidiary of Moon, Comet, Comet I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet (“Comet Newco”), Comet II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet Newco (“Comet Newco Sub”), and the CT Sellers, each of which is an indirect wholly owned subsidiary of Comet. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Agreement.

The Agreement provides that:

(i)

Moon Bidco shall make an offer (the “Exchange Offer”) to purchase any and all of the issued and outstanding shares of Comet Common Stock in exchange for the right to receive a number of shares of common stock, par value $1.00 per share (the “Moon Common Stock”), of Moon equal to either 0.82407 for each share of Comet Common Stock, assuming Moon effects a three-to-one reverse stock split prior to the Effective Time pursuant to the Agreement, or 2.47221 for each share of Comet Common Stock, if Moon does not effect a three-to-one reverse stock split prior to the Effective Time pursuant to the Agreement (the “Exchange Offer Ratio”); and

(ii)

prior to the acceptance of shares of Comet Common Stock validly tendered (and not properly withdrawn) in the Exchange Offer, the CT Sellers will sell the CT Entities to the Moon Acquirors (the “Comet Technology Acquisition”), and use the proceeds therefrom for the payment of the Existing Comet Debt and promptly following the Effective Time:

(A)

Comet will merge with and into Comet Newco Sub, with Comet as the disappearing entity, whereby Comet Newco will allot shares in its capital to each holder of shares of Comet Common Stock, as a consequence of which each holder of shares of Comet Common Stock would hold a number of shares in the capital of Comet Newco equal to the number of shares of Comet Common Stock held by such holder of shares of Comet Common Stock immediately prior to the completion of the merger (the “Merger”);

(B)	Comet Newco will sell all of the issued and outstanding shares in the capital of Comet Newco Sub to Moon Bidco or its designated nominee in exchange for an Exchangeable Note (the “Share Sale”); and

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

December 17, 2017

(C)

Comet Newco will be dissolved and liquidated, and in connection therewith, the consideration paid in the Share Sale (being the Exchangeable Note, which, other than to the extent any such notes are to be distributed to Moon Bidco or another beneficial owner of shares of Comet Newco Sub that is a controlled Affiliate of Moon, shall have been automatically and mandatorily exchanged for shares of Moon Common Stock) and all other assets held by Comet Newco will be distributed to the shareholders of Comet Newco, such that each shareholder of Comet Newco shall receive shares of Moon Common Stock (with respect to shareholders of Comet Newco other than Moon Bidco) or a portion of the Exchangeable Note (with respect to Moon Bidco) (collectively with the Exchange Offer, the Comet Technology Acquisition, the Merger and the Share Sale, the “Transaction”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to Comet in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, Comet has agreed to reimburse certain of our expenses incurred in connection with or arising out of, and indemnify us against certain liabilities that may arise out of, our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide certain financial advisory services to Comet, including strategic advisory services, and we have received compensation from Comet for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Moon or the other Moon Parties, and we have not received any compensation from any of the Moon Parties. We may provide investment banking and other services to or with respect to the Comet Parties, the Moon Parties or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Comet Parties, the Moon Parties or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 17, 2017 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of Comet for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 and Annual Reports on Form 10-K of Moon for the years ended December 31, 2016, December 31, 2015 and December 31, 2014; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Comet and Moon; (iv) certain publicly available research analyst reports for Comet and Moon; (v) certain other communications from Comet and Moon to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Comet, including certain financial forecasts, analyses and projections relating to Comet prepared by the management of Comet and furnished to us by Comet for purposes of our analysis (the “Comet Forecasts”) (collectively, the “Comet Internal Data”); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Moon, including certain financial forecasts, analyses and projections relating to Moon prepared by management of Moon and furnished to us by Moon for purposes of our analysis (the “Moon Forecasts”) (collectively, the “Moon Internal Data”); and (viii) certain tax and other cost savings and operating synergies projected by the management of Comet and the

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

December 17, 2017

management of Moon to result from the Transaction furnished to us by Comet for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Comet and Moon regarding their assessment of the Comet Internal Data, the Moon Internal Data and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for Comet and Moon and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Comet Internal Data (including, without limitation, the Comet Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Comet as to the matters covered thereby and, that the Moon Internal Data (including, without limitation, the Moon Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Moon as to the matters covered thereby, and we have relied, at your direction, on the Comet Internal Data, the Moon Internal Data and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Comet Internal Data, the Moon Internal Data, the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Comet, Moon or any other entity, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Comet, Moon or any other entity. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger, the Share Sale and the Liquidation, taken together, will qualify for U.S. federal income tax purposes as one or more reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency, viability or fair value of Comet, Moon or any other entity, or the ability of Comet, Moon or any other such entity to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Comet’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Comet or in which Comet might engage, including, without limitation, a sale of all or a portion of Comet’s technology and engineered products businesses. This

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

December 17, 2017

opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of shares of Comet Common Stock (other than shares of Comet Common Stock held by Moon and its affiliates (any such shares, “Excluded Shares”)) of the Exchange Offer Ratio provided for pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Comet or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Comet or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Offer Ratio provided for pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates to the relative values of Comet and Moon. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of shares of Moon Common Stock actually will be when issued pursuant to the Transaction or the prices at which the shares of Comet Common Stock or shares of Moon Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Comet or any other person as to how such stockholder or other person should vote with respect to the Transaction or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Management Board and the Supervisory Board of Comet (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Offer Ratio provided for pursuant to the Agreement is fair, from a financial point of view, to the holders of shares of Comet Common Stock (other than Excluded Shares).

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC
CENTERVIEW PARTNERS LLC

D-4